SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated April 7, 2009

Press Release dated April 7, 2009

Report on the proposals of the Board of Directors to the Shareholders’ Meeting

Annual Report 2008 (including the opinion of the external Auditors)

Fact Book 2008

Eni in 2008

Press Release dated April 24, 2009

Press Release dated April 24, 2009

Press Release dated April 24, 2009

Press Release dated April 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: April 30, 2009

Eni signs new strategic cooperation agreements
with Gazprom in the energy field

Moscow, April 7, 2009 - Today in Moscow, in the presence of the Prime Minister of Russian Federation, Vladimir Putin, Eni and Gazprom signed significant agreements representing a further step in fostering strategic cooperation between Italy and the Russian Federation in the energy field. The parties will develop joint projects in and outside Russia under the principle of reciprocity, in line with Russia’s new energy policy.

Eni signed an agreement to assign Gazprom 20% of Gazprom Neft, in line with previous agreements.

Eni has also signed, under the patronage of the Russian government, several cooperation agreements in Russia and abroad with the main Russian energy companies (Inter Rao UES, Rosneft, Transneft and Stroytransgas), with whom it will start a wide program of strategic cooperation involving different activities in the energy field.

In particular, EniPower and Inter Rao UES signed an agreement to evaluate joint projects in Russia and third countries. Additionally, Eni signed with Rosneft a protocol of cooperation in the upstream and refining sector in Russia and abroad.

These agreements will further foster ties between Italy and the Russian Federation and will significantly strengthen security of gas supplies to Italy and Europe.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni - Annual Report 2008

Rome, April 7, 2009 - Eni announces that from today the Italian Annual Report 2008 – particularly including the audited financial statements of the parent company Eni SpA and the audited consolidated financial statements as of December 31, 2008 – is available to the public at the Company's Registered Office in Rome and has been filed with the Italian Stock Exchange.

The Annual Report 2008 (English version) is also available and includes the audited consolidated financial statements as of December 31, 2008.

The documents are available to download from the Publications/Reports section of Eni's website, www.eni.it.

The 2008 Report on Corporate Governance, included in the Italian Annual Report 2008, is also available to download from the Company/Corporate Governance section of Eni's web site and has been filed with the Italian Stock Exchange. This Report contains information on ownership structure and the adoption of the Corporate Governance Code of conduct of Borsa Italiana SpA.

Shareholders can request a hard copy by filling in and sending the form found in the Publications section of Eni's web site or by emailing a request to segreteriasocietaria.azionisti@eni.it or to investor.relations@eni.it.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

ENI SPA ORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 29 AND APRIL 30, 2009 ON FIRST AND SECOND CALL, RESPECTIVELY REPORT ON THE PROPOSALS OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS’ MEETING

The Italian text prevails over the translation into English

ENI SPA

ORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 29 AND APRIL 30, 2009
ON FIRST AND SECOND CALL, RESPECTIVELY

Report on the proposals of the Board of Directors to the Shareholders’ Meeting

ITEM 1

ENI FINANCIAL STATEMENTS AT DECEMBER 31, 2008
CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2008
REPORT OF THE DIRECTORS ON THE COURSE OF THE BUSINESS, REPORT OF THE
BOARD OF STATUTORY AUDITORS AND REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders:

for the illustration of Eni Financial Statements please refer to Eni Annual Report 2008 deposited at the Company's Registered Office and with the Borsa Italiana SpA (the Italian Stock Exchange).

You are invited to approve Eni Financial Statements at December 31, 2008, which disclose a net income of euro 6,744,606,179.37.

ITEM 2

ALLOCATION OF NET INCOME

To the Shareholders:

in consideration of Eni 2008 results, the Board of Directors proposes to approve:

-	the allocation of euro 4,385,965,842.07 of Eni 2008 net income, of euro 6,744,606,179.37 left after the payment of an interim dividend of euro 0.65 per share resolved by the Board of Directors on September 11, 2008 and paid as of September 25, 2008, as follows:
•	to pay a dividend of euro 0.65 for each share outstanding on the ex-dividend date, Eni treasury shares on that date excluded. Therefore, in consideration of the payment of the 2008 interim dividend of euro 0.65 per share, the 2008 dividend per share proposed amounts at euro 1.30;

•	to the Distributable Reserve the amount left after the previous allotment of the dividend;
-	the payment of said dividend as from May 21, 2009, being the ex-dividend date May 18, 2009.

The Chairman of the Board of Directors ROBERTO POLI

Contents

Contents

MISSION

Countries of activity

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom

AFRICA
Algeria, Angola, Cameroon, Congo, Egypt, Gabon, Libya, Mali, Morocco, Mozambique, Nigeria, Tunisia

ASIA AND OCEANIA
Australia, Azerbaijan, China, the United Arab Emirates, India, Indonesia, Iran, Kazakhstan, Kuwait, Malaysia, Oman, Pakistan, Papua-New Guinea, Qatar, Singapore, Thailand, East Timor, Turkmenistan, Russia, Ukraine, Yemen, Saudi Arabia

AMERICAS
Argentina, Brazil, Canada, Colombia, Ecuador, Mexico, Peru, Dominican Republic, Trinidad & Tobago, the United States, Venezuela

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Contents

Ordinary Shareholders’ Meeting of April 29 and 30, 2009

The notice convening the meeting was published on the
Gazzetta Ufficiale of the Republic of Italy
No. 36, section II of March 28, 2009 page 2

This annual report includes the report of Eni’s Board of Directors and
Eni’s consolidated financial statements for the year ended December 31,
2008, which have been prepared under the International Financial
Reporting Standards (IFRS), as adopted by the European Union.

Disclaimer

This annual report contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Operating and financial review
	4	Profile of the year
	9	Letter to Shareholders
Operating Review
	13	Exploration & Production
	32	Gas & Power
	43	Refining & Marketing
	49	Petrochemicals
	52	Engineering & Construction
Financial Review
	55	Profit and loss account
	74	Summarized Group balance sheet and Cash flow Statements
	87	Risk factors and uncertainties
	95	Outlook
	96	Other information
	97	Report on Corporate Governance
	131	Commitment to sustainable development
	149	Glossary
Consolidated Financial Statements
	153	Consolidated Financial Statements
	162	Basis of presentation and Use of accounting estimates
	176	Notes to the Consolidated Financial Statements
	246	Supplemental oil and gas information (unaudited)
	257	Management’s certification
	258	Report of Independent Auditors

“Eni” means the parent company Eni SpA and its consolidated subsidiaries

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ENI ANNUAL REPORT / PROFILE OF THE YEAR

Results
Eni reported net profit of euro 8.8 billion for the full year 2008. Adjusted basis net profit was euro 10.2 billion, up 7.7% from a year ago, driven by a better operating performance mainly achieved by the Exploration & Production division.

Cash flow was a record euro 21.8 billion and enabled the Company to fund capital expenditures and acquisitions amounting to euro 18.9 billion to support growth. The capital structure is sound as expressed by the level of net borrowings to total equity of 0.38.

Dividend
Based on 2008 results and taking into account the Company’s sound capital structure, a dividend of euro 1.30 per share (euro 1.30 in 2007) will be distributed to shareholders. Included in this annual payment is euro 0.65 per share which was distributed as interim dividend. Looking forward, management is committed to rewarding Eni’s investors with superior dividend yield.

Oil and natural gas production
In 2008, in a high oil price environment, Eni achieved record oil and gas production at 1,797 kboe/d, up 3.5% from 2007. The performance was due to the additional production from acquired assets in the Gulf of Mexico, Congo and Turkmenistan in 2007 and 2008 and the organic growth achieved in Angola, Congo, Egypt, Pakistan and Venezuela. When excluding the impact of lower entitlements in PSAs, production was up 5.6%.

Management plans to achieve a strong production growth leveraging on its portfolio of high quality assets and new project start-ups in the core areas of Africa, Central Asia and Russia.
The company targets a production level in excess of 2.05 mmboe/d by 2012, with an average yearly growth rate of 3.5% in the 2009-2012 period, based on a 55 $/bl price scenario.

Proved oil and natural gas reserves
Eni’s estimated net proved reserves at December 31, 2008 amounted to 6.6 bboe determined under a reference Brent price of 36.5 $/bl. Eni’s estimated proved reserves comprised Eni’s share of proved reserves of equity accounted entities as well as a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, considering that Gazprom exercises a call option to acquire a 51% interest in these companies.
In 2008, all source reserve replacement ratio was 135% corresponding to an average reserve life index of 10 years.

Natural gas sales
Worldwide natural gas sales: 104.23 bcm, up 5.3% from 2007 driven by higher international sales (up 19.9%) mainly reflecting the contribution of the Distrigas acquisition and the organic growth recorded in European markets. These positives were partially offset by a weaker performance on the Italian gas market (down 5.8%).

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ENI ANNUAL REPORT / PROFILE OF THE YEAR

Eni expects to achieve gas sales of 124 bcm by 2012 at a 7% average growth rate of international sales leveraging on synergies of the Distrigas acquisition that will help drive sales growth and market share gains in Eni’s target market in spite of an unfavorable outlook for European gas demand.

Distrigas NV acquisition
The acquisition of the 57.243% majority stake in the Belgian gas operator Distrigas NV represents a strategic opportunity and confirms the Company’s objective of consolidating its leadership in the European gas sector.
The deal values the entire share capital at euro 4.8 billion.

Portfolio developments
In January 2008, Eni completed the acquisition of the entire share capital of Burren Energy Plc, for a cash consideration amounting to euro 2.36 billion with producing assets in Congo and Turkmenistan. Following the acquisition, Eni also acquired control of the Indian oil company Hindustan Oil Exploration Ltd.

A strategic oil deal was closed with the Libyan national oil company NOC based on the framework agreement signed in October 2007. This deal, effective from January 1, 2008, extends the duration of Eni oil and gas properties until 2042 and 2047, respectively, and identifies a number of projects aiming at monetizing substantial gas reserves.

A number of agreements were signed with the partner Suez regarding long-term supplies of electricity, gas and LNG entailing proceeds of euro 1.56 billion.

The acquisition of the entire share capital of First Calgary Petroleum Ltd, a Canadian oil and gas company was executed for cash consideration amounting to euro 0.7 billion. The company engages in exploration and development activities in Algeria. Production start up is expected in 2011 with a projected plateau of approximately 30 kboe/d net to Eni by 2012.

The purchase of a 52% stake and the operatorship of fields in the Hewett Unit was finalized including relevant facilities in the North Sea for cash consideration amounting to euro 0.25 billion. Eni targets to develop a storage capacity of 5 bcm supporting the seasonal swings of gas demand in the United Kingdom.

Exploration activities
In 2008, Eni invested euro 1,918 million in executing an extensive exploratory program, up 13.2% from 2007 in well established areas. The activities of the year resulted in the completion of 111 exploratory wells (58 net to Eni) with a commercial rate of success of 36.5% (43.4% net to Eni). A further 21 wells were in progress as of the year end. The main discoveries were achieved in Angola, Australia, Congo, Croatia, Egypt, the Gulf of Mexico, Italy, Libya, Norway, Pakistan, Tunisia and the United Kingdom.

Eni’s exploratory portfolio has been strengthened by acquiring new acreage in Angola, Algeria, Alaska, Gabon, the Gulf of Mexico, Indonesia, Norway and the United Kingdom as part of Eni’s strategy of focusing in core areas. The new acquired acreage extends for 57,361 square kilometers (net to Eni, 99% operated).

Kazakhstan - Kashagan Final Agreement
On October 31, 2008 all the international parties of the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed the final agreement implementing the new contractual and governance framework of the Kashagan project, based on the Memorandum of Understanding signed on January 14, 2008. Eni management expects to achieve first oil by the end of 2012. Phase-one (Experimental Program) production plateau is forecast at 300 kbbl/day, installed production capacity at the end of phase-one is planned at 370 kbbl/day in 2014.

Divestment of Stogit and Italgas to Snam Rete Gas
On February 12, 2009 Eni’s Board of Directors approved the sale of the 100% stake in Italgas SpA and Stoccaggi Gas Italia SpA (Stogit) to Snam Rete Gas SpA for a total consideration of euro 4.7 billion.
The transaction is expected to create significant synergies in the segment of regulated businesses allowing Eni to maximize the value of both Italgas and Stogit. The two companies will benefit from higher visibility as a part of Snam Rete Gas. The closing is expected by July 2009, and it will financed by Snam Rete Gas through a rights issue that, for the part related to minorities, will allow Eni to reinforce its consolidated financial structure.

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ENI ANNUAL REPORT / PROFILE OF THE YEAR

Financial highlights	2006	2007	2008
(million euro)
Net sales from operations		86,105	87,256	108,148
Operating profit		19,327	18,868	18,641
Adjusted operating profit (a)		20,490	18,986	21,793
Net profit (b)		9,217	10,011	8,825
Adjusted net profit (a) (b)		10,412	9,470	10,201
Net cash provided by operating activities		17,001	15,517	21,801
Capital expenditures		7,833	10,593	14,562
Acquisition of investments and businesses (c)		95	9,909	4,305
Dividends pertaining to the year (d)		4,594	4,750	4,713
Cash dividends		4,610	4,583	4,910
Cost of purchased own shares		1,241	680	778
R&D expenditures		222	208	217
Total assets at year end		88,312	101,560	116,590
Debts and bonds at year end		11,699	19,830	20,865
Shareholders’ equity including minority interests at year end		41,199	42,867	48,510
Net borrowings at year end		6,767	16,327	18,376
Net capital employed at year end		47,966	59,194	66,886
Shares price at year end	(euro)	25.48	25.05	16.74
Number of shares outstanding at year end	(million)	3,680.4	3,656.8	3,622.4
Market capitalization (e)	(billion euro)	93.8	91.6	60.6

(a)	For a detailed explanation of adjusted profits (net and operating), that do not include inventory gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis" on page 69.
(b)	Profit attributable to Eni shareholders.
(c)	Net of acquired cash.
(d)	2008 amount (relating to dividend payment) is estimated.
(e)	Number of outstanding shares by reference price at year end.

Summary financial data	2006	2007	2008

Net profit
- per ordinary share (a)	(EUR)	2.49	2.73	2.43
- per ADR (a) (b)	(USD)	6.26	7.49	7.15
Adjusted net profit
- per ordinary share (a)	(EUR)	2.81	2.58	2.80
- per ADR (a) (b)	(USD)	7.07	7.07	8.24
Return On Average Capital Employed (ROACE)
- reported	(%)	20.3	20.5	15.7
- adjusted	(%)	22.7	19.3	17.6
Leverage		0.16	0.38	0.38
Dividends pertaining to the year	(euro per share)	1.25	1.30	1.30
Pay-out (c)	(%)	50	47	53
Total Shareholder Return (TSR)	(%)	14.8	3.2	(29.1)
Dividend yield (d)	(%)	5.0	5.3	7.6

(a)	Fully diluted. Ratio of net profit and average number of shares outstanding in the year. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b)	One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(c)	2008 pay-out ratio is estimated with reference to the amounts due on the payment of the dividend balance of 2008.
(d)	Ratio of dividend for the period and average price of Eni shares in December.

Key market indicators	2006	2007	2008

Average price of Brent dated crude oil (a)		65.14	72.52	96.99
Average EUR/USD exchange rate (b)		1.256	1.371	1.471
Average price in euro of Brent dated crude oil		51.86	52.90	65.93
Average European refining margin (c)		3.79	4.52	6.49
Average European refining margin in euro		3.02	3.30	4.41
Euribor - three-month rate	(%)	3.1	4.3	4.6
Libor - three-month dollar rate	(%)	5.2	5.3	2.9

(a)	In USD per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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ENI ANNUAL REPORT / PROFILE OF THE YEAR

Summary operating data	2006	2007	2008

Exploration & Production
Estimated net proved reserves of hydrocarbons (at year end)	(mmboe)	6,436	6,370	6,600
- Liquids	(mmbbl)	3,481	3,219	3,335
- Natural gas	(bcf)	16,965	18,090	18,748
Average reserve life index	(year)	10.0	10.0	10.0
Production of hydrocarbons	(kboe/d)	1,770	1,736	1,797
- Liquids	(kbbl/d)	1,079	1,020	1,026
- Natural gas	(mmcf/d)	3,964	4,114	4,424
Gas & Power
Worldwide gas sales	(bcm)	98.10	98.96	104.23
- of which E&P sales (a)	(bcm)	4.69	5.39	6.00
LNG sales	(bcm)	9.9	11.7	12.0
Customers in Italy	(million)	6.54	6.61	6.63
Gas volumes transported in Italy	(bcm)	87.99	83.28	85.64
Electricity sold	(TWh)	31.03	33.19	29.93
Refining & Marketing
Refining throughputs on own account	(mmtonnes)	38.04	37.15	35.84
Conversion index	(%)	57	56	58
Balanced capacity of refineries	(kbbl/d)	711	748	737
Retail sales of petroleum products in Europe	(mmtonnes)	12.48	12.65	12.67
Service stations in Europe at year end	(units)	6,294	6,440	5,956
Average throughput of service stations in Europe	(kliters)	2,470	2,486	2,502
Petrochemicals
Production	(ktonnes)	7,072	8,795	7,372
Sales of petrochemical products	(ktonnes)	5,276	5,513	4,684
Average plant utilization rate	(%)	76.4	80.6	68.6
Engineering & Construction
Orders acquired	(million euro)	11,172	11,845	13,860
Order backlog at year end	(million euro)	13,191	15,390	19,105
Employees at year end	(units)	73,572	75,862	78,880

(a)	E&P sales include volumes marketed by the Exploration & Production division in Europe (4.07, 3.59 and 3.36 bcm in 2006, 2007 and 2008, respectively) and in the Gulf of Mexico (0.62, 1.8 and 2.64 bcm in 2006, 2007 and 2008, respectively).

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ENI ANNUAL REPORT / PROFILE OF THE YEAR

THE ENI SHARE

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ENI ANNUAL REPORT / LETTER TO SHAREHOLDERS

To our Shareholders

2008 was an excellent year for Eni, both operationally and financially.
Despite deteriorating market conditions over the last four months of the year, we delivered on our targets, leveraging on the resilience of our business portfolio to achieve sector-leading growth and distribute euro 5.7 billion to our shareholders.
In 2008 we acquired Distrigas, gaining a strategic position in Belgium, a key country in the European gas market due to its geographic location and its high level of interconnectivity with the Centre-North European transit gas networks.
Finally, in 2008 Eni was recognized as the world’s most sustainable company in the oil and gas sector among the companies included in the Dow Jones Sustainability Index.
Even in the current context of uncertain and volatile energy markets, we confirm our strategy of superior production growth and leadership in the European gas market. We will continue to invest in our long-term growth while maintaining a strong financial position and rewarding our shareholders with a dividend yield among the highest in our sector.

Financial performance
Eni’s 2008 net profit was euro 8.8 billion. Adjusted net profit was euro 10.2 billion, an increase of 7.7% compared to 2007, as a result of the stronger operating performance, partly offset by a higher tax rate. Return on average capital employed was 17.6%.

Record net cash generated from operating activities of euro 21.8 billion financed euro 18.9 billion of investments. Of this, euro 14.6 billion was dedicated to organic growth projects, including exploration, and euro 4.3 billion to acquisitions. Our net debt to equity ratio at year end was 0.38.

The results achieved in 2008 enable us to propose to the Annual General Shareholders Meeting a dividend of euro 1.30 per share, of which euro 0.65 was paid as an interim dividend in September 2008. This is in line with our 2007 dividend.

Sustaining growth and shareholder returns
Our strategic direction has not changed and growth continues to be our main priority. We will achieve our short and long-term growth targets through the development of our portfolio of quality projects and by strengthening our leadership in the European gas market.
Over the next four years, we will invest euro 48.8 billion, slightly less than in the 2008-2011 plan.
The projected free cash flow will allow us to maintain a dividend yield amongst the highest in the sector.

In EXPLORATION & PRODUCTION, we achieved an adjusted net profit of euro 8 billion, up 23.4% compared to 2007, driven by production growth and improved mix in a favorable oil price environment. This was partially offset by the appreciation of the euro against the dollar and higher operating costs and amortization charges.
Oil and gas production totaled 1,797 kboe/day, up 3.5%

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ENI ANNUAL REPORT / LETTER TO SHAREHOLDERS

from 2007 with an average Brent oil price of 97 $/bl (33.7% higher than 2007). Our production growth was the highest in our peer group. Furthermore, excluding the effect of higher prices on PSA contracts, we would have increased production by 5.6%.

We achieved an all sources reserve replacement ratio of 135%, resulting in a reserve life index of 10 years at December 31, 2008 (in line with 2007). Over the course of the year, our exploration activities led to the discovery of more than 1 billion boe.

On October 31, 2008, Eni and its partners in the North Caspian Sea PSA consortium signed the final agreement with the Kazakh authorities, implementing the new contractual and governance framework of the Kashagan project. In the new operating model Eni, with a reduced stake of 16.81%, is confirmed as the operator of phase one of the project (the Experimental Program) and will retain operatorship of the onshore operations of phase 2 of the development plan.

On November 21, 2008, Eni closed the acquisition of First Calgary Petroleum Ltd, an oil and gas company with exploration and development activities in Algeria.

In the E&P division our strategy of delivering production growth is focused on conventional activities and on high quality assets, located largely in three low cost areas (Africa, OECD Countries and Central Asia/Russia), where we develop giant projects with scale benefits.

We target an average annual production increase of 3.5% in the 2009-2012 plan and expect to maintain robust production growth of 3% a year in the following three years to 2015. In 2009, hydrocarbon production will exceed 1.8 million boe/d, based on a $43 per barrel Brent price scenario. In 2012, production will exceed 2.05 million boe/day based on a 55 $/bl Brent price scenario.

In the next four years, more than 0.5 million boe/day of new production will come on stream, 85% of which is related to projects which will be profitable even with an oil price scenario below $45 per barrel. This growth strategy is based on organic development plans carried out with a reserve replacement ratio of 130%.

In GAS & POWER, we consolidated our leading position in Europe and generated euro 1.9 billion of free cash flow, confirming the stability of the division’s cash generation. Gas sales reached 104 billion cubic meters, an increase of 5.3% (up 5.27 bcm) compared to 2007, mainly reflecting the contribution of the acquisition of Distrigas.

Adjusted net profit for the year decreased by 9.7% to euro 2.65 billion, largely due to a weaker operating performance. This was caused by stronger competitive pressure, particularly impacting the Italian market in the fourth quarter, and was partly offset by the increase in international sales.

In October 2008, following the authorization from the European Commission, we closed the acquisition of the 57.243% majority stake in Distrigas NV from the French company Suez-Gaz de France. On December 30, 2008, Eni was granted authorization from the Belgian market authorities to execute a mandatory tender offer on the minorities of Distrigas.

Our strategy is to further strengthen our leadership in the European gas market, where we hold a unique

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ENI ANNUAL REPORT / LETTER TO SHAREHOLDERS

competitive position, thanks to our large and diversified gas supply portfolio and our direct access to a vast infrastructure system and customer base. We will grow our international gas sales by an average of 7% a year, reaching total gas sales of 124 billion cubic meters by 2012 despite our reduced forecast for gas demand growth in Europe.

In REFINING & MARKETING we reported an adjusted net profit of euro 510 million. This was 59.9% higher than in 2007 due to a better operating performance and higher profits of equity-accounted entities, partly offset by increased income taxes. This result reflects higher margins in both refining and marketing. Marketing activities in Italy reported higher operating results due to a recovery in selling margins and an increased market share in retail as a result of effective marketing campaigns.

Our strategy in R&M focuses on the selective strengthening of our refining system, the improvement of quality standards in our marketing activities, and the widespread increase in operating efficiency. Overall, we target a euro 400 million EBIT increase by 2012, excluding scenario effects. In refining, we will increase our conversion index to 65% and achieve a middle distillate yield of 45%, more than double the yield in gasoline. Three new hydrocrackers will come on stream in 2009 in the Sannazzaro, Taranto and Bayern Oil refineries.
In marketing, we target an Italian market share increase to 32% through loyalty programmes and enhanced non-oil services. Abroad, we will focus on three countries: Germany, Switzerland and Austria, where we enjoy significant advantages in terms of supply, logistics and brand awareness.

In ENGINEERING & CONSTRUCTION, we reported an improved adjusted net profit of euro 784 million (19.1% higher than in 2007) thanks to a better operating performance driven by high efficiency and favorable market conditions. Saipem is completing the expansion of its world-class fleet of construction and drilling vessels, consolidating its leading position in the project management, engineering and construction activities within the oilfield services industry.

In PETROCHEMICALS we reported a adjusted loss at both operating and net profit levels (down euro 375 million and down euro 306 million respectively) due to the high costs of oil-based feedstock in the first three quarters of the year and a steep decline in demand in the last quarter.

Our target is to preserve profitability even in an unfavorable scenario. We will improve efficiency, especially in our steam crackers, and selectively invest in areas where we have a competitive advantage (styrenics and elastomers), also leveraging on our proprietary technologies.

The efficiency programme launched in 2006 delivered almost euro 1 billion in cost reductions by the end of 2008. We target another euro 1 billion of cost reductions by 2012, bringing overall savings to around euro 2 billion by 2012, in real terms versus the 2005 baseline.

Furthermore, on February 12, 2009, we announced the restructuring of our regulated businesses in Italy, with the sale of our gas distribution and storage regulated activities to Snam Rete Gas. This deal will create one of the major European operators in the regulated gas business and will enable us to extract significant synergies and unlock the value of these assets for our shareholders.

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Sustainable development
We are very proud of having been selected as the leading oil and gas company in the Dow Jones Sustainability Index.
We will strive to improve the sustainability of our activities through our commitment to: research and innovation, the development of local communities, the protection of the environment and the endorsement of higher health and safety standards. In conducting operations and in our relations with partners we uphold the protection and promotion of Human Rights.

Eni confirms its commitment to Research and Innovation. We will focus on developing innovative technologies supporting our core businesses, leveraging on the industrial application of our proprietary technologies, and on expanding our activities in renewables, also thanks to cooperation agreements with primary academic and technology institutions.

People are our most important asset. In managing Human resources, we are committed to implementing programs to improve leadership skills, increase knowledge and promote international development.

In conclusion, 2008 was another good year for Eni.
The industry is undoubtedly facing uncertain times, but we are well-placed to continue to deliver value to our shareholders, both in the short and the long term.

March 13, 2009

In representation of the Board of Directors

Chairman	Chief Executive Officer and General Manager

BOARD OF DIRECTORS (1)	BOARD OF STATUTORY AUDITORS (7)
Chairman	Chairman
Roberto Poli (2)	Ugo Marinelli
Chief Executive Officer and General Manager	Statutory Auditors
Paolo Scaroni (3)	Roberto Ferranti, Luigi Mandolesi,
Directors	Tiziano Onesti, Giorgio Silva
Alberto Clô, Paolo Andrea Colombo,	Alternate Auditors
Paolo Marchioni, Marco Reboa, Mario Resca,	Francesco Bilotti, Pietro Alberico Mazzola
Pierluigi Scibetta, Francesco Taranto
MAGISTRATE OF THE COURT OF ACCOUNTANTS
GENERAL MANAGERS	DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA
Exploration & Production Division	Lucio Todaro Marescotti (8)
Claudio Descalzi (4)	Alternate
Gas & Power Division	Angelo Antonio Parente (9)
Domenico Dispenza (5)
Refining & Marketing Division	External Auditors (10)
Angelo Caridi (6)	PricewaterhouseCoopers SpA

(1)	Appointed by the Shareholders’ Meeting held on June 10, 2008 for a three year period. The Board of Directors expires at the date of approval of the financial statements for the 2010 financial year.
(2)	Appointed by the Shareholders’ Meeting held on June 10, 2008.
(3)	Powers conferred by the Board of Directors on June 11, 2008.
(4)	Appointed by the Board of Directors on July 30, 2008.
(5)	Appointed by the Board of Directors on December 14, 2005, effective from January 1, 2006.
(6)	Appointed by the Board of Directors on August 3, 2007.
(7)	Appointed by the Shareholders’ Meeting held on June 10, 2008 for a three year period, expiring at the date of the approval of the financial statements for the 2010 financial year.
(8)	Duties conferred by the Governing Council of the Court of Accountants on July 19-20, 2006.
(9)	Duties conferred by the Governing Council of the Court of Accountants on May 27-28, 2003.
(10)	Appointed by the Shareholders’ Meeting of May 24, 2007 for the 2007-2009 three-year term.

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Key performance indicators	2006	2007	2008

Net sales from operations (a)	(million euro)	27,173	27,278	33,318
Operating profit		15,580	13,788	16,415
Adjusted operating profit (b)		15,763	14,051	17,416
Exploration & Production		15,518	13,785	17,233
Storage Business		245	266	183
Adjusted net profit		7,279	6,491	8,008
Capital expenditures		5,203	6,625	9,545
of which:
exploration expenditures (c)		1,348	1,659	1,918
storage		40	145	264
Adjusted capital employed, net		18,590	24,643	31,302
Adjusted ROACE	(%)	37.5	30.0	28.6
Average realizations
- Liquids	($/bbl)	60.09	67.70	84.05
- Natural gas	($/mmcf)	5.29	5.42	8.01
- Total hydrocarbons	($/boe)	48.87	53.17	68.13
Production (d)
- Liquids	(kbbl/d)	1,079	1,020	1,026
- Natural gas	(mmcf/d)	3,964	4,114	4,424
- Total hydrocarbons	(kboe/d)	1,770	1,736	1,797
Estimated net proved reserves (d) (e)
- Liquids	(mmbbl)	3,481	3,219	3,335
- Natural gas	(bcf)	16,965	18,090	18,748
- Total hydrocarbons	(mmboe)	6,436	6,370	6,600
Reserve life index	(year)	10.0	10.0	10.0
Reserve replacement ratio of consolidated subsidiaries (SEC criteria)	(%)	38	38	136
Reserve replacement ratio including equity-accounted entities (e)	(%)	38	90	135
Employees at period end	(units)	8,336	9,334	11,194

(a)	Before elimination of intragroup sales.
(b)	From 2008, adjusted operating profit is reported for the "Exploration & Production" and "Storage" businesses, within the Exploration & Production division. Prior period data have been restated accordingly.
(c)	Includes exploration bonuses.
(d)	Includes Eni’s share of equity-accounted entities.
(e)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

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Final Agreement for the development project of the Kashagan oilfield
› On October 31, 2008, all the international parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed the final agreement implementing the new contractual and governance framework of the Kashagan project, based on the Memorandum of Understanding signed on January 14, 2008. Eni’s management expects to achieve first oil by the end of 2012. Phase-one production plateau is forecast at 300 kbbl/d; the installed production capacity at the end of phase-one is planned at 370 kbbl/d in 2014. Subsequently, production capacity of phase-one is expected to step up to 450 kbbl/d, leveraging on availability of further compressor capacity for gas re-injection associated with the start-up of phase-two offshore facilities.

Portfolio
› Finalized an agreement with the British company Tullow Oil Ltd to purchase a 52% stake and the operatorship of fields in the Hewett Unit and relevant facilities in the North Sea in close proximity to the Interconnector pipeline.
Eni plans to upgrade certain depleted fields in the area so as to achieve a gas storage facility with a 177 bcf capacity to support seasonal upswings in gas demand in the UK.

› Finalized an agreement to acquire all the common shares of First Calgary Petroleum Ltd, a Canadian oil and gas company with exploration and development activities in Algeria. The acquisition values the fully diluted share capital of First Calgary at approximately euro 605 million. Production start-up is expected in 2011 with a projected plateau of approximately 30 kboe/d net to Eni by 2012.

› Finalized a strategic oil deal with the Libyan national oil company based on the framework agreement of October 2007. This deal effective from January 1, 2008, extends the duration of Eni oil and gas properties until 2042 and 2047 respectively and lays the foundations for a number of projects targeting development of the significant gas potential in the country.

› Completed the acquisition of the entire issued share capital of the UK-based oil company Burren Energy Plc, for a total cash consideration amounting to approximately euro 2.4 billion (including Burren’s shares purchased in 2007, for a total amount of euro 0.6 billion). In 2008 production of Burren assets averaged 25 kbbl/d in Congo and Turkmenistan. Acquired control of the Indian company Hindustan Oil Exploration Limited (Eni 47.18%) pursuant to the acquisition of Burren Energy Plc.

› Awarded new exploration leases in Angola, Algeria, Alaska, Gabon, the Gulf of Mexico, Indonesia, Norway and the United Kingdom, with an extension of 57,361 square kilometers (net to Eni, 99% operated).

Partnership Agreement
In 2008 Eni’s unique approach to business continued, leveraging on the so-called "Eni co-operation model" integrating sustainable activity in the territory with the traditional business of hydrocarbon exploration and production:

› Defined a cooperation agreement with the Republic of Congo for the extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits deemed to contain significant amounts of resources based on a recent survey, with over extension of 1,790 square kilometers. Eni plans to monetize the heavy oil by applying its EST (Eni Slurry Technology) proprietary technology intended to convert entirely the heavy barrel into high-quality light products. The agreement also comprises the construction of a new 450 MW electricity generation plant (Eni’s share 20%) to be fired by 2009 with the associated natural gas from the operated M’Boundi field and a partnership for the production of bio-diesel.

› Signed a Memorandum of Understanding with Sonangol for the definition of an integrated model of cooperation and development. The agreement covers onshore development activities and construction of facilities in Angola designed to monetize flaring gas as well as collaboration in the field of bio-fuels.

› Renewed the Memorandum of Understanding with Brazilian oil company Petrobras for the evaluation of joint initiatives in the upstream and downstream sectors, to produce and market renewable fuels and the possible options for the valorization of the natural gas reserves discovered by Eni offshore Brazil.

› Signed new strategic agreements with Petroleos de Venezuela SA (PDVSA) for the definition of a plan to develop a field located in the Orinoco oil belt deemed to contain significant amounts of heavy oil based on a recent survey; and the

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exploration and development of two offshore fields in the Caribbean Sea with gas resources to be processed potentially in an LNG project.

› Signed a Memorandum of Understanding with the state-owned company Qatar Petroleum International to target joint investment opportunities in the exploration and production of oil and gas.

› Signed a partnership agreement with Papua New Guinea for the exploration of oil and gas and identification of opportunities to develop the Country’s resources. Eni is also interested to jointly opportunities related to power generation projects and the development of alternative and existing renewable energies.

› Finalized a Memorandum of Understanding with Colombia’s state oil company Ecopetrol to evaluate joint exploration opportunities.

Financial results
› Adjusted net profit for the full year was euro 8,008 million, an increase of euro 1,517 million from 2007 (up 23.4%) due to a better operating performance driven by higher realizations in dollars and production growth, partially offset by rising operating costs and higher amortization charges.

› Return on average capital employed calculated on an adjusted basis was 28.6% in 2008 (30% in 2007).

› Liquids and gas realizations for the full year increased on average by 28.1% in dollar terms from 2007, driven by the strong market environment of the first nine months of the year.

Production
› Oil and natural gas production for the full year 2008 averaged the record level of 1,797 kboe/d, an increase of 61 kboe/d, or 3.5%, from a year earlier. This improvement mainly benefited from the assets acquired in the Gulf of Mexico, Congo and Turkmenistan, as well as continuing production ramp-up in Angola, Congo, Egypt, Pakistan and Venezuela. Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 37 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 5.6%.

› Leveraging on organic growth in Africa, Central Asia and Russia, Eni expects to deliver a 3.5% compound average growth rate over the next four-year period, targeting a production level in excess of 2.05 mmboe/day by 2012 under Eni’s Brent scenario at $55 per barrel.

Estimated net proved reserves
› Estimated net proved reserves at December 31, 2008 were 6.6 bboe (up 3.6% from 2007) determined based on a year-end Brent price of $36.55 per barrel. The year end amounts comprised 30% of proved reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Russian company Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies. All sources reserve replacement ratio was 135% (136% under SEC reporting standards, based on reserve additions from Eni’s consolidated subsidiaries), with an average reserve life index of 10 years (10 years at December 31, 2007). Excluding the price effect, the replacement ratio would be 83%.

› Leveraging the high mineral potential of Eni’s assets in the Caspian Sea, West Africa, North Africa and the Gulf of Mexico and new high potential areas in the medium term, Eni expects to replace 130% of produced reserves at the Company’s long-term price deck of $57 per barrel.

Exploration and development expenditures
› In 2008, exploration expenditures amounted to euro 1,918 million (up 15.6% from 2007) to execute a very extensive campaign in well established areas of presence. A total of 111 new exploratory wells were drilled (58.4 of which represented Eni’s share), in addition to 21 exploratory wells in progress at year end (12 net to Eni). The overall commercial success rate was 36.5% (43.4% net to Eni). The main discoveries were made in: Angola, Australia, Congo, Croatia, Egypt, the Gulf of Mexico, Italy, Libya, Nigeria, Norway, Pakistan, Tunisia and the United Kingdom.

› Development expenditures were euro 6,429 million (up 38.5% from 2007), in particular in the Gulf of Mexico, Kazakhstan, Italy, Nigeria, Egypt, Australia and Congo.

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Reserves

Reserve Governance
The Company has adopted comprehensive classification criteria for proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable U.S. Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10. For unproved reserves (probable and possible reserves) and contingent resources (potentially reserves), Eni’s resource classification system complies with the classifications and definitions adopted by the Society of Petroleum Engineers, the World Petroleum Congress and the American Association of Petroleum Geologists. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Year-end liquids and natural gas prices used in the estimate of proved reserves under SEC criteria, are obtained from the official survey published by Platt’s Marketwire for liquids; and contractual conditions existing at year-end as applied to reference benchmarks for natural gas. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves due to analysis of new information concerning production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. Field resources will only be categorized as proved reserves when all criteria for the attribution of proved status has been met, including technical, economic and commercial criteria. Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under Production Sharing Agreements are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (cost oil) and on the profit oil set contractually. A similar scheme applies to buy-back and service contracts. In a high oil price environment, the volume of entitlements necessary to cover the same amount of expenditures is lower.
Eni has always exercised rigorous control over the booking process of proved reserves. The Reserve Department of the Exploration & Production division is entrusted with the task of continuously updating the Company’s guidelines concerning reserve evaluation, classification and monitoring the periodic determination process. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineers company which has declared their compliance with applicable SEC rules. D&M has also stated that the company guidelines regulate situations for which the SEC rules lack details, providing a reasonable interpretation in line with the generally accepted practices in international markets.
Eni estimates its proved reserves on the basis of the mentioned guidelines, also when participating in exploration and production activities operated by other entities. The process for evaluating reserves involves: (i) business unit managers (geographic units) and Local Reserve Evaluators (LRE), who perform the evaluation and classification of technical reserves (production profiles, capital expenditure, operating costs and costs related to asset retirement obligations); (ii) geographic area managers at head offices and Division Reserve Evaluators (DRE) checking evaluations carried out by business unit managers; (iii) the Reserve Department, providing independent reviews of the fairness and correctness of classifications carried out by business units, who also aggregates worldwide reserve data and performs economic assessment of reserves, with the support of the Accounting Department, to calculate equity volumes. Moreover, the Reserve Department has the following responsibilities: to ensure the periodic certification process of reserves and to continuously update the Company guidelines on reserves evaluation and classification.
All personnel involved in the process of reserve evaluation are knowledgeable on SEC guidelines for proved reserves classification and have professional abilities adequate to the complexity of the task, expressing their judgment independently and respectful of professional ethics. In addition, a Reserve Evaluator is normally considered professionally qualified with respect to the international standards backed by the Society of Petroleum Engineers. Since 1991, Eni has requested qualified independent oil engineering companies carry out and independent evaluation[1] of its proved reserves on a rotation basis.
Eni believes those independent evaluators to be experienced and qualified in the marketplace. In the preparation of their reports, those independent evaluators relied, without independent verification, upon information furnished by Eni with respect to property interest,

(1)	From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott Company.

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production, current cost of operation and development, agreements relating to future operations and sale, prices and other information and data that were accepted as represented by the independent evaluators. These information were the same used by Eni in determining proved reserves and included: log, directional surveys, core and PVT analysis, maps, oil/gas/water production/injection data of wells, reservoir and field, reservoir studies; technical analysis relevant to field performance, reservoir performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of reserves NPV, actual prices received from hydrocarbon sales, instructions on future prices, and other pertinent information are provided. Accordingly, the work performed by the independent evaluators is an evaluation of Eni’s proved reserves carried out in parallel with the internal one. The circumstance that the independent evaluations achieved the same results as those of the Company for the vast majority of fields support the management’s confidence that the company’s booked reserves meet the regulatory definition of proved reserves which are reasonably certain to be produced in the future. When the assessment of independent engineers is lower than internal evaluations, Eni revises its estimates based on information provided by independent evaluators.	Specifically in 2008 a total of 1.5 billion boe of proved reserves was evaluated, representing approximately 22% of Eni’s total proved reserves at December 31, 2008 (calculated including a 60% interest of the proved reserves of the three Russian gas companies). Outcomes of the independent evaluations confirmed Eni’s evaluations, as they did in previous years. During the 2006-2008 three year period, independent evaluations covered 77% of Eni’s total proved reserves. Further information on reserves is provided in the notes to Eni consolidated financial statements – "Supplementary information on oil and natural gas – Oil and natural gas reserves".

Movements in estimated net proved reserves
Eni’s estimated proved reserves were determined taking into account Eni’s share of proved reserves of equity-accounted entities. The 2008 year end amounts comprised 30% of proved reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Russian company Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies. Based on this assumption, movements in Eni’s 2008 estimated proved reserves were as follows:

(mmboe)	Consolidated subsidiaries	Equity-accounted entities	Total

Estimated net proved reserves at December 31, 2007			6,010		360		6,370

Extensions, discoveries, and other additions, revisions of previous estimates and improved recovery, excluding year-end price revision		510		4		514
Price effect		340		2		342

Reserve additions			850		6		856
Proved property acquisitions			91				91
Sales of minerals-in-place			(59)				(59)
Production for the year			(650)		(8)		(658)

Estimated net proved reserves pro-forma at December 31, 2008			6,242		358		6,600

Reserve replacement ratio, all sources	(%)		136		75		135
Reserve replacement ratio, all sources and excluding price effect	(%)		83		75		83

Additions to proved reserves booked in 2008 were 856 million boe and derived from: (i) revisions of previous estimates were 751 million boe, partly related to higher entitlements reported in certain PSAs (up 342 million boe) resulting from lower year end oil prices from a year ago (Brent price was $36.55 per barrel at December 31, 2008 compared to $96.02 per barrel at December 31, 2007), net of downward revisions associated with marginal productions in certain mature fields. These revisions were reported in Angola, Kazakhstan and Libya; (ii) extensions and discoveries were 71 million boe, with	major increases booked in Angola, Egypt, Nigeria, Norway and United States; (iii) improved recovery were 34 million boe mainly reported in Algeria, Angola, Congo and Libya.
Acquisitions amounted to 91 million boe reflecting the contribution of the acquired Burren assets in Congo, Turkmenistan and India. Sales of reserves in place (59 million boe) related to the divestment of a 1.71% stake in the Kashagan project following the finalization of the agreements implementing the new contractual and governance framework of the project effective January 1, 2008.

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In 2008 Eni achieved an all sources reserve replacement ratio[2] of 135% (136% under SEC reporting standards, based on reserve additions from Eni’s consolidated subsidiaries). The average reserve life index is 10 years (10 years at December 31, 2007).	Excluding the price effect, the replacement ratio would be 83%.
Eni’s estimated proved reserves would be 6,908 mmboe including the proved reserves of thee Russian gas companies on the basis of Eni’s current interest 60%. The average reserve life index is 10.5 years.

Estimated net proved reserves pro-forma
Consolidated subsidiaries

Italy	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of world	Total consolidated subsidiaries	Equity- accounted entities	Total

2006
Liquids	(mmbbl)	215	982	786	386	893	195	3,457	24	3,481
Natural Gas	(bcf)	3,391	5,946	1,927	1,697	1,874	2,062	16,897	68	16,965
Hydrocarbons	(mmboe)	805	2,018	1,122	682	1,219	554	6,400	36	6,436

2007 (a)
Liquids	(mmbbl)	215	878	725	345	753	211	3,127	92	3,219
Natural Gas	(bcf)	3,057	5,751	2,122	1,558	1,770	2,291	16,549	1,541	18,090
Hydrocarbons	(mmboe)	747	1,879	1,095	617	1,061	611	6,010	360	6,370

2008 (a)
Liquids	(mmbbl)	186	823	783	276	939	236	3,243	92	3,335
Natural Gas	(bcf)	2,844	6,311	2,084	1,336	2,437	2,202	17,214	1,534	18,748
Hydrocarbons	(mmboe)	681	1,922	1,146	510	1,363	620	6,242	358	6,600

The conversion rate of natural gas from cubic feet to boe is 1,000 cubic feet = 0.1742 barrels of oil.
(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that Gazprom exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.
(b)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.

(2)	Ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

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Mineral right portfolio and exploration activities
As of December 31, 2008, Eni’s mineral right portfolio consisted of 1,224 exclusive or shared rights for exploration and development in 39 countries on five	continents for a total net acreage of 415,494 square kilometers (394,490 at December 31, 2007). Of these 39,244 square kilometers concerned production and development (37,642 at December 31, 2007). Outside Italy net acreage (395,085 square kilometers)

Oil and natural gas interests
December 31, 2007	December 31, 2008

Gross exploration and development acreage (a)	Gross exploration and development acreage (a)	Net exploration and development acreage	Net development acreage (a)	Number of interests

Italy	25,991	25,522	20,409	11,961	159
Outside Italy	731,292	732,976	395,085	27,283	1,085
North Africa
Algeria	11,432	2,921	909	909	34
Egypt	24,443	26,335	9,741	2,549	59
Libya	37,749	36,375	18,164	994	13
Mali	193,200	193,200	128,801		5
Tunisia	6,464	6,464	2,274	1,558	11
	273,288	265,295	159,889	6,010	122
West Africa
Angola	20,527	20,492	3,323	1,397	55
Congo	11,099	15,655	8,244	1,009	26
Gabon		7,615	7,615		6
Nigeria	44,049	44,049	8,574	6,533	50
	75,675	87,811	27,756	8,939	137
North Sea
Norway	15,335	11,771	3,861	123	50
United Kingdom	5,445	5,207	1,450	898	91
	20,780	16,978	5,311	1,021	141
Caspian Area
Kazakhstan	4,933	4,933	880	453	6
Turkmenistan		200	200	200	1
	4,933	5,133	1,080	653	7
Rest of world
Australia	62,510	60,486	29,520	891	18
Brazil	2,920	1,389	1,389		2
China	632	899	192	103	3
Croatia	1,975	1,975	988	988	2
East Timor	12,224	12,224	9,779		5
Ecuador	2,000	2,000	2,000	2,000	1
India	24,425	24,425	9,091		3
Indonesia	27,999	28,605	17,316	1,064	11
Iran	1,456	1,456	820	820	4
Pakistan	38,426	35,938	18,855	601	21
Russia	5,126	6,636	3,891	1,983	5
Saudi Arabia	51,687	51,687	25,844		1
Trinidad & Tobago	382	382	66	66	1
United States	10,619	11,478	6,648	882	575
Venezuela	1,556	1,556	614	145	3
Yemen		3,911	3,598		1
	243,937	245,047	130,611	9,543	656
Other countries	6,311	6,311	1,363	1,117	9
Other countries with only exploration activity	106,368	106,401	69,075		13
Total	757,283	758,498	415,494	39,244	1,244

(a)	Square kilometers.

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increased by 21,258 square kilometers mainly due to the acquisition of Burren Energy Plc for a total net exploration and development acreage of 9,569 square kilometers (mainly in Turkmenistan, Yemen, Congo and Egypt) and an increase of net exploration acreage in Mali. These improvements were partly offset by the implementation of a strategic oil deal in Libya. In addition, new exploration leases were awarded in Angola, Algeria, Alaska, the Gulf of Mexico, Gabon, Indonesia, Norway and the United Kingdom for a total acreage of 57,361 square kilometers (net to Eni, 99% operated).
In Italy net acreage (20,409 square kilometers) declined by 255 square kilometers due to release. In 2008, a total of 111 new exploratory wells were drilled (58.4 of which represented Eni’s share), as compared to 81 exploratory wells completed in 2007 (43.5 of which represented Eni’s share). Overall commercial success rate was 36.5% (43.4% net to Eni) as compared to 40% (38% net to Eni) in 2007.

Production
Oil and natural gas production for the full year 2008 averaged the record level of 1,797 kboe/d, an increase of 61 kboe/d, or 3.5%, from a year earlier. This improvement mainly benefited from the assets acquired in the Gulf of Mexico, Congo and Turkmenistan (up 62 kboe/d), as well as continuing production ramp-up in Angola, Congo, Egypt, Pakistan and Venezuela. These positives were partially offset by mature field declines as well as planned and unplanned facility downtime in the North Sea and hurricane-related impacts in the Gulf of Mexico (down 11 kboe/d). Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 37 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 5.6%. The share of oil and natural gas produced outside Italy was 89% (88% in the full year 2007).
Production of liquids amounted to 1,026 kbbl/d and was up 0.6% from a year ago. The most significant increases were registered in: (i) the Gulf of Mexico, Congo and Turkmenistan due to the contribution of acquired assets; (ii) Angola due to the start-up of the Mondo and Saxi/Batuque fields in the development area of former Block 15 (Eni’s interest 20%); and (iii) Venezuela due to the start-up of the Corocoro field (Eni’s interest 26%). Production decreases were reported in the North Sea and Italy due to planned and unplanned facility downtime and mature field declines. In addition, volume entitlements associated with high oil prices were reported in the Company’s PSAs.
Production of natural gas for the full year was 4,424 mmcf/d and increased by 310 mmcf/d, or 7.8%, from a year ago. The improvement was driven by growth in the Gulf of Mexico, due to the contribution of acquired assets, and Pakistan due to production ramp-up of the Zamzama field (Eni’s interest 17.25%) and start-up of the Badhra field (Eni operator with a 40% interest). Production decreased in Italy and the United Kingdom due to mature field declines.
Oil and gas production sold amounted to 632 mmboe. The 25.5 mmboe difference over production (657.5 mmboe) reflected volumes of natural gas consumed in operations (17.9 mmboe). Approximately 53% of liquids production sold (370.2 mmbbl) was destined to Eni’s Refining & Marketing division; about 32% of natural gas production sold (1,503 bcf) was destined to Eni’s Gas & Power division.

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Daily production of oil and natural gas (a) (b)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Change
(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	Ch.	%
2006	2007	2008	2008 vs 2007

Italy	79	911.4	238	75	789.7	212	68	749.9	199	(13)	(6.1)
North Africa	329	1,299.1	555	337	1,474.2	594	338	1,761.6	645	51	8.6
Egypt	85	813.4	227	97	811.2	238	98	818.4	240	2	0.8
Libya	144	452.1	222	142	629.6	252	147	907.6	306	54	21.4
Algeria	88	19.4	91	85	18.8	88	80	18.5	83	(5)	(5.7)
Tunisia	12	14.2	15	13	14.6	16	13	17.1	16	-	-
West Africa	322	281.7	372	280	274.2	327	289	260.7	335	8	2.4
Nigeria	106	247.8	149	81	237.7	122	84	219.9	122	-	-
Angola	151	24.1	156	132	25.1	136	121	28.1	126	(10)	(7.4)
Congo	65	9.8	67	67	11.4	69	84	12.7	87	18	26.1
North Sea	178	597.0	282	157	594.7	261	140	558.0	237	(24)	(9.2)
Norway	98	245.2	140	90	271.1	137	83	264.8	129	(8)	(5.8)
United Kingdom	80	351.8	142	67	323.6	124	57	293.2	108	(16)	(12.9)
Caspian Area	64	227.6	103	70	237.9	112	81	244.7	123	11	9.8
Kazakhstan	64	227.6	103	70	237.9	112	69	244.7	111	(1)	(0.9)
Turkmenistan	-	-	-	-	-	-	12	-	12	12	..
Rest of the world	107	647.4	220	101	743.2	230	110	848.6	258	28	12.2
Australia	18	47.9	26	11	41.5	18	10	42.2	17	(1)	(5.6)
China	6	9.4	8	6	11.0	8	6	10.9	8	-	-
Croatia	-	66.8	12	-	52.5	9	-	68.7	12	3	33.3
Ecuador	15		15	16		16	16	-	16	-	-
Indonesia	2	118.1	23	2	105.4	20	2	99.7	20	-	-
Iran	29		29	26		26	28	-	28	2	7.7
Pakistan	1	289.2	51	1	292.5	52	1	315.6	56	4	7.7
Russia		-	-	2		2	-	-	-	(2)	..
Trinidad & Tobago	-	51.7	9	-	58.9	10	-	54.6	9	(1)	(10.0)
United States	21	64.3	32	37	181.4	69	42	256.9	87	18	26.1
Venezuela	15	-	15	-	-	-	5	-	5	5	..
Total	1,079	3,964.2	1,770	1,020	4,113.9	1,736	1,026	4,423.5	1,797	61	3.5

(a)	Includes production volumes of natural gas consumed in operations (281, 296, 286 mmcf/d in 2008, 2007, 2006, respectively).
(b)	Includes Eni’s share of production of equity accounted-entities.

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Main exploration and development projects

NORTH AFRICA
Algeria In 2008, following an international bid procedure, Eni was awarded the operatorship of the Kerzaz exploration permit (Block 319a-321a) covering a gross acreage of 16,000 square kilometers. Exploration activity start-up is expected in 2009. In Block 404a (Eni’s interest 12.25%), the development plan of the BBKS discovery was submitted to the relevant authorities.
In November 2008, Eni completed the acquisition of First Calgary Petroleum Ltd, a Canadian oil and gas company with exploration and development activities in Algeria. The acquisition values the fully diluted share capital of First Calgary at approximately CAN$923 million (equal to euro 605 million). Assets acquired include the operatorship of Block 405b with a 75% interest. Production start-up is expected in 2011 with a projected production plateau of approximately 30 kboe/d net to Eni by 2012.
Main projects underway are the following: (a) Rom Integrated project, designed to develop the reserves of the ROM, ZEA (Block 403a) and ROM Nord fields. The project provides for the construction of a new oil treatment plant with start-up in 2012. Current production of 14 kboe/d is expected to reach 32 kboe/d by 2012. In 2008 Eni and Sonatrach signed a framework agreement to set out the common contractual ground of the project and to extend the duration of the Rhourde Messaoud and Zemlet Adreg development licenses for further 10 years and the Bir Rebaa North license for further 5 years; (b) El Merk Synergy project (Eni’s interest 12.25%), designed to develop the reserves of the new four fields in Block 208/405a. In 2008 following an international bid procedure, the seven EPC contracts of the project have been awarded. The project provides for the construction of a new treatment plant with a capacity of 11 kboe/d net to Eni and production facilities in Block 404/208. Start-up is expected in the first quarter of 2012.

The new Algerian hydrocarbon law No. 05 of 2007 introduced a higher tax burden for the national oil company Sonatrach that requested to renegotiate the economic terms of certain PSAs in order to restore the initial economic equilibrium. Eni signed an agreement for Block 403 while negotiations are ongoing for Block 401a/402a (Eni’s interest 55%) and Block 208 (Eni’s interest 12.25%). At present, management is not able to foresee the final outcome of such renegotiations.

Egypt Exploration activities yielded positive results: a) offshore the Nile Delta with the Satis-1 gas discovery (Eni’s interest 50%) and the appraisal activity of the Ha’py field; b) onshore with the Eky oil discovery (Eni operator with a 100% interest) and Jasmine Est (Eni’s interest 56%).
In 2008 a number of fields started production: (i) the West Ashrafi (Eni’s interest 100%) field was completed underwater and linked to existing facilities; (ii) in the Ras el Barr concession (Eni’s interest 50%), the Taurt field was linked to the onshore West Harbour treatment plant. Production peaked at approximately 38 kboe/d (13 net to Eni) in 2008. In the el Temsah concession (Eni operator with a 50% interest), development activities progressed at the Denise field started-up in late 2007. The production build-up was reached in 2008 through the completion of phase A of the development plan. Current production amounts to 37 kboe/d (11 net to Eni). The Taurt and Denise fields are expected to ensure natural gas supplies of 23 kboe/d to the first train of the Damietta LNG plant.
In the Gulf of Suez optimization activities progressed at the Belayim field (Eni’s interest 100%) by finalizing basic engineering for the upgrading of the water injection system intended to recover residual reserves.
Development activities are underway offshore the Nile Delta: (i) in the Thekah concession (Eni operator with a 50% interest); and (ii) the North Bardawil concession (Eni operator with a 60% interest).
Upgrading of the el Gamil compression plant progressed by adding new capacity.

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Eni and the partners of the Damietta LNG plant have planned to double the capacity of this facility through the construction of a second train with a treatment capacity of 265 bcf/y of gas. Eni will provide 88 bcf/y to the second train for a period of twenty years.
The project is awaiting to be sanctioned by the Egyptian authorities. The reserves have been already identified which are destined to feed the second train, including any additional amounts that must be developed to meet the country’s domestic requirements under existing laws.

Libya Exploration activities yielded positive results in: a) the offshore Block NC41 (Eni operator with a 100% interest), where the U1-NC41 discovery well showed the presence of oil and natural gas and the D4-NC41 appraisal well showed the presence of natural gas and condensates; b) in former Concession 82 (Eni’s interest 50%), the YY-1 discovery well showed the presence of oil.
In June 2008, Eni and the Libyan national oil company ("NOC") finalized six Exploration and Production Sharing contracts (EPSA) converting the original agreements that regulated Eni’s exploration and development activities in the country. The new contracts have incorporated general terms and conditions set in the framework agreement signed in October 2007[3]. The terms of Eni properties in Libya have been extended till 2042 and 2047 for oil and gas properties respectively. The two partners have also agreed to develop a number of industrial initiatives designed to monetize the large reserve base, particularly through the implementation of important gas projects. The economic effects and Eni’s production entitlements based on the new contracts have been determined effective from January 1, 2008. Also the tax burden on Eni’s taxable profit has been determined based on the renewed tax framework applicable to foreign oil companies operating under PSA schemes. This new tax regime was enacted in 2007. In line with past practice, NOC has retained the role of tax agent on behalf of foreign oil companies. This tax regime does not alter the agreed economic value of the EPSAs currently in place between Eni and NOC. Based on the arrangements agreed upon with NOC, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued deferred tax liabilities amounting to euro 173 million (see Financial Review, below).
Within the Western Libyan Gas project (Eni’s interest 50%) upgrading of plants and facilities is underway aimed at increasing gas exports by 106 bcf/y by 2014 and maintaining production profiles at the Wafa oil field. In 2008 exported volumes amounted to 332 bcf, equal to 90% of the total gas production of the two fields. In addition 35 bcf were sold on the Libyan market for power generation.
Other ongoing development activities concern the A-NC118 field (Eni’s interest 50%) linking it via pipelines to the Wafa with Mellitah plant and the valorization of associated gas of the Bouri field (Eni’s interest 50%). Purified gas will be shipped by sealine to the nearby Sabratha platform and exported through the GreenStream pipeline.

Tunisia Exploration activities yielded positive results in the following permits: a) Adam (Eni operator with a 25% interest), where the MEJDA-1 and EL AZZEL NORTH 1 wells showed the presence of oil; b) Bek (Eni operator with a 25% interest), where the ABIR-1 well found oil and natural gas; c) MLD (Eni’s interest 50%) where the LASSE-1 well found oil and natural gas; d) El Borma (Eni’s interest 50%), where the EB-406 exploratory well showed additional oil resources.
The ongoing development projects mainly regarded the optimization of production at the Adam, Oued Zar (Eni operator with a 50% interest), MLD and El Borma fields.
Development activities started also at the production platform of the Maamoura (Eni’s interest 49%) and Baraka (Eni’s interest 49%) fields. Production start-up is expected in 2009.

WEST AFRICA
Angola Exploration activities yielded positive results in: a) Block 15/06 (Eni operator with a 35% interest) with the Ngoma-1 and Sangos-1 oil discoveries.
Both discoveries were declared of commercial interest; b) Block 0 (Eni’s interest 9.8%) with the Kambala appraisal well; c) the development area of former Block 14 (Eni’s interest 20%) with the Lucapa-5 appraisal well showed the presence of oil; d) the development area of former Block 15 (Eni’s interest 20%) with the Mavacola-3 appraisal well containing oil.
In May 2008, Eni acquired a 10% interest in the Cabinda North Block from the state oil company Sonangol.
In August 2008 Eni signed a Memorandum of Understanding with Sonangol for the definition of an integrated model of cooperation and development. The agreement covers onshore development activities and construction of facilities in Angola designed to monetize flaring gas as well as collaboration in the field of bio-fuels.

(3)	For more information see "Operating Review, Exploration & Production, Main exploration and development projects" in Annual Report 2007.

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Development at the Landana and Tombua oil fields in offshore Block 14 (Eni’s interest 20%) progressed.
Early production is ongoing in the north area of Landana that was linked to the Benguela/Belize-Lobito/Tomboco facilities. Production is expected to peak at 100 kbbl/d in 2010 at the end of drilling program.
Activities at the Banzala oil field in Block 0 in Cabinda (Eni’s interest 9.8%) progressed as planned.
The commissioning of a third production platform was achieved early 2008. Peak production at 27 kbbl/d (3 net to Eni) is expected in 2009.
Within the activities for reducing gas flaring, projects progressed at the Takula and Nemba fields in Block 0. The start-up of Takula project is expected in 2009. Gas currently flared will be re-injected in the field; condensates will be shipped via a new pipeline to the Malongo treatment plant to be converted into LPG. Development activities at the Nemba field are planned including the drilling of gas injection wells and the installation of a new production platform. Start-up is expected in 2011. The Mondo and Saxi/Batuque fields in Block 15 (Eni’s interest 20%) were started-up by means of an FPSO vessel. Peak production at 100 kbbl/d (18 net to Eni) was achieved at both fields in 2008.
The projects outlined and other ongoing development activities aim at maintaining current oil production plateau in the area.
In 2008 the final investment decision was achieved regarding development of the satellites Kizomba project - phase 1. The project plans to produce reservoir of the Clochas and Mavacola oil discoveries. Start-up is expected in 2012.
Eni holds a 13.6% interest in the Angola LNG Limited (A-LNG) consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers north of Luanda. It will be designed with a processing capacity of 1 bcf/y of natural gas and produce 5.2 mmtonnes/y of LNG and related products. The project has been sanctioned by relevant Angolan authorities. It envisages the development of 10,594 bcf of associated gas reserves in 30 years. Gas volumes currently being produced from offshore production blocks are flared. In 2008 the final investment decision was reached to build a pipeline linking the fields located in Blocks 0 and 14 to LNG plant in order to monetize gas currently flared. Start-up is expected in 2012.

Congo In May 2008, Eni defined a cooperation agreement with the Republic of Congo intended to develop the country’s mineral potential.
The agreement provides for: (i) development and extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits. The two deposits that cover an acreage of approximately 1,790 square kilometers are deemed to contain significant amounts of resources based on a recent survey. Eni plans to monetize the heavy oil by applying its EST (Eni Slurry Technology) proprietary technology intended to fully convert the heavy barrel into high quality light products. The project will also benefit from synergies resulting from the close proximity of the operated M’Boundi oilfield (Eni’s interest 80.1%); (ii) collaboration in the use of vegetable oils, aimed at covering domestic demand for food uses and using exceeding amounts for the production of bio-diesel with Eni’s proprietary technology Ultra-Bio-Diesel; (iii) construction of a 450 MW electricity generation plant near the Djeno oil terminal, with start-up expected in late 2009. The power station (Eni’s share 20%) will be fired with the associated natural gas from the M’Boundi field and offshore discoveries in permit Marine XII (Eni operator with a 90% interest) contributing to the reduction of gas flaring. The final investment decision was reached in 2008. This project aims at qualifying as Clean Development Mechanism in implementing the Kyoto protocol and as a contribution to the sustainable development of the Country.
The Awa Paloukou (Eni’s interest 90%) and Ikalou-Ikalou Sud (Eni’s interest 100%) operated fields in the Marine X and Madingo permits were started up in 2008 with production peaking at 13 kboe/d net to Eni in 2009.
Development activities of the M’Boundi field moved forward with the revision of the production schemes and layout to plan application of advanced recovery techniques and a design to monetize associated gas.

Nigeria In December 2008 Eni exercised its pre-emption rights on the remaining 49.81% interest of the ABO project in Blocks OMLs 125 and 134 (Eni’s interest 50.19%). On the same occasion Eni transferred a 15% stake to the Nigerian company OANDO. This transaction has been approved by relevant authorities.
In Blocks OMLs 60, 61, 62 and 63 (Eni operator with a 20% interest) development activities of gas reserves are underway: (i) the basic engineering work for increasing capacity at the Obiafu/Obrikom plant was completed. The project also provides for the installation of a new treatment plant and transport facilities; (ii) the development plan of the Tuomo gas field has been progressing. Production is expected to start by means of linkage to the Ogbainbiri treatment plant. These activities target to supply 311 mmcf/d of feed gas to the Bonny liquefaction plant (Eni’s interest 10.4%) for a period of 20 years.
In the OMLs 120/121 blocks (Eni operator with a 40% interest), the development plan of the Oyo oil discovery was approved. The project provides for the installation

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of an FPSO unit with treatment capacity of 40 kbbl/d and storage capacity of 1 mmbbl. Production start-up is expected in 2009.
The Forcados/Yokri oil and gas field is under development as part of the integrated associated gas gathering project aimed at supplying gas to the Bonny liquefaction plant. Offshore production facilities have been installed. Onshore activities regard the upgrading of the Yokri and North/South Bank flow stations. Completion is expected in 2009.
Eni holds a 10.4% interest in Nigeria LNG Ltd that manages the Bonny liquefaction plant located in the Eastern Niger Delta, with a treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on 6 trains. The seventh unit is being engineered with start-up expected in 2012. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture (Eni’s interest 5%) and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 (Eni’s interest 20%). In 2008 total supplies were 3,461 mmcf/d (268 mmcf/d net to Eni, corresponding to 46 kboe/d). LNG production is sold under long-termcontracts and exported to European and American markets by the Bonny Gas Transport fleet, wholly-owned by Nigeria LNG Co.
Eni is operator with a 17% interest of the Brass LNG Ltd company for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal. This plant is expected to start operating in 2014 with a production capacity of 10 mmtonnes/y of LNG corresponding to 618 bcf/y (approximately 64 net to Eni) of feed gas on 2 trains for twenty years. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas reserves in the OMLs 60 and 61 onshore blocks. The venture signed preliminary long-term contracts to sell the whole LNG production capacity. Eni acquired 1.67 mmtonnes/y of LNG capacity. The front end engineering is underway and the final investment decision is expected in 2009.

NORTH SEA
Norway Exploration activities yielded positive results in: a) the Prospecting License 312 (Eni’s interest 17%) with the Gamma gas discovery at a depth of about 2,500 meters. Production will be treated at the nearby Aasgaard facilities (Eni’s interest 14.82%); b) the Prospecting License 122 (Eni operator with a 20% interest), where appraisal activities confirmed the mineral potential of the Marulk discovery; c) the Prospecting License 293 (Eni operator with a 45% interest), with the gas and condensate Aphrodite discovery. Ongoing pre-development activities aim to assessing the economic viability of the project; d) Prospecting License 128 (Eni’s interest 11.5%) with the Dompap gas discovery at a depth of about 2,750 meters. Appraisal activities are underway. In February 2008, following an international bid procedure, Eni was awarded the operatorship of 2 exploration licenses with a 40% and 65% stake, respectively, in the Barents Sea and further 3 licenses in the Norwegian Sea with stakes from 19.6% to 29.4%.
Development activities concerned in particular optimization of producing fields, in particular Ekofisk (Eni’s interest 12.39%), as well as Aasgaard (Eni’s interest 14.82%), Heidrun (Eni’s interest 5.12%) and Norne (Eni’s interest 6.9%) through infilling activities designed to support production levels.
In May 2008, the relevant authorities sanctioned the development plan of the Morvin discovery (Eni’s interest 30%). The basic design provides linkage to existing production facilities that will be upgraded. Production start-up is expected in the first quarter of 2010.
In 2009, production of the Yttergyta field (Eni’s interest 9.8%) started-up at 71 mmcf/d after the completion of development activities.
The drilling program progressed at the Tyrihans field (Eni’s interest 6.23%) that will be developed through synergies with the production facilities of Kristin (Eni’s interest 8.25%). Production is expected to start in 2009, in coincidence with the expected production decline of Kristin which will make spare capacity available to process production from Tyrihans.
In Prospecting License 229 (Eni operator with a 65% interest) the appraisal activities of the Goliath oil discovery are underway. The project is progressing according to schedule. Start-up is expected in 2013 with production plateau at 100 kbbl/d. In 2008 contracts were awarded for the study of two possible development plans by means of a cylindrical FPSO unit. The final investment decision is expected in 2009.

United Kingdom Exploration activities yielded positive results in: (i) Block 16/23 (Eni’s interest 16.67%) with the Kinnoul oil and gas discovery. The discovery is planned to be developed in synergy with the production facilities of the Andrew field (Eni’s interest 16.21%); (ii) Block 30/6 (Eni’s interest 33%) where gas and condensates were found near the recent Jasmine discovery. Joint development of these two structures is being assessed in combination with existing facilities; (iii) Block 22/25a (Eni’s interest 16.95%) with the gas and condensate Culzean discovery near the Elgin/Franklin producing field

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(Eni’s interest 21.87%). Study of development activities is underway.
In November 2008, Eni finalized an agreement with the British company Tullow Oil to purchase a 52% stake and the operatorship of fields in the Hewett Unit in the British section of the North Sea and relevant facilities including the associated Bacton terminal. Eni acquired operatorship of the assets with an 89% interest. Eni aims to upgrade certain depleted fields in the area so as to achieve a gas storage facility with a 177 bcf capacity to support seasonal upswings in gas demand in the UK leveraging on the strategic purchased facilities.
The Bacton terminal, in fact, is the incoming point of the Interconnector pipeline connecting the United Kingdom with Europe. Eni acquired operatorship of the assets with an 89% interest. For this purpose, Eni intend to request a storage license.
In December 2008 following an international bid procedure, Eni was awarded four exploration blocks with a 22% interest located in the Shetland Islands. One of the awarded blocks is located near the Tormore (Eni’s interest 23%) and Laggan (Eni’s interest 20%) recent gas discoveries in the North Sea.
Pre-development activities are underway at the Burgley (Eni’s interest 7.1%) and Suilven (Eni’s interest 8.75%) discoveries.
Development activities concerned: (i) optimization of producing fields, in particular the J-Block (Eni’s interest 33%) and in the Liverpool Bay area (Eni’s interest 53.9%) trough the upgrading of existing facilities; (ii) infilling actions at the Flotta Catchment Area (Eni’s interest 20%) and the Mac-Culloch (Eni’s interest 40%) field targeting to maintain production levels. Development activities progressed at the West Franklin field (Eni’s interest 21.87%) by completing a second development well expected to peak at 20 kboe/d (4 net to Eni).

CASPIAN AREA
Kazakhstan - Kashagan On October 31, 2008, all the international parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed the final agreement implementing the new contractual and governance framework of the Kashagan project, based on the Memorandum of Understanding signed on January 14, 2008.
The material terms of the agreement are: (i) the proportional dilution of the participating interest of all the international members of the Kashagan consortium, following which the stake held by the national Kazakh company KazMunaiGas and the stake held by the other four major stakeholders are each equal to 16.81%, effective from January 1, 2008. The Kazakh partner will pay the other co-venturers an aggregate amount of $1.78 billion; (ii) a value transfer package to be implemented through changes to the terms of the PSA, the amount of which will vary in proportion to future levels of oil prices. Eni is expected to contribute to the value transfer package in proportion to its new participating interest in the project (16.81%); (iii) a new operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project.
The new North Caspian Operating Company (NCOC) BV has been established and participated by the seven partners of the consortium. As of January 2009 the new venture has taken over the operatorship of the project. Subsequently development, drilling and production activities have been delegated by NCOC BV to the main partners of the Consortium: Eni is confirmed to be the operator of phase-one of the project (the so-called "Experimental Program") and in addition will retain operatorship of the onshore operations of phase 2 of the development plan.

In conjunction with the final agreement, parties also reached a final approval of the revised expenditure budget of phase-one, amounting to $32.2 billion (excluding general and administrative expenses) of which $25.4 billion related to the original scope of work of phase 1 (including tranches 1 and 2), with the remaining part planned to be spent to execute tranche 3 and build certain exporting facilities. Eni will fund those investments in proportion to its participating interest of 16.81%.
On the basis of progress to completion (55% of phase 1 of the project) and expertise developed,

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Eni management expects to achieve first oil by the end of 2012. In the following 12-15 months the treatment and compression plant for gas re-injection will be completed reaching the installed production capacity of 370 kbbl/d in 2014. Subsequently, production capacity of phase-one is expected to step up to 450 kbbl/d, leveraging on availability of further compressor capacity for gas re-injection associated with the start-up of phase-two offshore facilities.
The magnitude of the reserves base, the results of the well tests conducted and the findings of subsurface studies completed so far support expectations for a full field production plateau of 1.5 mmbbl/d, which represents a 25% increase above the original plateau as presented in the 2004 development plan.
The achievement of the full field production plateau will require a material amount of expenditures in addition to the development expenditures needed to complete the execution of phase-one. However, taking into account that future development expenditures will be incurred over a long time horizon and subsequently to the production start-up, management does not expect any material impact on the Company’s liquidity or its ability to fund these capital expenditures.
In addition to the expenditures for developing the field, further capital expenditures will be required to build the infrastructures needed for exporting the production to international markets.
As of December 31, 2008, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $3.3 billion (euro 2.4 billion at the EUR/USD exchange rate of December 31, 2008) net of the divestment of a 1.71% stake in the Kashagan project following the finalization of the agreements implementing the new contractual and governance framework of the project ($0.4 billion).
This capitalized amount included: (i) $2.3 billion relating to expenditures incurred by Eni for the development of the oilfield; and (ii) $1 billion relating primarily to accrued finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre-emption rights in previous years.
As of December 31, 2008, Eni’s proved reserves booked for the Kashagan field amounted to 594 mmboe, recording an increase of 74 mmboe with respect to 2007 despite the divestment of a 1.71% stake in the Kashagan project following the finalization of the agreements implementing the new contractual and governance framework of the project. The amount booked for the year reflected higher sale entitlements resulting from lower year end oil prices from a year ago and upward revisions of previous estimates which	were supported by an independent evaluation of the field made by an oil engineering company (Ryder Scott Petroleum Consultants).

Kazakhstan - Karachaganak Located onshore in West Kazakhstan, Karachaganak is a giant liquid and gas field with recoverable reserves estimated at 5 bboe. Operations are conducted by the Karachaganak Petroleun Operating consortium (KPO) and are regulated by a production sharing agreement lasting 40 years, until 2037. Eni and British Gas are co-operators of the venture.
The fourth treatment unit has been progressing to completion and will enable to increase export of oil volumes to European markets. Currently non-stabilized oil production is delivered to Orenburg terminal.
The development activities of the Uralsk Gas Pipeline are ongoing. This new infrastructure, with a length of 150 kilometers, will link the Karachaganak field to the Kazakhstan gas network. Start-up of the first stage is expected in 2009.
The engineering activities of Phase 3 of the Karachaganak project have identified a new design to complete development activities in multiple phases. Start-up is expected in 2013 subject to approval by the relevant authorities. In April 2008, the Kazakh authorities approved a tax decree enacting a new duty tax on crude oil exports. In January 2009 the rate applied for the determination of that charge was cleared. In the same month the authorities enacted a new tax code that does not affect the profitability of this project taking into account that certain clauses in the PSA regulating the activities at the field provide the stability of the tax burden for the ventures.
As of December 31, 2008, Eni’s proved reserves booked for the Karachaganak field amounted to 740 mmboe, recording an increase of 200 mmboe with respect to 2007 and derived from upward revisions of previous estimates mainly related to higher entitlements reported in the PSA resulting from lower year end oil prices from a year ago.

Turkmenistan After the purchase of British company Burren Energy Plc, Eni became operator of the Nebit Dag producing block (with a 100% interest). Production derives mainly from the Burun oil field.
Development activities were targeted to optimize production by means of drilling development wells and continuation of the program for water injection and facility upgrading. The drilling activity at Uzboy and Balkan fields, nearby Burun field, progressed. The fields achieved early production in 2006.

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REST OF WORLD
Australia An important discovery was made in the Block JPDA 06-105 (Eni operator with a 40% interest), located in the international offshore cooperation zone between East Timor and Australia, where the Kitan-1 exploration well showed the presence of oil at a depth of 3,658 meters and yielded 6.1 kbbl/d in test production. In June 2008, the oilfield development area was approved by the Timor Sea Designated Authority pursuant to the declaration of commercial discovery that was made by Eni. Activities are ongoing for the preparation of a development plan to be filed with relevant authorities within 12 months. The final investment decision is expected in 2009.
In 2008 development activities have been completed in the southern area of the Woollybutt field (Eni operator with a 65% interest) with the drilling of a new production well that was linked to an FPSO unit with relevant production ramp-up.
Development activities are underway at the Blacktip gas field (Eni operator with a 100% interest).
The development strategy envisages installation of a platform that will be linked to an onshore treatment plant. Start-up is expected in 2009, peaking at 26,133 mmcf/y in 2010. Natural gas production is destined to supply a power station plant.

Colombia In 2008 Eni signed a Memorandum of Understanding with the national oil company Ecopetrol aimed at identifying joint opportunities for exploration and production in Colombia and in other Southern American countries.

Croatia Exploration activities yielded positive results in the Božica (Eni’s interest 50%) and the Ika (Eni’s interest 50%) gas fields with appraisal activity.
In 2008 the Ana field (Eni’s interest 50%) was started-up through linkage to the facilities existing in the area. Development activities are nearing completion in the Irina, Vesna and Annamaria fields. Start-ups are expected in 2009.

India In August 2008, Eni acquired control of the Indian company Hindustan Oil Exploration Limited (HOEC), following execution of a mandatory tender offer on a 20% stake of the HOEC share capital. The mandatory offer was associated with Eni’s acquisition of a 27.18% of HOEC as part of the Burren deal.
Assets acquired, located onshore in the Cambay Basin and offshore Chennai, include: (i) development and producing assets which are expected to reach a production plateau of 10 kboe/d in 2010; (i) certain fields where appraisal and development activities are underway.

Main development activities concerned the PY1 gas field. Start-up is expected in 2009.

Indonesia In May 2008, following an international bid procedure, Eni was awarded the operatorship of the West Timor exploration block extending over an offshore and onshore area of about 4,000 square kilometers.
Exploration activity concerned: (i) in the Krueng Mane permit (Eni operator with a 85% interest), the completion of preliminary drilling activities; (ii) in the Bukat permit (Eni operator with a 66.25% interest), the finalization of a seismic data campaign. Eni’s main project in the Bukat permit concerns the development of an oil and gas recent discovery.
Eni holds interests in other projects underway which concern the joint development of five gas discoveries located in the Kutei Deep Water basin (Eni’s interest 20%). Production will be treated at the LNG Bontang plant.

Pakistan Main discoveries were made in: a) the Mubarak Block (Eni’s interest 38%) with the Saquib gas discovery that yielded 2,472 kcf/d in test production; b) the Latif exploration license, where the Latif-2 appraisal well allowed confirming the presence of new reserves and the mineral potential of the area.
As part of the development of reserves in the Bhit permit (Eni operator with a 40% interest) the third treatment unit was started and increased the plant capacity by 46 mmcf leading to the start-up of the satellite Badhra field.
Other activities were targeted to optimize production from the Kadanwari, Miano, Sawan and Zamzama fields by means of the drilling additional wells and upgrading facilities.

Papua New Guinea In 2008 Eni signed a Partnership Agreement with Papua New Guinea for the start of an exploration program for identifying development opportunities and oil and gas projects. The agreement provides also for projects in electricity generation and in alternative and renewable energy sources, which will foster sustainable development in this country.

Qatar In 2008 Eni signed a Memorandum of Understanding with the state-owned company Qatar Petroleum International to target joint investment opportunities in the exploration and production of oil and gas. The agreement also envisages the development of joint projects in the petrochemical industry and power generation.

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United States - Gulf of Mexico Offshore exploration activities yielded positive results in the following blocks: a) Block Mississippi Canyon 771 (Eni’s interest 25%) with the oil and gas Kodiak discovery close to the operated Devil’s Tower platform (Eni’s interest 75%); b) Block Walker Ridge 508 (Eni’s interest 15%) the Stones-3 discovery well found oil. This discovery is part of the exploration assets acquired from Dominion Resources; c) Block Mississippi Canyon 459 (Eni’s interest 100%) with the Appaloosa oil discovery. The final investment decision was reached at the end of 2008; d) Block Keathley Canyon 1008 (Eni’s interest 100%) with appraisal activities of the Hadrian oil discovery; e) Block offshore Green Canyon 859 (Eni’s interest 12.5%) with the oil and gas Heidelberg - 1 discovery at a depth of 9,163 meters.
In March 2008, following an international bid procedure Eni was awarded 32 exploration blocks. The subsequent development phase will leverage synergies relating to the proximity of acquired acreage to existing operated facilities.
In August 2008, Eni was awarded 5 exploration licenses in the Keathley Canyon area, one of the main exploration areas in the Gulf of Mexico. The blocks will be 100% operated by Eni. The transaction is subject to authorization from relevant authorities.
In November 2008 Eni signed a cooperation agreement with the Colombian state company Ecopetrol for exploration assets in the Gulf of Mexico. Under the terms of this agreement, Ecopetrol will invest approximately $220 million to acquire a 20-25% interest in five exploration wells due to be drilled before 2012.
The development program of the Longhorn discovery (Eni’s interest 75%) was sanctioned. The project provides for the installation of a fixed platform linked to 3 underwater wells. Start-up is expected in 2009 with peak production at 29 kboe/d (about 20 net to Eni).

United States - Alaska In February 2008, following an international bid procedure Eni was awarded 18 offshore exploration blocks, 4 of which as operator, in the Chukchi Sea. The acquired acreage is estimated to have significant mineral potential and will strengthen Eni’s position in the area.
The phased development plan of the Nikaitchuq field (Eni operator with a 100% interest) was sanctioned. Production is expected to start in 2010 with production plateau at 26 kboe/d.
In June 2008, production started at the Oooguruk oil field (Eni’s interest 30%), in the Beaufort Sea, by linking to onshore facilities located on an artificial island. Peak production at 17 kboe/d is expected in 2011.

Venezuela In February 2008, Eni and the Venezuelan Authorities reached a final settlement over the dispute regarding the expropriation of the Dación field which took place on April 1, 2006. Under the terms of the settlement, Eni will receive cash compensation in line with the carrying amount of the expropriated asset. Part of this cash compensation has been collected in the period. Eni believes this settlement represents an important step towards improving and strengthening cooperation with the Venezuelan State oil company PDVSA.
As part of improving cooperation with PDVSA, the two partners signed two agreements: (i) a joint study agreement for the development of the Junin Block 5 located in the Orinoco oil belt. This block covering a gross acreage of 670 square kilometers holds a resource potential estimated to be in excess of 2.5 bbbl of heavy oil. Once relevant studies have been performed and a development plan defined, a joint venture between PDVSA and Eni will be established to execute the project. Eni intends to contribute its experience and leading technology to the project in order to maximize the value of the heavy oil; (ii) an agreement for the exploration of two offshore areas, Blanquilla and Tortuga in the Caribbean Sea, both with a 20% interest over an area of 5,000 square kilometers. The prospective development of these areas will take place through an integrated LNG project.
In 2008, production started at the Corocoro field (Eni’s interest 26%) in the Gulf of Paria West Block. A second development phase is expected to be designed based on the results achieved in the first one regarding well production rate and field performance under water and gas injection. A production peak of 66 kbbl/d (17 net to Eni) is expected in 2012.

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Italy Main discoveries were made in offshore Sicily with the operated gas discovery Cassiopea that yielding excellent results in addition to the positive appraisal of the Argo gas field. Eni holds a 60% interest in the two discoveries. In particular for Cassiopea an accelerated development plan is foreseen in order to provide optimal synergies with the nearby Panda and Argo discoveries. The project provides for the drilling of undersea producing wells and the installation of a production platform linked to the existing onshore treatment facilities. Production start up is expected in 2011.
In December 2008 Eni was awarded two onshore exploration blocks in Puglia region.

Development activities concerned in particular: (i) optimization of producing fields by means of sidetracking and infilling (Antares, Cervia, Emma, Fratello North, Giovanna, Hera-Lacinia, Gela, Luna and Fiumetto); (ii) continuation of drilling and upgrading of producing facilities in the Val d’Agri; (iii) completion of development activities at Cascina Cardana field and phase 1 of the Val d’Agri project.
Other development activities were the development of the Annamaria and the Guendalina gas fields in the Adriatic Sea. Start-up is expected in 2009 with a peak production of 4 kboe/d at the Annamaria field. Production start-up of the Guendalina field is expected in 2010 with a peaking production of 3 kboe/d.

Capital expenditures
Capital expenditures of the Exploration & Production division (euro 9,545 million) concerned development of oil and gas reserves (euro 6,429 million) directed mainly outside Italy, in particular Kazakhstan, Egypt, Angola, Congo and United States. Development expenditures in Italy concerned well drilling program and facility upgrading in Val d’Agri as well as sidetrack and infilling activities in mature fields. About 93% of exploration expenditures that amounted to euro 1,918 million were directed outside Italy in particular to the United States, Egypt, Nigeria, Angola and Libya. In Italy, exploration activities were directed mainly to the offshore of Sicily.

Acquisition of proved and unproved property concerned mainly the extension of Eni’s mineral rights in Libya, following the agreement signed in October 2007 with NOC, the National Oil Corporation (effective from January 1, 2008), and the acquisition of a 34.81% stake in ABO project in Nigeria.
As compared to 2007, capital expenditures increased by euro 2,920 million, up 44.1%, due to higher development expenditures mainly in the Gulf of Mexico, Kazakhstan, Italy, Nigeria, Egypt, Australia and Congo.

In 2008 the Exploration & Production division acquired assets for approximately euro 2.5 billion concerning mainly the acquisition of the entire issued share capital of Burren Energy Plc and upstream assets of First Calgary in Algeria, Hewett Unit[4] in North Sea and Hindustan Oil Exploration Co in India.

(4)	For acquired storage assets see the Gas & Power division.

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Capital expenditures	(million euro)	2006	2007	2008	Change	% Ch.

Acquisition of proved and unproved property	152	96	836	740	..
Italy	139
North Africa	10	11	626
West Africa			210
Caspian Area
Rest of world	3	85
Exploration	1,348	1,659	1,918	259	15.6
Italy	128	104	135	31	29.8
North Africa	270	380	398	18	4.7
West Africa	471	239	460	221	92.5
North Sea	174	193	214	21	10.9
Caspian Area	25	36	28	(8)	(22.2)
Rest of world	280	707	683	(24)	(3.4)
Development	3,589	4,643	6,429	1,786	38.5
Italy	363	461	570	109	23.6
North Africa	701	948	1,246	298	31.4
West Africa	864	1,343	1,717	374	27.8
North Sea	406	397	505	108	27.2
Caspian Area	593	733	997	264	36.0
Rest of world	662	761	1,394	633	83.2
Storage	40	145	264	119	82.1
Other expenditures	74	82	98	16	19.5
	5,203	6,625	9,545	2,920	44.1

Storage
Natural gas storage activities are performed by Stoccaggi Gas Italia SpA ("Stogit") to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with Article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.
Storage services are provided by Stogit through eight	storage fields located in Italy, based on 10 storage concessions[5] vested by the Ministry of Economic Development.
In 2008, the share of storage capacity used by third parties was 61%. From the beginning of its operations, Stogit markedly increased the number of customers served and the share of revenues from third parties; the latter, from a non significant value, passed to 50%.

2006	2007	2008

Available capacity:
modulation and mineral	(bcm)	8.4	8.5	8.6
- share utilized by Eni	(%)	54	44	39
strategic	(bcm)	5.1	5.1	5.1
Total customers	(units)	38	44	48

(5)	Two of these are not yet operational.

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Key performance indicators	2006	2007	2008

Net sales from operations (a)	(million euro)	28,368	27,633	36,936
Operating profit		3,802	4,127	3,933
Adjusted operating profit (b)		3,882	4,092	3,541
Marketing		2,045	2,228	1,469
Regulated businesses in Italy		1,365	1,419	1,549
International transport		472	445	523
Adjusted net profit		2,862	2,936	2,650
Adjusted pro-forma EBITDA (b)		4,896	5,077	4,466
Marketing		2,966	3,068	2,310
Regulated businesses in Italy		1,222	1,289	1,401
International transport		708	720	755
Capital expenditures		1,174	1,366	1,794
Adjusted capital employed, net		18,864	20,547	21,333
Adjusted ROACE	(%)	15.1	14.9	12.7
Worldwide gas sales	(bcm)	98.10	98.96	104.23
of which: E&P sales (c)		4.69	5.39	6.00
LNG sales		9.9	11.7	12.0
Customers in Italy	(million)	6.54	6.61	6.63
Gas volumes transported in Italy	(bcm)	87.99	83.28	85.64
Electricity sold	(TWh)	31.03	33.19	29.93
Employees at period end	(units)	12,074	11,582	11,389

(a)	Before the elimination of intragroup sales.
(b)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Results of the power generation activity are reported within the marketing business as it is ancillary to the latter.
(c)	Exploration & Production sales in Europe and in the Gulf of Mexico.

Distrigas acquisition
› The acquisition of a 57.243 majority stake in Belgian company Distrigas NV represents a result of strategic relevance for Eni and allows the company to reinforce its leadership in the European gas sector. In accordance with the Belgian Law of April 27, 2007, Eni made an unconditional mandatory public takeover bid on the minorities of Distrigas, at the same conditions proposed to Suez. The deadline of the offer is scheduled for March 19, 2008.

› In the last quarter of 2008, in order to optimize Eni’s portfolio, agreements related to long-terms supplies of gas and electricity to Suez were finalized.

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Divestment of 100% of Italgas and Stogit to Snam Rete Gas
› On February 12, 2009 Eni’s Board of Directors approved the sale of the 100% stake in Italgas and Stoccaggi Gas Italia (Stogit) to Snam Rete Gas (50.03% owned by Eni) for a total consideration of euro 4.7 billion, of which euro 3.1 billion related to Italgas and euro 1.6 billion to Stogit. The transaction is in line with unbundling resolution and is expected to create significant synergies in the segment of regulated businesses allowing Eni to maximize the value of both Italgas and Stogit. The two companies will benefit from higher visibility as a part of Snam Rete Gas. The closing is expected by July 2009.

Partnership with Altergaz and strengthening of the position in France
› In order to strengthen its position in the French gas market, on September 23, 2008 Eni finalized the purchase of a 17% stake in the share capital of Gaz de Bordeaux SAS active in the marketing of natural gas in the Bordeaux area.
Also Eni’s associate Altergaz (Eni’s interest being 38.91%) entered the deal with an equal stake. The two partners signed also a long term agreement for the supply of 250 mmcm/y of gas for ten years to Gas de Bordeaux.

Expansion on the Russian market of natural gas
› Eni signed a gas supply contract with a power generation operator in Russia. This deal marks the start of Eni’s gas marketing activities in the country.

TTPC upgrading
› In 2008, the transport capacity of the TTPC gasline from Algeria has been increased by 6.5 bcm/y. The new capacity was totally awarded to third parties.

Financial results
› In 2008, adjusted net profit was euro 2,650 million down 9.7% from 2007, mainly due to a weaker operating performance in the Italian market partly offset by the positive contribution of the acquisition of Distrigas as well as the organic growth registered on the European markets.

› Return on average capital employed on an adjusted basis was 12.7% (14.9% in 2007).

› Capital expenditures totaled euro 1,794 million and mainly related to the development and upgrading of Eni’s transport and distribution networks in Italy, the upgrading of international pipelines and the ongoing plan of building new power generation capacity.

Operating results
› In 2008, natural gas sales of 104.23 bcm increased by 5.3% from 2007 mainly due to the contribution of the acquisition of Distrigas (up 5.23 bcm) and the organic growth on European markets, as well as favorable weather conditions registered in the first quarter.
These positives were partly offset by the lower performance of the Italian market (down 5.8%).

› Management plans to achieve 124 bcm of sales volumes in 2012 leveraging on growth in international markets where sales are expected to increase by an average of 7% a year.

› Electricity volumes sold were 29.93 TWh, decreasing by 3.26 TWh, down 9.8%, from 2007.

› Natural gas volumes transported on the Italian network were 85.64 bcm, up 2.8% from 2007.

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NATURAL GAS

Supply of natural gas
In 2008 Eni’s consolidated subsidiaries, including Distrigas’ share amounting to 5.15 bcm, supplied 89.65 bcm of natural gas with a 5.85 bcm increase from 2007, up 7%.
Excluding the contribution of Distrigas, gas volumes supplied outside Italy (76.50 bcm from consolidated companies), imported in Italy or sold outside Italy, represented 91% of total supplies with an increase of 1.35 bcm from 2007, or 1.8%, mainly due to the growth registered on European markets in particular in the first months of the year, with higher volumes purchased: (i) from Algeria via pipeline (up 1.07 bcm); (ii) from Libya (up 0.63 bcm) in line with the growth of gas equity production; (iii) from the Netherlands (up 0.36 bcm); (iv) from Russia to Turkey (up 0.31 bcm) in line with the increased gas demand on the Turkish market.

Supplies in Italy (8 bcm) declined by 0.65 bcm from 2007, or 7.5%, due to lower domestic production.
Supplies of Russian gas for the Italian market declined by 0.97 bcm mainly due to the implementation of agreements with Gazprom providing for Gazprom’s entrance in the market of supplies to Italian importers and the corresponding reduction in Eni offtakes.
In 2008, main gas volumes from equity production derived from: (i) Italian gas fields (7.5 bcm); (ii) the Wafa and Bahr Essalam fields in Libya linked to Italy through the GreenStream pipeline. In 2008 these two fields supplied 3.2 bcm net to Eni; (iii) fields located in the British and Norwegian sections of the North Sea (2.3 bcm); (iv) other European areas (in particular Croatia with 0.6 bcm).
Considering also the direct sales of the Exploration & Production division in Europe and in the Gulf of Mexico and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 21 bcm representing 21% of total volumes available for sale.

Supply of natural gas	(bcm)	2006	2007	2008	Change	% Ch.

Italy	10.21	8.65	8.00	(0.65)	(7.5)
Outside Italy
Russia	24.98	23.44	22.91	(0.53)	(2.3)
Algeria (including LNG)	20.42	18.41	19.22	0.81	4.4
Libya	7.70	9.24	9.87	0.63	6.8
Netherlands	10.28	7.74	9.83	2.09	27.0
Norway	5.92	5.78	6.97	1.19	20.6
United Kingdom	2.50	3.15	3.12	(0.03)	(1.0)
Hungary	3.28	2.87	2.84	(0.03)	(1.0)
Qatar (LNG)	-	-	0.71	0.71	..
Other supplies of natural gas	2.41	2.20	4.07	1.87	85.0
Other supplies of LNG	1.57	2.32	2.11	(0.21)	(9.1)
	79.06	75.15	81.65	6.50	8.6
Total supplies of Eni’s consolidated subsidiaries	89.27	83.80	89.65	5.85	7.0
Offtake from (input to) storage	(3.01)	1.49	(0.08)	(1.57)	..
Network losses and measurement differences	(0.50)	(0.46)	(0.25)	0.21	(45.7)
Available for sale by Eni’s consolidated subsidiaries	85.76	84.83	89.32	4.49	5.3
Available for sale by Eni’s affiliates	7.65	8.74	8.91	0.17	1.9
E&P volumes	4.69	5.39	6.00	0.61	11.3
Total available for sale	98.10	98.96	104.23	5.27	5.3

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TAKE-OR-PAY
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. The residual average life of the Company’s supply portfolio currently amounts to approximately 21 years. Such contracts, which generally contain take-or-pay clauses, will ensure a total of approximately 62.4 bcm/y of natural gas by 2010.
The finalization of the purchase of the Belgian company Distrigas (for details on this deal see Development Projects below) has entailed significant expansion of Eni’s supply portfolio with an addition of long-term supplies of approximately 14.7 bcm (Norway, the Netherlands and Qatar) having a residual average life of about 14 years.
Eni’s supply portfolio will be more diversified and less risky, as Eni will depend from one single supplier for about 20-22% of total projected supplies in 2012.
Despite the fact that an increasing portion of natural gas volumes is planned to be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian natural gas demand and supply, also due to the increase in import capacity (pipeline upgrading and new LNG plants) that took place in 2008 and the closing of projects in progress or publicly announced by Eni and third parties, as well as the evolution of Italian regulations in the natural gas sector, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts.	Sales of natural gas
In 2008, natural gas sales were 104.23 bcm, an increase of 5.27 bcm from 2007, or 5.3%, due to the growth achieved on international markets (up 19.9%), related in particular to the organic growth registered in Europe and the contribution of the acquisition of Distrigas, acquired in October 2008, (up 5.23 bcm), as well as favorable weather condition registered in the first quarter of the year. These positives were partly offset by lower sales in Italy as a result of the economic downturn and stronger competitive pressures. Sales included own consumption, Eni’s share of affiliates sales and E&P sales in Europe and in the Gulf of Mexico.

Natural gas sales, excluding the contribution of Distrigas acquisition, amounted to 99 bcm, substantially in line with 2007 (up 0.04 bcm).

Despite the favorable weather conditions registered in the first quarter, natural gas sales in Italy (52.87 bcm) declined by 3.26 bcm from 2007, or 5.8%. This reduction related to wholesalers (down 2.49 bcm) and industrial customers (down 2.13 bcm) mainly reflecting the impact of lower gas demand, competitive pressures and the gas release program[1] (up 0.91 bcm). These negatives were partly offset by higher supplies to the power generation sector (up 0.48 bcm) and higher seasonal sales to residential customers (up 0.43 bcm) due to colder weather in the first quarter.

Sales to importers in Italy (11.25 bcm) increased by 0.58 bcm, up 5.4%, due to the circumstance that in 2007 a larger portion of these sales was replaced with direct sales in Italy.

Gas sales in European markets (31.78 bcm including affiliates and the contribution of Distrigas acquisition) increased by 7.43 bcm, or 30.5%, reflecting also market share gains. Excluding the impact of Distrigas, sales of natural gas on European markets amounted to 26.55 bcm, increasing by 2.20 bcm, or 9%, mainly due to the growth registered in: (i) France (up 0.64 bcm) due to marketing initiatives targeting wholesalers and industrial customers; (ii) the Iberian Peninsula

(1)	Eni and the Italian Antitrust Authority settled a procedure relating to the use of regasification capacity at the Panigaglia regasification plant. Terms of this settlement provide for the sale of 4 bcm of gas over a twenty-four month period effective October 1, 2007 at the entry point in the Italian gas transport system.

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(up 0.53 bcm) due to higher supplies to wholesalers and the power generation segment; (iii) Turkey (up 0.31 bcm), due to the progressive reaching of full operations of the Blue Stream pipeline; (iv) Germany-Austria (up 0.20 bcm) due to higher sales to wholesalers.	Sales to markets outside Europe (2.33 bcm) are substantially in line with 2007.

E&P sales in Europe and in the United States increased by 0.61 bcm, up 11.3%, as a result in particular of the production ramp-up in the Gulf of Mexico.

Gas sales by market	(bcm)	2006	2007	2008	Change	% Ch.

Italy	57.09	56.13	52.87	(3.26)	(5.8)
Wholesalers	11.54	10.01	7.52	(2.49)	(24.9)
Gas release	2.00	2.37	3.28	0.91	38.4
Italian gas exchange and spot markets	-	1.90	1.89	(0.01)	(0.5)
Industries	14.33	12.77	10.64	(2.13)	(16.7)
Industries	13.33	11.77	9.59	(2.18)	(18.5)
Medium-sized enterprises and services	1.00	1.00	1.05	0.05	5.0
Power generation	16.67	17.21	17.69	0.48	2.8
Residential	6.42	5.79	6.22	0.43	7.4
Own consumption	6.13	6.08	5.63	(0.45)	(7.4)
International sales	41.01	42.83	51.36	8.53	19.9
Importers in Italy	14.10	10.67	11.25	0.58	5.4
European markets	20.71	24.35	31.78	7.43	30.5
Iberian Peninsula	5.24	6.91	7.44	0.53	7.7
Germany-Austria	4.72	5.03	5.29	0.26	5.2
Turkey	3.68	4.62	4.93	0.31	6.7
Belgium	-	-	4.57	4.57	..
Northern Europe	2.62	3.15	3.21	0.06	1.9
Hungary	3.10	2.74	2.82	0.08	2.9
France	1.07	1.62	2.66	1.04	64.2
Other	0.28	0.28	0.86	0.58	..
Extra European markets	1.51	2.42	2.33	(0.09)	(3.7)
E&P in Europe and in the Gulf of Mexico	4.69	5.39	6.00	0.61	11.3
Worldwide gas sales	98.10	98.96	104.23	5.27	5.3

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Gas sales by entity	(bcm)	2006	2007	2008	Change	% Ch.

Sales of consolidated companies	85.76	84.83	89.32	4.49	5.3
Italy (including own consumption)	57.07	56.08	52.82	(3.26)	(5.8)
Rest of Europe	27.93	27.86	35.61	7.75	27.8
Outside Europe	0.76	0.89	0.89	-	-
Sales of Eni’s affiliates (net to Eni)	7.65	8.74	8.91	0.17	1.9
Italy	0.02	0.05	0.05	-	-
Rest of Europe	6.88	7.16	7.42	0.26	3.6
Outside Europe	0.75	1.53	1.44	(0.09)	(5.9)
E&P in Europe and in the Gulf of Mexico	4.69	5.39	6.00	0.61	11.3
Worldwide gas sales	98.10	98.96	104.23	5.27	5.3

LNG In 2008, LNG sales (12 bcm) increased by 0.3 bcm from 2007, up 2.6%, mainly reflecting higher volumes sold by the Gas & Power segment (8.4 bcm, included in worldwide gas sales) that	increased by 0.4 bcm, up 5%, from 2007 due to higher volumes sold on European markets by Eni’s affiliate Unión Fenosa Gas (Eni’s interest 50%) and Distrigas contribution (0.7 bcm from Qatar).

LNG sales	(bcm)	2006	2007	2008	Change	% Ch.

G&P sales	6.4	8.0	8.4	0.4	5.0
Italy	1.5	1.2	0.3	(0.9)	(75.0)
Rest of Europe	4.4	5.6	7.0	1.4	25.0
Extra Europe	0.5	1.2	1.1	(0.1)	(8.3)
E&P sales	3.5	3.7	3.6	(0.1)	(2.7)
Terminals:
Bontang (Indonesia)	0.9	0.7	0.7	-	-
Point Fortin (Trinidad & Tobago)	0.4	0.6	0.5	(0.1)	(16.7)
Bonny (Nigeria)	1.8	2.0	2.0	-	-
Darwin (Australia)	0.4	0.4	0.4	-	-
	9.9	11.7	12.0	0.3	2.6

Transport and regasification of natural gas
In 2008, volumes of natural gas input in the national grid (85.64 bcm) increased by 2.36 bcm from 2007, up 2.8%, mainly due to higher volumes of natural gas input to storage for the rebuilding of stocks in summer months as a result of higher offtakes related to higher	seasonal sales registered in the first months of the year.
Eni transported 33.84 bcm of natural gas on behalf of third parties, up 2.95 bcm from 2007, or 9.6%.
In 2008, the LNG terminal in Panigaglia (La Spezia) regasified 1.52 bcm of natural gas (2.38 bcm in 2007).

Gas volumes transported in Italy (a)	(bcm)	2006	2007	2008	Change	% Ch.

Eni	57.09	52.39	51.80	(0.59)	(1.1)
On behalf of third parties	30.90	30.89	33.84	2.95	9.6
	87.99	83.28	85.64	2.36	2.8

(a)	Include amounts destined to domestic storage.

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Development projects

MARKETING
Acquisition of Distrigas
Terms of the transaction
On October 30, 2008, with the authorization of the European Commission, Eni completed the acquisition from the French operator Suez Tractebel of its majority shareholding of 57.243% in Belgian company Distrigas NV, listed on the Euronext Brussels Stock Exchange.
The process of acquisition began in May when Eni launched a mandatory tender offer to Suez after the closing of an auction process that involved all the European major players. The price recognized by Eni to Suez for the 57.243% holding in Distrigas is equal to euro 2.75 billion or euro 6,809.64 per share. The deal values the entire share capital at euro 4.8 billion.
This price is liable to revision, under certain conditions, as a part of the sale agreement pursuant to which Distrigas sold controlled company Distrigas & Co (operating in marketing of transit capacity) to Belgian operators Fluxys SA and Huberator SA on July 2008.
The purchasing companies Fluxys and Huberator will pay additional consideration to Distrigas if, within 5 years of the closing of the sale, the local regulatory authorities apply tariff revisions. In this case, Eni will pay to Suez and to the other minority shareholders that tendered their shares into the mandatory tender offer or other possible reopening, a sum equal to a pro-rata amount of such revision based on a preset mechanism.

A further relevant condition for Eni’s acquisition of the majority stake of Distrigas was the non-exercise of its pre-emption right on this stake by the other major stakeholder of Distrigas, Publigas SCRL, holding of the Belgian municipalities that owns a 31.254% interest in Distrigas. This waiver was signed on July 30, 2008 through a Shareholders’ Agreement between Eni and Publigaz. This agreement defines a new governance model for Distrigas and allows also Publigaz to sell to Eni its stake in Distrigas with modalities sanctioned in the Shareholders’ Agreement.

Following the completion of its acquisition of Suez’s majority stake in Distrigas, Eni had to launch a mandatory tender offer on the remaining shares of Distrigas, included the ones owned by Publigaz, at the same condition offered to Suez in accordance with Belgian Royal Decree of April 27, 2007 on Public Tender Offers. In fact Eni will recognize to the minority shareholders that will adhere to the unconditional mandatory public takeover bid: (i) euro 6,809.64 in cash per share and (ii) a Certificate that includes the right to receive a pro-quota amount for any price integration provided by the disposal agreement of Distrigas & Co. On December 30, 2008, the Commission Bancaire, Financière et des Assurances (CBFA) approved the unconditional mandatory public takeover bid. The acceptance period for the takeover bid will start on January 9, 2009 and will end on March 19, 2009.

On March 4, 2009, the Board of Directors of Publigaz SCRL has unanimously decided to tender its Distrigas shares in the public offer launched by Eni for a total consideration of about euro 1.5 billion.

Strategic rationale
Distrigas is the primary gas operator in Belgium with total sales amounting to 17 bcm mainly to industries, wholesalers and power generation in Belgium, and in France, Germany, the Netherlands and Luxembourg. Distrigas holds a long-term supply contracts portfolio in the Netherlands, Norway and Qatar that covers 90% of its sales. Minor assets include gas carrier Methania and an 11% interest in Interconnector UK Ltd, the company that owns the interconnection of the transit gas networks between Belgium and the UK.
The acquisition represents a result of strategic relevance for Eni and allows the company to strengthen its leadership in the European gas sector. The deal will ensure a solid foothold in the Belgian gas market that, in terms of level of liquidity and centrality of the physical gas flow, as well as high level of interconnectivity with the transit gas networks, represents a key area for the development of marketing and trading activities in Europe.

Disposal of consideration assets
On October 30, 2008, within the framework agreement signed in May, Eni finalized with Suez the agreement related to the disposal of assets and long-term supplies of gas and electricity (consideration assets). The assets are part of Eni’s optimization of its portfolio. At 2008 year-end the following agreements have been finalized: (i) the right to draw up to 1,100 MW of electricity from Eni’s power plants by means of a Virtual Power Plant (VPP) agreement for a period of 20 years, at a price of euro 1.21 billion; (ii) long-term contracts for gas supply up to 4 bcm/y for a period up to 20 years to be delivered in Italy and an option on supply contracts to be delivered in Germany up to 2.5 bcm/y for a period up to 11 years for total proceeds of euro 255 million;

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(iii) a supply contract for 0.9 bcm/y of LNG in equivalent gas in the Gulf of Mexico for a period of 20 years at a price of euro 87 billion. The negotiations for the disposal of the gas distribution network in the Rome area and exploration and production assets are underway.

France: acquisition of a stake in Gaz de Bordeaux SAS
In September 2008, Eni, in agreement with its associate Altergaz (in which Eni holds a 38.91% interest) closed the acquisition of a 17% stake for each partner in the share capital of Gaz de Bordeaux SAS, a gas distributor in the municipality of Bordeaux.
This agreement will allow Eni to strengthen its position on the French market through a 10-year supply of some 250 mmcm/y that will be marketed to a potential catchment area of 250,000 residential, commercial and industrial customers.

Russia: supply contract to TGK-9
As a part of its strategy of development on international markets, on July 8, 2008, Eni signed gas sales contract with TGK-9, a company operating in the segment of power generation in Russia. Under the terms of the contracts, as of June 1, 2008, some 350 mmcm of gas will be sold by 2010.
Eni was the first European player to enter the Russian downstream gas market, the second largest in the world in terms of consumption and continues developing on this market.

LNG
Qatar
The closing of the acquisition of Distrigas allowed Eni to increase its development opportunities in the LNG business with the access to new supply sources mainly from Qatar, under a 20-year long agreement with RasGas[2] (owned by Qatar Petroleum with a 70% interest and ExxonMobil with a 30% interest) and to the Zeebrugge LNG terminal on the Western coast of Belgium. In 2008 the terminal was authorized to load gas carriers, allowing Distrigas to start its LNG export activity to very profitable markets.

Egypt
Eni, through its interest in Unión Fenosa Gas, owns a 40% interest in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG equal to a feedstock of 7 bcm/y of natural gas. In 2008, the Gas & Power segment withdrew approximately 0.7 mmtonnes of LNG (approximately 1 bcm of natural gas) to be marketed in Europe.

USA
Cameron
Eni acquired from U.S. company Sempra a share of the regasification capacity of the Cameron plant, under construction on the banks of the Calcasieu River, approximately 15 miles south of Lake Charles in Louisiana. The capacity entitlement amounts to 6.5 bcm/y, equal to a 40% share of the total plant capacity for a duration of 20 years. Production start up is expected within 2009. This transaction will allow Eni to market the natural gas reserves that it is developing in North Africa and Nigeria on the North American market.

Pascagoula
Within the upstream project related to the construction of an LNG plant in Angola designed to produce 5.2 mmtonnes of LNG (approximately 7.3 bcm/y) for the North American market, Eni bought a 20 year-option, amounting to 5.8 bcm/y, on the regasification capacity of the plant that will be built near Pascagoula in Mississippi, with start up expected within 2011.

REGULATED BUSINESSES IN ITALY
Divestment of 100% of Stogit and Italgas to Snam Rete Gas
On February 12, 2009, Eni’s Board of Directors approved the sale of 100% of Italgas SpA and Stoccaggi Gas Italia SpA (Stogit) to Snam Rete Gas (50.03% owned by Eni) for a cash consideration of euro 3,070 million and euro 1,650 million, respectively. The transaction of euro 4,720 million will be financed by Snam Rete Gas through: (i) a right issue for a maximum of euro 3.5 billion (Eni has already committed to subscribe its relative share of rights issue) and (ii) new medium to long term financing for euro 1.3 billion.
The main impacts envisaged on Eni financial statements after the transaction completion are the following:
- at balance sheet level, an increase of euro 1.5 billion in net debt and minority interests and total equity, as a consequence of the pro-quota subscription of the Snam Rete Gas capital increase by the market;
- at income statement level, a decrease in net profit equal to 45% of the aggregate net profit of Italgas and Stogit, with a corresponding increase in net profit attributable to minority interests.
The transaction was based on transparency and market criteria, under conditions that would be applied between two independent parties. Banca IMI and

(2)	RasGas is one of the most important integrated companies operating in the LNG business in the world.

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Rothschild, as independent advisors, have assisted Eni in the structuring of the transaction and in defining the guidelines of the negotiation with Snam Rete Gas and released two different fairness opinions on the financial consideration of the selling price of Italgas and Stogit.

As a result of this deal, Eni’ gas distribution and storage regulated businesses in Italy will merge into Snam Rete Gas, establishing a leading Italian and European player in regulated businesses, with a total Regulated Asset Base (RAB) of approximately euro 20 billion and gas transport and distribution networks of 31,000 kilometers and 58,000 kilometers, respectively, and a storage capacity of 14 bcm, including 5 bcm of strategic reserves. The finalization of the sale will create significant synergies and maximize the value of Italgas and Stogit due to the higher visibility of regulated businesses as a part of Snam Rete Gas.
The transaction is expected to close in July 2009.

Galsi
On September 30, 2008 Snam Rete Gas and Galsi signed the final agreement that confirms the mutual commitment, setting out the conditions to build the new pipeline for importing Algerian gas to Italy. The agreement, based on the Memorandum of Understanding signed in November 2007, defines the development, construction and start-up of the Italian section of the project. The material terms of the agreement are: (i) Galsi will develop the engineering and obtain the main authorizations; (ii) Snam Rete Gas will build the pipeline and subsequently lead the gas transport activities.

The new gasline will be approximately 900 kilometers in length overall, of which 600 kilometers offshore with a maximum depth of approximately 2,800 meters between Algeria and Sardinia. The initial transport capacity will be 8 bcm/y.

INTERNATIONAL TRANSPORT
TAG - Russia
The TAG gasline is undergoing an upgrade designed to increase its transport capacity by 6.5 bcm/y from the current 37 bcm/year. A first 3.2 bcm/y portion of the upgrade started-up in October 2008 and was assigned to third parties. The second portion of 3.3 bcm/y is expected to start operating in the fourth quarter of 2009. The allocation of capacity is being finalized.

TTPC - Algeria
In 2008 the upgrade of transport capacity was completed achieving a current capacity of 33.5 bcm/y with an increase of 6.5 bcm/y. A 3.2 bcm/y portion started operating on April 1, 2008. A second 3.3 bcm/y portion started-up in October 2008. The new capacity was assigned to third parties.
A corresponding capacity on the TMPC downstream gasline is already available. TMPC crosses underwater the Sicily channel.

Accident at the TMPC pipeline
On December 19, 2008, one of the TMPC five lines was damaged by an oil tanker anchor crossing the Sicily channel. Due to the sharp pressure drop, a portion of the pipeline was interrupted to avoid environmental damage. There was no substantial damage to facilities located at the departure and arrival points of the pipeline. Safety installations and personnel procedures were also readily activated. Gas transport was regular on the remaining four lines. The company operating the pipeline (TMPC) immediately launched the required activities to restore normal operation. Snam Rete Gas has made additional import capacity available at the Gela entry point to the Italian network and Eni has been able to meet its contractual delivery commitments with natural gas supplies from Libya. Since this is an event of force majeure the take-or-pay clause shall not apply on any withdrawals of Algerian gas lower than the contract minimum.

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Regulatory framework

Legislative Decree No. 164/2000
Legislative Decree No. 164/2000 imposed thresholds to operators until December 31, 2010 computed as a share of domestic consumption as follows: (i) effective January 1, 2002, operators are forbidden from importing into the national transport network imported or domestically produced gas volumes higher than a preset share of Italian final consumption. This share is 75% in the first year of regulation and then decreases by 2 percentage points per year to reach 61% by 2009; and (ii) effective January 1, 2003, operators are forbidden from marketing gas volumes to final customers in excess of 50% of overall volumes marketed to final customers. Compliance with these ceilings is verified yearly by comparing the allowed average share computed on a three-year period for both volumes input and volumes marketed to the actual average share achieved by each operator in the same three-year period. Allowed shares are calculated net of losses (in the case of sales) and volumes of natural gas consumed in own operations. In particular, 2008 closes the fifth three-year regulated period for natural gas volumes input in the domestic transport network, for which the allowed percentage was 63% of domestic consumption of natural gas, and the fourth three-year regulated period for sales volumes to the Italian market. Eni’s presence on the Italian market complied with said limits.

Resolution VIS 8/09: Closing of the preliminary investigation on the correct application of the provisions concerning gas not recorded in accounts on the natural gas transport networks in the 2004-2006 period
The Italian Authority for Electricity and Gas with the resolution VIS 8/09, has completed the preliminary investigation on the gas not recorded in accounts started with resolution VIS 41/08 "Preliminary investigation on the correct application of the provisions concerning gas not recorded in accounts on the natural gas transport networks in the 2004-2006 period". Based on the results of this preliminary investigation, future actions to be implemented by Snam Rete Gas were defined in order to improve the process of calculation of natural gas. The total amount to be recognized to the company, with regard to higher costs incurred for the purchase of fuel gas in the Thermal Years 2005-2006 and 2006-2007, was also set at euro 45 million. The Authority also established to determine in subsequent resolutions the additional costs incurred by the company for the Thermal Years 2007-2008 and 2008-2009.

Resolution ARG/gas 92/08: Tariffs criteria for the use of LNG terminals in the third regulatory period
The Authority for Electricity and Gas has set the criteria regulating the tariffs for the use of LNG terminals in the 3rd regulatory period (October 2008-September 2012) with its ARG/gas 92/08 resolution.
The Regulatory Asset Base (RAB) is calculated with the re-valuated historical cost methodology. The yearly adjustment of revenues and tariffs will follow the same methodologies applied in the previous regulatory period, except for depreciation that will be adjusted on a yearly basis and excluded from the price cap mechanism.
The allowed rate of return (WACC) on Regulatory Asset Base has been set equal to 7.6% in real terms pre tax. Furthermore, it established an additional remuneration, up to 3% above WACC, for new capital expenditures for a maximum of 16 years.
Operating costs will be adjusted every year taking into account inflation and efficiency gains (X- factor) set by the Authority at 0.5% in real terms.
The ARG/gas 92/08 resolution also established that the allocation of reference revenues between regasification capacity and the commodity component is fixed at 90:10 (compared to 80:20 ratio in the second regulated period).

POWER GENERATION

Eni’s electricity generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara. In 2008, electricity production sold was 23.33 TWh, down 2.16 TWh or 8.5% from 2007, due mainly to lower production at the Brindisi, Ravenna and Livorno plants, partly offset by increased production at the Ferrera Erbognone plant.
At December 31, 2008 installed capacity was 4.9 GW. Eni expects to complete the upgrading plan of its power generation capacity in 2012, targeting an installed capacity of 5.5 GW. The development plan is underway at Taranto (Eni’s interest 100%) and Ferrara (Eni’s interest 51%), where in partnership with Swiss company EGL Holding Luxembourg AG the construction of two new 390 megawatt combined cycle units is ongoing with start-up expected in 2009.

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Electricity sales
In 2008 sales of electricity (29.93 TWh) were directed to the free market (76%), the electricity exchange (13%), industrial sites (9%) and ESO (Electricity Services Operator) and VPP (2%). In 2008 sales declined by 3.26 TWh, down 9.8%, reflecting lower traded volumes. The decrease mainly regarded	sales to the electricity exchange. Sales on the free market to wholesalers increased due to higher spot sales, and so did sales to industrial users due to new customers acquired. The program for expanding the dual offer of gas and electricity continued targeting a penetration rate of over 20% of Eni’s retail customer base.

2006	2007	2008	Change	% Ch.

Purchases of natural gas	(mmcm)	4,775	4,860	4,530	(330)	(6.8)
Purchases of other fuels	(ktoe)	616	720	560	(160)	(22.2)
Electricity production	(TWh)	24.82	25.49	23.33	(2.16)	(8.5)
Steam	(ktonnes)	10,287	10,849	10,584	(265)	(2.4)

Electricity sales	(TWh)	2006	2007	2008	Change	% Ch.

Electricity production	24.82	25.49	23.33	(2.16)	(8.5)
Trading of electricity	6.21	7.70	6.60	(1.10)	(14.3)
	31.03	33.19	29.93	(3.26)	(9.8)

Free market	16.22	20.73	22.89	2.16	10.4
Italian Exchange for electricity	9.67	8.66	3.82	(4.84)	(55.9)
Industrial plants	2.70	2.81	2.71	(0.10)	(3.6)
ESO/VPP	2.44	0.99	0.51	(0.48)	(48.5)
Electricity sales	31.03	33.19	29.93	(3.26)	(9.8)

Capital expenditures
Capital expenditures in the Gas & Power segment totaled euro 1,794 million in 2008 and mainly related to: (i) developing and upgrading Eni’s transport network in Italy (euro 1,130 million); (ii) the upgrading plan of international pipelines (euro 233 million); (iii) developing	and upgrading Eni’s natural gas distribution network in Italy (euro 233 million); (iv) ongoing construction of combined cycle power plants (euro 107 million), in particular at the Ferrara site.

Capital expenditures	(million euro)	2006	2007	2008	Change	% Ch.

Italy	1,014	1,074	1,486	412	38.4
Outside Italy	160	292	308	16	5.5
	1,174	1,366	1,794	428	31.3
Marketing	292	238	198	(40)	(16.8)
Marketing	63	63	91	28	44.4
Italy		13	16	3	23.1
Outside Italy	63	50	75	25	50.0
Power generation	229	175	107	(68)	(38.9)
Regulated businesses in Italy	785	886	1,363	477	53.8
Transport	627	691	1,130	439	63.5
Distribution	158	195	233	38	19.5
International transport	97	242	233	(9)	(3.7)
	1,174	1,366	1,794	428	31.3

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Key performance indicators	2006	2007	2008

Net sales from operations (a)	(million euro)	38,210	36,401	45,083
Operating profit		319	729	(1,023)
Adjusted operating profit		790	329	566
Adjusted net profit		629	319	510
Capital expenditures		645	979	965
Adjusted capital employed, net at year end		5,766	7,149	8,260
Adjusted ROACE	(%)	10.7	5.0	6.4
Refinery throughputs on own account	(mmtonnes)	38.04	37.15	35.84
Conversion index	(%)	57	56	58
Balanced capacity of refineries	(kbbl/d)	711	748	737
Retail sales of petroleum products in Europe	(mmtonnes)	12.48	12.65	12.67
Service stations in Europe at period end	(units)	6,294	6,440	5,956
Average throughput per service station in Europe	(kliters)	2,470	2,486	2,502
Employees at year end	(units)	9,437	9,428	8,327

(a)	Before elimination of intragroup sales.

Divestment of Eni Agip España in accordance with the agreements with Galp Energia SGPS SA
› In October 2008, Eni completed the divestment of the entire share capital of the subsidiary Eni Agip España to Galp Energia SGPS SA following the exercise of a call option in October 2007, pursuant to agreements among Galp’s shareholders. The divested asset includes 371 service stations as well as wholesale marketing activities of oil products located in the Iberian Peninsula.

Financial results
› In 2008, adjusted net profit was up euro 191 million to euro 510 million, or 59.9%, mainly due to a better operating performance. Refining activity benefited from higher realized margins as the trading environment improved during the year. Marketing activities reported higher results due to a recovery in margins and a higher market share especially in retail sales in Italy.

› Return on average capital employed on an adjusted basis was 6.4%, higher than in 2007 (5%).

› Capital expenditures totaled euro 965 million and related mainly to projects designed to improve the conversion rate and flexibility of refineries, logistic assets, and to upgrade the refined product retail network in Italy and in the rest of Europe.

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Operating results
› Refining throughputs on own account in Italy and outside Italy (35.84 mmtonnes) declined by about 1.31 mmtonnes from 2007, down 3.5%. Volumes processed in Italy decreased by 6.3% due to planned and unplanned refinery downtime at the Taranto, Venice and Gela plants as well as lower volumes at the Livorno refinery due to a challenging refining environment in the first half of the year. The increase recorded outside Italy was mainly due to higher capacity entitlements at Ceska Rafinerska following the purchase of an additional ownership interest made in 2007 partly offset by lower volumes in Germany.

› Retail market share in Italy was 30.6%, increased by 1.4 percentage points from 2007 mainly due to marketing activities ("Iperself" sales and fidelity programmes). Retail sales amounted to 8.81 mmtonnes increasing by 2.2% in spite of a decline in domestic consumption (down 2.5%).

› Retail sales of refined products in the rest of Europe (3.86 mmtonnes) were down 4.2% particularly in the Iberian Peninsula, due to the disposal of downstream activities to Galp, and in Germany. Retail sales of refined products in the rest of Europe, excluding expected divestments, increased by 45 ktonnes, or 1.4%.

› In 2008 Eni started/restructured 124 stores for the sale convenience items and car services at its service stations in Italy. Non oil revenues in Europe amounted to euro 153 million, up 6.3% from 2007.

Supply and trading
In 2008, a total of 57.91 mmtonnes of crude were purchased (59.56 mmtonnes in 2007), of which 29.71 mmtonnes from Eni’s Exploration & Production segment, 12.09 mmtonnes on the spot market and 16.11 mmtonnes under long-term contracts with producing countries. Some 29% of crude purchased came from West Africa, 19% from countries of the former Soviet Union, 15% from North Africa, 14% from the Middle East, 14% from the North Sea, 6% from Italy and 3% from other areas.	Some 26 mmtonnes of crude purchased were marketed, up 0.7% from 2007. In addition, 3.39 mmtonnes of intermediate products were purchased (3.59 mmtonnes in 2007) to be used as feedstock in conversion plants and 17.42 mmtonnes of refined products (16.14 mmtonnes in 2007) were purchased to be sold on markets outside Italy (14.70 mmtonnes) and on the Italian market (2.72 mmtonnes) as a complement to own production.

Purchases	(mmtonnes)	2006	2007	2008	Change	% Ch.

Equity crude oil
Eni’s production outside Italy	32.76	27.47	26.14	(1.33)	(4.8)
Eni’s production in Italy	4.05	4.10	3.57	(0.53)	(12.9)
	36.81	31.57	29.71	(1.86)	(5.9)
Other crude oil
Purchases on spot markets	10.73	11.34	12.09	0.75	6.6
Purchases under long-term contracts	18.16	16.65	16.11	(0.54)	(3.2)
	28.89	27.99	28.20	0.21	0.8

Total crude oil purchases	65.70	59.56	57.91	(1.65)	(2.8)
Purchases of intermediate products	3.18	3.59	3.39	(0.20)	(5.6)
Purchases of products	16.00	16.14	17.42	1.28	7.9
TOTAL PURCHASES	84.88	79.29	78.72	(0.57)	(0.7)

Consumption for power generation	(1.10)	(1.13)	(1.00)	0.13	(11.5)
Other changes (a)	(1.99)	(2.19)	(1.04)	1.15	(52.5)
	81.79	75.97	76.68	0.71	0.9

(a)	Includes change in inventories, decrease in transportation, consumption and losses.

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Refining
In 2008, refining throughputs on own account in Italy and outside Italy were 35.84 mmtonnes, down 1.31 mmtonnes from 2007, or 3.5%.
Volumes processed in Italy decreased by 2.06 mmtonnes, or 6.3%, due to planned and unplanned refinery downtime at the Taranto, Venezia and Gela plants, as well as lower volumes at the Livorno refinery due to a challenging refining environment in the first half of the year.
The increase recorded outside Italy (up 750 ktonnes) was mainly due to higher capacity entitlements at Ceska Rafinerska following the purchase of an additional ownership interest made in 2007, partly offset by the lower volumes in Germany.
Total throughputs in wholly-owned refineries (25.59 mmtonnes) decreased 2.20 mmtonnes, down 7.9%, from 2007.

Approximately 21.5% of volumes processed crude was supplied by Eni’s Exploration & Production segment (30.2% in 2007) representing a 8.7% decrease from

2007, equivalent to a lower volume of 2.3 mmtonnes due to lower equity crude availability from Russia, Libya and Italy.

Availability of refined products	(mmtonnes)	2006	2007	2008	Change	% Ch.

Italy
At wholly-owned refineries	27.17	27.79	25.59	(2.20)	(7.9)
Less input on account of third parties	(1.53)	(1.76)	(1.37)	0.39	(22.2)
At affiliated refineries	7.71	6.42	6.17	(0.25)	(3.9)
Refinery throughputs on own account	33.35	32.45	30.39	(2.06)	(6.3)
Consumption and losses	(1.45)	(1.63)	(1.61)	0.02	(1.2)
Products available for sale	31.90	30.82	28.78	(2.04)	(6.6)
Purchases of refined products and change in inventories	4.45	2.16	2.56	0.40	18.5
Products transferred to operations outside Italy	(4.82)	(3.80)	(1.42)	2.38	(62.6)
Consumption for power generation	(1.10)	(1.13)	(1.00)	0.13	(11.5)
Sales of products	30.43	28.05	28.92	0.87	3.1
Outside Italy
Refinery throughputs on own account	4.69	4.70	5.45	0.75	16.0
Consumption and losses	(0.32)	(0.31)	(0.25)	0.06	(19.4)
Products available for sale	4.37	4.39	5.20	0.81	18.5
Purchases of refined products and change in inventories	11.51	13.91	15.14	1.23	8.8
Products transferred from Italian operations	4.82	3.80	1.42	(2.38)	(62.6)
Sales of products	20.70	22.10	21.76	(0.34)	(1.5)
Refinery throughputs on own account	38.04	37.15	35.84	(1.31)	(3.5)
of which: refinery throughputs of equity crude on own account	12.50	9.29	6.98	(2.31)	(24.9)
Total sales of refined products	51.13	50.15	50.68	0.53	1.1
Crude oil sales	30.66	25.82	26.00	0.18	0.7
TOTAL SALES	81.79	75.97	76.68	0.71	0.9

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Marketing of refined products In 2008, sales volumes of refined products (50.68 mmtonnes) were up 0.53 mmtonnes from 2007, or	1.1%, mainly due to larger volumes sold on retail and wholesale markets in Italy and wholesale market in the rest of Europe.

Product sales in Italy and outside Italy by market	(mmtonnes)	2006	2007	2008	Change	% Ch.

Retail	8.66	8.62	8.81	0.19	2.2
Wholesale	11.74	11.09	11.15	0.06	0.5
Petrochemicals	2.61	1.93	1.70	(0.23)	(11.9)
Other sales	7.42	6.41	7.26	0.85	13.3
Sales in Italy	30.43	28.05	28.92	0.87	3.1
Retail rest of Europe	3.82	4.03	3.86	(0.17)	(4.2)
Wholesale outside Italy	4.60	4.96	5.38	0.42	8.5
of which rest of Europe	4.19	4.39	4.82	0.43	9.8
Other sales	12.28	13.11	12.52	(0.59)	(4.5)
Sales outside Italy	20.70	22.10	21.76	(0.34)	(1.5)
	51.13	50.15	50.68	0.53	1.1

Retail and wholesale sales of refined products	(mmtonnes)	2006	2007	2008	Change	% Ch.

Italy	20.40	19.71	19.96	0.25	1.3
Retail sales	8.66	8.62	8.81	0.19	2.2
Gasoline	3.38	3.19	3.11	(0.08)	(2.5)
Gasoil	5.09	5.25	5.50	0.25	4.8
LPG	0.18	0.17	0.19	0.02	11.8
Lubricants	0.01	0.01	0.01	-	-
Wholesale sales	11.74	11.09	11.15	0.06	0.5
Gasoil	4.60	4.42	4.52	0.10	2.3
Fuel Oil	1.27	0.95	0.85	(0.10)	(10.5)
LPG	0.41	0.37	0.38	0.01	2.7
Gasoline	0.15	0.15	0.15	-	-
Lubricants	0.13	0.13	0.12	(0.01)	(7.7)
Bunker	1.68	1.58	1.70	0.12	7.6
Other	3.50	3.49	3.43	(0.06)	(1.7)
Outside Italy (retail+wholesale)	8.42	8.99	9.24	0.25	2.8
Gasoline	2.06	2.29	2.33	0.04	1.7
Gasoil	4.90	5.16	5.11	(0.05)	(1.0)
Jet fuel	0.34	0.38	0.47	0.09	23.7
Fuel Oil	0.23	0.25	0.23	(0.02)	(8.0)
Lubricants	0.10	0.09	0.11	0.02	22.2
LPG	0.46	0.49	0.52	0.03	6.1
Other	0.33	0.33	0.47	0.14	42.4
Total	28.82	28.70	29.20	0.50	1.7

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Retail sales in Italy
In 2008, retail sales on the Italian network (8.81 mmtonnes) were up 190 ktonnes from 2007, or 2.2%, despite a decrease recorded in domestic consumption, mainly due to marketing activities ("Iperself" sales and fidelity programmes) that sustained market share growth from 29.2% to 30.6% .
Higher sales mainly regarded gasoil sales while gasoline sales registered a decrease.
At December 31, 2008, Eni’s retail network in Italy consisted of 4,409 service stations, 19 more than at December 31, 2007 (4,390 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (32 units), the opening of new service stations (7 units), partly offset by the closing of service stations with low throughput (19 units) and the release of one service station under highway concession. Average throughput related to gasoline and gasoil (2,470 kliters) registered an increase of 26 kliters from 2007.

In 2008, fuel sales of the Blu line – high performance and low environmental impact fuel – declined due to sensitivity of demand to prices of these products in an environment of economic downturn and high fuel prices on average. Sales of BluDiesel and its reformulated version BluDieselTech amounted to 583 ktonnes (677 mmliters), declining by 152 ktonnes from 2007 and represented 10.6% of gasoil sales on Eni’s retail network. At year end, service stations marketing BluDiesel totaled 4,095 units (4,065 in 2007) covering to approximately 93% of Eni’s network.
Retail sales of BluSuper amounted to 78 ktonnes (91 mmliters) and decreased by 20 ktonnes from 2007 and covered 2.5% of gasoline sales on Eni’s retail network.
At year end, service stations marketing BluSuper totaled 2,631 units (2,565 at December 31, 2007), covering approximately 60% of Eni’s network.

Under the "You&Agip" promotional campaign, launched in March 2007 and lasting 3 years, at December 31, 2008, the number of customers that actively used the card in the period amounted to over about 4 million. The average number of cards active each month was over 3 million.
Volumes of fuel marketed under this initiative represented 46% of total volumes marketed on Eni’s service stations joining the programme, and 44% of overall volumes marketed on Eni’s network.

Retail sales outside Italy
In 2008 retail sales of refined products marketed in the rest of Europe (3.86 mmtonnes) was down 170 ktonnes from 2007, or 4.2%, mainly in the Iberian Peninsula, due to the disposal of downstream activities to Galp, and in Germany. These decreases were partly offset by higher sales in the Czech Republic, Hungary and Slovakia due to the purchase of assets made in the fourth quarter of 2007.
At December 31, 2008, Eni’s retail network in the rest of Europe consisted of 1,547 units, a decrease of 503 units from December 31, 2007 (2,050 service stations).
The network evolution was as follows: (i) divestment of 371 service stations in the Iberian Peninsula to Galp; (ii) a negative balance of acquisition/releases of leased service station was recorded (down 135 units), with positive changes in Hungary and Switzerland and negative ones in Germany; (iii) 17 low throughput service stations were closed; (iv) purchased 15 service stations; (v) opened 5 new outlets. Average throughput (2,577 kliters) was substantially in line with 2007.

Wholesale and other sales
In 2008, sales volumes on wholesale markets in Italy (11.15 mmtonnes) were up 60 ktonnes from 2007, or 0.5%, reflecting mainly an increase in the bunkering market and gasoil sales.
Sales on wholesale markets in the rest of Europe (4.82 mmtonnes) increased 430 ktonnes, or 9.8%, mainly in the Czech Republic and Switzerland, while sales declined in Spain, Austria , France and Germany.
Supplies of feedstock to the petrochemical industry (1.70 mmtonnes) declined by 230 ktonnes due to declining demand.
Other sales (19.78 mmtonnes) increased by 0.26 mmtonnes, or 1.3%.

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Capital expenditures
In 2008, capital expenditures in the Refining & Marketing segment amounted to euro 965 million and regarded mainly: (i) refining, supply and logistics
(euro 630 million) in Italy, with projects designed to improve the conversion rate and flexibility of refineries, in particular ongoing construction of a new	hydro-cracker at the Sannazzaro refinery, and expenditures on health, safety and environmental upgrades; (ii) upgrade and restructuring of the retail network in Italy (euro 183 million); (iii) upgrade of the retail network and purchase of service stations in the rest of Europe (euro 115 million).
Expenditures on health, safety and the environment amounted to euro 166 million.

Capital expenditures	(million euro)	2006	2007	2008	Change	% Ch.

Italy	547	873	850	(23)	(2.6)
Outside Italy	98	106	115	9	8.5
	645	979	965	(14)	(1.4)
Refinery, supply and logistics	376	675	630	(45)	(6.7)
Italy	376	675	630	(45)	(6.7)
Marketing	223	282	298	16	5.7
Italy	125	176	183	7	4.0
Outside Italy	98	106	115	9	8.5
Other	46	22	37	15	68.2
	645	979	965	(14)	(1.4)

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Key performance indicators	2006	2007	2008

Net sales from operations (a)	(million euro)	6,823	6,934	6,303
Operating profit		172	74	(822)
Adjusted operating profit		219	90	(375)
Adjusted net profit		174	57	(306)
Capital expenditures		99	145	212
Production	(ktonnes)	7,072	8,795	7,372
Sales of petrochemical products		5,276	5,513	4,684
Average plant utilization rate	(%)	76.4	80.6	68.6
Employees at year end	(units)	6,025	6,534	6,274

(a)	Before elimination of intragroup sales.

› In 2008, the Petrochemicals division incurred an adjusted net loss of euro 306 million as compared to an adjusted net profit of euro 57 million registered in 2007, due to a weaker operating performance related to a decline in commodity chemical margins , reflecting higher supply costs of oil-based feedstock and lower demand on end-markets.

› Sales of petrochemical products were 4,684 ktonnes, down 829 ktonnes from last year, or 15%, due to a context of economic downturn that negatively influenced demand for petrochemical products.

› Petrochemical production volumes were 7,372 ktonnes, down 1,423 ktonnes, or 16.2%, due to a steep decline in demand for petrochemical products in all business.

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Sales - production - prices
In 2008, sales of petrochemical products (4,684 ktonnes) decreased by 829 ktonnes from 2007 (down 15%) in all business areas as a result of lower petrochemical demand for petrochemical products, due to a negative market scenario.
Petrochemical production (7,372 ktonnes) decreased by 1,423 ktonnes from 2007, or 16.2%.
In a context of economic downturn, the steep decline in unit margins and sales determined unexpected outages of some plants, in particular in the last part of the year.
Nominal production capacity decreased by approximately 2 percentage points from 2007, due to the shutdown of the Gela cracker. The average plant utilization rate calculated on nominal capacity decreased by 12 percentage points from 80.6% to	68.6%, due to the current economic downturn that entailed reductions in production in all main plants. Approximately 49.5% of total production was directed to Eni’s own production cycle (48.9% in 2007).
Oil-based feedstock supplied by Eni’s Refining & Marketing Division covered 24% of requirements (21% in 2007).
Prices of Eni’s main petrochemical products increased on average by 7%, increasing in the business of: (i) olefins (up 13%) with increases in all products; (ii) elastomers (up 10%), in particular polybutadienic and nytrilic rubbers; (iii) polyethylene (up 5%), in particular EVA.
These increases were lower than the increase in the cost of oil-based feedstock (virgin naphtha up 17.3% in dollars; up 9.3% in euro) in particular until September and determined a decline in margins.

Product availability	(ktonnes)	2006	2007	2008	Change	% Ch.

Olefins	2,950	3,490	2,819	(671)	(19.2)
Aromatics	772	938	767	(171)	(18.2)
Intermediates	553	1,260	977	(283)	(22.5)
Styrene	1,088	1,117	1,018	(99)	(8.9)
Elastomers	457	515	494	(21)	(4.1)
Polyethylene	1,252	1,475	1,297	(178)	(12.1)
Production	7,072	8,795	7,372	(1,423)	(16.2)
Consumption of monomers	(2,488)	(4,304)	(3,652)	652	(15.1)
Purchases and change in inventories	692	1,022	964	(58)	(5.7)
	5,276	5,513	4,684	(829)	(15.0)

Sales	(ktonnes)	2006	2007	2008	Change	% Ch.

Olefins	1,699	1,797	1,423	(374)	(20.8)
Aromatics	530	514	420	(94)	(18.3)
Intermediates	654	712	576	(136)	(19.1)
Styrene	587	594	543	(51)	(8.6)
Elastomers	412	447	433	(14)	(3.1)
Polyethylene	1,394	1,449	1,289	(160)	(11.0)
	5,276	5,513	4,684	(829)	(15.0)

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Business Areas

Olefins
Olefins sales (1,423 ktonnes) decreased by 374 ktonnes from 2007 (down 20.8%), penalized by a poorer market scenario that negatively affected product demand and lower product availability. Main reductions were registered in sales of ethylene (down 30%), butadiene (down 30.3%) and propylene (down 15%).
Olefins production (2,819 ktonnes) declined by 671 ktonnes from 2007, or 19.2%, due to the maintenance shutdown of the Priolo cracker, technical problems at the Brindisi and Dunkerque plants, steep demand reduction and the shutdown of the Gela cracker.

Aromatics and intermediates
Aromatics sales (420 ktonnes) decreased by 94 ktonnes from 2007 (down 18.3%) due to lower demand for isomers (down 33%), mainly in the second part of the year.
Intermediates sales (576 ktonnes) decreased by 136 ktonnes from 2007 (down 19.1%) mainly due to temporary shutdown of the Porto Torres cracker as a result of the poorer market scenario that negatively affected demand. Main decreases were registered in phenol (down 30.6%) and cyclohexanone (down 6.4%).
Aromatics production (767 ktonnes) decreased by 171 ktonnes from 2007 (down 18.2%) mainly due to the maintenance shutdown of the Priolo cracker and the temporary shutdown of the Porto Torres plant.
Intermediates production (977 ktonnes) decreased by 283 ktonnes from 2007 (down 22.5%) mainly due to the shutdown of Porto Torres plant.

Styrene and elastomers
Styrene sales (543 ktonnes) declined by 51 ktonnes from 2007 (down 8.6%). Sales reductions affected essentially compact polystyrene (down 13%) and ABS/SAN (down 13.2%) due to lower demand.
Increases in styrene (up 9.8%) and expanded

polystyrene (up 5.6%) were due to higher product availability.
Elastomers sales (433 ktonnes) decreased by 14 ktonnes, or 3.1%, due to a steep decline in demand in the last part of the year, mainly in the automotive sector.
Sales decreases were registered mainly in latices (down 11%), NBR (down 9.5%) and polybutadienic rubbers (down 4%).
Increases recorded in thermoplastic rubbers (up 6.3%) and SBR (up 3.4%) were due to higher product availability.
Styrene production (1,018 ktonnes) decreased by 99 ktonnes, or 8.9%.
Elastomer production (494 ktonnes) decreased by 21 ktonnes (down 4.1%) due to maintenance shutdown of the Ravenna plant and unexpected outages of the Porto Torres and Ferrara plants.

Polyethylene
Polyethylene sales (1,289 ktonnes) decreased by 160 ktonnes, or 11%, from 2007, reflecting mainly negative market conditions for LDPE (down 19.4%) and HDPE (down 11.4%).
Polyethylene production (1,297 ktonnes) decreased by 178 ktonnes, or 12.1%, due to maintenance shutdown of the Gela, Ragusa and Priolo plants and the temporary shutdown of Porto Torres and Dunkerque plant reflecting lower demand.
EVA production increased by 8% due to the fact that 2007 was impacted by the outage of Oberhausen plant.

Capital expenditures
In 2008, capital expenditures in the Petrochemicals segment amounted to euro 212 million (euro 145 million in 2007) and regarded mainly extraordinary maintenance (euro 84 million), plant upgrades (euro 51 million), environmental protection, safety and environmental regulation compliance (euro 41 million), upkeeping and rationalization (euro 24 million).

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Key performance indicators	2006	2007	2008

Net sales from operations (a)	(million euro)	6,979	8,678	9,176
Operating profit		505	837	1,045
Adjusted operating profit		508	840	1,041
Adjusted net profit		400	658	784
Capital expenditures		591	1,410	2,027
Adjusted ROACE	(%)	12.8	17.1	16.8
Orders acquired		11,172	11,845	13,860
Order backlog		13,191	15,390	19,105
Employees at period end	(units)	30,902	33,111	35,629

(a)	Before elimination of intragroup sales.

› Adjusted net profit was euro 784 million, up euro 126 million from a year ago, or 19.1%, reflecting a better operating performance and favorable trends in the demand for oilfield services.

› Return on average capital employed calculated on an adjusted basis was 16.8% in 2008, lower than in 2007 (17.1%).

› Orders acquired amounted to euro 13,860 million, up euro 2,015 million from 2007 (+17%), in particular in offshore and onshore activities.

› Orders backlog was euro 19,105 million at December 31, 2008 (euro 15,390 million at December 31, 2007), related in particular to projects in North Africa (26%), West Africa (21%) and America (13%).

› Capital expenditures amounted to euro 2,027 million, up euro 617 million from 2007, or 43.8%, mainly due to the upgrade of the construction and drilling fleet.

› On February 2008, as part of the announced plan to dispose of non core assets, Eni sold its 30% interest in Gaztransport & Technigaz SA (GTT), a company owning a patent for the construction of tanks for LNG transport, to Hellman & Friedman for a total value of euro 310 million.

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Activity for the year
Among the main orders acquired in 2008 were:
  an EPIC contract for ELF for the construction and installation of underwater pipelines and related facilities connecting the Usan oil field offshore Nigeria to an FPSO (Floating Production Storage Offloading) unit;
  a contract for OLT Offshore LNG Toscana for the construction of an FSRU (Floating, Storage and Regasification Unit) LNG terminal in Livorno through the conversion of a gas carrier ship located offshore Tuscany. The FSRU will have a storage capacity of 137 kcm of LNG and a production capacity of 3.75 bcm/y of natural gas;
  a contract for Nord Stream AG for laying the Nord Stream gas pipeline constituted by twin pipelines that will link Russia and Germany across the Baltic Sea. Overall capacity of about 55 bcm/y will be reached when both lines will be operational;
  an EPC contract for Total Exploration and Production Nigeria Limited for the upgrade of Block OML 58 through the revamping of the existing flow station and the construction of a new gas treatment train increasing gas production to 17.5 mmcm/d;

  an EPC contract for Sonatrach for the construction of a single-train gas liquefaction plant, with a capacity of 4.7 mmtonnes/y of LNG near the city of Arzew in Algeria;
  an EPC contract for Saudi Aramco for the construction of three gas/oil separation trains (GOSP, Gas Oil Separation Process) on the Manifa field aimed at increasing the production capacity of Saudi Arabia by 900 kbbl/d;A an EPC contract for Sonatrach for the construction of infrastructure for an LPG plant made up of three production trains with a total capacity of 8 mmcm/d within the development of the Hassi Messaoud onshore field in Algeria.

Orders acquired amounted to euro 13,860 million, of these projects to be carried out outside Italy represented 94%, while orders from Eni companies amounted to 4% of the total. Eni’s order backlog was euro 19,105 million at December 31, 2008 (euro 15,390 million at December 31, 2007). Projects to be carried out outside Italy represented 98% of the total order backlog, while orders from Eni companies amounted to 13% of the total.

Orders acquired	(million euro)	2006	2007	2008	Change	% Ch.

Orders acquired	11,172	(a)	11,845		13,860	2,015	17.0
Offshore construction	3,681		3,496		4,381	885	25.3
Onshore construction	4,923		6,070	(b)	7,522	1,452	23.9
Offshore drilling	2,230		1,644		760	(884)	(53.8)
Onshore drilling	338		635		1,197	562	88.5
of which:
- Eni	2,692		1,923		540	(1,383)	(71.9)
- Third parties	8,480		9,922		13,320	3,398	34.2
of which:
- Italy	1,050		574		831	257	44.8
- Outside Italy	10,122		11,271		13,029	1,758	15.6

Order backlog	(million euro)	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Change	% Ch.

Order backlog	13,191	(a)	15,390		19,105	3,715	24.1
Offshore construction	4,283		4,215		4,682	467	11.1
Onshore construction	6,285		7,003	(b)	9,201	2,198	31.4
Offshore drilling	2,247		3,471		3,759	288	8.3
Onshore drilling	376		701		1,463	762	..
of which:
- Eni	2,602		3,399		2,547	(852)	(25.1)
- Third parties	10,589		11,991		16,558	4,567	38.1
of which:
- Italy	1,280		799		435	(364)	(45.6)
- Outside Italy	11,911		14,591		18,670	4,079	28.0

(a)	Includes the Bonny project for euro 28 million in orders acquired and euro 101 million in order backlog.
(b)	Net of the backlog of divested companies (Haldor Topsøe and Camom Group) for euro 181 million.

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Capital expenditures
Capital expenditures in the Engineering & Construction division (euro 2,027 million) mainly regarded the start up of the construction of the deepwater field development ship FDS 2 as well as the ongoing construction of the	pipelayer, the semisubmersible platforms Scarabeo 8 and 9 and the deepwater drilling ship Saipem 12000.
In 2008, the construction of the FPSO vessel Gimboa and of the jack-up Perro Negro 7 has been completed.

(million euro)	2006	2007	2008	Change	% Ch.

Offshore construction	390	566	741	175	30.9
Onshore construction	53	76	48	(28)	(36.8)
Offshore drilling	101	478	785	307	64.2
Onshore drilling	36	266	424	158	59.4
Other expenditures	11	24	29	5	20.8
	591	1,410	2,027	617	43.8

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Financial Review

PROFIT AND LOSS ACCOUNT

2006	(million euro)	2007	2008	Change	% Ch.

86,105	Net sales from operations	87,256	108,148	20,892	23.9
783	Other income and revenues	827	720	(107)	(12.9)
(61,140)	Operating expenses	(61,979)	(80,412)	(18,433)	(29.7)
(239)	of which non recurring items	(8)	21	29
(6,421)	Depreciation, depletion, amortization and impairments	(7,236)	(9,815)	(2,579)	(35.6)
19,327	Operating profit	18,868	18,641	(227)	(1.2)
161	Finance (expense) income	(83)	(764)	(681)	..
903	Net income from investments	1,243	1,373	130	10.5
20,391	Profit before income taxes	20,028	19,250	(778)	(3.9)
(10,568)	Income taxes	(9,219)	(9,692)	(473)	(5.1)
51.8	Tax rate (%)	46.0	50.3	4.3
9,823	Net profit	10,809	9,558	(1,251)	(11.6)
	Attributable to:
9,217	- Eni	10,011	8,825	(1,186)	(11.8)
606	- Minority interest	798	733	(65)	(8.1)

Net profit
In 2008 Eni’s net profit was euro 8,825 million compared with euro 10,011 million a year ago, down euro 1,186 million, or 11.8%. This result was influenced by lower reported operating profit, which was down euro 227 million or 1.2%, as the weaker operating performance reported by Eni’s downstream businesses was partly offset by an improved performance in the Exploration & Production division driven by the strong pricing environment experienced until September 2008. The full year result	was reduced as both higher financial charges (down euro 681 million) and income taxes (down euro 473 million) were recorded, the latter associated with higher taxes currently payable recorded by subsidiaries of the Exploration & Production division operating outside Italy.
On the positive side, an adjustment was recorded relating to deferred tax for Italian companies and for Libyan activities reflecting new tax rules, effective from January 1, 2008 (for more details on tax matters see the following discussion under income taxes).

2006	(million euro)	2007	2008	Change	% Ch.

9,217	Net profit attributable to Eni	10,011	8,825	(1,186)	(11.8)
33	Exclusion of inventory holding (gain) loss	(499)	723	1,222
1,162	Exclusion of special items:	(42)	653	695
	of which:
239	- non recurring items	35	(21)	(56)
923	- other special items	(77)	674	751
10,412	Eni’s adjusted net profit (a)	9,470	10,201	731	7.7

(a)	For a detailed explanation of adjusted operating profit and net profit see page 69.

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Adjusted net profit
Eni’s adjusted net profit for the year was euro 10,201 million compared with euro 9,470 million a year ago, up euro 731 million, or 7.7%. Adjusted net profit is calculated by excluding an inventory holding loss of euro 723 million and special charges of euro 653 million net, resulting in an overall adjustment equal to an increase of euro 1,376 million.
Special charges mainly related to fixed asset impairments, environmental provisions, redundancy incentives, as well as provisions for risks on pending litigation. In addition, the Company incurred an expense in the form of a contribution of euro 200 million to the solidarity fund pursuant to Italian Law Decree No. 112/2008 to be used to subsidize the gas bills for residential uses of less affluent citizens. Special gains mainly regarded the abovementioned adjustments to deferred tax liabilities, and gains recorded on the divestment of certain assets in the Engineering & Construction and Refining & Marketing divisions.	Return On Average Capital Employed (ROACE) calculated on an adjusted basis was 17.6% (19.3% in 2007).
Eni’s results for 2008 were achieved in a trading environment characterized by a significant increase in Eni’s oil and gas realizations (up 28.1% on average) on the back of a favorable scenario until September with Brent prices up 33.7% from 2007.
Margins on gas sales were affected by an unfavorable trading environment also reflecting exchange rate movements. Refining activities were positively influenced by a strong margin environment (Brent refining margins were up 43.6%, to 6.49 $/bbl). A steep decline was registered in selling margins of commodity chemicals due to higher supply costs of oil-based feedstock that were not fully recovered in sales prices and weak demand. Eni’s results were negatively affected by the 7.3% appreciation of the euro against the dollar.

The break-down of adjusted net profit by division is shown in the table below:

2006	(million euro)	2007	2008	Change	% Ch.

7,279	Exploration & Production	6,491	8,008	1,517	23.4
2,862	Gas & Power	2,936	2,650	(286)	(9.7)
629	Refining & Marketing	319	510	191	59.9
174	Petrochemicals	57	(306)	(363)	..
400	Engineering & Construction	658	784	126	19.1
(301)	Other activities	(210)	(279)	(69)	(32.9)
54	Corporate and financial companies	(141)	(612)	(471)	..
(79)	Impact of unrealized intragroup profit elimination (a)	(16)	77	93	..
11,018		10,094	10,832	738	7.3
	of which attributable to:
606	- Minority interest	624	631	7	1.1
10,412	- Eni	9,470	10,201	731	7.7

(a)	This item concerned mainly intragroup sales of good, services and capital assets at period end in the equity of the purchasing business segment.

The increase in the Group adjusted net profit mainly reflected a higher result reported by:
  the Exploration & Production division achieved an increase of euro 1,517 million in adjusted net profit, up 23.4%, due to a better operating performance (up euro 3,365 million, or 23.9%) driven by higher realizations in dollars (oil up 24.2%; natural gas up 47.8%) and production growth (up 20.1 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (up 7.3%), rising operating costs and higher amortization charges, also due to increased exploration activity (increasing by approximately euro 420 million at constant exchange rates). Income taxes increased by euro 2,289 million also due to higher adjusted tax rate (from 54.5% to 55.7%);

  the Refining & Marketing division reported higher adjusted results (up euro 191 million, or 59.9%) as operating performance increased from a year ago (up euro 237 million, or 72%). This better result reflected both the favorable trading environment in the refinery activity and higher realized marketing margins and an increasing retail market share achieved in marketing activities;
  the Engineering & Construction division reported improved net profit (up euro 126 million, or 19.1%) driven by a better operating performance which was up euro 201 million, or 23.9%, due to favorable industry trends.
  These increases were partly offset by weaker results reported by the following divisions;

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  the Gas & Power division reported a decreased adjusted net profit (down euro 286 million, or 9.7%) due to a weaker operating performance (down euro 551 million, or 13.5%). This shortfall was due to lower gas demand and stronger competitive pressures that particularly impacted the volume performance on the Italian market.
  These negatives were partly offset by increased international sales due to organic growth recorded in the European markets and the contribution of the acquisition of Distrigas, as well as higher seasonal sales recorded in the first quarter. The regulated businesses in Italy and the international transport activity delivered improved performance, reflecting higher handled volumes;

  the Petrochemicals division incurred a loss at both the operating level and the bottom line (equal to euro 363 million and euro 306 million respectively). This shortfall was due to a steep decline in commodity chemical margins, reflecting higher supply costs of oil-based feedstock and end-markets lower demand.

Analysis of Profit and Loss Account Items

Net sales from operations

2006	(million euro)	2007	2008	Change	% Ch.

27,173	Exploration & Production	27,278	33,318	6,040	22.1
28,368	Gas & Power	27,633	36,936	9,303	33.7
38,210	Refining & Marketing	36,401	45,083	8,682	23.9
6,823	Petrochemicals	6,934	6,303	(631)	(9.1)
6,979	Engineering & Construction	8,678	9,176	498	5.7
823	Other activities	205	185	(20)	(9.8)
1,174	Corporate and financial companies	1,313	1,331	18	1.4
	Impact of unrealized intragroup profit elimination		75	75	..
(23,445)	Consolidation adjustment	(21,186)	(24,259)	(3,073)	14.5
86,105		87,256	108,148	20,892	23.9

Eni’s net sales from operations (revenues) for 2008 (euro 108,148 million) were up euro 20,892 million from 2007, or 23.9%, primarily reflecting higher realizations on oil, products and natural gas in dollar terms and higher natural gas sales volumes due to the acquisition of Distrigas. These positives were partially offset by the impact of the appreciation of the euro versus the dollar (up 7.3%).

Revenues generated by the Exploration & Production division (euro 33,318 million) increased by euro 6,040 million or 22.1%, mainly due to higher realizations in dollars (oil up 24.2%, natural gas up 47.8%). Eni’s liquid realizations (84.05 $/bbl) were affected by the settlement of certain commodity derivatives relating to the sale of 46 mmbbl in the year, with a negative impact of $4.13 per barrel (for a more detailed explanation about this issue see the discussion on results of the Exploration & Production division below). Revenue increases in 2008 were also driven by production growth (up 20.1 mmboe, or 3.3%). These improvements were partially offset by the appreciation of the euro against the dollar.

Revenues generated by the Gas & Power division (euro 36,936 million) increased by euro 9,303 million, up 33.7%, mainly due to higher average natural gas prices reflecting trends in energy parameters to which gas prices are contractually indexed, as well as increased international sales due to the contribution of the acquisition of Distrigas and organic growth recorded in European target markets, partly offset by lower volumes sold in Italy due to the impact of the economic downturn and competitive pressure.

Revenues generated by the Refining & Marketing division (euro 45,083 million) increased by euro 8,682 million, up 23.9%, mainly due to higher international prices for oil and products and higher product volumes sold (up 1.1%) partly offset by the impact of the appreciation of the euro over the dollar.

Revenues generated by the Petrochemical division (euro 6,303 million) decreased by euro 631 million, down 9.1%, mainly reflecting a decline in volumes sold (down 15%) due to weaker demand.

Revenues generated by the Engineering & Construction division (euro 9,176 million) increased by euro 498 million, up 5.7%, due to increased activity levels.

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Operating expenses

2006	(million euro)	2007	2008	Change	% Ch.

57,490	Purchases, services and other	58,179	76,408	18,229	31.3
	of which:
239	- non-recurring items	91	(21)	(112)
390	- other special items	470	761	291
3,650	Payroll and related costs	3,800	4,004	204	5.4
	of which:
	- non-recurring items	(83)		83
178	- provision for redundancy incentives	198	91	(107)
61,140		61,979	80,412	18,433	29.7

Operating expenses for the year (euro 80,412 million) increased by euro 18,433 million from 2007, up 29.7%.

Purchases, services and other (euro 76,408 million) increased by euro 18,229 million, up 31.3%, mainly reflecting higher purchase prices of natural gas as well as higher prices for refinery and petrochemical feedstock due to market trends in oil commodities and rising dollar-denominated operating expenses in the Exploration & Production division due to full consolidation of acquired assets and the impact of sector-specific inflation. Those increases were partly offset by the appreciation of the euro over the dollar.

Purchases, services and other include special charges amounting to euro 761 million mainly relating to environmental and other risk provisions as well as impairments of certain current assets. In 2007 non recurring items amounting to euro 91 million mainly related to risk provisions on ongoing antitrust and regulatory proceedings, while other special charges of euro 470 million mainly related to environmental and other risk provisions and other impairments.

Payroll and related costs (euro 4,004 million) increased by euro 204 million, up 5.4%, mainly due to higher unit labor cost in Italy and an increase in the average number of employees outside Italy that was recorded mainly in the Exploration & Production, following the consolidation of acquired assets, as well as increased personnel in the Engineering & Construction business due to higher volumes. In addition in 2007 a non-recurring gain of euro 83 million was recorded in connection with the curtailment of the provision for post-retirement benefits relating to obligations towards Italian employees. These increases were partly offset by exchange rate translation differences.

Depreciation, depletion, amortization and impairments

2006	(million euro)	2007	2008	Change	% Ch.

4,646	Exploration & Production	5,483	6,733	1,250	22.8
687	Gas & Power	687	742	55	8.0
434	Refining & Marketing	433	430	(3)	(0.7)
124	Petrochemicals	116	117	1	0.9
195	Engineering & Construction	248	335	87	35.1
6	Other activities	4	3	(1)	(25.0)
70	Corporate and financial companies	68	76	8	11.8
(9)	Impact of unrealized intragroup profit elimination	(10)	(14)	(4)	..
6,153	Total depreciation, depletion and amortization	7,029	8,422	1,393	19.8
268	Impairments	207	1,393	1,186	..
6,421		7,236	9,815	2,579	35.6

Depreciation, depletion and amortization charges (euro 8,422 million) increased by euro 1,393 million, up 19.8%, mainly in the Exploration & Production division (up euro 1,250 million) in connection with: (i) rising development amortization charges reflecting the consolidation of assets acquired and increased expenditures to develop	new fields and to sustain production performance of mature fields; (ii) higher exploration expenditures reflecting execution of a greater number of exploration projects (up by euro 420 million on a constant exchange rate basis). These negatives were partly offset by the appreciation of the euro against the dollar.

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Impairment charges of euro 1,393 million mainly regarded proved and unproved mineral properties in the Exploration & Production division due to changes in regulatory and contractual frameworks for certain properties, cost increases, as well as a changed pricing	environment. A number of plants and equipments in the Refining & Marketing and Petrochemical divisions were impaired due to lower expected profitability associated with a worsening pricing/margin environment.

The breakdown of impairment charges by division is shown in the table below:

2006	(million euro)	2007	2008	Change	% Ch.

130	Exploration & Production	143	810	667	..
51	Gas & Power		1	1	..
14	Refining & Marketing	58	299	241	..
50	Petrochemicals		279	279	..
22	Other activities	6	4	(2)	33.3
1	Other
268		207	1,393	1,186	..

Operating profit
The breakdown of reported operating profit by division is provided below:

2006	(million euro)	2007	2008	Change	% Ch.

15,580	Exploration & Production	13,788	16,415	2,627	19.1
3,802	Gas & Power	4,127	3,933	(194)	(4.7)
319	Refining & Marketing	729	(1,023)	(1,752)	..
172	Petrochemicals	74	(822)	(896)	..
505	Engineering & Construction	837	1,045	208	24.9
(622)	Other activities	(444)	(346)	98	22.1
(296)	Corporate and financial companies	(217)	(686)	(469)	..
(133)	Impact of unrealized intragroup profit elimination	(26)	125	151
19,327	Operating profit	18,868	18,641	(227)	(1.2)

Adjusted operating profit
The breakdown of adjusted operating profit by division is provided below:

2006	(million euro)	2007	2008	Change	% Ch.

19,327	Operating profit	18,868	18,641	(227)	(1.2)
88	Exclusion of inventory holding (gains) losses	(620)	936	1,556
1,075	Exclusion of special items:	738	2,216	1,478
	of which:
239	- non-recurring items	8	(21)	(29)
836	- other special items	730	2,237	1,507
20,490	Adjusted operating profit	18,986	21,793	2,807	14.8
	Breakdown by division
15,763	Exploration & Production	14,051	17,416	3,365	23.9
3,882	Gas & Power	4,092	3,541	(551)	(13.5)
790	Refining & Marketing	329	566	237	72.0
219	Petrochemicals	90	(375)	(465)	..
508	Engineering & Construction	840	1,041	201	23.9
(299)	Other activities	(207)	(244)	(37)	(17.9)
(240)	Corporate and financial companies	(183)	(277)	(94)	(51.4)
(133)	Impact of unrealized intragroup profit elimination	(26)	125	151	..
20,490		18,986	21,793	2,807	14.8

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Adjusted operating profit in 2008 amounted to euro 21,793 million, up euro 2,087 million or 14.8% from 2007. Adjusted operating profit is arrived at by excluding an inventory holding gain of euro 936 million and special charges of euro 2,216 million net. The increase reported in adjusted operating profit reflected better operating performance delivered by:
- the Exploration & Production division that achieved an increase of euro 3,365 million from 2007, up 23.9%, primarily due to higher hydrocarbon realizations in dollar terms (up 28.1% on average) and production growth (up 20.1 mmboe), partly offset by the euro’s appreciation against the dollar (up 7.3%) and rising costs and amortization charges;
- the Refining & Marketing division (up euro 237 million, or 72%) driven by higher margins. The refining business benefited from a generally favorable scenario (Brent margin of 6.49 $/bbl was up 43.6% from 2007) partially offset by higher planned and unplanned downtime, the euro’s appreciation against the dollar and rising refining utility expenses and CO2 emission costs.	Also marketing activities in Italy reported a stronger operating result due to higher retail margins and higher product volumes sold due to the increased market share. The wholesale activity benefited from higher margins;
- the Engineering & Construction division achieved an increase of euro 201 million from 2007, or 23.9%, due to higher activity levels.

These increases were partly offset by weaker results reported by:
- the Gas & Power division (down euro 551 million, or 13.5%) affected by a weaker performance recorded by marketing activities, which was partly offset by improved results achieved by the regulated businesses in Italy and international transport activity;
- the Petrochemical division (down euro 465 million), due to a steep decline in commodity chemical margins, reflecting higher supply costs of oil-based feedstock that were not fully recovered in sales prices and end-markets weak demand.

Financial income (expense)

2006	(million euro)	2007	2008	Change

(207)	Finance income (expense) related to net borrowings	(412)	(824)	(412)
(463)	Finance expense on short and long-term debt	(703)	(993)	(290)
194	Net interest due to banks	236	87	(149)
62	Net income from receivables and securities for non-financing operating activities	55	82	27
383	Income (expense) on derivatives	26	(551)	(577)
(152)	Exchange differences, net	(51)	206	257
21	Other finance income and expense	174	169	(5)
	Income from equity instruments	188	241	53
136	Net income from receivables and securities for financing operating activities and interest on tax credits	127	99	(28)
(116)	Finance expense due to the passage of time (accretion discount)	(186)	(249)	(63)
1	Other	45	78	33
45		(263)	(1,000)	(737)
116	Finance expense capitalized	180	236	56
161		(83)	(764)	(681)

In 2008 net finance expenses were recorded amounting to euro 764 million increasing by euro 681 million from 2007. This was mainly due to: (i) increased average net borrowings, as well as the impact of higher interest rates on euro-denominated finance debt (Euribor up 0.3 percentage points) partially offset by lower interest rates on dollar loans (Libor down 2.4 percentage points); (ii) a net loss of euro 551 million (as compared to a net gain of euro 26 million in 2007) recognized in connection with fair value evaluation through profit and loss of certain derivatives instruments that are not	designated as effective hedging instruments under IFRS, including both settled transactions and re-measurement gains and losses, mainly related to instruments on exchange rates. A gain from an equity instrument amounting to euro 241 million was recorded (euro 188 million in 2007) relating to the contractual remuneration of 9.4% on the 20% interest in OAO Gazprom Neft according to the contractual arrangements between Eni and Gazprom (for more details on this matter see the Balance Sheet discussion under the paragraph "Net working capital").

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Net income from investments
The table below sets forth the breakdown of net income from investments by division for 2008.

2008	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other	Group

Share of profit (loss) from equity-accounted entities	173	413	16	43	(5)	640
Dividends	463	5	37	5		510
Gains on disposal			18	190	9	217
Other income (expense)					6	6
	636	418	71	238	10	1,373

In 2008 net income from investments was a net gain of euro 1,373 million and mainly related to: (i) Eni’s share of profit of entities accounted for with the equity method (euro 640 million), in particular in the Gas & Power and Exploration & Production divisions; (ii) net gains on the divestment of interest in	Gaztransport et Technigaz SAS (euro 185 million) in the Engineering & Construction division and of the interest in Agip España by the Refining & Marketing division (euro 15 million); (iii) dividends received by entities accounted for at cost (euro 510 million), mainly related to Nigeria LNG Ltd.

The table below sets forth a breakdown of net income/loss from investments for the periods presented:

2006	(million euro)	2007	2008	Change

795	Share of profit (loss) from equity-accounted entities	773	640	(133)
98	Dividends	170	510	340
18	Gains on disposal	300	217	(83)
(8)	Other net income		6	6
903		1,243	1,373	130

Income taxes

2006	(million euro)	2007	2008	Change

	Profit before income taxes
5,566	Italy	5,849	1,894	(3,955)
14,825	Outside Italy	14,179	17,356	3,177
20,391		20,028	19,250	(778)
	Income taxes
2,237	Italy	1,798	313	(1,485)
8,331	Outside Italy	7,421	9,379	1,958
10,568		9,219	9,692	473
	Tax rate (%)
40.2	Italy	30.7	16.5	(14.2)
56.2	Outside Italy	52.3	54.0	1.7
51.8		46.0	50.3	4.3

Income taxes were euro 9,692 million, up euro 473 million, or 5.1%, mainly reflecting increased income taxes currently payable recorded by subsidiaries in the Exploration & Production division operating outside Italy due to higher taxable profit. The increased taxes currently payable were partly offset by an adjustment to deferred tax relating to:		million). Pursuant to recently enacted Law Decree No. 112 of June 25, 2008 (Converted in to Law No. 133/2008) energy companies in Italy are required from now on to state inventories of hydrocarbons at the weighted-average cost for tax purposes as opposed to the previous LIFO evaluation and to recognize a one-off tax calculated by applying a special rate of 16% on the difference between the two amounts. Accordingly, profit and loss benefited from the difference between utilization of deferred tax liabilities and the one-off tax with a net gain of euro 229 million. This one-off tax will be
-	utilization of deferred tax liabilities recognized on higher carrying amounts of year-end inventories of oil, gas and refined products stated at the weighted-average cost with respect to their tax base according to the last-in-first-out method (LIFO) by Italian subsidiaries (euro 528

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paid in three annual installments of same amount, due from 2009 onwards. Deferred taxation was accrued on hydrocarbons inventories based on the applicable statutory tax rate of 33% as enacted in June 2008 compared with 27.5% of the previous tax regime;	These positives were partly offset by the circumstance that in 2007 Eni made use of an option provided in the annual Budget Law whereby the Company aligned the carrying amounts of certain fixed assets to their tax base by paying a one-off tax and recycling trough profit and loss excess deferred taxation resulting in a net positive impact of euro 773 million.

Adjusted tax rate, calculated as the ratio of income taxes to net profit before taxes on an adjusted basis, was 51.4% (48.7% in 2007). This increase was due to a higher share of profit earned by subsidiaries in the Exploration & Production division which bear a higher tax rate than the Group average tax rate.

Minority interest
Minority interest’s share of profit was euro 733 million and related to Snam Rete Gas SpA (euro 254 million) and Saipem SpA (euro 407 million).

-	application of the statutory tax rate of 33% pursuant to Law Decree No. 112/2008 replacing the previously applicable tax rate of 27.5% on certain deferred tax assets of Italian subsidiaries resulting in a gain of euro 94 million;
-	application of the Italian Budget Law for 2008 that provided an increase in limits whereby carrying amounts of assets and liabilities of consolidated subsidiaries can be recognized for tax purposes by paying a one-off tax calculated by applying a special rate of 6% rate resulting in a net positive impact on profit and loss of euro 290 million;
-	enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued deferred tax liabilities (euro 173 million).

Divisional performance1

Exploration & Production

2006	(million euro)	2007	2008	Change	% Ch.

15,580	Operating profit	13,788	16,415	2,627	19.1
183	Exclusion of special items	263	1,001
	of which:
	Non-recurring items	(11)
183	Other special items:	274	1,001
231	- asset impairments	226	989
(61)	- gains on disposal of assets		4
13	- provision for redundancy incentives	6	8
	- other	42
15,763	Adjusted operating profit (a)	14,051	17,416	3,365	23.9
15,518	Exploration & Production	13,785	17,233	3,448	25.0
245	Stoccaggi Gas Italia	266	183	(83)	(31.2)
(59)	Net finance income (expense) (b)	44	52	8
85	Net income (expense) from investments (b)	176	609	433
(8,510)	Income taxes (b)	(7,780)	(10,069)	(2,289)
53.9	Tax rate (%)	54.5	55.7	1.2
7,279	Adjusted net profit	6,491	8,008	1,517	23.4
	Results also include:
4,776	amortizations and depreciations	5,626	7,542	1,916	34.1
	of which:
1,075	exploration expenditures:	1,777	2,057	280	15.8
820	- amortizations of exploratory drilling expenditure and other	1,370	1,577	207	15.1
255	- amortizations of geological and geophysical exploration expenses	407	480	73	17.9

(a)	From 2008, adjusted operating profit is reported for the "Exploration & Production" and "Storage" businesses within the Exploration & Production division. Prior period data have been restated accordingly.
(b)	Excluding special items.

(1)	For a detailed explanation of adjusted operating profit and net profit see page 69.

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Exploration & Production business
Adjusted operating profit of the Exploration & Production business for 2008 was euro 17,233 million, up euro 3,448 million or 25% from a year earlier. The improvement mainly reflected higher realizations in dollars (oil up 24.2%; natural gas up 47.8%) and increased production sales volumes (up 20.1 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (down approximately euro 1,200 million), rising operating costs and higher amortization charges due to the consolidation of acquired assets, higher exploratory expenses (approximately euro 420 million on a constant exchange rate basis), as well as higher production royalties.

Storage business
In 2008 adjusted operating profit reported by the natural gas storage business was euro 183 million down euro 83 million or 31.2% from 2007.

Adjusted net profit of the Exploration & Production division for 2008 increased by euro 1,517 million or 23.4% from 2007 to euro 8,008 million. This was due to an improved operating performance (up euro 3,365 million, or 23.9%) and higher profit from investments, mainly related to dividends received by associate Nigeria LNG Ltd, partly offset by higher adjusted tax rate (from 54.5% to 55.7%).

Special charges accounted for in adjusted operating profit of euro 1,001 million mainly regarded impairments of proved and unproved properties mainly due to a revision of the oil price scenario and capital expenditures profile.

Special charges accounted for in adjusted net profit primarily regarded an adjustment to deferred tax associated with the enactment of a renewed tax framework in Libya applicable to oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued deferred tax liabilities.

Liquids and gas realizations increased on average by 28.1% in dollar terms driven by the strong market environment of the first nine months of the year. Eni’s liquids realizations for the full year amounted to $84.05 per barrel (up 24.2%) and were reduced by approximately $4.13 per barrel due to the settlement of certain commodity derivatives relating to the sale of 46 mmbbl in the year, as follows:

-	in the first three quarters of the year liquid realizations were reduced on average by $6.02 per barrel from the sale of 34.5 mmbbl;
-	in the fourth quarter liquid realizations were increased by $1.36 per barrel from the sale of 11.5 mmbbl.
These derivatives were entered into in 2007 to hedge future cash flows in the 2008-2011 period from the commodity risks on the sale of approximately 2% of Eni’s proved reserves as of 2006 year-end (125.7 mmbbl) associated with certain asset purchases in the Gulf of Mexico and Congo that were executed in 2007.
In 2008 average gas realizations were supported by a favorable trading environment and also a better sales mix reflecting higher volumes marketed on the basis of spot prices on the U.S. market.

Liquid realizations and the impact of commodity derivatives were as follows:

Oil	2007	2008

Sales volumes	(mmbbl)	366.7	364.3
Sales volumes hedged by derivatives (cash flow hedge)			46.0
Total price per barrel, excluding derivatives	($/bbl)	67.70	88.17
Realized gains (losses) on derivatives			(4.13)
Total average price per barrel		67.70	84.05

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Gas & Power

2006	(million euro)	2007	2008	Change	% Ch.

3,802	Operating profit	4,127	3,933	(194)	(4.7)
(67)	Exclusion of inventory holding (gains) losses	44	(429)
147	Exclusion of special items	(79)	37
	of which:
55	Non-recurring items	(61)
92	Other special items	(18)	37
44	- environmental provisions	15	12
51	- asset impairments		1
	- gains on disposal of assets		7
37	- provisions for redundancy incentives	38	20
(40)	- other	(71)	(3)
3,882	Adjusted operating profit	4,092	3,541	(551)	(13.5)
2,045	Marketing	2,228	1,469	(759)	(34.1)
1,365	Regulated business in Italy (a)	1,419	1,549	130	9.2
472	International transport	445	523	78	17.5
16	Net finance income (expense) (b)	11	5	(6)
489	Net income (expense) from investments (b)	420	420
(1,525)	Income taxes (b)	(1,587)	(1,316)	271
34.8	Tax rate (%)	35.1	33.2	(1.9)
2,862	Adjusted net profit	2,936	2,650	(286)	(9.7)

(a)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Results of the Power generation activity are reported within the Marketing business as it is ancillary to the latter. Results from Regulated businesses in Italy include results from Transport, Distribution and LNG activities in Italy. Prior period data have been restated accordingly.
(b)	Excluding special items.

In 2008, the Gas & Power division reported adjusted operating profit of euro 3,541 million, a decrease of euro 551 million or 13.5% from 2007. This decrease reflected lower results recorded by marketing activities, partially offset by an improved performance delivered by the regulated businesses in Italy and international transport.

Special charges for 2008 amounted to euro 37 million (euro 7 million reported by the marketing business and euro 30 million reported by the regulated businesses in Italy) mainly regarding provisions for environmental charges, redundancy incentives and losses on asset disposal.

Adjusted net profit of euro 2,650 million decreased by euro 286 million or 9.7% from 2007. The decline in operating profit (down euro 551 million) was partly offset by a decline in adjusted tax rate (from 35.1% to 33.2%).

Marketing
This business reported adjusted operating profit of euro 1,469 million, representing a decrease of euro 759 million or 34.1% from 2007 mainly due to:
- lower sales volumes of gas in Italy related to the impact of lower gas demand recorded in the fourth quarter of the year and competitive pressure;
- a negative trading environment particularly related to movements in exchange rates;

- the fact that certain provisions accrued in previous reporting periods were partially recycled through 2007 profit and loss due to favorable developments in Italy’s regulatory framework. Those provisions were originally accrued due to the implementation of Resolution No. 248/2004 and following ones by the Italian Authority for Electricity and Gas regarding the indexation mechanism of the raw material cost in supply contracts to resellers and residential customers;
- lower sales volumes of electricity (down 9.8%) reflecting lower production availability and weak demand.
These negatives were partly offset by higher international sales volumes that were achieved particularly in European markets, the contribution of the acquisition of Distrigas (up euro 90 million), and stronger weather-related sales recorded in the first quarter.

Regulated businesses in Italy
This business reported adjusted operating profit of euro 1,549 million for 2008, an increase of euro 130 million or 9.2% from 2007. The increase was delivered both by the distribution activity, up euro 48 million, and by the transport activity, up euro 82 million as a result of higher volumes reflecting the positive impact of weather conditions, the recognition in tariff of expenditures incurred for network upgrading and lower operating expenses.

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International Transport This business reported adjusted operating profit of euro 523 million, up euro 78 million or 17.5% from 2007,	mainly reflecting higher volumes transported due to the full operation of the capacity upgrading of the TTPC gas transport infrastructure.

Other performance indicators
Follows a breakdown of the proforma adjusted EBITDA by business:

2006	(million euro)	2007	2008	Change	% Ch.

4,896	EBITDA pro-forma adjusted	5,077	4,466	(611)	(12.0)
2,966	Marketing	3,068	2,310	(758)	(24.7)
	of which Distrigas		118
1,222	Regulated business in Italy	1,289	1,401	112	8.7
708	International transport	720	755	35	4.9

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis.
This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:
- the full adjusted EBITDA of Eni’s consolidated subsidiaries except for Snam Rete Gas that is included according to Eni’s share of equity (55.59% as of December 31, 2008), although being fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its status of listed company;	- Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.
Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Refining & Marketing

2006	(million euro)	2007	2008	Change	% Ch.

319	Operating profit	729	(1,023)	(1,752)	..
215	Exclusion of inventory holding (gains) losses	(658)	1,199
256	Exclusion of special items	258	390
	of which:
109	Non-recurring items	35	(21)
147	Other special items	223	411
111	- environmental provisions	128	76
14	- asset impairments	58	299
	- gains on disposal of assets		13
8	- risk provisions	9
47	- provisions for redundancy incentives	31	23
(33)	- other	(3)
790	Adjusted operating profit	329	566	237	72.0
	Net finance income (expense) (a)		1	1
184	Net income (expense) from investments (a)	126	174	48
(345)	Income taxes (a)	(136)	(231)	(95)
35.4	Tax rate (%)	29.9	31.2	1.3
629	Adjusted net profit	319	510	191	59.9

(a)	Excluding special items.

In 2008, the Refining & Marketing division reported an adjusted operating profit of euro 566 million, an increase of euro 237 million, or 72%, from a year ago. The improvement reflected a favorable refining environment (Brent margin	was 6.49 $/bbl, up 43.6% from 2007) partly offset by higher planned and unplanned refinery downtime, the euro’s appreciation against the dollar and rising refining utility expenses and higher CO2 emission costs.

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Marketing activities in Italy reported higher operating results due to a recovery in selling margins and increased sales volumes as a result of an increased market share. Wholesale marketing business reported increasing operating results due to higher margins.

Adjusted net profit was euro 510 million, up euro 191 million, or 59.9%, mainly due to a better operating performance and higher profits of equity-accounted entities. These positives were partly offset by increased income taxes.
Special charges excluded from adjusted operating profit amounted to euro 390 million, mainly related to impairment of refining plants and service stations due to an unfavorable trading environment as well as environmental charges. Other special items not accounted for in adjusted net profit mainly related to net gains on disposal of the entire share capital of the subsidiary Agip España SA (euro 15 million).

Petrochemicals

2006	(million euro)	2007	2008	Change	% Ch.

172	Operating profit	74	(822)	(896)	..
(60)	Exclusion of inventory holding (gains) losses	(6)	166
107	Exclusion of special items	22	281
	of which:
13	Non-recurring items	(2)
94	Other special items	24	281
50	- asset impairments		278
	- gains on disposal of assets		(5)
31	- risk provisions
19	- provisions for redundancy incentives	24	8
(6)	- other
219	Adjusted operating profit	90	(375)	(465)	..
	Net finance income (expense) (a)	1	1
2	Net income (expense) from investments (a)	1	(9)	(10)
(47)	Income taxes (a)	(35)	77	112
174	Adjusted net profit	57	(306)	(363)	..

(a)	Excluding special items.

The Petrochemical division incurred an adjusted operating loss of euro 375 million, down euro 465 million from 2007. This shortfall was due to a steep decline in commodity chemical margins, reflecting higher supply costs of oil-based feedstock that were not fully recovered in sales prices and lower demand on end-markets.
Special charges excluded from adjusted operating loss of euro 281 million related mainly to impairment of assets,	in particular: (i) the Sicily and Porto Marghera plants for the production of aromatics due to an expected unfavorable trading environment; (ii) the Mantova plant for the production of styrene due to a structural decline expected in demand from user sectors; (iii) the Sicilian plants for the production of polyethylene due to commoditization, lower demand and higher competitive pressures.

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Engineering & Construction

2006	(million euro)	2007	2008	Change	% Ch.

505	Operating profit	837	1,045	208	24.9
3	Exclusion of special items	3	(4)
	of which:
	Non-recurring items	(4)
3	Other special items	7	(4)
1	- assets impairments
	- gains on disposal of assets		(4)
2	- provisions for redundancy incentives	7
508	Adjusted operating profit	840	1,041	201	23.9
	Net finance income (expense) (a)		1	1
66	Net income (expense) from investments (a)	80	49	(31)
(174)	Income taxes (a)	(262)	(307)	(45)
30.3	Tax rate (%)	28.5	28.1	(0.4)
400	Adjusted net profit	658	784	126	19.1

(a)	Excluding special items.

Adjusted operating profit was euro 1,041 million, up euro 201 million or 23.9%, from 2007 due to a better operating performance recorded in all business areas, in particular: (i) Onshore and Offshore construction due to improved margins; (ii) Offshore drilling due to higher tariffs and higher activity levels of the Scarabeo 3 as well as the of Perro Negro 2 jack-up and the start up	of Perro Negro 7 jack-up; (iii) Onshore drilling due to higher activity levels in South America.

Adjusted net profit of 2008 was euro 784 million, up euro 126 million from 2007 due to a better operating performance, partly offset by higher income taxes.

Other activities

2006	(million euro)	2007	2008	Change	% Ch.

(622)	Operating profit	(444)	(346)	98	22.1
323	Exclusion of special items	237	102
	of which:
62	Non-recurring items	61
261	Other special items	176	102
126	- environmental provisions	210	101
22	- asset impairments	6	5
	- gains on disposal of assets		(14)
75	- risk provisions	13	4
17	- provisions for redundancy incentives	18	4
21	- other	(71)	2
(299)	Adjusted operating profit	(207)	(244)	(37)	(17.9)
(7)	Net financial income (expense) (a)	(8)	(39)	(31)
5	Net income (expense) from investments (a)	5	4	(1)
(301)	Adjusted net profit	(210)	(279)	(69)	(32.9)

(a)	Excluding special items.

Adjusted operating loss of euro 244 million increased by euro 37 million from 2007, mainly due to impairment losses.	Special charges excluded from operating losses of euro 102 million mainly related to environmental charges (euro 101 million) and provisions for redundancy incentives.

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Corporate and financial companies

2006	(million euro)	2007	2008	Change	% Ch.

(296)	Operating profit	(217)	(686)	(469)	..
56	Exclusion of special items	34	409
	of which:
	Non-recurring items	(10)
56	Other special items	44	409
11	- environmental provisions	12	120
	- gains on disposal of assets		(9)
43	- provisions for redundancy incentives	32	28
2	- other		270
(240)	Adjusted operating profit	(183)	(277)	(94)	(51.4)
205	Net financial incomes (expenses) (a)	(154)	(785)	(631)
	Net income (expenses) from investments (a)	4	5	1
89	Income taxes (a)	192	445	253
54	Adjusted net profit	(141)	(612)	(471)	..

(a)	Excluding special items.

The aggregate Corporate and financial companies reported an adjusted operating loss of euro 277 million (euro 183 million in 2007) excluding special charges of euro 409 million related mainly to an expense in the form of a contribution of euro 200 million to the solidarity fund pursuant to Italian Law Decree No. 112/2008 to be used to subsidize the gas bills for residential uses of less affluent citizens, environmental provisions,	expected charges on pending litigation and redundancy incentives.

The adjusted net loss (euro 612 million) increased by euro 471 million from 2007 reflecting the negative impact of the financing performance as a result of the increase registered in average net borrowings.

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Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management assesses Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, when determining adjusted net profit of each business segment, certain other items are excluded and specifically they are finance charges on finance debt, interest income, exchange rate differences and gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, including both settled transactions and re-measurement gains and losses. The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 33% is applied to finance charges and income recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies from January 1, 2008 (33% in previous reporting periods for all companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special charges include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as nonrecurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments which include both settled transactions and re-measurement gains and losses and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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2008

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	16,415	3,933	(1,023)	(822)	1,045	(346)	(686)	125	18,641
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936
Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	1,001	37	411	281	(4)	102	409		2,237
environmental charges		12	76			101	120		309
asset impairments	989	1	299	278		5			1,572
gains on disposal of assets	4	7	13	(5)	(4)	(14)	(9)		(8)
risk provisions						4			4
provision for redundancy incentives	8	20	23	8		4	28		91
other		(3)				2	270		269
Special items of operating profit	1,001	37	390	281	(4)	102	409		2,216
Adjusted operating profit	17,416	3,541	566	(375)	1,041	(244)	(277)	125	21,793
Net finance (expense) income (a)	52	5	1	1	1	(39)	(785)		(764)
Net income from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,069)	(1,316)	(231)	77	(307)		445	(48)	(11,449)
Tax rate (%)	55.7	33.2	31.2		28.1				51.4
Adjusted net profit	8,008	2,650	510	(306)	784	(279)	(612)	77	10,832
of which:
- adjusted net profit of minority interest									631
- Eni’s adjusted net profit									10,201
Eni reported net profit									8,825
Exclusion of inventory holding (gains) losses									723
Exclusion of special items:									653
- non-recurring (income) charges									(21)
- other special (income) charges									674
Eni’s adjusted net profit									10,201

(a)	Excluding special items.

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2007

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Exclusion of inventory holding (gains) losses		44	(658)	(6)					(620)
Exclusion of special items
of which:
Non-recurring (income) charges	(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:	274	(18)	223	24	7	176	44		730
environmental charges		15	128			210	12		365
asset impairments	226		58			6			290
risk provisions			9			13			22
provision for redundancy incentives	6	38	31	24	7	18	32		156
other	42	(71)	(3)			(71)			(103)
Special items of operating profit	263	(79)	258	22	3	237	34		738
Adjusted operating profit	14,051	4,092	329	90	840	(207)	(183)	(26)	18,986
Net financial (expense) income (a)	44	11		1		(8)	(154)		(106)
Net income from investments (a)	176	420	126	1	80	5	4		812
Income taxes (a)	(7,780)	(1,587)	(136)	(35)	(262)		192	10	(9,598)
Tax rate (%)	54.5	35.1	29.9		28.5				48.7
Adjusted net profit	6,491	2,936	319	57	658	(210)	(141)	(16)	10,094
of which:
- adjusted net profit of minority interest									624
- Eni’s adjusted net profit									9,470

Eni’s reported net profit									10,011
Exclusion of inventory holding (gains) losses									(499)
Exclusion of special items:									(42)
- non-recurring (income) charges									35
- other special (income) charges									(77)
Eni’s adjusted net profit									9,470

(a)	Excluding special items.

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2006

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special (income) charges:	183	92	147	94	3	261	56		836
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
risk provisions			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(40)	(33)	(6)		21	2		(56)
Special items of operating profit	183	147	256	107	3	323	56		1,075
Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (a)	(59)	16				(7)	205		155
Net income from investments (a)	85	489	184	2	66	5			831
Income taxes (a)	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)	53.9	34.8	35.4		30.3				48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
- adjusted net profit of minority interest									606
- Eni’s adjusted net profit									10,412

Eni’s reported net profit									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items:									1,162
- non-recurring (income) charges									239
- other special (income) charges									923
Eni’s adjusted net profit									10,412

(a)	Excluding special items.

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Breakdown of special items

2006	(million euro)	2007	2008

239	Non-recurring charges (income)	8	(21)
	of which:
	curtailment recognized of the reserve for post-retirement benefits for Italian employees	(83)
239	provisions and utilizations against antitrust proceedings and regulations	91	(21)
836	Other special charges (income):	730	2,237
292	- environmental charges	365	309
369	- asset impairments	290	1,572
(61)	- gains on disposal of property, plant and equipment		(8)
114	- risk provisions	22	4
178	- provision for redundancy incentives	156	91
(56)	- other	(103)	269
1,075	Special items of operating profit	738	2,216
(6)	Net finance (expense) income	(23)
(72)	Net income from investments	(321)	(239)
	of which, gain on divestment of:
(73)	Galp Energia SGPS SA (divestment of assets to Rede Eléctrica National)
	Haldor Topsøe and Camom SA	(290)
	GTT (Gaztransport et Technigaz SAS)		(185)
165	Income taxes	(610)	(1,426)
	of which:
	tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries:		(270)
	- on inventories		(176)
	- on deferred tax assets		(94)
	tax impact pursuant to Budget Law 2008 for Italian subsidiaries		(290)
	adjustments to deferred tax for Italian subsidiaries	(394)
	adjustment to deferred tax for Libyan assets		(173)
91	supplemental tax rate UK
179	wind-fall tax Algeria
77	tax proceeding in Venezuela
	other special items	(50)	(46)
(182)	taxes on special items of operating profit	(166)	(647)
1,162	Total special items of net profit	(216)	551
	attributable to:
	Minority interest	(174)	(102)
	Eni	(42)	653

Breakdown of impairment

2007	(million euro)	2007	2008	Change

268	Asset impairment	207	1,349	1,142
	Goodwill impairment		44	44
268	Sub total	207	1,393	1,186
101	Impairment losses of receivables referring to non recurring activities	83	179	96
369	Impairment	290	1,572	1,282

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Summarized Group balance sheet

The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet provides useful information in assisting	investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group balance sheet (a)

(million euro)	Dec. 31, 2007	Dec. 31, 2008	Change

Fixed assets
Property, plant and equipment	50,137	59,155	9,018
Other assets	563		(563)
Inventories - compulsory stock	2,171	1,196	(975)
Intangible assets	4,333	7,715	3,382
Equity-accounted investments and other investments	6,111	5,881	(230)
Receivables and securities held for operating purposes	725	1,219	494
Net payables related to capital expenditures	(1,191)	(787)	404
	62,849	74,379	11,532
Net working capital
Inventories	5,499	6,082	583
Trade receivables	15,609	16,444	835
Trade payables	(11,092)	(12,590)	(1,498)
Tax payables and provision for net deferred tax liabilities	(4,412)	(5,281)	(869)
Provisions	(8,486)	(9,573)	(1,087)
Other current assets and liabilities:
Equity instruments	2,476	2,741	265
Other (b)	(2,600)	(4,437)	(1,837)
	(3,006)	(6,614)	(3,608)
Provisions for employee post-retirement benefits	(935)	(947)	(12)
Net assets held for sale including related net borrowings	286	68	(218)
CAPITAL EMPLOYED, NET	59,194	66,886	7,692
Shareholders’ equity:
- Eni shareholder's equity	40,428	44,436	4,008
- Minority interest	2,439	4,074	1,635
	42,867	48,510	5,643
Net borrowings	16,327	18,376	2,049
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,194	66,886	7,692

(a)	For a reconciliation to the statutory balance sheet see the paragraph "Reconciliation of summarized group balance sheet and summarized group cash flow statement to statutory schemes" pages 83 and 84.
(b)	Include receivables and securities for financing operating activities for euro 410 million at December 31, 2008 (euro 248 million at December 31, 2007) and securities covering technical reserves of Eni’s insurance activities for euro 302 million at December 31, 2008 (euro 368 million at December 31, 2007).

Year end currency translation differences increased the carrying amounts of net capital employed and shareholders’ equity by approximately euro 970 million and euro 1,070 million respectively, and reduced net financial debt by euro 100 million, compared to 2007	year end amounts. These changes were mainly driven by the depreciation of the euro against the dollar (at December 31, 2008 the EUR/USD exchange rate was 1.392 as compared to 1.472 at December 31, 2007, down 5.4%).

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At December 31, 2008, net capital employed totaled euro 66,886 million, representing an increase of euro 7,692 million from December 31, 2007.

Fixed assets
Fixed assets amounted to euro 74,379 million, representing an increase of euro 11,532 million from December 31, 2007.
The increase reflected:
(i)
capital expenditures incurred in the year (euro 14,562 million);
(ii)
the acquisition of assets and investments mainly related to inclusion in consolidation of Distrigas NV (euro 2,932 million) following the acquisition of the majority stake of 57.243%, and the Burren Energy acquisition (euro 2,444 million) completed in January 2008 following an agreed tender offer on the entire share capital of the entity, and the purchase of a number of assets (euro 1,471 million, including the 100% stake of First Calgary Petroleum, a 52% stake in the Hewett Unit in the North Sea from Tullow Oil and inclusion in consolidation of the Indian company Hindustan Oil Exploration Co. following the acquisition of a 47.17% stake enabling Eni to take control upon execution of a mandatory tender offer subsequent to the acquisition of Burren Energy;
(iii)
currency translation differences.
These increases were partly offset by depreciation, depletion and amortization charges and impairment losses incurred in the year (euro 9,815 million).

The item Intangible assets included among fixed assets, increased by euro 3,382 million mainly due to the acquisition of Distrigas NV: (i) intangible assets with definite useful lives were recognized upon purchase price allocation amounting to euro 1,395 million associated with customer relationship, order backlog and software. These assets are amortized based on respectively the extension of the supply contracts with the longest maturity (19 years), the remaining useful life of sale contracts (four years) and the economic remaining useful life; (ii) Eni’s share of goodwill amounting to euro 1,245 million.
The increase in intangible assets was also due to the recognition of mineral potential and goodwill following the acquisition of Burren Energy (euro 415 million) and an intangible asset associated with a project to upgrade certain fields acquired in the Hewett Unit to achieve a gas storage facility (euro 208 million).

Compulsory stock decreased by euro 975 million and related to crude oil, petroleum and petrochemical products. The decrease was due to the impact of the reduction in oil and product prices on the evaluation of inventories at their net realizable values as of end of the year.

The item Investments among fixed assets comprises a 60% interest in Arctic Russia BV (the former Eni Russia BV) amounting to euro 895 million. As of the balance sheet date Artic Russia held 100% interest in three Russian companies acquired on April 4, 2007 in partnership with Enel (Eni 60%, Enel 40%), following award of a bid for Lot 2 in the Yukos liquidation procedure. The three companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologiya – engage in exploration and development of gas reserves. Eni and Enel granted to Gazprom a call option to acquire a 51% interest in the three companies to be exercisable by Gazprom within 24 months from the acquisition date. Eni assesses the investment in Arctic Russia BV under the equity method as it jointly controls the three entities based on ongoing shareholder arrangements, therefore exercising significant influence in the financial and operating policy decisions of the investees. This 60% interest corresponds to the present ownership interest of Eni in the acquired companies determined by not taking into account the possible exercise of the call option by Gazprom. The carrying amount of the three entities is lower than the strike price of the call option with respect to the underlying stake. The strike price equals the bid price as modified by subtracting dividends received and adding possible share capital increases, a contractual remuneration of 9.4% on the capital employed and financing collateral expenses.

The carrying amount of the expropriated assets relating to the Dación oilfield in Venezuela (corresponding to euro 563 million as of December 31, 2007) has been reclassified from the item Other assets to Net payables related to capital expenditures, following the settlement agreement with the Republic of Venezuela in February 2008. Under the terms of this agreement, Eni will receive cash compensation, a part of which has been already collected in the year, to be paid in seven yearly installments, yielding interest income from the date of the settlement. The net present value of this cash compensation is in line with the book value of assets, net of the related provisions.

Net working capital
At December 31, 2008, net working capital amounted to a negative euro 6,614 million, representing a decrease of euro 3,608 million, mainly due to:
(i)
an increase of euro 1,837 million recorded in the item Other liabilities related to:

(a) proceeds on advances received by the partner Suez following the signing of a number of long-term gas and electricity supply contracts (euro 1,552 million);
(b) the put option granted to Publigaz (the Distrigas minority shareholder) to divest its

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31.25% stake in Distrigas to Eni, as defined by the Shareholders’ Agreement signed on July 30, 2008, for a total amount of euro 1,495 million based on the same per-share price of the ongoing mandatory tender offer to minorities as part of the Distrigas acquisition. This liability was recognized against the Group’s net equity;
These negatives have been compensated in part by the positive change of euro 2,233 million (from a negative euro 2,251 million to a negative euro 28 million; respectively down euro 1,383 million and down euro 28 million net of taxes) in fair value of certain derivative instruments Eni entered into to hedge exposure to variability in future cash flows deriving from the sale in the 2008-2011 period of approximately 2% of Eni’s proved reserves as of December 31, 2006 corresponding to 125.7 mmbbl, decreasing to 79.7 mmboe as of end of December 2008 due to transactions settled in the year. These hedging transactions were undertaken in connection with acquisitions of oil and gas assets in the Gulf of Mexico and Congo in 2007. The effective portion of changes in fair value of these hedges is recognized directly in equity, whilst the ineffective portion is recognized in profit and loss;

(ii)
an increase in risk provisions (euro 1,087 million) due to increased asset retirement obligations in the Exploration & Production division, reflecting the impact of lower interest rates when discounting the liability and changes in estimated costs, as well as provisions accounted for environmental risks and risks on pending litigation;

(iii)
an increase recorded in tax payables, due to income taxes accrued for the year, partly offset by a decrease in net deferred tax liabilities for Italian companies and for Libyan activities against an increase in deferred tax liabilities against an increase in deferred tax liabilities recognized in connection with the acquisitions of the year.

These changes have been offset by the increase in oil, natural gas and petroleum products stock (up euro 583 million), due to (i) the consolidation of Distrigas gas inventories (euro 322 million); (ii) the higher value of gas inventories reflecting the upward trend in natural gas prices (euro 661 million). These increases were partly offset by a reduction of euro 718 million in oil and petroleum products inventories due to the impact of the reduction in oil and product prices on the evaluation of inventories at their net realizable values as of end of the year.

The item Equity instruments among net working capital comprises the carrying amount for euro 2,741 million ($3,815 million based on the exchange rate at December 31, 2008) of a 20% interest in OAO Gazprom Neft acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure. This entity is currently listed at the London Stock Exchange where approximately 5% of the share capital is traded, while Gazprom currently holds a 75% stake. This accounting classification reflects the circumstance that Eni granted to Gazprom a call option on the entire 20% interest to be exercisable by Gazprom within 24 months from the acquisition date, at a price of $3.7 billion equaling the bid price, as modified by subtracting dividends distributed and adding possible share capital increases, a contractual remuneration of 9.4% on the capital employed and financing collateral expenses.
The existing Shareholders’ Agreements establish that the governance of the investee will be modified to allow Eni to exercise significant influence through participation in the financial and operating policy decisions of the investee in case Gazprom does not exercise its call option. The carrying amount of the interest equals the strike price of the call option as of December 31, 2008. Eni decided not to adjust the carrying amount of the interest to the market prices at the balance sheet date resulting in $1,961 million for the following reasons: (i) in case Gazprom exercises the call option, the price paid to Eni will be equal to the current carrying amount; (ii) in case Gazprom does not exercise the call option, Eni will be granted significant influence in the decision-making process of the investee and consequently will be in a position to assess the investee in accordance with the equity method of accounting provided by IAS 28 for interests in associates. Under the equity method, Eni is required to allocate the purchase price to the corresponding interest in net equity and the residual amount to fair values of the investee’s assets and liabilities. Subsequently, the carrying amount is adjusted to reflect Eni’s share of losses and profits of the investee. Based on available information and the outcome of an impairment test performed also with the support of the independent consultant, the equity method assessment would result in an amount not lower than the current currying amount of the investee.
Net assets held for sale including related net borrowings were euro 68 million and related to the Engineering & Construction division’s 20% stake in Fertinitro (Fertilizantes Nitrogenados de Oriente) which produces fertilizers.

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Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed.
The tax rate applied on finance charges is the Italian statutory tax rate of 33% effective from January 1, 2008. The capital invested as of period-end used for the	calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect ROACE by division is determined as the ratio between adjusted net profit and net average capital invested pertaining the each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

2008	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	8,008	2,650	510	10,832
Exclusion of after-tax finance expenses/interest income	-	-	-	335
Adjusted net profit unlevered	8,008	2,650	510	11,167
Adjusted capital employed, net:
- at the beginning of period	24,643	20,516	7,675	59,194
- at the end of period	31,302	21,333	8,260	67,609
Adjusted average capital employed, net	27,973	20,925	7,968	63,402
Adjusted ROACE (%)	28.6	12.7	6.4	17.6

2007	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,491	2,936	319	10,094
Exclusion of after-tax finance expenses/interest income	-	-	-	174
Adjusted net profit unlevered	6,491	2,936	319	10,268
Adjusted capital employed, net:
- at the beginning of period	18,590	18,906	5,631	47,966
- at the end of period	24,643	20,547	7,149	58,695
Adjusted average capital employed, net	21,617	19,727	6,390	53,331
Adjusted ROACE (%)	30.0	14.9	5.0	19.3

2006	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income	-	-	-	46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Adjusted capital employed, net:
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,999
Adjusted average capital employed, net	19,398	18,921	5,880	48,846
Adjusted ROACE (%)	37.5	15.1	10.7	22.7

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Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in	order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)	Dec. 31, 2007	Dec. 31, 2008	Change

Total debt	19,830	20,837	1,007
- Short-term debt	8,500	6,908	(1,592)
- Long-term debt	11,330	13,929	2,599
Cash and cash equivalents	(2,114)	(1,939)	175
Securities held for non-operating purposes	(174)	(185)	(11)
Financing receivables for non-operating purposes	(1,215)	(337)	878
Net borrowings	16,327	18,376	2,049
Shareholders' equity including minority interest	42,867	48,510	5,643
Leverage	0.38	0.38

Net borrowings at December 31, 2008 were amounted to euro 18,376 million and increased by euro 2,049 million from December 31, 2007.

Total debt amounted to euro 20,837 million, of which euro 6,908 million were short-term (including the portion of long-term debt due within 12 months for euro 549 million) and euro 13,929 million were long-term.

Ratio of net borrowings to shareholders’ equity including minority interest – leverage – was unchanged at 0.38 with respect to end of 2007.

Changes in shareholders’ equity

(million euro)

Shareholders’ equity at December 31, 2007		42,867
Net profit for the period	9,558
Reserve for cash flow hedges	1,203
Dividends paid to Eni’s shareholders	(4,910)
Dividends paid by consolidated subsidiaries to minorities	(297)
Shares repurchased	(778)
Distrigas minority interest	1,141
Distrigas put option	(1,495)
Treasury shares attributed against employee share incentive schemes	32
Impact of share repurchases made by consolidated subsidiaries (Saipem)	(31)
Currency translation differences	1,077
Other changes	143
Total changes		5,643
Shareholders’ equity at December 31, 2008		48,510
Attributable to:
- Eni		44,436
- Minority interest		4,074

Shareholders’ equity including minority interest amounted to euro 48,510 million and increased by euro 5,643 million. This increase reflected net profit for the period (euro 9,558 million), a change in fair value evaluation of certain cash flow hedges taken to reserve (euro 1,203 million net of the related	tax effect) and foreign currency translation effects. These increases were partly offset by the payment of dividends (euro 5,207 million, of which euro 4,910 million were paid by Eni SpA) as well as a deduction associated with the repurchase of shares in 2008 (euro 778 million).

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Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(million euro)	2007	2008	Dec. 31, 2007	Dec. 31, 2008

As recorded in Eni SpA’s Financial Statements	6,600	6,745	28,926	30,049
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding book value in the statutory accounts of the parent company	4,122	4,140	16,320	18,999
Consolidation adjustments:
- difference between purchase cost and underlying book value of net equity	(1)	(330)	1,245	5,161
- elimination of tax adjustments and compliance with group account policies	649	(1,373)	(1,235)	(2,852)
- elimination of unrealized intercompany profits	(435)	216	(3,383)	(3,127)
- deferred taxation	(97)	159	711	(15)
- other adjustments	(29)	1	283	295
	10,809	9,558	42,867	48,510
Minority interest	(798)	(733)	(2,439)	(4,074)
As recorded in Consolidated Financial Statements	10,011	8,825	40,428	44,436

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Summarized Group cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period	by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.
The free cash flow is a non-GAAP measure of financial performance.

Summarized Group cash flow statement (a)

2006	(million euro)	2007	2008	Change

9,823	Net profit	10,809	9,558	(1,251)
	Adjustments to reconcile to cash generated from operating profit before changes in working capital:
5,753	- amortization and depreciation and other non monetary items	6,346	11,388	5,042
(59)	- net gains on disposal of assets	(309)	(219)	90
10,435	- dividends, interest, taxes and other changes	8,850	9,080	230
25,952	Net cash generated from operating profit before changes in working capital	25,696	29,807	4,111
(1,024)	Changes in working capital related to operations	(1,667)	2,212	3,879
(7,927)	Dividends received, taxes paid, interest (paid) received during the period	(8,512)	(10,218)	(1,706)
17,001	Net cash provided by operating activities	15,517	21,801	6,284
(7,833)	Capital expenditures	(10,593)	(14,562)	(3,969)
(95)	Investments and purchase of consolidated subsidiaries and businesses	(9,665)	(4,019)	5,646
328	Disposals	659	979	320
361	Other cash flow related to capital expenditures, investments and disposals	(35)	(267)	(232)
9,762	Free cash flow	(4,117)	3,932	8,049
216	Borrowings (repayment) of debt related to financing activities	(479)	911	1,390
(682)	Changes in short and long-term finance debt	8,761	980	(7,781)
(6,443)	Dividends paid and changes in minority interest and reserves	(5,836)	(6,005)	(169)
(201)	Effect of changes in consolidation and exchange differences	(200)	7	207
2,652	CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	(1,871)	(175)	1,696

Changes in net borrowings

2006	(million euro)	2007	2008	Change

9,762	Free cash flow	(4,117)	3,932	8,049
	Net borrowings of acquired companies	(244)	(286)	(42)
1	Net borrowings of divested companies		181	181
388	Exchange differences on net borrowings and other changes	637	129	(518)
(6,443)	Dividends paid and changes in minority interests and reserves	(5,836)	(6,005)	(169)
3,708	CHANGE IN NET BORROWINGS	(9,560)	(2,049)	7,511

(a)	For a reconciliation to the statutory statement of cash flows see the paragraph "Reconciliation of summarized Group balance sheet and summarized Group cash flow statement to statutory schemes" pages 85 and 86.

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In 2008 net cash provided by operating activities (euro 21,801 million) including proceeds on advances received from the partner Suez (euro 1,552 million) following the signing of a number of long-term gas and electricity supply contracts, and cash from divestments (euro 1,160 million) was used to fund the majority of cash outflows relating to: (i) capital expenditures totaling euro 14,562 million; (ii) payment of dividend by Eni SpA (euro 4,910 million), as well as dividend payment from certain consolidated	subsidiaries to minorities (euro 288 million, mainly relating to Snam Rete Gas and Saipem); (iii) the acquisition of assets and investments (euro 5,848 million; euro 4,305 million, net of the acquired cash of euro 1,543 million) mainly related to the acquisition of the majority stake of 57.243% in Distrigas NV, the completion of the acquisition of Burren Energy Plc and the purchase of certain upstream properties and gas storage assets; (vi) share repurchases by the parent company Eni SpA for a total amount of euro 778 million.

Capital expenditures

2006	(million euro)	2007	2008	Change	% Ch.

5,203	Exploration & Production	6,625	9,545	2,920	44.1
1,174	Gas & Power	1,366	1,794	428	31.3
645	Refining & Marketing	979	965	(14)	(1.4)
99	Petrochemicals	145	212	67	46.2
591	Engineering & Construction	1,410	2,027	617	43.8
72	Other activities	59	52	(7)	(11.9)
88	Corporate and financial companies	108	95	(13)	(12.0)
(39)	Impact of unrealized profit in inventory	(99)	(128)	(29)	29.3
7,833	Capital expenditures	10,593	14,562	3,969	37.5

In 2008 capital expenditures amounted to euro 14,562 million (euro 10,593 million in 2007), of which 84% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions and concerned mainly:
  development activities (euro 6,429 million) deployed mainly in Kazakhstan, Egypt, Angola, Congo and Italy;
  exploration projects (euro 1,918 million) of which 93% was spent outside Italy, primarily in the United States, Egypt, Nigeria, Angola and Libya;
  the purchase of proved and unproved property for euro 836 million related mainly to the extension of mineral rights in Libya following an agreement signed in October 2007 with the state company NOC and the purchase of a 34.81% interest in the Abo project in Nigeria;
  development and upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 1,130 million and euro 233 million, respectively) and upgrading of natural gas import pipelines to Italy (euro 233 million);
  ongoing construction of combined cycle power plants (euro 107 million);
  the Refining & Marketing division (euro 965 million) for projects aimed at upgrading the conversion capacity and flexibility of refineries, including construction of a new hydrocracking unit at the Sannazzaro refinery, building of new service stations and upgrading of existing ones in Italy and outside Italy (euro 298 million);

  upgrading of the fleet used in the Engineering & Construction division (euro 2,027 million).

Investments and purchase of consolidated subsidiaries and businesses (cash outflow in 2008 being euro 5,848 million; euro 4,305 million net of the acquired cash of euro 1,543 million) mainly related to: (i) the acquisition of the 57.243% majority stake in Distrigas NV (euro 2,751 million; euro 1,271 million net of the acquired cash of euro 1,480 million); (ii) the completion of the acquisition of Burren Energy Plc (cash outflow in 2008 being euro 1,789 million or euro 1,695 million net of acquired cash of euro 94 million): total cash consideration for this transaction amounted to euro 2,358 million which includes the amount of Burren’s shares purchased in December 2007); (iii) the purchases of certain upstream properties and gas storage assets (cash outflow in 2008 being euro 914 million or euro 944 million including acquired net borrowings of euro 30 million), related to the entire share capital of the Canadian company First Calgary operating in Algeria, a 52% stake in the Hewett Unit in the North Sea, a 20% stake in the Indian company Hindustan Oil Exploration Co; (iv) other investments in non-consolidated entities mainly related to funding requirements for an LNG project in Angola (euro 254 million).

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Disposals amounting to euro 1,042 million (euro 1,097 million including discharged net borrowings of euro 118 million) mainly related to the sale of the Engineering & Construction division’s 30% stake in GTT (Gaztransport et Technigaz SAS), a company owning a patent for the construction of tanks to transport LNG and the sale of Agip España by the Refining & Marketing division.

Dividends paid and changes in minority interests and reserves amounting to euro 6,005 million mainly related to: (i) total cash dividends to Eni shareholders (euro 4,910 million, of which euro 2,551 million pertained to the payment of the balance of the dividend for fiscal year 2007 and euro 2,359 million pertained to the payment of an interim dividend for fiscal year 2008); (ii) dividend payment for fiscal year 2007 from certain consolidated subsidiaries to minorities (euro 212 million, mainly relating to Snam Rete Gas and Saipem); (iii) the payment of an interim dividend for fiscal year 2008 by Snam Rete Gas of euro 76 million; (iv) share repurchases by the parent company Eni SpA for a total amount of euro 778 million.

From January 1 to December 31, 2008 a total of 35.9 million own shares were purchased at a cost of euro 778 million (on average euro 21.672 per share). Since the beginning of the share buy-back plan (September 1, 2000), Eni has purchased 398.5 million of its own shares, equal to 9.95% of capital stock at issue, at a total cost of euro 6,971 million (for an average cost of euro 17.495 per share) representing 94.21% of the amount authorized by the Shareholders Meeting.

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Reconciliation of summarized Group balance sheet and statement of cash flows to statutory schemes

Summarized Group balance sheet

(million euro)	December 31, 2007	December 31, 2008

Items of summarized Group balance sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the consolidated financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			50,137		59,155
Other assets			563
Inventories - compulsory stock			2,171		1,196
Intangible assets			4,333		7,715
Equity-accounted investments and other investments			6,111		5,881
Receivables and securities held for operating activities	(see note 3 and note 13)		725		1,219
Net payables related to capital expenditures, made up of:			(1,191)		(787)
- receivables related to capital expenditures/disposals	(see note 3)	125		149
- receivables related to capital expenditures/disposals	(see note 15)	7		780
- payables related to capital expenditures	(see note 17)	(1,301)		(1,716)
- payables related to capital expenditures	(see note 25)	(22)
Total fixed assets			62,849		74,379
Net working capital
Inventories			5,499		6,082
Trade receivables	(see note 3)		15,609		16,444
Trade payables	(see note 17)		(11,092)		(12,590)
Tax payables and provisions for net deferred tax liabilities, made up of:			(4,412)		(5,281)
- income tax payables		(1,688)		(1,949)
- other tax payables		(1,383)		(1,660)
- deferred tax liabilities		(5,471)		(5,742)
- other tax liabilities	(see note 25)	(215)		(254)
- current tax assets		703		170
- other current tax assets		833		1,130
- deferred tax assets		1,915		2,912
- other tax assets	(see note 15)	894		112
Provisions			(8,486)		(9,573)
Other current assets and liabilities:
Equity instruments			2,476		2,741
Other, made up of:			(2,600)		(4,437)
- securities held for operating purposes	(see note 2)	259		310
- receivables for operating purposes	(see note 3)	357		402
- other receivables	(see note 3)	3,568		4,805
- other (current) assets		1,080		2,349
- other receivables and other assets	(see note 15)	209		509
- advances, other payables	(see note 17)	(4,723)		(6,209)
- other (current) liabilities		(1,556)		(4,319)
- other payables and other liabilities	(see note 25)	(1,794)		(2,284)
Total net working capital			(3,006)		(6,614)
Provisions for employee post-retirement benefits			(935)		(947)
Net assets held for sale including related net borrowings, made up of:			286		68
Assets held for sale		383		68
Liabilities directly associated to assets held for sale		(97)
CAPITAL EMPLOYED, NET			59,194		66,886

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continued Summarized Group balance sheet

(million euro)	December 31, 2007	December 31, 2008

Items of summarized Group balance sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

CAPITAL EMPLOYED, NET			59,194		66,886
Shareholders’ equity including minority interest			42,867		48,510
Net borrowings
Total debt, made up of:			19,830		20,837
- long-term debt		11,330		13,929
- current portion of long-term debt		737		549
- short-term financial liabilities		7,763		6,359
less:
Cash and cash equivalents			(2,114)		(1,939)
Securities held for non-operating purposes	(see note 2)		(174)		(185)
Finance receivables for non-operating purposes, made up of:			(1,215)		(337)
- trade receivables held for non-operating purposes	(see note 3)	(990)		(337)
- financial assets made for non-operating purposes	(see note 13)	(225)
Total net borrowings (a)			16,327		18,376
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			59,194		66,886

(a)	For details on net borrowings see also note 21 to the consolidated financial statements.

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Summarized Group cash flow statement

(million euro)	2007	2008

Items of summarized Group cash flow statement and confluence/reclassification of items in the statutory scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme

Net profit		10,809		9,558
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
Depreciation, depletion and amortization and other non monetary items:		6,346		11,388
- depreciation, depletion and amortization	7,029		8,422
- net impairments (write-ups)	(494)		2,560
- net changes in provisions	(122)		414
- net changes in the provisions for employee benefits	(67)		(8)
Net gains on disposal of assets		(309)		(219)
Dividends, interest, income taxes and other changes:		8,850		9,080
- dividend income	(170)		(510)
- interest income	(603)		(592)
- interest expense	523		809
- exchange differences	(119)		(319)
- income taxes	9,219		9,692
Cash generated from operating profit before changes in working capital		25,696		29,807
Changes in working capital related to operations:		(1,667)		2,212
- inventories	(1,117)		(801)
- trade and other receivables	(655)		(974)
- other assets	(362)		162
- trade and other payables	360		2,318
- other liabilities	107		1,507
Dividends received, taxes paid, interest (paid) received during the period:		(8,512)		(10,218)
- dividend received	658		1,150
- interest received	333		266
- interest paid	(555)		(852)
- income taxes paid	(8,948)		(10,782)
Net cash provided by operating activities		15,517		21,801
Capital expenditures:		(10,593)		(14,562)
- tangible assets	(8,532)		(12,312)
- intangible assets	(2,061)		(2,250)
Acquisition of investments and businesses:		(9,665)		(4,019)
- investments	(4,890)		(385)
- consolidated subsidiaries and businesses	(4,759)		(3,634)
- acquisition of additional interests in subsidiaries	(16)
Disposals:		659		979
- tangible assets	172		318
- intangible assets	28		2
- consolidated subsidiaries and businesses	56		149
- investments	403		510
Other cash flow related to capital expenditures, investments and disposals:		(35)		(267)
- securities	(76)		(152)
- financing receivables	(1,646)		(710)
- change in payables and receivables relating to investments and capitalized depreciation	185		367
reclassification: purchase of securities and financing receivables for non-operating purposes	1,045		173
- disposal of securities	491		145
- disposal of financing receivables	545		1,293
- change in payables and receivables	(13)		(299)
reclassification: disposal of securities and financing receivables held for non-operating purposes	(566)		(1,084)
Free cash flow		(4,117)		3,932

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continued Summarized Group cash flow statement

(million euro)	2007	2008

Items of summarized Group cash flow statement and confluence/reclassification of items in the statutory scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		(4,117)		3,932
Borrowings (repayment) of debt related to financing activities:		(479)		911
reclassification: purchase of securities and financing receivables held for non-operating purposes	(1,045)		(173)
reclassification: sale of securities and financing receivables held for non-operating purposes	566		1,084
Changes in short and long-term finance debt:		8,761		980
- proceeds from long-term finance debt	6,589		3,774
- payments of long-term finance debt	(2,295)		(2,104)
- increase (decreases) in short-term finance debt	4,467		(690)
Dividends paid and changes in minority interests and reserves:		(5,836)		(6,005)
- net capital contributions/payments by/to minority shareholders	1		20
- dividends paid by Eni to shareholders	(4,583)		(4,910)
- dividends paid to minority interest	(289)		(297)
- net repurchase of treasury shares	(625)		(768)
- treasury shares repurchased by consolidated subsidiaries	(340)		(50)
Effect of changes in consolidation area and exchange differences:		(200)		7
- effect of change in consolidation area	(40)		(1)
- effect of exchange differences	(160)		8
CHANGE IN CASH AND CASH EQUIVALENTS		(1,871)		(175)

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RISK FACTORS AND UNCERTAINTIES

Foreword
The main risks that the Company is facing and actively monitoring and managing are the following: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the country risk in the upstream business; (v) the operational risk; (vi) the possible evolution of the Italian gas market; (vii) the specific risks deriving from exploration and production activities.
Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies policies on financial risks.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows.
The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of conducting finance, treasury and risk management operations based on three separate entities: the parent company’s (Eni SpA) finance department, Eni Coordination Center and Banque Eni which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk. Additionally, in 2007, Eni Trading & Shipping was established and has the mandate to manage and monitor solely commodity derivative contracts.
In particular Eni SpA and Eni Coordination Center manage

subsidiaries’ financing requirements in and outside of Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of trading certificates according to the European Union Emission Trading Scheme. The commodity risk is managed by each business unit with Eni Trading & Shipping ensuring the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter into derivative transactions on a speculative basis.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value at risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s Group companies minimize such kinds of market risks. With regard to the

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commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value at risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve its growth targets or ordinary asset portfolio management. The Group controls commodity risk with a maximum value-at-risk limit awarded to each business unit. Hedging needs from business units are pooled by Eni Trading & Shipping which also manages its own risk exposure. The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly in the U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transaction arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk). Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and viceversa. Eni’s foreign exchange risk management policy is to minimize economic and transactional exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VAR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of the Group’s companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice-versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do

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not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period. The following table	shows amounts in terms of value at risk, recorded in the first half of 2008 (compared with full year 2007) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section).

(Exchange and interest rate risk: value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2007	2008

(million euro)	High	Low	Avg	At period end	High	Low	Avg	At period end
Interest rate	7.36	0.47	1.39	4.35	12.31	0.73	4.17	6.54
Exchange rate	1.25	0.03	0.21	0.43	1.48	0.09	0.48	0.47

(Commodity risk: value at risk - historic simulation method; holding period: 1 day; confidence level: 95%)

2007	2008

($ million)	High	Low	Avg	At period end	High	Low	Avg	At period end
Area oil, products	44.59	4.39	20.17	12.68	46.48	3.44	19.88	5.43
Area Gas & Power (*)	54.11	20.12	34.56	25.57	67.04	24.38	43.53	32.07

(*)	Amounts relating to the Gas & Power business also include Distrigas’ contribution, following acquisition.

Credit risk
Credit risk is the potential exposure of the Group to losses in casecounterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques that establish counterparty limits and systems to monitor exposure against limits and report regularly on those exposures. Specifically, credit risk exposure to multi-business clients and exposures higher than the limit set at euro 4 million are closely monitored. Monitoring activities do not include retail clients and public administrations. The assessment methodology assigns a score to individual clients based on publicly available financial data and capital, profitability and liquidity ratios. Based on those scores, an internal credit rating is assigned to each counterparty who is accordingly allocated to its proper risk category. The Group risk categories are comparable to those prepared by the main rating agencies on the marketplace. The Group’s internal ratings are also benchmarked against ratings prepared by a specialized external source.	With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into accounts the credit ratings provided by the primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading&Shipping which specifically engages in commodity derivatives transactions.
Those are the sole Group entities entitled to be party to a financial transactions due to the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have been also selected on a more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period. Eni has not experienced material non-performance by any counterparty.
As of December 31, 2007 and 2008, Eni had no significant concentrations of credit risk.

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Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact the Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium and long-term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented as part of Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. The above mentioned actions aimed at ensuring availability of suitable sources of funding to fulfill short-term commitments and due obligations also preserving the necessary financial flexibility to support the Group’s	development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity and composition leveraging on the structure of its lines of credit particularly the committed ones.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
As of December 31, 2008, Eni maintained short term committed and uncommitted unused borrowing facilities of euro 11,099 million, of which euro 3,313 million were committed, and long term committed unused borrowing facilities of euro 1,850 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
Eni has in place a programme for the issuance of Euro Medium Term Notes up to euro 10 billion, of which euro 6,391 million were drawn as of the balance sheet date.
The Group has debt ratings of AA- and A-1+ respectively for the long and short-term debt assigned by Standard & Poor’s and Aa2 and P-1 assigned by Moody’s; the outlook is stable for both.

The tables below summarize the Group main contractual obligations for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities.
In addition to finance debt and trade payables presented in the financial statements, the Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations are certain arrangements to purchase goods or services that are enforceable and legally binding and that specify all significant terms.

Current and non-current finance debt

Maturity year

(million euro)	2009	2010	2011	2012	2013	2014 and thereafter	Total

Non current debt	549	3,630	797	2,687	1,981	4,834	14,478
Current financial liabilities	6,359	-	-	-	-	-	6,359
	6,908	3,630	797	2,687	1,981	4,834	20,837
Interest on finance debt	502	469	412	383	336	791	2,893

Trade and other payables

Maturity year

(million euro)	2009	2010-2013	2014 and thereafter	Total

Trade payables	12,590	-	-	12,590
Advances, other payables	7,925	28	27	7,980
	20,515	28	27	20,570

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Such arrangements include non-cancelable, long-term contractual obligations to secure access to supply and transport of natural gas, which include take-or-pay clauses whereby the Company obligations consist of off-taking minimum quantities of product or service or paying the corresponding cash amount that entitles the Company to off-take the product in future years. Future obligations in connection with these contracts were	calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors and on the basis of the long-term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities.
The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Expected payments by period under contractual obligations and commercial commitments

Maturity year

(million euro)	2009	2010	2011	2012	2013	2014 and thereafter	Total

Operating lease obligations (1)	588	812	697	468	395	1,081	4,041
Decommissioning liabilities (2)	269	35	61	18	256	8,830	9,469
Environmental liabilities	396	421	284	223	221	443	1,988
Purchase obligations (3)	17,938	13,777	14,326	14,405	14,112	185,415	259,973
Gas
- Natural gas to be purchased in connection with take-or-pay contracts	15,694	13,041	13,574	13,610	13,343	179,067	248,329
- Natural gas to be transported in connection with ship-or-pay contracts	539	537	545	549	528	3,151	5,849
Other take-or-pay and ship-or-pay obligations	139	135	126	111	106	838	1,455
Other purchase obligations (4)	1,566	64	81	135	135	2,359	4,340
Other obligations	8	5	5	5	5	152	180
of which:
- Memorandum of intent relating Val d’Agri	8	5	5	5	5	152	180
	19,199	15,050	15,373	15,119	14,989	195,921	275,651

(1)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(4)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the U.S.

The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2008.	Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. Such costs are included in the amounts shown.

Capital expenditure commitments

Maturity year

(million euro)	2009	2010	2011	2012	2013 and subsequent years	Total

Committed on major projects	4,938	3,831	2,697	1,837	9,856	23,159
Other committed projects	5,147	4,342	3,186	2,389	9,846	24,910
	10,085	8,173	5,883	4,226	19,702	48,069

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Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2007, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America.
In 2007, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these countries, are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure "Project risk assessment and management". In the most recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU countries and in North America.

Operational risk
Eni’s business activities conducted in and outside of Italy are subject to a broad range of laws and regulations, including specific rules concerning oil and gas activities currently in force in countries in which it operates. In particular, those laws and regulations require the acquisition of a license before exploratory drilling may commence and compliance with health, safety and environment standards. Environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. In particular Eni is required to follow strict operating practices and standards to protect biodiversity when exploring for, drilling and producing oil and gas in certain ecologically sensitive locations (protected areas). Breach of environmental, health and safety laws exposes employees to criminal and civil liability and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001.
Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and expenses and liabilities that Eni may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the group’s results of operations or financial position in future years. Recently enacted regulation of safety and health of the workplace in Italy will impose a new array of obligations to the Company operations, particularly regarding contractors. New regulation prescribe that a company adopts certified operational and organizational systems whereby the Company can discharge possible liabilities due to a violation of health and security standards on condition that adopted operational systems and processes worked properly and were effective.
Eni has adopted guidelines for assessing and managing health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions.
The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity and is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on steady enhancement of plants and process. Additionally, coding activities and procedures on operating phases allow reduce the human component in the plant risk management. Operating emergencies that may have an adverse impact on the assets, people and the environment are managed by the business units for each site. These units manage the HSE risk through a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that minimize damage in the event of an incident. In the case of major crisis, Divisions/Entities are assisted

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by the Eni Unit of Crises to deal with the emergency through a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities. The integrated management system on health, safety and environmental matters is supported by the adoption of a Eni’s Model of HSE operations in all the Division and companies of Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts. Major refining and petrochemical facilities of Eni are certified to international environmental standards, such as ISO14001, OHSAS 18001 and EMAS. Eni provides a program of specific training and development for HSE staff in order to:
(i) promote the execution of behaviors consistent with guidelines;
(ii) drive people’s learning growth process by developing professionalism, management and corporate culture;
(iii) support management knowledge and control of HSE risks.

Possible evolution of the Italian gas market
Legislative Decree No. 164/2000 opened the Italian natural gas market to competition, impacting on Eni’s activities, as the company is engaged in all the phases of the natural gas chain. The opening to competition was achieved through the enactment of certain antitrust thresholds on volumes input into the national transport network and on volumes sold to final customers. These enabled new competitors to enter the Italian gas market, resulting in declining selling margins on gas. Other material aspects regarding the Italian gas sector regulation are the regulated access to natural gas infrastructure (transport backbones, storage fields, distribution networks and LNG terminals), the Code adopted by the Authority for Electricity and Gas on the issue of unbundling which forbids a controlling entity from interfering in the decision-making process of its subsidiaries running gas transport and distribution infrastructures and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing and in establishing tariffs for the use of natural gas infrastructures. Particularly, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users consuming less than 200,000 cm per year (qualified as non eligible customers at December 31, 2002 as defined by Legislative Decree No. 164/2000) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of fuels onto final consumers of natural gas. As a matter of fact, following a complex and lengthy administrative procedure started in 2004 and finalized in March 2007 with Resolution No. 79/2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 cubic meters per year, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate wholesale supply contracts in order to take account of this new indexation mechanism.
Also certain provisions of law may limit the Company ability to set commercial margins. Specifically, Law Decree No. 112 enacted in June 2008 forbids energy companies like Eni to pass to prices to final customers higher income taxes incurred in connection with a supplemental tax rate of 5.5 percentage points introduced by the same decree on energy companies with a yearly turnover in excess of euro 25 million. The Authority for Electricity and Gas is in charge of monitoring compliance with the rule. The Authority has subsequently established with a set of deliberation that energy companies have to adopt effective operational and monitoring systems certified by the Company CEO in order to prevent unlawful increases of final prices of gas.
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. These contracts which contain take-or-pay clauses will ensure by 2010 total supply volumes of approximately 62.4 bcm/y of natural gas to Eni (excluding take-or-pay volumes coming from Distrigaz acquisition which will destined to supply the Belgian market). Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be marketed outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also taking into account the start-up of new import capacity to the Italian market by Eni and third parties as well as implementation of all publicly announced plans for the construction of new import infrastructures (backbone upgrading and new LNG terminals), and developments within the Italian regulatory

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framework, represent risk factors for the ability of the Company to meet its contractual obligations in connection with its take-or-pay supply contracts. Particularly, should natural gas demand in Italy grow at a lower pace than management expectations, also in view of the expected build-up of natural gas supplies to the Italian market, the Company could face a further increase in competitive pressure on the Italian gas market resulting in a negative impact on its selling margins, taking account of Eni’s gas availability under take-or-pay supply contracts and risks in executing its expansion plans to grow sales volumes in European markets.

Specific risks associated with the exploration and production of oil and natural gas
The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long lead- time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and harsh environments, where the majority of Eni’s planned and ongoing projects is located.

Cyclicality of the oil and gas sector
The current global economic downturn and falling manufacturing levels have been causing a sharp reduction in worldwide energy demand leading to plummeting energy commodity prices. Under current circumstances, there exists limited visibility on the timing of a recovery in energy demand and prices. A prolonged period of weak oil and gas prices represents a critical issue to the sustainability of capital budgeting and plans of oil and gas companies due to the specific features of oil and gas projects. Those projects are normally long lead-time projects involving lengthy and complex activities for assessing a project and develop and market hydrocarbons. As a consequence, rates of return of such projects are exposed to the volatility of oil and gas prices which may be substantially lower with respect to prices assumed when the investment decision was made, resulting in lower rates of return. Accordingly, during a downturn in the oil cycle, oil and gas companies adjust their capital plans by means of rescheduling individual investment projects based on their expected returns and risk profiles also considering the impact of capital plans on liquidity and the financial position.
Eni plans to invest euro 48.8 billion in the four-year period 2009-2012 of that amount 67% or euro 32.6 billion will be dedicated to explore for and develop oil and gas reserves to support achievement of the Company’s growth targets and reserve replacement. The above mentioned capital plan is in line with the previous industrial plan adopted by the Company due to the following reasons: (i) the Company has maintained in the years a prudent approach when defining price assumptions to make investment decisions; (ii) the Company can leverage on a project portfolio of high quality due to a low price of break-even on average; (iii) the Company expects that oilfield service rates and purchase costs of materials and support equipment will decrease as a consequence of the current economic downturn; (iv) the share of investments that will be dedicated to regulated activities in the Italian gas sector which bear preset rates of return. Additionally, a significant portion equaling to approximately 50% of Eni’s capital plan has still to be committed which ensures the Company a high degree of flexibility in terms of capacity to reschedule capita expenditures should market conditions further deteriorate.

Lower crude oil prices represent an uncertainty also to reserve replacement activities. In fact, lower oil prices trigger two opposite factors of reserve revisions.
On the positive side, a larger amount of reserves is booked in connection with the Company production sharing agreements and similar contractual schemes. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the lower the reference prices for crude oil used to determine production and reserves entitlements, the higher the number of barrels to cover the same dollar amounts hence the amounts of booked reserves. On the negative side, downward revisions of reserves occur for those projects that are no longer economic based on oil prices that are significantly lower than those at which they were originally assessed and sanctioned.

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OUTLOOK

Management expects market volatility and the current economic downturn to continue well into calendar year 2009. The Company’s key assumptions for 2009 are average Brent prices at $43 per barrel, flat European gas demand and lower refining margins with respect to 2008. In this environment, management expectations regarding key operating drivers of Eni’s business for the year 2009 are as follows:
  Production of liquids and natural gas: is forecast to increase from 2008 (actual oil and gas production averaged 1,797 mmboe/d in 2008). Organic growth expected in Nigeria, Angola, Congo and the Gulf of Mexico will sustain production performance against expected mature field declines;
  Sales volumes of natural gas worldwide: are forecast to increase from 2008 (actual sales volumes in 2008 were 104.23 bcm) reflecting full contribution from the acquisition of Distrigaz and the impact of marketing initiatives aimed at supporting European market share. Sales in Italy are expected to decrease mainly due to competitive pressures and demand slowdown amidst the economic downturn;
  Refining throughputs on Eni’s account: are expected to increase from 2008 (actual throughputs in 2008 were 35.84 mmtonnes) as a result of improved operating performance expected at the Taranto and Gela refineries;

  Retail sales of refined products in Italy and the rest of Europe are expected to decrease from 2008 (12.67 mmtonnes in 2008) reflecting the divestment of marketing activities in the Iberian Peninsula and an expected demand slowdown affecting fuel consumption in European markets.

In 2009 management expects slightly lower capital expenditures with respect to 2008 (euro 14.56 billion in 2008). The activities over the course of the year will be focused on the development of oil and natural gas reserves, the upgrading of existing construction vessels and rigs, and the upgrading of natural gas transport infrastructures. On the basis of planned cash outflows to fund capital expenditures, including the completion of the Distrigaz acquisition, and shareholder remuneration, taking into account the Company projections of cash flow at $43 per Brent barrel, management expects the Group to achieve a level of leverage that will be lower than the level of 0.38 reported in 2008, assuming that Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni, and a 51% interest in the three Russian gas companies in which Eni holds a 60% interest.

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Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, the Company discloses that:
  as of December 31, 2008, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC - Nigerian Agip Oil Co Ltd and Trans Tunisian Pipeline Co Ltd which fell within the scope of the regulation as of September 30, 2008, as well as the following two subsidiaries Burren Energy (Bermuda) Ltd and Nigerian Agip Exploration Ltd;
  the Company has already adopted adequate procedures to ensure full compliance with the regulation.
Subsequent events
Subsequent business developments are described in the operating review of Eni’s business segment. In this section management discloses the following matter.

Treaty of friendship between the Italian Republic and Libya
The "Treaty of Friendship" between the Republic of Italy and Libya was enacted by Italy’s upper house on February 3, 2009 and is about to be published shortly. This law under Article No. 3 has introduced a supplemental tax rate applicable to taxable income of such individual companies that engage in the exploration and production of hydrocarbons, where fixed assets, including both tangible and intangible assets and investments dedicated to oil and gas operations exceed 33% of their respective items in the balance sheet, also having a market capitalization in excess of euro 20 billion. This supplemental tax is due whenever taxes currently payable represent less than 19% of taxable income and is to be determined as the lower of the amount of income taxes up to 19% of taxable income and the amount resulting from applying a certain set of decreasing rates to companies’ net equity as determined from individual financial statements. This supplemental tax rate is due for 2009 and following years up to 2028. Eni believes that the parent company Eni SpA will likely fall within the scope of this supplemental tax rate based on the criteria set by the law to identify the persons subject to the new tax rate and the conditions regulating its enactment.

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Report on Corporate Governance

This Report is designed to provide a general and complete overview of Eni SpA’s ("Eni") corporate governance system. In order to comply with applicable laws and listing standards, in keeping with the recommendations of Borsa Italiana SpA and of the relevant business associations, the Report also furnishes information regarding Eni’s ownership, its compliance to the corporate governance codes established by institutional bodies and the relevant commitments to observe them, as well as the options that the company has made in implementing its governance. This Report is available at Eni’s headquarters, published on Eni’s website www.eni.it, in the Corporate Governance section, and sent to Borsa Italiana SpA according to set rules and deadlines.
Information provided in this Report regards the financial year 2008 as updated, except where specifically indicated, until March 13, 2009, the date of the Board’s meeting that approved the 2008 draft annual report.

Eni: profile, structure, values

Profile
Eni is a major integrated energy company, present in 70 countries with nearly 79,000 employees, which operates in the oil and gas industry, power generation and marketing and oilfield services, construction and engineering. In these businesses it has a strong edge and leading international market positions.
Every action of Eni is characterized by a strong commitment to sustainable development: valuing people, contributing to the development and wellbeing of communities where they operate, respecting the environment, investing in innovation, pursuing energy efficiency and mitigating the risks of climate change. Eni’s men and women have a passion for challenges, continuous improvement, excellence and give particularly value to the people, the environment and the integrity.

Organizational structure
Eni’s organizational structure follows the traditional model of companies in which the Board of Directors is entrusted with the fullest power to manage the company in view of implementing and achieving the company’s purpose, thus representing the central element of Eni’s corporate governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and accounting control is entrusted to external auditors appointed by the Shareholders’ Meeting.
According to Eni’s By-laws, the Board of Directors delegates some of its managing powers to the Chief Executive Officer and gives to the Chairman the power to identify and promote integrated projects and strategically relevant international agreements.
Eni’s governance model, therefore, states a clear separation between the role of the Chairman and that of the CEO. According to Article 25 of Eni’s By-laws, the Chairman and the CEO have both the legal representation of the company.
The Board of Directors has established three Board Committees, with advisory and consulting tasks: the Internal Control Committee, the Compensation Committee and the Oil-Gas Energy Committee.
The Board of Directors also appointed three Chief Operating Officers responsible for the three operational divisions of Eni SpA. These managers and most of Eni’s Senior Vice-Presidents attend on a permanent basis in the Management Committee,

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performing advising and support activities for the CEO.
Certain organizational and management choices presented in this Report have been made in application of the U.S. law to which Eni must comply due to the listing on the NYSE (New York Stock Exchange).

Code of Ethics
The Board of Directors of Eni has deemed it fundamental to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes internally and externally in order to ensure that all business activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of all stakeholders with which Eni relates on ongoing basis: shareholders, employees, suppliers, customers, commercial and financial partners, and the local communities and institutions of the Countries where Eni operates.
These values are stated in the Code of Ethics and all the people working for Eni, without exception or distinction, starting from the management, are committed to observing and enforcing these principles within their function and responsibility. The belief of working for the advantage of Eni does not justify behaviors that are in contrast with such principles. The Guarantor for the Code of Ethics acts for the protection and promotion of these principles and every six months presents a report on the implementation of the Code to the Internal Control Committee, to the Board of Statutory Auditors and to the Chairman and the CEO, who reports on this to the Board of Directors.
In its meeting of March 14, 2008, Eni’s Board of Directors resolved to adopt the new Eni’s Code of Ethics, replacing the previous version of 1998. The new Code has been updated to include regulatory developments, to better capture the issues of human rights and sustainability, to guarantee compliance with international best practices and to take into account the changes in Eni’s organizational structure. The Code represents a general principle of Model 231, of which it is an integral part, that cannot be waived.
The synergies between the Code of Ethics and Model 231 are also confirmed by the assignation of the role of Guarantor of the Code of Ethics to Eni’s Watch Structure, established by Model 231. Similarly, each of Eni’s subsidiaries assigns the function of Guarantor of the Code of Ethics to its Watch Structure.

The Code of Ethics is applied to all Eni’s subsidiaries in Italy and abroad. Listed subsidiaries and the subsidiaries of the gas sector subject to unbundling regulation adopt the Code, adapting it – when necessary – to their peculiar features, consistently with their operational autonomy. The representatives appointed by Eni in the company bodies of associates, in consortia and in joint ventures promote the principles and contents of the Code within their own respective areas of competence.
Eni’s commitment to the dissemination of these principles is also strengthened by the establishment of a specific Team for the promotion of the Code of Ethics, entrusted with the dissemination of tools for understanding, interpreting and applying the Code through different initiatives, depending on the different stakeholders involved and addressed to stimulate feedback so that the Code can always be adapted to the sensitivity of the communities where Eni operates.
The Code of Ethics is published on the Eni’s website.

Information on ownership structure[1]

Capital structure and main shareholders
Eni’s capital is in the form of ordinary shares. The shares are indivisible and each share gives the right to one vote. Shareholders are entitled to attend and vote at the ordinary and extraordinary shareholders’ meeting and they can exercise the right to participate in profits and any other right as provided by the law and subject to any applicable legal limitations.
Share capital issued at December 31, 2008, amounted to euro 4,005,358,876 fully paid and was represented by 4,005,358,876 ordinary shares, at a nominal value euro 1 each.
In 1995 Eni issued a sponsored ADR (American Depositary Receipts) program directed to U.S. investors. An ADR is a certificate issued by a U.S. depositary bank which represents shares of a non U.S. company, held and traded on U.S. stock markets. Each Eni’s ADR is equal to two Eni’s ordinary shares; Eni’s ADRs are listed on the New York Stock Exchange.
Based on information available and received in accordance with Article 120 of the Legislative Decree No. 58 of February 24, 1998 ("TUF") and on Consob Decision No. 11971/1999, as of December 31, 2008, shareholders holding more than 2% of Eni’s share capital were the following:

(1)	Information on shareholding structure is provided in accordance with Article 123-bis of Testo Unico della Finanza (Legislative Decree No. 58/1998). For the rules on the appointment and replacement of Directors, see the specific chapter "Board of Directors" below. Information on changes to Eni’s By-Laws, as requested by Article 123-bis of the Testo Unico della Finanza, the Company applies the ordinary rules, except for the information reported in the chapter on the special powers of the State below. Article 23.2 of Eni’s By-laws entrusts the Board of Directors with the task to amend the By-laws in case of new laws.

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Main shareholders
Shareholders	Shares held	% of capital

Ministry of Economy and Finance	813,443,277	20.31
Cassa Depositi e Prestiti SpA (a)	400,288,338	9.99
Eni SpA (own shares)	382,954,240	9.56

(a)	Cassa Depositi e Prestiti SpA is controlled by the Ministry of Economy and Finance.

Shareholders by area
Shareholders	Number of shareholders	Number of shares	% of capital (a)

Italy	295,299	2,357,497,054	58.86
UK and Ireland	1,035	184,096,598	4.60
Other EU	4,148	460,037,433	11.49
USA and Canada	1,827	416,376,724	10.39
Rest of world	1,589	153,618,477	3.83
Own shares at the dividend date		360,801,934	9.01
Other		72,930,656	1.82
Total		4,005,358,876	100.00

(a)	As of May 22, 2008, payment date of the balance dividend for fiscal year 2007 (ex-dividend date, May 19, 2008).

Shareholders by amount of shares held
Shareholders	Number of shareholders	Number of shares	% of capital (a)

>10%	1	813,443,277	20.31
3% - 10% (b)	2	570,823,315	14.25
2% - 3%	0	0	0
1% - 2%	7	452,855,109	11.31
0.5% - 1%	7	211,320,150	5.28
0.3% - 0.5%	10	156,627,517	3.91
0.1% - 0.3%	49	354,174,592	8.84
= 0.1%	303,822	1,012,382,326	25.27
Own shares at the dividend date		360,801,934	9.01
Other		72,930,656	1.82
Total		4,005,358,876	100.00

(a)	At the payment date (May 22, 2008) of balance dividend for fiscal year 2007 (ex-dividend date, May 19, 2008).
(b)	Afterwards, Intesa San Paolo Group reduced the percentage of shares held from 4.26% to 1.23%.

Shareholders’ agreements
Eni is not aware of any pact involving shareholders as provided for by Article 122 of TUF.

Treasury shares and powers of the Board of Directors
On April 29, 2008, Eni’s Shareholders’ meeting authorized the Board of Directors, under Article 2357 of Civil Code, the continuation of the program for the purchase of own shares for a further 18 months period and up to 400 million Eni’s shares, nominal value euro 1, for an aggregate amount not exceeding euro 7,400 million, taking into account the number and amount of Eni’s shares held in treasury as of April 29, 2008. The purchase price shall not be lower than the nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5%[2]. At December 31, 2008, shares held in treasury by Eni amounted to 9.56% of Eni’s share capital.

Stock ownership limitation and voting rights restrictions
In accordance with Article 6 of Eni’s By-laws and in accordance with the special provision of Article 3 of Law Decree No. 332/1994 as converted into Law No. 474/1994 ("Law No. 474 of 1994"), no shareholder can directly or indirectly own a shareholding higher than 3% of Eni’s share capital; shares held above this limit do not allow to exercise the right to vote and other rights, except for the right to participate in profits. This limitation does not apply to shares held by the State, the

(2)	For further details see the paragraph "Treasury shares purchased" of Eni’s Annual Report "Notes to the consolidated financial statements".

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Public Entities or entities controlled by them. The law states in addition that this limitation is waived in case of a public offer to buy Eni’s shares whereby the offeror will hold at least the 75% of share capital giving the right to vote on the appointment or revocation of the Board of Directors.

Special powers of the State (Golden Share)
Article 6.2 of Eni’s By-laws, in accordance with the special law referred to Law No. 474 of 1994, attribute to the Minister of Economy and Finance, in agreement with the Minister of Economic Development, the following special powers to be used in compliance with the criteria indicated in the Decree of the President of the Council of Ministers of June 10, 2004 and, synthetically:
a)
opposition with respect to the acquisition of material shareholdings representing 3% of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meeting by people subject to ownership limitations[3]. Such opposition is required to be duly motivated and expressed within 10 days of the date of the notice to be filed by the Board of Directors at the time a request is made for registration in the Shareholders’ register, when the transaction is considered prejudicial to vital interests of the State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing the material shareholding should not be exercised. If the opposition power is exercised, by a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the purchaser can not exercise the voting rights and the other non-asset linked rights connected with the shares representing the material shareholding and must sell the relevant shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code;
b)
opposition with respect to the subscription of shareholders’ agreements or other arrangements (as defined by Article 122 of the TUF) whereby 3% or more of the share capital of Eni having the right to vote at ordinary Shareholders’ Meetings is involved. In view of exercising the opposition power, the public authority responsible for regulating Italian securities and exchanges (Consob) communicates to the Minister of Economy and Finance any significant shareholders’ agreement notified in accordance with

Article 122 of the TUF. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned agreements can not be exercised. If the opposition power is exercised through a duly motivated act in consideration of the prejudice that may be caused by said agreements to the vital interests of the Italian State, the shareholders agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ agreements behave as if those agreements disciplined by Article 122 of the TUF were still in effect, the resolutions approved with their vote, if determining for the approval, can be sued;
c)
veto power – duly motivated in connection with the prejudice to the interests of the State – with respect to shareholders’ meeting resolutions to wind-up the company, to transfer the enterprise, to merger or to demerger, to transfer the headquarters of the company abroad, to change the company objects or to amend the By-laws canceling or modifying any of the special powers described in this section (with reference to letters a), b), c) and the following letter d);
d)
appointment of a Board member without voting right in the Board resolutions.
The acts whereby these special powers are exercised may be sued by the legitimate subjects before the Regional Administrative Court of Lazio within 60 days.

Shares and equity instruments - Law No. 266 of December 23, 2005
Law No. 266 of December 23, 2005 (Budget Law for 2006) in Article 1, paragraphs 381 to 384, in order to promote the process of privatization and the diffusion among the public of shareholdings in companies in which the State holds significant stakes, introduced the option to include in the by-laws of such listed companies, like Eni, provisions for the issuance of shares, or securities bearing the same characteristics as shares, which give to the special meeting of their relevant holders, the right to request the issuance on their behalf of new shares, also at par value, or securities bearing the right to vote at both ordinary and extraordinary shareholders’ meeting. The introduction of these norms in Eni’s By-laws would entail the cancellation of the 3% threshold to individual shareholdings as contained in the mentioned Article 6.1 of Eni’s By-laws. To date, Eni’s By-laws doesn’t contain this provision.

(3)	The persons detailed in Article 6.1 of Eni’s By-laws.

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Significant agreements which take effect, alter or terminate upon a change of control of Eni
Except for what explicitly indicated, Eni and its subsidiaries are not party to any material agreement that can be disclosed without serious prejudice to the company, that comes into force, is modified or expires in case of a change in the shareholders currently controlling Eni. Material agreements are deemed to be those that require to be examined and approved by the Board of Directors as they fall within the matters reserved to the Board itself.
In particular, the agreements that fall within this category concern: (i) the shareholders’ agreement in place which includes Eni, Amorim Energia, and Caixa Geral de Depósitos for the joint management of Galp Energia SGPS SA. The agreement provides that in case of change of control of any participating company, the other partners have a call option to purchase the Galp shareholding held by the party whose controlling entity has changed; (ii) any expiry of the natural gas distribution license of the subsidiary Distribuidora de Gas Cuyana SA, due to the provisions of Article 34 of Title VIII of Law 24.076 if the company were to be controlled by a shareholder that engages directly or through subsidiaries in the activities of production, storage or distribution of natural gas in Argentina.

Shareholders’ Meeting and shareholders’ rights
The Shareholders’ Meeting resolves in the ways and on the issues set for by applicable law and Eni’s By-laws in ordinary and extraordinary form. In particular, an ordinary meeting appoints and revokes directors and statutory auditors, approves financial statements within 120 days from the end of each fiscal year (December 31), while an extraordinary meeting approves changes in By-laws and extraordinary transactions, such as capital increases, mergers and demergers.
With the aim of facilitating the attendance of shareholders, according to Article 13 of the By-Laws, calls for meetings are published in the Official Gazette of the Italian Republic and in the "Il Sole 24 Ore", "Corriere della Sera" and "Financial Times" newspapers.
In order to attend at a meeting, a shareholder must present a communication issued by financial intermediaries at least two business days prior to the date of the meeting in first call. The communication can be withdrawn, through the financial intermediaries, in which case the shareholder loses his right to participate.
Eni’s By-laws allow vote by mail and the collection of proxies in Articles 13 and 14.
Vote by mail can be revoked by express communication sent to the company at least one day before the meeting. Persons that intend to attend the meeting as legal or voluntary representatives of other shareholders must present the documentation confirming their power to the proper office of the company according to the dates and forms indicated in the call for the meeting.
In addition, as provided by Article 14 of Eni’s By-laws, in order to simplify the collection of proxies issued by shareholders that are also employees of Eni and Group companies and members of associations of shareholders that comply with current regulations, Eni provides areas for communicating and collecting proxies to said associations in ways to be agreed from time to time with their legal representatives.
Shareholders representing alone or jointly one fortieth of the share capital may request, within five days from the publication of the call for meeting, an integration to the items on the agenda to be explicitly stated in the request, except for those matters reserved to the Board or based on projects.
On December 4, 1998, Eni approved a regulation for its shareholders’ meetings, available on Eni’s website, in order to guarantee an efficient deployment of meetings, in particular the right of each shareholder to express his opinion on the items in the agenda.
During shareholders’ meetings, the Board of Directors provides wide disclosure on items examined and shareholders can request information on issues in the agenda. Information is provided within the limits of confidentiality, taking account of applicable rules regulating the matter of price sensitive information.

Adoption of the Corporate Governance Code of conduct of Borsa Italiana and adoption of Eni’s Code
In its meeting of December 13, 2006, the Board of Directors resolved to adhere to the new Code of corporate governance adopted by Borsa Italiana on March 14, 2006 ("Borsa Italiana Code[4]") reiterating its previous resolution of January 2, 2000. In view of that Eni, on the base of Borsa Italiana Code and with the aim of implement its provisions, has adopted its own code (the "Code" or "Eni Code"). Certain recommendations of the Borsa Italiana Code have been adapted to the specific setup of Eni, while certain others have been clarified thus strengthening Eni’s corporate governance.
The aim of the Code is to clearly and fully disclose Eni’s corporate governance system based on the Borsa Italiana Code.
The Code takes into consideration the fact that Eni is a parent company, is not controlled by any other

(4)	The Borsa Italiana Code is published at www.borsaitaliana.it.

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company and is not subject to direction and co-ordination by any Italian or foreign entity (company or body); hence, all the principles expounded in the Borsa Italiana Code not consistent with this status have been adjusted to avoid misunderstanding among Eni’s shareholders and other stakeholders.
Similarly, the Code considers that the By-Laws currently in force foresee a traditional administration and control model (removing the provisions about one-tier or a two-tier model of management and control system as foreseen in the Borsa Italiana Code), the separation of the roles of the Chairman and the CEO (making the appointment of a lead independent director unnecessary), and provides for specific rules on the appointment and composition of the Board of Directors and of the Board of Statutory Auditors.
In view of guaranteeing more transparency and understanding, the Eni Code directly makes specific choices where the Borsa Italiana Code leaves this option to listed companies, making further resolutions on these matters unnecessary (e.g., the choice not to re-allocate or modify the Board committees tasks, the choice to entrust internal control responsibilities to only one managerial position, the provision that the internal control manager refers also to the CEO and the choice not to entrust internal auditing activities to third parties).
Certain provisions of the Borsa Italiana Code regarding matters reserved to the Shareholders’ Meeting were merely indicated or suggested by the Eni Code as the Board of Directors cannot resolve on matters reserved to the Shareholders’ Meeting. Certain generic recommendations of the Borsa Italiana Code have been specified in the Eni Code, in particular criteria regarding the independence of directors, by clearly stating the levels of "supplementary remuneration", which jeopardizes the independence requirement, and the meaning of "close relatives".

The Eni Code establishes certain principles that enhance the level of governance recommended by the Borsa Italiana Code; in particular:

  in achieving the Company’s purpose, the directors shall take into account the interests of all stakeholders as a guideline;
  directors with delegated powers are due to report their activity to the Board of Directors every two months, compared to the three-month period prescribed by the Borsa Italiana Code;
  the Board review can be performed with the support of a specialized external consultant, to ensure its objectiveness;
  directors and auditors shall hold their positions only as long as they deem to be able to dedicate the necessary time to diligently perform their duties;

  the number of members of Board committees mentioned by Eni Code (Internal Control Commission and Compensation Committee) shall be lower than the majority of Board members in order not to interfere with the Board’s decision-making process;
  the Internal Control Committee’s opinion on corporate rules introduced to ensure that all transactions carried out with related parties and transactions in which a director has an interest, are performed in a transparent way and according to the criteria of substantial and procedural fairness; furthermore, Internal Control Committee has a relevant role in the instruction of related parties transactions, as requested by principles and best practices regulating this matter;
  the proposal of appointment of the manager delegated to internal control to the Board of Directors is drafted by the CEO, in agreement with the Chairman, with the opinion of the Internal Control Committee, as determined by the Board of Directors decision of October 30, 2008 which also decided that the same procedure shall apply for the appointment of Internal Audit manager;
  at least two members of the Internal Control Committee must have adequate experience in accounting and finance (the Borsa Italiana Code foresees only one member with these skills).

The Board of Statutory Auditors was invited to expressly agree to the provisions of the Borsa Italiana Code on the Board of Statutory Auditors, and promptly adhered during its December 13, 2006 meeting.

Following the adoption of the Code, the Board of Directors approved several rules regarding the implementation and specifying of its provisions.
In particular:

  the powers of the Board of Directors have been redefined: the Board maintains an absolute central role in Eni’s corporate governance system, with wide responsibilities that encompass the definition of the organizational set-up of the parent company, its subsidiaries and internal control systems;
  the most important transactions of Eni and its subsidiaries, that require the approval of the Board of Directors, have been defined, including transactions with related parties and those ones where one or more directors have an interest on their own or third parties behalf;

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  the Board of Directors has a central role in defining sustainability policies and approving the sustainability report, which is submitted also to the Shareholders’ Meeting;
  the subsidiaries with strategic relevance have been identified;
  the Board of Directors has expressed its opinion on the admissible maximum number of positions in other companies that can be held by Eni’s directors to ensure a sufficient amount of time for the effective performance of their duties;
  the principle of not interfering in the decision-making process has been applied to Eni listed subsidiaries (in Italy, Saipem SpA and Snam Rete Gas SpA), with the commitment, for Eni, to observe the Code provisions for listed company shareholders. The same principle has been subsequently applied also to subsidiaries that fall within regulations on unbundling which applies to companies managing gas infrastructures (in Italy, Snam Rete Gas, Italgas and Stogit) in line with the evolution of sector specific regulation.

Giving execution to Code provisions, for the first time in its meeting of March 16, 2007, confirming its previous decision in the meeting of October 30, 2008 the Board of Directors with the positive opinion of the Internal Control Committee, entrusted the Internal Audit Manager as manager delegated for the Internal control.

Eni’s corporate governance model, therefore, complies with the provisions of the Borsa Italiana Code and foresees certain provisions intended to improve the level of corporate governance.

Eni’s Code is published on Eni’s website, www.eni.it in the section "Corporate Governance".
The "Comment" included in the Borsa Italiana Code has not been published there, in order to not lengthen the document; however Eni took it into account in the implementation of provisions and criteria.

The Board of Directors

Composition
In accordance with Article 17 of Eni’s By-laws, the Board of Directors is made up of three to nine members.
The Shareholders’ Meeting determines the number within said limits.
In accordance with By-laws, minority shareholders can appoint a number of representatives in the Board correspondent to three tenths of the members (rounded off in the event of a fractional number to the next higher number).
The Board of Directors presently in office is made up of nine members appointed by the Shareholders’

Meeting of June 10, 2008, for a three financial year term; their mandate expires with the Shareholders’ Meeting convened to approve financial statements for fiscal year 2010.
The current Board of Directors is formed by the Chairman, Roberto Poli, the CEO, Paolo Scaroni, and directors, Alberto Clô, Paolo Andrea Colombo, Paolo Marchioni, Marco Reboa, Mario Resca, Pierluigi Scibetta and Francesco Taranto.
Roberto Poli, Paolo Scaroni, Paolo Andrea Colombo, Paolo Marchioni, Mario Resca and Pierluigi Scibetta were candidates included in the list of the Ministry for Economy and Finance.
Alberto Clô, Marco Reboa and Francesco Taranto were candidates included in the list presented by institutional investors.
Roberto Ulissi, the Group’s senior vice president for Corporate Affairs and Governance, has been confirmed Secretary of the Board of Directors.

Appointment
In order to allow for the presence of representatives elected by minority shareholders, as provided for by Law No. 474/1994 and consistently with the TUF, Eni’s By-laws provide that the directors having decisional power have to be elected through a list vote. According to Article 17 of Eni’s By-laws and the provisions of Law No. 474 of 1994, shareholders representing at least 1% of voting shares, alone or together with other shareholders, and the Board of Directors have the right to present lists for the appointment of directors. Each shareholder can present or participate in presenting and voting for only one list.
Entities controlling a shareholder and companies controlled by a common entity are forbidden from presenting or otherwise concurring to the presentation of additional lists and from voting them, also through intermediaries or fiduciaries.
Lists, in which the independent candidates are clearly identified, are to be filed at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting on first call (20 days in case of the Board of Directors presenting a list) and published in at least three national (two finance) newspapers in accordance with Law No. 474/2004. Lists must be also be filed with Borsa Italiana and published on Eni’s website.
All candidates must posses the honorability requirements as provided for by the applicable legislation. Filing a list is a pre-requisite for its validity together with filing of a professional curriculum of each candidate and statements in which each candidate accepts his candidature and attests the lack of situations of ineligibility or incompatibility and the possession

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of the honorability and, in case, the independence requirements.
After the votes are cast, appointments take place by extracting seven tenths of directors from the majority list in the order in which they are listed and the remaining directors from the other lists that must not be directly or indirectly connected with the shareholders that filed or voted the list that collected the majority of votes.
The list vote is applied only when the whole Board is re-elected.
In case of appointment of directors that for whatever reason have not been voted according to the described procedure, the Shareholders’ Meeting decides with the majorities set by the law, so that the composition of the Board complies with the law and Eni’s By-laws.
As per Article 6, paragraph 2, letter d) of Eni’s By-laws, the Minister for Economy and Finance, in agreement with the Minister of Economic Development, may appoint one member of the Board without voting rights in addition to those appointed by the Shareholders’ Meeting.
The Ministers chose not to appoint such member.

Independence and honorability requirements, causes for ineligibility and incompatibility
The TUF provides that at least one member, or two members if the Board is composed by more than seven members must possess the independence requirements provided for statutory auditors of listed companies, as per Article 148, paragraph 3, of same rule.
Article 17.3 of Eni’s By-laws states that at least one member, if the Board is made up by up to five members, or three Board members, in case the Board is made up by more than five members, shall have those independence requirements. This rule actually increases the number of independent directors in Eni’s Board, as compared to what is required by the law. In addition Eni’s By-laws provide for a mechanism that supports Eni’s voting system by ensuring in any case the presence of the minimum number of independent directors in the Board.
Eni Code foresees further independence requirements, in line with the ones provided by the Borsa Italiana Code. The TUF, as implemented in Article 17.3 of Eni’s By-laws, provides that the persons acting as directors and general managers of listed companies shall possess the honorability requirements prescribed to members of control bodies of listed companies. Directors must comply with additional requirements specifically determined for them.

In accordance with Article 17.3 of Eni’s By-laws, the Board periodically evaluates independence and honorability of directors and the absence of reasons for ineligibility and incompatibility. The Eni Code also provides for the Board of Statutory Auditors to verify the proper application of criteria and procedures adopted by the Board to evaluate the independence of its members.
In accordance with Article 17.3 of Eni’s By-laws, should the independence and honorability requirements be impaired or cease that were declared or prescribed by the law or should reasons of ineligibility arise, the Board declares the termination of office of the member lacking said requirements and provides for his substitution or, alternatively, allows any impaired director to eliminate any reasons for incompatibility within a set deadline. Board members are expected to inform the company if they lose their independence and honorability requirements or of any reasons for ineligibility or incompatibility that might arise.
After their appointment, the Directors have presented their statements confirming they possess the requirements of honorability and independence and the Board has verified it, as provided for by the Eni Code and applicable laws.
On February 26, 2009 as part of the periodic assessment of each Board member’s requirements provided by the law and Eni’s By-laws, the Board of Directors assessed that all its members possess the honorability requirement, based on individual statements received. In addition, non executive directors Clô, Colombo. Marchioni, Reboa, Resca, Scibetta and Taranto have been deemed to be independent in accordance with applicable laws, Eni’s By-laws and the Eni Code[5]. Director Clô has been confirmed as independent also under the Eni Code, although he has been holding his office for more than nine years, because he was appointed by minority shareholders (in particular institutional investors) and due to his outstanding professional expertise and independence of judgment.
The Board of Statutory Auditors has always verified, in the last occasion on its meeting of March 3, 2009, the proper application of criteria and procedures adopted by the Board to evaluate the independence of its members.
A lead independent director has not been appointed in light of the clear distinction of functions between Chairman and CEO.
Attached tables detail the evaluations made by the Board.

(5)	Although the Board’s Chairman is a non executive director, he cannot be deemed independent under the Borsa Italiana Code, as he is also a top manager of the company (Application criterion 3.C.2).

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Board’s opinion on the matter of the admissible number of positions held by directors in other companies
In its meeting of June 11, 2008, the Board of Directors expressed its opinion on the matter of the admissible number of positions held by Directors in other companies, as required by the Eni Code, confirming the opinion of the preceding Board, as follows:
  an executive director should not hold: i) the position of executive director in any other Italian or foreign listed company, or in any finance, banking or insurance company or any company with a net equity exceeding euro 10 billion and ii) the position of non-executive director or statutory auditor (or member of any other advisory committee) in more than three of said companies;
  a non-executive director, should not hold further positions than the one held in Eni, as: i) executive director in more than one of the companies mentioned above and non-executive director or statutory auditor (or member of any other control body) in more than three of the mentioned companies, or as ii) non-executive director or statutory auditor in more than six of the mentioned companies.

All the positions held in Eni’s subsidiaries are excluded for the purposes described above.
In case a director exceeds said limits in terms of positions held, he should timely inform the Board, who shall judge the situation taking into account the interest of the Company and call upon the interested director to make a decision on the matter. In any case, before accepting the office of director or statutory auditor (or member of any other control entity) of a company not related to Eni, the executive director informs the Board of Directors that evaluates its compatibility with his office at Eni and the interests of Eni. This rule applies also to the General Managers of Eni’s divisions.
The Board’s resolution on this matter is published on Eni’s website in the Corporate Governance section.
On the basis of available information, subsequently to the appointment of the Board and to the Board’s meeting of February 26, 2009, the Board of Directors verified that the number of positions held in other companies by each Board member complies with the above mentioned limits[6].

Positions held by directors in other Boards
Based on information received, as requested by Eni Code, follows information on positions held in other Boards of Directors or Boards of Statutory Auditors of companies listed in regulated markets also outside Italy, financial, banking or insurance or large companies by members of Eni’s Board of Directors. The personal and professional curriculum of Directors is available on Eni’s website.
In the attached table is reported the number of relevant position held by every member of the Board.

ROBERTO POLI
Chairman of Poli e Associati, Board member of Mondadori SpA, Fininvest SpA, Merloni Termosanitari SpA, Coesia SpA, Maire Technimont SpA, Perennius Capital Partners SGR SpA.

PAOLO SCARONI
Board member of Assicurazioni Generali SpA, LSEG plc (London Stock Exchange Group), Veolia Environment SA.

ALBERTO CLÔ
Board member of Atlantia SpA, Italcementi SpA, De Longhi SpA.

PAOLO ANDREA COLOMBO
Board member of Mediaset SpA, Interbanca SpA, Ceresio Sim , Versace SpA, Statutory Auditor of Aviva Vita SpA, Sirti SpA, A. Moratti Sapa, Humanitas Mirasole SpA, Credit Agricole Assicurazioni Italia SpA.

PAOLO MARCHIONI
Director of Consip SpA until June 2008

MARCO REBOA
Board member of Interpump Group SpA. Chairman of the Board of Statutory Auditors of Luxottica Group SpA and Mediobanca SpA, Statutory Auditor of Gruppo Lactalis SpA and Egidio Galbani SpA.

MARIO RESCA
Chairman of Finbieticola SpA, Confimprese. Vice president of McDonald’s Development Italia Inc. Board member of Mondadori SpA, Finance Leasing SpA, ARFIN SpA.

PIERLUIGI SCIBETTA
Board member of Gestore del Mercato Elettrico SpA.

FRANCESCO TARANTO
Board member of Banca Carige SpA, Cassa di Risparmio di Firenze, Pioneer Global Asset Management SpA (Unicredito Group), Kedrios SpA, Alto Partners SGR.

(6)	The preceding Board of Directors had been subjected to evaluation on February 15, 2008.

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Role
The Board of Directors is entrusted with the fullest powers to achieve the Company’s purpose.
On June 11, 2008, the Board of Directors appointed Mr. Paolo Scaroni[7] as Chief Executive Officer and General Manager and delegated to him all necessary powers for the administration of the Company, with the exception of those powers that cannot be delegated in accordance with current legislation and those retained exclusively by the Board of Directors on the matters regarding major strategic, operational and organizational decisions. These powers specify the role of the managing entity as provided for by the Eni Code.

In detail, the Board of Directors:
1.
Establishes the Company and Group Corporate Governance system and rules. In particular, after consulting the Internal Control Committee, the Board approves the rules that ensure the substantial and procedural transparency and correctness of the transactions carried out with related parties and those in which a Director holds an interest, on his behalf or on behalf of third parties. The Board adopts a procedure for the management and disclosure to third parties of documents and information concerning the Company, having special regard to price sensitive information.
2.
Establishes among its members one or more committees with advisory and consulting tasks, appoints their members, establishes their responsibilities, determines their compensation and approves their regulations.
3.
Confers and revokes the powers of the CEO and the Chairman; establishes terms, limits and operating methods of the exercise of such powers and determines the compensation related to the powers, on the basis of proposals from the Compensation Committee and after consulting the Board of Statutory Auditors. The Board may issue instructions to the CEO and the Chairman and reserve to itself any operations that pertain to its powers.
4.
Establishes the guidelines of the organizational, administrative and accounting set-up of the parent company, including the internal control system, the main subsidiaries and the Group; evaluates the adequacy of the organizational, administrative and accounting set-up designed by the CEO in particular with regard to the management of conflicts of interest.

5.
Establishes, in particular, based on the recommendations of the Internal Control Committee, the guidelines of the internal control system, in order to ensure the identification, measurement, management and monitoring of the main risks faced by the Company and its subsidiaries. It evaluates adequacy, effectiveness and effective functioning of the internal control system managed by the Chief Executive Officer on an annual basis.
6.
Establishes, based on the recommendation of the Chief Executive Officer, Company and Group strategic guidelines and targets, including Sustainability policies. It reviews and approves the Company’s and Group’s strategic, operational and financial plans and the strategic agreements to be entered by the Company. It examines and approves the Company’s non-profit activities plan and approves unplanned expenditures that amount to more than euro 500,000.
7.
Examines and approves annual budgets for Eni’s Divisions and the Company, as well as the Group’s consolidated budget.
8.
Examines and approves the Company’s and Group’s interim financial report and quarterly consolidates accounts, as per current regulations. Examines and approves the sustainability report, submitted also to the Shareholders’ Meeting.
9.
Receives from Board members with delegated powers, at every Board meeting or at least every two months, reports informing the Board of activities carried out in exercising the delegated powers as well as updates on activities carried out by the Group and on atypical or unusual transactions or transactions with related parties that were not previously submitted to the evaluation and approval of the Board. In particular, it receives a half-year report on the changes of approved capital projects indicated under No. 12, letters b) and c) on the basis of criteria defined by the Board itself.
10.
Receives half-year updates on the Board committees’ activities.
11.
Evaluates the general performance of the Company and the Group, on the basis of information received from Board members with delegated powers, with particular attention to situations of conflicts of interest and compares results achieved as contained in the annual report and interim and quarterly reports, with the budget.

(7)	Paolo Scaroni was appointed Chief Executive Officer and General Manager for the first time on June 1, 2005.

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12.
Evaluates and approves any transaction executed by the Company and its subsidiaries that have a significant impact on the company’s results of operations and liquidity. Particular attention is paid to situations in which Board members hold an interest on their own behalf or on behalf of third parties, and to related parties transactions. The Board ensures the principle of not interfering in the decision making process of the Group listed subsidiaries and subsidiaries subject to unbundling regulation. It also ensures the confidentiality of trade relations between said subsidiaries and Eni or third parties for the protection of the subsidiaries’ interests.
Transactions with a significant impact on the company’s results of operations and liquidity include the following:
a)
acquisition and disposal of investments, businesses and individual properties, contributions in kind, business combinations, mergers and de-mergers, winding-up, exceeding euro 100 million, notwithstanding Article 23.2 of the By-laws;
b)
capital expenditures exceeding euro 300 million, or less if of particular strategic importance or particularly risky;
c)
any exploration initiatives and portfolio operations in the E&P sector in new areas;
d)
sale and purchase contracts relating to goods and services other than capital goods, for an amount exceeding euro 1 billion or a duration exceeding twenty years or gas supply contracts for at least 3 billion cubic meters per year for a ten-year term;
e)
financing to entities other than subsidiaries: i) for amounts exceeding euro 200 million, if the amount is proportionate to the interest held or, ii) in any case, if in favor of non-related companies or the amount is not proportionate to the interest held;
f)
issuing by the Company of personal and real guarantees to entities other than subsidiaries: i) for amounts exceeding euro 200 million, if in the interest of the Company or of Eni subsidiaries, or associates, as long as the guarantee is proportionate to the interest held or ii) in any case, if the guarantees are issued in the interest of associates and the amount is not proportionate to the interest held. In order to issue the guarantees indicated in section i) of letter f), if the amount ranges between euro 100 million and euro 200 million, the Board confers powers to the CEO and the Chairman, to be exercised jointly in case of urgency.
13.
Appoints and revokes, on recommendation of the CEO and in agreement with the Chairman, the General Managers of Divisions and attributes powers to them. In case of Chief Executive Officer appointment as General Manager, the Chairman makes the proposal.

14.
Appoints and revokes, on recommendation of the CEO and in agreement with the Chairman, and with the approval of the Board of Statutory Auditors, the Manager charged with preparing the Company’s financial reports as per Legislative Decree No. 58/1998. Moreover the Board of Directors verifies the adequacy of his powers and resources in order to fulfill this task and the observance of relevant administrative and accounting procedures prepared by him.
15.
Appoints and revokes, on recommendation of the CEO and in agreement with the Chairman, after consulting the Internal Control Committee, the person in charge of internal control and the Internal Audit Manager, determining his/her compensation in line with the Company’s remuneration policies, and approves the guidelines set for those activities.
16.
Ensures a person is identified as responsible for handling the relationships with the Shareholders.
17.
Establishes, on the basis of the proposals received from the Compensation Committee, the criteria for top management compensation and implements the stock incentive plans approved by the Shareholders’ Meeting.
18.
Examines and decides on proposals submitted by the CEO with respect to voting powers and to the appointment of members of the management and control bodies of the main subsidiaries. With specific regard to the shareholders’ meetings of listed companies of the Eni’s Group, the Board ensures the observance of the Corporate Governance Rules regarding the shareholders’ meetings.
19.
Prepares the proposals to be submitted to the Shareholders’ Meeting.
20.
Examines and resolves on other matters that the CEO deems appropriate to submit to the Board because of their importance and sensitivity.

Pursuant to Article 23.2 of the By-laws, the Board resolves on: mergers by incorporation and proportional demergers of at least 90% of directly owned subsidiaries; establishment and winding up of branches; amendments to the By-laws in order to comply with applicable legislation.
During the fiscal year the Board can approve the distribution of interim dividends to shareholders, as per Article 29.3 of Eni’s By-laws.
The Board of Directors, in its meeting of June 30, 2008, has delegated to the Chairman, Roberto Poli, powers for researching and promoting integrated projects and strategic international agreements, as provided by Article 24.1 of Eni’s By-Laws.

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In accordance with Article 27 of Eni’s By-laws, the Chairman chairs the Shareholders’ Meeting, calls and chairs meetings of the Board of Directors and controls the application of decisions made- by the Board.
On June 11, 2008 the Board of Directors determined that Saipem SpA, Snam Rete Gas SpA, Eni International BV and Polimeri Europa SpA are strategically relevant subsidiaries with reference to the approval of transactions mentioned in No. 12 above.
On January 22, 2009, the Board of Directors deemed adequate the organizational, administrative and accounting structure of the company, of its strategically relevant subsidiaries and of the Group. At the same date, it deemed adequate the powers and means conferred to the Manager in charge of the preparation of financial reports for performing his duties.
On February 12, 2009 the Board approved the guidelines for transactions in which a Director (or Statutory Auditor) has an interest and for related parties transactions, with the opinion of the Internal Control Committee, keeping account of most recent principles[8].
On March 13, 2009 the Board deemed adequate, efficient and effectively functioning the internal control system of the company. At the same date the Board also verified, according to Article 154-bis TUF, that the administration and accounting procedures prepared by the Manager in charge of the preparation of the financial reports, have been duly respected.
On February 26, 2009, the Board also performed the Board review[9].

Meetings and functioning
In its meeting of June 11, 2008, the Board of Directors approved internal rules for the calling and functioning of its meetings.
The Chairman convenes Board meetings, and, in agreement with the CEO, defines items on the agenda. Notice is sent to the Directors, Statutory Auditors and the Magistrate of the Court of Accounts within five days of the meeting’s date[10]. Under particular circumstances and in case of urgency the Board may be convened at least 12 hours in advance.
Board members, Statutory Auditors and the Magistrate of the Court of Accounts receive in advance, adequate and thorough information on all items on the agenda, except for price sensitive items that are not communicated in advance.
During meetings, directors can meet managers of Eni and its subsidiaries in order to obtain information on specific matters of the agenda items. Eni’s By-laws allow meetings to be held by video or teleconference.
Based on the provisions of Article 2391 of the Civil Code and of the Eni Code, before discussing the items in agenda, each director is expected to inform the Board about any interest he might directly or indirectly have in the transactions or issues to be discusses, indicating its nature, terms, origin and extent. Transactions in which a director has an interest or to which he is a related party are regulated by internal guidelines as approved on February 12, 2009 by the Board of Directors, with the opinion of the Internal Control Committee.
In 2008, the Board of Directors met 19 times (of which 15 ordinary meetings and 4 extraordinary meetings) for an average duration of 2 hours and 40 minutes. The average attendance rate to Board meetings was 98.66%, the attendance rate of independent non-executive Board members was 98.54%. The attendance rate for the Board presently in office was 98% both for the delegated director and the independent delegated director. As concerns the current year, until March 13, 2009 the Board of Directors met 4 times, including the one held on March 13. Other 12 meetings are expected to be held until year end.
The general public is informed, with advance notice normally before the closing of the year, of the dates of meetings convened for the approval or review of annual, semi-annual, full-year preliminary accounts and quarterly accounts, as well as resolution and proposal of interim dividends and final dividends, and related ex-dividend and payment dates. The financial calendar is available on Eni’s website.
The Eni Code provides that independent directors may hold meetings attended exclusively by non-executive independent members. This power was exercised in the meeting of January 22, 2009.
In the attached table, the percentage of attendance of each member of the Board to the Board of Directors’ and Board committees’ meetings is presented.

Board review
In line with international best practices and as provided for by the Eni Code and the Borsa Italiana Code, the Board of Directors performed, for the third time, its self assessment of size, composition and functioning and of the activities of the Board and Board committees.
The current Board performed its first review supported by a specialized consulting firm, Egon Zehnder, the same company of the preceding two years, to guarantee continuity and homogeneity of analyses.
Egon Zehnder’s work was focused on: (i) size and

(8)	Further details are found in the specific paragraph below.
(9)	Further details are found in the specific paragraph below.
(10)	Further details are found in the specific paragraph below.

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composition, level of functioning and efficiency of the Board; (ii) identifying areas of improvement or weakness in the functionality and efficacy of the Board; (iii) efficiency of improvement actions decided after the previous Board review and the related level of satisfaction of Board members; (iv) assessing Eni’s Board efficiency by benchmarking it against national companies of comparable size, complexity and scope.
Consultants performed an in-depth interview of each member and presented the results to the Board of Directors, that discussed and confirmed them in its meeting of February 26, 2009. The review was substantially positive.
The Board in fact confirmed the positive elements and areas of excellence registered in the previous years, in particular: (i) efficient size; (ii) the transparency in presenting issues to the Board; (iii) the satisfying level of quantity and quality of information provided; (iv) excellent relations with top management and their availability to provide information; (v) valuable and accurate work performed by committees, in particular the Internal Control Committee; the Board also expressed its appreciation to the new Oil-gas Energy Committee.
Independent directors expressed interest and availability to provide an even more constructive support to the CEO and Chairman, also trough separate meetings as provided for by the Eni Code.

Induction of Board Members
In line with the provisions of the Eni Code on the efficient and aware performance of his role by each Director, Eni prepared a training plan (induction) for the current Board of Directors, aimed at providing Board members, especially newly elected members with an in-depth knowledge of Eni’s activities, business segments and organization as well as the competitive landscape and the role the Board is expected to play in relation to the company’s specific features. This training plan is addressed also to the new Statutory Auditors, but all members of both Boards are invited to participate.
The program was started on June 30, 2008 and included meetings dedicated to discussing the issues identified with Eni’s top management and external consultants with well-known professional expertise. Main issues covered were: (i) responsibilities, duties, powers, composition and functioning of the Board of Directors; (ii) the energy and oil markets and competition analysis; (iii) the Company’s organizational set-up; (iv) Eni’s core businesses; (v) the Company’s decision making process; (vi) sustainability and management ethics; (vii) technological innovation. Specific sessions will be dedicated to the members of Board committees.
In addition to the induction program, all Board members are required to attend initiatives and training programs as part of a ongoing training. In this light, board meetings can be held also outside Eni’s registered head-offices, also abroad, in order to improve knowledge of Eni’s operating activities.

Remuneration
Board members’ emoluments are determined by the Shareholders’ Meeting; the Chairman and the CEO emoluments are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors.
On June 10, 2008 the Shareholders’ Meeting resolved to determine the annual emolument of the Chairman in euro 265,000 and of Board members in euro 115,000, thus confirming emoluments structure and amounts defined in 2005. The Shareholders’ Meeting also resolved a bonus to the Chairman and each Board member the amount of which is determined in accordance with Eni’s position in the reference year, with reference to Eni’s shares performance as compared with the performance of the seven largest international oil companies for market capitalization. The share performance takes account of the dividend paid. The bonus amounts to euro 80,000 or euro 40,000, and euro 20,000 or euro 10,000 for the Chairman and each Board member, respectively, depending on whether the performance of Eni shares is rated first or second, or third or fourth in the reference year, respectively. No bonus is paid in case Eni scores a position lower than the fourth one. In the meeting of March 14, 2008, the Board verified that Eni rated seventh in the mentioned positioning in 2007.
In the meeting of June 11, 2008, the Board of Directors determined the additional element of remuneration for the Board members holding positions in Board’s committees, with the exclusion of the Chairman and CEO, confirming their structure and amount as approved in 2006. This fee amounts to euro 30,000, and euro 20,000 for the position of chairman of a committee and of member of a committee, respectively. This amount decreases to euro 27,000 and euro 18,000 in case a member holds positions in more than one committee.
The remuneration of the Chairman is made up of a fixed part and a bonus. The remuneration of the CEO, the General Managers and other key-managers[11] is made up of a base salary, an annual bonus, and long-term incentives.

(11)	These members together with the CEO and the General Managers are permanent members of Eni’s Steering Committee.

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The fixed part of the remuneration of the Chairman and the CEO is set taking into account the powers delegated to them by the Board.
The base salary of the three General Managers of the Company’s divisions and of other key managers is set considering the positions held and their specific responsibilities, with reference to equivalent market levels as benchmarked against national and international companies of comparable size, complexity and scope in the oil and gas, industrial and service sectors. Moreover, base salaries are reviewed and adjusted on a yearly basis considering individual performance and career progression.
Management’s bonuses are composed of monetary amounts that are paid yearly, based on the achievement of both financial, operational and strategic company targets and individual performance targets pertaining to each business or functional unit. The bonuses of the Chairman and CEO are determined based on the achievement of the Company’s targets.
Bonuses paid in 2008 were determined with reference to Eni’s targets for 2007 as approved by the Board of Directors on proposal of the Compensation Committee and defined consistently with the targets of the strategic plan and yearly budget. These targets include a set level of cash flow from operations (with a 30% weight), divisional operating performance (30%), achievement of certain strategic projects (20%) and corporate efficiency (20%). Results achieved have been assessed assuming a constant trading environment and have been verified by the Compensation Committee and approved by the Board of Directors on March 14, 2008. Based on these results, bonuses equaled 115% of the target level, within an interval ranging from 85% to 130% of said pay-out level.
In March 2006, the Board of Directors approved a new long-term incentive scheme for senior managers of Eni and its subsidiaries (excluding listed subsidiaries), as proposed by the Compensation Committee. This new scheme is intended to motivate more effectively and retain managers, linking incentives to targets
and performance achieved in a tighter way than previous incentives schemes. This new	incentive scheme applies to the 2006-2008 three year period and is composed of a deferred monetary incentive, linked to the achievement of certain business growth and operating efficiency targets, replacing the previous stock grant plan, and of a stock option incentive focused on the achievement of certain targets of total shareholder return.
This scheme is intended to balance the monetary and stock-based elements of the remuneration, as well as link financial and operating results to share performance in the long-term. The deferred monetary incentive granted in 2008 is paid after three years from grant depending on the achievement of the annual EBITDA targets preset for the 2008-2010 period. EBITDA results are assessed by comparing actual results with set targets under a constant trading environment for each year. Stock options granted in 2008 can be exercised after three years from the grant in a percentage depending on the performance of Eni shares measured in terms of Total Shareholder Return[12] as compared to that achieved by a panel of major international oil companies over the 2008-2010 three-year period.
At the end of every three year period, the results of the long-term incentive schemes will be reviewed by the Compensation Committee and approved by the Board of Directors.
The CEO, being the General Manager of the company, is entitled to take part to both schemes.
On June 10, 2008, the Shareholders’ Meeting resolved that the Company continues to apply the insurance policy already authorized in May 25, 2006, in favor of the Board members and statutory auditors, for risks associated with the execution of the respective tasks. The table below set forth the break-down of remuneration for 2008.
Upon expiry of the contract as employee of Eni, the CEO

(%)	Chairman	CEO	Divisional General Managers	Other managers with strategic responsibility

Base salary	69	30	42	41
Bonuses (linked to performance)	31	27	27	29
Long term incentive (linked to performance) (*)	-	43	31	30
Total	100	100	100	100

(*)	Evaluation of the deferred bonus (discounted) and the fair value of stock options assigned for target result.

(12)	For a definition of TSR see "Glossary".

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in his quality of General Manager of the parent company is entitled to receive an indemnity that is accrued along the service period. The indemnity is determined by taking into account social security contribution rates and post-retirement benefit computations applied to the CEO base salary and 50% of the bonuses earned as a Director. Taking into account that the CEO has been appointed on June 11, 2008, a provision of euro 134,139.23 has accrued in 2008. A sum of euro 644,179.60 corresponding to the global amount accrued over the preceding three-year period of office was paid. In case the work contract of the CEO is terminated at or before the expiry of his office, the CEO will receive a termination payment, in addition to other termination elements, equal to euro 3,200,000 plus an amount corresponding to the average performance bonus earned in the three-year period 2008-2010 in lieu of notice thus waiving both parties from any obligation related to notice. This payment is not applicable in case the work contract is terminated upon due cause, death or resignation from office other than as a result of a reduction in powers currently attributed to the CEO.

Remuneration earned by members of the Board of Directors, Statutory Auditors, General Managers, and other managers with strategic responsibilities
Pursuant to Article 78 of Consob Decision No. 11971 of May 14, 1999, and to its subsequent modifications, remuneration earned by members of the Board of Directors, Statutory Auditors, General Managers and other managers with strategic responsibilities is reported in the table below. Remuneration earned by managers who held a position in 2007 for a fraction of the year is reported too.

Pursuant to Consob decisions:

  in the column "Emoluments for service at Eni SpA" are reported fixed fees paid to non-executive and executive directors, fixed fees paid to Directors attending the Committees formed by the Board of Directors, and fees paid to Statutory Auditors. Fixed fees earned by the Chairman and the CEO include also fees earned for the powers delegated to them by the Board;
  in the column "Non-cash benefits" are reported amounts referring to all fringe benefits, including insurance policies;
  in the column "Bonuses and other incentives" are reported the portion of fees linked to performances which was awarded in the year to both non-executive directors and executive directors, and the portion of salaries linked to performances which was awarded in the year to the CEO, the General Managers of Eni’s divisions and other managers with strategic responsibilities;
  in the column "Salaries and other elements" are reported base salaries and elements associated to salary paid to the CEO, the General Managers of Eni’s divisions and other managers with strategic responsibilities, and indemnities paid upon termination of the employment contract. Referring to the Statutory Auditors, fees paid for positions held on the Board of Statutory Auditors in Eni’s subsidiaries are also reported.

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(thousand euro)
Name	Position	Term of office	Expiry date of the position (a)	Emoluments for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (b)	Salaries and other elements	Total

Board of Directors
Roberto Poli	Chairman	01.01 - 12.31		04.2011	768	18	345				1,131
Paolo Scaroni	CEO	01.01 - 12.31		04.2011	430	17	1,267		1,363	(c)	3,077
Alberto Clô	Director	01.01 - 12.31		04.2011	157						157
Paolo Andrea Colombo (d)	Director	06.10 - 12.31		04.2011	64						64
Renzo Costi (e)	Director	01.01 - 06.09			85						85
Dario Fruscio (f)	Director	01.01 - 01.30			19						19
Paolo Marchioni	Director	06.10 - 12.31		04.2011	64						64
Marco Pinto (e)	Director	01.01 - 06.09		04.2011	85						85
Marco Reboa	Director	01.01 - 12.31		04.2011	157						157
Mario Resca	Director	01.01 - 12.31		04.2011	143						143
Pierluigi Scibetta	Director	01.01 - 12.31		04.2011	149						149
Francesco Taranto	Director	06.10 - 12.31		04.2011	64						64
Board of Statutory Auditors
Paolo Andrea Colombo (e)	Chairman	01.01 - 06.09			51				33	(g)	84
Ugo Marinelli	Chairman	06.10 - 12.31		04.2011	64						64
Filippo Duodo (e)	Auditor	01.01 - 06.09			35				71	(h)	106
Roberto Ferranti (i)	Auditor	06.10 - 12.31		04.2011	44						44
Edoardo Grisolia (e) (i)	Auditor	01.01 - 06.09			35						35
Luigi Mandolesi	Auditor	06.10 - 12.31		04.2011	44						44
Tiziano Onesti	Auditor	06.10 - 12.31		04.2011	44				40	(l)	84
Riccardo Perotta (e)	Auditor	01.01 - 06.09			35				32	(m)	67
Giorgio Silva	Auditor	01.01 - 12.31		04.2011	80				24	(n)	104
General Managers
Stefano Cao	Exploration & Production	01.01 - 07.31	(o)			1	2,294	(p)	3,825	(q)	6,120
Claudio Descalzi	Exploration & Production	08.01 - 12.31	(r)			1			268		269
Domenico Dispenza	Gas & Power	01.01 - 12.31				1	856	(s)	710		1,567
Angelo Caridi	Refining & Marketing	01.01 - 12.31				2	268		565		835
Other managers with strategic responsibilities (t)						12	3,137		6,475	(u)	9,624
					2,617	52	8,167		13,406		24,242

(a)	The term of position ends with the Meeting approving financial statements for the year ending December 31, 2010.
(b)	Based on performance achieved in 2007.
(c)	Including the base salary of euro 1 million paid to the CEO, in his quality of General Manager, indemnities and other elements for a total amount of euro 363,000 accrued along the service period (from 2005 to 2008), net of the indemnities described under the paragraph "post-retirement benefit of the directors".
(d)	Chairman of the Board of Statutory Auditors until June 9, 2008.
(e)	In office until the Shareholders’ Meeting approving financial statements for the year ending December 31, 2007.
(f)	On January 30, 2008 Dario Fruscio resigned from the Board of Directors.
(g)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Saipem and EniServizi.
(h)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA and in Polimeri Europa and as Chairman of the Board of Statutory Auditors of CEPAV Uno and CEPAV Due.
(i)	Compensation for the service is paid to the Ministry for Economy and Finance.
(l)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of AGI and Servizi Aerei.
(m)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Snam Rete Gas SpA.
(n)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA and as Chairman of the Board of Statutory Auditors of TSKJ Italia Srl.
(o)	In office until July 31, 2008.
(p)	Includes the pro-quota portion of deferred bonus awarded for the 2006-2008 three-year period.
(q)	Includes indemnities paid upon termination.
(r)	Appointed on August 1, 2008.
(s)	Includes long-term incentives awarded by Snam Rete Gas in 2005, for the position of Chairman of Snam Rete Gas held until December 23, 2005.
(t)	Managers, who during the year with the CEO and the General Managers of Eni divisions, have been member of the Eni Directors Committee (8 managers).
(u)	Includes indemnities paid upon termination.

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Deferred bonus awarded to the CEO, the General Managers and managers with strategic responsibilities
The deferred bonus scheme approved for the 2006-2008 three-year period provides for the award of a basic monetary bonus to be paid after three years from grant according to a variable amount equal to a percentage ranging from 0 to 170% of the amount established for	the target performance in relation to the performances achieved in a three-year period as approved by the Board of Directors.
The following table sets out the basic bonus awarded in the year 2008 to the CEO and to the General Managers of Eni’s Divisions, and the total amount awarded to the Company’s managers with strategic responsibilities.

(thousand euro)

Name	Deferred bonus awarded

Paolo Scaroni	CEO and General Manager of Eni	1,023
Stefano Cao (a)	General Manager of the E&P Division	494
Claudio Descalzi (b)	General Manager of the E&P Division	215
Domenico Dispenza	General Manager of the G&P Division	385
Angelo Caridi	General Manager of the R&M Division	312
Other managers with strategic responsibilities (c)		1,732	(d)

(a)	Position held until July 31, 2008.
(b)	Appointed on August 1, 2008.
(c)	No. 8 managers.
(d)	Including the deferred bonus granted by Saipem to a manager with strategic responsibilities, appointed in Eni on August 1, 2008.

Stock options and other share-based compensation

STOCK GRANTS
In 2003 Eni started a stock grant incentive scheme intended to motivate and retain managers. The scheme provided the offering of treasury shares purchased under Eni’s buy back program for no consideration to a number of Eni managers who achieved corporate and individual targets. The scheme applied to the three year-period 2003-2005 and was subsequently discontinued. In 2008 residual grants were exercised corresponding to 893,400 shares. No grants were outstanding as of 2008 year-end.

STOCK OPTIONS
Eni’s stock based compensation provides for the award of options at no consideration to purchase treasury shares to managers of Eni and its subsidiaries as defined in the Article 2359 of the Civil Code holding positions of significant responsibility for achieving the Company’s profitability targets or are otherwise strategically important.
The stock option scheme provides that grantees have the right to purchase treasury shares in a 1 to 1 ratio, with a strike price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding award or, if greater, as the average carrying cost of treasury shares held by Eni as of the date preceding the award.
On May 25, 2006, the Shareholders’ Meeting approved

the 2006-2008 stock option scheme and authorized the Board of Directors to make available a maximum amount of 30 million treasury shares (equal to 0.749% of the share capital) for the stock option plan.
This stock option plan foresees three annual awards. Unlike previous schemes, the 2006-2008 stock option plan introduced a performance condition upon which options can be exercised. At the end of each vesting period with a three-year duration, the Board of Directors determines the number of exercisable options, in a percentage ranging from 0% to 100% of the total amount awarded for each year of the scheme, depending on the performance of Eni shares measured in terms of Total Shareholder Return as compared to that achieved by a panel of major international oil companies in terms of market capitalization. Each year of the scheme, the Board of Directors approved: (i) the yearly award; (ii) its regulation; and (iii) the criteria to identify eligible managers. The Board of Directors delegated to the CEO the task to identify eligible managers by the end of each year covered by the scheme. Options may be exercised upon fulfillment of all conditions after three years from the award and within the next three years. Under this plan, 7,415,000 options were awarded pertaining to 2008 with a strike price of euro 22.540.
At December 31, 2008, a total of 20,593,500 options were outstanding for the purchase of an equal amount of ordinary shares nominal value euro 1 of Eni SpA, carrying an average strike price of euro 23.540.

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The following is a summary of stock option activity for the years 2007 and 2008:

2007	2008

Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)	Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)

Options as of January 1	15,290,400	21.022	25.520	17,699,625	23.822	25.120
New options granted	6,128,500	27.451	27.447	7,415,000	22.540	22.538
Options exercised in the period	(3,028,200)	16.906	25.338	(582,100)	17.054	24.328
Options cancelled in the period	(691,075)	24.346	24.790	(975,100)	24.931	19.942
Options outstanding as of December 31	17,699,625	23.822	25.120	23,557,425	23.540	16.556
of which exercisable at December 31	2,292,125	18.440	25.120	5,184,250	21.263	16.556

(a)	Market price relating to new rights assigned, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of assignment; (ii) the date of the recording in the securities account of the managers to whom the options have been assigned; (iii) the date of the unilateral termination of employment for rights cancelled). Market price of shares referring to options as of the beginning and the end of the year, is the price recorded at December 31.

Further information on stock options is furnished in Note 31 to the Consolidated Financial Statements. The following table presents the amount of stock	options awarded to Eni’s CEO, General Managers and other managers with strategic responsibilities.

CEO and General Manager of Eni	General Manager E&P Division	General Manager E&P Division	General Manager G&P Division	General Manager R&M Division	Other managers with strategic responsibilities (a)

Paolo Scaroni (b)	Stefano Cao (c)	Claudio Descalzi (d)	Domenico Dispenza	Angelo Caridi

Options outstanding at the beginning of the period:
- number of options		1,953,000	406,500	178,500	232,500	269,500	(e)	30,500	122,000	(f)	1,353,000	110,000	(g)
- average exercise price	(euro)	24.165	24.655	24.713	25.159	3.988		22.509	21.098		23.985	18.953
- average maturity in months		63	62	62	60	61		67	60		61	56
Options granted during the period:
- number of options		634,500	-	85,500	147,500			120,000	-		584,000	-
- average exercise price	(euro)	22.540	-	22.540	22.540			22.540	-		22.540	-
- average maturity in months		72	-	72	72			72	-		72	-
Options exercised at the end of the period:
- number of options		-	-	-	-	127,500	(e)	-	-		68,500	29,500	(g)
- average exercise price	(euro)	-	-	-	-	3.530		-	-		16.576	11.881
- average market price at date of exercise	(euro)	-	-	-	-	4.095		-	-		23.996	24.541
Options expired during the period:
- number of options			206,375	-	-	-		-	-		167,550	-
Options outstanding at the end of the period:
- number of options		2,587,500	200,125	264,000	380,000	142,000	(e)	150,500	122,000	(f)	1,700,950	80,500	(g)
- average exercise price	(euro)	23.767	24.060	24.009	24.142	4.399		22.534	21.098		23.670	21.545
- average maturity in months		55	51	55	56	54		65	48		55	48

(a)	No. 8 managers.
(b)	The assignment to the CEO have been integrated by a monetary incentive to be paid after three-year in relation to the performance of Eni shares, and is equal to 96,000 options granted in 2006, with a strike price of euro 23.100 and 80,500 options granted in 2007, with a strike price of euro 27.451.
(c)	In office until July 31, 2008.
(d)	Appointed on August 1, 2008.
(e)	Options on Snam Rete Gas shares: assigned by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(f)	Options on Saipem shares: assigned by the company to Angelo Caridi who held the position of CEO of Snamprogetti until August 2, 2007.
(g)	Options on Saipem shares.

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Overall remuneration of key management personnel
Remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive directors, general managers and other managers holding strategic responsibilities amounted to euro 25 million for 2008 consisting of: (i) fees and salaries for euro 17 million; (ii) post-employment benefits for euro 1 million; (iii) other long-term benefits for euro 3 million; and (iv) fair value of stock option for euro 4 million.

Board Committees
The Board has instituted three internal committees, two of which as provided for by the Eni Code, with advisory and consulting tasks: a) the Internal Control Committee, b) the Compensation Committee and c) the Oil-Gas Energy Committee. Their composition, tasks and functioning are defined by the Board of Directors, with specific regulations, in respect of the criteria established by the Eni Code.
The committees provided by the Eni Code (the Internal Control Committee and the Compensation Committee) are made up of at least three members and in no case by a number higher than the majority of Board members. All committees must be composed exclusively of non executive directors, the majority of whom independent.
For performing their functions the committees can access all necessary company information and functions, receive adequate funding and can be supported by external consultants, under the terms determined by the Board. External persons can participate to their meetings when expressly invited, according to specific items on the agenda. The Chairman of the Board of Statutory Auditors, or a designated Auditor as substitute, always attends the meetings of the Internal Control Committee. The secretaries of each committee is responsible for preparing the minutes of meetings.
In its meeting of June 11, 2008, the Board appointed the following non executive directors, all of them independent, as members of the Committees:

  Internal Control Committee: Marco Reboa (Chairman) Paolo Marchioni, Pierluigi Scibetta and Francesco Taranto;
  Compensation Committee: Mario Resca (Chairman), Alberto Clô, Paolo Andrea Colombo and Francesco Taranto;
  Oil-Gas Energy Committee: Alberto Clô (Chairman), Paolo Andrea Colombo, Marco Reboa, Mario Resca and Pierluigi Scibetta.
The Eni Code, in line with the Borsa Italiana Code, foresees that the Board of Directors considers the creation of a "Nominating Committee", with special reference to those systems characterized by a high degree of fragmentation of the ownership structure, in case the Board itself would register some possible difficulties, for the shareholders, to submit appointment proposals. This Committee has not been created in consideration of the shareholding characteristics of Eni and of the list vote system provided for the appointments of directors by Shareholders’ Meeting, according to the existing laws and By-laws provisions.

Internal Control Committee
In 2008, the Internal Control Committee[13] convened 18 times, with an average attendance rate of 92%, and reviewed the following items:
(i)
the 2007 audit activities report and the 2008 audit plan and its periodic progress;
(ii)
the 2007 audit activities report and 2008 audit plan prepared by the internal audit functions of Saipem and Stogit functions;
(iii)
outcomes of planned and unplanned Eni’s internal audit activities, as well as results of monitoring activities on progresses made by operating units in implementing planned remedial actions in order to eliminate deficiencies highlighted by internal audit activities with special attention to specific issues;
(iv)
outcomes from Eni’s internal auditing interventions as specifically required by Eni’s control bodies;
(v)
the periodic reports concerning complaints collected;
(vi)
the report on Eni’s internal control system prepared by the Manager delegated for the internal control and the compliance with the independence requirements of this Manager;
(vii)
the future role, tasks and responsibilities of the Manager delegated for the internal control and of Eni’s Internal Audit function and the guidelines approved by the Board of Directors concerning internal audit activities;
(viii)
updating of the Eni’s Internal Audit operating handbook;
(ix)
disclosures of information or notification regarding certain inquiries conducted by both Italian or foreign judicial and administrative authorities with reference to crimes or other kind of infringements which might – even potentially – involve Eni and all its subsidiaries, in Italy or abroad, and their directors and employees;

(13)	For details on the functions of this Committee see Internal Control System below.

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(x)
disclosures on the development of pending litigation;
(xi)
the essential features of the 2007 Eni’s financial statements, on consolidated and individual basis, through meetings with top level representatives of Eni and its subsidiaries administrative functions, and with Chairmen (or others members) of Boards of Statutory auditors and responsible partners from independent audit companies for each subsidiary; accounting treatment adopted for specific transactions; the draft 2008 interim consolidated report prepared on the basis of the EU transparency directive and relevant opinion of external auditors confirming the compliance of this report with IAS 34;
(xii)
procedures and systems used for evaluating, classifying and reporting hydrocarbon reserves;
(xiii)
the essential features of Eni’s Annual Report on Form 20-F, progress on implementation of SOA activities and updating on programs and controls for 2008 to prevent and detect frauds;
(xiv)
the report on the administrative and accounting setup of the Manager responsible for the preparation of the Company’s financial report and the report on the internal control system over financial reporting;
(xv)
the implementation plan regarding Article 36 of Consob Decision No. 16191/2007;
(xvi)
the report on the internal control system, that was included in the Corporate Governance section of the 2007 Annual Report;
(xvii)
guidelines on financial statements auditing, the report on audit reports for 2007 prepared by external auditors, auditing strategies for 2007 and 2008;
(xviii)
updating of Eni’s Model 231 and the periodic report presented on activities performed by the company Watch Structure, also by meetings with its members as provided for the new version of Model 231 approved by Eni’s Board of Directors in March 2008;
(xix)
update on Eni’s guideline for management and control of financial risk;
(xx)
information on Circular No. 330 of October 14, 2008 concerning Group’s procedures for the procurement of works, goods and services. The main aspects of a company’s project of process reengineering (BPR) concerning group procurement and updating of the procedures for reviewing suppliers selection following detection of illegal behaviors;	(xxi)
periodic report in the procedure for the ascertainment of alleged illicit behavior on the part of Eni employees, as per Circular No. 301 of December 14, 2007;
(xxii)
information of Circular No. 305 of December 20, 2007 concerning dissemination and reception of laws and regulations;
(xxiii)
review of the draft report of directors under Article 2433-bis of the Civil Code on interim dividends for 2008;
(xxiv)
information on the development plan of Eni Trading & Shipping activities;
(xxv)
logical-operational flows of Eni communication activities.

Compensation Committee
The Committee, established by the Board of Directors in 1996, is entrusted with proposing tasks on the matters of compensation of the Chairman and the CEO as well as the Board Committees members, and examined the indication of the CEO, on the following: (i) long-term incentive plans including stock-based compensation; (ii) criteria for the compensation of the managers with strategic responsibilities; (iii) the setting of objectives and the assessment of results of performance and incentive plans.
In 2008, the Compensation Committee met 4 times with a 100% attendance, and accomplished the following: (i) examined the 2007 results and the objectives for 2008 in view of defining annual and long-term incentives; (ii) reviewed the bonuses of the Chairman and CEO based on 2007 performance; (iii) reviewed the benchmarks for the managers with strategic responsibilities remuneration and the criteria of the annual remuneration policy; (iv) remuneration and rules applying to the CEO and General Manager Paolo Scaroni and remuneration for the powers delegated to the Chairman; (v) the implementation of the long-term incentive plans for the year 2008 and relevant grants to the CEO.

Oil-Gas Energy Committee
The Oil-Gas Energy Committee (OGEC) is responsible for monitoring the evolution and the scenario of international energy markets and, in particular, for analyzing, also comparatively, the dynamics of competitive context that characterizes the different energy sources (including alternative ones) and the positioning, performance and business models of the main players in the sectors of interest for Eni’s activities. OGEC has proposing and consulting functions towards the Board of Directors, especially for assessing Eni’s strategic plans and the consistency of the actions

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adopted in long-term plans. In 2008 OGEC met 7 times with a 91% participation of its members. All directors are invited to the meetings.
The first issue discussed was the situation of world hydrocarbon reserves – crucial topic for the oil & gas industry – analyzing also upstream capital expenditure worldwide, the performance of competitors, as well as the situation and projects of Eni. Then the attention was on the competitive landscape in energy sector, focusing on the Exploration & Production and Gas & Power businesses. In the last quarter of the year, OGEC has analyzed the dynamics of the energy markets – particularly oil and gas – influenced by the world economic and financial crisis and by the recent approval of a new Energy Policy for Europe, evaluating its possible impact on Eni’s strategic plan.

General Managers
In accordance with Article 24 of Eni’s By-laws, the Board of Directors can appoint one or more general managers defining their powers on proposal of the CEO in agreement with the Chairman, after ascertaining the honorability requirements provided by the law. The Board periodically reviews the honorability of General Managers, on the basis of their statements; any default in said requirements entails immediate termination of office.
General Managers must also observe what resolved by the Board of Directors on the issue of the admissible number of positions held in other companies, with reference to the same internal rules provided for the CEO.
The Board of Directors has appointed three General Managers responsible of Eni’s three operating divisions:

  Claudio Descalzi, General Manager of the Exploration & Production division[14];
  Domenico Dispenza, General Manager of the Gas & Power division;
  Angelo Caridi, General Manager of the Refining & Marketing division.

In its meeting of February 26, 2009, the Board of Directors, based on the statements presented, verified that the General Managers possess the honorability requirements and respect the limits to the number of position held in accordance with internal rules.

Board of Statutory Auditors

Tasks
The Board of Statutory Auditors, in accordance with the TUF, monitors: (i) the observance of laws and of Eni’s By-laws; (ii) the respect of the principles of correct administration, the adequacy of the company’s organizational structure, with regard to competence, of its internal control system and financial reporting system as well as the reliability of the latter in fairly representing the company’s transactions; (iii) the actual implementation of corporate governance rules foreseen by the Borsa Italiana Code to which the company adheres; (iv) the adequacy of instructions conveyed by the company to its subsidiaries to ensure fulfillment of reporting obligations provided by applicable laws.
According to the TUF, the Board of Statutory Auditors drafts a motivated proposal regarding the appointment of the principal external auditors and their fee to be submitted to the Shareholders’ Meeting for approval. In accordance with the Eni Code, the Board of Statutory Auditors monitors the independence of the principal external auditors, verifying both the compliance with the provisions of applicable laws and regulations governing the matter, and the nature and extent of services other than the audit services provided to Eni group companies also through entities belonging to the auditors’ network. The report provided for Article 153 TUF, and attached to the Annual Report, describes the results of the supervisory activity performed.
The Board of Directors, in its meeting of March 22, 2005, in accordance with the provision of Stock Exchange Commission (SEC) for non-U.S. companies listed on U.S. stock exchanges, elected the Board of Statutory Auditors to fulfill the role performed by the Audit Committee in U.S. companies under the
Sarbanes-Oxley Act (SOA) and SEC rules, within the limits set by Italian legislation, from June 1, 2005. On June 15, 2005, the Board of Statutory Auditors approved its chart for carrying out the tasks attributed to the audit committee under mentioned U.S. laws and regulations[15]. This chart is published on Eni’s website.

Composition and appointment
The law prescribes that a board of statutory auditors has no less than three members and no less than two substitutes.

(14)	Claudio Descalzi was appointed on July 30, 2008 and substituted Stefano Cao.
(15)	The chart was amended on March 30, 2007, taking into account changes introduced by Legislative Decree No. 303 of 2006 on Article 159, paragraph 1 of TUF, and by the Eni’s Code, as well as to take into account the variations adopted in the organization structure, in respect to the one existing on June 15, 2005, when the previous chart was approved.

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Eni’s By-laws foresees that the Board of Statutory Auditors is composed of five auditors and two alternate auditors, appointed by the Shareholders’ Meeting for a three-year term. They may be reappointed.
Like the directors and in accordance with applicable regulations, the statutory auditors are appointed by means of a list vote as provided for by Eni’s By-laws. Nominees are numbered progressively. At least two auditors and one substitute are elected from lists presented by minorities.
In particular, shareholders representing individually or jointly at least 1% of the share capital are entitled to present lists. Each shareholder can present or combine to the presentation of only one list and can vote only one list. Subjects controlling it, controlled by it or under joint control cannot present or combine to the presentation or vote other lists, not even through nominees or trust companies.
Eni applies the special norms provided for by Law No. 474 of 1994 as concerns timing and modes for filing lists which are slightly different from rules adopted by Consob Decision No. 11971/1999. Eni, however, endorses Consob rules as well and implemented them in its By-laws (Article 28) on a voluntary basis in order to favor transparency in appointment procedures.
The lists of candidates include information on the shareholders presenting the list, declarations made by the candidates on the possession of honorability, expertise and independence requirements prescribed by applicable regulation and a professional resume of each candidate. Lists must be filed at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published in three national newspapers, two of which shall be financial newspapers. Lists are also filed with Borsa Italiana and published on Eni’s website.
Appointment procedures are the same as in the case of Directors.
The voting list procedures apply only when the whole Board is renewed. When one auditor elected from the majority list resigns, he is replaced by the candidate for alternate auditor on the same list. The same takes place in the other lists.
According to Article 28.2 of Eni’s By-laws in accordance with TUF, the Shareholders’ Meeting shall elect Chairman of the Board of Statutory Auditors a member elected from a list other than the one obtaining the majority of votes.
On June 10, 2008, Eni’s Shareholders’ Meeting appointed the following statutory auditors for a three-year period and however until the Shareholders’ Meeting approving financial statements for fiscal year 2010: Ugo Marinelli (Chairman), Roberto Ferranti, Luigi	Mandolesi, Tiziano Onesti and Giorgio Silva. Francesco Bilotti and Pietro Alberico Mazzola are alternate auditors. The same Meeting also determined the yearly compensation of the Chairman of the Board of Statutory Auditors and each auditor amounting to euro 115,000 and euro 80,000 respectively in addition to reimbursement of expenses necessary for the fulfillment of the task.
Roberto Ferranti, Luigi Mandolesi, Tiziano Onesti and Francesco Bilotti were candidates in the list presented by the Ministry for Economy and Finance; Ugo Marinelli, Giorgio Silva and Pietro Alberico Mazzola were candidates in the list presented by institutional investors.
The personal and professional curriculum of these auditors is published on Eni’s website in the Corporate Governance section.

Expertise, honorability and independence, reasons for ineligibility and incompatibility
As stressed in the Code, the statutory auditors shall act with autonomy and independence also towards the shareholders who elected them.
In accordance with the TUF, statutory auditors shall possess specific requirements of independence, and the professional and honorability requirements as prescribed by a regulation of the Minister of Justice.
As for professional qualifications of the candidates, Article 28 of Eni’s By-laws, in line with the said Decree of the Minister of Justice, foresees that the professional requirements can also be acquired with at least three years of professional experience or by teaching business law, business administration and finance, as well as at least a three year experience in a managerial position in geological or engineering businesses.
Eni’s auditors are all chartered auditors.
Until coming into force of new Consob regulation on this matter, Eni’s By-laws prohibited the appointment as statutory auditor of persons that were already statutory auditors or members of the supervisory board or members of the management control committee of at least five companies in regulated markets other than listed subsidiaries of Eni SpA. In light of that, appointed auditors communicated to the Company their positions in other entities and subsequently the Board of Statutory Auditors verified compliance with the limit on the number of other positions held in other entities by its members as provided by Eni’s By-laws.
As of June 30, 2008, accordingly with the By-laws provisions, statutory auditors may assume positions in governing or controlling bodies in companies other than Eni within the limits set by the mentioned Consob regulation. In September 2008 Eni’s statutory auditors communicated to Consob their compliance with said limits.

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Statutory auditors declared consequently to possess independence, honorability and expertise requirements as foreseen by the applicable law. In compliance with the Eni Code prescriptions designed to ensure that auditors are independent subsequently to their appointment based also on the Code provisions for the same matter in the case of directors, the Board of Statutory Auditors in its meeting of January 21, 2009 verified that all its members possess such requirements (independence, honorability and expertise) and the Board of Directors in its meeting of February 26, 2009 verified this certification.

Further Auditors’ appointments
Based on information received, positions held by the members of Eni’s Board of Statutory Auditors are the following[16]:

UGO MARINELLI
Chairman of the Board of Statutory Auditors of Energie Rinnovabili SpA and its subsidiary SER1 SpA.

ROBERTO FERRANTI
Statutory Auditor of Sogei SpA.

LUIGI MANDOLESI
Chairman of the Board of Statutory Auditors of Procter & Gamble Holding Srl and Edf EN Italia SpA.

TIZIANO ONESTI
Chairman of the Board of Statutory Auditors of Gruppo Editoriale L’Espresso SpA, Finegil Editoriale SpA, PM & Partners SpA SGR. Auditor of Euler Hermes SIAC SpA, Ford Italia SpA, Mazda Italia SpA.

GIORGIO SILVA
Chairman of the Board of Statutory Auditors of: Hewlett Packard Italiana Srl, Auditor of Alitalia SpA, AirOne SpA, Luxottica SpA, RCS Mediagroup SpA and SIA/SSB SpA.

Meetings and functioning
Statutory auditors receive information on all issues on the agenda of the Board of Directors at the same time as the Directors. The Board of Directors and CEO report at least every quarter and when a meeting of the Board of Directors is called on the activity performed and on the main transactions regarding the operational, economic and financial management of the company and its subsidiaries, as per Article 23.3 of Eni’s By-laws.
In line with the provisions of the Eni Code, an auditor

who has an interest, either own or on behalf of third parties, in a certain transaction of the issuer, shall inform the Board of Directors and the other auditors. These transactions and transaction in which auditors are related parties have been regulated in guidelines on transaction in which a director (or statutory auditor) has an interest and transaction with related parties, approved by the Board of Directors, with the opinion of the Internal Control Committee, on February 12, 2009.
Meetings can be held by video or telephone conference.
In 2008, the Board met 22 times, of these 12 with reference to the Board presently in office. Average duration of meetings was 3 hours and 30 minutes.
In 2008 attendance rate was 95% of its members and 93% at Board of Directors’ meetings. The current Board showed attendance rate of 98.4% of members in its own meetings and 92.8% at Board of Directors’ meetings.
The table attached at the end of this section indicates, the percentage of participation of each auditor to the Board of Auditors meetings.

Internal Control System
The internal control system is the set of rules, procedures and organizational structures aimed at making possible a sound and correct management of the company consistent with the established goals, through adequate identification, measurement, management and monitoring of the main risks. An effective internal control system contributes to safeguard the company’s assets, the efficiency and effectiveness of business transactions, the reliability of financial information, the compliance with laws and regulations.
The system is subject to periodic assessment and updating in order to steadily guarantee its ability to preside over the main areas of corporate risk according to the typical issues of each operating segment and organizational structure, ready to take account of any new law or regulation[17].
Internal control rules, processes and structures are integrated by Eni’s Code of Ethics which states that Eni’s governing and controlling bodies and employees at every organizational level shall comply with behavioral standards of legitimacy from a formal and substantial standpoint when executing their tasks. The Code also affirms the values of transparency of financial reporting and spreading of a control oriented attitude. Eni is aware that investors trust that Eni’s bodies, management and employees observe the rules of the internal control system.

(16)	For further details see list of positions included in the Report of the Statutory Auditors prepared under Article 153 TUF.
(17)	For further information on the surveillance activities on the company’s internal control and administrative accounting systems entrusted to the Board of Statutory Auditors, also as Audit Committee under U.S. laws, see paragraph "Board of Statutory Auditors - Tasks" above and "Manager entrusted with the preparation of financial reports - Information flows" below.

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Within its corporate operations, in order to guarantee effective and sound management, consistently with set strategies and objectives, Eni is committed to support a pre-emptive approach to risks and orienting management’s choices and activities with a view to reducing the probability of negative events and their impact. To this end, Eni adopts strategies of risk management depending on their type such as, mainly, financial and industrial risks, compliance/regulatory risks as well as strategic and operational risks, such as country risks in oil and gas activities and risks related to the exploration for and production of hydrocarbons.
The modes by which management identifies, assesses, manages and monitors the specific risks associated with company operations are regulated by internal guidelines, rules, procedures and organizational tools included in the Company’s body of rules and procedures that are permeated with a culture of risk management designed to limit the possible impact of corporate risks and preside over their containment.
In addition, the development of risk assessment programs for specific areas concurs in further strengthening management’s sensitivity to risk management and contributes to improvements and efficacy of decision making processes.

Board of Directors
The Board of Directors plays a central role in internal control by defining the basic aspects of the organizational, administrative and accounting structure of the company, the main subsidiaries and the Group. In this light, based on assessments and proposals from the Internal Control Committee, it designs the guidelines for the company’s internal control system so as to ensure that the company and its subsidiaries risks are correctly identified, measured, managed and monitored. In the definition of these guidelines the Board applies the industry’s standards taking into account reference models and domestic and international best practices. The qualifications of Board members guarantee that the issue of control is properly addressed, also with the help of specific training on the matter of risk management and internal controls of Eni’s Group companies provided to new appointed Board members as mentioned above in the specific paragraph on induction[18].
The Board of Directors assesses the adequacy, effectiveness and proper functioning of the internal control system compared to the Company’s size, complexity and scope, once a year with the support of the Internal Control Committee. In its meeting of March 13, 2009, the Board examined the report of the Internal Control Committee of March 11, 2009 and the assessment of internal control it contained – based on evidence acquired in the reference period on the questions examined, as well as the assessments contained in the reports presented, respectively, by the Internal Audit Manager and by the Manager charged with preparing financial reports – and, based even on the results of that report, assessed that the company’s internal control system is adequate, efficient and effectively operating.

Internal Control Committee
The Internal Control Committee was established in Eni in 1994 and is entrusted with advisory and consulting tasks in respect of the Board in the matter of internal control system. It is composed exclusively of independent directors, provided with the professional qualification required by the Eni Code[19] and reports to the Board at least every six months at the date of the approval of the annual and semi-annual financial statements on the activity performed as well as on the adequacy of the internal control system.
The Committee performs the following main tasks:

  assesses in conjunction with the Manager charged with preparing financial reports and the External Auditors the proper use of accounting principles and their homogeneity for the preparation of the consolidated financial statements;
  on request of the CEO, expresses opinions on specific aspects concerning identification of main company risks and designing, implementing and managing the internal control system;
  monitors the activities of the internal audit function and therefore examines the integrated audit plan, the annual budget, the periodical Internal Audit reports on activities performed and their outcomes;
  in order to express its opinion on the adequacy of the internal control system, assesses: i) the outcomes of internal audit reports and the evidence deriving from monitoring activities on improvement actions on control systems planned after the audits are performed; ii) evidence resulting from periodic reports on monitoring activities on the company’s internal control system over financial reporting; iii) reports from the Board of Statutory Auditors and individual Statutory Auditors also for what concerns investigation activities performed by the internal control department on whistleblowing, also in anonymous form; iv) evidence from reports and management letters of External Auditors[20]; v) reports of the Watch Structure also in its capacity of Guarantor of the Code of Ethics; vi) evidence from reports of the Manager charged with preparing financial reports and of the Manager responsible for internal audit; vii) as well as review and investigations from third parties;

(18)	For further details see chapter "Induction of Board members" above.
(19)	Unlike the Code of Borsa Italiana, the Eni Code requires that at least two (and not only one) Board members have adequate expertise in accounting and financial matters.
(20)	Eni entrusted to the Board of Statutory Auditors the role of Audit Committee under the SOA and therefore of assessing the proposals of external auditors and the monitoring of their activity.

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  performs any other task attribute to it by the Board of Directors, in particular expresses an opinion on the internal guidelines for the substantial and procedural correctness of transactions with related parties, playing a relevant role in the analysis and in the final decision process of said transactions, as well as those where a director has an interest of his or third parties behalf.

The activities of the Internal Control Committee in 2008 are described in the dedicated paragraph above.

CEO
The CEO is entrusted by the Board of Directors with the task of oversighting the functioning of the internal control system. To this end, he identifies the major corporate risks and, in implementing the guidelines on the internal control system approved by the Board, provides to their design, implementation and management. The CEO is also entrusted with monitoring the overall efficacy and efficiency of the internal control system, seeing that it is adapted to the company’s operations and applicable laws. With reference to internal control over financial reporting, these tasks are performed in line with the tasks attributed by the law to the Manager charged with preparing financial reports[21].

Management
The CEO and/or the General Managers of Eni’s divisions, under the powers entrusted to them by the Board, assign to managers of their respective areas tasks, responsibilities and powers for ensuring an efficient and effective internal control in the performance of their respective activities and in the pursuit of the relevant business objectives.

Manager responsible of internal control and Internal Audit
A primary role in the monitoring and assessment process of the internal control system is performed by the Manager responsible of internal control, who in Eni is also Internal Audit Manager, given the substantial identity of operational areas and synergies between the two roles.

Manager responsible of internal control
The Manager responsible of internal control is primarily entrusted with the task of: i) monitoring that the internal control system is always adequate and fully operating, ii) expressing an opinion on its adequacy.
The Board of Directors, on proposal of the CEO, in agreement with the Chairman of the Board and after opinion of the Internal Control Committee, appointed for the first time on March 16, 2007 and at last confirmed on October 30, 2008, as Manager responsible for internal control the Internal Audit Manager of Eni, Rita Marino. The Board defines the remuneration of this Manager consistently with corporate policies.
This Manager does not hold any responsibility over operating areas, has direct access to the information required for performing her duties, has adequate means for performing her duties and reports, through the Internal Control Committee, to the Board of Directors, as well as to the Board of Statutory Auditors and the CEO, with periodic reports.
On March 11, 2009, the Manager presented her annual report on internal control (covering the period from January 1 to December 31, 2008) and, in such context, expressed her evaluation of its adequacy, based on the outcomes of the monitoring activities performed by Eni’s Internal Audit function, by the managers responsible of internal control in Eni’s listed subsidiaries and by the Internal Audit departments of subsidiaries either subject to the unbundling regulation or to surveillance of the Bank of Italy.

Internal Audit department
The Internal Audit department provides to the CEO and, through the Internal Control Committee, to the Board of Directors and also to the Board of Statutory Auditors, as Audit Committee under the SOA, audits, analyses, assessments and recommendations on the design and functioning of the internal control system of the company and the Group, in order to promote its efficiency and efficacy.
The Internal Audit department performs its tasks on account of Eni SpA and of those subsidiaries in which the company holds the majority of the voting capital, except for listed subsidiaries and subsidiaries either subject to unbundling regulations or subject to the surveillance of the Bank of Italy. Those subsidiaries have their own Internal Audit departments.

(21)	See details in the chapter on the Manager charged with preparing financial reports, below.

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Guidelines on Internal Audit issued by the Board of Directors
Within the development process aimed at the constant improvement of the Company’s internal control system, Eni’s Board of Directors on October 30, 2008 and December 17, 2008 issued guidelines on Internal Audit, to define its aims, scope and functioning in line with landmark best practices. In this light and also with the aim of consolidating the independence of Internal Audit functions, the Board: (i) redefined the procedures for the appointment/revocation of the Internal Audit Manager, adapting them to what the Eni’s Code foresees for the Manager in charge of internal control, given the current coincidence of the two roles; (ii) outlined the reporting duties of the Internal Audit function, determining that its Manager reports to the CEO, as person in charge of the monitoring of the functioning of the internal control system and attributing to the Internal Control Committee the task of monitoring Internal Audit activities (reporting also to the Board of Statutory Auditors, as Audit Committee under the SOA); (iii) attributed to the Internal Control Committee the task of yearly evaluate the persistence of honorability, competence and expertise requirements provided for the Internal Audit Manager, as well as the absence of any causes of incompatibility, and of give an opinion to the Board of Directors, on the structure of the remuneration of the Internal Audit Manager proposed by the CEO consistently with corporate policies.

Tasks, powers and means of the Internal Audit function
The Internal Audit function receives powers and means adequate for performing its tasks in full operational independence, also in terms of free management of assigned financial resources, of adequate and professionally skilled human resources and fullest access to data, information and documentation of the company and its subsidiaries.
Under this organizational model, while ensuring the pursuing of the necessary standards in terms of independence and objectivity, competence and professional diligence, in accordance with the provisions of the most respected international standards for the sector and of the Code of Ethics, the Internal Audit department performs the following tasks:
(i)
execution of audit activities in the field of operational, financial and compliance audit focusing matters related to Legislative Decree No. 231/2001, thus implementing the sanctioned annual plan of Internal Audit activities that is prepared with a top-down-risk-based approach and approved together with the budget of the department by the Board of Directors and, as regards the specific aspects of Legislative Decree No. 231/2001, by the Watch Structure;
(ii)
unplanned Internal Audit activities decided upon request of the bodies of internal control system and top management of the company;

(iii)
monitoring of the corrective actions designed to take account of Internal Audit’s outcomes;
(iv)
organizing and monitoring the preparation and running of information flows to receive complaints (also anonymous), keeping an updated file of such complaints and preparing relevant investigations under current Company rules and procedures;
(v)
monitoring activities provided for by Model 231 and independent monitoring activities performed for financial reporting as explained below.

Information flows from the Internal Audit function
The Internal Audit function provides systematic periodic information flows (brief quarterly reports and full half-year reports) on the outcomes of its activities addressed to control bodies and top management, to allow them to perform their duties in terms of assurance and assessment of the internal control system.
It also promptly informs the CEO and control bodies of any default of the internal control system and of any circumstance that could impair its independence.

Manager charged with preparing financial reports and internal control over financial reporting
Appointment of the Manager charged with preparing financial reports
In accordance with Article 24 of Eni’s By-laws and as provided by Article 154-bis TUF, the Board of Directors, under proposal of the CEO in agreement with the Chairman and with the mandatory opinion of the Board of Statutory Auditors, appoints a Manager charged with preparing financial reports. The appointed person must be chosen, in line with By-laws provisions, among persons who for at least three years have exercised:
a)
administration or control activities or directive tasks in companies listed on regulated stock exchanges in Italy or other European Union countries or other countries member of OECD with a share capital amounting to not less than two million euro, or
b)
audit activities in the companies mentioned in letter a) above, or
c)
professional activities or teaching activities in universities in the finance or accounting sectors, or
d)
managerial functions in public or private bodies in the finance, accounting or control sectors.

Tasks, powers and means of the Manager charged with preparing financial reports
Under applicable laws, this Manager is responsible of internal controls over financial reporting and at this aim

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designs the administrative and accounting procedures for the preparation of periodic financial reporting and any other kind of financial information, confirming in a certification, to be signed with the CEO, on the parent company’s annual financial statements, and in the Group interim and annual consolidated financial statements their adequacy and effective application, during the periods of reference of the mentioned financial reports.
In accordance with Article 154-bis TUF, the Board of Directors supervises so that this Manager has adequate powers and means to carry out the tasks given to him, as well as on the actual observance of relevant administrative and accounting procedures.
In its meeting of July 30, 2008, the Board of Directors, with the approval of the Board of Statutory Auditors, appointed Eni’s Chief Financial Officer, Alessandro Bernini[22], as Manager charged with preparing financial reports, verifying the adequacy, to fulfill the tasks given, of the financial resources assigned, to use alone or in conjunction with the CEO, as well as of the granted means in terms of organizational structures, management and information systems and internal controls.
In its meeting of January 22, 2009 the Board of Director assessed the means available to the CFO in his quality of Manager charged with preparing financial reports as adequate and in its meeting on March 13, 2009 assessed the compliance with internal procedures designed by the Manager in accordance with applicable laws.

Guidelines over financial reporting
The Manager’s activity is based on the Guidelines on internal control over financial reporting approved by the Board of Directors on June 20, 2007, defining rules and methodologies on the design, implementation and maintenance of the internal control system over Eni’s financial reporting, as well as on the evaluation of the system’s effectiveness.
These guidelines have been designed in accordance with the provisions of the mentioned Article 154-bis TUF and of the Sarbanes-Oxley Act of 2002 (SOA) which Eni has to comply with as its securities are listed on the New York Stock Exchange (NYSE).
Such control system was designed in accordance with two fundamental principles:

  to extend control to all the levels of the organizational structure, consistently with the operating task entrusted to each level;

  sustainability of controls in the long term, so as to ensure that the performance of controls is increasingly integrated in and compatible with operating needs; for this purpose, specific controls have been selected in order to identify such critical controls as to mitigate the level of risk.

The objectives of the internal control system have been defined consistently with applicable provisions of U.S. rules distinguishing two systemic components:

  disclosure controls and procedures (DC&P);
  internal control over financial reporting (ICFR).

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the company in its reports is collected and communicated to Eni’s management, including Eni’s CEO and CFO, as appropriate to allow assessed and timely decisions regarding required disclosure.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Eni’s internal control over financial reporting has been designed to be consistent with the Internal Control-Integrated Framework created and published by the Committee of Sponsoring Organizations of the Tradeway Commission and comprises five interrelated components: control environment, risk assessment, control activities, information and communication, and monitoring. Such components in relation to their own features operate at entity level (Group, business segment, divisions, subsidiary) and/or at a process level, including both operational and financial administration process (transaction, evaluation processes and closing the books).
Internal controls are designed and established based on a risk assessment process with a top-down approach whereby certain organizational departments, processes and activities are deemed to bear a risk of negligent errors or fraud which could have a material impact on financial statements. Risks are assessed in terms of probability of occurrence and potential negative impact and scored based on quantitative and qualitative benchmarks under the assumption of absence of controls. A specific risk assessment focuses fraud risks leading to the design of adequate anti-fraud actions and controls. In accordance with Italian listing standards as per Article 36 of the Consob Decision No. 16191/2007, certain subsidiaries incorporated in non EU countries fall within the scope and application of internal controls.

(22)	The current Manager started his office on August 1, 2008, substituting Mr. Mangiagalli that had been appointed on June 20, 2007.

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Management has developed its own assessment procedures to evaluate the design of Eni’s internal control over financial reporting and its operating effectiveness. To that end, management has implemented ongoing monitoring activities entrusted to managers who are responsible of conducting primary processes or activities, and separate evaluations have been entrusted to Eni’s Internal Audit department. This department operates according to a preset plan of interventions defining scope and objectives of each intervention, in line with agreed audit procedures, as communicated by the Manager charged with financial reports.

Information flows
Outcomes from all monitoring activities are periodically described in a report on the state of internal control system, that involves all levels of Eni’s organizational structure, and foster an ongoing improvement process, with the aims to keep in line the system with the Group evolution and to increase its efficiency.
Based on these reports, the Manager charged with preparing financial reports prepares a report on the efficacy of the control system that is shared with the CEO, presented to the Internal Control Committee and then submitted to the Board of Directors, in occasion of the approval of full year and half year draft financial statements, in order to allow the Board the performance of its monitoring activities and assessment on internal controls. The report is also presented to the Board of Statutory Auditors, as Audit Committee under the SOA.

Watch Structure and Model 231
According to Italian laws regarding the "Liability of legal entities for unlawful breach of administrative regulation triggered by crimes" as defined in Legislative Decree No. 231 of June 8, 2001, legal entities, among them corporations, may be considered liable and therefore subject to sanctions in the form of a fine or a legally-imposed way for crimes committed or attempted in Italy and abroad on their behalf or to their advantage. Legal entities can adopt organizational, management and control systems adequate for preventing such crimes.
In its meetings of December 15, 2003 and January 28, 2004 the Eni’s Board of Directors approved a "Model for organizational, management and control according to Legislative Decree No. 231/2001" and established a relevant Watch Structure. In its meeting of June 7, 2007 the Board of Directors resolved to change the composition of the Watch Structure, originally comprising three members, by including two external members, one of them appointed as chairman of the Watch Structure.
Internal members of the Company’s Watch Structure are Eni’s senior Vice-Presidents for Legal Affairs, Human Resources and Internal Audit or their direct reports.
Subsequently, due to new laws enlarging the field of application of Legislative Decree No. 231, the CEO provided for the implementation of three Addenda, dedicated to Crimes with terrorist aims or intended to subvert democracy and crimes against individuals, market abuse, protection of savings and discipline of financial market, and transnational crimes, respectively.
On March 14, 2008 the Board of Directors approved a complete updating of the Model 231 intended to adapt it to changes in Eni’s organizational set-up, recent developments in courts’ decisions, studies on this matter and legal framework evolution, experience gained from the actual application of the model, including experiences made in legal proceedings, the practice of Italian and foreign companies in these kinds of models, outcomes of audit and control activities[23]. The synergies with the Code of Ethics as integral part and general principle of the Model 231 are highlighted by the appointment of the Watch Structure as Guarantor for the Code of Ethics. Similarly, subsidiaries appoint their Watch Structures as Guarantors for the Code of Ethics.
The Watch structure monitors the efficacy and adequacy of Model 231, reports on the implementation of Model 231, approve the annual budget of supervision activities and reports the emergence of any issues and on the outcomes of activities performed in executing its tasks. In order to ensure timely and effective responsiveness, adequate and complete information flows have been implemented to communicate relevant and material information to the Watch Structure who in turn reports to the Chairman, the CEO, who in turn informs the Board of Directors while reporting on exercise of delegated powers, the Internal Control Committee and the Board of Statutory Auditors.
Training and/or communication activities are performed that are tailored to the recipients including third parties or the market. Eni’s Model 231 represents a collection of principles and the reference point for subsidiaries, to which it is transmitted so that they can adopt and/or update their respective models and establish their own watch structures. Group listed companies and companies subject to unbundling adopt their own model, adapting it, when necessary, to the scope and complexity of their activity keeping account of their management autonomy. Representatives nominated by

(23)	Currently the scope of Legislative Decree 231/2001 comprises: (i) crimes against the public administration and against public trust; (ii) company crimes; (iii) crimes related to the subversion of democracy and financing of terrorism, (iv) crimes against persons, (v) market abuse (misuse of sensitive company information and market manipulation), (vi) crimes against persons as per Law No. 7 of 2006, (vii) transnational crimes, (viii) unintentional murder, serious or very serious injury procured in violation of laws regulating prevention of accidents on the workplace and protection of health and safety on the workplace, (ix) grafting, recycling and use of moneys and assets from illicit sources.

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Eni in the management bodies of associates, consortia and joint ventures promote the principles and contents of Model 231 in their respective areas.
Control functions are foreseen (for standard, general and specific issues) in order to organize the specific activities of crime prevention in accordance with Legislative Decree No. 231/2001, and, as provided by the law, a discipline system has been introduced to sanction any violation of Model 231.
Model 231 is updated following new laws approval or in case of periodic updates connected to changes in the company organization or in the event of relevant violations. The CEO established a multifunctional team ("Team 231") in charge with preparing update proposals.
The Model 231 and the Code of Ethics are published on Eni’s website, www.eni.it.

External Auditors
As provided for by Italian law, the auditing of financial statements is entrusted to external auditors registered on the register held by Consob. The principal external auditor is appointed by the Shareholders’ Meeting on reasoned proposal of the Board of Statutory Auditors.
Eni’s external auditor, PricewaterhouseCoopers SpA, was appointed for the first time on June 1, 2001 and was reappointed by the Shareholders’ Meeting of May 28, 2004 for a term of three financial years.
The Shareholders’ Meeting of May 24, 2007 resolved to renew the appointment for the 2007-2009 period in accordance with Legislative Decree No. 303/2006, as it did not yet complete the maximum nine financial year engagement allowed by the law.
Financial statements of Eni’s subsidiaries are also audited, mainly by PricewaterhouseCoopers. In order to express its opinion on Eni’s consolidated financial statements, PricewaterhouseCoopers took the responsibility of the audit activities performed on those subsidiaries whose financial statements are reviewed by other auditors, representing, however, a negligible part of Eni’s consolidated assets and revenues.
In performing their activities external auditors have access to information, to electronic and on paper, data, to files and other evidence as well as to the assets of the company and its subsidiaries.
The internal framework for the application, in Eni’s Group, of audit standards is represented by the Regulation for the audit of financial statements adopted by the Board of Directors on April 3, 2008.
This regulation incorporates the new provisions provided for the many laws and regulations recently approved in the last years (such as the Law on the protection of savings, Law No. 262/2005, and the Legislative Decree No. 303/2006 that changed the TUF) and rules approved by securities and exchange commissions Authorities (such as Consob and SEC).
The regulation contains the general reference principles of appointment and revocation, disciplines relations between the principal external auditors and secondary auditors, independence and causes of incompatibility, responsibilities and disclosure duties of external auditors, regulation of information flows towards the company, Consob and SEC.
In order to preserve the independence of external auditors as reaffirmed recently by enacted regulations, Eni’s internal rules provide a monitoring system for "non-audit" services, prescribing in particular that the Eni’s principal external auditor and its affiliates must not be engaged for services other than audit and audit-related services. This provision can be waived under rare and motivated circumstances with regard to certain services that are not prohibited by Consob and SOA and that can be awarded subject to approval by the Board of Directors of companies involved, upon favorable opinion of their respective Board of Statutory Auditors and of Eni’s Board of Statutory Auditors in case of services not provided by specific laws. Eni’s Board of Statutory Auditors must be informed of all engagements of the principal external auditors by Eni’s Group companies.

Principal accountant fees and services	2006	2007	2008
(thousand euro)

Audit fees	22,240	26,383	27,962
Audit-related fees	166	169	152
Tax fees	303	81	46
All other fees	6	120	1
	22,715	26,753	28,161

Italian Court of Accountants
Eni’s accounts are subject also to the review of the Italian Court of Accountants, in order to protect the financial interests of the State. The relevant activity is performed by the Magistrate delegated to control, Lucio Todaro Marescotti (alternate Amedeo Federici),	as decided on July 19-20, 2006, by the Governing Council of the Italian Court of Accountants.
The Magistrate delegated to control attends the meetings of the Board of Directors, the Board of Statutory Auditors and the Internal Control Committee.

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Transactions in which a director has an interest and transactions with related parties
Pending the emission of implementing provisions of Article 2391-bis of the Italian Civil Code, with a decision of February 12, 2009, Eni’s Board of Directors, with the opinion of the Internal Control Committee, approved the internal guidelines on transactions in which a director (or statutory auditor) has an interest and on transactions with related parties, with the aim to ensure the observance of transparency and of procedural and substantial fairness principles required, for the mentioned transaction, by the said Civil Code provision and by the Borsa Italiana Code[24].

Eni, in agreement with the general principles anticipated by Consob, introduced them in its procedure, keeping account of the best practice too. In particular in its guidelines the Board:

  identified, based on predetermined criteria, main transactions with related parties ("relevant transactions"), as such reserved to its sole responsibility;
  reserved a special role to independent directors, by engaging the Internal Control Committee in the assessment and decision making process of these transactions. The Committee plays also a relevant role in transactions that are not reserved to the Board;
  strengthened an in-depth process of review and assessment of all transactions with related parties, irrespective of allocation of decision-making powers, in order to guarantee transparency and substantial and procedural fairness. The same kind of transparency must be observed also in the subsequent decision making process.

Therefore, these guidelines define Eni’s Group policy on these matters.
Amounts and types of trade and financial transactions with related parties and their impact on consolidated results and cash flow, and on the Group’s assets and liquidity are reported in Note 19 to the consolidated financial statements.
As provided for by the Eni Code, these guidelines also regulate the transactions in which a Director and Statutory Auditor has an interest, in particular:

  Eni’s directors and statutory auditors shall disclose periodically any personal interest with respect to the parent company in Eni and its subsidiaries and shall timely inform the Board of Directors and the Board of Statutory Auditors on transactions in which they have an interest that may be irrelevant to the Company’s purposes;

  Directors who disclosed above mentioned interests should usually not take part in discussions and decisions on such transactions, also leaving the meeting when the decision is made;
  In any case, all transactions in which a director or a statutory auditor has an interest are considered material to the Company and are subject to the strengthened review process with express opinion of the Internal Control Committee.

The text of these guidelines is published on Eni’s internet site in the section on Corporate Governance.

Significant differences in Corporate Governance Practices as per Section 303 A.11 of the New York Stock Exchange Listed Company Manual
Corporate governance. Eni’s organizational structure follows the traditional Italian model of companies which provides for two main separate corporate bodies, the Board of Directors and the Board of Statutory Auditors to whom management and monitoring duties are respectively entrusted.
This model differs from the U.S. unitary model which provides for the Board of Directors as the sole corporate body responsible for management and for audit committee established within the same Board for monitoring.
Below is a description of the most significant differences between corporate governance practices followed by U.S. domestic companies under the NYSE standards and those followed by Eni.

INDEPENDENT DIRECTORS
NYSE standards. Under NYSE standards listed U.S. companies’ Boards must have a majority of independent directors. A director qualifies as independent when the Board affirmatively determines that such director does not have a material relationship with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a director may not be deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g. he/she is an employee of the issuer or a partner of the auditor). In addition, a director cannot be considered independent in the three-year "cooling-off" period following the termination of any relationship that compromised a director’s independence.
Eni standards. In Italy, the law for listed companies states that at least one member, or two members if the Board is

(24)	Until the approval of said guidelines, relevant transactions with related parties (excluding standard ones) – as identified according to IAS 24 and according to the specific internal financial reporting regulation of July 4, 2006 and of December 20, 2007 – have been submitted to the Board of Directors, even if their amount was lower than the indicated threshold.

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composed by more than seven members, must possess the independence requirements provided for Statutory Auditors of listed companies. In particular, a director may not be deemed independent if he/she or an immediate family member has relationships with the issuer that could influence their autonomous judgment, with its directors or with the companies in the same group of the issuer. Eni’s By-laws increases the number and states that at least one member, if the Board is made up by up to five members, or three Board members, in case the Board is made up by more than five members, shall have the independence requirement. Eni’s Code foresees further independence requirements, in line with the ones provided by the Code on Corporate Governance issued by the Italian authority for exchange (Borsa Italiana Code), that recommends that the Board of Directors includes an adequate number of independent non-executive directors in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the issuer or persons linked to the issuer, of such a significance as to influence their autonomous judgment.

In accordance with Eni’s By-laws, the Board of Directors periodically evaluates independence of directors.
Eni’s Code also provides for the Board of Statutory Auditors to verify the proper application of criteria and procedures adopted by the Board of Directors to evaluate the independence of its members.

The results of the assessments of the Board shall be communicated to the market.

In accordance with Eni’s By-laws, should the independence requirements be impaired or cease or the minimum number of independent directors diminish below the threshold set by Eni’s By-laws, the Board declares the termination of office of the member lacking said requirements and provides for his substitution.
Board members are expected to inform the company if they lose their independence requirements or any reasons for ineligibility or incompatibility that might arise.

MEETINGS OF NON EXECUTIVE DIRECTORS
NYSE standards. Non-executive directors, including those who are not independent, must meet at regularly scheduled executive sessions without management.
In addition, if the group of non-executive directors includes directors who are not independent, independent directors should meet separately at least once a year.

Eni standards. Neither Eni’s non-executive Directors nor Eni’s independent Directors must meet separately, under the Code’s corporate governance rules.

AUDIT COMMITTEE
NYSE standards. Listed U.S. companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and that complies with the further provisions of the Sarbanes-Oxley Act and of Section 303A.07 of the NYSE Listed Company Manual.

Eni standards. In its meeting of March 22, 2005, Eni’s Board of Directors, making use of the exemption provided by Rule 10A-3 for non-U.S. private issuers, has identified the Board of Statutory Auditors as the body that, starting from June 1, 2005, is performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-U.S. companies listed on the NYSE (see paragraph "Board of Statutory Auditors" earlier). Under Section 303A.07 of the NYSE listed Company Manual audit committees of U.S. companies have further functions and responsibilities which are not mandatory for non-U.S. private issuers and which therefore are not included in the list of functions shown in the paragraph referenced above.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE
NYSE standards. U.S. listed companies must have a nominating/corporate governance committee (or equivalent body) composed entirely of independent directors that are entrusted, among others, with the responsibility to identify individuals qualified to become board members and to select or recommend director nominees for submission to the Shareholders. Meeting, as well as to develop and recommend to the Board of Directors a set of corporate governance guidelines.

Eni standards. This provision is not applicable to non-U.S. private issuers. The Corporate Governance Code backed by Borsa Italiana allows listed companies to have within the Board of Directors a committee for directors’ nominees proposals, above all when the Board of Directors detects difficulties in the shareholders’ submission of nominees proposals, as could happen in publicly owned companies. Eni has not set up a nominating committee, considering the nature of its shareholding as well as the circumstance that, under Eni’s By-laws, directors are appointed by the Shareholders. Meeting based on lists presented by shareholders or by the Board of Directors.

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Shareholder and investor relations
In concert with the launch of its privatization process, Eni adopted a communication policy, confirmed by the Code of Ethics, aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive, complete, and timely information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information on annual and quarterly reports, on four year strategic plans and other relevant events and operations is made available to investors, markets and the press in the form of press releases, regular meetings and conference calls with institutional investors, the financial community and the press, and is timely released to the public also by Eni’s website.
Starting in 2009, top management presentations to the financial markets on quarterly and annual results and four year strategic plans are broadcast in real time on Eni’s internet site.
Eni thus provides also to retail investors the chance to follow the most relevant events in real time, providing also a simultaneous translation into Italian of the events that take place in English. The presentations and conference calls are available on the website for a few days after the event took place[25]. Within the month of December Eni disseminates and publishes on its Internet site its financial calendar, detailing main events for the following year. The pages "Eni and the stock market" in the Investor Relations section of Eni’s website (http://www.eni.it/en_IT/investor-relation/eni-stock-markets) are continuously updated with information on dividends, prices and trends of Eni as benchmarked against the performance of its peers and the main market indices.
Eni also publishes all its annual and quarterly reports, press releases, its Report, Code and procedures concerning corporate governance, its By-laws, the information to shareholders and bondholders, shareholders’ and bondholders’ meetings agenda and proceedings of meetings. Documents are free and can be requested also filling in the relevant form on Eni’s website (http://www.eni.it/en_IT/documentation).
In accordance with applicable laws and provisions of Eni’s By-laws, Eni is preparing a project addressed to retail shareholders in order to stimulate their interest and activity. In the past few years the need emerged for companies to respect the rights of shareholders but also to become active and help them exercise their rights by providing easily accessible and understandable communications and stimulating their participation to corporate life.
The company intends moreover to respond to the requests emerged in past shareholders’ meetings of greater engagement of shareholders.	The idea of presenting Eni to its shareholders in a simple and understandable way led to the preparation of a specific section of Eni’s internet site dedicated to direct communication containing also a handbook for shareholders and to conceiving dedicated initiatives. Specific functions in Eni hold relations with investors, shareholders and the press.
As provided by Eni’s Code, relations with investors and the financial community are held by the Investor Relations manager. Information is available on Eni’s website and can be requested by sending an e-mail to investor.relations@eni.it
Relations with the press are held by the press manager.
Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s website and can be requested by sending an e-mail to segreteriasocietaria.azionisti@eni.it or calling the toll-free number 800.940.924 (outside Italy 800.11.22.3456).

Handling of company information

Communication of documents and privileged information to markets
On February 28, 2006, Eni’s Board of Directors updated the "Procedure for the disclosure of information to the market concerning Group activities" approved on December 18, 2002. The procedure acknowledges Consob Guidelines and the "Guidelines for information to the market" issued in June 2002 by the Ref Forum on company information and those included in the laws implementing the European Directive on Market Abuse, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events.
It also contains sanctions applied in case of violation of its rules in accordance with the crimes identified and sanctioned by the new Law on the protection of savings (Law No. 262/2005). Eni’s Code of Ethics defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.
Directors and auditors ensure the confidentiality of documents and information acquired in performing their tasks and observe the procedure adopted by Eni for the internal treatment of these information and documents, and for their timely disclosure to the market.
This procedure has been updated on September 29, 2006, to take into consideration the Consob interpretation expressed on March 28, 2006. The procedure is published on Eni’s website.

(25)	Eni intends to foster a dialogue with shareholders and institutional investors, aimed at favoring the widest participation of shareholders to Shareholders’ Meetings and also to the main events of corporate life, making the exercise of their rights effortless.

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Register of the persons having access to privileged information
On February 28, 2006, the Board of Directors approved a procedure for establishing and maintaining a register of persons with a right to access to Eni’s privileged information, as provided for by Article 115-bis TUF.
The procedure implementing Consob Decision No. 11971/1999 states: (i) terms and procedures for the recording and possible cancellation of the persons that, due to their professional activity or tasks performed on behalf of Eni, have regular or occasional access to privileged information; (ii) terms and procedures to inform said persons of their recording or cancellation and relevant reasons.
The procedure is in force from April 1, 2006 and was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006.
The procedure is published on Eni’s website.

Internal Dealing
On February 28, 2006, the Board of Directors approved the "Internal dealing procedure" for the identification of relevant persons and the communication of transactions involving securities issued by Eni SpA and its listed subsidiaries made by these persons, replacing effective April 1, 2006, the Internal Dealing Code approved by the Board on December 18, 2002.
The procedure implements the provisions of Article 114, paragraph 7 TUF.
Eni’s procedure, implementing Consob Decision No. 11971/1999: (i) identifies relevant persons; (ii) defines the transactions involving securities issued by Eni SpA; (iii) determines the terms and conditions for the disclosure to the public of such information. The procedure states that managers having regular access to privileged information, during specific periods of the year (blocking periods), are not allowed to buy or sell shares. The same principle has been introduced by a specific procedure approved on December, 23, 2008, with reference to the company purchasing and selling operations on shares issued by Eni SpA or other securities connected to such shares.
The Internal Dealing procedure was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006. The procedure is published on Eni’s website.

Follow the tables included in the "Handbook for the preparation of the report on corporate governance" issued by Assonime and Emittente Titoli SpA in March 2004.

Structure of the Board of Directors and its Committees
Board of Directors	Internal Control Committee	Compensation Committee	International Oil Committee

Members	executive	non executive	independent	% attendance	other appointments (a)	members	% attendance	members	% attendance	members	% attendance

Chairman
Roberto Poli		X		100	3
CEO
Paolo Scaroni	X			100	3
Directors (b)
Alberto Clô (*)		X	X	95	3			X	100	X	100
Dario Fruscio (until January 30, 2008)		X	X	100
Marco Pinto (until June 10, 2008)		X		100
Renzo Costi (until June 10, 2008)		X	X	100
Paolo Andrea Colombo (from June 10, 2008)		X	X	100	5			X	100	X	100
Paolo Marchioni (from June 10, 2008)		X	X	100		X	100
Marco Reboa (*)		X	X	100	3	X	100			X	86
Mario Resca		X	X	89	3			X	100	X	71
Pierluigi Scibetta		X	X	100		X	72			X	100
Francesco Taranto (*) (from June 10, 2008)		X	X	100	4	X	100	X	100

Number of meetings in 2007	19 of which 11 held by the Board appointed on June 10, 2008.	18	4	7

(a)	Appointments as director or statutory auditor in other listed companies, also outside Italy, in financial, banking, insurance or large companies.
(b)	Referring to Directors appointed on June 10, 2008, the percentage of attendance was determined based on the numbers of meetings held during the membership.
(*)	Appointed by the minority list.

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Board of Statutory Auditors
Members	% attendance Meeting of the Board of statutory Auditors	% attendance Meeting of the Board of Directors	Number of other appointments (a)	Total number of appointments (b)

Chairman
Ugo Marinelli (*) (from June 10, 2008)	100	100	1	5
Paolo Andrea Colombo (until June 9, 2008)	100	100
Auditors
Roberto Ferranti (from June 10, 2008)	92	64	1	2
Luigi Mandolesi (from June 10, 2008)	100	100	1	11
Tiziano Onesti (from June 10, 2008)	100	100	2	19
Giorgio Silva (*)	100	100	3	16
Filippo Duodo (until June 9, 2008)	100	88
Edoardo Grisolia (until June 9, 2008)	60	75
Riccardo Perotta (until June 9, 2008)	100	100
Number of meetings in 2008	22	19

(*)	Appointed by the minority list.
(a)	Including Eni SpA in accordance with Article 144-quinquiesdecies of "Regolamento Emittenti Consob".
(b)	Including listed companies in accordance with Article 144-quinquiesdecies of "Regolamento Emittenti Consob".

For presenting a list a shareholder or group of shareholders must hold at least 1% of voting shares in an ordinary shareholders’ meeting.

Other information to be disclosed under the Self-discipline Code (with regard to the Self-discipline Code published by Borsa Italiana in 2002)
	Yes	No

System of delegated powers and transactions with related parties
The Board of Directors delegated powers defining:
a) limitations	X
b) exercise	X
c) periodicity of information	X
The Board of Directors reserved examination and approval of relevant transactions (including transactions with related parties)	X
The Board of Directors defined guidelines for identifying relevant transactions	X
Such guidelines are described in the report	X
The Board of Directors defined procedures for examination and approval of transactions with related parties	X
Such procedures are described in the annual report	X

Procedures for the latest appointment of Directors and Statutory Auditors
Lists of candidate directors were deposited at least 10 days before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X
Candidates to the role of director disclosed information that qualified them as independent	X
Lists of candidate auditors were deposited at least 10 days before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X

Meetings
The company approved regulations of meetings	X
The regulations are attached to the report (indication of where to find it online is provided)	X

Internal Control
The company appointed persons responsible for internal control	X
Such persons do not report to managers of operating divisions	X
Internal office responsible of internal control (Article 9.3 of the Code)	Internal Audit

Investor relations
The company appointed an investor relations manager	X
Information on investor relations manager (telephone, address, e-mail) and unit

Eni SpA - Piazza Vanoni, 1 - San Donato Milanese (Milan) 20097 Italy - Tel: +39 02 52051651 - Fax +39 02 52031929 - investor.relations@eni.it.

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ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Commitment to sustainable development

Introduction

Sustainability is an integral part of Eni’s culture and represents the engine of a process of continuous internal improvement. Eni’s actions are oriented to valuing people, contributing to the development and welfare of communities where it operates, respecting the environment, investing in R&D, pursuing energy efficiency and mitigating the risks of climate change.
As a result of Eni’s renewed commitment to sustainability, Eni was awarded World Leadership in the oil and gas supersegment in the Dow Jones Sustainability Index World, entered the Dow Jones Sustainability Index STOCC and remained in the FTSE4Good Index and in the CDP6 Carbon Disclosure Leadership Index (CDP6).
Year 2008 marked the full operation of Eni’s sustainability organizational model under which stakeholders’ requirements determine the improvement goals that will become the main drivers of Eni’s four-year industrial development plan.
Eni started various actions aimed at complying with the principles contained In its guidelines for the protection and promotion of human rights, adopted by Eni in 2007 in all of its business segments, from ordinary operation to long term strategies. In 2008 a project started aimed at identifying possible risk of human rights violation related to its operations by means of Human Rights Compliance Assessments.
Eni updated its Code of Conduct that, under the rules of Model 231, has been included as a relevant part into the same model and at the same time changed name to become Eni’s Ethical Code, thus stressing the criteria of interpretation of its principles and rules synthetically defined as corporate ethics.
In 2008 Eni carried out its first climate analysis project called "Eni secondo te" (Eni according to you).
This analysis was addressed to a total of 38,000	employees and allowed to identify areas to be effective improved in Eni’s employees’ opinion and to identify action plans regarding communication, human resources management and personnel training.
The results have been posted on the corporate intranet portal and have been disseminated to all employees by means of the Cascade 2008 program.
In 2008 Eni developed an action plan to improve the ability of reconciling work life and private life, in particular for women workers, based on the results of the projects called "Diversity" we "Welfare".
Eni continued its fight against climate change, in particular through the reduction of gas flaring under projects that qualify as Clean Development Mechanisms (CDM), supporting a preference for fuels with low carbon content such as natural gas and adopting high energy efficiency technologies in its plants.
Eni also promotes energy savings and is engaged in the development of technologies increasing efficiency in long distance transport of natural gas, large scale and economical use of solar energy in the medium term, the use of eco-compatible fuels and of hydrogen as energy vector, the geological confinement and biofixation of CO2. Most Eni industrial plants take part in the European system of emission trading and seize all the opportunities for valorizing its capital expenditure that have an impact on CO2.
In 2008 Eni continued the "Along with Petroleum" program focused on the conversion of solar energy and the production of biofuels and the generation of electricity from biomass. Research activities are carried out mainly at Eni’s research centers with the support of agreements with external entities (alliance with the Massachusetts Institute of Technology).
Eni also continued to sponsor the Blue Sky Fund for innovation projects with high technical risk and high

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return in case of success, suggested by Eni divisions and affiliates and selected on the basis of selectivity and competitivity.
In 2008 Eni started a Biodiversity Project aimed at developing strategies, methods and tools for the management of aspects related to the protection of ecosystems and biodiversity. Also by analyzing case studies within the company, Eni intends to develop the identification of risks related to its industrial operations and new opportunities for decreasing such risks and generating value for affected areas.
In 2008 Eni applied its new relations model which entails dialogue with stakeholders and provides opportunities for the autonomous and sustainable development of local communities, promoting the protection and promotion of local identity	and ecosystems. In this sense, in 2008 Eni signed a Memorandum of Understanding with the Ministry for Energy of the Republic of Congo as wells as with Sonangol, the Angolan national oil company, in addition to an agreement with the government of Gabon.
All these agreements integrate the traditional business of the exploration and production of hydrocarbons with the aim of health protection, education and vocational training in the country.
Eni also continued its project in Val Camastra and Val d’Agri aimed at economic growth and social cohesion in the area. In particular in Calvello and Abriola a national forum on focused on the revitalization of local economy and the promotion of social cohesion of local municipalities was organized.

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PEOPLE

To Eni the people working in its production system represent an asset to be safeguarded and enhanced with careful career paths. This path, made up of accurate assessment and development of personnel, training initiatives customized to roles and persons, along with the respect of shared ethical values, represents a key factor for the creation of sustainable value in the long term.
Eni’s main objectives for its human resources are:
  protecting, sharing and developing strategic know-how for developing the business;
  developing leadership ability in managers as well as their ability to analyze and interpret economic and financial indicators, in order to manage and control activities’ performance;
  investing even more in young people, in terms of development and retention, within the general policy in better employ and asses Eni’s employees;
  supporting the engagement of personnel, as an element linked to company performance.

More detailed information on the management of human resources is found on Eni’s website in the area People and in the Sustainability Report.

Employees
At December 31, 2008, Eni’s employees totaled 78,880, with an increase of 3,018 employees from December 31, 2007, up 4%, reflecting a 2,965 increase in employees hired and working outside Italy and an increase of 53 employees hired in Italy.
Employees hired in Italy were 39,480 (50.1% of all Group employees). Of these, 35,929 were working in Italy, 3,381 outside Italy and 170 on board of vessels, with a 53 unit increase from 2007.
The process of improvement in the quality mix of employees continued in 2008 with the hiring of 2,517 persons, of which 781 with fixed-term contracts.
A total of 1,736 persons were hired with open-end and with apprenticeship contracts, most of them with university qualifications (1,048 persons) and 650 persons with a high school diploma. During the year 2,549 persons left their job at Eni, of these 1,903 had an open-end contract and 646 a fixed-term contract.
Employees hired and working outside Italy were 38,400 (49.9% of all Group employees), with a 2,965 persons increase, of these approximately 1,800 employees were hired with fixed-term contracts in the Engineering & Construction segment due mainly

Employees at year-end	(units)	2006	2007	2008	Change	% Ch.

Exploration & Production	8,336	9,334	11,194	1,860	1.9
Gas & Power	12,074	11,582	11,389	(193)	(1.7)
Refining & Marketing	9,437	9,428	8,327	(1,101)	(11.7)
Petrochemicals	6,025	6,534	6,274	(260)	(4.0)
Engineering & Construction	30,902	33,111	35,629	2,518	7.6
Other activities	2,219	1,172	1,070	(102)	(8.7)
Corporate and financial companies	4,579	4,701	4,997	296	6.3
	73,572	75,862	78,880	3,018	4.0

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to new contracts in the Caspian area (Kazakhstan, Kashagan project) and Peru/Venezuela (drilling projects), and 1,642 persons in the Exploration & Production segment, mainly following the purchase of Burren and First Calgary Petroleums (1,150 persons). In the Gas & Power segment, the acquisition of Distrigas concerned 135 persons and in the Refining & Marketing segment, Agip España (850 persons) and Galp Energia were sold.

Organization
In 2008 Eni continued to upgrade its structures and organizational processes along guidelines consistent with the new integrated corporation model adopted by Eni.

Among the most significant upgrading processes completed in 2008, the following are worth mentioning:

  the centralization in the Strategy and Development Department of the R&D activities performed by the former "Center for research on non conventional energy - Istituto Eni Donegani" in order to carry forward R&D activities that are not directly related to Eni’s core business in a sustainable development approach with particular attention to long-term developments;
  the continuation of the centralizing process for various staff activities (procurement, ICT, personnel administration and documentation);
  the establishment of a new unit, reporting directly to the CEO, chaired by a Chief Corporate Operations Officer. Similarly to the organizational model already implemented in the finance services, this unit will control operations and concentrates all the departments/affiliates providing operating non finance services to corporate units and businesses (procurement, selection and recruitment of personnel, personnel administration, training, ICT, security, building and facility);

  the reorganization of the Legal Department, by adopting a model of distribution of activities by external client (which entails intersecting areas characterized by specific legal risk, business dynamics and market features) aimed at ensuring behavior consistency in the various business situations on common issues, based on the integrated monitoring of general corporate interests and a comprehensive view;
  the start-up of the unbundling implementation project aimed at identifying the actions required for adjusting and optimizing the organizational setup, human resources, legal and contractual structure of regulated businesses (the so called unbundled companies) for completing their functional separation from the mother company;
  the updating of Eni’s Code of Conduct that under the new Model 231 has become an integral part of the Model itself, changing its name to Code of Ethics thus stressing the importance of the criteria for interpretation of its rules and principles synthetically called corporate ethics.

As concerns business units, Eni continued to upgrade organizational structures to the business requirements and industrial plans in order to maximize maximizing efficiency and complying with safety, health and environment best practices.

In 2008, in particular changes to macro-organizations concerned Syndial, Polimeri Europa, the Exploration & Production division and Saipem, following its merger with Snamprogetti.

Management and development of human resources
In 2008 Eni carried out its first climate evaluation project called "Eni secondo te", addressed to everybody who either works for Eni and its affiliates or who works in the petrochemical sector both in Italy and in the main worldwide operations, for a total of approximately 38,000 people. This analysis made it possible to identify strong and weak points in the perception of Eni and to define an action plan regarding the communication, development and training issues.
The results of this analysis have been published in Eni’s intranet portal and have been made known to employees through the "Cascade 2008" communication plan.

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Eni continued the integration of the tools dedicated to managers’ management and development which led to a wider mapping of the skills of resources aimed at individual and collective allocation and development.
Within its annual management review, Eni applied a methodology for the synthetic mapping of skills and the main actions for improving managers’ allocation which allowed to update the succession plan, a tool used by the top management in its decisions concerning the more relevant managerial resources.
In 2008 Eni completed its overall mapping of management roles in Italy and outside Italy aimed at supporting development and compensation decisions and favoring compensation benchmarking with competitors.

Training
Eni considers training one of key drivers in managing human resources. Eni’s significant commitment to training is underpinned by the number of employees participating in training initiatives and the number of hours dedicated to it in Italy and outside Italy.
In 2008, expenditure for training amounted to euro 60 million, of which euro 34 million in Italy and euro 26 million outside Italy. A total of 2,901,425 training hours were provided (1,525,355 in Italy and 1,376,070 outside Italy). In addition, 524,214 hours of training were provided to non consolidated companies outside Italy for an expenditure of euro 33 million.
More actions have been concentrated into Eni Corporate University, a subsidiary of Eni, offering services in knowledge management and recruiting and personnel selection, with the aim of increasing integration and favoring the consolidation of a corporate identity while exploiting synergies and reaching higher efficiency.
In 2008, the second edition of the master course in general management was held in cooperation with SDA Bocconi and the Milan Polytechnic. A course offering a second degree master diploma for experts in the area of planning, developing and managing integrated systems in particular in the HSE area was held. Eni also started a training program concerning the compliance of employees to Eni’s ethical code and the new Model 231, the regulations on safety and the review of all training courses addressing the issues created by SOA and in general on the internal control system.
Eni continued its work on the knowledge management issue by creating new practice communities, increasing the number of persons addressed and the engagement of newly recruited resources in order to increase their professional skills. Also the Petrochemical segment was included in these programs. Among the various actions organized to reinforce the sense of sharing and belonging, in addition to knowledge management actions, a specific event addressed to project managers was organized for 330 persons across all of Eni’s business areas.
In 2008, Eni inaugurated the 52nd academic year of the Scuola Mattei operating in research and post-graduate training. From its foundation in 1957, the school trained 2,656 young talents, of which 1,466 came from over 100 countries of the world. In 2008-2009 the school hosts 89 students (34 from Italy and 55 from the rest of the world).

Also as a response to the climate analysis performed, Eni gave strong impulse to internal communication actions aimed at promoting a common corporate identity, disseminating Eni’s strategies and increasing motivation and engagement of persons in reaching corporate goals.
In late 2008 the Cascade communication program has been extended to all employees thus increasing the dissemination of Eni’s strategies and explaining the links between corporate goals and organization. The project was addressed to 31,700 persons in 420 meetings in 95 locations in the world.
All internal communication programs find in Eni’s intranet portal a common platform for sharing information. Approximately 29,300 persons have access to this portal. In 2008 Eni’s roll out program extended access to this portal to 4,000 persons outside Italy.
Also in 2008 an experimental newsletter on paper was tested as an extension of communication channels. The project will be fully developed in 2009 and aims at engaging employees, in particular those who do not make use of a PC in their work.

Industrial relations
Eni has always privileged dialogue and communication with workers’ unions creating a structured system of industrial relations entailing continuous information and consultation.
With a view at sharing and promoting the participation of workers to the company’s competitive aims, in October 2008 Eni and workers’ unions reached an agreement for performance related premiums to be paid in the 2008-2011 period to workers in the energy and oil, chemicals and gas and water segments, introducing innovative elements linking payments to the company’s results thus stressing the reaching of productivity improvements. Within the

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same agreement the parties agreed to identify easily understandable productivity objectives strictly related to the specific operating units the workers belong to.
The constant dialogue with workers’ unions also led to significant agreements concerning the reorganization of business units for greater efficiency in the Refining & Marketing and Gas & Power divisions.
Specific agreements also supported the process of centralization of IT services and procurement.
A program for early retirement started in 2007 was successfully completed.
In the segment of energy and oil, the procedure has been completed for the establishment of a fund integrating public health assistance for employees operating from January 2009. The fund provides for reimbursement of personal health spending under specific tariffs and an insurance against death and illness for all employees.
Internationally, in December 2008, the European Works Council met in Amsterdam, thus continuing the consolidated European dialogue of employers and workers’ unions.

Health
Eni is committed at protecting the health of its people, of the communities living in the areas where its plants are located and of all those that get in touch at various times with its production, distribution and marketing activities.
In 2008 Eni worked at the implementation of the general framework regulations on health and safety contained in Legislative Decree No. 81/2008, that collects and develops all laws and regulations concerning prevention and protection of workers at national and European level to be applied for all kinds of workers and employees.
At European level Eni continued its work for applying the REACH Regulation (Registration, Evaluation, Authorization and Restriction of Chemicals, EC Regulation No. 197/2006). Eni estimates that about 150 products in its plants fall within the scope of this rule.
The complexity and range of situations where Eni is operating imposed the definition and application of principles for consolidating its performance in health and prevention. To this end Eni upholds:

  clear policies;
  an ethical code;
  endorsement of international conventions and principles;
  guidelines and procedures;
  sharing of knowledge.
The results obtained in health protection show Eni’s compliance with national and international rules and a continuous search for improvement. Results have been obtained by means of:
(i)
efficiency and reliability of plants;
(ii)
promotion and dissemination of knowledge, best practices and an operating management based on advanced prevention principles within and without industrial operations;
(iii)
implementation of plans for the certification of management plans;
(iv)
an exacting plan of regular monitoring of indicators of exposure to chemical and physical agents by means of environmental audits;
(v)
an organization based on 332 health centers located in the main operating areas;
(vi)
strong engagement in health protection also for workers operating outside Italy by means of agreement with the best local and international health centers capable of guaranteeing a prompt and adequate response to any health emergency;
(vii)
impact assessments of industrial activities on local population and identification of measures required to prevent and mitigate health risks (139 health risk assessments have been performed in 2008);
(viii)
training for medics and paramedics.

Safety
Eni has always been deeply engaged in the issue of the safety of its workers, of the people living in the areas where its industrial sites are located and of its producing assets. Based on the evaluation of actions, benchmarking and performance, its strategy is updated every year and is addressed to the improvement of safety in areas selected in concert with sustainability.
In 2008 Eni’s main action lines concerned:

  internalization and analysis of the impact of recently enacted Italian safety laws on Eni’s activities;
  further dissemination of a safety culture within its organization, in particular in middle management;
  preparation and updating of tools for the minimization of exposure to risk in all production activities, in particular as concerns process safety and asset integrity;
  improvement of performance in critical areas.

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As a response to these policies, Eni started the following actions:
  in the area of risk management and process safety:

          (i) the new asset integrity project in the Exploration & Production division which led to the development of a software package including hazard identification (describing the features of process fluids, operating processes, etc.) and a checklist for the identification of prevention and mitigation barriers. After the completion of a risk assessment, an improvement plan is drafted;
          (ii) development of a model and protocol for process safety audits by the R&M division applied to 4 refineries. The project will be completed with an audit of all refineries and its results will be incorporated in an operating plan;

  measures for the reduction of road accidents in the gas area in Italy by means of an upgrading of the car fleet, the monitoring of trucks and similar vehicles, the attendance of safe driving lessons. Outside the European Union, Eni continues the implementation of its safety technical guidelines on vehicle driving in non EU countries;
  measures for the reduction of accidents in work areas in the upstream and Engineering & Construction segments, based on raising awareness of operating managers on controls and technical interventions for improving work yards.
As a result of cooperation with business units, Eni is completing the following projects:
  a data base of laws and regulations collecting all local and international regulations, UNI and CE standards and the main data bases on HSE issues;
  a data base of accidents with a first operating prototype for the Exploration & Production and Refining & Marketing divisions and for Eni corporate that will form the basis for the implementation of the final system;
  the MEDSTAR project, a tool for assisting the management of emergencies related to the transport and handling of oil and chemical products in the Mediterranean area. This system is connected to the It system supporting third level emergencies (3TER).

The main results achieved in 2008 were:

  an increase in awareness of safety issues created by internal communication projects (some of which have been addressed to contractors), such as the Leadership in Safety project carried out at Saipem, that has been extended also to other business units;
  a further improvement in safety indicators for Eni employees, in particular a decrease in road accidents for the first time in many years.

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RESPONSIBILITY TOWARDS THE ENVIRONMENT

Reference scenario
Eni’s activities and products are more and more affected by Italian and European laws and regulations that are tightening them up in terms of reduction and minimization of environmental impact. In addition, Eni’s main stakeholders (institutional investors, Public Administrations, local communities and so on) perform a careful scrutiny of its policies and actions for the protection of the environment and of its ability to invest in clean technologies. This forces Eni to strive to comply with laws and regulations in the light of risk prevention by setting and pursuing very high targets of environmental performance and commitment to the mitigation of climate change, the sustainable use of natural resources and the conservation of biodiversity. More detailed	information on the reduction of the environmental footprint is found on Eni’s website in the area Sustainability and in the Sustainability Report.

Environmental management
The environmental performance achieved by Eni in the past few years derived also from the implementation of an integrated HSE management model applied to all business areas since 2003. In 2008 Eni further improved its HSE planning and periodic control systems.
The planning and analysis process led to the definition of improvement objectives for the main environmental performances that business units assumed and are achieving with innovative specific projects.
In the area of integrated environmental management,

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Eni is building a unique monitoring and data collection system for all business units, expected to start operating in 2009.
In the Exploration & Production division, on a total of 35 companies, 23 obtained the ISO 14001 certification, in line with objectives set in 2007; in the petrochemical segment the ISO 14001 certification was completed for all production plants, as already done in the refining area. The electric segment expects to complete the ISO 14001 certification of all plants by 2010.

Rational use of natural resources
The minimization of use of natural resources and the control of impacts that are priority objectives of a sustainable environmental management have been achieved by adopting the best practices and technologies capable of ensuring a proper control of releases in the environment (air, waters, soils).
In most of its production sites – refineries, petrochemical plants, oil centers – a constant reduction of air emissions is ensured by technological adjustments and fume reduction devices, by an increasing use of natural gas entailing a reduction in emissions of primary pollutants (carbon monoxide, nitrogen oxides, sulphur dioxide, total particulate and aromatic compounds) and by energy efficiency plans.
The rationalization of water consumption has been obtained by preferring integrated production processes based on the treatment and recycling of process water. In the Exploration & Production division, water injection projects allow to maintain field pressure, reducing the environmental impact of releasing process waters.
In 2008 various water injection projects have been carried out in Libya (Bouri, Bu Attifel, Wafa), Egypt (Belayim), Nigeria, Algeria, Indonesia and Congo.
Eni expects to increase water injection to 5.5 mmcm

of water, that would otherwise be released in the environment. Studies are underway for the feasibility of similar projects in Kazakhstan (Kashagan) and Italy.
The management of waste deriving from production activities is obtained by optimizing production processes, identifying actions for reducing waste sent to landfills and by controlling also the operations of contractors.
Eni continues the planning and management of divestment/decommissioning of industrial plants, the environmental reclaiming of soils and aquifers under approved and environmentally adequate processes and procedures.
Waste from production processes amounted to 1.9 mmtonnes, up 6% from 2007. This increase is due mainly to the Exploration & Production segment that acquired new drilling assets in Alaska and disposed of cuttings in Nigeria in 2008.
In 2008 the Exploration & Production division also performed an assessment of waste management and prepared specific waste management plans in affiliates outside Italy. This assessment concerned 15 relevant companies in 10 countries. The objective set was reached by 11 companies (73%) in 7 countries (Algeria, Pakistan, Russia, Indonesia, Kazakhstan, Libya, Congo) and is expected to be implemented in Nigeria, Egypt and Croatia in 2009.
In order to protect the areas where Eni operates, responsibilities and operating modes aiming at reducing the negative impact of oil spills have been defined.
Tools available include the recourse to external professionals and/or international organizations.
In 2008, In the Exploration & Production segment a total of 378 oil spills were registered for a total of 7,024 barrels of oil spilled (decreasing from the preceding two years).

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Climate change and emissions
Eni’s action plan for the mitigation of climate change, finalized in 2008, is based on projects for the reduction of gas flaring, projects for energy saving and increasing efficiency of industrial plants and R&D projects aimed at the containment of CO2 emissions.
In particular Eni aims at:
  reducing gas flaring: in 2008 capital expenditures have been approved for reducing greenhouse gas emissions from flaring by 70% in 2012 from 2007 levels;
  increasing efficiency in all areas: from production (including gas flaring/venting) to transport and energy conversion to final uses; the G&P division cooperates with its final customers by providing technical consultancy for energy saving actions;
  feasibility studies and planning in the field of renewables (photovoltaic, sun, biomass, etc);
  capture and geological confinement of CO2 (technically feasible but with economics and long term safety issues still under scrutiny); in October 2008 Eni and Enel signed a strategic agreement for a first integrated project for the capture, transport and geological sequestration of CO2;
  biofixation of CO2.
In 2008 total greenhouse gas emissions in CO2 tons, including CO2 emissions from combustion and processes, methane emissions (converted into CO2 using the Global Warming Potential of 21) and flaring and venting emissions decreased by 7% from 2007.
The most significant decrease in the Exploration & Production segment derived from the reduction in flaring in Russia and Nigeria.

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THE FUTURE OF ENERGY AND INNOVATION

The future challenges of energy
The availability of energy is crucial in supporting social and economic development worldwide.
The energy industry has to face the challenge of the growth of energy requirements and relevant issues of energy interdependence, security of supplies and environmental impact of fossil fuel production and use.
The question of interdependence is crucial because it deeply affects the relationships between producing and consuming countries and is bound to become more relevant in the long term.
The diversification of producing areas and energy sources represents a necessary step to cope with the question of interdependence and security of supplies.
The increase in and diversification of energy sources is not a question of scarcity of resources, but rather of limited access, technical complexity and high costs. Conventional hydrocarbon resources that are technically recoverable can support current production levels for the next 95 years.
Western oil companies have limited access to economical and plentiful resources, that are directly controlled by state owned companies and local governments. This leads to a reduction in opportunities for Western companies that tend to explore borderline areas (ultra deep waters, Arctic areas, complex geological structures) that are costly and technically difficult to bring to production.
This situation is complemented by the fact that renewable sources currently satisfy only a portion of energy requirement worldwide – 3% excluding biomass and waste – due to the reduced volumes produced at high cost based on currently available technologies.
Solar energy, for example, covers only 1% of overall energy requirements and the production cost of	electricity from photovoltaic plants is 5 to 10 times higher than that of thermoelectric plants fuelled with oil or gas.
Biofuels represent only 1% of world consumption in the transport industry. Their production requires wide land areas and the production cost of ethanol is not competitive with that of gasoline on a global scale.
In addition, competition increased between this segment and the production of food crops, due to increasing use of cereals and vegetable oils for biofuel production.
The prevalence of fossil sources in the overall energy mix brings to the forefront the problem of the environmental impact of energy production.
About 60% of current CO2 emissions from human activities (about 30 billion tonnes in 2005) derive from the energy segment, first and foremost the combustion of coal.
In order to win these challenges, it is necessary to work on the cornerstones represented by technological innovation and energy efficiency, also developing new forms of cooperation with producing countries and national oil companies.
Eni pays special attention to these aspects that directly affect the supply and consumption of energy and are crucial for mitigating their negative impact on the environment.

A strategy for innovation
In order to support the efficacy and efficiency of its innovation activities Eni defined a new policy based on the following lines:
i)
R&D and innovation activities are carried out in three centers: the center for non conventional energy located in Novara, the center for Oil & Gas

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located in San Donato Milanese and the center for the environment in Monterotondo, near Rome. The first two centers are carrying out the Along with petroleum initiative focused on the development of innovative technologies in the area of solar energy and biofuels);
ii)
development of strategic alliances and scientific cooperation projects with internationally renowned academic institutions and research centers. In 2008 Eni signed a research alliance with the Massachusetts Institute of Technology, Boston, focused on innovative technology in the field of solar energy and on Oil & Gas issues and environmental sustainability. The alliance has a five year term and entails an expenditure of $50 million. Eni also signed framework agreements with the Milan and Turin Polytechnic Schools which include various actions underway and under definitions with these two universities;
iii)
valorization of the intellectual property generated by R&D activities. Intellectual assets represent a crucial asset for Eni. In 2008 Eni filed 96 patent applications, with a 39% increase from 2007. In particular, 27 applications were in the field of drilling and completion, geology/geophysics of fields, engineering, mid/downstream; 2 applications concerned gas transport, 20 related to biofuels, catalysts and refining processes and the environment; 8 applications concerned solar energy and biomass and 11 concerned petrochemical technology;
iv)
support, promote and reward advanced scientific research. In 2007 Eni established the Eni Award for innovative applications in the field of sustainable energy. Given its successful inception, Eni extended the number of prizes to be awarded in 2009 from 2 to 3: new frontiers for hydrocarbons, alternative and non conventional energy, environmental protection, and increased their amount. The 2009 edition registered a 124% increase in applications from 2008.

Development of upstream activities and natural gas
Eni is committed to developing advanced upstream technologies in frontier areas with environmental and geological complex features (seabed in deep and ultradeep waters, Arctic and sub-Arctic areas).
The technological aim in these areas consists in improving subsoil description, estimating quantity and quality of fluids in the sediment basins and being able to produce hydrocarbons in these areas guaranteeing the protection of local environment.
Eni is also committed to developing technologies capable of increasing volumes extracted from fields.
The application of enhanced Oil & Gas recovery techniques from known fields is a sustainable approach because it allows to increase production without causing additional impacts in terms of total surface interested by extraction, energy and water requirements, generation of polluting by-products (sour gas).
In addition, just a one percentage point increase in recovery would allow to increase world reserves by billions of barrels and to increase the life index of available reserves by 1-2 years.
The availability of enhanced recovery techniques can be an essential factor in the relations with producing countries – where many fields are being developed with traditional techniques and are nearing production decline – and also for access to non conventional resources (ultra heavy crude, oil sands, tight gas and coal bed methane).
Eni is also committed to make the best use of the so called stranded gas reserves located in areas far from final markets, in small fields or in complex geological formations (e.g. low permeability). Resources with these features represent approximately 15% of proved world reserves of gas that cannot be brought to the market with traditional techniques.
Eni is pursuing technological options that allow transport or conversion to liquids of these resources in order to be able to market them.

Results achieved in 2008
In 2008 overall expenditure in R&D amounted to approximately euro 217 million, excluding general and administrative expenses (euro 208 million in 2007).
At December 31, 2008, a total of 1,098 persons were employed in research and development activities.
The following table describes the main results achieved in research and innovation.

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Main results achieved in innovation in 2008

Advanced exploration techniques
Seismic on ice	The first seismic campaign for hydrocarbon exploration on floating ice has been completed in Alaska. It proved that operations can be extended beyond the summer and that it is possible to implement innovative systems for minimizing the environmental impact of exploration in Arctic and sub-Arctic areas.
Depth Velocity Analysis (DVA)	The development of an advance software for the analysis of speed data from seismic prospecting has been completed. It can be applied to all fields where it is necessary to visualize underground areas in complex structures (e.g. fields hidden by salt or basalt layers in the Gulf of Mexico, Brazil, Africa, Caspian Sea, etc.).
Multi Frequency Marine Controlled Source Electromagnetics (CSEM)	The CSEM technology has been developed for identifying areas containing hydrocarbons up to depths of a few kilometers by detecting the electromagnetic response of subsoils to a signal produced by an artificial source. Employed with other advanced seismic techniques, CSEM allowed to significantly reduce mineral risks in the Norwegian and Nigerian offshore and to evaluate precisely the production potential, later confirmed by drilling results.
Time-lapse Micro-gravity and Electric Magnetic methods (4D-MGG)	A proprietary technique (patent application pending) for measuring the variations of the gravitational, electric and magnetic fields in the reservoir capable of identifying areas containing gas and areas containing fluids (oil or water) has been developed. Field tests performed in Italy showed high efficiency in characterizing fields containing permeability barriers and in monitoring/optimizing production (e.g. gas storage).
Coil Shooting	Methodology for collecting seismic data in the sea through streamers pushed on spiraling routes instead of the traditional grid routes. In 2008 a data collection campaign has been successfully completed in Indonesia. Data interpretation is currently underway.
Increase in recovery rates
Recovery through steam injection	A special steam injection technique will be employed in a field containing heavy crude offshore Congo. This technology has never been applied before in deep waters.
Enhanced oil recovery with CO2 injection	Eni started researching the application of an enhanced oil recovery technique (EOR) with CO2 injection aimed at increasing the recovery rate of heavy crude extracted in Eni fields. CO2 could be recovered from industrial plants near the fields. This kind of project would entail a strategically relevant integrated complex for capturing, transporting and storing CO2 for EOR. In favorable cases, preliminary estimates indicate a potential for doubling extracted oil.
Marketing of marginal gas resources
Gas to liquids (GtL)	The GTL project turns natural gas into distillates in 3 phases: production of syngas (CO and H2), Fischer-Tropsch synthesis of wax, conversion of wax into distillates. In 2001 this project led to the construction of a pilot plant with a 20 bbl/d capacity at the Sannazzaro refinery. In 2008 testing and engineering were completed so that Eni now holds a complete GTL proprietary technology.
Natural gas high pressure transport (TAP)	Eni developed innovative solutions for the transport of large volumes of natural gas (20-30 bcm/y) for long stretches (over 3,000 kilometers), thus linking faraway markets and producing areas. The technology has been tested (for the first time in the world) at pilot scale by operating pipes in high resistance steel (X80 and X100) in real conditions. To better understand the behavior of pipes in case of extreme damage, also blasting tests have been performed. The next technologic objective is a test on X100 materials.
TPI-intermediate pressure transport	Eni intends to examine the potential and maturity of this transport option that seems to have a shorter time to market. In 2008 the first grade X80 pipes have been produced by some world leading manufacturers.
Conversion of heavy crude into lighter products
Eni Slurry Technology (EST)	The EST process consists in the catalytic hydroconversion in the slurry phase of heavy crudes and fractions into middle distillates for vehicles. As compared to the conversion technologies available on the market EST allows to fully convert asphaltenes(the most difficult crude fraction to treat) and does not produce by-products such as fuel oil and coke that are no longer suitable for sale. In 2008 Eni continued testing this proprietary technology at the Taranto demonstration plant. Construction is underway of an industrial plant with a capacity of 23,000 barrels/d at the Sannazzaro refinery.
Oil upgrading processes
LCO Upgrading	In agreement with the business objective of adjusting production to the evolution of demand (increase in gasoil with correspondent decrease in gasolines and decline in fuel oil) this project aims at developing a process for converting refinery products (light cycle oil) to diesel fuel. In 2008 tests continued for he scaleup of catalysts and the technical-economic feasibility of the industrial process. The results obtained will form the basis for the industrial prototype. A patent application has been filed for integrating this technology with catalytic cracking.
Hydrogen	This project aims at developing a reforming technology (Short Contact Time - Catalytic Partial Oxidation) that can convert gaseous and liquid hydrocarbons (natural gas, LPG, fuel gas, liquid fractions, even low quality) into synthetic gas (carbon monoxide and hydrogen) using reactors up to 3 times smaller than those currently in use. The project aims at increasing the availability of hydrogen for refinery operations and oil upgrading. In 2008, a multi-fuel service station near Mantova has been equipped with a small hydrogen production plant (20 Nm3/h) while testing is ongoing for the construction of a demonstration plant with a capacity of 200 Nm3/h fed with light hydrocarbons.

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Main results achieved in innovation in 2008
Petrochemicals
Basic petrochemicals	Laboratory tests consolidated the new process for the oxidation of cumene to hydroperoxide cumene, leading to high selectivity. This process can be applied also to alkylbenzenes other than cumene. A methodology for producing cumene by alkyilating benzene with isopropilic alcohol with a proprietary catalytic system has been developed at laboratory level. The possibility to produce ethylbenzene at much lower temperature than traditionally done with new catalytic systems employing zeolites has been consolidated at laboratory level with potential energy savings.
Polyethylene	Industrial tests were performed successfully for an ULDPE (ultra low density polyethylene) to be compounded with polypropylene for applications in the car industry.
Elastomers	A new activator of the catalytic system in the production of ethylene propylene copolymers (EPR) and terpolimers of the EPDM type has been studied with higher yields and quality (e.g. reduction of chlorine content). The start-up of the Neocis plant for the production of high cis polybutadiene has been completed, following the successful completion of the "Neocis 80kta" project. New types of improved polybutadiene have been developed to be used in new plastic products. The pilot activities preceding the industrial application phase are underway.
Styrenic polymers	Positive synthesis tests of HPS/ABS by means of anionic/radical single stage polymerization have been completed on a pilot scale. At the Mantova plant the first test production of a new HIPS ESCR polymer had been successfully completed. The new product showed improved break resistance. Within the project for developing innovative products for insulators in the building industry (e.g. EPRS) by continuous mass, new polymer grades with higher insulating power have been obtained.
Environment and efficiency
New formulas for fuels and lubricants	R&D continued for developing advanced products for the transport industry aimed at optimizing engine efficiency, reducing noxious emissions and anticipating European standards. Innovation derives also from cooperation with users, among which Iveco, Piaggio and Daimler. In 2008 Eni signed an agreement with the Fiat research center for testing new fuels.
GHG program (green house gas)	The GHG program includes the EOR with CO2 injection project and also the testing of the geological sequestration of CO2 in a depleted gas field near Cortemaggiore with extended site monitoring. This activity is performed in cooperation with Eneland tends to identify and check the feasibility of an integrated project for capturing and sequestering CO2.
Ensolvex project	In 2008 Eni built a 4 t/h plant at the Gela refinery based on extraction with solvents for the reclaiming of soil polluted by hydrocarbons within the limits imposed by Ministerial Decree No. 471/1999.
En-Z-lite process	In 2008 a demonstration plant has been designed for removing organic compounds from water by means of adsorption complying with the most stringent standards on MTBE levels applicable to plants reclaiming polluted waters and producing streams adequate for the production of steam.
Renewable energy sources
Green Diesel	In 2008 work was completed for the front end engineering design of an industrial plant for the production of 250 ktonnes/y of Green Diesel from soy and/or palm oil by means of the EcofiningTM technology developed in cooperation with UOP. This process consists in the hydrocracking of vegetable oils with the use of hydrogen and yields an oxygen free hydrocarbon product compatible with oil derived fuels.
Biodiesel by means of micro algae	The project aims at testing the technical and economic feasibility of a process based on the biofixation of CO2 by means of micro algae for the recycling of CO2 produced by oil refining plants and the purification of discharge waters with production of biomass that can be converted into biofuel and/or other energy vectors. Most of the testing activities are performed at the Gela refinery, where a small scale pilot plant made up of photobioreactors and open pools is operating. Lab microbiological studies allowed to isolate indigenous algae that might act with greater capacity than expected being already adapted to local conditions. In 2008 the basic design package for a pilot plant extended over one hectare was started.
Solar energy	The main projects concerning solar energy are:
- development of photovoltaic cells based on organic and/or polymeric materials;
- synthesis of photoactive materials capable of increasing conversion efficiency in photovoltaic cells;
- photoproduction of hydrogen for water dissociation;
- development of hybrid systems for electricity generation (with possible by production of desalinated water) based on concentration solar and combined cycles aimed at exploiting remote gas sources.
R&D activities are performed at the center for research on non conventional energy (Istituto Donegani) in Novara under the supervision of Eni’s department for strategies and development and in cooperation with external institutions(e.g. alliance with the Massachusetts Institute of Technology).

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RELATIONS WITH TERRITORY AND COMMUNITIES

The model of cooperation and development in territories
Eni operates in a constant dialogue with its stakeholders in order to represent an opportunity for autonomous and sustainable development for local communities. This is why Eni applies a model of relationships with territories that values the role of technical cooperation for development by means of tools such as agreements with institutions and entities in the countries or regions where it operates (Memorandum of understanding or intent protocol), the process of engagement of stakeholders and communities for local development and integrated charity actions provided by Eni Foundation. Eni also participates actively to the Extractive Industries Transparency Initiative (EITI) since 2005 promoting the publication of data relating to royalties by the governments of the countries where it operates.
In 2008 Eni signed a Memorandum of Understanding with national authorities in Congo, Angola, the Russian Federation and Gabon. In Congo, the agreement signed with the Ministry for Energy provides for the exploration and development of non conventional oils in oil sands in two important areas (Tchikatanga and Tchikatanga-Makola) and projects for the protection of health (with the support of Eni Foundation), the support of basic education and the construction of infrastructure.
In Angola, the memorandum of understanding signed with Sonangol, the national oil company, includes projects in onshore exploration and cooperation in the building of energy infrastructure, production of biofuels exploiting excess agricultural production non intended for human consumption, development of educational and vocational training projects. In Libya, activities continued under the Memorandum of Understanding	signed in 2006 by Eni, the Gaddafi Development Foundation and NOC, the national oil company which provided for an 8 year plan (from 2006 to 2014) and an expenditure of $150 million.

Application of the cooperation model in Basilicata
Eni set the goal of integrating its commitments with local communities and institutions with dialogue and actions "accompanying" local populations on the route to development of the areas touched – directly and indirectly – by its oil extracting activities, thus activating autonomous and sustainable development and providing, in addition to funds, also relational capital and corporate know how. This approach is based on the promotion of dialogue with stakeholders in order to identify development opportunities and to plan joint activities.
In 1998 in Basilicata, Eni signed the first agreement with significant sustainability contents between an oil company and a region. This agreement provided for initiatives in the field of environmental protection, training and development through innovation and research and the establishment of a local branch of the Eni Enrico Mattei Foundation. Today Eni is an economic big player in this area: in 2008 over euro 82 million have been paid as royalties to the region and to municipalities.
In Val Camastra and Val d’Agri within the "Community Mission" project carried out in cooperation with the Eni Enrico Mattei Foundation and the AASTER consortium, in 2008 work continued for engaging the main local actors – such as local government officials, entrepreneurs, tourism operators, associations – to identify and define development routes for the local socio-economic system. The national forum "Sviluppo

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e Comuni Polvere" (held in Calvello and Abriola on July 11 and 12, 2008) organized by Eni in conjunction with the local municipalities, the Eni Enrico Mattei Foundation, the AASTER consortium and the Editoriale Vita, marked the conclusion of the first phase of the community mission in Val Camastra. In 2009, the projects agreed upon will be started.

Main development initiatives
In 2008 the development initiatives carried out for local communities concerned mainly projects and expenditure for:

  development of local socio-economic systems by supporting entrepreneurship and upgrading infrastructure;
  education and training of young generations;
  protection and promotion of culture, ecosystems and local identity;
  right to health of local communities.

In 2008 expenditure for local development amounted to euro 86.5 million, up 15% from 2007.

Eni promotes and supports the development of local socio-economic systems by supporting businesses and upgrading infrastructure which received 71% of expenditure for communities. In Nigeria, within the Green River project, Eni with local communities and the Consultants Community Development Foundation started a micro-credit scheme through which 30 cooperatives received loans for amounts varying from 4,000 to 6,000 dollars. Other 3 projects were aimed at supporting local agricultural production.

Eni promotes the development of infrastructure especially in the energy sector by exploiting the potential of renewable energy sources. In 2008 these interventions concerned Nigeria, Egypt and Mali.

To promote health means to provide the basis of development. Eni supports projects and programs for improving the local health systems and promotes actions for reducing health risks. In 2008 Eni invested in the provision of health structures in Ecuador, Kazakhstan, Mali, Nigeria, Egypt, Pakistan and Tunisia. It also promoted programs for the promotion of health worldwide, such as a screening for breast cancer prevention in Australia, the national program for breast feeding in East Timor and a campaign for polio immunization in Pakistan.

The support of education and training is fundamental for the growth of younger generations. In 2008 Eni provided school materials to about 1,000 students in Ecuador. Eni built schools and training centers in Nigeria, Pakistan, Kazakhstan, Norway and Australia.
Eni supported training programs in India, Egypt, Kazakhstan and East Timor. Eni supported higher education in the countries where it operates, in particular it assigned 111 scholarships to university students, of these 25 were Kazakh students.

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Country	Areas	Main initiatives in 2008
Algeria	Cooperation model/initiatives for communities.	Consultation and information with Algerian Authorities; cooperation with the Tassili Foundation for interventions in favor of local communities (since 2007); training and recruiting of local technicians for restoration works (foreseen by MoU).
Angola	Cooperation model/initiatives for communities	MoU between Eni and Sonangol signed on August 13, 2008.
Australia	Consultancy Impact evaluation Initiatives for communities	Continuation of activities under SIA (since 2007). Consultations with aboriginal communities (within stakeholder engagement plan). Dedicated training for local populations and main contractors.
Congo	Cooperation model/initiatives for communities Impact evaluation EITI	Kento Muana project. Construction completed of a power station fed with gas from M’bundi. Preparation of a SIA and HIA. Biodiversity ecosystem assessment. Recruitment of local personnel for activities related to local development. Formalization of tasks of the Executive Committee (Eni a member) for the publication of data on activities and payments.
Ecuador	Cooperation model/initiatives for communities	Projects for fostering microbusinesses managed by women. Projects in the fields of health, tourism and infrastructure. Preliminary assessment of the Villano biodiversity project.
Egypt	Initiatives for communities	Use of local contractors and subcontractors. Actions and training in the health sector.
India	Socio-economic development of territories Impact evaluation	Use of local contractors and subcontractors. Construction of a local baseline assessment in Rajasthan and the Andaman islands (underway).
Indonesia	Initiatives for communities	Actions for communities (health and infrastructure). Consultations for identifying relevant stakeholders.
Italy (Val d’Agri)	Cooperation model Socio-economic development of territories	Performed consultations provided for by the Community Mission (interviews in schools and academia and businesses), Pilot development project for the Calvello municipality (publication of a social budget of Calvello and Val Camastra).
Kazakhstan	Impact evaluation Initiatives for communities Human rights EITI	Kashagan: continued consultation of relevant stakeholders (within SIA), preparation of HIA. Karachaganak: updating underway of social baseline assessment, prepared biodiversity & ecosystem assessment (2-year study concluded in 2008), promoted initiatives for social and infrastructure development for both activities. Publication of 2006 data for Kashagan (Agip Caspian Sea BV - KCO Consortium) and Karachaganak (Agip Karachaganak BV - KPO Consortium). HRCA completed (as pilot project).
Libya	Cooperation model Initiatives for communities (MoU) (Local procurement)	Activities of MoU for local communities (health, training, protection of environment and cultural heritage) continued (since 2007). Activities of HIA continued in Kufra and Murzuk (started in 2007). Extension of local content tool for economic development of area.
Mali	Initiatives for communities (Local procurement) Impact evaluation	Activation of health initiatives and access to water in the Timbuktu area, training and recruitment of local technicians.
Nigeria	Cooperation model Human rights and security Risk management EITI Initiatives for communities (Local procurement and microcredit) Impact evaluation	Human rights compliance assessment (as pilot project within implementation of guidelines for the protection and promotion of human rights). Draft stakeholder engagement plan. Publication of data under EITI. Training and recruitment of local staff. Projects for the use of associated gas. Construction of a pipeline network to the Brass terminal for a new liquefaction plant aimed at marketing associated gas. Actions in training aimed at developing micro businesses (through microcredit schemes within the Green River project). Baseline of the health Stream project.
Norway	Initiatives for communities Impact evaluation (Biodiversity)	Continued consultation with local communities (started in 2007). Study of the Arctic ecosystem(see paragraph).
Pakistan	Impact evaluation Initiatives for communities	Increase of recruitment of local personnel. Enlargement of microcredit as a tool for local development (empowerment of women in Chinni Taluna Sehwan). Continuation of HIA (first phase started in 2007) for population in the Bhit area. Social baseline analysis in East Sindh.
East Timor	Initiatives for communities (Local procurement) EITI	Context analysis and definition of action plan for the development of local communities. Continuation of Multistakeholder WG (started in 2007) for the completion of a multiyear plan for future implementation of initiatives in the country (to be started).
Recently acquired countries (Gabon, Papua New Guinea)	Socio economic development EITI	Consultation and meeting with local authorities. Inclusion of recently acquired contracts in EITI (Gabon).

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ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Eni Foundation
In 2008 the Eni Enrico Mattei Foundation continued its work for solidarity actions in support of disadvantaged and vulnerable persons activated in Congo (in particular by means of the Salissa Mwana program of vaccination and epidemiological monitoring against the most serious childhood deceases and the Kento Mwana program for the prevention of HIV transmission from mothers to infants), in Angola (by means of the health and nutrition program for children activated in Luanda), Indonesia and Italy. Through Eni Foundation Eni also paid the first euro 100 million portion (over a total of euro 200 million) contributing to a government program for the distribution of pre-paid purchase cards to weaker sections of the population in Italy.

Protection and enhancement of ecosystems
Upholding the principles of the 1992 Convention on Biodiversity, Eni acknowledges the relation existing among ecosystems, conservation of biodiversity and human wellbeing. This is why Eni performs studies and evaluations of the impact of its activities on ecosystems and biodiversity, aimed at promoting and performing actions and projects for safeguarding, recovering and enhancing territories in cooperation with its stakeholders.
The identification of potential risks for the health of ecosystems is obtained through research activities that allow to identify development opportunities that not only reduce risks but also generate value for communities. These activities are performed in concert with international NGOs and research centers and are addressed to sensitive land and sea environments, such as the Arctic and rainforests. The projects entailed mainly the study, monitoring and mitigation of impacts on biodiversity caused by operations, also with the aim at implementing specific tools and programs to be applied in all business operations, in line with guidelines issued by the Energy and Biodiversity Initiative.
In 2008 projects were started up and continued on Italy, the United States (Alaska), Ecuador, Norway and Kazakhstan.
In 2008 Eni started a Biodiversity project aimed at developing strategies, methods and tools for the management of aspects related to the protection of ecosystems and biodiversity under a new ecosystemic approach.

Promotion of a culture of sustainable development

Support to research and culture
Eni supports culture through a sponsoring strategy based on joint projects with the most relevant institutions active in art, literature, the protection of cultural and historical heritage. In 2008 Eni started cooperating with Legambiente, supporting a project named "The future of our planet, the energy scenario" aimed at promoting knowledge on global environmental and energy issues, with special attention to non conventional energy sources.
In 2008 Eni invested euro 11.82 million in culture sponsorship, 78% of which directed to supporting culture.

Eni supports research by participating in international projects and providing funds for sponsoring research centers and scholarships. Among these, relevant are the Solar Frontiers Research Project, carried out with the MIT and aimed at developing advanced technology in new generation applications of solar energy (see box above).
In 2008 Eni signed agreements with Italian and international academic institutions, promoting training and research and contributing to the creation of specific skills and activating new channels for personnel recruitment.
Eni also promoted the Eni Award, a prize rewarding innovative projects in the areas of Science and Technology, Research and Environment, Debut in the world of research.

Activities of the Eni Enrico Mattei Foundation
The Fondazione Eni Enrico Mattei (FEEM) has the objective of contributing to the increase in knowledge in the fields of economy and sustainable development. In 2008, FEEM developed 60 international projects, partially sponsored by the European Union and organized 90 events (seminars and meetings).

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ENI ANNUAL REPORT / GLOSSARY

Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

FINANCIAL TERMS

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year.

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR (Total Shareholder Return) Measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe Barrel of Oil Equivalent Is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.00615.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Deep waters Waters deeper than 200 meters.

Development (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied.
The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

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ENI ANNUAL REPORT / GLOSSARY

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential ("Potentially recoverable hydrocarbon volumes") Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Underlifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

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ENI ANNUAL REPORT / GLOSSARY

Production Sharing Agreement Contract in use in non OECD area countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "cost oil" is used to recover costs borne by the contractor, "profit oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations .

Ship or pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Swap In the gas sector, the swap term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

Take or pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network,

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ENI ANNUAL REPORT / GLOSSARY

marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

ABBREVIATIONS

mmcf	=	million cubic feet
bcf	=	billion cubic feet
mmcm	=	million cubic meters
bcm	=	billion cubic meters
boe	=	barrel of oil equivalent
kboe	=	thousand barrel of oil equivalent
mmboe	=	million barrel of oil equivalent
bboe	=	billion barrel of oil equivalent
bbl	=	barrels
kbbl	=	thousand barrels
mmbbl	=	million barrels
bbbl	=	billion barrels
mmtonnes	=	million tonnes
ktonnes	=	thousand tonnes
/d	=	per day
/y	=	per year

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Consolidated Financial
Statements

BLANK PAGE

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ENI ANNUAL REPORT / CONSOLIDATED FINANCIAL STATEMENTS

Balance sheet

Dec. 31, 2007	Dec. 31, 2008

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents	(1)	2,114		1,939
Other financial assets held for trading or available for sale:	(2)
- equity instruments		2,476		2,741
- other securities		433		495
		2,909		3,236
Trade and other receivables	(3)	20,676	1,616	22,222	1,539
Inventories	(4)	5,499		6,082
Current tax assets	(5)	703		170
Other current tax assets	(6)	833		1,130
Other current assets	(7)	1,080		2,349	59
Total current assets		33,814		37,128
Non-current assets
Property, plant and equipment	(8)	50,137		59,155
Other assets	(9)	563
Inventory - compulsory stock	(10)	2,171		1,196
Intangible assets	(11)	4,333		7,715
Equity-accounted investments	(12)	5,639		5,471
Other investments	(12)	472		410
Other financial assets	(13)	923	87	1,134	356
Deferred tax assets	(14)	1,915		2,912
Other non-current receivables	(15)	1,110	16	1,401	21
Total non-current assets		67,263		79,394
Assets classified as held for sale	(26)	383		68
TOTAL ASSETS		101,460		116,590
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(16)	7,763	131	6,359	153
Current portion of long-term debt	(21)	737		549
Trade and other payables	(17)	17,116	1,021	20,515	1,253
Income taxes payable	(18)	1,688		1,949
Other taxes payable	(19)	1,383		1,660
Other current liabilities	(20)	1,556	4	4,319	4
Total current liabilities		30,243		35,351
Non-current liabilities
Long-term debt	(21)	11,330	16	13,929	9
Provisions for contingencies	(22)	8,486		9,573
Provisions for employee benefits	(23)	935		947
Deferred tax liabilities	(24)	5,471		5,742
Other non-current liabilities	(25)	2,031	57	2,538	53
Total non-current liabilities		28,253		32,729
Liabilities directly associated with the assets classified as held for sale	(26)	97
TOTAL LIABILITIES		58,593		68,080
SHAREHOLDERS’ EQUITY	(27)
Minority interest		2,439		4,074
Eni shareholders’ equity
Share capital		4,005		4,005
Reserves		34,610		40,722
Treasury shares		(5,999)		(6,757)
Interim dividend		(2,199)		(2,359)
Net profit		10,011		8,825
Total Eni shareholders’ equity		40,428		44,436
TOTAL SHAREHOLDERS’ EQUITY		42,867		48,510
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		101,460		116,590

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ENI ANNUAL REPORT / CONSOLIDATED FINANCIAL STATEMENTS

Profit and loss account

2006	2007	2008

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(30)	86,105	3,974	87,256	4,198	108,148	5,048
Other income and revenues		783		827		720	39
Total revenues		86,888		88,083		108,868
OPERATING EXPENSES	(31)
Purchases, services and other		57,490	2,720	58,179	3,777	76,408	6,298
- of which non-recurring charge		239		91		(21)
Payroll and related costs		3,650		3,800		4,004
- of which non-recurring income				(83)
Depreciation, depletion, amortization and impairments		6,421		7,236		9,815
OPERATING PROFIT		19,327		18,868		18,641
FINANCE INCOME (EXPENSE)	(32)
Finance income		3,749	58	4,445	49	7,985	42
Finance expense		(3,971)	(18)	(4,554)	(20)	(8,198)	(17)
Derivative financial instruments		383		26	10	(551)	58
		161		(83)		(764)
INCOME FROM INVESTMENTS	(33)
Share of profit (loss) of equity-accounted investments		795		773		640
Other gain (loss) from investments		108		470		733
		903		1,243		1,373
PROFIT BEFORE INCOME TAXES		20,391		20,028		19,250
Income taxes	(34)	(10,568)		(9,219)		(9,692)
Net profit		9,823		10,809		9,558

Attributable to:
- Eni		9,217		10,011		8,825
- Minority interest	(27)	606		798		733
		9,823		10,809		9,558
Earnings per share attributable to Eni (euro per share)	(35)
Basic		2.49		2.73		2.43
Diluted		2.49		2.73		2.43

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ENI ANNUAL REPORT / CONSOLIDATED FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2006	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199
Net profit for the year									10,011	10,011	798	10,809
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities				(4)						(4)		(4)
Change in the fair value of cash flow hedge derivatives				(1,370)						(1,370)		(1,370)
Foreign currency translation differences				25	(1,954)					(1,929)	(51)	(1,980)
				(1,349)	(1,954)					(3,303)	(51)	(3,354)
Total recognized income and (expense) for the year				(1,349)	(1,954)				10,011	6,708	747	7,455
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2006 interim dividend of euro 0.60 per share)								2,210	(4,594)	(2,384)		(2,384)
Interim dividend distribution of Eni SpA (euro 0.60 per share)								(2,199)		(2,199)		(2,199)
Dividend distribution of other companies											(289)	(289)
Payments by minority shareholders											1	1
Allocation of 2006 net profit							4,623		(4,623)
Shares repurchased						(680)				(680)		(680)
Treasury shares sold under incentive plans for Eni managers			(55)	35		55	11			46		46
Difference between the carrying amount and strike price of stock options exercised by Eni managers							9			9		9
			(55)	35		(625)	4,643	11	(9,217)	(5,208)	(288)	(5,496)
Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(201)	(201)
Cost related to stock option and stock grant							18			18		18
Foreign currency translation differences on the distribution of dividends and other changes					119		(238)			(119)	11	(108)
					119		(220)			(101)	(190)	(291)
Balance at December 31, 2007	4,005	959	7,207	(914)	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867

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ENI ANNUAL REPORT / CONSOLIDATED FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity continued

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2007	4,005	959	7,207	(914)	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867
Net profit for the year									8,825	8,825	733	9,558
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities (Note 27)				2						2		2
Change in the fair value of cash flow hedge derivatives (Note 27)				1,255						1,255	(52)	1,203
Foreign currency translation differences					1,066					1,066	11	1,077
				1,257	1,066					2,323	(41)	2,282
Total recognized income and (expense) for the year				1,257	1,066				8,825	11,148	692	11,840
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.70 per share in settlement of 2007 interim dividend of euro 0.60 per share)								2,199	(4,750)	(2,551)		(2,551)
Interim dividend distribution of Eni SpA (euro 0.65 per share)								(2,359)		(2,359)		(2,359)
Dividend distribution of other companies											(297)	(297)
Payments by minority shareholders											20	20
Allocation of 2007 net profit							5,261		(5,261)
Shares repurchased						(778)				(778)		(778)
Treasury shares sold under incentive plans for Eni managers			(20)	13		20	(1)			12		12
Difference between the carrying amount and strike price of stock options exercised by Eni managers							2			2		2
			(20)	13		(758)	5,262	(160)	(10,011)	(5,674)	(277)	(5,951)
Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA											(31)	(31)
Cost related to stock option and stock grant							18			18		18
Put option granted to Publigaz (the Distrigas minority shareholder)				(1,495)						(1,495)		(1,495)
Minority interest recognized following the acquisition of Distrigas NV and Hindustan Oil Exploration Co Ltd											1,261	1,261
Foreign currency translation differences on the distribution of dividends and other changes				(1)	198		(186)			11	(10)	1
				(1,496)	198		(168)			(1,466)	1,220	(246)
Balance at December 31, 2008 (Note 27)	4,005	959	7,187	(1,140)	(969)	(6,757)	34,685	(2,359)	8,825	44,436	4,074	48,510

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ENI ANNUAL REPORT / CONSOLIDATED FINANCIAL STATEMENTS

Statement of cash flows

(million euro)	Note	2006	2007	2008

Net profit of the year		9,823	10,809	9,558
Depreciation, depletion and amortization	(31)	6,153	7,029	8,422
Revaluations, net		(386)	(494)	2,560
Net change in provisions for contingencies		(86)	(122)	414
Net change in the provisions for employee benefits		72	(67)	(8)
Gain on disposal of assets, net		(59)	(309)	(219)
Dividend income	(33)	(98)	(170)	(510)
Interest income		(387)	(603)	(592)
Interest expense		346	523	809
Exchange differences		6	(119)	(319)
Income taxes	(34)	10,568	9,219	9,692
Cash generated from operating profit before changes in working capital		25,952	25,696	29,807
(Increase) decrease:
- inventories		(953)	(1,117)	(801)
- trade and other receivables		(1,952)	(655)	(974)
- other assets		(315)	(362)	162
- trade and other payables		2,146	360	2,318
- other liabilities		50	107	1,507
Cash from operations		24,928	24,029	32,019
Dividends received		848	658	1,150
Interest received		395	333	266
Interest paid		(294)	(555)	(852)
Income taxes paid, net of tax receivables received		(8,876)	(8,948)	(10,782)
Net cash provided from operating activities		17,001	15,517	21,801
- of which with related parties	(37)	2,206	549	(62)
Investing activities:
- tangible assets	(8)	(6,138)	(8,532)	(12,312)
- intangible assets	(11)	(1,695)	(2,061)	(2,250)
- consolidated subsidiaries and businesses		(46)	(4,759)	(3,634)
- investments	(12)	(42)	(4,890)	(385)
- securities		(49)	(76)	(152)
- financing receivables		(516)	(1,646)	(710)
- change in payables and receivables in relation to capital expenditures and capitalized depreciation		(26)	185	367
Cash flow from investments		(8,512)	(21,779)	(19,076)
Disposals:
- tangible assets		237	172	318
- intangible assets		12	28	2
- consolidated subsidiaries and businesses		8	56	149
- investments		36	403	510
- securities		382	491	145
- financing receivables		794	545	1,293
- change in payables and receivables in relation to disposals		(8)	(13)	(299)
Cash flow from disposals		1,461	1,682	2,118
Net cash used in investing activities (*)		(7,051)	(20,097)	(16,958)
- of which with related parties	(37)	(686)	(822)	(1,598)

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ENI ANNUAL REPORT / CONSOLIDATED FINANCIAL STATEMENTS

Statement of cash flows continued

(million euro)	Note	2006	2007	2008

Proceeds from long-term debt		2,888	6,589	3,774
Repayments of long-term debt		(2,621)	(2,295)	(2,104)
Increase (decrease) in short-term debt		(949)	4,467	(690)
		(682)	8,761	980
Net capital contributions by minority shareholders		22	1	20
Net acquisition of treasury shares different from Eni SpA		(477)	(340)	(50)
Acquisition of additional interests in consolidated subsidiaries		(7)	(16)
Sale of additional interests in consolidated subsidiaries		35
Dividends paid to Eni’s shareholders		(4,610)	(4,583)	(4,910)
Dividends paid to minority interest		(222)	(289)	(297)
Net purchase of treasury shares		(1,156)	(625)	(768)
Net cash used in financing activities		(7,097)	2,909	(5,025)
- of which with related parties	(37)	(57)	20	14
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(4)	(40)	(1)
Effect of exchange rate changes on cash and cash equivalents		(197)	(160)	8
Net cash flow for the period		2,652	(1,871)	(175)
Cash and cash equivalents - beginning of year	(1)	1,333	3,985	2,114
Cash and cash equivalents - end of year	(1)	3,985	2,114	1,939

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. For the definition of net borrowings, see " Financial Review" in the "Report of the Directors".
Cash flows of such investments were as follows:

(million euro)	2006	2007	2008

Financing investments:
- securities	(44)	(75)	(74)
- financing receivables	(134)	(970)	(99)
	(178)	(1,045)	(173)
Disposal of financing investments:
- securities	340	419	145
- financing receivables	54	147	939
	394	566	1,084
Net cash flows from financing activities	216	(479)	216

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SUPPLEMENTAL CASH FLOW INFORMATION

(million euro)	2006	2007	2008

Effect of investment of companies included in consolidation and businesses
Current assets	68	398	1,938
Non-current assets	130	5,590	7,442
Net borrowings	53	1	1,543
Current and non-current liabilities	(92)	(972)	(3,598)
Net effect of investments	159	5,017	7,325
Minority interests			(1,261)
Fair value of investments held before the acquisition of control		(13)	(601)
Sale of unconsolidated entities controlled by Eni	(60)
Purchase price	99	5,004	5,463
less:
Cash and cash equivalents	(53)	(245)	(1,829)
Cash flow on investments	46	4,759	3,634

Effect of disposal of consolidated subsidiaries and businesses
Current assets	9	73	277
Non-current assets	1	20	299
Net borrowings	(1)	26	(118)
Current and non-current liabilities	(4)	(94)	(270)
Net effect of disposals	5	25	188
Gain on disposal	3	33	25
Minority interest			(1)
Selling price	8	58	212
less:
Cash and cash equivalents		(2)	(63)
Cash flow on disposals	8	56	149

Transactions that did not produce cash flows
Acquisition of equity investments in exchange of businesses contribution:

(million euro)	2006	2007	2008

Current assets	23
Non-current assets	213	38
Net borrowings	(44)	(4)
Long-term and short-term liabilities	(53)
Net effect of contribution	139	34
Minority interest	(36)
Gain on contribution	18
Acquisition of investments	121	34

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of presentation

The Consolidated Financial Statements of Eni Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU) pursuant to Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005. Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, the Consolidated Financial Statements are fully compliant with IFRS as issued by the IASB and in effect for the year 2008 with the exception of IFRIC 12 "Service Concession Arrangements" issued by the IASB in 2006, effective from January 1, 2008 and not yet by the European Commission (see the "Recent Accounting Principles" paragraph).
Oil and natural gas exploration and production activity is accounted for in conformity with internationally accepted accounting principles. Specifically, this concerns the determination of the amortization expenses using the unit-of-production method and the recognition of the production-sharing agreements and buy-back contracts. The Consolidated Financial Statements have been prepared on a historical cost basis except for certain items that under IFRS must be recognized at fair value as described in the summary of significant accounting policies paragraph.
The Consolidated Financial Statements include the statutory accounts of Eni SpA and the accounts of controlled subsidiary companies where the company holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits.
Immaterial subsidiaries are not consolidated. A subsidiary is generally considered to be immaterial when it does not exceed two of the following three limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; and (iii) average number of employees: 50 units. Moreover, companies for which consolidation does not produce significant economic and financial effects are not consolidated. These are usually entities acting as sole-operator in the management of oil and gas contracts on behalf of companies participating in a joint venture. These are financed proportionately based on a budget approved by the participating companies upon presentation periodical reports of proceeds and expenses. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the financial statements of the companies involved. The effects of these exclusions are immaterial1.
Immaterial subsidiaries excluded from consolidation, jointly controlled entities, associates and other interests are accounted for as described below under the item "Financial fixed assets".
Subsidiaries’ financial statements are audited by the independent auditors who examine and certify also the information required for the preparation of the Consolidated Financial Statements.
2008 Consolidated Financial Statements approved by Eni’s Board of Directors on March 13, 2009 were audited by the independent auditor PricewaterhouseCoopers SpA (PwC) who reviewed disclosed information. The independent auditor of Eni SpA, as the main auditor of the Group, is in charge of the auditing activities of the subsidiaries, unless this is incompatible with local laws, and, to the extent allowed under Italian legislation, of the work of other independent auditors.
Amounts in the notes to these financial statements are expressed in millions of euros (euro million).

Principles of consolidation

Interest in consolidated companies
Assets and liabilities, revenues and expenses related to fully consolidated subsidiaries are wholly incorporated in the Consolidated Financial Statements; the book value of interests in these subsidiaries is eliminated against the corresponding share of the shareholders’ equity by attributing to each of the balance sheet items its fair value at the acquisition date.
When acquired, the net equity of controlled subsidiaries is initially recognized at fair value. The excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed is recognized as goodwill; negative goodwill is recognized in profit and loss account.
Equity and net profit of minority shareholders are included in specific lines of the financial statements; this share of equity is determined using the fair value of assets and liabilities, excluding any related goodwill, at the time when control is acquired.
The purchase of additional ownership interests in subsidiaries from minority shareholders is recognized as goodwill and represents the excess of the amount paid over the carrying value of the minority interest acquired.
Gains or losses associated with the sale of interests in consolidated subsidiaries are reflected in profit and loss account for the difference between proceeds from the sale and the divested portion of net equity.

(1)	According to the requirements of the Framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.

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Inter-company transactions
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are not eliminated since they are considered an impairment indicator of the asset transferred.

Foreign currency translation
Financial statements of foreign companies having a functional currency other than euro are translated into the presentation currency using closing exchange rates for assets and liabilities, historical exchange rates for equity accounts and average rates for the period for the profit and loss account (source: Bank of Italy).
Cumulative exchange differences resulting from this translation are recognized in shareholders’ equity under "Other reserves" in proportion to the group’s interest and under "Minority interest" for the portion related to minority shareholders. Cumulative exchange differences are charged to the profit and loss account when the investments are sold or the capital employed is repaid.
Financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the countries where the entities operate. The U.S. dollar is the prevalent functional currency for the entities that do not adopt euro.

Summary of significant accounting policies

The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.

Current assets
Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognized in the profit and loss account under "Financial income (expense)" and as a component of equity within "Other reserves", respectively.
In the latter case, changes in fair value recognized under shareholders’ equity are charged to the profit and loss account when they are impaired or realized. The objective evidence that an impairment loss has occurred is verified considering, interalia, significant breaches of contracts, serious financial difficulties or the high probability of insolvency of the counterparty; asset write downs are included in the carrying amount2.
Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets, held-to-maturity financial assets and investments associated with a derivative financial instrument. The latter are stated at fair value with effects of changes in fair value recognized to the profit and loss account rather than shareholders’ equity, the so-called "fair value option", in order to ensure a match with the recognition in the profit and loss account of the changes in fair value of the derivative instrument3.
The fair value of financial instruments is determined by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by market operators and prices obtained in similar recent transactions in the market. Interests and dividends on financial assets stated at fair value with gains or losses reflected in profit and loss account are accounted for on an accrual basis as "Financial income (expense)" and "Income (expense) from investments", respectively. When the purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned, the transaction is accounted for on the settlement date. Receivables are carried at amortized cost (see item "Financial fixed assets" below). Transferred financial assets are derecognized when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of the ownership.
Inventories, including compulsory stocks and excluding contract work in progress, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is the estimated selling price less the costs to sell. The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Contract work in progress is measured using the cost-to-cost method whereby contract revenue is recognized based on

(2)	By EU Commission Regulation No. 1004/2008 of October 15, 2008, amendments to IAS 39 "Financial Instruments: Recognition and Measurement" and to IFRS 7 "Financial Instruments: Disclosures" were endorsed. The amendments permit, with certain criteria met, an entity to reclassify held for trading and available-for-sale financial assets into financial instruments valuated at cost or at amortized cost. The change has not produced any effect for Eni.
(3)	Regarding the investment in OAO Gazprom Neft see Note 2 - Other financial assets held for trading or available for sale.

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the stage of completion as determined by the cost sustained. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the inventories is recorded as a liability. Losses related to construction contracts are accrued for once the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment will be made in a foreign currency, is translated to euro using the current exchange rates at year end and the effect of rate changes is reflected in profit and loss account.
Hedging instruments are described in the section "Derivative Instruments".

Non-current assets

Property, plant and equipment4
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or self-construction cost including any costs directly attributable to bringing the asset into operation. In addition, when a substantial period of time is required to make the asset ready for use, the purchase price or self-construction cost includes the borrowing costs incurred that could have otherwise been saved had the investment not been made. In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Changes in estimate of the carrying amounts of provisions due to the passage of time and changes in discount rates are recognized under "Provisions for contingencies"5.
Property, plant and equipment is not revalued for financial reporting purposes.
Assets carried under financial leasing or concerning arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognized at fair value, net of taxes due from the lessor or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment. A corresponding financial debt payable to the lessor is recognized as financial liability. These assets are depreciated using the criteria described below. When the renewal is not reasonably certain, leased assets are depreciated over the shorter of the lease term and the estimated useful life of the asset.
Expenditures on renewals, improvements and transformations which provide additional economic benefits are capitalized to property, plant and equipment.
Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life which is an estimate of the period over which the assets will be used by the company. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately. The amount to be depreciated is represented by the book value reduced by the estimated net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased with a building. Tangible assets held for sale are not depreciated but are valued at the lower of book value and fair value less costs of disposal.
Assets that can be used free of charge by third parties are depreciated over the shorter term of the duration of the concession and the useful life of the asset.
Replacement costs of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Expenditures for ordinary maintenance and repairs are expensed as incurred.
The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount represented by the higher of fair value less costs to sell and value in use. If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset. Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset,

(4)	Recognition and evaluation criteria of exploration and production activities are described in the section "Exploration and production activities" below.
(5)	The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as undetermined settlement dates for asset retirements do not allow a reasonable estimate of the fair value of the associated retirement obligation. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

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giving more importance to independent assumptions. Oil, natural gas and petroleum products prices (and to prices for products which derive therefrom) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. Discounting is carried out at a rate that reflects a current market valuation of the time value of money and of those specific risks of the asset that are not reflected in the estimate of the future cash flows. In particular, the discount rate used is the Weight Average Cost of Capital (WACC) adjusted for the specific country risk of the activity.
The evaluation of the specific country risk to be included in the discount rate is provided by external parties. WACC differ considering the risk associated with individual operating segments; in particular for the assets belonging to the Gas & Power and Engineering & Constructions segments, taking into account the different risk compared with Eni, specific WACC rates have been defined (for Gas & Power segment on the basis of a sample of companies operating in the same segment; for Engineering & Constructions segment on the basis of the market quotation); WACC used for impairments in the Gas & Power segment is adjusted to take into consideration the risk premium of the specific country of the activity while WACC used for impairments in the Engineering & Constructions segment is not adjusted for country risk as most of the company assets are not located in a specific country. For the regulated activities, the discount rate to use for the measurement of value in use is equal to the rate off return defined by the Regulator. For the other segments, a single WACC is used considering that the risk is the same to that of Eni as a whole. Value in use is calculated net of tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so-called "cash generating unit". When the reasons for their impairment cease to exist, Eni makes a reversal that is recognized in profit or loss account as income from asset revaluation. This reversed amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Intangible assets
Intangible assets are assets without physical substance, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from contractual or legal rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits generated by the underlying asset and to restrict the access of others to those cash flows.
Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and they are not revalued for financial reporting purposes.
Intangible assets with a definite useful life are amortized systematically over their useful life estimated as the period over which the assets will be used by the company; the amount to be amortized and the recoverability of the carrying amount are verified in accordance with the criteria described in the section "Property, plant and equipment".
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure to which goodwill relates. When the carrying amount of the cash generating unit, including goodwill allocated thereto, exceeds the cash generating unit’s recoverable amount, the excess is recognized as impairment. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges against goodwill are not reversed6. Negative goodwill is recognized in the profit and loss account.
Costs of technological development activities are capitalized when: (i) the cost attributable to the development activity can be reasonably determined; (ii) there is the intention, availability of funding and technical capacity to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future economic benefits.

(6)	Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

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Exploration and production activities7
ACQUISITION OF MINERAL RIGHTS
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flows.
Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under "Intangible assets" and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.
Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets.
Costs associated with proved reserves are amortized on a UOP basis, as detailed in the section "Development", considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

EXPLORATION
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are initially capitalized in order to reflect their nature as an investment and subsequently amortized in full when incurred.

DEVELOPMENT
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized within property, plant and equipment and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized at a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between investments and proved developed reserves.
Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal.
Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

PRODUCTION
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

PRODUCTION-SHARING AGREEMENTS AND BUY-BACK CONTRACTS
Oil and gas reserves related to production-sharing agreements and buy-back contracts are determined on the basis of contractual clauses related to the repayment of costs incurred for the exploration, development and production activities executed through the use of company’s technologies and financing (cost oil) and the company’s share of production volumes not destined to cost recovery (profit oil). Revenues from the sale of the production entitlements against both cost oil and profit oil are accounted for on an accrual basis whilst exploration, development and production costs are accounted for according to the policies mentioned above.
The company’s share of production volumes and reserves representing the profit oil includes the share of hydrocarbons which corresponds to the taxes to be paid, according to the contractual agreement, by the national government on the behalf of the company. As a consequence the company has to recognize at the same time an increase in the taxable profit, through the increase of the revenues, and a tax expense.

RETIREMENT
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UOP basis, consistent with the policy described under "Property, plant and equipment".

(7)	IFRS does not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS 6 "Exploration for and evaluation of mineral resources".

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Grants
Grants related to assets are recorded as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account.

Financial fixed assets
INVESTMENTS
Investments in subsidiaries excluded from consolidation, jointly controlled entities and associates may be accounted for using the equity method8. Subsidiaries, joint ventures and associates excluded from consolidation may be accounted for at cost, adjusted for impairment losses if this does not result in a misrepresentation of the company’s financial condition. When the reasons for their impairment cease to exist, investments accounted for at cost are re-valued within the limit of the impairment made and their effects are included in "Other income (expense) from investments".
Other investments, included in non current assets, are recognized at their fair value and their effects are included in shareholders’ equity under "Other reserves"; this reserve is charged to the profit and loss account when it is impaired or realized. When investments are not traded in a public market and fair value cannot be reasonably determined, investments are accounted for at cost, adjusted for impairment losses; impairment losses may not be reversed9.
The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND FINANCIAL ASSETS TO BE HELD TO MATURITY
Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then adjusted to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value. Amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). Any impairment is recognized by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate defined at the initial recognition, or at the moment of its updating to reflect re-pricings contractually established. Receivables and financial assets to be held to maturity are recognized net of the allowance for impairment losses; when the impairment loss is definite the allowance for impairment losses is reversed for charges otherwise for excess. Changes to the carrying amount of receivables or financial assets in accordance with the amortized cost method are recognized as "Financial income (expense)".

Financial liabilities
Debt is carried at amortized cost (see item "Financial fixed assets" above).

Provisions for contingencies
Provisions for contingencies are liabilities for risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognized when: (i) there is a current obligation (legal or constructive), as a result of a past event; (ii) it is probable that the settlement of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time. If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the company’s average borrowing rate taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Financial income (expense)".

(8)	In the case of step acquisition of a significant influence (or joint control), the investment is recognized at the acquisition date of significant influence (joint control) at the amount deriving from the use of the equity method assuming the adoption of this method since initial acquisition; the "step-up" of the carrying amount of interests owned before the acquisition of significant influence (joint control) is taken to equity.
(9)	Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

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When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process.
Costs that the company expects to bear in order to carry out restructuring plans are recognized when the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimated revisions to the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) with a corresponding entry to the assets to which they refer.
In the notes to the consolidated financial statements the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably not result in an outflow of resources embodying economic benefits.

Employee benefits
Post-employment benefit plans, including constructive obligations, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due.
The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions and charged on an accrual basis during the employment period required to obtain the benefits. The valuation of the liability is made by independent actuaries.
The actuarial gains and losses of defined benefit plans are recognized pro-rata on service, in the profit and loss account using the corridor method, if and to the extent that net cumulative actuarial gains and losses unrecognized at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating to the plan.
Such actuarial gains and losses derive from changes in the actuarial assumptions used or from a change in the conditions of the plan.
Obligations for long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Treasury shares
Treasury shares are recorded at cost and as a reduction of equity. Gains resulting from subsequent sales are recorded in equity.

Revenues and costs
Revenues associated with sales of products and services are recorded when significant risks and rewards of ownership pass to the customer or when the transaction can be considered settled and associated revenue can be reliably measured. In particular, revenues are recognized for the sale of:

-	crude oil, generally upon shipment;
-	natural gas, upon delivery to the customer;
-	petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment;
-	chemical products and other products, generally upon shipment.

Revenues are recognized upon shipment when, at that date, significant risks are transferred to the buyer. Revenues from crude oil and natural gas production from properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s net working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at year end.
Income related to partially rendered services is recognized in the measurement of accrued income if the stage of completion can be reliably determined and there is no significant uncertainty as to the collectability of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

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Revenues accrued in the year related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. Requests of additional revenues, deriving from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterparty will accept them.
Revenues are stated net of returns, discounts, rebates, bonuses and direct taxation. The exchange of goods and services of a similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.
Costs are recorded when the related goods and services are sold, consumed or allocated, or when their future benefits cannot be determined. Costs associated with emission quotas, determined on the basis of the average prices of the main European markets at period end, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; related revenues are recognized upon sale. Costs related to the purchase of the emission rights are taken to intangible assets net of any negative difference between the amount of emissions and the quotas assigned.
Operating lease payments are recognized in the profit and loss account over the length of the contract.
Labor costs include stock grants and stock options granted to managers, consistent with their actual remunerative nature. The instruments granted are recorded at fair value on the vesting date and are not subject to subsequent adjustments; the current portion is calculated pro-rata over the vesting period10. Fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is recorded as a counter-balance of "Other reserves".
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, which cannot be capitalized, are included in profit and loss account.

Exchange rate differences
Revenues and costs associated with transactions in currencies other than the functional currency are translated into the functional currency by applying the exchange rate at the date of the transaction.
Monetary assets and liabilities in currencies other than functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than the functional currency valued at cost are translated at the initial exchange rate; non-monetary assets that are re-measured to fair value, recoverable amount or realizable value, are translated at the exchange rate applicable to the date of re-measurement.

Dividends
Dividends are recognized at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes
Current income taxes are determined on the basis of estimated taxable income. The estimated liability is included in "Income tax payables". Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using tax laws that have been enacted or substantively enacted at the balance sheet date and the tax rates estimated on annual basis. Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates (tax laws) that have been enacted or substantively enacted for future years. Deferred tax assets are recognized when their realization is considered probable. Deferred tax assets and liabilities are included in non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item "Deferred tax assets"; if negative, in the item "Deferred tax liabilities". When the results of transactions are recognized directly in shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

(10)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, the period between the date of the award and the date at which the option can be exercised.

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Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section "Current assets". When there is objective evidence that an impairment loss has occurred (see "Current assets" paragraph) derivative are recognized net the allowance for impairment losses.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities) the derivatives are stated at fair value and the effects charged to the profit and loss account. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective are initially stated in equity and then recognized in the profit and loss account consistent with the economic effects produced by the hedged transaction. The changes in the fair value of derivatives that do not meet the conditions required to qualify for hedge accounting are shown in the profit and loss account.
Economic effects of transactions, which relate to purchase or sales contracts for commodities entered into to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the goods, are recognized on an accrual basis (the so-called normal sale and normal purchase exemption or own use exemption).

Financial statements
Assets and liabilities of the balance sheet are classified as current and non-current. Items of the profit and loss account are presented by nature11.
The statement of changes in shareholders’ equity includes profit and loss for the year, transactions with shareholders and other changes in shareholders’ equity.
The statement of cash flows is presented using the indirect method, whereby net profit is adjusted for the effects of non-cash transactions.

Use of accounting estimates

The company’s Consolidated Financial Statements are prepared in accordance with IFRS. These require the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate can be produced with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.
Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage,

(11)	Further information on financial instruments as classified in accordance with IFRS is provided in Note 28 - Guarantees, commitments and risks "Other information about financial instruments".

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all booked reserves will be classified as proved undeveloped. Volumes will subsequently be reclassified from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production-sharing agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.
Oil and natural gas reserves have a direct impact on certain amounts reported in the Consolidated Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense.
Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter.
Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation, depletion and amortization expense. Conversely, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether or not property impairment is to be carried out. The larger the volume of estimated reserves, the lower the likelihood of asset impairment.

Impairment of assets
Eni assesses its tangible assets and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable.
Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced utilization of the plants and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products.
The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal costs and value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.
For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions concerning: future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.
Oil, natural gas and petroleum products prices used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. The estimate of the future amount of production is based on assumptions related to the commodity future prices, lifting and development costs, market demand and to other factors. The discount rate reflects the current market valuation of the time value of money and of the specific risks of the asset not reflected in the estimate of the future cash flows.
Goodwill and other intangible assets with an indefinite useful life are not subject to amortization. The company tests such assets at the cash-generating unit level for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In particular, goodwill impairment is based on the determination of the fair value of each cash-generating unit to which goodwill can be attributed on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

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Asset retirement obligations
Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the consolidated financial statements. Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the countries where Eni operates, as do political, environmental, safety and public expectations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically, at the time the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (i.e. interest accretion) and any change in the estimates following the modification of future cash flows and discount rate adopted. The recognized asset retirement obligations are based on future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combinations
Accounting for business combinations requires the allocation of the purchase price to the various assets and liabilities of the acquired business at their respective fair values. Any positive residual difference is recognized as "Goodwill". Negative residual differences are credited to the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.
Management, considering the actions already taken, insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigations and the possible insurance recoveries.

Employee benefits
Defined benefit plans and other long-term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trends, estimated retirement dates and mortality rates. The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include rates of annuity contracts and rates of return on high quality fixed-income investments. The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved, based principally on available actuarial data; and (v) determination of the expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific

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average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses. Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period that exceed 10% of the greater of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligation and employee benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Engineering & Construction segment
Revenue recognition in the Engineering & Construction segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducting costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process that includes identification of risks related to the geographical region, market conditions in that region and any assessment that is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Requests of additional income, deriving from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterparty will accept them.

Recent accounting principles

Accounting standards and interpretations issued by IASB /IFRIC and endorsed by EU
By Commission Regulation No. 1358/2007 of November 21, 2007, IFRS 8 "Operating Segments" replaced IAS 14 "Segment Reporting". IFRS 8 sets out requirements for disclosure of information about the group segments that management uses to make decisions about operating matters. The identification of operating segments is based on internal reports that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and assess their performances. IFRS 8 comes into effect starting on January 1, 2009.

By Commission Regulation No. 1274/2008 of December 17, 2008, the revised IAS 1 "Presentation of Financial Statements" has been endorsed. The revision requires, among other things, a statement of comprehensive income that begins with the amount of net profit for the year adjusted with all items of income and expenses directly recognized in equity, but excluded from net income, in accordance with IFRS. The revised standard comes into effect starting on January 1, 2009.

By Commission Regulation No. 1260/2008 of December 10, 2008, the revised IAS 23 "Borrowing Costs" has been endorsed. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset that take a substantial period of time to get ready for use or sale. The company is required to capitalize such borrowing costs as part of the cost of the asset. The revised standard comes into effect starting on January 1, 2009.

By Commission Regulation No. 1261/2008 of December 16, 2008, the revised IFRS 2 "Share-based payment" has been endorsed. The amendment specifies the accounting treatment of all cancellations of a grant of equity instruments to employees. It also imposes that vesting conditions are only service and performance conditions required in return for the equity instruments issued. The revised standard comes into effect starting on January 1, 2009.

By Commission Regulation No. 1262/2008 of December 16, IFRIC 13 "Customer Loyalty Programmes" has been endorsed.
The interpretation addresses how companies, which grant their customers loyalty, award credits when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the credits.

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In particular IFRIC 13 requires companies to allocate some of the consideration received from the sales transaction to the award credits and their recognition at fair value. This interpretation came into effect for annual periods beginning on or after July 1, 2008 (for Eni: 2009 financial statements).

By Commission Regulation No. 53/2009 of January 21, 2009 amendments to IAS 1 "Presentation of Financial Statements" and to IAS 32 "Financial Instruments: Presentation" have been endorsed. The amendments define the conditions that the puttable instruments issued by companies have to meet in order to be classified as equity. Moreover it allowed the classification as equity of instruments issued by the company that impose on the company an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The amendments to IAS 1 and IAS 32 come into effect starting on January 1, 2009.

By Commission Regulation No. 70/2009 of January 23, 2009 "Improvements to IFRSs", defined in the context of the annual process of "Improvements to IFRS" has been endorsed. It regards only changes to the existing standards with a technical and editorial nature. The provisions come into effect starting on January 1, 2009.

Accounting standards and interpretations issued by IASB/IFRIC and not yet been endorsed by EU
On January 10, 2008, IASB issued a revised IFRS 3 "Business Combinations" and an amended version of IAS 27 "Consolidated and Separate Financial Statements". The revisions to IFRS 3 require, among other things, (i) the acquisition-related costs to be accounted for separately from the business combination and then recognized as expenses rather than included in goodwill, (ii) the recognition to the income statement of any change to contingent consideration, and (iii) the choice of the full goodwill method which means to treat the full value of the goodwill of the business combination including the share attributable to minority interest. In the case of step acquisitions, the revisions also relate to the recognition in the profit and loss account of the difference between the fair value at the acquisition date of the net assets previously held and their carrying amounts.
The amendments of IAS 27 require, among other things, that acquisitions or disposals of non-controlling interests in a subsidiary that do not result in the loss of control, shall be accounted for as equity transactions. By contrast, disposal of any interests that the parent retains in a former subsidiary may result in a loss of control. In this case, at the date when control is lost the remaining investment retained is increased/decreased to fair value with gains or losses arising from the difference between the fair value and carrying amount of the held investment recognized in the profit or loss account.
The revised Standards shall be applied for annual periods beginning on or after July 1, 2009 (for Eni: 2010 financial statements).

On November 30, 2006, IFRIC issued IFRIC 12 "Service Concession Arrangements" which provides guidance on the accounting by operators for public-to-private service concession arrangements. An arrangement within the scope of this interpretation involves for a specified period of time an operator constructing, upgrading, operating and maintaining the infrastructure used to provide the public service. In particular when the grantor controls or regulates what services the operator must provide with the infrastructure, at what price and any significant residual interest in the infrastructure at the end of the term of the arrangement, the grantor shall recognize the concession as an intangible asset or as a financial asset on the basis of the agreements.
This interpretation shall be applied for annual periods beginning on or after January 1, 200812.

On July 3, 2008, IFRIC issued IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" which defines the criteria for recognition and evaluation of hedges of a net investment in a foreign operation. In particular the interpretation defines, among other things, that the object of the hedge is the exchange differences between the functional currency of the foreign operation and the parent’s functional currency and that the hedge instrument can be held by any Group company with the exception of the hedged foreign operation. This interpretation shall be applied for annual periods beginning on or after October 1, 2008 (for Eni: 2009 financial statements).

On November 27, 2008, IFRIC issued IFRIC 17 "Distributions of Non-cash Assets to Owner" which defines the criteria of recognition and evaluation of the distributions of assets other than cash when it pays dividends to its owner. It also applies in those situations in which an entity gives its owner a choice of receiving either non-cash assets or a cash alternative. In particular, an entity shall measure a liability to distribute non-cash assets as dividends to its owners at the fair value of the assets to be

(12)	IFRIC 12 has to be considered for the preparation of the 2008 Annual Report on Form 20-F. In particular starting from 2007 year Eni applies the SEC provisions allowing elimination of the U.S. GAAP reconciliation of the net income and equity for foreign private issuers that prepare their financial statements adopting the provisions of the international accounting standards (IFRS) issued by the IASB (even if not endorsed yet). The IFRIC 12 provisions regard some Group companies of the secondary gas distribution segment; the effects of the application of the interpretation regard the different classification of the carrying amount of the distribution networks the from tangible assets to an asset under concession arrangements.

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distributed. The liability, with any adjustments, is recognized as a contra to equity. When the entity settles the dividend payable, the difference, if any, between the carrying amount of the assets distributed and the fair value of the dividend payable is taken to profit or loss. This interpretation shall be applied for annual periods beginning on or after July 1, 2009 (for Eni: 2010 financial statements).

On January 29, 2008, IFRIC issued IFRIC 18 "Transfers of Assets from customers" which defines the criteria of recognition and evaluation of transfers of items of property, plant and equipment by service providers that receive such transfers from their customers. The interpretation is also applied in the cases in which the entity receives cash from a customer that must be used only to connect the customer to a network. When the definition of an asset is met, the asset is recognized at its fair value. When the connection is realized, the entity shall recognize the revenue for a period generally determined by the terms of the arrangement with the customer or, if the arrangement does not specify a term, over a period corresponding to the lower of the length of the supply and the useful life of the asset used to provide the ongoing service. This interpretation shall be applied for annual periods beginning on or after July 1, 2009 (for Eni: 2010 financial statements).

Eni is currently reviewing these new IFRS and interpretations to determine the likely impact on the Group’s results.

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Notes to the Consolidated Financial Statements

Current assets

1 Cash and cash equivalents
Cash and cash equivalents of euro 1,939 million (euro 2,114 million at December 31, 2007) included financing receivables originally due within 90 days for euro 616 million (euro 415 million at December 31, 2007). The latter were related to amounts on deposit with financial institutions accessible only on a 48-hour notice.

2 Other financial assets held for trading or available for sale
Other financial assets held for trading or available for sale are set out below:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Investments	2,476	2,741
Securities held for operating purposes
Listed Italian treasury bonds	229	257
Listed securities issued by Italian and foreign financial institutions	27	45
Non-quoted securities	3	8
	259	310
Securities held for non-operating purposes
Listed Italian treasury bonds	168	109
Listed securities issued by Italian and foreign financial institutions	5	67
Non-quoted securities	1	9
	174	185
Total other securities	433	495
	2,909	3,236

Equity instruments of euro 2,741 million (US $3,815 million at December 31, 2008 exchange rate) comprised the carrying amount of a 20% interest in OAO Gazprom Neft acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure. This entity is currently listed at the London Stock Exchange where approximately 5% of the share capital is traded, while Gazprom currently holds a 75% stake. This accounting classification reflects the circumstance that Eni granted to Gazprom a call option on the entire 20% interest to be exercisable by Gazprom within 24 months from the acquisition date, at a price of $3.7 billion equaling the bid price, as modified by subtracting dividends distributed and adding possible share capital increases, a contractual remuneration of 9.4% on the capital employed and financing collateral expenses.
The existing shareholder agreements establish that the governance of the investee will be modified to allow Eni to exercise significant influence through participation in the financial and operating policy decisions of the investee in the case that Gazprom does not exercise its call option. The carrying amount of the interest equals the strike price of the call option as of December 31, 2008. Eni decided not to adjust the carrying amount of the interest to the market prices at the balance sheet date resulting in $1,961 million for the following reasons:
(i) in the case that Gazprom exercises the call option, the strike price will correspond to the current carrying amount;
(ii) in the case that Gazprom does not exercise the call option, Eni will be granted significant influence in the decision-making process of the investee and consequently will be in a position to assess the investee in accordance with the equity method of accounting provided by IAS 28 for interests in associates. Under the equity method, Eni is required to allocate the purchase price to the corresponding interest in net equity and the residual amount to fair values of the investee’s assets and liabilities. Subsequently, the carrying amount is adjusted to reflect Eni’s share of losses and profits of the investee. Based on available information and the outcome of an impairment test performed also with the support of the independent consultant, the equity method assessment would result in an amount not lower than the current carrying amount of the investee.

Other securities of euro 495 million (euro 433 million at December 31, 2007) were available-for-sale securities. At December 31, 2007 and December 31, 2008, Eni did not own financial assets held for trading.

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The effects of the valuation at fair value of securities are set out below:

(million euro)	Value at Dec. 31, 2007	Changes recognized in the reserves of shareholders' equity	Value at Dec. 31, 2008

Fair value	2	3	5
Deferred tax liabilities		(1)	(1)
Other reserves of shareholders’ equity	2	2	4

Securities held for operating purposes of euro 310 million (euro 259 million at December 31, 2007) were designed to provide coverage of technical reserves of Group’s insurance company Eni Insurance Ltd for euro 302 million (euro 256 million at December 31, 2007).
The fair value of securities was determined by reference to quoted market prices.

3 Trade and other receivables
Trade and other receivables were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Trade receivables	15,609	16,444
Financing receivables:
- for operating purposes - short-term	357	402
- for operating purposes - current portion of long-term receivables	27	85
- for non-operating purposes	990	337
	1,374	824
Other receivables:
- from disposals	125	149
- other	3,568	4,805
	3,693	4,954
	20,676	22,222

Receivables are stated net of the allowance for impairment losses of euro 1,251 million (euro 935 million at December 31, 2007):

(million euro)	Value at Dec. 31, 2007	Additions	Deductions	Other changes	Value at Dec. 31, 2008

Trade receivables	595	251	(36)	(63)	747
Financing receivables		14		5	19
Other receivables	340	137	(26)	34	485
	935	402	(62)	(24)	1,251

The increase in trade receivables of euro 835 million was primarily related to the Gas & Power segment (euro 1,987 million), the Engineering & Construction segment (euro 513 million). These increases were partially offset by the decrease related to the Refining & Marketing segment (euro 1,036 million), Petrochemicals (euro 459 million) and Exploration & Production segment (euro 115 million).

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Trade and other receivables were as follows:

(million euro)	Dec. 31, 2008

Trade receivables	Other receivables	Total

Neither impaired nor past due	12,611	3,395	16,006
Impaired (net of the valuation allowance)	1,242	88	1,330
Not impaired and past due in the following periods:
- within 90 days	1,812	502	2,314
- 3 to 6 months	231	68	299
- 6 to 12 months	248	294	542
- over 12 months	300	607	907
	2,591	1,471	4,062
	16,444	4,954	21,398

Trade receivables not impaired and past due primarily referred to high-credit-quality public administrations and other highly-reliable counterparties for oil, natural gas and chemical products supplies.
Allowances for impairment losses of traded receivables of euro 251 million (euro 98 million in 2007) primarily referred to Refining & Marketing segment (euro 72 million), Gas & Power segment (euro 65 million), Petrochemicals (euro 60 million) and Syndial SpA (euro 27 million). In comparison with 2007 the amount of the allowance is more than double as a consequence of the larger number of clients in financial difficulties after the worsening of general economic conditions over the last part of the year.
Allowances for impairment losses of other receivables of euro 137 million (euro 109 million in 2007) primarily referred to the Exploration & Production segment (euro 135 million) due primarily to impairment of certain receivables associated with cost recovery with respect to local state-owned co-venturers based on underlying petroleum agreements and modifications of the Company’s interest in certain joint ventures.
Trade receivables included guarantees for work in progress for euro 213 million (euro 156 million at December 2007).
Other receivables for euro 227 million associated with cost recovery in the Exploration & Production segment are currently undergoing arbitration procedure. No impairment loss has been recognized as the Company and the third party are in the process of defining a transaction on amicable terms.
Receivables for financing operating activities of euro 487 million (euro 384 million at December 31, 2007) included euro 399 million due from unconsolidated subsidiaries, joint ventures and associates (euro 246 million at December 31, 2007) and euro 47 million cash deposit to provide coverage of Eni Insurance Ltd technical reserves (euro 112 million at December 31, 2007). Receivables for financing non-operating activities amounted to euro 337 million (euro 990 million at December 31, 2007) of which euro 173 million related to the current portion of a restricted deposit held by Eni Lasmo Plc as a guarantee of a debenture and euro 88 million related to deposit of Eni Insurance Ltd. The decrease of euro 653 million related for euro 898 million to the discharge of a collateral cash deposit made by Eni SpA to guarantee certain cash flow hedging derivatives.
Other receivables were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Accounts receivable from:
- joint venture operators in exploration and production	1,699	2,242
- Italian government entities	386	378
- insurance companies	253	146
	2,338	2,766
Prepayments for services	194	857
Receivables relating to factoring operations	182	171
Other receivables	979	1,160
	3,693	4,954

Receivables deriving from factoring operations of euro 171 million (euro 182 million at December 31, 2007) were related to Serfactoring SpA and consisted primarily of advances for factoring operations with recourse and receivables for factoring operations without recourse.
Receivables with related parties are described in Note 37 - Transactions with related parties.
Because of the short-term maturity of trade receivables, the fair value approximated their carrying amount.

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4 Inventories
Inventories were as follows:

Dec. 31, 2007	Dec. 31, 2008

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	861	299		809	1,969	466	263		1,155	1,884
Products being processed and semi finished products	74	27		15	116	48	17		3	68
Work in progress			553		553			953		953
Finished products and goods	1,962	703		17	2,682	2,528	557		92	3,177
Advances			179		179
	2,897	1,029	732	841	5,499	3,042	837	953	1,250	6,082

Inventories increased by euro 583 million primarily due to: (i) an increase in the trade value of the inventories in the Gas & Power segment reflecting favorable trends in the gas price formulas (euro 661 million); (ii) inclusion in consolidation of Distrigas NV (euro 322 million). Those increases were partially offset by a decrease of euro 718 million in the trade value of crude oil and petroleum products inventories in the Refining & Marketing segment primarily due to the impact of falling oil and petroleum product prices resulting in the recognition of a provision to write inventories down to their net realizable value at the year end.
Contract work in progress for euro 953 million (euro 553 million at December 31, 2007) are net of prepayments for euro 274 million (euro 577 million at December 31, 2007) within the limits of contractual considerations.

Inventories are stated net of the valuation allowance of euro 697 million (euro 75 million at December 31, 2007):

(million euro)	Value at Dec. 31, 2007	Additions	Deductions	Other changes	Value at Dec. 31, 2008

75	628	(5)	(1)	697

The additions of euro 628 million (euro 9 million in 2007) primarily related to the Refining & Marketing segment (euro 402 million) and to Petrochemicals (euro 215 million) as a consequence of the alignment of the inventories to their net realizable values at the closing date.

5 Current tax assets
Current tax assets were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Italian subsidiaries	634	53
Foreign subsidiaries	69	117
	703	170

The euro 533 million decrease in the current income tax assets primarily referred to Eni SpA which has used the tax receivables to offset the tax payables for 2008 year (euro 554 million).

6 Other current tax assets
Other current tax assets were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

VAT	376	623
Excise and customs duties	316	167
Other taxes and duties	141	340
	833	1,130

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7 Other assets
Other assets were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Fair value of non-hedging derivatives	629	1,608
Fair value of cash flow hedge derivatives	10	474
Other assets	441	267
	1,080	2,349

The fair value of derivative contracts which do not meet the criteria to be classified as hedges under IFRS was as follows:

Dec. 31, 2007	Dec. 31, 2008

(million euro)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Non-hedging derivatives on exchange rate
Interest currency swap	170	821	291	141	403	200
Currency swap	69	1,596	2,881	202	2,654	1,712
Other	3	18	11	314	111	1,202
	242	2,435	3,183	657	3,168	3,114
Non-hedging derivatives on interest rate
Interest rate swap	91	248	3,466	29	217	703
Other					4
	91	248	3,466	29	221	703
Non-hedging derivatives on commodities
Over the counter	12	75	22	864	1,270	2,709
Other	284	2	1,218	58	65	53
	296	77	1,240	922	1,335	2,762
	629	2,760	7,889	1,608	4,724	6,579

Fair value of the derivative contracts is determined using market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods used on the marketplace.
The increase in the fair value of the non-hedging derivatives of euro 979 million referred to the fair value of the derivatives deriving from the consolidation of Distrigas NV after the acquisition of control by Gas & Power segment (euro 637 million).
Fair value of the cash flow hedges of euro 474 million referred to Distrigas NV (euro 293 million) and to Exploration & Production segment (euro 181 million). The Distrigas NV derivatives were designated to hedge surpluses or deficits of gas to achieve a proper balance in gas portfolio and sales/purchases of amounts of gas and oil products at fixed price. Fair value related to the Exploration & Production segment referred to the fair value of the future sale agreements of the proved oil reserves with deadline by 2009. Those derivatives were entered into to hedge exposure to variability in future cash flows deriving from the sale in the 2008-2011 period of approximately 2% of Eni’s proved reserves as of December 31, 2006 corresponding to 125.7 mmbbl, decreasing to 79.7 mmboe as of end of December 2008 due to transactions settled in the year. These hedging transactions were undertaken in connection with acquisitions of oil and gas assets in the Gulf of Mexico and Congo that were executed in 2007.
Fair value of contracts expiring by 2009 is given in Note 20 - Other current liabilities; fair value of contracts expiring beyond 2009 is given in Note 15 - Other non-current receivables and in Note 25 - Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in the Note 27 - Shareholders’ equity and in the Note 32 - Finance income (expense).
The nominal value of cash flow hedge derivatives referred to purchase and sale commitments for euro 1,069 million and euro 3,130 million.
Information on the hedged risks and the hedging policies is given in Note 29 - Guarantees, commitments and risks.
Other assets amounted to euro 267 million (euro 441 million at December 31, 2007) and included prepayments and accrued income for euro 63 million (euro 297 million at December 31, 2007), rentals for euro 31 million (euro 21 million at December 31, 2007), and insurance premiums for euro 11 million (euro 10 million at December 31, 2007).

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Non-current assets

8 Property, plant and equipment
Analysis of tangible assets is set out below:

(million euro)	Net value at the beginning of the year	Investments	Depreciation	Impairments	Change in the scope of consolidation	Currency translation differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and impairments

Dec. 31, 2007
Land	443	4			28		123	598	628	30
Buildings	1,442	76	(99)	(3)	115	(3)	(152)	1,376	3,203	1,827
Plant and machinery	35,373	1,882	(4,724)	(41)	31	(1,535)	4,894	35,880	83,123	47,243
Industrial and commercial equipment	426	185	(125)	(1)	40	(8)	33	550	1,884	1,334
Other assets	328	86	(83)	(3)	1	(11)	23	341	1,361	1,020
Tangible assets in progress and advances	6,300	6,299		(97)	235	(646)	(699)	11,392	12,044	652
	44,312	8,532	(5,031)	(145)	450	(2,203)	4,222	50,137	102,243	52,106
Dec. 31, 2008
Land	598	8			(7)		27	626	656	30
Buildings	1,376	102	(106)	(29)	(122)	7	(342)	886	3,125	2,239
Plant and machinery	35,880	3,590	(5,737)	(652)	1,299	112	4,548	39,040	91,862	52,822
Industrial and commercial equipment	550	228	(177)	(3)		1	227	826	2,203	1,377
Other assets	341	124	(83)	(6)	(13)	5	9	377	1,563	1,186
Tangible assets in progress and advances	11,392	8,260		(653)	2,344	408	(4,351)	17,400	18,618	1,218
	50,137	12,312	(6,103)	(1,343)	3,501	533	118	59,155	118,027	58,872

Capital expenditures of euro 12,312 million (euro 8,532 million at December 31, 2007) primarily related to the Exploration & Production segment (euro 7,611 million), the Engineering & Construction segment (euro 2,015 million), the Gas & Power segment (euro 1,548 million) and the Refining & Marketing segment (euro 941 million). Capital expenditures included capitalized finance expenses of euro 236 million (euro 180 million at December 31, 2007) essentially related to the Exploration & Production segment (euro 109 million), the Refining & Marketing segment (euro 44 million) and the Gas & Power segment (euro 42 million). The interest rate used for the capitalization of finance expense ranged from 3.5% to 5.1% (4.4% and 5.2% at December 31, 2007).

The depreciation rates used were as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

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The break-down by segment of impairments amounting to euro 1,343 million (euro 145 million December 31, 2007) and the associated tax effect is provided below:

(million euro)	2007	2008

Impairment
Exploration & Production	86	765
Refining & Marketing	52	292
Petrochemicals		279
Other segments	7	7
	145	1,343
Fiscal effect
Exploration & Production	30	213
Refining & Marketing	19	108
Petrochemicals		88
Other segments	2	2
	51	411
Impairment net of the relevant fiscal effect
Exploration & Production	56	552
Refining & Marketing	33	184
Petrochemicals		191
Other segments	5	5
	94	932

In assessing whether impairment is required, the carrying value of the asset is compared with its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use. Given the nature of Eni’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers are taking place. Consequently the recoverable amount used in assessing the impairment charges described below is value in use. Value in use is calculated by discounting the estimated cash flows determined on the basis of the best information available at the moment of the assessment deriving from: (i) the Company’s four-year plan approved by the top management which provides information on expected oil and gas production, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main monetary variables, including inflation, nominal interest rates and exchange rates. For the subsequent years beyond the plan horizon, it has been used a real growth rate ranging from 0% to 2%; (ii) the commodity prices have been assessed based on the forward prices prevailing on the market place as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes for the following years (see "Basis of presentation").
Post-tax cash flows are discounted at the rate which corresponds for the Exploration & Production, Refining & Marketing and Petrochemicals segments to the Company’s weighted average cost of capital, adjusted to consider the risks specific to each country of activity. The post-tax WACC used for impairment purposes has ranged from 8.5% to 12.5%. Post-tax cash flows and discount rates have been adopted as they result in an assessment that is substantially equal to a pre-tax assessment.
In the Exploration & Production segment the main impairments were associated to proved and unproved properties in Turkmenistan, Iran and Gulf of Mexico as a consequence of changes in the regulatory and contractual framework, cost increases, as well as a changed pricing environment.
In the Refining & Marketing segment the main impairments referred to: (i) refining plants due to a worsening pricing environment and specific plant factors (low complexity and high fixed operating costs); (ii) the motorway retail network of service stations due to a worsening pricing environment, lower forecast volumes, increased motorway royalties and the commitments with the grantor to execute certain capital expenditures that bear no return.
In Petrochemicals the main impairments referred to: (i) aromatic plants of the Sicilian pole and of Porto Marghera due to lower expected profitability associated with a worsening margin environment; (ii) styrene plants of Mantova due to the structural drop of the demand by the users of polystyrene; (iii) polyethylene plants of the Sicilian pole due to the low competitiveness of the product, to the drop of the demand and the competitive pressure.
Changes in the scope of consolidation of euro 3,501 million (euro 450 million at December 31, 2007) referred to the acquisition of control by Exploration & Production segment of Burren Energy Plc (euro 2,543 million), First Calgary Petroleums Ltd (euro 757 million), Hindustan Oil Exploration Co (euro 199 million) and Eni Hewett Ltd (euro 118 million), the acquisition of control by Gas & Power

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segment of Distrigas NV (euro 30 million) and the sale by Refining & Marketing of Agip España SA (euro 146 million). More information on acquisitions is included in the Note 28 - Other information.
Foreign currency translation differences of euro 533 million were primarily related to translation of entities accounts denominated in U.S. dollar (euro 1,374 million). This effect was partially offset by translation of entities accounts denominated in Norwegian krones (euro 433 million) and British pounds (euro 308 million).
Other changes in the net book value of tangible assets (euro 118 million) referred to the initial recognition and change in the estimated amount of the costs for the dismantling and restoration of sites referring to the Exploration & Production segment (euro 620 million). This effect was partially offset by asset disposals for euro 318 million, of which euro 248 million related to oil and gas assets of Exploration & Production segment.
The accumulated impairments amounted to euro 3,328 million and euro 4,692 million at December 31, 2007 and 2008, respectively.
At December 31, 2008, Eni pledged property, plant and equipment for euro 29 million primarily as collateral against certain borrowings (euro 54 million at December 31, 2007).
Government grants recorded as a decrease of property, plant and equipment amounted to euro 1,308 million (euro 1,195 million at December 31, 2007).
Assets acquired under financial lease agreements amounted to euro 163 million, of which euro 127 million related to a drilling platform by the Engineering & Construction segment, euro 25 million related to FPSO ships used by the Exploration & Production segment to support oil production and treatment activities and euro 11 million related to service stations in the Refining & Marketing segment.
Contractual commitments related to the purchase of property, plant and equipment are included in Note 29 - Guarantees, commitments and risks - Liquidity risk.
Property, plant and equipment under concession arrangements are described in Note 29 - Guarantees, commitments and risks - Asset under concession arrangements.

Property, plant and equipment by segment

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Property, plant and equipment, gross
Exploration & Production	54,284	66,023
Gas & Power	23,137	24,781
Refining & Marketing	12,421	12,899
Petrochemicals	4,918	5,036
Engineering & Construction	5,823	7,702
Other activities	1,543	1,550
Corporate and financial companies	344	391
Elimination of intra-group profits	(227)	(355)
	102,243	118,027
Accumulated depreciation, amortization and impairment losses
Exploration & Production	27,806	32,811
Gas & Power	8,660	9,378
Refining & Marketing	7,926	8,403
Petrochemicals	3,819	4,124
Engineering & Construction	2,310	2,548
Other activities	1,461	1,467
Corporate and financial companies	148	179
Elimination of intra-group profits	(24)	(38)
	52,106	58,872
Property, plant and equipment, net
Exploration & Production	26,478	33,212
Gas & Power	14,477	15,403
Refining & Marketing	4,495	4,496
Petrochemicals	1,099	912
Engineering & Construction	3,513	5,154
Other activities	82	83
Corporate and financial companies	196	212
Elimination of intra-group profits	(203)	(317)
	50,137	59,155

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9 Other assets
The carrying amount of the expropriated Dación assets (euro 563 million at December 31, 2007) have been reclassified in the item Other non-current receivables following the settlement agreement with the Republic of Venezuela. Under the terms of this agreement, Eni will receive cash compensation, a part of which has been already collected in the year, to be paid in seven yearly installments, yielding interest income from the date of the settlement. The net present value of this cash compensation is in line with the book value of assets, net of the related provisions.

10 Inventory - compulsory stock
Inventory - compulsory stock was as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Crude oil and petroleum products	2,015	1,040
Natural gas	156	156
	2,171	1,196

Compulsory stock was primarily held by Italian companies (euro 2,008 million and euro 1,184 million at December 31, 2007 and 2008, respectively) in accordance with minimum stock requirements set forth by applicable laws. The decrease of euro 975 million in crude oil and petroleum products is primarily due to the impairment for alignment of the inventories to the net realizable values recognized at year end (euro 724 million).

11 Intangible assets
Intangible assets were as follows:

(million euro)	Net value at the beginning of the year	Investments	Amortization	Changes in the scope of consolidation	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedowns

Dec. 31, 2007
Intangible assets with finite useful lives
Exploration expenditures	409	1,682	(1,812)		470	749	1,509	760
Industrial patents and intellectual property rights	112	40	(81)		77	148	1,179	1,031
Concessions, licenses, trademarks and similar items	856	12	(83)	1		786	2,449	1,663
Intangible assets in progress and advances	151	312			(86)	377	381	4
Other intangible assets	141	15	(24)	36	(10)	158	572	414
	1,669	2,061	(2,000)	37	451	2,218	6,090	3,872
Intangible assets with indefinite useful lives
Goodwill	2,084				31	2,115
	3,753	2,061	(2,000)	37	482	4,333
Dec. 31, 2008
Intangible assets with finite useful lives
Exploration expenditures	749	1,907	(2,097)	326	77	962	2,286	1,324
Industrial patents and intellectual property rights	148	44	(85)		42	149	1,203	1,054
Concessions, licenses, trademarks and similar items	786	17	(93)	(15)	38	733	2,475	1,742
Intangible assets in progress and advances	377	264			(61)	580	590	10
Other intangible assets	158	18	(52)	1,600	14	1,738	2,000	262
	2,218	2,250	(2,327)	1,911	110	4,162	8,554	4,392
Intangible assets with indefinite useful lives
Goodwill	2,115			1,439	(1)	3,553
	4,333	2,250	(2,327)	3,350	109	7,715

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Exploration expenditures of euro 962 million related to acquisition costs of unproved reserves other than probable and possible resources included in business combinations and the purchase of mineral rights. Main additions in the year included exploration drilling expenditures which were fully amortized as incurred for euro 1,715 million included within "investments" (euro 1,610 million at December 31, 2007).
Concessions, licenses, trademarks and similar items for euro 733 million primarily comprised transmission rights for natural gas imported from Algeria (euro 482 million) and concessions for mineral exploration (euro 189 million).
Other intangible assets with finite useful lives of euro 1,738 million primarily referred to: (i) customer relationship and order backlog for euro 1,355 million recognized after the acquisition of control on Distrigas NV. These assets are amortized on the basis of the supply contract with the longest term (19 years) and the residual useful life of the sale contract (4 years); (ii) the development project of the gas storage capacity recognized after the acquisition of control on Eni Hewett Ltd (euro 208 million); (iii) royalties for the use of licenses by Polimeri Europa SpA (euro 72 million); (iv) estimated costs for Eni’s social responsibility projects in relation to oil development programs in Val d’Agri (euro 18 million) following commitments made with the Basilicata Region.
The depreciation rates used were as follows:

(%)
Exploration expenditures	10	-	33
Industrial patents and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	7	-	33
Other intangible assets	4	-	25

Changes in the scope of consolidation related to the intangible assets with a finite useful lives of euro 1,911 million primarily related to the acquisition of control by the Gas & Power segment on Distrigas NV for euro 1,395 million (customer relationship for euro 1,216 million, order backlog for euro 165 million and software for euro 14 million), unproved reserves other than probable and possible resources recognized after the acquisition of control by the Exploration & Production segment on Burren Energy Plc for euro 326 million and the development project of the gas storage capacity recognized after the acquisition of control on Eni Hewett Ltd (euro 208 million).
Change in the consolidation area related to the intangible assets with a indefinite useful live (goodwill) of euro 1,439 primarily refers to the acquisition of control by the Gas & Power segment on Distrigas NV (euro 1,245 million), the acquisition of control by the Exploration & Production segment on Burren Energy Plc (euro 89 million), on First Calgary Petroleums Ltd (euro 88 million) and on Eni Hewett (euro 39 million).
The carrying amount of goodwill at the end of the year was euro 3,553 million (euro 2,115 million at December 31, 2007).
The break-down by operating segment is as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Exploration & Production	158	266
Gas & Power	1,125	2,399
Refining & Marketing	86	142
Engineering & Construction	746	746
	2,115	3,553

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition. The recoverable amount of the CGUs is the higher of: (i) fair value less costs to sell if there is an active market or recent transactions for similar assets within the same industry between knowledgeable and willing parties; (ii) value-in-use determined by discounting the estimated future cash flows determined on the basis of the best pieces of information available at the moment of the assessment deriving from: (a) the Company’s four-year plan approved by the top management which provides information on expected oil and gas production, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main monetary variables, including inflation, nominal interest rates and exchange rates. For the subsequent years beyond the plan horizon, a real growth rate ranging from 0% to 2% has been used; (b) the commodity prices have been assessed based on the forward prices prevailing on the market place as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s top management for strategic planning purposes for the following years (see Basis of presentation).
Value-in-use is determined by discounting post-tax cash flows at the rate which corresponds (i) for the Exploration & Production and Refining & Marketing and Petrochemicals segments at the Company’s weighted average cost of capital (post-tax WACC), adjusted to consider risks specific to each country of activity. WACC used for the impairment purposes has ranged from 8.5% to 12.5%; (ii) for the Gas & Power and Engineering & Constructions segments at their specific WACC. For the Gas & Power segment it has been estimated

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on the basis of a sample of companies operating in the same segment, for the Engineering & Constructions segment on the basis of market data. WACC used for impairments in the Gas & Power segment has been adjusted to take into consideration risks specific to each country of activity, while WACC used for impairments in the Engineering & Constructions segment has not been adjusted as most of the company assets are not permanently located in a specific country.
WACC used for the impairment has ranged from 7.5% to 9% for the Gas & Power segment and it was 8% for the Engineering & Constructions segment; (iii) for the regulated activities in the Italian natural gas sector, the discount rates have been assumed equal to the rates of return defined by the Italian Authority for Electricity and Gas.
Post-tax cash flows and discount rates have been adopted as they result in an assessment that is substantially equal to a pre-tax assessment.
Goodwill has been allocated to the following CGUs:

Gas & Power

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Domestic gas market	743	743
Foreign gas market	67	1,341
- of which Distrigas NV		1,245
Domestic natural gas transportation network	305	305
Other	10	10
	1,125	2,399

Goodwill allocated to the CGU domestic gas market referred primarily to goodwill recognized following the purchase of minorities in Italgas SpA in 2003 through a public offering (euro 706 million). The key assumptions adopted for assessing the recoverable amount of the CGU which exceeds its carrying amount referred to commercial margins, forecast volumes, the discount rate and the growth rates adopted to determine the terminal value. Information on these drivers has been collected from the four-year-plan approved by the Company’s top management while the terminal value has been estimated through the perpetuity method of the last-year-plan. The excess of the recoverable amount of the domestic gas market CGU over its carrying amount including the allocated portion of goodwill (headroom) would be reduced to zero under each of the following hypothesis: (i) a decrease of 20% in the projected commercial margins in each of the four years of the plan; (ii) a decrease of 20% in the expected volumes in each of the four years of the plan; (iii) an increase of 1.7 percentage points in the discount rate; (iv) a negative real growth rate of 2%.
Goodwill allocated to the Distrigas CGU has been recognized following the acquisition of a controlling interest of 57.24% in the Belgian company in October 2008. The allocation is on a preliminary basis. When the price allocation is finalized, goodwill is expected to be allocated to the different CGUs that are expected to benefit from the synergies of the acquisition. At that time, it will be possible to determine any excess of the recoverable amount of the CGUs over their carrying amounts, including any allocated portion of goodwill, and define the hypothesis under which the headroom would be reduced to zero.
Goodwill allocated to the domestic natural gas transportation network CGU referred to the purchase of own shares by Snam Rete Gas SpA and it is equal to the difference between the purchase cost over the carrying amount of the corresponding share of equity. The recoverable amount of the CGU is assessed based on its Regulatory Asset Base (RAB) as recognized by the Italian Authority for Electricity and Gas and it is higher than its carrying amount, including the allocated goodwill. Management believes that no reasonably possible change in the assumptions adopted would cause the headroom of the CGU to be reduced to zero.

Engineering & Construction
The segment goodwill of euro 746 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 711 million) and was allocated to the following CGUs:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Offshore constructions	416	416
Onshore constructions	315	314
Other	15	16
	746	746

The key assumptions adopted for assessing the recoverable amount of the CGUs which exceeds the carrying amount referred to operating results, the discount rate and the growth rates adopted to determine the terminal value. Information on these drivers has been collected from the four-year-plan approved by the Company’s top management while the terminal value has been estimated by using a perpetual growth rate of 2% applied to an average normalized terminal cash flow.

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The following changes in each of the assumptions, ceteris paribus would cause the headroom of the Offshore construction CGU to be reduced to zero: (i) decrease of 52% of the operating result of the four years of the plan; (ii) increase of 6 percentage points of the discount rate; (iii) negative real growth rate.
Changes in each of the assumptions, ceteris paribus that would cause the headroom of the Onshore construction CGU to be reduced to zero are greater than those of the Offshore construction CGU described above. As well, also the headroom for the Offshore and Onshore CGUs calculated by removing the normalization of the terminal cash flows results widely positive.
Other changes in goodwill of euro 1 million referred to impairments of euro 44 million of which euro 38 million primarily referred to Exploration & Production which has impaired the interest in goodwill recognized following the acquisition of Burren Energy Plc (euro 28 million) and of Lasmo Plc (euro 9 million). More information on acquisitions is included in the Note 28 - Other information.

12 Investments

Investments accounted for using the equity method
Equity-accounted investments were as follows:

(million euro)	Value at the beginning of the year	Acquisition and subscriptions	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Currency translation differences	Other changes	Value at the end of the year

Dec. 31, 2007
Investments in unconsolidated entities controlled by Eni	144	4	10	(2)	(9)	(6)		141
Joint ventures	2,506	1,109	481	(130)	(351)	(173)	(132)	3,310
Associates	1,236	813	415	(3)	(220)	(42)	(11)	2,188
	3,886	1,926	906	(135)	(580)	(221)	(143)	5,639
Dec. 31, 2008
Investments in unconsolidated entities controlled by Eni	141	41	27	(6)	(5)	3	(24)	177
Joint ventures	3,310	47	536	(94)	(444)	(123)	25	3,257
Associates	2,188	289	198	(5)	(266)	35	(402)	2,037
	5,639	377	761	(105)	(715)	(85)	(401)	5,471

Acquisitions and subscriptions for euro 377 million related to the subscription of capital increase for euro 345 million, of which euro 254 million related to Angola LNG Ltd.
Share of profit of equity-accounted investments and the decrease following the distribution of the dividends referred to the following companies:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest %	Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest %

Unión Fenosa Gas SA	181	173	50.00	200	185	50.00
United Gas Derivatives Co	79	40	33.33	107	127	33.33
EnBW Eni Verwaltungsgesellschaft mbH	64	42	50.00	40	22	50.00
Trans Austria Gasleitung GmbH	43	28	89.00	39	28	89.00
Supermetanol CA	34	36	34.51	39	34	34.51
Galp Energia SGPS SA	255	126	33.34	39	88	33.34
Other investments	250	135		297	231
	906	580		761	715

Share of loss of equity-accounted investments of euro 105 million primarily related to Enirepsa Gas Ltd (euro 44 million) and Lipardiz - Construçao de Estruturas Maritimas Lda (euro 40 million).

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Other changes of euro 401 million are due to the exclusion from the equity-accounted investments and the inclusion in the consolidation area of Burren Energy Plc after the acquisition of control by the Exploration & Production segment (euro 592 million), the disposal of Gaztransport et Technigaz SAS (euro 115 million). These effects were partially offset by the inclusion in the equity-accounted investments of Angola LNG Ltd (euro 175 million).

The following table sets out the net carrying amount relating to equity-accounted:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Net carrying amount	Eni’s interest %	Net carrying amount	Eni’s interest %

Investments in unconsolidated entities controlled by Eni:
- Eni Btc Ltd	42	100.00	62	100.00
- other investments (*)	99		115
	141		177
Joint ventures:
- Artic Russia BV	925	60.00	895	60.00
- Unión Fenosa Gas SA	507	50.00	499	50.00
- Blue Stream Pipeline Co BV	298	50.00	351	50.00
- EnBW Eni Verwaltungsgesellschaft mbH	256	50.00	268	50.00
- Azienda Energia e Servizi Torino SpA	162	49.00	166	49.00
- Eteria Parohis Aeriou Thessalonikis AE	154	49.00	158	49.00
- Toscana Energia SpA	133	49.38	136	49.38
- Raffineria di Milazzo ScpA	126	50.00	128	50.00
- Trans Austria Gasleitung GmbH	96	89.00	109	89.00
- Super Octanos CA	90	49.00	90	49.00
- Supermetanol CA	78	34.51	90	34.51
- Unimar Llc	71	50.00	65	50.00
- Eteria Parohis Aeriou Thessalias AE	41	49.00	42	49.00
- Transmediterranean Pipeline Co Ltd	47	50.00	40	50.00
- Transitgas AG	30	46.00	33	46.00
- Altergaz SA	18	27.80	25	38.91
- Lipardiz - Construção de Estruturas Maritimas Lda	88	50.00	10	50.00
- FPSO Mystras - Produção de Petròleo Lda	58	50.00	2	50.00
- other investments (*)	132		150
	3,310		3,257
Associates:
- Galp Energia SGPS SA	911	33.34	862	33.34
- Angola LNG Ltd			453	13.60
- Ceska Rafinerska AS	325	32.44	323	32.44
- United Gas Derivatives Co	140	33.33	128	33.33
- ACAM Gas SpA	45	49.00	46	49.00
- Distribuidora de Gas del Centro SA	33	31.35	32	31.35
- Burren Energy Plc	592	24.90
- other investments (*)	142		193
	2,188		2,037
	5,639		5,471

(*)	Each individual amount included herein did not exceed euro 25 million.

The net carrying amount of investments in unconsolidated entities controlled by Eni, joint ventures and associates include the differences between purchase price and Eni’s equity in investments of euro 615 million. Such differences primarily related to Unión Fenosa Gas SA (euro 195 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 187 million), Galp Energia SGPS SA (euro 106 million) and Ceska Rafinerska AS (euro 97 million).
Artic Russia BV (the former Eni Russia BV) held 100% interest in three Russian companies acquired on April 4, 2007 in partnership with Enel (Eni 60%, Enel 40%), following award of a bid for Lot 2 in the Yukos liquidation procedure. The three companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologiya – engage in exploration and development of gas reserves.

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Eni and Enel granted to Gazprom a call option to acquire a 51% interest in the three companies to be exercisable by Gazprom within 24 months from the acquisition date. Eni assesses the investment in Artic Russia BV under the equity method as it jointly controls the three entities based on ongoing shareholder arrangements, therefore exercising significant influence in the financial and operating policy decisions of the investees. This 60% interest corresponds to the present ownership interest of Eni in the acquired companies determined by not taking into account the possible exercise of the call option by Gazprom. The carrying amount of the three entities is lower than the strike price of the call option with respect to the underlying stake. The strike price equals the bid price as modified by subtracting dividends received and adding possible share capital increases, a contractual remuneration of 9.4% on the capital employed and financing collateral expenses.
The fair value of listed investments was as follows:

Shares	Ownership (%)	Price per share (euro)	Fair value (million euro)

Galp Energia SGPS SA	276,472,160	33.34	7.18	1,985
Altergaz SA	1,050,892	38.91	9.90	10

The table below sets out the provisions for losses included in the provisions for contingencies of euro 119 million (euro 135 million at December 31, 2007), primarily related to the following equity-accounted investments:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Charville - Consultores e Serviços Lda	31	33
Polimeri Europa Elastomeres France SA (under liquidation)	50	31
Industria Siciliana Acido Fosforico - ISAF - SpA (under liquidation)	28	27
Southern Gas Constructors Ltd	14	17
Other investments	12	11
	135	119

Other investments
Other investments were as follows:

(million euro)	Net value at the beginning of the year	Acquisition and subscriptions	Currency translation differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Accumulated impairment charges

Dec. 31, 2007
Investments in unconsolidated entities controlled by Eni	21	3	(1)	2	25	36	11
Associates	9			1	10	11	1
Other investments	330	190	(36)	(47)	437	443	6
	360	193	(37)	(44)	472	490	18
Dec. 31, 2008
Investments in unconsolidated entities controlled by Eni	25	1		4	30	41	11
Associates	10			(6)	4	28	24
Other investments	437	5	11	(77)	376	382	6
	472	6	11	(79)	410	451	41

Investments in unconsolidated entities controlled by Eni and associates are stated at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined, were recognized at cost and adjusted for impairment losses.

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The net carrying amount of other investments of euro 410 million (euro 472 million at December 31, 2007) was related to the following entities:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Net carrying amount	Eni’s interest %	Net carrying amount	Eni’s interest %

Investments in unconsolidated entities controlled by Eni (*)	25		30
Associates	10		4
Other investments:
- Interconnector (UK) Ltd	22	5.00	135	16.06
- Nigeria LNG Ltd	80	10.40	85	10.40
- Darwin LNG Pty Ltd	87	10.99	83	10.99
- Angola LNG Ltd	175	13.60
- other (*)	73		73
	437		376
	472		410

(*)	Each individual amount included herein did not exceed euro 25 million.

Provisions for losses related to other investments, included within the provisions for contingencies, amounted to euro 44 million (euro 28 million at December 31, 2007) and were primarily in relation to the following entities:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Caspian Pipeline Consortium R - Closed Joint Stock Co	25	24
Burren Energy Ship Management Ltd (Cyprus)		17
Other investments	3	3
	28	44

Other information about investments
The following table summarizes key financial data, net to Eni, as disclosed in the latest available financial statements of unconsolidated entities controlled by Eni, joint ventures and associates:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Unconsolidated entities controlled by Eni	Joint ventures	Affiliates	Unconsolidated entities controlled by Eni	Joint ventures	Affiliates

Total assets	1,247	7,781	4,252	1,361	7,761	4,020
Total liabilities	1,111	4,526	2,061	1,230	4,565	1,958
Net sales from operations	99	4,667	5,134	134	5,303	5,067
Operating profit	14	674	502	2	736	702
Net profit	14	318	410	20	490	690

The total assets and liabilities of unconsolidated controlled entities of euro 1,361 million and euro 1,230 million, respectively (euro 1,247 million and euro 1,111 million at December 31, 2007) concerned for euro 923 million and euro 923 million (euro 873 million and euro 873 million at December 31, 2007) entities for which the consolidation does not produce significant effects.

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13 Other financial assets
Other financing receivables were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Financing receivables:
- receivables for financing operating activities	677	1,084
- receivables for financing non-operating activities	225
	902	1,084
Securities:
- securities held for operating purposes	21	50
	21	50
	923	1,134

Financing receivables are presented net of the allowance for impairment losses of euro 26 million (euro 24 million at December 31, 2007).
Operating financing receivables of euro 1,084 million (euro 677 million at December 31, 2007) primarily concerned loans made by the Exploration & Production segment (euro 754 million), Refining & Marketing segment (euro 109 million) and Gas & Power segment (euro 76 million), as well as receivables for financial leasing (euro 128 million). Receivables for financial leasing related to the disposal of the Belgian gas network by Finpipe GIE, company included in the consolidation area after the acquisition of control by Gas & Power segment on Distrigas NV. The following table shows principal receivable by maturity date, which was obtained by summing future lease payment receivables discounted at the effective interest rate, interests and the nominal value of future lease receivables:

(million euro)	Maturity range

Within 12 months	Between one and five years	Beyond five years	Total

Principal receivable	19	95	33	147
Interests	4	13	2	19
Undiscounted value of future lease payments	23	108	35	166

Receivables with a maturity date within one year is shown in current assets in the item trade receivables for operating purposes – current portion of long-term receivables in the Note 3 - Trade and other receivables.
Non-operating financing receivables of euro 225 million at December 31, 2007 concerning a restricted deposit held by Eni Lasmo Plc as a guarantee of a debenture have been reclassified to current assets in the item financing receivables for non operating purposes in the Note 3 - Trade and other receivables.
Receivables in currencies other than euro amounted to euro 827 million (euro 821 million at December 31, 2007).
Receivables due beyond five years amounted to euro 617 million (euro 509 million at December 31, 2007).
Securities of euro 50 million (euro 21 million at December 31, 2007), designated as held-to-maturity investments, are listed securities, issued by foreign governments (euro 30 million) and by the Italian Government (euro 20 million). The increase of euro 29 million referred to Banque Eni SA.
Securities with a maturity beyond five years amounted to euro 20 million.
The fair value of financing receivables and securities did not differ significantly from their carrying amount. The fair value of financing receivables has been determined based on the present value of expected future cash flows discounted at rates ranging from 1.9% to 3.9% (3.8% and 6.0% at December 31, 2007). The fair value of securities was derived from quoted market prices.

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14 Deferred tax assets
Deferred tax assets were recognized net of deferred tax liabilities able to be offset for euro 3,468 million (euro 3,526 million at December 31, 2007).

(million euro)	Value at Dec. 31, 2007	Additions	Deductions	Currency translation differences	Other changes	Value at Dec. 31, 2008

1,915	1,778	(767)	(43)	29	2,912

Deferred tax assets are described in Note 24 - Deferred tax liabilities.

15 Other non-current receivables
The following table provides an analysis of other non-current receivables:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Tax receivables from:
- Italian tax authorities
- income tax	486	24
- interest on tax credits	325	58
- Value Added Tax (VAT)	42	2
- other	11
	864	84
- foreign tax authorities	30	28
	894	112
Other receivables:
- in relation to disposals	7	780
- other non-current receivables	197	268
	204	1,048
Fair value cash flow hedge derivative instruments		197
Other asset	12	44
	1,110	1,401

The decrease of the tax receivables for euro 782 million primarily referred to Eni SpA which has obtained the reimbursement of the income tax and of the related interest for euro 746 million.
The other receivables related to disposals of euro 780 million referred to: (i) the receivable of euro 501 million recognized after the agreement settled with the Republic of Venezuela according to which Eni will receive a cash compensation for the expropriated Dación assets, for a part already received, to be paid in seven annual installments which yields interest income from the date of the settlement.
More information is included in the Note 9 - Other assets; (ii) the receivable of euro 275 million related to the disposal of the interest of 1.71% in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kashagan government, which are effective starting from January 1, 2008.
Fair value of the derivative contracts is determined using market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods generally accepted in the marketplace.
Fair value of the cash flow hedge derivatives of euro 197 million referred to Distrigas NV (euro 105 million) and to Exploration & Production segment (euro 92 million). Further information on cash flow hedge derivatives is given in Note 7 - Other assets; fair value related to the contracts expiring beyond 2009 is given in Note 25 - Other non-current liabilities; fair value related to the contracts expiring in 2009 is indicated in Note 7 - Other assets and in Note 20 - Other current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in Note 27 - Shareholders’ equity and in Note 32 - Finance income (expense).
The nominal value of cash flow hedge derivatives referred to purchase and sale commitments for euro 64 million and euro 1,268 million.
Information on the hedged risks and the hedging policies is given in Note 29 - Guarantees, commitments and risks.

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Current liabilities

16 Short-term debt
Short-term debt was as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Banks	4,070	2,411
Ordinary bonds	3,176	3,663
Other financial institutions	517	285
	7,763	6,359

Short-term debt decreased by euro 1,404 million primarily due to the balance of repayments and new proceeds (euro 1,652 million), partially offset by currency translation differences (euro 193 million) and changes in the scope of consolidation (euro 48 million) related to the acquisition of Distrigas NV by the Gas & Power segment (euro 76 million) and the disposal of Agip España SA by the Refining & Marketing segment (euro 28 million). Debt comprised commercial paper of euro 3,663 million (euro 3,176 million at December 31, 2007) mainly issued by the financial company Eni Coordination Center SA.
Short-term debt per currency is shown in the table below:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Euro	5,453	3,801
U.S. dollar	1,591	1,332
Other currencies	719	1,226
	7,763	6,359

In 2008, the weighted average interest rate on short-term debt was 4.2% (4.9% in 2007).
At December 31, 2008 Eni had undrawn committed and uncommitted borrowing facilities available of euro 3,313 million and euro 7,696 million, respectively (euro 5,006 million and euro 6,298 million at December 31, 2007). These facilities were under interest rates that reflected market conditions. Charges in unutilized facilities were not significant.

17 Trade and other payables
Trade and other payables were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Trade payables	11,092	12,590
Advances	1,483	2,916
Other payables:
- related to capital expenditures	1,301	1,716
- others	3,240	3,293
	4,541	5,009
	17,116	20,515

The increase of euro 1,498 million in trade payables was primarily related to the Gas & Power segment (euro 1,417 million), the Engineering & Construction segment (euro 630 million), the Exploration & Production segment (euro 658 million) and, in decrease, to the Refining & Marketing segment (euro 942 million) and the Petrochemical segment (euro 251 million).
Advances of euro 2,916 million (euro 1,483 million at December 31, 2007) were related to advances on contract work in progress for euro 2,516 million (euro 996 million at December 31, 2007) and other advances for euro 400 million (euro 487 million at December 31, 2007). Advances on contract work in progress were in respect of the Engineering & Construction segment.

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Other payables were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Payables due to:
- joint venture operators in exploration and production activities	1,624	2,007
- suppliers in relation to investments	1,015	1,057
- non-financial government entities	397	441
- employees	257	400
- social security entities	226	284
	3,519	4,189
Other payables	1,022	820
	4,541	5,009

Payables with related parties are described in Note 37 - Transactions with related parties.
The fair value of trade and other payables did not differ significantly from their carrying amount considering the short-term maturity of trade payables.

18 Income taxes payable
Income taxes payable were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Italian subsidiaries	247	808
Foreign subsidiaries	1,441	1,141
	1,688	1,949

Income taxes payable by Italian subsidiaries were affected by the fair value valuation of cash flow hedging derivatives (euro 291 million). This effect was recorded in the relevant provision within equity. Further information is provided in Note 7 - Other assets, Note 15 - Other non-current receivables, Note 20 - Other current liabilities and Note 25 - Other non-current liabilities.

19 Other taxes payable
Other taxes payable were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Excise and customs duties	804	920
Other taxes and duties	579	740
	1,383	1,660

20 Other current liabilities
Other current liabilities were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Fair value of non-hedging derivatives	412	1,982
Fair value of cash flow hedge derivatives	911	452
Other liabilities	233	1,885
	1,556	4,319

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Fair value of non-hedging derivative contracts was as follows:

Dec. 31, 2007	Dec. 31, 2008

(million euro)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Non-hedging derivatives on exchange rate
Currency swap	63	2,096	296	293	1,928	2,479
Interest currency swap	5	140		82	694	100
Other	7	76	1	327	151	1,197
	75	2,312	297	702	2,773	3,776
Non-hedging derivatives on interest rate
Interest rate swap	24	722	401	134	641	3,002
	24	722	401	134	641	3,002
Non-hedging derivatives on commodities
Over the counter	12	49	58	1,090	3,297	388
Other	301	1,187	28	56	66	119
	313	1,236	86	1,146	3,363	507
	412	4,270	784	1,982	6,777	7,285

Fair value of derivative contracts was determined by using market quotations given by primary info-providers, or, absent market information, on the basis of valuation models generally accepted in the marketplace.
The increase in the fair value of non-hedging derivatives of euro 1,570 million comprises the inclusion of the derivative contracts held by Distrigas NV which has been included in the scope of consolidation following the acquisition of control by the Gas & Power segment (euro 873 million).
The fair value of cash flow hedges amounted to euro 452 million (euro 911 million at December 31, 2007) and related to Distrigas NV for euro 415 million and the Exploration & Production segment for euro 37 million (euro 911 million at December 31, 2007). Further information on cash flow hedge derivatives is given in Note 7 - Other assets. The fair value related to the contracts expiring in 2009 is given in Note 7 - Other assets, in Note 15 - Other non-current receivables and in Note 25 - Other non-current liabilities. The effects of the evaluation at the fair value of cash flow hedge derivatives are given in Note 27 - Shareholders’ equity and in Note 32 - Finance income (expense).
The nominal value of cash flow hedge derivatives referred to purchase and sale commitments for euro 989 million and euro 895 million, respectively (euro 1,399 million and euro 1,977 million at December 31, 2007).
Information on the hedged risks and the hedging policies is given in Note 29 - Guarantees, commitments and risks.
Other liabilities of euro 1,885 million (euro 233 million at December 31, 2007) comprised the put option granted to Publigaz (the Distrigas minority shareholder) to divest its 31.25% stake in Distrigas to Eni for a total amount of euro 1,495 million based on the same per-share price of the ongoing mandatory tender offer to minorities as part of the Distrigas acquisition as provided for the Shareholders’ Agreement signed by the two partner on July 30, 2008. This liability was recognized against the Group’s net equity. In subsequent periods, changes in the put option value will be recognized against the profit and loss account.

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Non-current liabilities

21 Long-term debt and current maturities of long-term debt
Long-term debt included the current portion maturing during the year following the balance sheet date (current maturity).
The table below analyzes debt by year of forecast repayment:

(million euro)	At December 31	Long-term maturity

Type of debt instrument	Maturity range	2007	2008	Current maturity 2009	2010	2011	2012	2013	After	Total

Towards banks:
- bank loans	2009-2019	6,073	6,896	145	2,503	600	2,584	324	740	6,751
- other bank loans at favorable rates	2009-2012	9	6	2	2	1	1			4
- other	2009-2010		101		101					101
		6,082	7,003	147	2,606	601	2,585	324	740	6,856
Ordinary bonds	2009-2037	5,386	6,843	360	844	133	40	1,602	3,864	6,483
Other financial institutions	2009-2020	599	632	42	180	63	62	55	230	590
		12,067	14,478	549	3,630	797	2,687	1,981	4,834	13,929

Long-term debt, including the current portion of long-term debt, of euro 14,478 million (euro 12,067 million at December 31, 2007) increased by euro 2,411 million. The increase mainly reflected the balance of payments and new proceeds of euro 2,466 million as well as the consolidation of First Calgary Petroleum Ltd by the Exploration & Production segment that accounts for euro 229 million.
These increases were offset by the negative impact of foreign currency translation differences and translation differences arising on debt taken on by euro-reporting subsidiaries denominated in foreign currency which are translated into euros at year-end exchange rates (euro 383 million).
Debt from other financial institutions of euro 632 million included euro 161 million of finance lease transactions. The following table shows principal outstanding by maturity date, which was obtained by summing future lease payments discounted at the effective interest rate, interest and the nominal value of future lease payments:

Maturity range

(million euro)	Within 12 months	Between one and five years	Beyond five years	Total

Principal debt outstanding	134	22	5	161
Interests	3	5	2	10
Undiscounted value of future lease payments	137	27	7	171

Eni entered into long-term borrowing facilities with the European Investment Bank which were conditioned to the maintenance of certain performance indicators based on Eni’s consolidated financial statements or a rating not inferior to A- (S&P) and A3 (Moody’s). At December 31, 2007 and 2008, the amount of short and long-term debt subject to restrictive covenants was euro 1,429 million and euro 1,323 million, respectively. Furthermore, Saipem SpA entered into certain borrowing facilities for euro 75 million with a number of financial institutions subordinated to the maintenance of certain performance indicators based on the consolidated financial statements of Saipem. Eni and Saipem are in compliance with the covenants contained in their respective financing arrangements.
Bonds of euro 6,843 million consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 6,391 million and other bonds for a total of euro 452 million.

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The following table analyses bonds per issuing entity, maturity date, interest rate and currency as at December 31, 2008:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	% rate

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	43	1,543	EUR		2013		4.625
Eni SpA	1,250	(5)	1,245	EUR		2017		4.750
Eni SpA	1,250	2	1,252	EUR		2014		5.875
Eni Coordination Center SA	682	7	689	GBP	2010	2019	4.875	6.125
Eni SpA	500	16	516	EUR		2010		6.125
Eni Coordination Center SA	366	1	367	YEN	2012	2037	1.150	2.810
Eni Coordination Center SA	350	10	360	EUR	2010	2028	2.876	5.441
Eni Coordination Center SA	183	2	185	USD	2013	2015	4.450	4.800
Eni Coordination Center SA	165	4	169	EUR	2009	2015		variable
Eni Coordination Center SA	34		34	CHF		2010		2.043
Eni Coordination Center SA	32	(1)	31	USD		2013		variable
	6,312	79	6,391
Other bonds
Eni USA Inc	287	3	290	USD		2027		7.300
Eni Lasmo Plc (*)	157	(6)	151	GBP		2009		10.375
Eni UK Holding Plc	11		11	GBP		2013		variable
	455	(3)	452
	6,767	76	6,843

(*)	The bond is guaranteed by a restricted cash deposit recorded under non-current financial assets (euro 173 million).

As at December 31, 2008 bonds maturing within 18 months (euro 412 million) were issued by Eni Coordination Center SA for euro 261 million and by Eni Lasmo Plc for euro 151 million. During 2008, Eni SpA, Eni Coordination Center SA and Eni UK Holding Plc issued bonds for euro 1,499 million, euro 302 million and euro 11 million respectively.
The following table shows the currency composition of long-term debt and its current portion, and the related weighted average interest rates on total borrowings.

Dec. 31, 2007 (million euro)	Average rate (%)	Dec. 31, 2008 (million euro)	Average rate (%)

Euro	9,973	4.4	12,284	4.2
U.S. dollar	900	8.6	912	6.1
British pound	882	6.2	859	6.2
Japanese yen	281	1.9	367	2.0
Other currencies	31	2.0	56	3.8
	12,067		14,478

At December 31, 2008 Eni had undrawn committed long-term borrowing facilities of euro 1,850 million (euro 1,400 million at December 31, 2007). Interest rates on these contracts were at market conditions. Charges for unutilized facilities were not significant.

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Fair value of long-term debt, including the current portion of long-term debt amounted to euro 15,247 million (euro 12,390 million at December 31, 2007) and consisted of the following:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Ordinary bonds	5,523	7,505
Banks	6,148	7,056
Other financial institutions	719	686
	12,390	15,247

Fair value was calculated by discounting the expected future cash flows at rates ranging from 1.4% to 3.9% (3.8% and 6.0% at December 31, 2007).
At December 31, 2008 Eni pledged restricted deposits as collateral against its borrowings for euro 151 million (euro 198 million at December 31, 2007).
Analysis of net borrowings, as defined in the "Financial Review", was as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Current	Non-current	Total	Current	Non-current	Total

A. Cash and cash equivalents	2,114		2,114	1,939		1,939
B. Available-for-sale securities	174		174	185		185
C. Liquidity (A+B)	2,288		2,288	2,124		2,124
D. Financing receivables	990	225	1,215	337		337
E. Short-term debt towards banks	4,070		4,070	2,411		2,411
F. Long-term debt towards banks	161	5,921	6,082	147	6,856	7,003
G. Bonds	263	5,123	5,386	360	6,483	6,843
H. Short-term debt towards related parties	131		131	153		153
I. Long-term debt towards related parties		16	16		9	9
L. Other short-term debt	3,562		3,562	3,795		3,795
M. Other long-term debt	313	270	583	42	581	623
N. Total borrowings (E+F+G+H+I+L+M)	8,500	11,330	19,830	6,908	13,929	20,837
O. Net borrowings (N-C-D)	5,222	11,105	16,327	4,447	13,929	18,376

Available-for-sale securities of euro 185 million (euro 174 million at December 31, 2007) were held for non-operating purposes.
Not included in the calculation above were held-to-maturity and available-for-sale securities held for operating purposes amounting to euro 360 million (euro 280 million at December 31, 2007), of which euro 302 million (euro 256 million at December 31, 2007) were held to provide coverage of technical reserves for Eni’s insurance companies.
Financing receivables of euro 337 million (euro 1,215 million at December 31, 2007) were held for non-operating purposes.
Not included in the calculation above were financing receivables held for operating purposes amounting to euro 487 million (euro 384 million at December 31, 2007), of which euro 399 million (euro 246 million at December 31, 2007) were in respect of securities granted to unconsolidated subsidiaries, joint ventures and associates primarily in relation to the implementation of certain capital projects and a euro 47 million cash deposit to provide coverage of Eni Insurance Ltd technical reserves. At December 31, 2007, non current financial receivables of euro 225 million were related to a restricted deposit held by Eni Lasmo Plc as a guarantee of a debenture; the financial receivable has been reclassified in the current portion for euro 173 million.

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22 Provisions for contingencies
Provisions for contingencies were as follows:

(million euro)	Value at Dec. 31, 2007	Additions	Changes of estimated expenditures	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Other changes	Value at Dec. 31, 2008

Provision for site restoration and abandonment	3,974		635	202	(113)	(8)	(116)	4,574
Provision for environmental risks	1,858	369		38	(333)	(9)	57	1,980
Provision for legal and other proceedings	716	90		1	(30)	(35)	70	812
Loss adjustments and actuarial provisions for Eni’s insurance companies	418	1				(49)	34	404
Provisions for the supply of goods	187	115		6				308
Provision for taxes	213	39			(3)	(10)	21	260
Provision for losses on investments	163	21				(5)	(16)	163
Provisions for marketing and promotion initiatives	65	75			(57)	(2)		81
Provision for OIL insurance	80	14			(13)	(8)	(1)	72
Provision for restructuring or decommissioning	130						(114)	16
Provision for onerous contracts	50				(50)		4	4
Other (*)	632	418	(2)	2	(151)	(73)	73	899
	8,486	1,142	633	249	(750)	(199)	12	9,573

(*)	Each individual amount included herein does not exceed euro 50 million.

Provision for site restoration and abandonment of euro 4,574 million primarily referred to the estimation of future costs relating to decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration (euro 4,494 million). The increase in the provision for the year amounted to euro 635 million and was primarily due to changes in the estimates of future costs made by subsidiaries in the Exploration & Production segment including Eni Norge AS (euro 183 million), Eni UK Ltd (euro 90 million) and Eni Petroleum Co Inc (euro 82 million) with a corresponding entry to fixed assets. Also an amount of euro 202 million was recognized through profit and loss as the accretion charge for the period.
The discount rates adopted ranged from 3.3% to 6.2% (from 4.2% to 6.2% at December 31, 2007). Other changes of euro 116 million related to negative currency translation differences arose from the translation of financial statements denominated in currencies other than euro (euro 157 million). Offsetting this effect was the acquisition of Eni Hewett Ltd by the Exploration & Production segment (euro 52 million).
Provision for environmental risks of euro 1,980 million primarily related to the estimated future costs of remediation in accordance with existing laws and regulations recognized by Syndial SpA (euro 1,382 million) and the Refining & Marketing segment (euro 454 million). The increases in the provision of euro 369 million were primarily related to Syndial SpA (euro 222 million) and the Refining & Marketing segment (euro 108 million). Specifically, Syndial SpA recognized the estimated cost of the remediation of the divested area of Crotone as the clean-up has become probable and the associated costs are reliably estimable. Decreases for euro 333 million were related to the reversal of utilized provisions primarily by Syndial SpA (euro 194 million) and the Refining & Marketing segment (euro 93 million). Other changes of euro 57 million included the reclassification from the provision for restructuring or decommissioning made by the Refining & Marketing segment (euro 114 million).
Provision for legal and other proceedings of euro 812 million primarily included charges expected on failure to perform certain contractual obligations and estimated future losses on pending litigation including legal, antitrust and administrative matters. These provisions are stated on the basis of Eni’s best estimate of the expected probable liability and primarily related to the Gas & Power segment (euro 452 million), Syndial SpA (euro 225 million) and the Petrochemical segment (euro 36 million). Other changes of euro 70 million were essentially related to the change in the scope of consolidation following the acquisition of Distrigas NV by the Gas & Power segment (euro 68 million).
Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 404 million represented the liabilities accrued for claims on insurance policies underwritten by Eni’s insurance company, Eni Insurance Ltd.
Provisions for the supply of goods for euro 308 million related to Eni SpA and included the estimated costs of the supply contracts.
Provision for taxes of euro 260 million primarily included charges for unsettled tax claims in connection with uncertain applications of the tax regulation for foreign subsidiaries of the Exploration & Production segment (euro 193 million).

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Provision for losses on investments of euro 163 million was made with respect to losses from investments in entities incurred to date, where the losses exceeded the carrying amount of the investments.
Provision for marketing and promotional initiatives amounted to euro 81 million and was made in respect of marketing initiatives envisaging awards and prizes to clients in the Refining & Marketing segment.
Provision for Oil insurance cover of euro 72 million included mutual insurance provision related to future increase of insurance charges, as a result of accidents that occurred in past periods, that will be paid in the next 5 years by Eni for participating in the mutual insurance of Oil Insurance Ltd.
Provision for restructuring or decommissioning unused production facilities of euro 16 million was primarily made for the estimated future costs for site restoration and remediation in connection with divestments and facilities closures of the Refining & Marketing segment (euro 10 million). Other changes of euro 114 million related to a reclassification to the provision for environmental risks made by the Refining & Marketing segment.
Provision for onerous contracts of euro 4 million related to contracts for which the termination or execution costs exceed the relevant benefits. The reversal of utilized provisions related to Syndial SpA.

23 Provisions for employee benefits
Provisions for employee benefits were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

TFR	499	458
Foreign pension plans	219	223
Supplementary medical reserve for Eni managers (FISDE) and other foreign medical plans	99	98
Other benefits	118	168
	935	947

Provisions for indemnities upon termination of employment primarily related to the provisions accrued by Italian companies for employee termination indemnities ("TFR"), determined using actuarial techniques and regulated by Article 2120 of the Italian Civil Code.
The indemnity is paid upon retirement as a lump sum payment the amount of which corresponds to the total of the provisions accrued during the employees’ service period based on payroll costs as revalued until retirement. Following the changes in regime, starting from January 1, 2007 the amount already then accrued and future benefits will be put in pension funds or the treasury fund held by the Italian administration for post-retirement benefits (INPS). For companies with less than 50 employees, it will be possible to continue the scheme as in previous years. Therefore, the allocation of future TFR provisions to pension funds or the INPS treasury fund determines that these amounts will be classified as costs to provide benefits under a defined contribution plan. Past unpaid amounts accrued at December 31, 2006 for post-retirement indemnities under the Italian TFR regime continue to represent costs to provide benefits under a defined benefit plan and must be assessed based on actuarial assumptions.
Pension funds are defined benefit plans provided by foreign subsidiaries located mainly in Nigeria and in Germany. Benefits under these plans consisted of payments based on seniority and the salary paid in the last year of service, or alternatively, the average annual salary over a defined period prior to retirement.
Group companies provide healthcare benefits to retired managers. Liability to these plans and the current cost are limited to the contributions made by the company.
Other benefits primarily related for a deferred cash incentive scheme to managers and certain Jubilee awards. The provision for the deferred cash incentive scheme is assessed based on the probability of the company reaching planned targets and employee reaching individual performance goals. Jubilee awards are benefits due following the attainment of a minimum period of service and, for the Italian companies, consist of an in-kind remuneration.

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The value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

Foreign pension plans

(million euro)	TFR	Gross liability	Plan assets	FISDE and other foreign medical plans	Other benefits	Total

2007
Current value of benefit liabilities and plan assets at beginning of year	614	771	(440)	91	95	1,131
Current cost	13	13		1	38	65
Interest cost	23	32		4	2	61
Expected return on plan assets			(23)			(23)
Employee contributions			(126)			(126)
Actuarial gains (losses)	(52)	3	12	1	(1)	(37)
Benefits paid	(64)	(35)	18	(6)	(7)	(94)
Amendments	1	2				3
Curtailments and settlements	(62)	(201)	201			(62)
Currency translation differences and other changes	3	36	(4)	1	(9)	27
Current value of benefit liabilities and plan assets at end of year	476	621	(362)	92	118	945
2008
Current value of benefit liabilities and plan assets at beginning of year	476	621	(362)	92	118	945
Current cost		21		1	48	70
Interest cost	25	28		5	5	63
Expected return on plan assets			(25)			(25)
Employee contributions		(1)	(41)			(42)
Actuarial gains (losses)	8	(11)	102	3	3	105
Benefits paid	(65)	(25)	20	(7)	(7)	(84)
Curtailments and settlements				(2)		(2)
Currency translation differences and other changes	(1)	169	(147)	2	1	24
Current value of benefit liabilities and plan assets at end of year	443	802	(453)	94	168	1,054

The gross liability for foreign employee pension plans of euro 802 million (euro 621 million at December 31, 2007) included the liabilities related to joint ventures operating in exploration and production activities for euro 67 million and euro 77 million at December 31, 2007 and 2008, respectively. A receivable of an amount equivalent to such liability was recorded. Other benefits of euro 168 million (euro 118 million at December 31, 2007) primarily concerned the deferred monetary incentive plan for euro 107 million (euro 69 million at December 31, 2007) and jubilee awards for euro 47 million (euro 40 million at December 31, 2007).
The reconciliation analysis of benefit obligations and plan assets was as follows:

TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

(million euro)	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008

Present value of benefit obligations with plan assets			439	610
Present value of plan assets			(362)	(453)
Net present value of benefit obligations with plan assets			77	157
Present value of benefit obligations without plan assets	476	443	182	192	92	94	118	168
Actuarial gains (losses) not recognized	23	15	(33)	(126)	7	4
Past service cost not recognized			(7)
Net liabilities recognized in provisions for employee benefits	499	458	219	223	99	98	118	168

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Costs charged to the profit and loss account were as follows:

(million euro)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits	Total

2007
Current cost	13	13	1	38	65
Interest cost	23	32	4	2	61
Expected return on plan assets		(23)			(23)
Amortization of actuarial gains (losses)	1	3			4
Effect of curtailments and settlements	(83)	41			(42)
	(46)	66	5	40	65
2008
Current cost		19	1	48	70
Interest cost	25	28	5	5	63
Expected return on plan assets		(25)			(25)
Amortization of actuarial gains (losses)		1			1
Effect of curtailments and settlements			(2)		(2)
	25	25	4	53	107

The main actuarial assumptions used in the evaluation of post-retirement benefit obligations at year end and in the estimate of costs expected for 2009 were as follows:

(%)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

2007
Discount rate	5.4	3.5-13.0	5.5	4.8-5.4
Expected return rate on plan assets		4.0-13.0
Rate of compensation increase	2.7-3.0	2.0-12.0		2.7-4.0
Rate of price inflation	2.0	1.0-10.0	2.0	2.0

2008
Discount rate	6.0	3.5-13.0	6.0	5.2-6.0
Expected return rate on plan assets		4.5-13.0
Rate of compensation increase	2.7-3.0	2.4-13.0		2.7-4.0
Rate of price inflation	2.5	1.3-11.0	2.5	2.5

With regards to Italian plans, demographic tables prepared by Ragioneria Generale dello Stato (RG48) were used. Expected return rate by plan assets has been determined by reference to quoted prices expressed in regulated markets.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Plan assets consisted of the following:

(%)	Plan assets	Expected return

Securities	6.9	6.6-8.9
Bonds	20.4	2.8-10.0
Real estate	1.8	5.4-15.0
Other	70.9	2.0-13.0
Total	100.0

The effective return of the plan assets amounted to a cost of euro 77 million (a profit of euro 11 million at December 31, 2007).
With reference to healthcare plans, the effects deriving from a 1% change of the actuarial assumptions of medical costs were as follows:

(million euro)	1% Increase	1% Decrease

Impact on the current costs and interest costs	1	(1)
Impact on net benefit obligation	10	(9)

The amount expected to be accrued to defined benefit plans for 2009 amounted to euro 32 million.
The analysis of changes in the actuarial valuation of the net liability with respect to prior year deriving from the non-correspondence of actuarial assumptions with actual values recorded at year-end was as follows:

(million euro)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

2007
Impact on net benefit obligation	(8)	6
Impact on plan assets		3
2008
Impact on net benefit obligation	7	15	3	1
Impact on plan assets		(62)

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24 Deferred tax liabilities
Deferred tax liabilities were recognized net of offsettable deferred tax assets for euro 3,468 million (euro 3,526 million at December 31, 2007).

(million euro)	Value at Dec. 31, 2007	Additions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Value at Dec. 31, 2008

5,471	952	(2,335)	1,684	(38)	8	5,742

Deferred tax liabilities and deferred tax assets consisted of the following:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Deferred tax liabilities	8,997	9,210
Deferred tax assets available for offset	(3,526)	(3,468)
	5,471	5,742
Deferred tax assets not available for offset	(1,915)	(2,912)
	3,556	2,830

The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(million euro)	Value at Dec. 31, 2007	Additions	Deductions	Currency translation differences	Other changes	Value at Dec. 31, 2008

Deferred tax liabilities:
- accelerated tax depreciation	6,257	212	(895)	(60)	(148)	5,366
- site restoration and abandonment (tangible assets)	539	191	(30)	(32)	(14)	654
- capitalized interest expense	177	10	(15)		1	173
- application of the weighted average cost method in evaluation of inventories	731	335	(1,070)		83	79
- other	1,293	204	(325)	54	1,712	2,938
	8,997	952	(2,335)	(38)	1,634	9,210
Deferred tax assets:
- site restoration and abandonment (provisions for contingencies)	(1,363)	(244)	17	45	(27)	(1,572)
- accruals for impairment losses and provisions for contingencies	(913)	(701)	235	3	(21)	(1,397)
- depreciation and amortization	(622)	(278)	48	(42)	(16)	(910)
- assets revaluation as per Laws No. 342/2000 and No. 448/2001	(788)		60		(7)	(735)
- carry-forward tax losses	(79)	(10)	37	1	(6)	(57)
- other	(1,676)	(545)	370	36	106	(1,709)
	(5,441)	(1,778)	767	43	29	(6,380)
Net deferred tax liabilities	3,556	(826)	(1,568)	5	1,663	2,830

Deferred tax assets are recognized for deductible temporary differences to the extent that is probable that sufficient taxable profit will be available against which part or all of the deductible temporary differences can be utilized. In the case future taxable profit is no longer deemed to be sufficient to absorb all existing deferred tax assets, any surplus is written off.
Other changes of euro 1,663 million included: (i) changes in the scope of consolidation for euro 1,456 million following of the acquisition done by the Exploration & Production segment of Burren Energy Plc (euro 733 million), of First Calgary Petroleums Ltd (euro 108 million), of Eni Hewett Ltd (euro 91 million) and of Hindustan Oil Exploration Co Ltd (euro 31 million), the acquisition done by the Gas & Power

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segment of Distrigas NV (euro 504 million) and the disposal done by the Refining & Marketing segment of Agip España SA (euro 11 million); (ii) the recognition of the deferred tax effect against equity on the fair value evaluation of derivatives designated as cash flow hedge for euro 76 million. Further information on cash flow hedge derivatives is given in Note 7 - Other assets, in Note 15 - Other non-current receivables and in Note 25 - Other non-current liabilities.
Italian taxation law allows the carry-forward of tax losses over the five subsequent years. Losses suffered in the first three years of the company’s life can, however, be, for the most part, carried forward indefinitely. The tax rate applied by the Italian subsidiaries to determine the portion of carry-forwards tax losses to be utilized equaled 33%; this rate equaled on average to 33.73% for foreign entities.

Carry-forward tax losses of euro 1,024 million can be used in the following periods:

(million euro)	Italian subsidiaries	Foreign subsidiaries

2009	41	7
2010		12
2011		1
2012
2013	6	3
Beyond 2013	3	14
Without limit	38	899
	88	936

Carry-forward tax losses of euro 171 million expected to be offset against future taxable profit and were in respect of Italian subsidiaries for euro 88 million and of foreign subsidiaries for euro 83 million. Deferred tax assets recognized on these losses amounted to euro 29 million and euro 28 million, respectively.

25 Other non-current liabilities
Other non-current liabilities were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Fair value of cash flow hedge derivatives	1,340	499
Current income tax liabilities	215	254
Payables related to capital expenditures	22
Other payables	295	55
Other liabilities	159	1,730
	2,031	2,538

Fair value of derivative contracts was determined by using market quotations given by primary info-providers, or, in lack of market information, on the basis of generally accepted methods for financial valuations.
The fair value of cash flow hedge derivatives amounted to euro 499 million (euro 1,340 million at December 31, 2007) related to the Exploration & Production segment for euro 264 million (euro 1,340 million at December 31, 2007) and to Distrigas NV (euro 235 million). Further information on cash flow hedge derivatives is given in Note 7 - Other assets. The fair value related to the contracts expiring in 2009 is given in Note 7 - Other assets, in Note 15 - Other non-current receivables and in Note 25 - Other non-current liabilities. The effects of the evaluation at the fair value of cash flow hedge derivatives are given in Note 27 - Shareholders’ equity and in Note 32 - Finance income (expense).
The nominal value of these derivatives referred to purchase and sale commitments for euro 1,878 million and euro 1,832 million, respectively (euro 2,804 million and euro 3,404 million at December 31, 2007).
Information on the hedged risks and the hedging policies is shown in Note 29 - Guarantees, commitments and risks.
The group’s liability for current income taxes of euro 254 million (euro 215 million at December 31, 2007) was due as special tax (with a rate lower than the statutory tax rate), relating to the option to increase the deductible tax bases of certain tangible and other assets to their carrying amounts as permitted by the 2008 Budget Law.
Other liabilities of euro 1,730 million (euro 159 million at December 31, 2007) included advances received by Suez following the long-term supplying of natural gas and electricity of euro 1,552 million.

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26 Assets held for sale and liabilities directly associated with assets held for sale
Non-current assets held for sale and liabilities directly associated with non-current assets held for sale of euro 68 million related to the disposal of Fertilizantes Nitrogenados de Oriente, a company specializing in the production of fertilizers.

27 Shareholders’ equity

Minority interest
Profit attributable to minority interest and the minority interest in certain consolidated subsidiaries related to:

(million euro)	Net profit	Shareholders’ equity

2007	2008	Dec. 31, 2007	Dec. 31, 2008

Saipem SpA	514	407	1,299	1,560
Distrigas NV		74		1,162
Snam Rete Gas SpA	268	254	865	948
Hindustan Oil Exploration Co Ltd		(1)		128
Tigàz Tiszàntùli Gàzszolgàltatò Részvénytàrsasàg	1	(11)	79	65
Others	15	10	196	211
	798	733	2,439	4,074

Eni shareholders’ equity
Eni’s net equity at December 31 was as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	7,207	7,187
Cumulative foreign currency translation differences	(2,233)	(969)
Other reserves	(914)	(1,140)
Retained earnings	29,591	34,685
Treasury shares	(5,999)	(6,757)
Interim dividend	(2,199)	(2,359)
Net profit for the period	10,011	8,825
	40,428	44,436

Share capital
At December 31, 2008 the parent company’s issued share capital consisted of 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount at December 31, 2007).
On April 29, 2008 Eni’s Shareholders’ Meeting declared a dividend distribution of euro 0.70 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2007 dividend of euro 1.30 per share, of which euro 0.60 per share paid as interim dividend. The balance was payable on May 22, 2008 to shareholders on the register on May 19, 2008.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve for treasury shares
The reserve for treasury shares represents the reserve destined to purchase own shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The amount of euro 7,187 million (euro 7,207 million at December 31, 2007) included treasury shares purchased. The decrease of euro 20 million primarily concerned the sale and grant of treasury shares to Group managers following stock option and stock grants incentive schemes.

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Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Other reserves
Other reserves of negative amount were euro 1,140 million (at December 31, 2007 other reserves of negative amount were euro 914 million) and included:

-	a reserve of euro 247 million constituted following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA (now Saipem SpA) (same amount at December 31, 2007);
-	a reserve of euro 194 million (euro 181 million at December 31, 2007) deriving from Eni SpA’s equity;
-	a reserve of euro 86 million (at December 31, 2007 a negative for euro 1,342 million) including the related tax, for the valuation at fair value of available-for-sale securities and cash flow hedge derivatives. Further information is given in Note 2 - Other financial assets held for trading or available for sale, Note 7 - Other assets, Note 20 - Other current liabilities and Note 25 - Other non current liabilities;
-	a negative reserve of euro 1,495 million related the put option granted to Publigaz (the Distrigas minority shareholder) to divest its 31.25% stake in Distrigas NV valued at the same per-share price of the ongoing mandatory tender offer to minorities.

The valuation at fair value of securities available for sale and cash flow hedge derivatives, net of the related tax effect, consisted of the following:

Available-for-sale securities	Cash flow hedge derivatives	Total

(million euro)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2006	8	(2)	6	1		1	9	(2)	7
Changes of the year 2007				(2,237)	867	(1,370)	(2,237)	867	(1,370)
Foreign currency translation differences				51	(26)	25	51	(26)	25
Amount recognized in the profit and loss account	(6)	2	(4)				(6)	2	(4)
Reserve as of December 31, 2007	2		2	(2,185)	841	(1,344)	(2,183)	841	(1,342)
Changes of the year 2008	3	(1)	2	964	(364)	600	967	(365)	602
Changes in the scope of consolidation				(68)	23	(45)	(68)	23	(45)
Foreign currency translation differences				48	(23)	25	48	(23)	25
Amount recognized in the profit and loss account				1,005	(402)	603	1,005	(402)	603
Reserve as of December 31, 2008	5	(1)	4	(236)	75	(161)	(231)	74	(157)
of which: Eni Group	5	(1)	4	(128)	38	(90)	(123)	37	(86)

The ineffective portion of the change in fair value of cash flow hedging derivatives (time value component) entered into by the Exploration & Production segment consisted of the following:

(million euro)	Value at Dec. 31, 2007	Changes recognized in profit and loss account	Currency translation differences	Value at Dec. 31, 2008

(56)	7	4	(45)

Treasury shares purchased
A total of 382,954,240 ordinary shares (348,525,005 at December 31, 2007) with nominal value of euro 1 each, were held in treasury, for a total cost of euro 6,757 million (euro 5,999 million at December 31, 2007). 23,557,425 treasury shares (35,423,925 at December 31, 2007) at a cost of euro 505 million (euro 768 million at December 31, 2007) were available for 2002-2005 and 2006-2008 stock option plans.

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The decrease of 11,866,500 shares consisted of the following:

Stock option	Stock grant	Total

Number of shares at December 31, 2007	34,521,125	902,800	35,423,925
Rights not assigned for the 2006-2008 stock option plan	(9,406,500)		(9,406,500)
Rights exercised	(582,100)	(893,400)	(1,475,500)
Rights cancelled	(975,100)	(9,400)	(984,500)
	(10,963,700)	(902,800)	(11,866,500)
Number of shares at December 31, 2008	23,557,425		23,557,425

At December 31, 2008, options outstanding were 23,557,425 shares. Options refer to the 2002 stock plan for 97,000 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 231,900 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 671,600 shares with an exercise price of euro 16.576 per share, to the 2005 stock plan for 3,756,000 shares with an exercise price of euro 22.512 per share, to the 2006 stock plan for 5,954,250 shares with an weighted average exercise price of euro 23.119 per share, to the 2007 stock plan for 5,492,375 with an weighted average exercise price of euro 27.451 per share and to the 2008 stock plan for 7,354,300 with an weighted average exercise price of euro 22.540 per share.
Information about commitments related to stock grant and stock option plans is included in Note 31 - Operating expenses.

Interim dividend
Interim dividend for the year 2008 amounted of euro 2,359 million corresponding to euro 0.65 per share, as decided by the Board of Directors on September 11, 2008 in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on September 25, 2008.

Distributable reserves
At December 31, 2008 Eni shareholders’ equity included distributable reserves for euro 39,000 million.

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(million euro)	2007	2008	Dec. 31, 2007	Dec. 31, 2008

As recorded in Eni SpA’s Financial Statements	6,600	6,745	28,926	30,049
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding carrying amount in the statutory accounts of the parent company	4,122	4,140	16,320	18,999
Consolidation adjustments:
- difference between cost and underlying value of equity	(1)	(330)	1,245	5,161
- elimination of tax adjustments and compliance with accounting policies	649	(1,373)	(1,235)	(2,852)
- elimination of unrealized intercompany profits	(435)	216	(3,383)	(3,127)
- deferred taxes	(97)	159	711	(15)
- other adjustments	(29)	1	283	295
	10,809	9,558	42,867	48,510
Minority interest	(798)	(733)	(2,439)	(4,074)
As recorded in Consolidated Financial Statements	10,011	8,825	40,428	44,436

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28 Other information

Acquisitions
Burren Energy Plc
On January 11, 2008, following a non-hostile takeover by means of a cash offer, Eni acquired control over the British oil company Burren Energy Plc (Burren). Burren held producing assets in Turkmenistan and Congo, and exploratory licenses in Egypt, Yemen and India. Total consideration for this transaction of euro 2,358 million, of which euro 14 million related to additional costs directly attributable to the combination, has been allocated to assets and liabilities on a definitive basis.

Hindustan Oil Exploration Co Ltd (HOEC)
On August 5, 2008, following the execution of a mandatory tender offer on a 20% stake of the HOEC share capital, Eni acquired control over the Indian company Hindustan Oil Exploration Co Ltd (HOEC). The mandatory offer was associated with Eni’s acquisition of a 27.18% of HOEC as part of the Burren deal. Total consideration for this transaction of euro 107 million, with the exclusion of the minority interest, has been allocated to assets and liabilities on a preliminary basis because of the significant amount of time required for a more precise valuation.

Distrigas NV
On October 30, 2008, following the acquisition of a 57.243% majority stake from the French company Suez-Tractebel Eni acquired control over the Belgian company Distrigas NV. On December 30, 2008, Eni was granted authorization from the Belgian market authorities to execute a mandatory tender offer to the minorities of Distrigas. The deadline of the offer is scheduled for March 19, 2008. Total consideration for this transaction of euro 2,751 million, of which euro 12 million related to additional costs directly attributable to the acquisition, with the exclusion of the minority interest, has been allocated to assets and liabilities on a preliminary basis because of the amount of time required for a more precise valuation.

First Calgary Petroleums Ltd
On November 21, 2008, following the acquisition of all of the common shares Eni gained control of First Calgary Petroleums Ltd, a Canadian oil and gas company with exploration and development activities in Algeria. Total consideration for this transaction of euro 605 million, of which euro 5 million related to additional costs directly attributable to the acquisition, has been allocated to assets and liabilities on a preliminary basis because of the amount of time required for a more precise valuation.

Eni Hewett Ltd
On November 28, 2008, following the finalization of an agreement with the British company Tullow Oil Ltd Eni acquired a 52% stake and the operatorship of fields in the Hewett Unit and relevant facilities in the North Sea, with the aim to upgrade certain depleted fields in the area so as to achieve a gas storage facility. Total consideration for this transaction of euro 224 million has been allocated to assets and liabilities on a preliminary basis because of the amount of time required for a more precise valuation.

(million euro)	Burren Energy Plc	Hindustan Oil Exploration Co Ltd	Distrigas NV	First Calgary Petroleums Ltd	Eni Hewett Ltd

Pre- acquisition	Post- acquisition	Pre- acquisition	Post- acquisition	Pre- acquisition	Post- acquisition	Pre- acquisition	Post- acquisition	Pre- acquisition	Post- acquisition

Current assets	187	187	115	115	3,375	3,375	148	148	56	19
Property, plant and equipment	457	2,543	79	199	30	30	643	757	29	118
Intangible assets	47	326	8		1	1,395				208
Goodwill		89				1,245		88		39
Investments	56	53	1	1	112	112
Other non-current assets	17	17			202	203			9
Assets acquired	764	3,215	203	315	3,720	6,360	791	993	94	384
Current liabilities	62	100	37	37	1,796	1,796	45	45	17	17
Net deferred tax liabilities	36	733	(5)	31	30	504	15	108		91
Provisions for contingencies	14	24	4	3	80	80	3	6	44	52
Other non-current liabilities			17	17	88	88	229	229
Liabilities acquired	112	857	53	88	1,994	2,468	292	388	61	160
Minority interest			79	120	748	1,141
Eni’s shareholders equity	652	2,358	71	107	978	2,751	499	605	33	224

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29 Guarantees, commitments and risks

Guarantees
Guarantees were as follows:

Dec. 31, 2007	Dec. 31, 2008

(million euro)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total

Consolidated subsidiaries		6,388	6,388		13,139	13,139
Unconsolidated entities controlled by Eni		150	150		151	151
Joint ventures and associates	5,896	1,099	6,995	6,027	1,075	7,102
Others	12	279	291	8	245	253
	5,908	7,916	13,824	6,035	14,610	20,645

Other guarantees issued on behalf of consolidated subsidiaries of euro 13,139 million (euro 6,388 million at December 31, 2007) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 7,004 million (euro 3,244 million at December 31, 2007), of which euro 5,965 million related to the Engineering & Construction segment (euro 2,351 million at December 31, 2007); (ii) guarantees issued on behalf of Eni Gas & Power Belgium SA for euro 2,739 million related to the Share Purchase Agreement with Suez-Tractebel SA for the acquisition of a 57.24% majority stake in Distrigas NV; (iii) VAT recoverable from tax authorities for euro 1,248 million (euro 1,286 million at December 31, 2007); (iv) insurance risk for euro 257 million reinsured by Eni (euro 259 million at December 31, 2007). At December 31, 2007 the underlying commitment covered by such guarantees was euro 10,202 million (euro 6,050 million at December 31, 2007).
Other guarantees issued on behalf of unconsolidated subsidiaries of euro 151 million (euro 150 million at December 31, 2007) consisted of letters of patronage and other guarantees issued to commissioning entities relating to bid bonds and performance bonds for euro 146 million (euro 144 million at December 31, 2007). At December 31, 2008, the underlying commitment covered by such guarantees was euro 79 million (euro 19 million at December 31, 2007).
Unsecured guarantees and other guarantees issued on behalf of joint ventures and associates of euro 7,102 million (euro 6,995 million at December 31, 2007) primarily concerned: (i) an unsecured guarantee of euro 6,001 million (euro 5,870 million at December 31, 2007) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milan-Bologna train link by CEPAV (Consorzio Eni per l’Alta Velocità) Uno; consortium members, excluding unconsolidated entities controlled by Eni, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 871 million (euro 824 million at December 31, 2007), of which euro 716 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financial institutions (euro 677 million at December 31, 2007); (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 107 million (euro 119 million at December 31, 2007). At December 31, 2007, the underlying commitment covered by such guarantees was euro 983 million (euro 1,562 million at December 31, 2007).
Unsecured and other guarantees given on behalf of third parties of euro 253 million (euro 291 million at December 31, 2007) consisted primarily of: (i) guarantees issued on behalf of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni 13.6%) as security against payment commitments of fees in connection with the re-gasification activity for euro 216 million (euro 204 million at December 31, 2007); (ii) guarantees issued by Eni SpA to banks and other financial institutions in relation to loans and lines of credit for euro 19 million on behalf of minor investments or companies sold (euro 20 million at December 31, 2007).
At December 31, 2008 the underlying commitment covered by such guarantees was euro 232 million (euro 281 million at December 31, 2007).

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Commitments and contingencies
Commitments and contingencies were as follows:

(million euro)	Dec. 31, 2007	Dec. 31, 2008

Commitments	200	205
Risks	1,520	1,660
	1,720	1,865

Other commitments of euro 205 million (euro 200 million at December 31, 2007) were essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest euro 180 million in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oil fields in Val d’Agri (euro 177 million at December 31, 2007).
Risks of euro 1,660 million (euro 1,520 million at December 31, 2007) primarily concerned potential risks associated with the value of assets of third parties under the custody of Eni for euro 1,273 million (euro 1,126 million at December 31, 2007) and contractual assurances given to acquirers of certain investments and businesses of Eni for euro 387 million (euro 376 million at December 31, 2007).

Risk factors
FOREWORD
The main risks that the Company is facing and actively monitoring and managing are the following: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the country risk in the upstream business; (v) the operational risk; (vi) the possible evolution of the Italian gas market; (vii) the specific risks deriving from exploration and production activities.
Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies’ policies on financial risks.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of conducting finance, treasury and risk management operations based on three separate entities: the parent company’s (Eni SpA) finance department, Eni Coordination Center and Banque Eni which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk. Additionally, in 2007, Eni Trading & Shipping was established and has the mandate to manage and monitor solely commodity derivative contracts. In particular Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and outside of Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of trading certificates according to the European Union Emission Trading Scheme. The commodity risk is managed by each business unit with Eni Trading & Shipping ensuring the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter into derivative transactions on a speculative basis. The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s Group companies minimize such kinds of market risks. With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value at risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view

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of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve its growth targets or ordinary asset portfolio management. The Group controls commodity risk with a maximum value-at-risk limit awarded to each business unit. Hedging needs from business units are pooled by Eni Trading & Shipping which also manages its own risk exposure. The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly in the U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transaction arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk). Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize economic and transactional exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VAR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of the Group’s companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt.
Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice-versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance

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with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period. The following table shows amounts in terms of value at risk, recorded in the first half of 2008 (compared with full year 2007) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2007	2008

(million euro)	High	Low	Avg	At period end	High	Low	Avg	At period end

Interest rate	7.36	0.47	1.39	4.35	12.31	0.73	4.17	6.54
Exchange rate	1.25	0.03	0.21	0.43	1.48	0.09	0.48	0.47

(Value at risk - historic simulation method; holding period: 1 day; confidence level: 95%)

2007	2008

(U.S. $ million)	High	Low	Avg	At period end	High	Low	Avg	At period end

Area oil, products	44.59	4.39	20.17	12.68	46.48	3.44	19.88	5.43
Area Gas & Power (*)	54.11	20.12	34.56	25.57	67.04	24.38	43.53	32.07

(*)	Amounts relating to the Gas & Power business also include results of Distrigas NV for the months of November and December 2008 based on the closing date of acquisition.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques that establish counterparty limits and systems to monitor exposure against limits and report regularly on those exposures. Specifically, credit risk exposure to multi-business clients and exposures higher than the limit set at euro 4 million are closely monitored. Monitoring activities do not include retail clients and public administrations. The assessment methodology assigns a score to individual clients based on publicly available financial data and capital, profitability and liquidity ratios.
Based on those scores, an internal credit rating is assigned to each counterparty that is accordingly allocated to its proper risk category. The Group risk categories are comparable to those prepared by the main rating agencies on the marketplace. The Group’s internal ratings are also benchmarked against ratings prepared by a specialized external source.
With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into accounts the credit ratings provided by the primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions. Those are the sole Group entities entitled to be party to financial transactions due to the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have been also selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period. Eni has not experienced material non-performance by any counterparty. As of December 31, 2007 and 2008, Eni had no significant concentrations of credit risk.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact the Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial

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planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium and long-term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented as part of Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. The above mentioned actions aimed at ensuring availability of suitable sources of funding to fulfill short-term commitments and due obligations also preserving the necessary financial flexibility to support the Group’s development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity and composition leveraging on the structure of its lines of credit particularly the committed ones.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
As of December 31, 2008, Eni maintained short term committed and uncommitted unused borrowing facilities of euro 11,099 million, of which euro 3,313 million were committed, and long term committed unused borrowing facilities of euro 1,850 million.
These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
Eni has in place a programme for the issuance of Euro Medium Term Notes up to euro 10 billion, of which euro 6,391 million were drawn as of the balance sheet date.
The Group has debt ratings of AA- and A-1+ respectively for the long and short-term debt assigned by Standard & Poor’s and Aa2 and P-1 assigned by Moody’s; the outlook is stable for both.
The tables below summarize the Group main contractual obligations for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities.

Finance debt

Maturity year

(million euro)	2009	2010	2011	2012	2013	2014 and thereafter	Total

Non current debt	549	3,630	797	2,687	1,981	4,834	14,478
Current financial liabilities	6,359	-	-	-	-	-	6,359
	6,908	3,630	797	2,687	1,981	4,834	20,837
Interest on finance debt	502	469	412	383	336	791	2,893

Trade and other payables

Maturity year

(million euro)	2009	2010-2013	2014 and thereafter	Total

Trade payables	12,590	-	-	12,590
Advances, other payables	7,925	28	27	7,980
	20,515	28	27	20,570

In addition to finance debt and trade payables presented in the financial statements, the Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations are certain arrangements to purchase goods or services that are enforceable and legally binding and that specify all significant terms. Such arrangements include non-cancelable, long-term contractual obligations to secure access to supply and transport of natural gas, which include take-or-pay clauses whereby the Company obligations consist of off-taking minimum quantities of product or service or paying the corresponding cash amount that entitles the Company to off-take the product in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors and on the basis of the long-term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities.

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The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Expected payments by period under contractual obligations and commercial commitments

Maturity year

(million euro)	2009	2010	2011	2012	2013	2014 and thereafter	Total

Operating lease obligations (1)	588	812	697	468	395	1,081	4,041
Decommissioning liabilities (2)	269	35	61	18	256	8,830	9,469
Environmental liabilities	396	421	284	223	221	443	1,988
Purchase obligations (3)	17,938	13,777	14,326	14,405	14,112	185,415	259,973
Gas
- Natural gas to be purchased in connection with take-or-pay contracts	15,694	13,041	13,574	13,610	13,343	179,067	248,329
- Natural gas to be transported in connection with ship-or-pay contracts	539	537	545	549	528	3,151	5,849
Other take-or-pay and ship-or-pay obligations	139	135	126	111	106	838	1,455
Other purchase obligations (4)	1,566	64	81	135	135	2,359	4,340
Other obligations	8	5	5	5	5	152	180
of which:
- Memorandum of intent relating Val d’Agri	8	5	5	5	5	152	180
	19,199	15,050	15,373	15,119	14,989	195,921	275,651

(1)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(4)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the U.S.

The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2008. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. Such costs are included in the amounts shown.

Capital expenditure commitments

Maturity year

(million euro)	2009	2010	2011	2012	2013 and subsequent years	Total

Committed on major projects	4,938	3,831	2,697	1,837	9,856	23,159
Other committed projects	5,147	4,342	3,186	2,389	9,846	24,910
	10,085	8,173	5,883	4,226	19,702	48,069

Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2007, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2007, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these countries, are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management

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defined in the procedure "Project risk assessment and management". In the most recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU countries and in North America.

Operational risk
Eni’s business activities conducted in and outside of Italy are subject to a broad range of laws and regulations, including specific rules concerning oil and gas activities currently in force in countries in which it operates. In particular, those laws and regulations require the acquisition of a license before exploratory drilling may commence and compliance with health, safety and environment standards. Environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. In particular Eni is required to follow strict operating practices and standards to protect biodiversity when exploring for, drilling and producing oil and gas in certain ecologically sensitive locations (protected areas). Breach of environmental, health and safety laws exposes employees to criminal and civil liability and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001.
Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and expenses and liabilities that Eni may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the group’s results of operations or financial position in future years. Recently enacted regulation of safety and health of the workplace in Italy will impose a new array of obligations to the Company operations, particularly regarding contractors. New regulation prescribe that a company adopts certified operational and organizational systems whereby the Company can discharge possible liabilities due to a violation of health and security standards on condition that adopted operational systems and processes worked properly and were effective.
Eni has adopted guidelines for assessing and managing health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity and is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on steady enhancement of plants and process. Additionally, coding activities and procedures on operating phases allow reduce the human component in the plant risk management. Operating emergencies that may have an adverse impact on the assets, people and the environment are managed by the business units for each site. These units manage the HSE risk through a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that minimize damage in the event of an incident. In the case of major crisis, Divisions/Entities are assisted by the Eni Unit of Crises to deal with the emergency through a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities.
The integrated management system on health, safety and environmental matters is supported by the adoption of a Eni’s Model of HSE operations in all the Division and companies of Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts. Major refining and petrochemical facilities of Eni are certified to international environmental standards, such as ISO14001, OHSAS 18001 and EMAS. Eni provides a program of specific training and development for HSE staff in order to:
(i) promote the execution of behaviors consistent with guidelines;
(ii) drive people’s learning growth process by developing professionalism, management and corporate culture;
(iii) support management knowledge and control of HSE risks.

Possible evolution of the Italian gas market
Legislative Decree No. 164/2000 opened the Italian natural gas market to competition, impacting on Eni’s activities, as the company is engaged in all the phases of the natural gas chain. The opening to competition was achieved through the enactment of certain antitrust thresholds on volumes input into the national transport network and on volumes sold to final customers. These enabled new competitors to enter the Italian gas market, resulting in declining selling margins on gas. Other material aspects regarding the Italian gas sector regulation are the regulated access to natural gas infrastructure (transport backbones, storage fields, distribution networks and LNG terminals), the Code adopted by the Authority for Electricity and Gas on the issue of unbundling which forbids a controlling entity from interfering in the decision-making process of its subsidiaries running gas transport and distribution infrastructures and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing and in establishing tariffs for the use of natural gas infrastructures.

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Particularly, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users consuming less than 200,000 cm per year (qualified as non eligible customers at December 31, 2002 as defined by Legislative Decree No. 164/2000) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of fuels onto final consumers of natural gas. As a matter of fact, following a complex and lengthy administrative procedure started in 2004 and finalized in March 2007 with Resolution No. 79/2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 cubic meters per year, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate wholesale supply contracts in order to take account of this new indexation mechanism.
Also certain provisions of law may limit the Company ability to set commercial margins. Specifically, Law Decree No. 112 enacted in June 2008 forbids energy companies like Eni to pass to prices to final customers higher income taxes incurred in connection with a supplemental tax rate of 5.5 percentage points introduced by the same decree on energy companies with a yearly turnover in excess of euro 25 million. The Authority for Electricity and Gas is in charge of monitoring compliance with the rule. The Authority has subsequently established with a set of deliberations that energy companies have to adopt effective operational and monitoring systems certified by the Company CEO in order to prevent unlawful increases of final prices of gas.
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. These contracts which contain take-or-pay clauses will ensure total supply volumes of approximately 62.4 bcm/y of natural gas to Eni by 2010 (excluding take-or-pay volumes coming from Distrigas acquisition which will destined to supply the Belgian market). Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be marketed outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also taking into account the start-up of new import capacity to the Italian market by Eni and third parties as well as implementation of all publicly announced plans for the construction of new import infrastructures (backbone upgrading and new LNG terminals), and developments within the Italian regulatory framework, represent risk factors for the ability of the Company to meet its contractual obligations in connection with its take-or-pay supply contracts. Particularly, should natural gas demand in Italy grow at a lower pace than management expectations, also in view of the expected build-up of natural gas supplies to the Italian market, the Company could face a further increase in competitive pressure on the Italian gas market resulting in a negative impact on its selling margins, taking account of Eni’s gas availability under take-or-pay supply contracts and risks in executing its expansion plans to grow sales volumes in European markets.

Specific risks associated with the exploration and production of oil and natural gas
The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities.
As a consequence, rates of return of such long lead- time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and harsh environments, where the majority of Eni’s planned and ongoing projects is located.

Managing sources of funds
Eni management makes use of the leverage as a financial measure to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. Leverage is a measure of the company’s level of indebtedness, calculated as the ratio between net borrowings and shareholders’ equity, including minority interests. In the medium term, management plans to target a level of leverage up to 0.4 which is intended to provide an efficient capital structure and the appropriate level of financial flexibility.

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Other information about financial instruments
The carrying amount of financial instruments and relevant economic effect for the year 2008 consisted of the following:

Finance income (expense) recognized in

(million euro)	Carrying amount	Profit and loss account	Equity

Held-for-trading financial instruments
Non-hedging derivatives (a)	(374)	(558)
Held-to-maturity financial instruments
Securities	50	2	3
Available-for-sale financial instruments
Securities (a)	495	19
Receivables and payables and other assets/liabilities valued at amortized cost
Trade and receivables and other (b)	22,446	(254)
Financing receivables (a)	1,908	117
Trade payables and other (c)	20,570	(53)
Financing payables (a)	20,837	(607)
Assets at fair value through profit or loss (fair value option)
Investments (a)	2,741	241
Net liabilities for hedging derivatives (d)	280	1,012	964

(a)	Gains or losses were recognized in the profit and loss account within "Finance income (expense)".
(b)	In the profit and loss account, impairments and losses on receivables were recognized within "Purchase, services and other" for euro 385 million whilst negative exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were recognized within "Finance income (expense)" for euro 100 million.
(c)	Positive exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were recognized in the profit and loss account within "Finance income (expense).
(d)	Gains or losses were recognized in the profit and loss account within "Net sales from operations" and "Purchase, services and other" for euro 1,005 million within "Finance income (expense)" for euro 7 million (time value component).

Legal Proceedings

Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements. The following is a description of the most significant proceedings currently pending. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings

ENI SPA

(i)	Subsidence. The Court of Rovigo conducted investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities in the Ravenna and North Adriatic area both on land and in the sea. Eni appointed an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the magnitude and effects and any actions appropriate to reduce or to neutralize any subsidence phenomenon in the area. This commission produced a study which excludes the possibility of any risk to human health or damage to the environment. The study also states that worldwide there are no instances of accidents of harm to public safety caused by subsidence induced by hydrocarbon production. It also shows that Eni employs the most advanced techniques for monitoring, measuring and controlling the soil. This proceeding is in the first level hearing stage. The Veneto Region, other local bodies and two private entities have been acting as plaintiffs. Eni was admitted as a defendant. The Court decided that the proceeding must be heard by the Court of Ravenna.

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(ii)	Alleged damage. In 2002, the public prosecutor of Gela commenced a criminal investigation to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (formerly EniChem SpA) and Raffineria di Gela SpA. The judge for the preliminary hearing dismissed the accusation of adulteration of food products, while the proceeding for the other allegations regarding pollution and environmental damage remains underway.
(iii)	Alleged negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning alleged negligent fire, environmental crimes and crimes against natural beauty. First degree proceedings ended with an acquittal sentence. In November 2007, the public prosecutors of Gela and of Caltanissetta filed an appeal against this decision.
(iv)	Investigation of the quality of ground water in the area of the refinery of Gela. In 2002, the public prosecutor of Gela commenced a criminal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials. The preliminary hearing phase was closed for one employee who would stand trial, while the preliminary hearing phase is ongoing for other defendants. During the hearings the judge admitted as plaintiffs three environmental associations.
(v)	Alleged negligent fire (Priolo). The public prosecutor of Siracusa commenced an investigation regarding certain Eni managers who were previously in charge of conducting operations at the Priolo refinery (Eni divested this asset in 2002) to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. After preliminary investigations the public prosecutor requested the opening of a proceeding against the mentioned managers for negligent behavior.

ENIPOWER SPA

(i)	Alleged unauthorized waste management activities. In 2004, the public prosecutor of Rovigo commenced an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to the samples of soil used during the construction of the new EniPower power station in Mantova. The prosecutor requested the CEO of EniPower and the managing director of the Mantova plant at the time of the alleged crime to stand trial.
(ii)	Air emissions. The public prosecutor of Mantova commenced an investigation against two managers of the Mantova plant in connection with air emissions by the new power plant.

1.2 Civil and administrative proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)

(i)	Alleged pollution caused by the activity of the Mantova plant. In 1992, the Ministry of Environment summoned EniChem SpA (now Syndial SpA) and Edison SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. Edison agreed on a settlement with the Ministry whereby Edison quantified compensation for environmental damage freeing from any obligation Syndial, which purchased the plant in 1989. Parties are working through a possible settlement of the matter.
(ii)	Summon before the Court of Venice for environmental damages allegedly caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA (now Syndial SpA), jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that were not quantified, allegedly caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. EVC Italia and Ineos presented an action to be indemnified by Eni’s Group companies in case the alleged pollution is proved. The environmental damage is being assessed by an independent consultant.
(iii)	Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone, commenced by the President of the Regional Council of Calabria. On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, commenced an action against EniChem SpA (now Syndial SpA) with reference to environmental damages for approximately euro 129 million and damages for euro 250 million (plus interest and compensation) in connection with loss of income and damage to property allegedly caused by industrial activities in the area of Crotone. In addition, the Province of Crotone is acting as plaintiff, claiming damage for euro 300 million. With a decision in May 2007, the Court of Milan declared the invalidity of the power of proxy conferred to the Delegated Commissioner to act on behalf of the Calabria Region with the notice served to Syndial SpA and decided the liquidation of expenses born by the defendant. The Province of Crotone appealed this decision. The second instance court accepted this appeal and Syndial repealed this

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determination. On October 21, 2004, Syndial was convened before the Court of Milan by the Calabria Region which is seeking to obtain a condemnation of Syndial for a damage payment, should the office of the Delegated Commissioner for Environmental Emergency in the Calabria Region cease during this proceeding. The Calabria Region requested a damage payment amounting to euro 800 million as already requested by the Delegated Commissioner for Environmental Emergency in the Calabria Region in the proceeding commenced in 2003. This new proceeding is in the preliminary investigation stage. This proceeding was unified with the one opened by the Ministry of the Environment. Syndial filed a new project for the environmental remediation of the site to be approved by the Ministry and the body of public administrations and entities involved in the matter that expressed a first partial consent in January 2009. The environmental provision was consequently increased. In 2006, the Council of Ministers, Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan to obtain the ascertainment, quantification and payment of damage (in the form of land, air and water pollution and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the Municipality of Crotone and in surrounding municipalities. The local authorities requested the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same matter and damage claim as the proceedings commenced by the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region against Syndial in 2003 and 2004, respectively.
(iv)	Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore. With a temporarily executive decision dated July 3, 2008 the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate for environmental damages that were allegedly caused when EniChem managed an industrial plant at Pieve Vergonte during the 1990-1996 period. Specifically, the Court sentenced Syndial to pay the Italian Ministry of the Environment compensation amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely ill-founded as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. As no development of the proceeding has occurred since the filing of the Court’s decision, management has confirmed its stance of making no provision for this proceeding on the basis of the abovementioned technical-legal advice, in concert with external consultants on accounting principles. Syndial will appeal against the ruling on Pieve Vergonte site of the District Court of Turin as soon as possible. Another administrative proceeding is ongoing regarding a ministerial decree enacted by the Italian Ministry for the Environment. The decree provides that Syndial executes the following tasks: (i) the upgrading of a hydraulic barrier to protect the site; and (ii) the design of a project for the environmental remediation of Lake Maggiore. The Administrative Court of Piemonte rejected Syndial’s opposition against the outlined environmental measures requested by the Ministry of the Environment. However, the Court judged the prescriptions of the Ministry regarding the remediation of the site to be plain findings of an environmental enquiry to ascertain the state of the lake. Syndial has filed an appeal against the decision of the Court before an upper degree body, also requesting suspension of the effectiveness of the decision.
(v)	Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of certain environmental damage which cannot be cleaned up as well as further damages of various types (e.g. damage to the natural beauty of this site). This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report produced by an independent expert charged by the judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. With a sentence of March 2008, the Court of Genova rejected all claims made by the Municipality of Carrara and the Ministry of environment. Both plaintiffs filed an appeal against this decision in June 2008, requesting to all defendants cumulative damage amounting to euro 189.9 million. Syndial filed in the appeal hearing, disputing the plaintiffs’ claims.
(vi)	Ministry for the Environment Augusta harbor. The Italian Ministry for the Environment with various administrative acts ordered companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa and Syndial. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity

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of the Priolo petrochemical site. Polimeri Europa opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and information on concentration of pollutants has been gathered.
The Regional Administrative Court of Catania with its decision of July 2007 annulled the decision made by the Service Conference of the Ministry of the Environment concerning Priolo and the Augusta harbor. The Ministry and the municipalities of Augusta and Melilli filed a claim with an Administrative Court of the Sicily Region which accepted the claim. In January 2008 the Regional Court of Catania accepted two further claims on this matter, remitting to the European Union Court of Justice the correct application of the debated community principle on the matter of environmental responsibility. In June 2008 the Ministry for the Environment and the Municipalities of Melilli and Augusta filed and appeal against the decision of the Regional Court of Catania with the Administrative Justice Council. Syndial challenged the administrative acts of December 20, 2007 and March 6, 2008, also requesting the Court of Justice of the EU to decide on the correct application of the debated community principle. The proceedings are still pending before the Administrative Court of Lazio.

ENI SPA
(i) Reorganization procedure of the airlines companies Volare Group, Volare Airlines and Air Europe. On March 2009 Eni was notified a bankruptcy claw-back as part of a reorganization procedure filed by the airlines companies Volare Group, Volare Airlines and Air Europe which commenced under the provisions of Ministry of Production Activities, on November 30, 2004.
The request regarded the override of all the payments made by those entities to Eni and its subsidiary Sofid in the year previous to the insolvency declaration from November 30, 2003 to November 29, 2004, for a total estimated amount of euro 46 million.

2. Other judicial or arbitration proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)
(i) Serfactoring: disposal of receivables. In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA and which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment on the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004; the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed this partial decision, requesting in particular the annulment of the first step judgment, the reimbursement of euro 180 million from Serfactoring along with the rejection of all its claims and the payment of all proceeding expenses. On June 2008, the trial was decided with a partial judgment that, reforming the previous judgment of the Court of Rome, granted the requests of Agrifactoring and condemned Serfactoring to reimburse to Agrifactoring in liquidation the amount of the receivables due from Federconsorzi and not collected as Federconsorzi went bankrupt. The Court resolved to charged an independent accounting consultant with quantifying the amount due by Serfactoring. Syndial will soon appeal the sentence with the Court of Cassation. Eni accrued a provision with respect to this proceeding.

ENI SPA
(i) Fintermica. Fintermica presented a claim against Eni concerning the management of the Jacorossi joint venture with reference to an alleged abuse of key roles played by Eni SpA in the joint venture, thus damaging the other partner’s interest and the alleged dilatory behavior of Syndial in selling its interest in the joint venture to Fintermica. The parties decided to commence arbitration on the matter. The examining phase is ongoing and an independent assessment of this matter is being executed. The Board of Arbitrators issued a decision on November 26, 2008 condemning Eni and Syndial to compensate Fintermica for the damages suffered amounting to euro 5 million including monetary revaluation and accrued interest as of April 3, 2001.

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SNAMPROGETTI SPA
(i)	CEPAV Uno and CEPAV Due. Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase). With regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the contract. Subsequently, the CEPAV Uno consortium requested a time extension for the completion of works and a claim amounting to euro 800 million. CEPAV Uno and TAV failed to solve this dispute amicably. CEPAV Uno opened an arbitration procedure as provided for under terms of the contract on April 27, 2006. With regard to the project for the construction of a high-speed railway from Milan to Verona, in December 2004, CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental authority (CIPE). As concerns the arbitration procedure requested by CEPAV Due against TAV for the recognition of costs incurred by the Consortium in the 1991-2000 ten-year period plus suffered damage, in January 2007, the arbitration committee determined the Consortium’s right to recover the costs incurred in connection with the design activities performed. A technical independent survey is underway to assess the amount of compensation to be awarded to the Consortium as requested by the arbitration committee. TAV appealed the arbitration committee’s determination.
In April 2007, the Consortium filed with the second instance court of Rome an appeal against Law Decree No. 7 of December 31, 2007, that revoked the concessions awarded to TAV resulting in the annulment of arrangements signed between TAV and the Consortium to build the high-speed railway section from Milan to Verona. The European Court of Justice was requested to judge on this matter. In the meantime, TAV decided to not request the reimbursement of advances paid to the Consortium. Subsequently, Law 133/2008 re-established the concessions awarded to TAV resulting in the continuation of the arrangements between the consortium CEPAV Due and a new entity in charge of managing the Italian railway system.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

ENI SpA
(i)	Abuse of dominant position of Snam alleged by the Italian Antitrust Authority. In March 1999, the Italian Antitrust Authority concluded its investigation started in 1997 and: (i) found that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam for euro 2 million; and (iii) ordered a review of the practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.
(ii)	Formal assessment commenced by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities commenced a formal assessment to evaluate the alleged participation of Eni and its subsidiaries in activities limiting competition in the field of paraffin. The alleged violation of competition is for: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade secrets, such as production capacity and sales volumes. After, the Commission requested information on Eni’s activities in the field of paraffin and certain documentation acquired by the Commission during an inspection. Eni filed the requested information. On October 2008, the Commission of the European Communities issued the final decision on the matter condemning Eni to the payment of a sanction amounting to euro 29,120,000. Eni has filed for recourse against this decision that is fully covered by the accrued risk provision.
(iii)	Ascertainment by the European Commission of the level of competition in the European natural gas market. As part of its activities to ascertain the level of competition in the European natural gas market, with Decision No. C (2006)1920/1 of May 5, 2006, the European Commission informed Eni that the Group companies were subject to an inquiry under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the possible existence of any business conducts breaching European rules in terms of competition and intended to prevent access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas. Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium. In April 2007, the European Commission made public its decision to start a further stage of

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inquiry, as the elements collected supported suspicion that Eni adopted behaviors leading to "capacity hoarding and strategic underinvestment in the transmission system leading to the foreclosure of competitors and harm for competition and customers in one or more supply markets in Italy". On March 9, 2009 Eni received a Statement of Objections related to a proceeding under Article No. 82 of the EU Treaty and Article No. 54 of the SEE agreement with reference to an alleged unjustifiable refusal of access to the TAG and TENP/Transitgas gas pipelines, that are interconnected with the Italian gas transport system through actions intended to "capacity hoarding, capacity degradation and strategic limitation of investment" with the effect of "hindering the development of a real competition in the downstream market and [...] harming the consumers". The European Commission envisages the possible imposition of a fine and of structural remedies. The Company is currently assessing the reasoning underlying the Commission’s objections in order to ascertain whether the challenged actions are supported by evidence and may be qualified as infringement of the European competition rules.

The Company will file its defensive memories within the proceeding. In addition, and following the aforementioned assessment, the Company may consider whether to voluntarily file a set of remedies to settle the proceeding as provided by Article No. 9 of the European Regulation No. 1/2003. Taking into account the numerous elements that may concur in determining the amount of the fine, the complex checks to carry out with respect to the Statement of Objections, and also the circumstance that the Commission’s approval of the possible remedies, presented by Eni pursuant to European Regulation No. 1/2003, would settle the matter without imposing a fine, management believes that the liability is contingent upon the future events described and cannot be measured with reasonable reliability.

(iv)	TTPC. In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006 stating that Eni’s behavior pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition including the upgrade of the gasline. Eni accrued a provision with respect to this proceeding. With a decision filed on November 29, 2006, the Regional Administrative Court of Lazio partially accepted Eni’s claim, annulling such part of the Authority’s decision where the fine was quantified. Eni is waiting for the filing of the motivations of the Court decision to ascertain the impact of said decision. Pending this development, the payment of the fine has been voluntarily suspended. In 2007, the Regional Administrative Court of Lazio accepted in part Eni’s claim and cancelled the quantification of the fine based on the Antitrust Authority’s inadequate evaluation of the circumstances presented by Eni. Eni filed an appeal with the Council of State, as did the Antitrust Authority and TTPC. Pending the final outcome, Eni awaits for the determination of the amount of the fine to be paid.

POLIMERI EUROPA SPA AND SYNDIAL SPA
(i)	Inquiries in relation to alleged anti-competitive agreements in the area of elastomers. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the field of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. At present, proceedings are pending before the European Commission regarding the CR and NBR products. In March 2007, the Commission sent to Eni, Polimeri Europa and Syndial a statement of objections, thus opening the second phase of this proceeding. In December 2007, the European Commission dismissed Syndial’s position on CR and imposed on Eni and Polimeri a fine amounting to euro 132.16 million. The two companies have filed an appeal with the EU Court of First Instance against this decision and, at the same time, paid the fine in March 2008. Investigations relating to other elastomers products resulted in the ascertainment of Eni having infringed European competition laws in the field of synthetic rubber production (BR and ESBR). On November 29, 2006, the Commission fined Eni and its subsidiary Polimeri Europa for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. The Commission filed a counter appeal. Pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine. In August 2007, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire manufacturers. With regard to NBR, an inquiry is underway also in the U.S., where class actions have also been commenced. On the federal level, the class action was abandoned by the plaintiffs. However, the federal judge has yet to acknowledge this abandonment. With regard to other products under investigation in the U.S., settlements were reached with both relevant U.S. antitrust authorities and the plaintiffs acting through a class action. Eni recorded a provision for these matters.

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3.2 Regulation

TOSCANA ENERGIA CLIENTI SPA
Eni’s subsidiary Toscana Energia Clienti SpA started an action against a customer regarding alleged lack of measurement of gas consumption due to inability to access a measurement facility at the customer’s site, also in connection with the application of Resolution No. 229/2001 of the Italian Authority for Electricity and Gas. This customer has annual consumption in excess of 5,000 cm. The defendant has filed a counter-claim in relation to this proceeding. In the hearing of November 12, 2008 the judge resolved to partially accept the Eni’s subsidiary reasons and to limit compensation to be paid to the defendant to only euro 1,475 with interests amounting to euro 90. The sum was paid while the defendant is evaluating the opportunity to appeal the sentence.

DISTRIBUIDORA DE GAS CUYANA SA
Formal investigation of the agency entrusted with the regulations for the natural gas market in Argentina. Enargas started a formal investigation on some operators, among them Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. In April 2004 the company filed a defensive memorandum. On April 28, 2006, the company formally requested the acquisition of documents from Enargas in order to have access to the documents on which the allegations are based.

4. Tax Proceedings

ENI SPA
Dispute for the omitted payment of the municipal tax related to oil platforms located in territorial waters in the Adriatic Sea. With a formal assessment presented by the Municipality of Pineto (Teramo) in December 1999, Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea which constitute municipal waters in front of the coast of Pineto. Eni was requested to pay a total of approximately euro 17 million including interest and a fine. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. However, the Court overturned both judgments, declaring that a municipality can consider requesting a tax on real estate in the sea facing its territory and with the decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the matters of the proceeding. This commission nominated a Board of Consultants, in order to make all the accounting/technical verifications necessary for the judgment. On December 28, 2005, the Municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested from Eni is euro 24 million including interest and penalties. Eni filed a claim against this request which was accepted by the first degree judge with a decision of December 4, 2007.
Similar formal assessments related to Eni oil and gas offshore platforms were presented by the Municipalities of Falconara Marittima and Pedaso. The total amounts of those claims were approximately euro 6 million. The company filed appeal or is planning to appeal.

AGIP KARACHAGANAK BV
Claims concerning unpaid taxes and relevant payment of interest and penalties. In July 2004, relevant Kazakh Authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating Company BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of 2000 to 2003 tax audits. Both companies counterclaimed against the assessment and a preliminary agreement was reached on November 18, 2004. Final assessments have now been issued by the Kazakh Authorities, and payment has been made. The final amount assessed and paid was $39 million net to Eni; this figure included taxes and interest. The companies continue to dispute the assessments and reserve the right to challenge their findings further.

5. Court Inquiries

(i)	EniPower. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. These inquiries were widely covered by the media. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed.

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The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the aforementioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to cooperate fully in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiency in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing.
(ii)	Trading. An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties to favor the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the public prosecutor of Rome notified Eni of two judicial measures for the seizure of documentation concerning Eni’s transactions with the said companies. Eni is acting as plaintiff in this proceeding. The judge for preliminary hearings rejected most of the dismissal request, requiring the public prosecutor to continue with the criminal case.
(iii)	TSKJ Consortium Investigations of the SEC and other Authorities. The U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice (DoJ), and other authorities are investigating alleged improper payments made by the TSKJ Consortium to certain Nigerian public officials in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti Netherlands BV had a 25% participation in the TSKJ companies, with the remaining participations held by subsidiaries of Halliburton/KBR, Technip, and JGC. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses resulting from the investigations into the TSKJ matter. In February 2009, KBR and its former parent company, Halliburton, announced that they had reached a settlement with the SEC and DoJ with respect to the TSKJ matter as well as other unspecified matters. In connection with the settlement, KBR pleaded guilty to Foreign Corrupt Practices Act (FCPA) charges stemming from the TSKJ matter. KBR and Halliburton also agreed to pay a substantial fine and entered into civil settlements with the SEC. We understand that the DoJ and the SEC believe that representatives of the other members of the TSKJ Consortium were involved in the conduct that gave rise to the FCPA charges against KBR. Since June 2004, Eni and Saipem/Snamprogetti have been in discussions with, and have provided information in response to requests by, various regulators, including the SEC, the DoJ and the Public Prosecutor’s office of Milan, in connection with the investigations.
(iv)	Gas Metering. On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian criminal law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, interalia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. The Group companies are cooperating with the Supervising Authorities in the investigations.
(v)	Agip KCO NV. In November 2007, the public prosecutor of Kazakhstan informed Agip KCO of the start of an inquiry for an alleged fraud in the award of a contract to the Overseas International Constructors GmbH in 2005.

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6. Settled Proceedings

ENI SPA
Inquiry of the Italian Authority for Electricity and Gas regarding information to clients about the right to pay amounts due for natural gas sales in installments. With Decision No. 228/2007, the Italian Authority for Electricity and Gas commenced a formal inquiry regarding information to clients about the right to pay amounts due for the natural gas sales in installments in order to possibly put a stop to the alleged infringement of the clients’ rights and to impose a fine. In April 2008, the Authority concluded its inquiry and fined the Company by euro 3.2 million.

SYNDIAL SPA (FORMER ENICHEM SPA)
Criminal action commenced by the public prosecutor of Brindisi. In 2000, the public prosecutor of Brindisi commenced a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation the public prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions, but the prosecutor confirmed the request to dismiss the case with a decision of June 2008, the public prosecutor dismissed the accusation as unfounded and requested the closing of the proceeding.

AGIP KCO NV
In December 2007 the Kazakh tax authority filed a notice of tax assessment for fiscal years 2004 to 2006 to Agip KCO, operator of the Kashagan contract. Allegedly unpaid taxes, including interest and penalties, amounted to approximately U.S. $235 million net to Eni and related to unpaid amounts and inapplicable deductions on value added tax and the default in applying certain withholding taxes on payments to foreign suppliers. The same notice also informed the companies party to the Kashagan contract that further assessments were pending on non-deductible costs for U.S. $188 million net Eni and higher taxable income on Kazakh branches for U.S. $48 million net to Eni. The further assessments were subsequently issued, the company filed an appeal and a settlement was reached in October 2008 with the following outcome: the unpaid taxes net to Eni were agreed at U.S. $24 million (U.S. $235 million assessed). An adjustment to deductible costs was agreed at U.S. $38 million net to Eni (U.S. $188 million assessed) and it was further agreed that there would be no income taxable on Kazakh branches (U.S. $48 million assessed).

Other risks and commitments
Parent company guarantees amounted to euro 11,110 million (euro 4,911 million at December 31, 2006) were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be incurred. The increase of euro 6,199 million primarily related to commitments that Agip Caspian Sea BV in Kazakhstan had entered into for euro 5,605 million.
Under the convention signed on October 15, 1991 by Treno Alta Velocità - TAV SpA and CEPAV (Consorzio Eni per l’Alta Velocità) Due, Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (to which it is party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Due contains the same obligations and guarantees contained in the CEPAV Uno Agreement.
A commitment entered into by Eni USA Gas Marketing Llc on behalf of Cameron LNG for fulfilling certain obligations in connection with a regasification contract signed on August 1, 2005. This commitment is subject to a suspension clause and will come into force when the regasification service starts in a period included between October 1, 2008 and June 30, 2009 for an estimated total consideration of euro 226 million.
A commitment entered into by Eni USA Gas Marketing Llc on behalf of Gulf LNG Energy for the acquisition of unused regasification capacity (5.78 bcm/y) over a twenty-year period (2011-2031) for an estimated total consideration as high as $1,400 million equal to euro 951 million.
A commitment entered into by Eni USA Gas Marketing Llc on behalf of Angola LNG Supply Service for the acquisition of regasified gas at the Pascagoula plant in the United States that will come into force when the regasification service starts in a period included between 2011-2031.
Eni is liable for certain non-quantifiable risks related to contractual assurances given to acquirers of certain of Eni’s assets, including businesses and investments, against certain contingent liabilities deriving from tax, social security contributions,

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environmental issues and other matters applicable to periods during which such assets were operated by Eni. Eni believes such matters will not have a material adverse effect on the Company’s results of operations and liquidity.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the production and development activities and it is entitled to the productions realized. In Product Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recover of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with a duration that does not exceed a twenty year duration and it is granted by the Ministry of Productive Activities to persons that are consistent with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with the laws. In the Gas & Power segment the gas distribution activity is primarily conducted on the basis of concessions granted by local public entities. At the expiry date of the concession, compensation is paid, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for distribution are defined on the basis of a method established by the Authority for Electricity and Gas. Legislative Decree No. 164/2000 provides the grant of distribution service exclusively by tender, with a maximum length of 12 years.
In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession.

Environmental regulations
Risks associated with the footprint of Eni’s activities on the environment, health and safety are described in the risk section above, under the paragraph "Operational risks". Regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s consolidated financial statements, taking account of ongoing remedial actions, existing insurance policies to cover environmental risks and the environmental risk provision accrued in the consolidated financial statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) new developments in environmental regulation; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006 implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on November 27, 2008, the National Committee for Emissions Trading Scheme (Ministry of Environment-Mse) published the Resolution 20/2008 defining emission permits for the 2008-2012 period. In particular, Eni was assigned permits corresponding to 127.2 million tonnes of carbon dioxide (approximately 25 million tonnes per year) in addition to approximately 7.4 million of permits expected to be assigned with respect to new plants in the five-year period 2008-2012. Emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2008. Against emissions of carbon dioxide amounted to approximately 25.3 millions of tonnes, emission permits amounting to 25.9 million tonnes were assigned, determining a 0.6 million tonnes surplus.

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30 Revenues
The following is a summary of the main components of "Revenues". For more information about changes in revenues, see "Financial Review" of the "Report of Directors".
Net sales from operations were as follows:

(million euro)	2006	2007	2008

Net sales from operations	85,957	87,103	107,843
Change in contract work in progress	148	153	305
	86,105	87,256	108,148

Net sales from operations were net of the following items:

(million euro)	2006	2007	2008

Excise taxes	13,762	13,292	13,142
Exchanges of oil sales (excluding excise taxes)	2,750	2,728	2,694
Services billed to joint venture partners	1,385	1,554	2,081
Sales to service station managers for sales billed to holders of credit cards	1,453	1,480	1,700
Exchanges of other products	127	121	83
	19,477	19,175	19,700

Net sales from operations by business segment and geographic area of destination are presented in Note 36 - Information by business segment and geographic financial information.

Other income and revenues
Other income and revenues were as follows:

(million euro)	2006	2007	2008

Gains on price adjustments under overlifting/underlifting transactions	30	79	180
Lease and rental income	98	95	98
Gains from sale of assets	100	66	48
Contract penalties and other trade revenues	61	181	23
Compensation for damages	40	87	15
Other proceeds (*)	454	319	356
	783	827	720

(*)	Each individual amount included herein does not exceed euro 50 million.

31 Operating expenses
The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see "Financial Review" of the "Report of Directors".

Purchases, services and other
Purchases, services and other included the following:

(million euro)	2006	2007	2008

Production costs - raw, ancillary and consumable materials and goods	44,661	44,884	58,712
Production costs - services	10,015	10,828	13,355
Operating leases and other	1,903	2,276	2,558
Net provisions for contingencies	767	591	900
Other expenses	1,089	1,095	1,652
	58,435	59,674	77,177
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(809)	(1,357)	(680)
- capitalized direct costs associated with self-constructed assets - intangible assets	(136)	(138)	(89)
	57,490	58,179	76,408

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Production costs-services included brokerage fees related to Engineering & Construction segment for euro 155 million (euro 39 million and euro 37 million in 2006 and 2007, respectively).
Costs incurred in connection with research and development activity recognized in profit and loss amounted to euro 216 million (euro 219 million and euro 189 million in 2006 and 2007, respectively) as they do not meet the requirements to be capitalized.
The item "Operating leases and other" included operating leases for euro 957 million (euro 860 million and euro 1,081 million in 2006 and 2007, respectively) and royalties on hydrocarbons extracted for euro 871 million (euro 823 million and euro 772 million in 2006 and 2007, respectively). Future minimum lease payments expected to be paid under non-cancelable operating leases were as follows:

(million euro)	2006	2007	2008

To be paid within 1 year	594	588	618
Between 2 and 5 years	1,474	1,401	2,585
Beyond 5 years	762	942	1,084
	2,830	2,931	4,287

Operating leases primarily concerned assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of Eni to pay dividends, use assets or to take on new borrowings.

Increase of provisions for contingencies net of reversal of unutilized provisions amounted to euro 874 million (euro 767 million and euro 591 million in 2006 and 2007, respectively) and mainly regarded environmental risks for euro 360 million (euro 248 million and euro 327 million in 2006 and 2007, respectively), marketing initiatives awarding prizes to clients for euro 73 million (euro 44 million and euro 59 million in 2006 and 2007, respectively) and legal or other proceedings for euro 55 million (euro 149 million and euro 79 million in 2006 and 2007, respectively). More information is included in Note 22 - Provisions for contingencies.

Payroll and related costs
Payroll and related costs were as follows:

(million euro)	2006	2007	2008

Wages and salaries	2,630	2,906	3,204
Social security contributions	691	690	694
Cost related to defined benefits plans and defined contributions plans	230	161	107
Other costs	305	275	282
	3,856	4,032	4,287
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(161)	(184)	(235)
- capitalized direct costs associated with self-constructed assets - intangible assets	(45)	(48)	(48)
	3,650	3,800	4,004

Average number of employees
The average number and break-down of employees by category of Eni’s subsidiaries were as follows:

(million euro)	2006	2007	2008

Senior managers	1,676	1,594	1,621
Junior managers	11,142	11,816	12,597
Employees	34,671	35,725	36,766
Workers	25,426	25,582	26,387
	72,915	74,717	77,371

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

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Stock-based compensation

STOCK GRANT
In 2008 residual rights for stock grant were exercised by managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code as eligible to this compensation plan. Therefore at the balance sheet date there are not residual rights granted.
Changes in the 2006, 2007 and 2008 stock grant plans consisted of the following:

2006	2007	2008

Number of shares	Market price (a) (euro)	Number of shares	Market price (a) (euro)	Number of shares	Market price (a) (euro)

Stock grants outstanding as of January 1	3,127,200	23.460	1,873,600	25.520	902,800	25.120
New rights granted
Rights exercised in the period	(1,236,400)	23.933	(966,000)	24.652	(893,400)	21.832
Rights cancelled in the period	(17,200)	23.338	(4,800)	26.972	(9,400)	22.683
Stock grants outstanding as of December 31	1,873,600	25.520	902,800	25.120
of which exercisable at December 31	156,700	25.520	68,100	25.120

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grant assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

STOCK OPTION
Stock options plans are designed for managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code, who are directly responsible for corporate results or for strategic positions, making them participate to an effective incentive plan.

2002-2004 AND 2005 PLANS
Stock options plans provide the right for the assignee to purchase treasury shares with a 1 to 1 ratio after the end of the third year from the date of the grant (vesting period) and for a maximum period of five years. The strike price was determined to be the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the grant date or, from 2003 onwards, the average carrying amount of treasury shares as of the day preceding the assignment, if greater.

2006-2008 PLAN
The 2006-2008 stock option plan has introduced a performance condition for the exercise of the options. At the end of each three-year period (vesting period) from the assignment, the Board of Directors determines the percentage of exercisable options, from 0 to 100, in relation to the Total Shareholders’ Return (TSR) of Eni’s shares as benchmarked against the TSR delivered by a panel of the six largest international oil companies for market capitalization. Options can be exercised for a maximum period of three years. The strike price is calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment.

At December 31, 2008, 23,557,425 options were outstanding for the purchase of 23,557,425 ordinary shares. The break-down of outstanding options was the following:

Rights outstanding as of December 31	Average strike price (euro)

Stock option plan 2002	97,000	15.216
Stock option plan 2003	231,900	13.743
Stock option plan 2004	671,600	16.576
Stock option plan 2005	3,756,000	22.512
Stock option plan 2006	5,954,250	23.119
Stock option plan 2007	5,492,375	27.451
Stock option plan 2008	7,354,300	22.540
	23,557,425

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At December 31, 2008 the weighted-average remaining contractual life of the plans at December 2002, 2003, 2004, 2005, 2006, 2007 and 2008 was 1 year and 7 months, 2 years and 7 months, 3 years and 7 months, 4 years and 7 months, 3 years and 7 months, 4 years and 7 months and 5 years and 7 months, respectively.
Changes of stock option plans in 2006, 2007 and 2008 consisted of the following:

2006	2007	2008

Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)

Stock options as of January 1	13,379,600	17.705	23.460	15,290,400	21.022	25.520	17,699,625	23.822	25.120
New rights granted	7,050,000	23.119	23.119	6,128,500	27.451	27.447	7,415,000	22.540	22.538
Rights exercised in the period	(4,943,200)	15.111	23.511	(3,028,200)	16.906	25.338	(582,100)	17.054	24.328
Rights cancelled in the period	(196,000)	19.119	23.797	(691,075)	24.346	24.790	(975,100)	24.931	19.942
Stock options outstanding as of December 31	15,290,400	21.022	25.520	17,699,625	23.822	25.120	23,557,425	23.540	16.556
of which exercisable at December 31	1,622,900	16.190	25.520	2,292,125	18.440	25.120	5,184,250	21.263	16.556

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date in which the emission/transfer of the shares granted was recorded in the grantee’s securities account; and (iii) the date in which the unilateral termination of employment for rights was cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

The fair value of stock options granted during the years 2002, 2003, 2004 and 2005 was euro 5.39, euro 1.50, euro 2.01 and euro 3.33 per share, respectively. For 2006, 2007 and 2008 the weighted average considering options granted was euro 2.89, euro 2.98 and euro 2.60 per share, respectively.

The fair value was determined by applying the following assumptions:

2002	2003	2004	2005	2006	2007	2007

Risk-free interest rate	(%)	3.5	3.2	3.2	2.5	4.0	4.7	4.9
Expected life	(years)	8	8	8	8	6	6	6
Expected volatility	(%)	43.0	22.0	19.0	21.0	16.8	16.3	19.2
Expected dividends	(%)	4.5	5.4	4.5	4.0	5.3	4.9	6.1

Costs of the year related to stock grant and stock option plans amounted to euro 25 million (euro 20 million and euro 27 million in 2006 and 2007, respectively).

Compensation of key management
Compensation of persons responsible for key positions in planning, direction and control functions of Eni Group, including executive and non-executive officers, general managers and managers with strategic responsibility (key management) amount to euro 23 million, euro 25 million and euro 25 million for 2006, 2007 and 2008, respectively, and consisted of the following:

(million euro)	2006	2007	2008

Wages and salaries	16	17	17
Post-employment benefits	1	1	1
Other long-term benefits	3	3	3
Stock grant/option	3	4	4
	23	25	25

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to euro 8.7 million, euro 8.9 million and euro 6.4 million for 2006, 2007 and 2008, respectively.
Compensation of Statutory Auditors amounted to euro 0.686, euro 0.678 million and euro 0.634 million in 2006, 2007 and 2008, respectively. Compensation included emoluments and all other retributive and social security compensations due for the function of directors or statutory auditor assumed by Eni SpA or other companies included in the scope of consolidation, representing a cost for Eni.

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Depreciation, depletion, amortization and impairments
Depreciation, depletion, amortization and impairments charges consisted of the following:

(million euro)	2006	2007	2008

Depreciation, depletion and amortization:
- tangible assets	4,821	5,031	6,103
- intangible assets	1,335	2,000	2,327
	6,156	7,031	8,430
Impairments:
- tangible assets	231	145	1,343
- intangible assets	54	62	53
	285	207	1,396
less:
- reversal of impairments - tangible assets	(17)		(2)
- reversal of impairment - intangible assets			(1)
- capitalized direct costs associated with self-constructed assets - tangible assets	(2)	(2)	(6)
- capitalized direct costs associated with self-constructed assets - intangible assets	(1)		(2)
	6,421	7,236	9,815

32 Finance income (expense)
Finance income (expense) consisted of the following:

(million euro)	2006	2007	2008

Finance income (expense)
Finance income	3,749	4,445	7,985
Finance expense	(3,971)	(4,554)	(8,198)
	(222)	(109)	(213)
Gain (loss) on derivative financial instruments	383	26	(551)
	161	(83)	(764)

Net finance income (expense) consisted of the following:

(million euro)	2006	2007	2008

Finance income (expense) related to net borrowings
Interest due to banks and other financial institutions	(215)	(445)	(745)
Interest and other finance expense on ordinary bonds	(248)	(258)	(248)
Interest from banks	194	236	87
Interest and other income on financing receivables and securities held for non-operating purposes	62	55	82
	(207)	(412)	(824)
Exchange differences
Positive exchange differences	2,496	2,877	7,339
Negative exchange differences	(2,648)	(2,928)	(7,133)
	(152)	(51)	206
Other finance income (expense)
Income from equity instruments		188	241
Capitalized finance expense	116	180	236
Interest and other income on financing receivables and securities held for operating purposes	119	96	62
Interest on tax credits	17	31	37
Finance expense due to passage of time (accretion discount) (a)	(116)	(186)	(249)
Other finance income	1	45	78
	137	354	405
	(222)	(109)	(213)

(a)	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Income from equity instruments of euro 241 million (euro 188 million in 2007) relating to the contractual remuneration of 9.4% on the 20% interest in OAO Gazprom Neft according to the contractual arrangements between Eni and Gazprom (more information is included in Note 2 - Other financial assets held for trading or available for sale).

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The fair value gain (loss) on derivative financial instruments consisted of the following:

(million euro)	2006	2007	2008

Derivatives on exchange rate	313	120	(300)
Derivatives on interest rate	61	35	(127)
Derivatives on commodities	9	(129)	(124)
	383	26	(551)

Net loss from derivatives of euro 551 million (euro 383 million and euro 26 million of net gain in 2006 and 2007, respectively) was primarily due to the recognition in the profit and loss account of the change in fair value of derivatives that cannot be qualified as hedging instruments under IFRS. In fact, since these derivatives are entered into for amounts corresponding to the net exposure to exchange rate risk, interest rate risk or commodity risk, they cannot be linked to specific trade or financing transactions.
The lack of these formal requirements in order to assess these derivatives as hedging instruments under IFRS provides also the recognition in profit or loss of negative exchange translation differences on assets and liabilities denominated in currencies other than functional currency, as these translation effects cannot be offset by changes in fair value of derivative contracts.
Losses on commodity derivatives amounted to euro 124 million, included gain of euro 7 million related to the ineffective portion of the change in fair value of cash flow hedging derivatives (time value component) entered into by the Exploration & Production segment. Further information is given in Note 7 - Other current asset, Note 15 - Other non-current asset, Note 20 - Other non-current liabilities and Note 25 - Other non-current liabilities.

33 Share of profit (loss) of equity-accounted investments

Income (expense) from investments
Share of profit (loss) of equity-accounted investments consisted of the following:

(million euro)	2006	2007	2008

Share of profit of equity-accounted investments	887	906	761
Share of loss of equity-accounted investments	(36)	(135)	(105)
Decreases (increases) in the provision for losses on investments	(56)	2	(16)
	795	773	640

More information is provided in Note 12 - Investments.

Other gain (loss) from investments
Other gain (loss) from investments consisted of the following:

(million euro)	2006	2007	2008

Gains on disposals	98	170	510
Dividends	25	301	218
Losses on disposals	(7)	(1)	(1)
Other income (expense), net	(8)		6
	108	470	733

Dividends of euro 510 million primarily related to Nigeria LNG (euro 453 million) and Petrochemical Company - IBN ZAHR (euro 34 million).

Gains on disposals of euro 218 million primarily related to the sale of Gaztransport et Technigaz SAS (euro 185 million), Agip España SA (euro 15 million) and Padana Assicurazioni SpA (euro 10 million). Gains on disposals for 2007 of euro 301 million primarily related to the sale of Haldor Topsøe AS (euro 265 million) and Camom SA (euro 25 million). Gains on disposals for 2006 of euro 25 million primarily related to the sale of Fiorentina Gas SpA and Toscana Gas SpA (euro 16 million).

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34 Income tax expense
Income tax expense consisted of the following:

(million euro)	2006	2007	2008

Current taxes:
- Italian subsidiaries	2,007	2,380	1,916
- foreign subsidiaries of the Exploration & Production segment	6,740	6,695	9,744
- foreign subsidiaries	529	482	426
	9,276	9,557	12,086
Net deferred taxes:
- Italian subsidiaries	230	(582)	(1,603)
- foreign subsidiaries of the Exploration & Production segment	1,095	246	(827)
- foreign subsidiaries	(33)	(2)	36
	1,292	(338)	(2,394)
	10,568	9,219	9,692

Current income taxes of euro 1,916 million were in respect of Italian subsidiaries for Ires (euro 1,408 million) and Irap (euro 307 million) and of foreign taxes (euro 201 million).

The effective tax rate was 50.3% (51.8% and 46.0% in 2006 and 2007, respectively) compared with a statutory tax rate of 38.2% (37.9% in 2006 and 2007, respectively) and calculated by applying a 33.0%13 tax rate (Ires) to profit before income taxes and 3.9% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate was due to the following factors:

(%)	2006	2007	2008

Statutory tax rate	37.9	37.9	38.2
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	13.6	10.2	15.2
- changes in Italian statutory tax rate and adjustment of tax base of amortizable assets for Italian subsidiaries		(2.0)
- impact pursuant to Law Decree No. 112 of June 25, 2008, the Budget Law 2008 and enactment of a renewed tax framework in Libya			(3.8)
- permanent differences and other adjustments	0.3	(0.1)	0.7
	13.9	8.1	12.1
	51.8	46.0	50.3

The increase in the tax rate of foreign subsidiaries primarily related to a 17.1 percentage points increase in the Exploration & Production segment (17.2% and 15.0% in 2006 and 2007, respectively).
The impact pursuant to Law Decree No. 112 of June 25, 2008, the Budget Law 2008 and enactment of a renewed tax framework in Libya of 3.8% consisted of the following: (i) utilization of deferred tax liabilities recognized on higher carrying amounts of year-end inventories of oil, gas and refined products stated at the weighted-average cost with respect to their tax base according to the last-in-first-out method (LIFO) (euro 528 million). In fact, pursuant to the Law Decree No. 112 of June 25, 2008 (become Law No. 133/2008), energy companies in Italy are required from 2008 to state inventories of hydrocarbons at the weighted-average cost for tax purposes as opposed to the previous LIFO evaluation and to recognize a one-off tax calculated by applying a special tax with a 16% rate on the difference between the two amounts. Accordingly, profit and loss benefited from the difference between utilization of deferred tax liabilities accrued on hydrocarbons inventories and the one-off tax (euro 229 million), for a total positive impact of euro 176 million, which consider previously applicable statutory tax rate (Ires) of 33% pursuant to the Law Decree No. 112 of June 25, 2008 instead of 27.5% of the previous tax regime. This one-off tax will be paid in three annual installments of same amount, due from 2009 onwards; (ii) application of the Italian Budget Law for 2008 that provide an increase in limits whereby carrying amounts of assets and liabilities of consolidated subsidiaries can be recognized for tax purposes by paying a one-off tax calculated by applying a special rate of 6% (positive impact on profit and loss of euro 370 million; euro 290 million net of the special tax);

(13)	Includes a 5.5% supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective January 1, 2008 and pursuant to the Law Decree No. 112 of June 25, 2008.

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(iii) enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued tax liabilities of euro 173 million; (iv) the impact of above mentioned Law Decree No. 112/2008 on energy companies calculated by applying statutory tax rate (Ires) of 33% pursuant to the Law Decree No. 112 of June 25, 2008 instead of the previously applicable statutory tax rate (Ires) of 27.5% (euro 94 million).

In 2006 the increase in the tax rate of foreign subsidiaries relating the Exploration & Production segment included the application of a windfall tax introduced by the Algerian government with effect starting from August 1, 2006 (1.6 percentage points) and a supplemental tax rate introduced by the government of the United Kingdom relating to the North Sea productions with effect starting from January 1, 2006 (1 percentage point).

The adjustment to deferred tax assets and liabilities for Italian subsidiaries were recognized in connection with certain amendments to the Italian tax regime enacted by the 2008 Budget Law. These included an option regarding the increase of the tax bases of certain tangible and other assets to their carrying amounts (euro 773 million) by paying a special tax (euro 325 million) and a lower statutory tax rate (Ires from 33% to 27.5%, Irap from 4.25% to 3.9%, euro 54 million).

In 2006 permanent differences mainly arose from certain charges that are not deductible because taken in connection with risk provisions arising from proceedings against the Italian Antitrust and other regulatory Authorities (0.4 percentage points).

35 Earnings per share
Basic earnings per ordinary share are calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the year, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding at December 31, 2006, 2007 and 2008, was 3,698,201,896, 3,668,305,807 and 3,638,835,896, respectively.
Diluted earnings per share is calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average number of shares fully-diluted which includes issued and outstanding shares during the year, excluding treasury shares and including the number of shares that could be issued potentially in connection with stock-based compensation plans.
The average number of shares fully diluted used in the calculation of diluted earnings was 3,701,262,557, 3,669,172,762 and 3,638,854,276 for the years ending December 31, 2006, 2007 and 2008, respectively.
Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

2006	2007	2008

Average number of shares used for the calculation of the basic earnings per share		3,698,201,896	3,668,305,807	3,638,835,896
Number of potential shares following stock grant plans		1,070,676	302,092
Number of potential shares following stock options plans		1,989,985	564,863	18,380
Average number of shares used for the calculation of the diluted earnings per share		3,701,262,557	3,669,172,762	3,638,854,276
Eni’s net profit	(million euro)	9,217	10,011	8,825
Basic earning per share	(euro per share)	2.49	2.73	2.43
Diluted earning per share	(euro per share)	2.49	2.73	2.43

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36 Information by industry segment and geographic financial information

Information by industry segment

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Elimination	Total

2006
Net sales from operations (a)	27,173	28,368	38,210	6,823	6,979	823	1,174
Less: intersegment sales	(18,445)	(751)	(1,300)	(667)	(771)	(520)	(991)
Net sales to customers	8,728	27,617	36,910	6,156	6,208	303	183		86,105
Operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Provisions for contingencies	153	197	264	30	(13)	236	(100)		767
Depreciation, amortization and writedowns	4,776	738	447	174	196	28	71	(9)	6,421
Share of profit (loss) of equity-accounted investments	28	509	194	2	66	(4)			795
Identifiable assets (b)	29,720	23,500	11,359	2,984	6,362	344	1,023	(666)	74,626
Unallocated assets									13,686
Equity-accounted investments	258	2,214	874	11	483	46			3,886
Identifiable liabilities (c)	9,119	5,284	4,712	806	3,869	1,940	1,619		27,349
Unallocated liabilities									19,764
Capital expenditures	5,203	1,174	645	99	591	72	88	(39)	7,833
2007
Net sales from operations (a)	27,278	27,633	36,401	6,934	8,678	205	1,313
Less: intersegment sales	(16,475)	(760)	(1,276)	(363)	(1,182)	(31)	(1,099)
Net sales to customers	10,803	26,873	35,125	6,571	7,496	174	214		87,256
Operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Provisions for contingencies	5	37	256	15	11	264	3		591
Depreciation, amortization and writedowns	5,626	687	491	116	248	10	68	(10)	7,236
Share of profit (loss) of equity-accounted investments	23	449	216		79	6			773
Identifiable assets (b)	33,435	24,530	13,767	3,427	8,017	275	854	(692)	83,613
Unallocated assets									17,847
Equity-accounted investments	1,926	2,152	1,267	15	230	49			5,639
Identifiable liabilities (c)	11,480	5,390	5,420	939	4,349	1,827	1,380		30,785
Unallocated liabilities									27,808
Capital expenditures	6,625	1,366	979	145	1,410	59	108	(99)	10,593

(a)	Before elimination of intersegment sales.
(b)	Included assets directly associated with the generation of operating profit.
(c)	Included liabilities directly associated with the generation of operating profit.

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Information by industry segment continued

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Elimination	Total

2008
Net sales from operations (a)	33,318	36,936	45,083	6,303	9,176	185	1,331	75
Less: intersegment sales	(19,067)	(873)	(1,496)	(398)	(1,219)	(29)	(1,177)
Net sales to customers	14,251	36,063	43,587	5,905	7,957	156	154	75	108,148
Operating profit	16,415	3,933	(1,023)	(822)	1,045	(346)	(686)	125	18,641
Provisions for contingencies	155	237	206	2	36	99	165		900
Depreciation, amortization and writedowns	7,542	744	729	395	335	8	76	(14)	9,815
Share of profit (loss) of equity-accounted investments	173	413	16	(9)	43	4			640
Identifiable assets (b)	41,989	31,894	11,081	2,629	10,630	362	789	(641)	98,733
Unallocated assets									17,857
Equity-accounted investments	1,787	2,249	1,227	25	130	53			5,471
Identifiable liabilities (c)	11,030	11,212	4,481	664	6,177	1,638	1,780	(75)	36,907
Unallocated liabilities									31,173
Capital expenditures	9,545	1,794	965	212	2,027	52	95	(128)	14,562

(a)	Before elimination of intersegment sales.
(b)	Included assets directly associated with the generation of operating profit.
(c)	Included liabilities directly associated with the generation of operating profit.

Inter-segment sales were conducted on an arm’s length basis.

Geographic financial information

ASSETS AND INVESTMENTS BY GEOGRAPHIC AREA OF ORIGIN

(million euro)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total

2006
Identifiable assets (a)	37,339	10,037	3,200	2,987	6,341	14,190	532	74,626
Capital expenditures	2,529	713	436	572	1,032	2,419	132	7,833
2007
Identifiable assets (a)	39,742	11,071	3,917	6,260	6,733	15,368	522	83,613
Capital expenditures	3,246	1,246	469	1,004	1,253	3,152	223	10,593
2008
Identifiable assets (a)	40,432	15,065	3,561	6,149	10,561	22,044	921	98,733
Capital expenditures	3,674	1,660	582	1,240	1,777	5,153	476	14,562

(a)	Includes assets directly related to the generation of operating profit.

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SALES FROM OPERATIONS BY GEOGRAPHIC AREA OF DESTINATION

(million euro)	2006	2007	2008

Italy	36,343	37,346	42,909
Other European Union	23,949	23,074	29,341
Rest of Europe	6,975	5,507	7,125
Americas	6,250	6,447	7,218
Asia	5,595	5,840	8,916
Africa	5,949	8,010	12,331
Other areas	1,044	1,032	308
	86,105	87,256	108,148

37 Transactions with related parties
In the ordinary course of its business Eni enters into transactions regarding:

a)	the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
b)	the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Government;
c)	transactions with the Cosmi Holding Group related to Eni SpA through a member of the Board of Directors related to certain acquisition of engineering, construction and maintenance services. Relevant transactions which were executed on an arm’s length basis amounted to approximately euro 13 million, euro 18 million and euro 13 million in 2006, 2007 and 2008, respectively. At December 31, 2008 were outstanding receivables for euro 4 million and payables for euro 8 million;
d)	contributions to entities, controlled by Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (a) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development. Transactions with Eni Foundation related to contribution of euro 200 million to the solidarity fund pursuant to Italian Law Decree No. 112/2008 and the payable of euro 100 million related to the part of the contribution that had not already been paid. Transactions in the past periods were not material; (b) Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level. Transactions with Enrico Mattei Foundation were not material.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on an arm’s length basis.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government in the 2006, 2007 and 2008, respectively, consisted of the following:

(million euro)	Dec. 31, 2006	2006

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Goods	Services

Joint ventures and associates
ASG Scarl	7	40	80		88	1	1
Azienda Energia e Servizi Torino SpA	1	22			64	1	1
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					96
Blue Stream Pipeline Co BV	34	19			193		1
Bronberger & Kessler Und Gilg & Schweiger GmbH	11					113
CAM Petroli Srl	103					310
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	87	87	5,654	16	2		304
Charville - Consultores e Serviços Lda	7		85			4	11
Eni Oil Co Ltd	5	96			59
Fox Energy SpA	35					125
Gasversorgung Süddeutschland GmbH	14				1	123	19
Gruppo Distribuzione Petroli Srl	19					54
Karachaganak Petroleum Operating BV	23	70		29	129		7
Mangrove Gas Netherlands BV		1	52
Mellitah Gas BV (ex Eni Gas BV)	28	90		7	72	8	2
Petrobel Belayim Petroleum Co		3			181
Promgas SpA	44	39		375		419
Raffineria di Milazzo ScpA	9	12			237	109
Rodano Consortile Scarl	3	14			54		1
RPCO Enterprises Ltd	13		104				12
Supermetanol CA		13		91
Super Octanos CA		13		257
Trans Austria Gasleitung GmbH	7	78		53	138		56
Transitgas AG		8			64
Transmediterranean Pipeline Co Ltd		7			80
Unión Fenosa Gas SA	1	7	61	93	7
Other (*)	72	169	168	75	188	119	66
	533	788	6,204	996	1,557	1,482	481
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	27	132		18	16		57
Eni BTC Ltd			185
Eni Timor Leste SpA			102
Other (*)	20	30	8	1	4	8	4
	47	162	295	19	20	8	61
	580	950	6,499	1,015	1,577	1,490	542
Entities owned or controlled by the Government
Gruppo Alitalia	12					354
Gruppo Enel	162	42		47	33	1,068	383
Other (*)	42	29		4	44	136	1
	216	71		51	77	1,558	384
	796	1,021	6,499	1,066	1,654	3,048	926

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(million euro)	Dec. 31, 2007	2007

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Goods	Services

Joint ventures and associates
ASG Scarl	6	43	121		108		3
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	11					86
Blue Stream Pipeline Co BV	19				183		1
Bronberger & Kessler und Gill & Schweiger GmbH	18					106
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	84	70	5,870				263
CEPAV (Consorzio Eni per l’Alta Velocità) Due	1	1	64		1		1
Eni Oil Co Ltd	7	60			141	1
Fox Energy Srl	49					139
Gasversorgung Süddeutschland GmbH	54					195	4
Gruppo Distribuzione Petroli Srl	26					50
Karachaganak Petroleum Operating BV	43	102		24	301		7
Mellitah Gas BV	10	137			105	1	6
OOO "EniNeftegaz"	215						1
Petrobel Belayim Petroleum Co		60			211
Raffineria di Milazzo ScpA	17	21			245	118	5
Supermetanol CA		11		78			1
Super Octanos CA		18		201			1
Trans Austria Gasleitung GmbH	6	80		43	147		47
Transitgas AG		8			64
Transmediterranean Pipeline Co Ltd		6			70		1
Unión Fenosa Gas SA	1		61			193
Other (*)	120	127	56	76	374	172	118
	687	744	6,172	422	1,950	1,011	459
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	49	111		11	534		52
Eni BTC Ltd			138				1
Other (*)	23	8	11	2	18	5	18
	72	119	149	13	552	5	71
	759	863	6,321	435	2,502	1,016	530
Entities owned or controlled by the Government
Gruppo Alitalia	4					363	1
Gruppo Enel	384	8			245	894	408
GSE - Gestore Servizi Elettrici	124	63		239	37	870	7
Terna SpA	19	69		106	105		31
Other (*)	45	79		19	89	75	3
	576	219		364	476	2,202	450
	1,335	1,082	6,321	799	2,978	3,218	980

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(million euro)	Dec. 31, 2008	2008

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other

Joint ventures and associates
Agiba Petroleum		11			60
Altergaz SA	30						135
ASG Scarl	2	25	49		57
Bayernoil Raffineriegesellschaft mbH	3	4	1	6	62		4
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	5						98
Blue Stream Pipeline Co BV	23	17			171			1
Bronberger & Kessler und Gilg & Schweiger GmbH	12						175
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	95	37	6,001		17	3		397
CEPAV (Consorzio Eni per l’Alta Velocità) Due	4	1	64		1			1
Eni Oil Co Ltd	9	28			660			6
Fox Energy SpA	37			2			329	1
FPSO Mystras - Produção de Petroleo Lda				94		10
Gasversorgung Süddeutschland GmbH	64						337	18
Gruppo Distribuzione Petroli Srl	20						111
InAgip doo	24	45			116		3	35
Karachaganak Petròleum Operating BV	72	207		874	380	25		12
Mellitah Oil & Gas BV	10	121			329		2	4
Petrobel Belayim Petroleum Co		77			181
Raffineria di Milazzo ScpA	11	4			276		135	3
Saipon Snc	4		58					12
Super Octanos CA		24		286
Supermetanol CA		5		90
Trans Austria Gasleitung GmbH	8	78		60	153			64
Transitgas AG		5			1	64
Unión Fenosa Gas SA	1	25	62	25			257	1
Other (*)	231	115	18	36	319	46	71	129	8
	655	829	6,253	1,473	2,783	148	1,657	684	8
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	144	166			720	11	1	367	10
Eni BTC Ltd			146
Other (*)	22	18	4	2	20	2	4	6	4
	166	184	150	2	740	13	5	373	14
	831	1,013	6,403	1,475	3,523	161	1,662	1,057	22
Entities owned or controlled by the Government
Ferrovie dello Stato	4						417	2
Gruppo Alitalia	153	12		13	223		941	380
Gruppo Enel	19	7			27	1	57
GSE - Gestore Servizi Elettrici	92	63		315		79	347	16	6
Terna SpA	33	35		14	128		12	83	10
Other (*)	28	72		33	88	5	72	2	1
	329	189		375	466	85	1,846	483	17
	1,160	1,202	6,403	1,850	3,989	246	3,508	1,540	39

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

  transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, and related guarantees;
  acquisition of refining services from Bayernoil Raffineriegesellschaft mbH and Raffineria di Milazzo ScpA in relation to incurred costs;
  supply of oil products to Bernhard Rosa Inh. Ingeborg Plöchinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Fox Energy Srl, Gruppo Distribuzione Petroli Srl and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
  acquisition of FPSO from FPSO Mystras - Produção de Petròleo Lda;
  acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Austria Gasleitung GmbH and Transitgas AG;
  guarantees issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due in relation to contractual commitments related to the execution of project planning and realization;
  provision of specialized services in upstream activities and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Agiba Petroleum, Eni Oil Co Ltd, InAgip doo, Karachaganak Petroleum Operating BV, Mellitah Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV supply of oil products; services are invoiced on the basis of incurred costs;
  sale of natural gas to Altergaz SA and Gasversorgung Süddeutschland GmbH;
  acquisition of petrochemical products from Supermetanol CA and Super Octanos CA on the basis of prices referred to the quotations on international markets of the main products;
  performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
  guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd.

Most significant transactions with entities owned or controlled by the Government concerned:

  sale of oil products with Alitalia and Ferrovie dello Stato;
  sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission service with Enel;
  sale and purchase of electricity with GSE - Gestore Servizi Elettrici;
  sale and purchase of electricity and the acquisition of domestic electricity transmission service jointly with Terna SpA.

Financing transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government in the 2006, 2007 and 2008, respectively, consisted of the following:

(million euro)	Dec. 31, 2006	2006

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
Blue Stream Pipeline Co BV		3	794	4	26
Raffineria di Milazzo ScpA			57
Spanish Egyptian Gas Co SAE			323
Trans Austria Gasleitung GmbH	41				6
Transmediterranean Pipeline Co Ltd	147				11
Other (*)	88	81	39	13	11
	276	84	1,213	17	54
Unconsolidated entities controlled by Eni
Other (*)	95	25	2	1	4
	95	25	2	1	4
	371	109	1,215	18	58

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(million euro)	Dec. 31, 2007	2007

Name	Receivables	Payables	Guarantees	Charges	Gains	Derivative financial instruments

Joint ventures and associates
Blue Stream Pipeline Co BV		1	711		20
Raffineria di Milazzo ScpA			60
Trans Austria Gasleitung GmbH	65				3
Transmediterranean Pipeline Co Ltd	97				9
Other (*)	108	120	52	19	11
	270	121	823	19	43
Unconsolidated entities controlled by Eni
Other (*)	114	26	1	1	6
	114	26	1	1	6
Entities owned or controlled by the Government
GSE - Gestore Servizi Elettrici						10
						10
	384	147	824	20	49	10

(*)	Each individual amount included herein does not exceed euro 50 million.

(million euro)	Dec. 31, 2008	2008

Name	Receivables	Payables	Guarantees	Charges	Gains	Derivative financial instruments

Joint ventures and associates
Bayernoil Raffineriegesellschaft mbH	131
Blue Stream Pipeline Co BV			752		14
PetroSucre SA	153
Raffineria di Milazzo ScpA			70
Trans Austria Gasleitung GmbH	186				7
Transmediterranean Pipeline Co Ltd	103				6
Other (*)	123	124	27	16	9
	696	124	849	16	36
Unconsolidated entities controlled by Eni
Other (*)	115	38	1	1	6
	115	38	1	1	6
Entities owned or controlled by the Government
GSE - Gestore Servizi Elettrici						58
						58
	811	162	850	17	42	58

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries included:

  bank debt guarantee issued on behalf of Blue Stream Pipeline Co BV and cash deposit at Eni’s financial companies;
  bank debt guarantee issued on behalf of Raffineria di Milazzo ScpA;
  financing loan to Bayernoil Raffineriegesellschaft mbH;
  receivable from PetroSucre SA following the contribution of Corocoro activities, still to be defined, in the new mixed company;
  the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd, respectively.

Most significant transactions with entities owned or controlled by the Government concerned the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with GSE - Gestore Servizi Elettrici.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, net profit and cash flows consisted of the following:

Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	18,799	1,027	5.46	20,676	1,616	7.82	22,222	1,539	6.93
Other current assets	855	4	0.47	1,080			2,349	59	2.51
Other non-current financial assets	805	136	16.89	923	87	9.43	1,134	356	31.39
Other non-current assets	994			1,110	16	1.44	1,401	21	1.50
Current financial liabilities	3,400	92	2.71	7,763	131	1.69	6,359	153	2.41
Trade and other payables	15,995	961	6.01	17,116	1,021	5.97	20,515	1,253	6.11
Other liabilities	634	4	0.63	1,556	4	0.26	4,319	4	0.09
Long-term debt and current portion of long-term debt	8,299	17	0.20	12,067	16	0.13	14,478	9	0.06
Other non-current liabilities	418	56	13.40	2,031	57	2.81	2,538	53	2.09

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	86,105	3,974	4.62	87,256	4,198	4.81	108,148	5,048	4.67
Other income and revenues	783		..	827		..	720	39	5.42
Purchases, services and other	57,490	2,720	4.73	58,179	3,777	6.49	76,408	6,298	8.24
Financial income	3,749	58	1.55	4,445	49	1.10	7,985	42	0.53
Financial expense	(3,971)	(18)	0.45	(4,554)	(20)	0.44	(8,198)	(17)	0.21
Gain (loss) on derivative financial instruments	383		..	26	10	38.46	(551)	58	..

Transactions with related parties concerned the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.

Main cash flows with related parties were as follows:

(million euro)	2006	2007	2008

Revenues and other income	3,974	4,198	5,087
Costs and other expenses	(2,720)	(3,777)	(6,298)
Net change in trade and other receivables and liabilities	162	(492)	351
Dividends and net interests	790	620	798
Net cash provided from operating activities	2,206	549	(62)
Capital expenditures in tangible and intangible assets	(733)	(779)	(2,022)
Investments	(20)	8
Change in accounts payable in relation to investments	(276)	(8)	27
Change in financial receivables	343	(43)	397
Net cash used in investing activities	(686)	(822)	(1,598)
Change in financial liabilities	(57)	20	14
Net cash used in financing activities	(57)	20	14
Total financial flows to related parties	1,463	(253)	(1,646)

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The impact of cash flows with related parties consisted of the following:

2006	2007	2008

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	17,001	2,206	12.98	15,517	549	3.54	21,801	(62)	..
Cash used in investing activities	(7,051)	(686)	9.73	(20,097)	(822)	4.09	(16,958)	(1,598)	9.42
Cash used in financing activities	(7,097)	(57)	0.80	2,909	20	0.69	(5,025)	14	..

38 Significant non-recurring events and operations
Non-recurring income (charges) consisted of the following:

(million euro)	2006	2007	2008

Curtailment of post-retirement benefits for Italian employees		83
Risk provisions for proceedings against Antitrust authorities	(184)	(130)	(21)
Risk provisions for proceedings against the Italian Authority for Electricity and Gas	(55)	39
	(239)	(8)	(21)

Non-recurring income related to a gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities ("TFR") following the changes introduced by Italian Budget Law for 2007 and related decrees (euro 83 million). Non recurring charges for 2007 concerned risk provisions related to ongoing antitrust proceedings against the European Antitrust authorities (euro 130 million) in the fields of paraffin and elastomers.
In 2006 a risk provision was made in connection with a proceeding against the Italian Antitrust authority regarding the field of supplies of jet fuel (euro 109 million). In addition a risk provision was made for an inquiry before the European Antitrust authorities in the field of elastomers (euro 75 million). In 2006 certain fines were imposed by the Authority for Electricity and Gas regarding an inquiry relating to the use of storage capacity in thermal year 2006-2007 (euro 45 million) and an inquiry relating to an information requirement on natural gas supplying prices (euro 10 million).

39 Positions or transactions deriving from atypical and/or unusual operations
In 2006, 2007 and in 2008 no transactions deriving from atypical and/or unusual operations were reported.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Supplemental oil and gas information (unaudited)

The following information pursuant to "International Financial Reporting Standards" (IFRS) is presented in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil & Gas Producing Activities". Amounts related to minority interests are not significant.

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and associates (2)

December 31, 2007
Proved mineral interests	10,571	8,118	8,506	8,672	1,447	7,718	45,032	790
Unproved mineral interests	32	120	1,030	330	35	2,582	4,129	1,089
Support equipment and facilities	279	1,125	443	16	41	59	1,963	10
Incomplete wells and other	726	562	1,078	75	1,852	808	5,101	112
Gross capitalized costs	11,608	9,925	11,057	9,093	3,375	11,167	56,225	2,001
Accumulated depreciation, depletion and amortization	(7,440)	(4,960)	(5,340)	(5,670)	(445)	(4,909)	(28,764)	(345)
Net capitalized costs (a) (b)	4,168	4,965	5,717	3,423	2,930	6,258	27,461	1,656
December 31, 2008
Proved mineral interests	10,772	10,116	11,368	7,499	2,130	8,954	50,839	813
Unproved mineral interests	32	638	2,267	316	1,051	2,908	7,212	928
Support equipment and facilities	283	1,205	520	16	51	71	2,146	14
Incomplete wells and other	1,374	1,006	1,443	159	2,631	1,797	8,410	267
Gross capitalized costs	12,461	12,965	15,598	7,990	5,863	13,730	68,607	2,022
Accumulated depreciation, depletion and amortization	(7,943)	(6,318)	(7,027)	(5,132)	(858)	(6,932)	(34,210)	(441)
Net capitalized costs (a) (b)	4,518	6,647	8,571	2,858	5,005	6,798	34,397	1,581

(1)	Eni’s capitalized costs of the Kashagan field are determined based on Eni share of 16.81% as of December 31, 2008 and 18.52% in the previous year.
(2)	The amounts of joint ventures and associates as at December 31, 2007 and December 31, 2008 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.
(a)	The amounts include net capitalized financial charges totaling euro 441 million in 2007 and euro 537 million in 2008.
(b)	The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred.

The "Successful Effort Method" application would have led to an increase in net capitalized costs of euro 2,547 million in 2007 and euro 3,308 million in 2008 for the consolidated companies and of euro 94 million in 2007 and euro 48 million in 2008 for joint ventures and associates.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cost incurred
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and associates (2)

2006
Proved property acquisitions	139	10					149
Unproved property acquisitions						3	3
Exploration	128	270	471	174	25	280	1,348	26
Development (a)	1,120	892	956	478	595	766	4,807	31
Total costs incurred	1,387	1,172	1,427	652	620	1,049	6,307	57
2007
Proved property acquisitions (b)		11	451			1,395	1,857	187
Unproved property acquisitions (b)			510			1,417	1,927	1,086
Exploration (b)	104	380	298	193	36	1,181	2,192	42
Development (a) (b)	320	1,047	1,425	518	744	1,185	5,239	156
Total costs incurred	424	1,438	2,684	711	780	5,178	11,215	1,471
2008
Proved property acquisitions (b)		626	413		173	83	1,295
Unproved property acquisitions (b)		384	655	33	647		1,719
Exploration (b)	135	421	581	214	144	719	2,214	48
Development (a) (b)	644	1,388	1,884	850	1,208	1,593	7,567	163
Total costs incurred	779	2,819	3,533	1,097	2,172	2,395	12,795	211

(1)	Eni’s costs incurred of the Kashagan field are determined based on Eni share of 16.81% as of December, 2008 and 18.52% in the previous year.
(2)	The amounts of joint ventures and associates for December 31, 2007 and December 31, 2008 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.
(a)	Includes the abandonment costs of the assets for euro 1,170 million in 2006, euro 173 million in 2007 and euro 628 million in 2008 and euro 16 million for joint ventures and associates.
(b)	Of which business combination:
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area	Rest of World	Total consolidated subsidiaries	Total joint ventures and associates

2007
Proved property acquisitions		451			1,395	1,846	187
Unproved property acquisitions		510			1,334	1,844	1,086
Exploration		59			474	533
Development		10			345	355	101
Total		1,030			3,548	4,578	1,374
2008
Proved property acquisitions		298		173	83	554
Unproved property acquisitions	384	560	33	647		1,624
Exploration	23	115		116	42	296
Development	132	4	52	156	77	421
Total	539	977	85	1,092	202	2,895

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Results of operations from oil and gas producing activities
Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Results of operations from oil and gas producing activities by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and associates (2)

2006
Revenues
Sales to consolidated entities	3,601	4,185	4,817	3,295	261	712	16,871
Sales to third parties	184	3,012	967	983	721	1,873	7,740	120
Total revenues	3,785	7,197	5,784	4,278	982	2,585	24,611	120
Operation costs	(249)	(496)	(475)	(481)	(147)	(191)	(2,039)	(18)
Production taxes	(181)	(95)	(475)			(82)	(833)	(3)
Exploration expenses	(137)	(273)	(186)	(160)	(25)	(293)	(1,074)	(26)
D.D. & A. and provision for abandonment (a)	(457)	(795)	(737)	(684)	(80)	(895)	(3,648)	(43)
Other income and (expenses)	(315)	(569)	(190)	57	(89)	(283)	(1,389)	8
Pretax income from producing activities	2,446	4,969	3,721	3,010	641	841	15,628	38
Income taxes	(909)	(2,980)	(2,133)	(1,840)	(223)	(381)	(8,466)	(31)
Results of operations from E&P activities (b)	1,537	1,989	1,588	1,170	418	460	7,162	7
2007
Revenues
Sales to consolidated entities	3,171	3,000	4,439	3,125	296	512	14,543
Sales to third parties	163	4,793	693	755	833	2,260	9,497	176
Total revenues	3,334	7,793	5,132	3,880	1,129	2,772	24,040	176
Operation costs	(248)	(542)	(499)	(579)	(142)	(271)	(2,281)	(27)
Production taxes	(188)	(91)	(473)			(28)	(780)	(6)
Exploration expenses	(108)	(385)	(291)	(193)	(36)	(764)	(1,777)	(42)
D.D. & A. and provision for abandonment (a)	(499)	(768)	(685)	(729)	(76)	(989)	(3,746)	(51)
Other income and (expenses)	(283)	(627)	(297)	(45)	(72)	(243)	(1,567)	(18)
Pretax income from producing activities	2,008	5,380	2,887	2,334	803	477	13,889	32
Income taxes	(746)	(3,102)	(1,820)	(1,419)	(284)	(241)	(7,612)	(49)
Results of operations from E&P activities (b)	1,262	2,278	1,067	915	519	236	6,277	(17)
2008
Revenues
Sales to consolidated entities	3,956	2,622	5,013	3,691	360	629	16,271
Sales to third parties	126	7,286	1,471	121	1,288	2,928	13,220	265
Total revenues	4,082	9,908	6,484	3,812	1,648	3,557	29,491	265
Operation costs	(260)	(528)	(609)	(515)	(173)	(326)	(2,411)	(34)
Production taxes	(195)	(32)	(616)			(35)	(878)	(53)
Exploration expenses	(135)	(425)	(529)	(215)	(57)	(697)	(2,058)	(48)
D.D. & A. and provision for abandonment (a)	(551)	(1,120)	(1,115)	(782)	(331)	(1,490)	(5,389)	(84)
Other income and (expenses)	(420)	(936)	(279)	(63)	(286)	(270)	(2,254)	(15)
Pretax income from producing activities	2,521	6,867	3,336	2,237	801	739	16,501	31
Income taxes	(924)	(4,170)	(2,262)	(1,581)	(315)	(435)	(9,687)	(49)
Results of operations from E&P activities (b)	1,597	2,697	1,074	656	486	304	6,814	(18)

(1)	Eni’s results of operations of the Kashagan field are determined based on Eni share of 16.81% as of December 31, 2008 and 18.52% in the previous year.
(2)	The amounts of joint ventures and associates for December 31, 2007 and December 31, 2008 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.
(a)	Includes asset impairments amounting to euro 130 million in 2006, euro 91 million in 2007 and euro 770 million in 2008.
(b)	The "Successful Effort Method" application would have led to an increase of result of operations of euro 220 million in 2006, euro 438 million in 2007 and euro 408 million in 2008 for the consolidated companies and of euro 15 million in 2006, euro 26 million in 2007 and any variation in 2008 for joint ventures and associates.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Oil and natural gas reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.
Net proved reserves exclude royalties and interests owned by others.
Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells, equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved.

Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped, for years ended December 31, 2006, 2007 and 2008 are based on data prepared by Eni. Since 1991 Eni has requested qualified independent oil engineering companies to carry out an independent evaluation14 of its proved reserves on a rotation basis. Eni believes these independent evaluators to be experienced and qualified in the marketplace. In the preparation of their reports, these independent evaluators relied, without independent verification, upon information furnished by Eni with respect to property interest, production, current cost of operation and development, agreements relating to future operations and sale, prices and other information and data that were accepted as represented by the independent evaluators. These information were the same used by Eni in determining proved reserves and include: log, directional surveys, core and PVT analysis, maps, oil/gas/water production/injection data of wells, reservoirs and fields, reservoir studies, technical analysis relevant to field performance, reservoir performance, budget data for field, long-term development plans, future capital and operating costs. In order to calculate the economic value of reserves NPV, actual prices received from hydrocarbon sales, instructions on future prices, and other pertinent information are provided. Accordingly, the work performed by the independent evaluators is an evaluation of Eni’s proved reserves carried out in parallel with the internal one. The circumstance that the independent evaluations achieved the same results as those of the Company for the vast majority of fields support the management’s confidence that the company’s booked reserves meet the regulatory definition of proved reserves which are reasonably certain to be produced in the future. When the assessment of independent engineers is lower than internal evaluations, Eni revises its estimates based on information provided by independent evaluators. In particular, in 2008, a total of 1.5 billion boe of proved reserves, or about 22% of Eni’s total proved reserves at December 31, 2008, have been evaluated. The results of this independent evaluation have essentially confirmed, as in previous years, the internal assessment. In the 2006-2008 three-year period, 77% of Eni’s total proved reserves were subject to independent evaluations. In the last three years, the most important Eni’s properties as at December 31, 2008 which were not subject to an independent evaluation were: Bouri and Bu Attifel (Libya), Barbara (Italy), M’Boundi (Congo) and Elgin-Franklin (UK).

Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 53%, 46% and 54% of total proved reserves as of year-end 2006, 2007 and 2008, respectively, on an oil-equivalent basis.
Similar effects as PSAs apply to Service and "Buy-Back" contracts; proved reserves associated with such contracts represented 2%, 1% and 2% of total proved reserves on an oil-equivalent basis as of year-end 2006, 2007 and 2008, respectively.

Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves.

(14)	From 1991 to 2002 by DeGolyer and MacNaughton, from 2003 also by Ryder Scott Company.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reserve volumes associated with oil and gas deriving from such obligation represent 1.1%,1.8% and 0.1% of total proved reserves as of year-end 2006, 2007 and 2008, respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni’s storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby removed from proved reserves when sold.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, reserves evaluation could also diverge significantly from oil and natural gas volumes which will be actually produced.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2006, 2007 and 2008.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Crude oil (including Condensate and Natural Gas Liquids)

Proved oil reserve

(million barrels)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and associates (2)

Reserves at December 31, 2005	228	961	936	433	778	412	3,748	25
Revisions of Previous Estimates (a)	15	61	(85)	20	72	(19)	64	1
Improved Recovery		49	41		14		104	1
Extensions and Discoveries		30	11		52	10	103
Production	(28)	(119)	(117)	(65)	(23)	(38)	(390)	(3)
Sales of Minerals in Place (b)				(2)		(170)	(172)
Reserves at December 31, 2006	215	982	786	386	893	195	3,457	24
Purchase of Minerals in Place			32			54	86	101
Revisions of Previous Estimates	28	(35	(26)	14	(114)	(31)	(164)	20
Improved Recovery		9	12	1			22	1
Extensions and Discoveries		43	22	1		29	95	1
Production	(28)	(121)	(101)	(57)	(26)	(36)	(369)	(5)
Reserves at December 31, 2007	215	878	725	345	753	211	3,127	142
Purchase of Minerals in Place			32		32	4	68
Revisions of Previous Estimates	(8)	56	80	(31)	238	56	391	4
Improved Recovery		7	25				32	1
Extensions and Discoveries	4	4	26	13	2	3	52
Production	(25)	(122)	(105)	(51)	(30)	(38)	(371)	(5)
Sales of Minerals in Place					(56)		(56)
Reserves at December 31, 2008	186	823	783	276	939	236	3,243	142

Proved developed oil reserves

(million barrels)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and associates (2)

Reserves at December 31, 2005	149	697	568	353	266	298	2,331	19
Reserves at December 31, 2006	136	713	546	329	262	140	2,126	18
Reserves at December 31, 2007	133	649	511	299	219	142	1,953	26
Reserves at December 31, 2008	111	613	576	222	321	166	2,009	33

(1)	Eni’s proved reserves of the Kashagan field are determined based on Eni share of 16.81% as of December 31, 2008 and 18.52% in the previous year.
(2)	Reserves of joint ventures and associates as at December 31, 2007 and December 31, 2008 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.
(a)	Include the Eni share redetermination in the Val d’Agri concession in Italy.
(b)	Include 170 million barrels related to unilateral termination of OSA for Dación field by PDVSA.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Natural gas

Proved natural gas reserves

(billion cubic feet)	Italy (1)	North Africa	West Africa	North Sea	Caspian Area (2)	Rest of World	Total consolidated subsidiaries	Total joint ventures and associates (3)

Reserves at December 31, 2005	3,676	6,117	1,965	1,864	1,774	2,105	17,501	90
Purchase of Minerals in Place				4			4
Revisions of Previous Estimates	36	154	31	53	183	47	504	(7)
Improved Recovery
Extensions and Discoveries	19	146	34	1		132	332	8
Production	(340)	(471)	(103)	(218)	(83)	(222)	(1,437)	(15)
Sales of Minerals in Place				(7)			(7)
Reserves at December 31, 2006	3,391	5,946	1,927	1,697	1,874	2,062	16,897	68
Purchase of Minerals in Place			5			395	400	2,963
Revisions of Previous Estimates	(53)	250	74	67	(222)	6	122	5
Improved Recovery				3			3
Extensions and Discoveries	4	89	213	7	205	89	607
Production	(285)	(534)	(97)	(216)	(87)	(261)	(1,480)	(14)
Sales of Minerals in Place
Reserves at December 31, 2007	3,057	5,751	2,122	1,558	1,770	2,291	16,549	3,022
Purchase of Minerals in Place			6	8		114	128
Revisions of Previous Estimates	56	1,163	45	(51)	773	55	2,041	6
Improved Recovery			4				4
Extensions and Discoveries	5	38	2	25		42	112
Production	(274)	(641)	(95)	(204)	(90)	(300)	(1,604)	(13)
Sales of Minerals in Place					(16)		(16)
Reserves at December 31, 2008	2,844	6,311	2,084	1,336	2,437	2,202	17,214	3,015

Proved developed natural gas reserves

(billion cubic feet)	Italy (1)	North Africa	West Africa	North Sea	Caspian Area (2)	Rest of World	Total consolidated subsidiaries	Total joint ventures and associates (3)

Reserves at December 31, 2005	2,704	3,060	1,289	1,484	1,618	1,004	11,159	70
Reserves at December 31, 2006	2,449	3,042	1,447	1,395	1,511	1,105	10,949	48
Reserves at December 31, 2007	2,304	3,065	1,469	1,293	1,580	1,256	10,967	428
Reserves at December 31, 2008	2,031	3,537	1,443	1,065	2,006	1,056	11,138	420

(1)	Including approximately, 760, 754, 749 and 746 bcf of natural gas held in storage at December 31, 2005, 2006, 2007 and 2008, respectively.
(2)	Eni’s proved reserves of the Kashagan field are determined based on Eni share of 16.81% as of December 31, 2008 and 18.52% in the previous year.
(3)	Reserves of joint ventures and associates as at December 31, 2007 and December 31, 2008 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standardized measure of discounted future net cash flows
Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows as of December 31, 2006, 2007 and 2008 include amounts that Eni’s Gas & Power segment and other gas companies pay for storage services, required to support market demand flexibility needs.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and associates (2)

At December 31, 2006
Future cash inflows	43,495	64,381	34,935	24,821	33,825	14,766	216,223	1,038
Future production costs	(6,086)	(9,707)	(8,028)	(6,426)	(4,162)	(1,753)	(36,162)	(224)
Future development and abandonment costs	(6,739)	(5,383)	(2,865)	(2,265)	(3,103)	(1,473)	(21,828)	(79)
Future cash inflow before income tax	30,670	49,291	24,042	16,130	26,560	11,540	158,233	735
Future income tax	(10,838)	(24,639)	(14,141)	(10,901)	(7,649)	(3,824)	(71,992)	(227)
Future net cash flows	19,832	24,652	9,901	5,229	18,911	7,716	86,241	508
10% discount factor	(11,493)	(10,631)	(2,994)	(1,392)	(13,878)	(2,626)	(43,014)	(154)
Standardized measure of discounted future net cash flows	8,339	14,021	6,907	3,837	5,033	5,090	43,227	354
At December 31, 2007
Future cash inflows	47,243	73,456	48,283	29,610	42,710	20,359	261,661	7,135
Future production costs	(5,926)	(11,754)	(9,875)	(6,670)	(4,997)	(2,782)	(42,004)	(1,249)
Future development and abandonment costs	(7,218)	(4,643)	(3,013)	(2,461)	(3,374)	(2,459)	(23,168)	(1,721)
Future cash inflow before income tax	34,099	57,059	35,395	20,479	34,339	15,118	196,489	4,165
Future income tax	(10,778)	(29,083)	(23,083)	(14,375)	(9,977)	(5,397)	(92,693)	(2,009)
Future net cash flows	23,321	27,976	12,312	6,104	24,362	9,721	103,796	2,156
10% discount factor	(13,262)	(11,143)	(3,953)	(1,600)	(17,480)	(3,356)	(50,794)	(1,265)
Standardized measure of discounted future net cash flows	10,059	16,833	8,359	4,504	6,882	6,365	53,002	891
At December 31, 2008
Future cash inflows	46,458	62,785	22,344	16,056	22,199	13,622	183,464	4,782
Future production costs	(5,019)	(10,673)	(6,715)	(3,414)	(6,380)	(2,715)	(34,916)	(1,104)
Future development and abandonment costs	(6,805)	(6,153)	(3,868)	(2,166)	(5,114)	(1,897)	(26,003)	(1,845)
Future cash inflow before income tax	34,634	45,959	11,761	10,476	10,705	9,010	122,545	1,833
Future income tax	(11,329)	(27,800)	(5,599)	(7,621)	(2,781)	(1,901)	(57,031)	(1,032)
Future net cash flows	23,305	18,159	6,162	2,855	7,924	7,109	65,514	801
10% discount factor	(13,884)	(8,639)	(2,155)	(869)	(6,272)	(2,243)	(34,062)	(763)
Standardized measure of discounted future net cash flows	9,421	9,520	4,007	1,986	1,652	4,866	31,452	38

(1)	Eni’s standardized measure of discounted future of net cash flows of the Kashagan field is determined based on Eni share of 16.81% as of December 31, 2008 and 18.52% in the previous year.
(2)	The amounts of joint ventures and associates as at December 31, 2007 and December 31, 2008 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

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ENI ANNUAL REPORT / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in standardized measure of discounted future net cash flows
Changes in standardized measure of discounted future net cash flows for the years 2006, 2007 and 2008.

(million euro)	2006	2007	2008

Beginning of year	55,722	43,581	53,893
Beginning of year related to joint venture and associates	(371)	(354)	(891)
Beginning of year consolidated	55,351	43,227	53,002
Increase (decrease):
- sales, net of production costs	(21,739)	(20,979)	(26,202)
- net changes in sales and transfer prices, net of production costs	4,097	34,999	(39,699)
- extensions, discoveries and improved recovery, net of future production and development costs	3,629	3,982	1,110
- changes in estimated future development and abandonment costs	(6,964)	(4,000)	(6,222)
- development costs incurred during the period that reduced future development costs	3,558	4,682	6,584
- revisions of quantity estimates	383	(2,995)	5,835
- accretion of discount	9,489	7,968	10,538
- net change in income taxes	3,060	(17,916)	21,359
- purchase of reserves in-place	10	3,521	476
- sale of reserves in-place	(1,252)		25
- changes in production rates (timing) and other	(6,395)	513	4,646
Net increase (decrease)	(12,124)	9,775	(21,550)
Standardized measure of discounted future net cash flows consolidates	43,227	53,002	31,452
Standardized measure of discounted future net cash flows joint ventures and associates
	354	891	38
Standardized measure of discounted future net cash flows	43,581	53,893	31,490

Contents

ENI ANNUAL REPORT / CERTIFICATION PURSUANT TO ARTICLE 81-TER OF THE REGULATION

Certification pursuant to rule 154-bis paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Paolo Scaroni and Alessandro Bernini, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58/1998, certify that internal controls over financial reporting in place for the preparation of the Annual Report as of December 31, 2008 and during the period covered by the report, were:
• adequate to the company structure, and
• effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2008 consolidated accounts have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:
3.1	This 2008 consolidated Annual Report:
a) was prepared in accordance with the evaluation and measurement criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b) corresponds to the company’s evidence and accounting books and entries;
c) fairly represents the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the period presented in this report.

3.2	The operating and financial review provides a reliable analysis of business trends and results, including trend analysis of the parent company and the Group companies, as well as a description of the main risks and uncertainties.

March 13, 2009

/s/ Paolo Scaroni ————————— Paolo Scaroni Chief Executive Officer	/s/Alessandro Bernini ————————— Alessandro Bernini Chief Financial Officer

Contents

ENI ANNUAL REPORT / REPORT OF INDEPENDENT AUDITORS

Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE NO. 58 DATED 24 FEBRUARY 1998

To the Shareholders of
Eni SpA

1 We have audited the consolidated financial statements of Eni SpA and its subsidiaries (Eni Group) as of 31 December 2008, which comprise the balance sheet, the income statement, the statement of changes in equity, the cash flow statement and related notes. The directors of Eni SpA are responsible for the preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our audit opinion.

For the opinion on the consolidated financial statements of the prior period, which are presented for comparative purposes, reference is made to our report dated 5 April 2008.

3 In our opinion, the consolidated financial statements of Eni SpA as of 31 December 2008 comply with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the financial position, results of operations, changes in equity and cash flows of Eni Group for the period then ended.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50129 Viale Milton 65 Tel. 055471747 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

Contents

ENI ANNUAL REPORT / REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS

4 The directors of Eni SpA are responsible for the preparation of the Report on Operations in accordance with applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Report on Operations with the financial statements, as required by article 156, paragraph 4-bis, letter d), of Legislative Decree 58/98. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the Report on Operations is consistent with the consolidated financial statements of Eni SpA as of 31 December 2008.

Rome, 7 April 2009

PricewaterhouseCoopers SpA

Signed by
Pierangelo Schiavi
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation. We have not examined the translation of the financial statements referred to in this report.

Contents
Investor Relations Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan) Tel. +39-0252051651 - Fax +39-0252031929 e-mail: investor.relations@eni.it eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2008:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report (in Italian and English)
Fact Book (in Italian and English)
Eni in 2008 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

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Contents

Contents

Contents

MISSION

We are a major integrated energy company,

committed to growth in the activities

of finding, producing, transporting, transforming

and marketing oil and gas. Eni men and women

have a passion for challenges, continuous

improvement, excellence and particularly

value people, the environment and integrity.

Eni’s Fact Book is a supplement to Eni’s 2008 Annual Report designed to provide supplemental financial and operating information.
It contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditure, development and management of oil and gas resources, dividends, share
repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws
and governmental regulations; development and use of new
technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

April 9, 2009

Contents	2	Eni in 2008
	3	Eni’s strategy

	9	Exploration & Production

	49	Gas & Power

	70	Refining & Marketing

	86	Engineering & Construction

	95	Research and Innovation

Tables
	99	• Financial data
	112	• Employees
	113	• Supplemental oil and gas information
	122	• Energy conversion table
	123	• Quarterly information

Contents

ENI FACT BOOK / ENI

Eni in 2008

Eni is a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas.

In 2008 Eni reported an adjusted net profit of euro 10.2 billion, up 7.7% from 2007, driven by a better operating performance partly offset by a higher tax rate.

Return on average capital employed was 17.6%. Cash flow was a record euro 21.8 billion. The ratio of net borrowings to total equity was 0.38.

In 2008 Eni’s Board of Directors proposed to the Shareholders’ Meeting to pay a dividend of euro 1.30 per share, corresponding to a 7.6% dividend yield.

The Exploration & Production division reported an adjusted net profit of euro 8 billion, up 23.4% from 2007, driven by production growth and an improved mix in a favorable oil price environment. This was partially offset by the appreciation of the euro against the dollar and higher operating costs and amortization charges. Oil and gas production totaled 1,797 kboe/d, up 3.5% from 2007 with an average Brent oil price of 97 $/bl. Our production growth was the highest in our peer group. Excluding the effect of higher prices on PSAs, production increased by 5.6%. All sources reserve replacement ratio was equal to

135%, resulting in a reserve life index of 10 years at December 31, 2008.

The Gas & Power division reported an adjusted net profit of euro 2.65 billion, down 9.7% from 2007, largely due to a weaker operating performance. This was caused by stronger competitive pressure, particularly impacting the Italian market in the fourth quarter, and was partly offset by an increase in international sales. Gas sales reached 104 bcm, an increase of 5.3% (up 5.27 bcm) compared to 2007, mainly reflecting the contribution of the acquisition of Distrigas.

The Refining & Marketing division reported an adjusted net profit of euro 510 million. This was 59.9% higher than in 2007 due to a better operating performance and higher profits of equity-accounted entities, partly offset by increased income taxes. This result reflects higher margins in both refining and marketing. The better performance in marketing activities reflected also an increased market share in retail as a result of effective marketing campaigns.

The Engineering & Construction division reported an adjusted net profit of euro 784 million (up 19.1% from 2007) thanks to a better operating performance driven by higher efficiency and favorable market conditions.

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ENI FACT BOOK / ENI

Eni’s strategy

In spite of the current downturn and volatile and uncertain energy markets, our strategic direction has remained unchanged.
Eni’s priorities continue being the delivery of industry-leading growth and the creation of sustainable long-term shareholders’ value.

Eni’ strategy is based on the following pillars:

  Preserve a solid capital structure and credit rating.
  Select the best capital and investment opportunities leveraging on our high quality asset portfolio.
  Pursue capital and operating efficiency.
  Manage risks.
  Leverage research and innovation.
  Apply the highest principles of business conduct.
  Promote the sustainability of the business model.

Over the next four years, we plan to invest euro 48.8 billion in our businesses to support continued organic growth.
Our investment program remains broadly unchanged with respect to the previous industrial plan for the following reasons: (i) adoption of prudent price assumptions in making investment decisions; (ii) a high-quality portfolio with a low break-even price; (iii) expectations of a decrease in oilfield service rates and purchase costs of materials and support equipment as a consequence of the current economic downturn; (iv) high exposure to regulated activities in the Italian gas sector (11% of the total investment program) which bear preset rates of return and are not influenced by market conditions. Additionally, a significant portion, equaling to approximately 50%, of Eni’s capital plan has still to be committed. This ensures the Company a high degree of flexibility in terms of ability to reschedule capital expenditures, should market conditions further deteriorate.

Eni’s management expects a projected free cash flow allowing us to maintain a dividend yield amongst the highest in the sector.

BUSINESS STRATEGIES AND TARGETS
In the Exploration & Production division our strategy of delivering industry-leading growth leveraging on high quality assets is focused on conventional activities and is located largely in three low cost areas (Africa, OECD Countries and Central Asia/Russia), where we develop giant projects with scale benefits, leveraging also on our long-term relations with producing countries.
We target an average annual production increase of 3.5% in the 2009-2012 plan and expect to maintain robust production growth of 3% a year in the following three years to 2015. In 2012, production is targeted to exceed 2.05 mmboe/d.

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ENI FACT BOOK / ENI

Access to new reserves guaranteed by our intense exploration activity, the monetization of our resource base from assets held in core areas such as the Caspian Sea, West Africa, North Africa and the Gulf of Mexico will allow us to target a reserve replacement ratio of 130% in the medium-term, under a long-term price scenario of $57 per barrel.

Eni’s Gas & Power activities comprise all phases of the gas value chain: supply, transport, distribution, marketing and LNG operations, resulting in a fully integrated business model. The main feature of the Gas & Power division is its ability to generate substantial earnings and cash flow. In the short-term, the worsening of the energy scenario and increasing competitive pressure on the domestic market will be dampened by the contribution of regulated businesses and growth in European markets. In the medium-term our strategy is to further strengthen our leadership in the European gas market, leveraging on the synergies expected from the acquisition of Distrigas and on our unique competitive position, thanks to our large and diversified gas supply portfolio and our direct access to a vast infrastructure system and customer base.

We will grow our international gas sales by an average of 7% a year, reaching total gas sales of 124 bcm, including upstream sales, by 2012 along with a cumulated EBITDA of euro 20 billion in the 2009-2012 period.
Our integration with upstream activities allows us to monetize equity gas reserves and to seize opportunities in the natural gas and LNG markets.

In the Refining & Marketing segment Eni is leader in Italy and holds solid positions in the marketing of refined products in selected European countries. Our strategy focuses on the selective strengthening of our refining system, the improvement of quality standards in our marketing activities, and the widespread increase in operating efficiency. Overall, we target a euro 400 million EBIT increase by 2012, excluding scenario effects. In refining, we will increase our conversion index to 65% and achieve a middle distillate yield of 45%, more than double the yield in gasoline thanks to three new hydrocrackers coming on stream in our most competitive refineries in addition to the application of our proprietary ESTechnology. In marketing, we target an Italian market share increase to 32% through plant upgrading, loyalty programmes and enhanced non-oil service formats. In Europe, Eni’s growth strategy will continue to be selective, focusing on those markets where it can leverage on scale, supply and logistic synergies and brand awareness also through selective acquisitions.

Its strong presence in engineering and oilfield services provides Eni with the necessary competence and expertise, coupled with access to engineering skills and technologies, to design and execute world scale projects, representing a key element supporting Eni’s growth and innovation plans. Saipem is completing the expansion of its world-class fleet of construction and drilling vessels, consolidating its leading position in the project management, engineering and construction activities within the oilfield services industry.

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ENI FACT BOOK / ENI

Within its plan for strengthening profitability, Eni continues in its effort at reaching the highest operational efficiency. Cost saving action included in Eni’s efficiency programme launched in 2006 delivered almost 1 billion in cost reductions by the end of 2008. We target another euro 1 billion of cost reductions by 2012, bringing overall savings to around euro 2 billion by 2012 in real terms versus the 2005 baseline.
All business segments take part in achieving this target preserving their ability to meet their individual performance objectives.

Eni’s significant research and innovation activities are consistent with its growth strategy, which posits technology as a key factor to increase competitive advantages over the long-term, promoting sustainable growth and profitable partnerships with producing countries. In particular, Eni intends to focus on projects aiming at reducing costs to find and recover hydrocarbons, upgrade heavy crude, monetize stranded gas and preserve the environment.

For the next four years Eni confirmed its commitment to research and innovation with a capital expenditure plan of about euro 1.1 billion; of these about euro 102 million dedicated to the Along With Petroleum program on innovation in renewables, alternative energy sources and systems for energy efficiency.

Key medium-term targets announced to investors	2008	2012
E&P
Daily production	1.80 mmbbl/d	>2.05 mmbbl/d - c.a.g.r. 3.5% (Brent 55 $/bl at 2012)
Reserve replacement ratio	135%	130% on average in the next four-year period (at our long-term deck for Brent 57 $/bl)
G&P
Worldwide gas sales	104 bcm	124 bcm; c.a.g.r. 7% in international sales
EBITDA (a)	euro 19 billion in 2008-2011 period	euro 20 billion in 2009-2012 period
R&M
Refinery conversion index	57%	65%
Retail market share in Italy	30.6%	32%
EBIT	euro 566 million	+euro 400 million vs 2008, at a constant trading environment
Allocation of cash provided by operating activities
Capital expenditure	euro 49.8 billion in 2008-2011 period	euro 48.8 billion in 2009-2012 period
Dividend yield	7.6%	Among the highest in the industry
Efficiency program	~euro 1.5 billion savings expected by 2011	~euro 2 billion savings expected by 2012

(a)	Cumulated.

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ENI FACT BOOK / ENI

Main data

Key financial data	Italian GAAP	IFRS

(million euro)	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Net sales from operations	31,008	47,938	49,272	47,922	51,487	57,545	73,728	86,105	87,256	108,148
Operating profit (a)	5,480	10,772	10,313	8,502	9,517	12,399	16,827	19,327	18,868	18,641
Exploration & Production	2,834	6,603	5,984	5,175	5,746	8,185	12,592	15,580	13,788	16,415
Gas & Power	2,580	3,178	3,672	3,244	3,627	3,428	3,321	3,802	4,127	3,933
Refining & Marketing	478	986	985	321	583	1,080	1,857	319	729	(1,023)
Petrochemicals	(362)	4	(415)	(126)	(176)	320	202	172	74	(822)
Engineering & Construction	149	144	255	298	311	203	307	505	837	1,045
Other activities				(214)	(293)	(395)	(934)	(622)	(444)	(346)
Corporate and financial companies	(199)	(143)	(168)	(196)	(281)	(363)	(377)	(296)	(217)	(686)
Impact of unrealized intragroup profit elimination						(59)	(141)	(133)	(26)	125
Activities to be divested
Adjusted operating profit			10,482	8,959	9,958	12,582	17,558	20,490	18,986	21,793
Net profit	2,857	5,771	7,751	4,593	5,585	7,059	8,788	9,217	10,011	8,825
Adjusted net profit			5,757	4,923	5,096	6,645	9,251	10,412	9,470	10,201
Net cash provided by operating activities	8,248	10,583	8,084	10,578	10,827	12,500	14,936	17,001	15,517	21,801
Capital expenditures and investments	5,597	9,815	11,270	9,414	13,057	7,815	7,560	7,928	20,502	18,867
Capital expenditures	5,483	5,431	6,606	8,048	8,802	7,499	7,414	7,833	10,593	14,562
Investments	114	4,384	4,664	1,366	4,255	316	146	95	9,909	4,305
Shareholders’ equity including minority interest	19,749	24,073	29,189	28,351	28,318	35,540	39,217	41,199	42,867	48,510
Net borrowings	6,267	7,742	10,104	11,141	13,543	10,443	10,475	6,767	16,327	18,376
Net capital employed (a)	26,016	31,815	39,293	39,492	41,861	45,983	49,692	47,966	59,194	66,886
Exploration & Production	9,279	12,646	18,252	17,318	17,340	17,937	20,206	18,590	24,643	31,302
Gas & Power	8,481	10,721	12,777	12,488	15,617	18,387	18,978	18,906	20,516	21,607
Refining & Marketing	4,028	4,563	4,476	5,093	5,089	5,081	5,993	5,631	7,675	7,379
Petrochemicals	2,604	2,581	1,075	2,130	1,821	2,076	2,018	1,953	2,228	1,915
Engineering & Construction	1,103	1,395	1,635	2,335	2,119	2,403	2,844	3,399	4,313	5,023
Corporate and financial companies and other activities	521	(91)	1,078	128	(125)	277	2	(95)	294	8,800
Impact of unrealized intragroup profit elimination						(178)	(339)	(418)	(475)	(9,140)
Return On Average Capital Employed (ROACE) (%)
Reported	12.5	21.5	23.9	13.7	15.6	16.6	19.5	20.3	20.5	15.7
Adjusted						15,9	20.5	22.7	19.3	17.6
Leverage	0.32	0.32	0.35	0.39	0.48	0.29	0.27	0.16	0.38	0.38

(a)	From January 1, 2006 Eni’s subsidiaries operating in diversified sectors (such as real estate services, insurance and financing intermediation, R&D and training services) are reported in the aggregate "Corporate and financial companies" with the exception of Tecnomare which is reported in the Exploration & Production division (previously all these diversified activities were reported in the aggregate "Other activities"). The "Other activities" aggregate includes only Syndial SpA, a subsidiary which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain business which Eni exited in past years. In order to allow for comparison, 2005 data have been reclassified accordingly. Previous years data have not been reclassified.

Key market indicators	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Average price of Brent dated crude oil (a)	17.87	28.39	24.46	24.98	28.84	38.22	54.38	65.14	72.52	96.99
Average EUR/USD exchange rate (b)	1.067	0.924	0.896	0.946	1.131	1.244	1.244	1.256	1.371	1.471
Average price in euro of Brent dated crude oil	16.75	30.73	27.30	26.41	25.50	30.72	43.71	51.86	52.90	65.93
Average European refining margin (c)	1.21	3.99	1.97	0.80	2.65	4.35	5.78	3.79	4.52	6.49
Euribor - three-month euro rate (%)	3.0	4.4	4.3	3.3	2.3	2.1	2.2	3.1	4.3	4.6

(a)	In US dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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ENI FACT BOOK / ENI

Selected operating data	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Exploration & Production
Proved reserves of hydrocarbons at period end	(mmboe)	5,534	6,008	6,929	7,030	7,272	7,218	6,837	6,436	6,370	6,600
Reserve life index	(years)	14.0	14.0	13.7	13.2	12.7	12.1	10.8	10.0	10.0	10.0
Hydrocarbons production	(kboe/d)	1,064	1,187	1,369	1,472	1,562	1,624	1,737	1,770	1,736	1,797
Gas & Power
Sales of consolidated companies (including own consumption)	(bcm)	62.92	64.63	65.72	66.14	71.39	76.49	82.62	85.76	84.83	89.32
Sales of Eni’s affiliates (Eni’s share)	(bcm)	0.16	0.87	1.38	2.40	6.94	5.84	7.08	7.65	8.74	8.91
Total sales and own consumption (G&P)	(bcm)	63.08	65.50	67.10	68.54	78.33	82.33	89.70	93.41	93.57	98.23
E&P gas sales (a)	(bcm)						4.70	4.51	4.69	5.39	6.00
Worldwide gas sales	(bcm)	63.08	65.50	67.10	68.54	78.33	87.03	94.21	98.10	98.96	104.23
Natural gas transported on behalf of third parties in Italy	(bcm)	6.90	9.45	11.41	19.11	24.63	28.26	30.22	30.90	30.89	33.84
Electricity sold	(TWh)		4.77	6.55	6.74	8.65	16.95	27.56	31.03	33.19	29.93
Refining & Marketing
Throughputs on own account	(mmtonnes)	40.65	41.27	39.99	37.73	35.43	37.69	38.79	38.04	37.15	35.84
Balanced capacity of wholly-owned refineries at period end	(kbbl/d)	664	664	664	504	504	504	524	534	544	544
Sales of refined products	(mmtonnes)	51.82	53.46	53.24	52.24	50.43	53.54	51.63	51.13	50.14	50.68
Retail sales	(mmtonnes)	14.21	13.92	14.11	13.71	14.01	14.40	13.72	12.48	12.65	12.67
Service stations at year end	(units)	12,489	12,085	11,707	10,762	10,647	9,140	6,282	6,294	6,441	5,956
Average throughput per service station	(kliters/y)	1,543	1,555	1,621	1,674	1,771	1,970	1,926	2,470	2,486	2,502
Engineering & Construction
Orders acquired	(million euro)	2,600	4,726	3,716	7,852	5,876	5,784	8,395	11,172	11,845	13,860
Order backlog at year end	(million euro)	4,439	6,638	6,937	10,065	9,405	8,521	10,122	13,191	15,390	19,105

Employees at year end	(units)	72,023	69,969	72,405	80,655	76,521	70,348	72,258	73,572	75,862	78,880

(a)	Includes E&P gas sales in Europe (4.51 bcm, 4.07 bcm, 3.59 bcm and 3.36 bcm in 2005, 2006, 2007 and 2008, respectively) and in the Gulf of Mexico (0.62 bcm, 1.8 bcm and 2.64 bcm in 2006, 2007 and 2008, respectively).

Share data	Italian GAAP	IFRS

1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Net profit (a)	(euro)	0.71	1.44	1.98	1.20	1.48	1.87	2.34	2.49	2.73	2.43
Dividend	(euro)	0.362	0.424	0.750	0.750	0.750	0.900	1.10	1.25	1.30	1.30
Dividend pertaining to the year (b)	(million euro)	1,446	1,664	2,876	2,833	2,828	3,384	4,086	4,594	4,750	4,713
Cash flow	(euro)	2.06	2.65	2.07	2.76	2.87	3.31	3.97	4.59	4.23	6.02
Dividend yield (c)	(%)	3.4	3.2	5.6	5.2	5.1	4.9	4.7	5.0	5.3	7.6
Net profit per ADR (d)	($)	1.43	2.71	3.52	2.52	3.72	4.66	5.81	6.26	7.49	7.15
Dividend per ADR (d)	($)	0.47	0.72	1.48	1.71	1.83	2.17	2.74	3.14	3.56	3.82
Cash flow per ADR (d)	($)	4.16	4.98	3.68	5.79	7.22	8.96	9.40	11.53	11.60	17.70
Dividend yield per ADR (c)	(%)	3.2	3.0	6.2	5.8	5.0	5.0	4.7	5.0	5.3	7.6
Pay-out	(%)	51	29	37	62	51	48	46	50	47	53
Number of shares at period-end representing share capital	(million shares)	4,001.1	4,001.1	4,001.3	4,001.8	4,002.9	4,004.4	4,005.4	4,005.4	4,005.4	4,005.4
Average number of shares outstanding in the year (e) (fully diluted)	(million shares)	4,001.3	3,995.1	3,911.9	3,826.9	3,778.4	3,771.7	3,763.4	3,701.3	3,669.2	3,638.9
TSR	(%)	(0.4)	29.2	6.0	13.1	4.3	28.5	35.3	14.8	3.1	(29.1)

(a)	Calculated on the average number of Eni shares outstanding during the year.
(b)	Amounts due on the payment of the balance of 2008 dividend are estimated.
(c)	Ratio between dividend of the year and average share price in December.
(d)	One ADR represents 2 shares. Net profit, dividends and cash flows data were converted using average exchange rates. Dividends data were converted at the Noon Buying Rate of the pay-out date.
(e)	Calculated by excluding own shares in portfolio.

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Share information	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Share price - Milan Stock Exchange
High	(euro)	12.60	14.50	15.60	17.15	15.75	18.75	24.96	25.73	28.33	26.93
Low	(euro)	10.18	9.54	11.56	12.94	11.88	14.72	17.93	21.82	22.76	13.80
Average	(euro)	11.40	11.78	14.10	15.29	13.64	16.94	21.60	23.83	25.10	21.43
End of the period	(euro)	10.88	13.64	14.05	15.15	14.96	18.42	23.43	25.48	25.05	16.74
ADR price (a) - New York Stock Exchange
High	($)	69.00	64.88	69.70	82.11	94.98	126.45	151.35	67.69	78.29	84.14
Low	($)	52.38	46.56	52.50	60.90	66.15	92.35	118.50	54.65	60.22	37.22
Average	($)	60.94	54.18	63.22	72.20	77.44	105.60	134.02	59.97	68.80	63.38
End of period	($)	55.13	64.31	61.96	78.49	94.98	125.84	139.46	67.28	72.43	47.82
Average daily exchanged shares	(million shares)	12.3	17.3	17.4	19.4	22.0	20.0	28.5	26.2	30.5	28.70
Value	(million euro)	141.0	203.9	245.0	295.4	298.5	338.7	620.7	619.1	773.1	610.40
Number of shares outstanding at period end (b)	(million shares)	4,001.1	3,956.7	3,846.9	3,795.1	3,772.3	3,770.0	3,727.3	3,680.4	3,656.8	3,622.4
Market capitalization (c)
EUR	(billion)	43.5	54.0	54.0	57.5	56.4	69.4	87.3	93.8	91.6	60.6
USD	(billion)	44.0	50.7	48.1	60.4	71.1	94.9	104.0	117.8	264.9	173.2

(a)	Effective January 10, 2006 a 5:2 stock split was made.
(b)	Excluding treasury shares.
(c)	Number of outstanding shares by reference price at period end.

Data on Eni share placements	1995	1996	1997	1998	2001
Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of share placed	(million)	601.9	647.5	728.4	608.1	200.1
of which through bonus shares	(million)		1.9	15.0	24.4	39.6
Percentage of share capital (a)	(%)	15.0	16.2	18.2	15.2	5.0
Proceeds	(million euro)	3,254	4,596	6,869	6,714	2,721

(a)	Refers to share capital at December 31, 2008.

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Key performance indicators	2005	2006	2007	2008
Net sales from operations (a)	(million euro)	22,531	27,173	27,278	33,318
Operating profit		12,592	15,580	13,788	16,415
Adjusted operating profit (b)		12,903	15,763	14,051	17,416
Exploration & Production		12,649	15,518	13,785	17,233
Stoccaggi Gas Italia		254	245	266	183
Adjusted net profit		6,186	7,279	6,491	8,008
Capital expenditures		4,965	5,203	6,625	9,545
of which:
exploratory expenditures (c)		656	1,348	1,659	1,918
storage		33	40	145	264
Adjusted capital employed, net at year end		20,206	18,590	24,643	31,302
Adjusted ROACE	(%)	32.4	37.5	30.0	28.6
Average realizations:
- liquids	($/bbl)	49.09	60.09	67.70	84.05
- natural gas	($/mmcf)	4.49	5.29	5.42	8.01
- total hydrocarbons	($/boe)	41.06	48.87	53.17	68.13
Production: (d)
- liquids	(kbbl/d)	1,111	1,079	1,020	1,026
- natural gas	(mmcf/d)	3,595	3,964	4,114	4,424
- total hydrocarbons	(kboe/d)	1,737	1,770	1,736	1,797
Estimated net proved reserves: (d) (e)
- liquids	(mmbbl)	3,773	3,481	3,219	3,335
- natural gas	(bcf)	17,591	16,965	18,090	18,748
- total hydrocarbons	(mmboe)	6,837	6,436	6,370	6,600
Reserve life index	(years)	10.8	10.0	10.0	10.0
Reserve replacement ratio of subsidiaries (SEC criteria)	(%)	43	38	38	136
Reserve replacement ratio including equity-accounted entities (e)	(%)	40	38	90	135
Employees at year end	(units)	8,030	8,336	9,334	11,194

(a)	Before elimination of intragroup sales.
(b)	From 2008, adjusted operating profit is reported for the "Exploration & Production" and "Storage" businesses, within the Exploration & Production division. Prior period data have been restated accordingly.
(c)	Includes exploration bonuses.
(d)	Includes Eni’s share of equity-accounted entities.
(e)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

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2008 Highlights
I FINAL AGREEMENT FOR THE DEVELOPMENT
        PROJECT OF THE KASHAGAN OILFIELD
  On October 31, 2008, all the international parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed the final agreement implementing the new contractual and governance framework of the Kashagan project, based on the Memorandum of Understanding signed on January 14, 2008. Eni’s management expects to achieve first oil by the end of 2012. Phase-one production plateau is forecast at 300 kbbl/d; the installed production capacity at the end of phase-one is planned at 370 kbbl/d in 2014. Subsequently, production capacity of phase-one is expected to step up to 450 kbbl/d, leveraging on availability of further compressor capacity for gas re-injection associated with the start-up of phase-two offshore facilities.

I PORTFOLIO

  Finalized an agreement with the British company Tullow Oil Ltd to purchase a 52% stake and the operatorship of fields in the Hewett Unit and relevant facilities in the North Sea in close proximity to the Interconnector pipeline. Eni plans to upgrade certain depleted fields in the area so as to achieve a gas storage facility with a 177 bcf capacity to support seasonal upswings in gas demand in the UK.
  Finalized an agreement to acquire all the common shares of First Calgary Petroleum Ltd, a Canadian oil and gas company with exploration and development activities in Algeria. The acquisition values the fully diluted share capital of First Calgary at approximately euro 605 million. Production start-up is expected in 2011 with a projected plateau of approximately 30 kboe/d net to Eni by 2012.
  Finalized a strategic oil deal with the Libyan national oil company based on the framework agreement of October 2007. This deal effective from January 1, 2008, extends the duration of Eni oil and gas properties until 2042 and 2047 respectively and lays the foundations for a number of projects targeting development of the significant gas potential in the country.
  Completed the acquisition of the entire issued share capital of the UK-based oil company Burren Energy Plc, for a total cash consideration amounting to approximately euro 2.4 billion (including Burren’s shares purchased in 2007, for a total amount of euro 0.6 billion). In 2008 production of Burren assets averaged 25 kbbl/d in Congo and Turkmenistan. Acquired control of the Indian company Hindustan Oil Exploration Limited (Eni 47.18%) pursuant to the acquisition of Burren Energy Plc.

  Awarded new exploration leases in Angola, Algeria, Alaska, Gabon, the Gulf of Mexico, Indonesia, Norway, and the United Kingdom, with an extension of 57,361 share kilometers (net to Eni, 99% operated).

I PARTNERSHIP AGREEMENT
In 2008 Eni continued applying its unique approach to business, leveraging on the so-called "Eni co-operation model" that integrates sustainable activity in the territory and the traditional business of hydrocarbon exploration and production. As part of that, we made the following arrangement:

  Defined a cooperation agreement with the Republic of Congo for the extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits deemed to contain significant amounts of resources based on a recent survey, with over extension of 1,790 square kilometers. Eni plans to monetize the heavy oil by applying its EST (Eni Slurry Technology) proprietary technology intended to convert entirely the heavy barrel into high-quality light products. The agreement also comprises the construction of a new 450 MW electricity generation plant (Eni’s share 20%) to be fired by 2009 with the associated natural gas from the operated M’Boundi field and a partnership for the production of bio-diesel.
  Signed a Memorandum of Understanding with Sonangol for the definition of an integrated model of cooperation and development. The agreement covers onshore development activities and construction of facilities in Angola designed to monetize flaring gas as well as collaboration in the field of bio-fuels.
  Renewed the Memorandum of Understanding with Brazilian oil company Petrobras for the evaluation of joint initiatives in the upstream and downstream sectors, to produce and market renewable fuels and the possible options for the valorization of the natural gas reserves discovered by Eni offshore Brazil.
  Signed new strategic agreements with Petroleos de Venezuela SA (PDVSA) for the definition of a plan to develop a field located in the Orinoco oil belt deemed to contain significant amounts of heavy oil based on a recent survey. Furthermore, a framework agreement was signed for the exploration and development of two offshore fields in the Caribbean Sea with gas resources to be processed potentially in an LNG project.
  Signed a Memorandum of Understanding with the state-owned company Qatar Petroleum International to target joint investment opportunities in the exploration and production of oil and gas.

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  Signed a partnership agreement with Papua New Guinea for the exploration of oil and gas and identification of opportunities to develop the Country’s resources. Eni is also interested to jointly opportunities related to power generation projects and the development of alternative and existing renewable energies.

I FINANCIAL RESULTS

  Adjusted net profit for the full year was euro 8,008 million, an increase of euro 1,517 million from 2007 (up 23.4%) due to a better operating performance driven by higher realizations in dollars and production growth, partially offset by rising operating costs and higher amortization charges also associated with increased exploration activities.
  Return on average capital employed calculated on an adjusted basis was 28.6% in 2008 (30% in 2007).
  Liquids and gas realizations for the full year increased on average by 28.1% in dollar terms from 2007, driven by the strong market environment of the first nine months of the year.

I PRODUCTION

  Oil and natural gas production for the full year 2008 averaged the record level of 1,797 kboe/d, an increase of 61 kboe/d, or 3.5%, from a year earlier. This improvement mainly benefited from the assets acquired in the Gulf of Mexico, Congo and Turkmenistan, as well as continuing production ramp-up in Angola, Congo, Egypt, Pakistan and Venezuela. Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 37 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 5.6%.
  Eni plans to deliver a 3.5% compound average growth rate over the next four-year period, targeting a production level in excess of 2.05 mmboe/d by 2012 under Eni’s Brent scenario at $55 per barrel. To achieve that target, the Company will leverage on the development of its high-quality portfolio geographically focused in Africa, Central Asia and Russia.
I ESTIMATED NET PROVED RESERVES
  Estimated net proved reserves at December 31, 2008 were 6.6 bboe (up 3.6% from 2007) determined based on a year-end Brent price of $36.55 per barrel. The year end amounts comprised 30% of proved reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Russian company Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies. All sources reserve replacement ratio was 135% (136% under SEC reporting standards, based on reserve additions from Eni’s consolidated subsidiaries), with an average reserve life index of 10 years (10 years at December 31, 2007). Excluding the price effect, the replacement ratio would be 83%.
  In the medium-term, Eni expects to replace 130% of produced reserves at the Company’s long-term price deck of $57 per barrel, leveraging on the high mineral potential of Eni’s assets in the Caspian Sea, West Africa, North Africa, the Gulf of Mexico and new high potential areas.

I EXPLORATION AND DEVELOPMENT EXPENDITURES

  In 2008, exploration expenditures amounted to euro 1,918 million (up 15.6% from 2007) to execute a very extensive campaign in well established areas of presence. A total of 111 new exploratory wells were drilled (58.4 of which represented Eni’s share), in addition to 21 exploratory wells in progress at year end (12 net to Eni). The overall commercial success rate was 36.5% (43.4% net to Eni). The main discoveries were made in: Angola, Australia, Congo, Croatia, Egypt, the Gulf of Mexico, Italy, Libya, Nigeria, Norway, Pakistan, Tunisia and the United Kingdom.
  Development expenditures were euro 6,429 million (up 38.5% from 2007), in particular in the Gulf of Mexico, Kazakhstan, Italy, Nigeria, Egypt, Australia and Congo.

Strategies
Eni’s Exploration & Production business boasts strong competitive positions in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and West Africa and the Gulf of Mexico. A high-quality portfolio, geographically focused and resilient, with one of the lowest breakeven prices in the industry, high exposure to the most competitive giant projects and long-standing relationships with key host countries will enable Eni to deliver industry-leading growth even in current market conditions. Our excellent track record of successfully bringing on stream projects on time and budget and

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integrating acquired assets as well as operational excellence underpins our ambitious production and reserve replacement targets to 2012 and beyond. Consistent with this goal, strategic guidelines for Exploration & Production division have remained basically unchanged in the years, as follows:

Maintain strong production growth

Ensure medium to long-term business sustainability by focusing on reserve replacement

Develop new projects to fuel future growth

Develop the LNG business

Capture the upstream cost reduction

In order to carry out these strategies, over the next four years Eni intends to invest approximately euro 32.6 billion to fund organic growth and exploration initiatives; euro 1.8 billion of which will be spent to build transportation infrastructures and execute of LNG projects through equity-accounted entities.

MAINTAIN STRONG
PRODUCTION GROWTH
Eni’s strategy of delivering production growth is focused on conventional activities and on high quality assets, located largely in three core areas of Africa, OECD countries and Central Asia/Russia where we develop giant projects with scale benefits. These main areas are characterized by low lifting cost and a competitive time to market and in our plans will absorb more than 90% of our development expenditures. Projected start-ups over the next four years will add 525 kboe/d by 2012, 85% of which is related to projects which will be profitable even with an oil price scenario below $45 per barrel. Our efforts will be supported by our ongoing commitment in establishing strategic partnerships, leveraging on the so-called "Eni co-operation model" that integrates sustainable activity in the territory and the traditional business of hydrocarbon exploration and production. Development of new reserves and management of mature fields require a significant amount of capital expenditures. In 2008, Eni invested euro 6.4 billion on developing activities. In the next four years, the Company plans to invest approximately euro 26.9 billion evenly allocated among projects to fuel growth over the medium-term and long-term growth projects and projects designed to counteract mature field declines. More importantly, a large share of those planned capital expenditures is either uncommitted or associated with sanctioned projects for which construction contracts have yet to be awarded. This leaves us with the flexibility to reschedule construction and procurement activities so as to benefit from ongoing downward trends in rates of oilfield services and purchase costs of goods and equipment. Additional cost control measures will address our ongoing operations.	PRODUCTION: 2008 AND OUTLOOK
Oil and natural gas production for the full year 2008 averaged the record level of 1,797 kboe/d, an increase of 61 kboe/d, or 3.5%, from a year earlier. This improvement mainly benefited from the assets acquired in the Gulf of Mexico, Congo and Turkmenistan (up 62 kboe/d), as well as continuing production ramp-up in Angola, Congo, Egypt, Pakistan and Venezuela. These positives were partially offset by mature field declines as well as planned and unplanned facility downtime in the North Sea and hurricane-related impacts in the Gulf of Mexico (down 11 kboe/d). Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 37 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 5.6%. The share of oil and natural gas produced outside Italy was 89% (88% in the full year 2007).
During the year, we achieved a number of field start-ups: (i) offshore Angola, we started the Mondo and Saxi/Batuque fields in Block 15 (Eni’s interest 20%). Peak production at 100 kbbl/d (18 net to Eni) was achieved at both fields in 2008; (ii) in Alaska, the Oooguruk oil field (Eni’s interest 30%) by linking to onshore facilities located on an artificial island. Peak production at 17 kboe/d is expected in 2011; (iii) in the Bhit permit (Eni operator with a 40% interest) the third treatment unit was started and increased the plant capacity leading to the start-up of the satellite Badhra field; (iv) in Venezuela, the Corocoro field. Peak production at 66 kbbl/d (17 net to Eni) is expected in 2010; (v) in Egypt, the Taurt field in Ras el Bar concession (Eni’s interest 50%), achieving peak production at approximately 38 kboe/d (13 net to Eni); (vi) in Congo, the Awa Paloukou (Eni’s interest 90%) and Ikalou-Ikalou Sud (Eni’s interest 100%) operated fields, with production peaking at 13 kboe/d net to Eni in 2009.

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In the medium-term, Eni expects to achieve a production level in excess of 2.05 mmboe/d, corresponding to an average annual growth rate of 3.5% over the 2009-2012 four-year period under Eni’s Brent price scenario at $55 per barrel in 2012. Forward, Eni projects an approximately 3% annual growth rate until 2015. To achieve those targets, we intend to leverage on the development of our high-quality asset portfolio, particularly:
  A robust pipeline of start-ups, particularly in Kazakhstan, Russia, Congo, Algeria, Nigeria, the Gulf of Mexico and Norway. Certain projects are currently being executed; others are in the appraisal phase or waiting for sanctioning;
  Projects designed to support the current production plateau at our competitive giant fields including the Western Libyan Gas project in Libya, Karachaganak in Kazakhstan, Val d’Agri in Italy and M’Boundi in Congo;
  Projects designed to monetize our stranded gas reserves trough the LNG chain mainly in Nigeria, Egypt, Angola and Libya as well of our existing opportunities in unconventional oils to support growth beyond the plan horizon.

ENSURE MEDIUM TO LONG-TERM
BUSINESS SUSTAINABILITY BY FOCUSING
ON RESERVE REPLACEMENT
Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of its business. We will pursue this goal by:

  Optimizing our portfolio of development properties by focusing on core areas, seeking new strategic opportunities;
  Searching for new exploration opportunities targeting a sound balance between high risk/high reward initiatives and established/mature projects.

In 2008 Eni added approximately 2.4 bboe to its resource base mainly due to the First Calgary assets acquired and successful exploration. Between 2004 and 2008, exploration reserves were approximately 4.3 bboe (1.1 bboe mmboe in 2008), higher than our cumulative production over the same period. Positive contributions came from both legacy countries such as West and North Africa as well as the North Sea and new frontier areas such as the deep waters of the Gulf of Mexico and Brazil (through our affiliate Galp; Eni’s interest 33.34%). Eni’s resource base now stands at 29 bboe under Company’s long-term price scenario.
And will secure 44 years of production at current rates.

Leveraging the high mineral potential of Eni’s assets located in core areas such as the Caspian Sea, West Africa, North Africa, the Gulf of Mexico and new high potential areas, in the medium-term, Eni expects to replace 130% of produced reserves at the Company’s long-term price scenario.
Exploration activities will be the pillar in enlarging Eni’s resource base in order to fuel new production and in securing access to new opportunities. In light of this, management will devote a great deal of focus and effort to exploration. In 2008, Eni exploration expenditures amounted to euro 1,918 million (up 15.6% from 2007) to execute a very extensive campaign in well established areas of presence. A total of 111 new exploratory wells were drilled (58.4 of which represented Eni’s share). The overall commercial success rate was 36.5% under SEC reporting standards (43.4% net to Eni). In 2008 we acquired new acreage for an extension of 57,361 square kilometers (99% operated), particularly in Angola, Alaska, Algeria, Indonesia, Norway, the United Kingdom and the Gulf of Mexico.
In the next four years, management plans to invest a cumulative euro 4.1 billion in exploratory projects.
The cornerstones of Eni’s exploration strategy are:
  to concentrate resources in core areas: approximately 80% of planned expenditures will be directed to 10 countries;
  to conduct activities in recently acquired areas with high risk/high reward opportunities;
  to optimize our exploration portfolio;
  to selectively assess opportunities to enhance the competitiveness of Eni’s full-cycle production costs.

Eni intends to concentrate investments in well established areas of presence where availability of production facilities, existing competencies and long-term relationships with host countries will enable Eni to readily put in production discovered resources, reducing the time to market and capturing synergies. On the other hand, Eni expects to selectively pursue high risk/high reward opportunities arising from expansion in areas with high mineral potential.
As of December 31, 2008 Eni’s mineral right portfolio consisted of 1,244 exclusive or shared rights for exploration and development in 39 countries on five continents for a total net acreage of 415,494 square kilometers. Of these 39,244 square kilometers regarded development properties. Over the last four years, Eni has renewed approximately 89% of its exploration acreage. Leveraging on the strengthening in core areas of Africa, Central Asia and Russia where Eni already boasted leadership, we increased our portfolio diversity and exposure to less risky areas.

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Main start-ups 2009-2012	Year	w. i.	Operatorship	Peak 100%
Algeria
Rom Integrated	2010	100%		X	20 kboe/d
IAN/EOR	2011	22.38%		X	15.4 kboe/d
Menzel Ledjmet East	2011	75%		X	55 kboe/d
Central Area Field Complex	2012	75%		X	65 kboe/d
El Merk	2012	12.25%			145 kboe/d
Angola
Tombua-Landana	2009	20%			100 kboe/d
A-LNG	2012	13.6%			150 kboe/d
Mavacola	2012	20%			64 kboe/d
Australia
Blacktip	2009	100%		X	14 kboe/d
Kitan	2011	40%		X	35 kboe/d
Congo
M’Boundi water injection	2009	81%		X	35 kboe/d
Libondo	2010	35%			8 kboe/d
M’Boundi Gas	2010	100%		X	22 kboe/d
Egypt
Seth	2011	50%			25 kboe/d
Karawan	2012	50%		X	6.2 kboe/d
Italy
Val d’Agri, Phase 2	2010	60.77%		X	40 kboe/d
Panda/Argo/Cassiopea	2011	60%		X	10 kboe/d
Libya
Western Libyan Gas Project + 1	2009	50%		X	22 kboe/d
Bouri - gas	2010	50%		X	6.6 kboe/d
Wafa redevelopment	2011	50%		X	28 kboe/d
Kazakhstan
Kashagan, Phase 1	2012	16.81%		X	450 kboe/d
Nigeria
Abo, Phase 2	2009	85%		X	14 kboe/d
Oyo	2009	40%		X	29 kboe/d
Norway
Tyrhians	2009	6.2%			90 kboe/d
Morvin	2010	30%			45 kboe/d
Gamma	2011	17%			20 kboe/d
Marulk	2011	20%		X	30 kboe/d
Pakistan
Gambat	2009	23.68%			10 kboe/d
Russia
Sambursgkoye	2010	30%	(a)	X	143 kboe/d
Tunisia
Maamoura	2009	49%		X	7 kboe/d
Baraka	2010	49%		X	6 kboe/d
United Kingdom
Burghley	2009	21.9%			17 kboe/d
Jasmine	2012	33%			100 kboe/d
United States
Longhorn	2009	75%		X	29 kboe/d
Thunderhawk	2009	25%			36 kboe/d
Appaloosa	2010	100%		X	5.6 kboe/d
Nikaitchuq	2010	100%		X	26 kboe/d
Stones	2011	15%			19 kboe/d

(a)	Considering that Gazprom exercises a call option.

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ACTIVITY AREAS

ITALY
Eni has been operating in Italy since 1926. In 2008 Eni’s oil and gas production amounted to 199 kboe/d.
Eni’s activities in Italy are deployed in the Adriatic Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley on a total acreage of 25,522 square kilometers (20,409 net to Eni).
Eni’s exploration and development activities are regulated by concession contracts.
Production is expected to remain stable in the medium-term despite mature field declines, due to the continued ramp-up of production in Val d’Agri, ongoing development projects and planned initiatives for counteracting mature fields decline, particularly in gas fields.

Adriatic Sea
Production Fields in the Adriatic Sea accounted for 48% of Eni’s domestic production in 2008. Main operated fields are Barbara (124 mmcf/d net to Eni), Angela-Angelina (57 mmcf/d), Porto Garibaldi (49 mmcf/d), Cervia (39 mmcf/d) and Tea-Arnica-Lavanda (42 mmcf/d). Production is operated by means of 87 fixed platforms (3 of these are manned) installed on the main fields, to which satellite fields are linked by underwater infrastructures. Production is carried by sealine to the mainland where it is input in the national gas network.
Development Activities for the year concerned sidetrack and infilling actions for recovering residual

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potential of main gas fields in particular, Antares, Cervia, Emma, Fratello Nord, Giovanna, Hera-Lacinia and Luna. Planned activities concern: (i) the upgrade of the water injection system and facilities at the Angela-Angelina field; (ii) sidetrack and infilling actions on Annalisa, Barbara, Bonaccia and completion of Cervia and Luna fields; (iii) development of the Annamaria and Guendalina fields. The Annamaria project provides for the installation of a production platform, the drilling of 6 wells and the linkage by sealines to the Fano plant. Start-up is expected in 2009. Actions on Guendalina include the drilling of 2 wells, the installation of a platform and the linkage by existing facilities to the Ravenna plant. Start-up is expected in 2010.
Exploration Exploration activity concerned the assessment of the residual mineral potential of this area.

Central-Southern Apennines
Production Eni is operator of the Val d’Agri concession (Eni’s interest 60.77%) in the Basilicata region, resulting from the unitization of the Volturino and Grumento Nova concessions made in late 2005. Production from the Monte Alpi, Monte Enoc and Cerro Falcone fields is fed by 21 production wells of the 47 foreseen by the sanctioned development plan and is treated at the Viggiano oil center with a treatment capacity of 104 kbbl/d. Oil produced is carried to Eni’s refinery in Taranto via a 136 kilometers long pipeline. Gas produced is treated at the Viggiano center. In 2008 the Val d’Agri concession produced 95 kboe/d (58 net to Eni) corresponding to 29% of Eni’s production in Italy.
Development Activities in Val d’Agri concerned the continuation of the drilling program, sidetracking actions and the upgrade of production facilities with the completion of the first development phase.
The main development activities in natural gas concern the Capparuccia field with the drilling of second production well and the construction of a treatment station linked to the Italian natural gas transportation network. Start-up is expected in 2010.
Exploration Exploration activity concerned the survey of mineral potential in the area. In 2008 Eni was awarded two exploration permits onshore in Puglia region.

Sicily
Production Eni is operator of 15 production concessions onshore and offshore Sicily. Its main fields are Gela, Ragusa, Giaurone, Fiumetto and Prezioso, which in 2008 accounted for 9% of Eni’s production in Italy.
Development In 2007 activities concerned: (i) workover and infilling actions on the Gela and Fiumetto fields for the recovery of the residual mineral potential; (ii) upgrading of facilities at the Bronte and Gagliano plants.
Other onshore activities concerned sidetracking on the Gela and Bronte fields and the development of the Tresauro oil field. The recovery of the residual reserves of the Tresauro field will be obtained by drilling 2 wells that are expected to be linked to the Ragusa treatment

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station, with start-up expected in 2011. In 2009 a long test production is expected.
Offshore activities concerned the finalization of the joint development program of the three recent discoveries (Panda, Argo and Cassiopea). The project provides for the drilling of 4 underwater producing wells and the installation of a production platform linked to the existing onshore treatment facilities. The mineral potential of the area is estimated at approximately 98 mmboe. Start up is expected in 2011.
Exploration Exploration activity was successful with the Cassiopea gas discovery and the positive appraisal of the Argo gas field. The two operated discoveries (Eni’s interest 60%) confirmed the relevant mineral potential of this area.

Po Valley
Production Fields in the area accounted for 3% of Eni’s production in Italy in 2008.
Development Activities in the year regarded mainly optimization actions at the Villafortuna field by means of workover as well as sidetracking activity at the Cascina Cardana field.
Development continued at the Longanesi and Canonica d’Adda fields. The Longanesi project provides for the drilling of three production wells and the linkage to the San Potito plant, that is expected to be revamped. Start-up is expected in 2011. Activities on Canonica d’Adda field concerned the drilling of a well and the construction of a new treatment station. Start-up is expected in 2011.

NORTH AFRICA

Algeria
Eni has been present in Algeria since 1981. In 2008, Eni’s oil and gas production averaged 83 kboe/d.
Operating activities are located in the Bir Rebaa area in the South-Eastern desert and include the following exploration and production blocks: (a) Blocks 403a/d (Eni’s interest 100%); (b) Blocks 401a/402a (Eni’s interest 55%); (c) Blocks 403 (Eni’s interest 50%) and 404a (Eni’s interest 12.25%); (d) under development Blocks 212 (Eni’s interest 22.38%), 208 (Eni’s interest 12.25%) and 405b (Eni’s interest 75%), following the purchase in 2008 of a 100% interest in Canadian company First Calgary.
In December 2008, following an international bid procedure, Eni was awarded the operatorship of the Kerzaz exploration block (Block 319a-321a) covering a gross acreage of 16,000 square kilometers. Exploration activity start-up is expected in 2009.

Gross acreage of Eni’s interests in Algeria was 2,921 square kilometers (909 net to Eni).
Exploration and production activities in Algeria are regulated by Production Sharing Agreements (PSAs) and concession contracts.
In the medium-term, production is expected to increase due to the development and integration of the First Calgary acquired assets with an expected production in excess of 110 kboe/d in 2012.

BLOCKS 403a/d
Production Production in the area is supplied mainly by the HBN and Rom and satellite fields and accounted for approximately 12% of Eni’s production in Algeria in 2008. The production is treated at the Bir Rebaa oil plant with a treatment capacity of 80 kbbl/d and then exported by pipeline.
Development The main project underway is the integrated development of the Rom and satellites reserves (Zea, Zek and Rec) following a re-appraisal of the resources in this area. Current production is collected at the Rom Central Production Facility (CPF) and delivered to the treatment plant in Bir Rebaa North. The development project provides construction of a new oil treatment plant with a capacity of 32 kbbl/d with production start-up expected in 2012.

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BLOCKS 401a/402a
Production Production in this area is supplied mainly by the Rod and satellite fields. Blocks 401a/402a accounted for approximately 23% of Eni’s production in Algeria in 2008. Infilling activities are being performed in order to maintain the current production plateau.
Exploration Exploration activity was successful with the ROD-21 appraisal well that started production through existing facilities.

BLOCK 403
The main fields in the area are BRN, BRW and BRSW fields. Block 403 accounted for approximately 14% of Eni’s production in Algeria in 2008. Exploration activities for appraising the mineral potential of the area are planned.

BLOCK 404a
Exploration activity yielded positive results with the BKNE-24 and HBNSE-12 appraisal wells, with the latter starting production through existing facilities.

BLOCK 405b
In November 2008 Eni completed the acquisition of First Calgary Petroleum Ltd, a Canadian company active in Algeria. Assets acquired, MLE and CAFC located in the Ledjement area, hold estimated reserves higher than 1.3 billion boe, half of which are gas reserves. Production start-up is expected in late 2011 with a production plateau of approximately 30 kboe/d net to Eni by 2012.

BLOCK 208
Block 208 is located south of Bir Rebaa. The El Merk Synergy, designed to jointly develop of this block and adjoining blocks operated by other companies, is the main project underway in Algeria. The project scheme provides the construction of a Central Production Facility with a capacity of 11 kboe/d net to Eni.
In 2008 following an international bid procedure, the seven EPC contracts of the project have been awarded. Start-up is expected in the first quarter 2012. The final investment decision is expected in 2009.

Egypt
Eni has been present in Egypt since 1954 and is the first international oil operator with a gross production amounting to 610 kboe/d (240 net to Eni) in 2008, over a total acreage of 26,335 square kilometers (9,741 net to Eni). Eni’s main producing liquid fields are located in the Belayim concession (Eni’s interest 100%) and offshore the Gulf of Suez. Gas production mainly comes from the operated or participated concession of North Port Said (former Port Fouad, Eni’s interest 100%), Baltim (50% interest), Ras el Barr (50% interest, non-operated) and el Temsah (50% interest) offshore the Nile Delta. In 2008 production from these concessions also including a portion of liquids accounted for 90% of Eni’s production in Egypt.
Exploration and production activities in Egypt are regulated by concession contracts and PSAs.
In the next four years Egypt confirms to be one of Eni’s largest oil and gas producing countries.

GULF OF SUEZ
Production Liquid production mainly came from the Belayim field, Eni’s first large oil discovery in Egypt, which produced 53 kbbl/d net to Eni in 2008. Other producing assets are located in the Ashrafi concession which in 2008 produced 4 kbbl/d. In 2008 the West Ashrafi (Eni’s interest 100%) field started-up with underwater completion and linkage to existing facilities.
Development Basic engineering activities continued for upgrading the water injection system of the Belayim field in order to optimize the recovery of its mineral potential.

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Exploration Exploration activity concerned the drilling of 4 wells of which 2 oil discoveries. In addition 113-M-01 exploratory well was in progress at year end.

NILE DELTA
North Port Said
Production Eni’s production for the year amounted to 353 mmcf/d net to Eni. Part of the production of this concession is supplied to the NGL (natural gas liquids) plant owned by United Gas Derivatives Co (Eni’s interest 33%) with a treatment capacity of 1.1 bcf/d of natural gas and a yearly production of 410 ktonnes of propane, 334 ktonnes of LPG and 2.1 mmbbl of condensates.
Development Ongoing development activities aim at supporting the current gas production level. Recovery of the residual mineral potential of the Faryouz field is underway by means of sidetracking and upgrading of facilities aimed at increasing treatment capacity to 18 mmcf/d and 1 kbbl/d of condensates. Upgrading progressed at the el Gamil compression facility to support the el Temsah and Ras el Barr production concessions.

Baltim
Production In this concession Eni’s production for the year amounted to 106 mmcf/d. During the year, development activities were started at the Abu Madi plant in order to increase compression capacity supporting production from Baltim.

Ras el Barr
Production This concession contains three fields: Ha’py, Akhen and Taurt. Eni’s production in 2008 amounted to 177 mmcf/d.
The Taurt field started-up and was linked to the onshore West Harbour treatment plant. Production peaked at approximately 38 kboe/d (13 net to Eni) in 2008.

El Temsah
Production Eni’s production in 2008 amounted to 53 kboe/d through the completion of phase A of the development of the Denise field which started-up late in 2007.
Development Ongoing development activities aim at maintaining a gas production level of 180 kboe/d (54 net to Eni). The development project concerned mainly: (i) the second phase at the Denise field through the drilling of 4 producing wells to be linked to the dedicated Denise platform; (ii) the recovery of the mineral potential of the North Bardawil and Tekah fields through the drilling of additional producing wells and linkage to existing facilities.

Exploration in the Nile Delta
An extensive exploration and appraisal campaign is underway for assessing the large mineral potential of the Nile Delta area. Exploration achieved a significant gas discovery with the Satis well (Eni’s interest 50%) and the positive appraisal of Ha’py. In addition 2 wells were in progress at year end.

WESTERN DESERT
Other production activities are located in the Western Desert, in particular in the Melehia (Eni’s interest 56%) and West Razzak (Eni’s interest 80%) development permits containing mainly oil. Concessions in the Western Desert accounted for approximately 8% of Eni’s production in Egypt in 2008.

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Exploration activity yielded positive results with the Eky discovery in the East Kanayis block (Eni operator with a 100% interest) which is part of the acquired Burren assets and with the Jasmine East discovery (Eni’s interest 56%).

THE LNG BUSINESS IN EGYPT
Through its affiliate Unión Fenosa Gas, Eni has an indirect interest in the Damietta natural gas liquefaction plant with a producing capacity of 5.1 mmtonnes/y of LNG corresponding to approximately 268 bcf/y of feed gas. Eni is currently supplying 53 bcf/y to the first unit for a twenty-year period. Natural gas supplies derived from the Taurt and Denise fields with 23 kboe/d net to Eni of feed gas.
In 2008 the study activities are carried out for doubling LNG plant capacity by means of the construction of a second train with a producing capacity of 268 bcf/y. Eni will supply 88 bcf/y to the second train for a twenty-year period. The sanction from relevant Egyptian Authorities is pending. The reserves have already been identified which are destined to feed this second train, including additional amounts of 12 tcf that must be developed to meet the country’s domestic requirement under existing laws.

Libya
Eni started operations in Libya in 1959. In 2008 Eni’s oil and gas production averaged 306 kboe/d, the portion of liquids being 48%. Production activity is carried out in the Mediterranean offshore facing Tripoli and in the Libyan Desert area, over a total acreage of approximately 36,375 square kilometers (18,164 net to Eni).
In June 2008, Eni and the Libyan national oil company ("NOC") finalized six Exploration and Production Sharing contracts (EPSA) converting the original agreements that regulated Eni’s exploration and development activities in the country. The terms of Eni properties in Libya have been extended till 2042 and 2047 for oil and gas properties respectively. The two partners have also agreed to develop a number of industrial initiatives designed to monetize the large reserve base, particularly through the implementation of important gas projects.
The economic effects and Eni’s production entitlements based on the new contracts have been determined effective from January 1, 2008.
Under this agreement the properties owned by Eni have been grouped into six contract areas as follows: (i) area A including the former concession 82 (Eni’s interest 50%); (ii) Area B, former concessions 100 (Bu Attifel field) and the NC 125 field (Eni’s interest 50%); (iii) Area E with El Feel (Elephant) field (Eni’s interest 33.3%); (iv) Area F with Block 118 (Eni’s interest 50%). Offshore areas are: (i) Area C with the Bouri oil field (Eni’s interest 50%); (ii) Area D with Blocks NC 41 and NC 169 (onshore) that feed the Western Libyan Gas Project (Eni’s interest 50%).
In the exploration phase, Eni is operator of four onshore blocks in the Muzurk basin (161/1, 161/2&4, 176/3) and in the Kufra area (186/1, 2, 3 & 4).
Eni’ s production in Libya is expected to post an increase in the next four years due to the expected ramp-up of new mineral structures near the Western Libyan Gas Project fields with the support of the upgrade of the GreenStream pipeline, despite mature field declines. Eni targets a production level in excess of 280 kboe/d in the medium-term, making Libya Eni’s first hydrocarbon producing country.

AREA A
Located in the Eastern-Central Libyan Desert, it includes six fields, started-up in 1984, which are linked to existing facilities at the nearby Bu Attifel field (Area B). In 2008 production from these fields amounted to approximately 16 kbbl/d (approximately 4 net to Eni). An extensive exploration activity has been planned in the medium term

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to monetize the residual mineral potential of the area. Exploration activity yielded positive result with the YY-1 discovery well that showed oil bearing structures at 5,000 meters depth.

AREA B
Located in the Eastern-Central Libyan Desert, it includes the Bu Attifel oil and gas field discovered in 1967 and started-up in 1972, as well as the smaller NC 125 field. Eni’s production in 2008 amounted to 99 kbbl/d (22 net to Eni). In the medium-term an extensive drilling of infilling wells is aimed at recovering the residual mineral potential as supported by the upgrading of the gas compression plant.

AREA C
Production This area is located in the Mediterranean offshore facing Tripoli. The Bouri oil field, discovered in 1976, produced approximately 51 kbbl/d (approximately 24 net to Eni) in 2008. The field is exploited through two platforms linked to an FSO unit with a storage capacity of approximately 1.5 mmbbl.
Development A plan to monetize flaring gas and condensates associated is underway. Gas and condensates will be delivered by means of underwater pipelines to the Sabratha platform and from here to the Mellitah plant. Studies are underway for developing residual reserves by means of drilling in the western area of the reservoir. In addition, the replacement of the operating FSO unit is being assessed. The additional phase to optimize the oil recovery is planned.

AREA D
Production The area includes the offshore NC41 block and the onshore NC169 block jointly developed in the Western Libyan Gas Project (Eni’s interest 50%). Production comes from: (i) the Wafa onshore field that was started-up in September 2004. In 2008 this field produced 132 kboe/d of liquids and natural gas (110 net to Eni); (ii) the Bahr Essalam offshore field that was started-up in August 2005. In 2008 this field produced 148 kboe/d of liquids and natural gas (121 net to Eni). Onshore production is treated at the Wafa facility and delivered by pipeline to the Mellitah plant for the export of gas and fractioning and marketing of condensates. Offshore production is operated through the Sabratha platform located on the Bahr Essalam field where gas and liquids undergo a pre-treatment phase and are delivered via sealine to the Mellitah plant. Most of the natural gas produced is exported to Europe through the GreenStream pipeline. In 2008 volumes delivered through this pipeline were 332 bcf, equal to 90% of the total gas production of these fields.

In addition, 35 bcf were sold on the Libyan market for power generation.
Development The plans for the monetization of gas reserves ratified in the Eni and NOC strategic agreements concern: (i) upgrading of plants and facilities of the West Libyan Gas project, development of structure A and upgrading of the GreenStream pipeline through the installation of new compressor units (5 and 6) in order to increase gas exports by 106 bcf fully operating from 2014; (ii) development of new offshore fields in the former A-NC118 area; (iii) construction of a new liquefaction plant with a capacity of 177 bcf/y at Mellitah.
Exploration Exploration activities was successful with the U1-NC41 discovery well showing the presence of oil and natural gas and the D4-NC41 appraisal well showing the presence of gas and condensates.

AREA E
Production Located in the South-Western Libyan desert about 800 kilometers from Tripoli, production of this area is provided mainly by the El Feel (Elephant) field. In 2008 the field produced

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approximately 126 kbbl/d (approximately 23 net to Eni). Production is treated at the field’s facilities and then delivered by pipeline to the Mellitah plant for storage and marketing.
Development Ongoing activities aim at maintaining the production plateau through water injection.

AREA F
In the Western Libyan Desert, the A-NC118 field is under development after the declaration of commercial discovery at the end of 2006. Production will be delivered via the pipeline linking Wafa to Mellitah. The plan provides also for a phase following that of natural depletion with water alternative gas injection to maintain production capacity. Production start-up under phase A is expected at the end of 2010.

Tunisia
Eni has been present in Tunisia since 1961. In 2008 Eni’s production amounted to 16 kboe/d. Eni’s activities are located mainly in the Mediterranean offshore facing Hammamet and in the Southern desert areas over a total acreage of 6,464 square kilometers (2,274 net to Eni).
Exploration and production in this country are regulated by concessions.
Eni’s production in Tunisia is expected to post an increase in the medium-term due to the development of recently discoveries.
Production Production mainly comes from the Adam (Eni operator with a 25% interest), Oued Zar (Eni operator with a 50% interest), MLD (Eni’s interest 50%) and El Borma (Eni’s interest 50%) onshore blocks. The ongoing development activities mainly regarded the optimization of production at the Adam, Oued Zar, MLD and El Borma concessions.
Development Development activities started at the production platform of the Maamoura (Eni’s interest 49%) and Baraka (Eni’s interest 49%) fields. Production start-up is expected in 2009.
Exploration Exploration activities yielded positive results in the following permits: a) Adam (Eni operator with a 25% interest), where the MEJDA-1 and EL AZZEL NORTH 1 wells showed the presence of oil; b) Bek (Eni operator with a 25% interest), where the ABIR-1 well found oil and natural gas; c) MLD where the LASSE-1 well found oil and natural gas; d) El Borma where the EB-406 exploratory well showed additional oil resources.

WEST AFRICA

Angola
Eni has been present in Angola since 1980. In 2008 Eni’s production averaged 126 kboe/d. Eni’s activities are concentrated in the conventional and deep offshore over a gross acreage of 20,492 square kilometers (3,323 net to Eni).
The main blocks participated by Eni are: (i) Block 0 in Cabinda (Eni’s interest 9.8%) west of the Angolan coast; (ii) Development Areas in the former Block 14 (Eni’s interest 20%) in the deep offshore west of Block 0; (iii) Development Areas in the former Block 15 (Eni’s interest 20%) in the deep offshore of the Congo basin. Eni also holds interests in other minor concessions, in particular in some areas of Block 3 (with interests varying from 12 to 15%) and in the Lianzi Development Area (former 14K/A IMI Unit Area-Eni’s interest 10%). In the exploration phase, Eni is operator of Block 15/06 (with a 35% interest) and holds interests in Block 3/05-A with a 12% interest.
In May 2008, Eni acquired a 10% interest in the Cabinda North Block from the state oil company Sonangol.
In August 2008 Eni signed a Memorandum of Understanding with Sonangol for the definition of an integrated model of cooperation and development. The agreement covers onshore development activities and construction of facilities in Angola designed to monetize flaring gas as well as collaboration in the field of bio-fuels.
Exploration and production activities in Angola are regulated by concessions and PSAs.
Production is expected to increase in the next four years reflecting contributions from ongoing development projects, despite mature field declines. In the medium-term Angola will confirm its status as one of Eni’s largest oil and gas producing countries with a level of approximately 150 kbbl/d.

BLOCK 0
Production Block 0 is divided into areas A and B. In 2008 production from this block amounted to 365 kbbl/d (36 net to Eni). Oil production from area A, deriving mainly from the Takula and Malongo fields amounted to 20 kbbl/d net to Eni. Production of area B derives mainly from the Bomboco, Kokongo, Lomba, N’Dola, Nemba and Sanha fields, and amounted to 16 kbbl/d net to Eni.
Development Development of the Banzala oil field was completed with the installation and start-up of the third production platform. Production is expected to peak in 2009 at 27 kbbl/d (3 net to Eni).

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Within the activities for reducing gas flaring, projects progressed at the Takula and Nemba fields.
The start-up of Takula project is expected in 2009. Gas currently flared will be re-injected in the field; condensates will be shipped via a new pipeline to the Malongo treatment plant to be converted into LPG. Development activities at the Nemba field are planned including the drilling of three gas injection wells and the installation of a new production platform. As a result, flared gas is expected to be reduced by approximately 85% with start-up in 2011.
Development of Mafumeira field moved forward with installation of production facilities. Start-up is expected in 2012 with production peaking at 35 kbbl/d.
Exploration Exploration yielded positive results with the Kambala appraisal well showing the presence of oil.

BLOCK 3
Production Block 3 is divided into three production areas. In 2008 production from this block amounted to approximately 80 kbbl/d (approximately 4 net to Eni).

BLOCK 14
Production Development Areas in the former Block 14 produced 172 kbbl/d (22 net to Eni) in 2008, accounting for 18% of Eni’s production in Angola. It is one of the most fruitful areas in the West African offshore, recording 9 commercial discoveries to date. Its main fields are Kuito, started-up in 1999, flowing at 2 kbbl/d net to Eni and Benguela-Belize/Lobito-Tomboco, started-up in 2006, flowing at 29 kbbl/d net to Eni in 2008.
Development of Benguela-Belize/Lobito-Tomboco is still ongoing aimed at a production peak of 160 kbbl/d (20 net to Eni) in 2009. Production from these fields is supported by a Compliant Piled Tower provided with treatment facilities for Benguela/Belize and an underwater linkage system for Lobito/Tomboco.
Development The development project of the Landana and Tombua deepwater oil fields discovered in 1997 and 2001 respectively, provides for the construction of a Complied Piled Tower to recovery reserves of 320 mmbbl. Production is ongoing at Landana North linked to existing facilities at Benguela/Belize. Production is expected to peak in 2010 at 100 kbbl/d once the drilling program has been completed (46 planned production wells). Oil produced will be treated at Malongo, while associated gas will be re-injected in the Block 0 reservoir until 2012, when it will be delivered via a transport facility under construction to the A-LNG liquefaction plant described below.
Exploration Exploration activity was successful with the Lucapa-5 appraisal well showing the presence of oil.

BLOCK 15
Production Development Areas in the former Block 15 produced on average 651 kbbl/d (60 net to Eni) in 2008. This is considered the most interesting area in the West African offshore with recoverable reserves estimated at 2.55 bbbl of oil. Production derives mainly from the Hungo/Chocalho fields, started-up in August 2004, and the Kissanje/Dikanza fields, started-up in July 2005, as part of phases A and B of the global development plan of the Kizomba reserves. In 2008, these fields operated by FPSO unit yielded peak production of 472 kbbl/d (30 net to Eni).
In 2008 the Mondo and Saxi/Batuque fields were started-up by means of an FPSO vessel. Peak production at 100 kbbl/d (18 net to Eni) was achieved at both fields in 2008. In the medium-term production plateau will be supported by phased development of satellite discoveries and reservoir extensions.
Also producing in this area is the Xikomba field flowing at 12 kbbl/d (1 net to Eni).
Development In 2008 the final investment decision

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was achieved regarding development of the satellites Kizomba project - phase 1. The project plans to produce reservoir of the Clochas and Mavacola oil discoveries with a mineral potential estimated at 254 mmbbl. The project provides for the drilling of 18 producing wells linked to the FPSO vessels existing in the area. Associated gas will be initially re-injected in the reservoirs in the Kizomba areas A and B, and thereafter delivered to the A-LNG liquefaction plant. Start-up is expected in 2012. Peak production at 140 kbbl/d (28 net to Eni) is expected in 2013.
The second phase provides for production from nearby discoveries.
Gas gathering project, entailing the construction a pipeline collecting all gas from Block 15, Kizomba A and B, Mondo and Saxi/Batuque, is underway. Completion is expected in 2011.
Exploration Exploration activity yielded positive results with the Mavacola-3 appraisal well showing the presence of oil.

BLOCK 15/06
Exploration Exploration activities yielded positive results with the Ngoma and Sangos oil discoveries that were declared of commercial interest.
Activities were intense in areas near to high potential structures in order to provide guarantees for the joint development of the western part of the block.
In 2008 the 3D seismic survey of the north-west area was completed.

THE LNG BUSINESS IN ANGOLA
Eni holds a 13.6% interest in the Angola LNG Limited (A-LNG) consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda. It will be designed with a processing capacity of 1 bcf/y of natural gas and produce 5.2 mmtonnes/y of LNG and related products. The project has been sanctioned by relevant Angolan authorities. It envisages the development of 10,594 bcf of associated gas reserves in 30 years. The plant will also be fed with production from the offshore Quiluma and Atum/Polvo gas fields. The project also has a relevant environmental content. Start-up is expected in 2012. The LNG is expected to be delivered to the United States market at the re-gasification plant in Pascagoula, in the Gulf of Mexico, in which Eni will acquire a re-gasification capacity equivalent to approximately 198 bcf/y. In addition, Eni finalized with the same partners another agreement to be part of a second gas consortium which will evaluate existing gas discoveries and explore further potential in the Angolan offshore to support the feasibility of a second

LNG train. Eni is technical operator with a 20% interest.
In 2008 the final investment decision was sanctioned to build a pipeline linking the fields located in Blocks 0 and 14 to an LNG plant with completion expected in 2012.

Congo
Eni has been present in Congo since 1968. In 2008 production averaged 87 kboe/d net to Eni. Eni’s activities are concentrated in the conventional and deep offshore facing Pointe Noire and onshore covering a gross acreage of 15,655 square kilometers (8,244 net to Eni).
Eni’s principal oil producing interests operated in Congo are the Zatchi (Eni’s interest 65%) and Loango (Eni’s interest 50%) fields, Blocks Marine VI (Eni’s interest 65%), Marine VII (Eni’s interest 35.75%), M’Boundi (Eni’s interest 80.1% pursuant to the acquisition of Burren Energy) and Kouakouala A (Eni’s interest 66.67%).
Other relevant producing areas are a 35% interest in the Pointe Noire Grand Fonde and Pex permits. Eni also holds interests in the exploration phase in three deep offshore blocks: Mer Très Profonde Nord (Eni operator with a 40% interest), Mer Très Profonde Sud (Eni’s interest 30%), Marine X (Eni operator with a 72% interest), and Le Kouilou onshore permit (Eni operator with a 85% interest pursuant to the acquisition of Burren Energy).
In May 2008, Eni defined a cooperation agreement with the Republic of Congo intend to develop the country’s mineral potential. The agreement provides for: (i) development and extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits; (ii) collaboration in the use of vegetable oils, aimed at covering domestic demand for food uses and using exceeding amounts for the production of bio-diesel with Eni’s proprietary technology Ultra-Bio-Diesel; (iii) construction of a 450 MW electricity generation plant near the Djeno oil terminal, with start-up expected in 2009.
Exploration and production activities in the Congo are regulated by Production Sharing Agreements.
Production in Congo is expected to increase in the medium-term targeting a level in excess of 140 kbbl/d in 2012 due to the integration and development of recently acquired assets as well as projects underway.
Production Production is provided mainly by the M’Boundi (29 kboe/d), Zatchi (13 kboe/d) and Loango (8 kboe/d) fields; Tchibuela and Yanga/Snedji fields in the Pointe Noire Grand Fonde permit (overall 12 kboe/d) and by fields located in the Pex and Pointe Noire Grand Fonde

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(for a total of 11 kboe/d), Marine VI (approximately 7 kboe/d) and Marine VII (2 kboe/d) permits.
Production started-up at the Awa Palokou (Eni’s interest 90%) and Ikalou-Ikalou Sud (Eni’s interest 100%) operated fields, in the Marine X and Madingo permits, respectively. Awa Paloukou operates through a production platform linked to the Djeno terminal. Ikalou-Ikalou Sud operates on two platforms. Peak production of both fields is expected in 2009 at 13 kboe/d net to Eni.
Eni holds a 50% interest in the Djeno power plant. The plant has a 25 MW capacity and is fired with associated gas from the Kitina field (in Marine VII permit). It was started-up in 2002 and represents the first example of monetization of associated gas in Congo.
Development Development activities of the M’Boundi field moved forward under the new production scheme and layout to plan application of advanced recovery techniques and a design to monetize of associated gas. As agreed with the Congolese authorities the doubling of the Djeno power plant and a new power plant will be fired with associated at the M’Boundi field. Eni will hold a 20% interest in this second power station that will be fed also from the offshore discoveries of Marine XII permit, thus reducing gas flares. The final investment decision was sanctioned in 2008. The projects aim at qualifying as initiatives for the reduction of greenhouse gases in implementation of the Kyoto Protocol and as a contribution to the sustainable development of the Congo.
Oil sands project Within the cooperation agreement signed with the Republic of Congo, this project concerns the development and extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits. The two deposits that cover acreage of approximately 1,790 square kilometers are deemed to contain significant amounts of resources based on a recent survey. Eni plans to monetize the heavy oil by applying its EST (Eni Slurry Technology) proprietary technology intended to fully convert the heavy barrel into high quality light products. The project will also benefit from synergies resulting from the close proximity of the M’Boundi oilfield.
Exploration Appraisal activities were started in the Marine XII permit, while the 2D seismic campaign on the Tchikatanga and Tchikatanga-Makola oil sands was completed.

Nigeria
Eni has been present in Nigeria since 1962. In 2008, Eni’s oil and gas production averaged 122 kboe/d over a gross acreage of 44,049 square kilometers (8,574 net to Eni) located mainly in the onshore and offshore of the Niger Delta.
In the development/production phase Eni is operator of 4 onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%) and offshore OML 125 (Eni’s interest 85%), OMLs 120-121 (Eni’s interest 40%) and holds a 12.5% interest in OML 118 as well as in OML 119 and 116 service contracts. Through SPDC JV, the largest oil joint venture in the country, Eni also holds a 5% interest in 31 onshore blocks and a 12.86% interest in 5 conventional offshore blocks.
In the exploration phase Eni is operator of Oil Prospecting Leases (OPL) 244 (Eni’s interest 60%), OML 134 (former OPL 211 - Eni’s interest 85%) and onshore OPL 282 (Eni’s interest 90%) and OPL 135 (Eni’s interest 48%). Eni also holds a 12.5% interest in OML 135 (former OPL 219).
In December 2008 Eni exercised its pre-emption rights on the remaining 49.81% interest in Blocks OML 125 and 134. On the same occasion Eni transferred a 15% stake to the Nigerian company OANDO. This transaction has been approved by relevant authorities.
Exploration and production activities in Nigeria are regulated mainly by Production Sharing Agreements and concession contracts as well as in two blocks by service contracts, where Eni acts as contractor for state owned companies.

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Production is expected to increase in the medium-term mainly due to the development of gas reserves. Production net to Eni is expected to achieve a level of approximately 200 kboe/d, confirming Nigeria among Eni’s largest producing countries.

OMLs 60, 61, 62 AND 63
Production Onshore licenses OMLs 60, 61, 62 and 63 accounted for 39% of Eni’s production in Nigeria in 2008. Liquid and gas production is supported by the LNG plant at Obiafu-Obrikom with a treatment capacity of approximately 706 mmcf/d and by the oil tanker terminal at Brass with a storage capacity of approximately 3.5 mmbbl. A large portion of the gas reserves of these four OMLs is destined to supply the Bonny liquefaction plant (see below). Another portion of gas production is employed in firing the combined cycle power plant at Kwale-Okpai with a 480 MW generation capacity. In 2008 supplies to this power station were an overall amount of 53 mmcf/d, corresponding to approximately 9.5 kboe/d (2 net to Eni). This project is part of the Nigerian government and Eni’s plans for the reduction of carbon dioxide emissions and qualifies as CDM as provided for by the Kyoto Protocol.
Development In the framework of the activities aimed at guaranteeing production to feed the Bonny LNG plant, the basic engineering work for increasing capacity at the Obiafu/Obrikom plant was completed as well as the installation of a new treatment plant and transport facilities for carrying 155 mmcf/d of feed gas for 20 years. To the same end the development plan of the Tuomo gas field has been progressing along with its linkage to the Ogbainbiri treatment plant.

OML 125
Production from the Abo field amounted to 9 kbbl/d of oil net to Eni in 2008. Ongoing development activities aim at reaching a peak production of 27 kbbl/d (18 net to Eni) in 2009. Production is supported by an FPSO unit with a 45 kbbl/d capacity and an 800 kbbl storage capacity.

OML 118
The Bonga oil field produced 19 kbbl/d of oil net to Eni in 2008. Production is supported by an FPSO unit with a 225 kbbl/d capacity and a 2 mmbbl storage capacity.

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Associated gas is carried to a collection platform on the EA field and from there is delivered to the Bonny liquefaction plant.

OML 119
Production derived mainly from the Okono/Okpoho fields which yielded 12 kbbl/d of oil net to Eni in 2008. Production is supported by an FPSO unit with an 80 kbbl/d capacity and a 1 mmbbl storage capacity.

OML 120 AND 121
In 2008 the development plan of the Oyo oil discovery was approved. The project provides for the installation of an FPSO unit with treatment capacity of 40 kbbl/d and storage capacity of 1 mmbbl. Production start-up is expected in 2009.

SDPC JOINT VENTURE (NASE)
In 2008 production from the SPDC JV accounted for approximately 28% of Eni’s production in Nigeria. The Forcados/Yokri oil and gas field with recoverable reserves of 320 mmboe is under development as part of the integrated associated gas gathering project aimed at supplying gas to the Bonny liquefaction plant. Offshore production facilities have been installed. Onshore activities regard the upgrading of the Yokri and North/South Bank flowstations and the construction of a gas compression plant with a 233 mmcf/d capacity. Completion is expected in 2009.

THE LNG BUSINESS IN NIGERIA
Eni holds a 10.4% interest in the Nigeria LNG Ltd responsible for the management of the Bonny liquefaction plant, located in the Eastern Niger Delta.
It designed with a treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on 6 trains. The seventh unit is being engineered with start-up expected in 2012. Previous project activities to the final investment decision are at about 60% of completion. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture (Eni’s interest 5%) and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 (Eni’s interest 20%). In 2008, the four OMLs were fully operational and supplied 3,461 mmcf/d (268 mmcf/d net to Eni corresponding to 46 kboe/d). LNG production is sold under long-term contracts and exported to European and American markets by the Bonny Gas Transport fleet, wholly-owned by Nigeria LNG Co.

Eni is operator with a 17% interest of the Brass LNG Ltd Company for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal, 100 kilometers west of Bonny. This plant is expected to start operating in 2014 with a production capacity of 10 mmtonnes/y of LNG corresponding to 618 bcf/y (approximately 64 net to Eni) of feed gas on 2 trains for twenty years. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas reserves in the onshore OMLs 61 and 62. The venture signed preliminary long-term contracts to sell the whole LNG production capacity. Eni acquired 1.67 mmtonnes/y of LNG capacity. The front end engineering is underway and the final investment decision is expected in 2009.

NORTH SEA

Norway
Eni has been operating in Norway since 1964. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea over a gross acreage of 11,771 square kilometers (3,861 net to Eni). In 2008 Eni’s production in Norway amounted to 129 kboe/d.
In February 2008, following an international bid procedure, Eni was awarded the operatorship of 2 exploration licenses with a 40% and 65% stake, respectively, in the Barents Sea and further 3 licenses in the Norwegian Sea with stakes from 19.6% to 29.4%.
Exploration and production activities in Norway are regulated by Production Licenses (PL). According to a Production License, the holder is entitled to perform seismic surveys and drilling and production activities for a few years with possible extensions.
In the medium-term, planned development projects will offset by mature field declines.

NORWEGIAN SEA
Production Eni holds interests in 6 production areas. The main producing fields are Aasgaard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.12%), Mikkel (Eni’s interest 14.9%) and Norne (Eni’s interest 6.9%) which in 2008 accounted for 67% of Eni’s production in Norway. The gas produced in the area is collected at the Aasgaard facilities, carried by pipeline to the Karsto treatment plant and then delivered to the Dornum terminal in Germany. Liquids recovered in the area mainly through FPSO units are sold FOB.
Development Activities in the year were aimed at maintaining production levels by means of sidetracking and infilling activities at the main producing fields.

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The main structures under development are located near Kristin, particularly Tyrihans (Eni’s interest 6.23%). Economic development of this field is expected to be achieved through synergies with the Kristin production facilities. The project provides the drilling of 12 wells (9 production and 3 water/gas injection). Production is expected to start in 2009, in coincidence with the expected production decline of Kristin which will make spare capacity available to process production from Tyrihans. Pre-development activities are underway on recent oil and gas discoveries near Aasgaard field. In particular: (i) in May 2008, the relevant authorities sanctioned the development plan of the Morvin discovery. The basic design provides linkage to existing production facilities that will be upgraded. Production start-up is expected in 2010 with peaking production at 12 kboe/d net to Eni in 2014; (ii) the drilling program at the Yttergyta field was completed. Production started-up at 81 mmcf/d in early 2009.
Exploration Eni holds interests in 35 Prospecting Licences ranging from 5 to 70%, 6 of these are operated. In 2008, the Dompap and Gamma gas discoveries were made. The Gamma project, with recoverable reserves amounting to 18.7 mmboe, started the pre-development phase. Produced gas will be treated at the Aasgaard facility. Dompap is under appraisal.
Appraisal activities confirmed the mineral potential of the recently Marulk discovery.

NORWEGIAN SECTION OF THE NORTH SEA
Production The main producing field is Ekofisk (Eni’s interest 12.39%) in PL018 which in 2008 produced 42 kboe/d net to Eni and accounted for 33% of Eni’s production in Norway. Production from Ekofisk and satellites is carried by pipeline to the Teeside terminal in the United Kingdom for oil and to the Emdem terminal in Germany for gas.
Development Ongoing projects aim at maintaining and optimizing production at Ekofisk by means of infilling wells, the development of the South Area, upgrading of existing facilities and optimization of water injection.
Exploration Eni holds interests in 5 prospecting licenses ranging from 12 to 45%, one of them as operator. Exploration activity yielded positive results with the gas and condensate Aphrodite discovery.
Pre-development is underway to assessing its economic viability of development opportunities.

BARENTS SEA
Currently Eni is only performing exploration activities in this area. Eni is operator of Prospecting License

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201 (Eni’s interest 67%), 489 (Eni’s interest 40%), 229-229B-229C (Eni’s interest 65%) and holds a 30% interest in Prospecting License 393 and Seismic Area C (Eni’s interest 31%). Operations in this area are focused on the appraisal of the mineral potential of the large Goliath discovery made in 2000 at a water depth of 370 meters in PL 229 aimed at its commercial development. The project is progressing in accordance with the program. Start-up is expected in 2013 with production plateau at 100 kbbl/d and recoverable reserves of 175 mmboe. In 2008 contracts were awarded for the study of two possible development plans by means of a cylindrical FPSO unit. The final investment decision is expected in 2009.

United Kingdom
Eni has been present in the United Kingdom since 1964. Eni’s activities are carried out in the British section of the North Sea, in the Irish Sea and in some areas East and West of the Shetland Islands over a gross acreage of 5,207 square kilometers (1,450 net to Eni). In 2008 Eni’s net production of oil and gas averaged 108 kboe/d.
In November 2008, Eni finalized an agreement with the British company Tullow Oil to purchase a 52% stake and the operatorship of fields in the Hewett Unit in the British section of the North Sea and relevant facilities including the associated Bacton terminal, strategically located in the main access point to the UK market in close proximity to the Interconnector pipeline connecting UK with Europe. Eni acquired operatorship of the assets with an 89% interest. Eni aims to upgrade certain depleted fields in the area so as to achieve a gas storage facility with a 177 bcf capacity to support seasonal upswings in gas demand in the UK. For this purpose, Eni intend to request a storage license.
Exploration and production activities in the United Kingdom are regulated by concession contracts.
In the medium-term, production is expected to decrease due to mature field declines.

BRITISH SECTION OF THE NORTH SEA
Production Eni holds interests in 12 production areas. The main fields are Elgin/Franklin (Eni’s interest 21.87%), the J-Block (Eni’s interest 33%), Andrew (Eni’s interest 16.21%), Farragon (Eni’s interest 30%), the Flotta Catchment Area (Eni’s interest 20%) and Mac-Culloch (Eni’s interest 40%) which in 2008 accounted for 63% of Eni’s production in the United Kingdom. Development activities progressed at the West Franklin field (Eni’s interest 21.87%) by completing a second development well planned.
The production is supported by facilities of the nearby Elgin/Franklin field and peaked at 20 kboe/d (4 net to Eni). Other activities concerned: (i) optimization of production in the J-Block through the upgrading of existing facilities; (ii) infilling actions at the Flotta Catchment Area and Mac-Culloch fields targeting to maintain production levels.
Development Pre-development activities continued at the Burghely (Eni’s interest 21.92%) and Suilven (Eni’s interest 8.75%) discoveries.
Exploration Eni holds interests in 42 exploration blocks ranging from 2 to 45%, in 3 of these Eni is operator. Exploration activity is intense aimed at appraising residual mineral potential. Exploration activities yielded positive results in: (i) Block 16/23 with the Kinnoul oil and gas discovery. The discovery is planned to be developed in synergy with the production facilities of the Andrew field; (ii) Block 22/25a with the gas and condensate Culzean discovery near the Elgin/Franklin producing field. Activities are underway to assessing its possible development opportunities.
Appraisal of the recent Jasmine discovery in the J block led to another oil and condensate discovery. Joint development of these two structures is being assessed in combination with existing facilities.

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IRISH SEA
Production Eni holds a 53.9% interest in 6 production fields in the Liverpool Bay area (Douglas, Hamilton and Lennox and their extensions) which in 2008 accounted for 24% of Eni’s production in UK. Oil and gas volumes are collected at the Douglas hub. Facilities upgrading is underway.

SHETLAND ISLANDS
Production Main fields are Ninian (Eni’s interest 12.94%) and Magnus (Eni’s interest 5%) which in 2008 accounted for 4% of Eni’s production in the United Kingdom. In 2008 maintenance and optimization actions were performed with the drilling of infilling wells.
Development Pre-development activities are underway on the Laggan (Eni’s interest 20%), Tormore (Eni’s interest 22.5%) and Mariner (Eni’s interest 8.89%) discoveries to appraise their development plans.
Exploration Eni holds interests in 9 exploration blocks ranging from 20 to 38%, where an intense exploration campaign is underway.
In December 2008 following an international bid procedure, Eni was awarded four exploration blocks with a 22% interest located in the Shetland Islands. One of the awarded blocks is located near the Tormore and Laggan development areas.

CASPIAN AREA

Kazakhstan
Eni has been present in Kazakhstan since 1992 where the Company co-operates the Karachaganak producing field and operated, until January 2009, the North Caspian Sea PSA to develop the Kashagan field.

KASHAGAN
Eni holds a 16.81% working interest in the North Caspian Sea Production Sharing Agreement (NCSPSA). The change in the working interest was effective as of January 1, 2008 according to the final agreement signed in October 2008 with the Kazakh authorities.
The other partners of this initiative are the Kazakh national oil company KazMunayGas and the international oil companies Total, Shell and ExxonMobil, each with a participating interest currently of 16.81%, ConocoPhillips with 8.40%, and Inpex with 7.56%. The NCSPSA defines terms and conditions for the exploration and development of the Kashagan field which was discovered in the Northern section of the contractual area in the year 2000 over an area extending for 4,600 square kilometers. Kashagan is

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believed to be one of the most important oil discoveries in the world in the past thirty years. Management estimates that the gross recoverable reserves of the field amount to 7-9 bbbl, extendible to 13 billion through partial gas re-injection.
The phased development plan of the Kashagan field provides for the drilling of about 240 wells and the construction of production plants located on artificial islands which will collect production from other satellite artificial islands. Oil production will be marketed. Natural gas will be mostly used (80%) for re-injection into the reservoir for maintaining pressure levels. The natural gas not re-injected will be treated for the removal of hydrogen sulphide and will be used as fuel in power generation for the production plants. The remaining amounts will be marketed.
On October 31, 2008, all the international parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed the final agreement implementing the new contractual and governance framework of the Kashagan project, based on the Memorandum of Understanding signed on January 14, 2008.
The material terms of the agreement are: (i) the proportional dilution of the participating interest of all the international members of the Kashagan consortium, following which the stake held by the national Kazakh Company KazMunayGas and the stake held by the other four major stakeholders are each equal to 16.81%, effective from January 1, 2008. The Kazakh partner will pay the other co-venturers an aggregate amount of $1.78 billion; (ii) a value transfer package to be implemented through changes to the terms of the NCSPA, the amount of which will vary in proportion to future levels of oil prices. Eni is expected to contribute to the value transfer package in proportion to its new participating interest in the project (16.81%); (iii) a new operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project. The new North Caspian Operating Company (NCOC) BV has been established and engaged by the seven partners of the consortium. As of January 2009 the new venture has taken over the operatorship of the project. Subsequently development, drilling and production activities have been delegated by NCOC BV to the main partners of the Consortium: Eni is confirmed to be the operator of phase-one of the project (the so-called "Experimental Program") and in addition will retain operatorship of the onshore operations of phase 2 of the development plan.
In conjunction with the final agreement, parties also	reached a final approval of the revised expenditure budget of phase-one, amounting to $32.2 billion (excluding general and administrative expenses) of which $25.4 billion related to the original scope of work of phase 1 (including tranches 1 and 2), with the remaining part planned to be spent to execute tranche 3 and build certain exporting facilities. Eni will fund those investments in proportion to its participating interest of 16.81%. First oil is expected in late 2012.
The change in the timing of the production start-up and the relevant cost increase over the amount initially budgeted were driven by: (i) the sector specific inflation that caused a significant cost increase in materials and services; (ii) an underestimation of costs to conduct operations due to lack of benchmark, also reflecting technical and logistic issues and environmental constraints; (iii) the depreciation of the dollar vs. the euro and the other main currencies; (iv) changes in the layout of offshore plants that were needed to enhance the overall level of safety and operability of facilities.
On the basis of progress to completion (55% of phase 1 of the project) and expertise developed, Eni management expects to achieve the first train start-up by the end of 2012. In the following 12-15 months the

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treatment and compression plant for gas re-injection will be completed reaching the installed production capacity of 370 kbbl/d in 2014. Subsequently, production capacity of phase-one (Experimental Program) is expected to step up to 450 kbbl/d, leveraging on availability of further compressor capacity for gas re-injection associated with the start-up of phase-two offshore facilities.
In addition, within phase-one a rail terminal with carrying capacity at 300 kbbl/d of oil and 4,500 tonnes/d of sulphur will be built.
The magnitude of the reserves base, the results of the well tests conducted and the findings of subsurface studies completed so far support expectations for a full field production plateau of 1.5 mmbbl/d, which represents a 25% increase above the original plateau as presented in the 2004 development plan. An independent reserve evaluation performed by a petroleum engineer (Ryder Scott Petroleum Consultants) fully supports the target production plateau.
The achievement of the full field production plateau will require a material amount of expenditures in addition to the development expenditures needed to complete the execution of phase-one. However, taking into account that future development expenditures will be incurred over a long time horizon, management does not expect any material impact on the company’s liquidity or its ability to fund these capital expenditures.
In addition to the expenditures for developing the field, further capital expenditures will be required to build the infrastructures needed for exporting the production to international markets, for which various options are currently under review by the consortium. These include: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline (Eni’s interest 2%) and the Atyrau-Samara pipeline, both of which are expected to undergo a capacity expansion; (ii) the construction of a new transportation system. In this respect, it is worth mentioning the project aimed at building a line connecting the onshore Bolashak production centre with the Baku-Tbilisi-Cehyan pipeline (where Eni holds an interest of 5% corresponding to the right to transport 50 kbbl/d) through the KCTS pipeline to Kuryk for a further transport by ship across the Caspian Sea to Baku; and (iii) the construction of a new transport system linking Samsun on the Turkish coast of the Black Sea to Ceyan on the Mediterranean coast in order to bypass the Turkish Straits of Bosporus and Dardanelles.
As of December 31, 2008, Eni’s proved reserves booked for the Kashagan field amounted to 594 mmboe, recording an increase of 74 mmboe with respect to 2007 despite the divestment of a 1.71% stake in the Kashagan project following the finalization of the	agreements implementing the new contractual and governance framework of the project. The amount booked for the year reflected the higher entitlements resulting from lower year end oil prices from a year ago and upward revisions of previous estimates which were supported by an independent evaluation of the field made by an oil engineering company (Ryder Scott Petroleum Consultants).

KARACHAGANAK
Located in West onshore Kazakhstan, Karachaganak is a giant liquid and gas field with recoverable reserves of 5 bboe. Operations are conducted by the Karachakansk Petroleum Operating consortium (KPO) and are regulated by a Production Sharing Agreement lasting 40 years, until 2037. Eni and British Gas are co-operators of the venture both with a 32.5% interest.
In 2008 production from this field averaged 234 kbbl/d of liquids (69 net to Eni) and 848 mmcf/d of natural gas (245 net to Eni). This field is developed by producing liquids from the deeper layers of the reservoir and re-injecting the associated gas in the higher layers. Approximately two thirds of liquid production are stabilized at the Karachaganak Processing Complex (KPC) with a capacity in excess of 150 kbbl/d and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline. The remaining third of non stabilized liquid production and volumes of associated gas not re-injected in the reservoir are marketed at the Russian terminal in Orenburg. The fourth treatment unit has been progressed to completion and will enable to increase exported oil volumes to European markets.
The engineering activities of Phase 3 of the Karachaganak project have identified a new design to complete development activities in multiple phases. Firstly, the development of approximately 55 million tonnes of liquid reserves is planned including the doubling of the existing gas injection capacity (from 233 to 466 bcf/y) and the maintenance of a production plateau at 12 mmtonnes/y of stabilized liquids (until 2018) and 318 bcf/y of acid gas at Orenburg. Start-up is expected in late 2013 subject to approval by the relevant authorities.
The development activities of the Uralsk Gas Pipeline are ongoing. This new infrastructure, with a length of 150 kilometers, will link the Karachaganak field to the Kazakhstan gas network. Start-up is expected in 2009.
As of December 31, 2008, Eni’s proved reserves booked for the Karachaganak field amounted to 740 mmboe, recording an increase of 200 mmboe with respect to 2007 and derived from upward revisions

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of previous estimates mainly related to higher entitlements reported in PSA resulting from lower year end oil prices from a year ago.

Turkmenistan
Eni started its activities in Turkmenistan with the purchase of British company Burren Energy plc in 2008. Activities are mainly focused in the western part of the country over an area of 200 square kilometers net to Eni, splitted into four development areas. In 2008 Eni’s production averaged 12 kboe/d.
Exploration and production activities in Turkmenistan are regulated by PSAs.
Production Eni is operator of the Nebit Dag producing block (with a 100% interest). Production derives mainly from the Burun oil field. Oil production is carried to the Turkmenbashi refinery plant. Eni received by the Turkmen authorities an equivalent amount of oil at the Okarem plant on the south coast of Caspian Sea where Eni’s entitlement sold FOB. Natural gas is mostly used to own consumption and gas lift system. The remaining amount was linked to the national grid.
Development activities were targeted to optimize production by means of drilling 16 development wells and continuation of the program for water injection and facilities upgrading.
The drilling development activity progressed at the Uzboy and Balkan fields nearby Burun area. The fields achieved early production in 2006.

Exploration Activity in the year concerned mainly the appraisal of areas nearby the Burun field.

REST OF WORLD

Australia
Eni has been present in Australia since 2000. In 2008 Eni’s production of oil and natural gas averaged 17 kboe/d. Activities are focused on conventional and deep offshore fields over an area of 60,486 square kilometers (29,520 net to Eni).
The main production blocks in which Eni holds interests are WA-25-L (Eni operator with a 65% interest) and JPDA 03-13 (Eni’s interest 10.99%). In the exploration phase Eni holds interests in 13 licenses (in 7 as operator and in 5 with a 100% interest), particular note are the blocks WA-33-L and WA-313-P, where the Blacktip and Penguin discoveries are located.
An important discovery was made in the Block JPDA 06-105 (Eni operator with a 40% interest), located in the international offshore cooperation zone between East Timor and Australia, where the Kitan discovery showed the presence of oil at a depth of 3,658 meters and yielded 6.1 kbbl/d in test production. In June 2008, the oilfield development area was approved by the Timor Sea Designated Authority pursuant to the declaration of commercial discovery that was made by Eni. Activities are ongoing for the preparation of a development plan to be filed with relevant authorities. The final investment decision is expected in 2009.
Exploration and production activities in Australia are regulated by concessions, while in the cooperation zone between East Timor and Australia (JPDA) they are regulated by PSAs.
In the medium-term, Eni’s production in this country is expected to increase.

BLOCK WA-25-L
Production The Woollybutt oil field, started up in 2003, produced 5 kbbl/d (3 net to Eni) in 2008. The field is operated by an FPSO unit. Development of the area south of Woollybutt has been completed with the drilling of a new producing well with an underwater link to the FPSO unit. In July 2008, new production well started-up at 8 kbbl/d and ensuing build-up of production.

BLOCK JPDA 03-13
Production The liquids and gas Bayu Undan field, started up in 2004, produced 200 kboe/d (14 net to Eni) in 2008. Liquid production is supported by 3 treatment platforms and an FSO unit. Production

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of natural gas is mostly carried by a 500-kilometer long pipeline and is treated at the Darwin liquefaction plant which has a capacity of 3.2 mmtonnes/y of LNG (equivalent to approximately 173 bcf/y of feed gas). LNG is sold to Japanese power generation companies under long-term contracts. A further development phase (phase 2) is being studied aimed at maintaining the field’s production profile.

BLOCK WA-33-L
Development The development of the Blacktip field (Eni’s interest 100%) with recoverable reserves of 150 mmboe is underway. This project provides drilling of 2 production wells, the installation of a production platform, linkage by a 108-kilometer long pipeline to an onshore treatment plant with a capacity of 42 bcf/y. Natural gas extracted from this field will be sold under a 25-year contract signed with Darwin Power & Water Utility Co. First gas is expected in 2009 peaking at 26 bcf/y in 2010.
Exploration Exploration underway is aimed at appraising the residual mineral potential of the area to capture new commercial opportunities

Brazil
Eni has been present in Brazil since 1999 and is performing exploration activities in: (i) operated blocks BM-S-4 and BM-S-857 (both with a 100% interest) located in the deep offshore in the Santos basin covering an acreage of approximately 1,400 square kilometers; (ii) block BM-CAL-14 (Eni operator with a 100% interest) on an area of 700 square kilometers in the deep offshore in the Camamu-Almada basin.
The current exploration program aims at appraising the Belmonte gas discovery in block BM-S-4.
In 2008 Eni and Petrobras renewed a Memorandum of Understanding signed on 2007 aimed at identifying joint production and refining opportunities. Eni will make available its EST (Eni Slurry Technology) proprietary technology for the complete conversion of heavy oils (typical of the Brazilian upstream) into high-quality light products.

China
Eni has been present in China since 1984. In 2008 Eni’s production amounted to 8 kboe/d. Activities are located in the South China Sea over a total acreage of 899 square kilometers (192 net to Eni).
Exploration and production activities in China are regulated by Production Sharing Agreements.
Production Production derives mainly from offshore blocks 16/08 and 16/09 operated by the CACT-OG consortium (Eni’s interest 16.33%). Oil production,

destined to the domestic market, derives mainly from the HZ25-4 field (Eni’s interest 49%) through 6 fixed platforms underwater linked to an FPSO. Natural gas production derives mainly from the HZ21-1 field and linked to an underwater transport facility to the Zhuhai treatment plant.
Development Ongoing development activities concerned mainly the HZ25-4 and the HZ25-3/1 fields, on the latter with the construction of a production platform and expected start-up in 2009. The development plan of the HZ25-4 gas field, started in 2007, provides for the drilling of addition producing wells as planned. During the year activities have been performed on the HZ21-1 gas field and on the HZ26-1 oil field aimed at maintaining current production levels.

Croatia
Eni has been present in Croatia since 1996. In 2008 Eni’s production of natural gas averaged 69 mmcf/d. Activities are deployed in the Adriatic Sea facing the city of Pula over an area of 1,975 square kilometers (988 net to Eni).
Exploration and production activities in Croatia are regulated by PSAs.
Production The main producing gas fields are Ivana, Ika & Ida, Marica and Katerina operated by Eni through a joint venture with the Croatian oil company INA. Production is carried by sealine and sold on the Italian and Croatian market.
In 2008 the Ana field was started-up through linkage to the facilities existing in the area.

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Development Development activities are nearing completion in the Irina and Vesna fields. Start-up is expected in 2009.
Other activities concerned the Annamaria field with production start-up in 2009.
Exploration Exploration activities yielded positive results in the Božica and the Ika gas fields with appraisal activity.

East Timor
Eni entered East Timor in 2006 and is operator with an 80% interest of 5 offshore blocks with a total acreage of 12,224 square kilometers (9,779 net to Eni). The firs phase of the exploration plan with a three-year term provides the acquisition seismic data which was completed during the year, and the drilling of 2 wells.

Ecuador
Eni has been present in Ecuador since 1988. In 2008 Eni’s production averaged 16 kbbl/d. Activities are performed in Block 10 (Eni’s interest 100%) located in the Amazon forest over a total acreage of 2,000 square kilometers net to Eni.
Exploration and production activities in Ecuador are regulated by a service contract.
Production Production derives from the Villano field, started-up in 1999. Production is carried out by means of a Central Production Facility linked by pipeline to the storage facility. During the year workover and infilling activities were aimed to contrast the natural depletion.

India
Eni has been present in India since 2005 and is performing exploration and development activities over an acreage of 24,425 square kilometers (9,091 net to Eni).

In August 2008, Eni acquired control of the Indian company Hindustan Oil Exploration Limited (HOEC) following execution of a mandatory tender offer on a 20% stake of the HOEC share capital. The mandatory offer was associated with Eni’s acquisition of a 27.18% of HOEC as part of the Burren Energy deal. Assets acquired, located onshore in the Cambay Basin and offshore Chennai, include: (i) development and producing assets which are expected to reach a production plateau of 10 kboe/d in 2010; (ii) certain fields where appraisal and development activities are underway. Main development activities concerned the PY1 gas field. Start-up is expected in 2009.
Other activities concern exploration of onshore Block RJ-ONN-2003/1 (Eni operator with a 34% interest) and offshore Blocks AN-DWN-2003/2 (Eni operator with a 40% interest) and MN-DWN-2002/1 (Eni’s interest 34%).
The exploration program for Block RJ-ONN-2003/1 located in the desert of Rajastan provides drilling of 4 wells in the first four years of the license. Any hydrocarbons discovered will be sold locally.
The exploration program for Block AN-DWN-2003/2 near the Andaman Islands provides drilling of 3 wells in the first four years of the license and expected start-up in 2010.
The exploration program for Block AN-DWN-2002/1 located in the deep offshore of the eastern coast provides drilling of 3 wells in the first year of the license.

Indonesia
Eni has been present in Indonesia since 2000. Eni’s production amounted to 20 kboe/d, mainly gas, in 2008. Activities are concentrated in the western offshore and onshore of Borneo and offshore Sumatra, where Eni holds interest in 11 blocks, over a total acreage of 28,605 square kilometers (17,316 net to Eni).
In 2008, following an international bid procedure, Eni was awarded the operatorship of the West Timor exploration block extending over an offshore and onshore area of about 4,000 square kilometers.
Exploration and production activities in Indonesia are regulated by PSAs.
Production Production consists mainly of gas and derives from the Sanga Sanga permit (Eni’s interest 37.81%) with seven production fields. This gas is treated at the Bontang liquefaction plant, one of the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets.
Development The main ongoing project includes the joint development of the five discoveries in the

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Kutei Deep Water Basin area (Eni’s interest 20%). Production will be treated at the Bontang LNG plant. Eni’s main project in the Bukat permit (Eni’s interest 66.25%) concerns the development of an oil and gas recent discoveries.
Exploration Eni holds interest in 10 exploration blocks ranging from 20% to 100%, 6 as operator. Activity concerned: (i) in the Krueng Mane permit (Eni operator with an 85% interest), the completion of preliminary drilling activities; (ii) in the Bukat permit, the finalization of a seismic data campaign whit the first world-wide application of the 3D COIL technology.

Iran
Eni has been present in Iran since 1957. In 2008 Eni’s production averaged 28 kbbl/d. Activities are concentrated in the offshore and onshore facing of the Persian Gulf over a gross acreage of 1,456 square kilometers (820 net to Eni).
Exploration and production activities in Iran are regulated by buy-back contracts.
Production The main producing fields are South Pars phases 4&5 in the offshore of the Persian Gulf and Darquain field located onshore which accounted for 91% of Eni’s production in Iran in 2008. Eni also holds interests in the Dorood field (Eni’s interest 45%).
Development The main project regards the Darquain field operated by Eni with a 60% interest. Upgrading activities are underway by means of drilling additional wells, increasing capacity of the existing treatment plant and gas injection. These actions aim at increasing production from the present 100 kbbl/d to over 160 kbbl/d (14 net to Eni) by 2009.

Pakistan
Eni has been present in Pakistan since 2000. In 2008 Eni’s production averaged 56 kboe/d, mainly gas. Activities are located onshore covering a total acreage of 35,938 square kilometers (18,855 net to Eni).
Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSAs (offshore).
In the medium-term Eni’s production in Pakistan is expected to increase slightly.
Production Eni’s main permits are Bhit (Eni operator with a 40% interest), Sawan (Eni’s interest 23.68%) and Zamzama (Eni’s interest 17.75%), which in 2008 accounted for 90% of Eni’s production in Pakistan. As part of the development of reserves in the Bhit permit the third treatment unit was started and increased the plant capacity by 46 mmcf/d leading to the start-up of the satellite Badhra field. Other activities were targeted to optimize production from the Kadanwari, Miano, Sawan and Zamzama fields by means of the drilling additional wells and upgrading facilities.
Development Development activities continued in the Zamzama permit for the construction of a new treatment plant for the production of HVC gas. In the Bhit and Sawan permits plans are underway for the construction of compressor plants aimed at maintaining current production plateau.
Exploration Eni holds interests in 14 exploration blocks ranging from 30 to 85%, 7 are operated. In 2008 Eni made an extensive acquisition seismographic campaign in onshore East Sindh. Exploration yielded positive results in: a) the Mubarak Block (Eni’s interest 38%) with the Squib gas discovery that yielded 25 mmcf/d in test production; b) the Latif exploration license, where the Latif-2 appraisal well allowed confirming the presence of new reserves and the mineral potential of the area.

Russia
Eni has been present in Russia since 2007 following the acquisition of Lot 2 in the Yukos liquidation procedure. In particular, acquired assets included three Russian companies operating in the exploration and development of natural gas reserves: OAO Arctic Gas Co, ZAO Urengoil Inc and OAO Neftegaztechnologia. The three companies are managed by the OOO SeverEnergia subholding, owned by Eni (60%) and Enel (40%). Eni and Enel granted to Gazprom a call option on a 51% interest in OOO SeverEnergia to be exercisable within two years from the purchase date.
Acquired companies own significant predominantly gas resources estimated at approximately 2.5 bboe net to Eni according to a 30% interest (assuming Gazprom exercises its call option) located in the Yamal Nenets region, the largest natural gas producing region in the world: (i) OAO Arctic Gas Company owns two exploration licenses, Sambugurskii and Yevo-Yahinskii including seven gas and condensates fields currently in the appraisal/development phase. Main fields are Sambugorskoye currently under development and Urengoiskoye. The final investment decision for both fields is expected in 2009 with production start-up in 2010; (ii) ZAO Urengoil Inc owns exploration and development licenses for the Yaro-Yakhinskoye gas and condensates field. Ongoing development activities moved forward bringing the wells to a sufficient level of safety as well as an acquisition seismographic data; (iii) OAO Neftegaztechnologia owns the exploration and development license of the Severo-Chasselskoye field where a seismic acquisition campaign is underway.

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Other activities concern exploration in the Karalatskiy block (Eni’s interest 54%) in the Astrakan region. This exploration license is part of the assets acquired from Burren Energy Plc.

Saudi Arabia
Eni entered Saudi Arabia in 2004 and is performing exploration activities in the so called C area in order to discover and develop gas reserves. This license covering 51,687 square kilometers (25,844 net to Eni) is located in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The exploration plan provides for the drilling of 4 wells in five years. In case of a commercial discovery, the contract will last 25 years with a possible extension to a maximum of 40 years. Any gas discovered will be sold locally for power generation and as feedstock for petrochemical plants. Condensates will be sold on international markets.

Trinidad & Tobago
Eni has been present in Trinidad & Tobago since 1970. In 2008 Eni’s production averaged 55 mmcf/d. Activity is concentrated offshore north of Trinidad over a total acreage of 382 square kilometers (66 net to Eni).
Exploration and production activities in Trinidad & Tobago are regulated by PSAs.
Production Production is provided by the Chaconia, Ixora and Hibiscus gas fields in the North Coast Marine Area 1 Block (Eni’s interest 17.4%). Production is supported by fixed platforms linked to the Hibiscus treatment facility. Natural gas is used to feed trains 2, 3 and 4 of the Atlantic LNG liquefaction plant under long-term contracts. LNG production is sold in the United States, Spain and the Dominican Republic.
Development The main development project concerns the Poinsettia, Bougainvillea and Heliconia fields. The project provides for the installation of a production platform on Poinsettia and the linkage to the Hibiscus treatment facility, due to be upgraded. During the year drilling activity was started. Production start-up is expected in 2009.

United States
Eni has been present in the United States since 1966. Activities are performed in the conventional and deep offshore in the Gulf of Mexico and more recently onshore and offshore Alaska over a total acreage of 11,478 square kilometers (6,648 net to Eni). In 2008 Eni’s oil and gas production averaged 87 kboe/d.
Exploration and production activities in the United States are regulated by concessions.
In the medium-term Eni’s production is expected to increase due to the development and integration of acquired assets and the fields’ start-up in Alaska. Production is targeted at approximately 110 kboe/d in 2012.

GULF OF MEXICO
Eni holds interests in 412 exploration and production blocks in the deep and conventional offshore, 60% operated.
Production The main fields operated by Eni with a 100% interest are Allegheny, East Breaks and Morphet as well as Devils Towers, Triton and Goldfinger (Eni operator with a 75% interest). Eni also holds interests in the Medusa (Eni’s interest 25%), Europa (Eni’s interest 32%), and King Kong (Eni operator with a 56% interest) fields.
Development The development program of the Longhorn discovery (Eni’s interest 75%) was sanctioned. This field contains gross recoverable reserves of 38 mmboe. The project provides for the installation of a fixed platform linked to 3 underwater wells. Start-up is expected in 2009 with peak production at 29 kboe/d (approximately 20 net to Eni).
Exploration Offshore exploration activities yielded positive results in the following areas: a) Block Mississippi Canyon 771 (Eni’s interest 25%) with the oil and gas Kodiak discovery close to the operated Devil’s Tower platform (Eni’s interest 75%); b) Block Walker Ridge 508 (Eni’s interest 15%), the Stones-3 discovery well found oil. This discovery is part of the exploration assets acquired from Dominion Resources; c) Block Mississippi Canyon 459 (Eni’s interest 100%) with the Appaloosa oil discovery.

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The final investment decision was reached late in 2008; d) Block ultra deep offshore Keathley Canyon 1008 (Eni’s interest 100%) with appraisal activities of the Hadrian oil discovery; e) Block offshore Green Canyon 859 (Eni’s interest 12.5%) with the oil and gas Hiedelberg - 1 discovery at a depth of 9,613 meters.
In March 2008, following an international bid procedure Eni was awarded 32 exploration blocks. The subsequent development phase will leverage synergies relating to the proximity of acquired acreage to existing operated facilities.
In August 2008, Eni was awarded 5 exploration licenses in the Keathley Canyon area, one of the main exploration areas in the Gulf of Mexico. The blocks will be 100% operated by Eni. The transaction is subject to authorization from relevant authorities.
In November 2008 Eni signed a cooperation agreement with the Colombian state company Ecopetrol for exploration assets in the Gulf of Mexico. Under the terms of this agreement, Ecopetrol will invest approximately $220 million to acquire a 20-25% interest in 5 exploration wells due to be drilled before 2012.	ALASKA
Eni’s activities in Alaska are currently in the exploration and development phase in 158 blocks with interests ranging from 10 to 100%, over half as operator.
Production In June 2008 the Ooguruk oil field (Eni’s interest 30%) in the Beaufort Sea with recoverable reserves of 300 mmbbl, was started-up. It was achieved through the drilling of 23 production wells (in addition to 17 water/gas injection) linked to the DS-3H onshore plant. Production is expected to peak at 17 kboe/d in 2011.
Development The phased development plan of the Nikaitchuq field (Eni operator with a 100% interest), located in the North Slope was sanctioned. The project provides for the drilling 80 wells, of these 32 onshore and the remaining ones from a floating artificial island and linked to a treatment plant to be built at Oliktok Point. First oil is expected in 2010 with a plateau of 26 kbbl/d.
Exploration In February 2008, following an international bid procedure Eni was awarded 18 offshore exploration blocks, 4 as operator, in the

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Chukchi Sea. The acquired acreage is estimated to have significant mineral potential and will strengthen Eni’s position in the area.

Venezuela
Eni has been present in Venezuela since 1998. In 2008 Eni’s production averaged 5 kbbl/d. Activity is concentrated in the Gulf of Venezuela and in the Gulf of Paria over a total acreage of 1,556 square kilometers (614 net to Eni).
Activities in Venezuela are regulated by an arrangement called Empresa Mixta. Under the new regime, a company incorporated under the law of Venezuela is entitled to relevant mineral rights and to conduct petroleum operations. A stake of at least 60% in the capital of such company is held by an affiliate of PDVSA preferably Corporación Venezuelana de Petróleo.
Production In 2008, production started at the Corocoro field (Eni’s interest 26%) in the Gulf of Paria West Block which is only Eni’s producing asset in Venezuela. A second development phase is expected to be designed based on the results achieved in the first one regarding well production rate and field performance under water and gas injection. A production peak of 66 kbbl/d (17 net to Eni) is expected in 2012.
Exploration As part of improving cooperation with PDVSA, the two partners signed two agreements: (i) a joint study agreement for the development of the Junin Block 5 located in the Orinoco oil belt. This block covering a gross acreage of 670 square kilometers holds a resource potential estimated to be in excess of 2.5 bbbl of heavy oil. Once relevant studies have been performed and a development plan defined, a joint venture between PDVSA and Eni will be established to execute the project. Eni intends to contribute its experience and leading technology to the project in order to maximize the value of the heavy oil; (ii) an agreement for the exploration of two offshore areas, Blanquilla and Tortuga in the Caribbean Sea, both with a 20% interest over an area of 5,000 square kilometers. The prospective development of these areas will take place through an integrated LNG project.
Other activities are concentrated in two exploration blocks: (i) Cardon IV (Eni’s interest 50%) in joint venture with another international oil company. This Block, over an area of 938 square kilometers, is part of the Rafael Urdaneta project for the development of gas reserves over an area of 30,000 square kilometers in the Gulf of Venezuela; (ii) Gulf of Paria Central (Eni’s interest 19.5%), covering an area of 259 square kilometers, where the Punta Sur oil discovery is located.

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DEVELOP THE LNG BUSINESS
Eni operates its gas business as an integrated portfolio in order to fully extract value from the gas chain and monetize its large gas reserves. Liquefied Natural Gas is a key part of this strategy. Eni intends to build a global LNG business, aiming at:
  exploiting gas equity availability in order to supply the attractive markets of Europe and North America;
  growing LNG production in areas with high potential and low producing costs;
  purchasing interests in liquefaction plants in order to support development of the LNG business.
Net liquefaction capacity in 2008 was 339 bcf, mainly concentrated in Nigeria, Egypt, Australia and Indonesia and is expected to expand to 371 bcf in 2012 and 671 bcf in 2015. Equity gas supplies to LNG plants amounted to 208 bcf in 2008, and are expected to reach 222 bcf in 2012 and 523 bcf in 2015. Eni also plans to acquire capacity entitlements in certain re-gasification facility in order to secure the necessary commercial outlets to its LNG availability. In addition, Eni is currently evaluating to growth LNG business in Asian market. Key re-gasification projects are disclosed in the Gas & Power section.

Country	LNG projects	Start date	Gas supply	Shareholders	Liquefaction plant	LNG purchase	Markets served
Egypt	Damietta LNG Train 1	2005	Eni 20% - 145 mmcf/d	Unión Fenosa Gas* (80%) EGPC (10%) EGAS (10%)	Tolling plant 5.1 mmtp/y	Unión Fenosa Gas* (60%) BG, BP and Petronas (40%)	Spain, United States and United Kingdom
Oman	Qalhat LNG	2005	non - Eni supply	Unión Fenosa Gas* (7.36%) Government of Oman (65.6%) Other partners (27.04%)	Merchant plant 5.1 mmtp/y	Unión Fenosa Gas* (40%) Japanese companies (60%)	Europe and Far East
Nigeria	Bonny LNG Train 1 & 2	1999	Eni 7% - 74 mmcf/d	Eni (10.4%)	Merchant plan 6.7 mmtp/y		United States and Europe
	Bonny LNG Train 3	2002	Eni 10% - 57 mmcf/d	NNPC (49%)	Merchant plant 3.3 mmtp/y	Eni 10%**
	Bonny LNG Train 4 & 5	2006	Eni 7% - 92 mmcf/d	Shell (25.6%)	Merchant plant 8.1 mmtp/y
	Bonny LNG Train 6	2007	Eni 7% - 45 mmcf/d	Total (15%)	Merchant plant 4.05 mmtp/y
Trinidad & Tobago	Atlantic LNG Train 1	1999	non - Eni supply	NGC (10%) and upstream partners (90%)	Merchant plant 3.2 mmtp/y		United States and Spain
	Atlantic LNG Trains 2 & 3	2002	Eni 4.9% - 53 mmcf/d	Upstream partners (100%)	Tolling plant 6.8 mmtp/y		United States and Spain
	Atlantic LNG Train 4	2006	Eni 0.5% - 7 mmcf/d	Upstream partners (100%)	Tolling plant 5.2 mmtp/y		United States and Dominican Republic
Indonesia	Bontang Trains A - H	1977	Eni 8.4% - 64 mmcf/d	Government of Indonesia (100%)	Merchant plant 22.2 mmtp/y		Japan, Korea and Taiwan
Australia	Darwin LNG	2006	Eni 11% - 39 mmcf/d	Eni (11%) and upstream partners (89%)	Merchant plant 3.2 mmtp/y	Japanese power generation companies (100%)	Japan

(*)	Eni’s interest 50%.
(**)	Volumes directly and indirectly purchased trough Transgas (Galp - Eni’s interest 33.34%).

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STORAGE

Eni operates in natural gas storage activities in Italy since 2001 through Stoccaggi Gas Italia SpA ("Stogit").
Natural gas storage is designed to make up for the different requirements of natural gas supply and demand. The supply profile remains substantially unchanged during the year, whereas the natural gas demand tends to peak in winter.
Storage services are provided through eight storage fields located in Lombardia (Brugherio, Ripalta, Sergnano e Settala), Emilia Romagna (Cortemaggiore, Minerbio e Sabbioncello) and Abruzzo (Fiume Treste) regions.
These fields are depleted gas production reservoirs that have been converted into storage sites by setting up the necessary facilities and are linked to Italian natural gas transportation network.
In particular, the storage system is operated so as to allow optimal injection of gas into the underground system and its subsequent withdrawal in compliance with the technical and economic constraints.
Storage services are provided by each field trough the operations of the following elements: reservoirs, wells, connection facilities, treatment and compression plants.
The storage reservoir features are cushion gas and working gas. Cushion gas is the volume of gas present in the reservoir necessary for storage use and is the minimum indispensable quantity, present or injected at storage start-up that must always be kept in the reservoir. Working gas is the volume of gas cyclically injected and withdrawn during the year.
Storage activities consist in two phases:

  injection of natural gas into the underground system;
  supply of natural gas previously injected.

The injection phase, usually taking place in the April-October period, is achieved by means of the storage wells and compression facilities that increase the natural gas pressure coming from the national distribution network. Withdrawal, usually in the November-March period, is conducted through the treatment plants needed to reinstate natural gas to its specific marketing quality.

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Estimated net proved hydrocarbons reserves by geographic area	(mmboe)	2005	2006	2007 (a)	2008 (a)
(at December 31)
Italy	868	805	747	681
North Africa	2,026	2,018	1,879	1,922
West Africa	1,279	1,122	1,095	1,146
North Sea	758	682	617	510
Caspian Area (b)	1,087	1,219	1,061	1,363
Rest of world	778	554	611	620
Equity-accounted entities	41	36	360	358
Total outside Italy	5,969	5,631	5,623	5,919
	6,837	6,436	6,370	6,600

Estimated net proved developed hydrocarbons reserves by geographic area	(mmboe)	2005	2006	2007 (a)	2008 (a)
(at December 31)
Italy	620	562	534	465
North Africa	1,230	1,242	1,183	1,229
West Africa	793	798	766	827
North Sea	611	571	524	407
Caspian Area (b)	548	525	494	670
Rest of world	473	334	361	350
Equity-accounted entities	31	27	63	68
Total outside Italy	3,686	3,497	3,391	3,551
	4,306	4,059	3,925	4,016

Estimated net proved liquids reserves by geographic area	(mmbbl)	2005	2006	2007 (a)	2008 (a)
(at December 31)
Italy	228	215	215	186
North Africa	961	982	878	823
West Africa	936	786	725	783
North Sea	433	386	345	276
Caspian Area (b)	778	893	753	939
Rest of world	412	195	211	236
Equity-accounted entities	25	24	92	92
Total outside Italy	3,545	3,266	3,004	3,149
	3,773	3,481	3,219	3,335

Estimated net proved developed liquids reserves by geographic area	(mmbbl)	2005	2006	2007 (a)	2008 (a)
(at December 31)
Italy	149	136	133	111
North Africa	697	713	649	613
West Africa	568	546	511	576
North Sea	353	329	299	222
Caspian Area (b)	266	262	219	321
Rest of world	298	140	142	166
Equity-accounted entities	19	18	21	27
Total outside Italy	2,201	2,008	1,841	1,925
	2,350	2,144	1,974	2,036

(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that Gazprom exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom. Eni’s estimated proved reserves at December 31, 2008 and 2007 would be 6,908 and 6,678 mmboe, respectively, including the proved reserves of three Russian gas companies on the basis of Eni’s current 60% interest.
(b)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.

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Estimated net proved natural gas reserves by geographic area	(bcf)	2005	2006	2007 (a)	2008 (a)
(at December 31)
Italy	3,676	3,391	3,057	2,844
North Africa	6,117	5,946	5,751	6,311
West Africa	1,965	1,927	2,122	2,084
North Sea	1,864	1,697	1,558	1,336
Caspian Area (b)	1,774	1,874	1,770	2,437
Rest of world	2,105	2,062	2,291	2,202
Equity-accounted entities	90	68	1,541	1,534
Total outside Italy	13,915	13,574	15,033	15,904
	17,591	16,965	18,090	18,748

Estimated net proved developed natural gas reserves by geographic area	(bcf)	2005	2006	2007 (a)	2008 (a)
(at December 31)
Italy	2,704	2,449	2,304	2,031
North Africa	3,060	3,042	3,065	3,537
West Africa	1,289	1,447	1,469	1,443
North Sea	1,484	1,395	1,293	1,065
Caspian Area (b)	1,618	1,511	1,580	2,006
Rest of world	1,004	1,105	1,256	1,056
Equity-accounted entities	70	48	237	230
Total outside Italy	8,525	8,548	8,900	9,337
	11,229	10,997	11,204	11,368

(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that Gazprom exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.
(b)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.

Production of oil and natural gas by country (a)	(kboe/d)	2005	2006	2007	2008
Italy	261	238	212	199
North Africa	480	555	594	645
Egypt	213	227	238	240
Libya	164	222	252	306
Algeria	88	91	88	83
Tunisia	15	15	16	16
West Africa	343	372	327	335
Nigeria	152	149	122	122
Angola	124	156	136	126
Congo	67	67	69	87
North Sea	283	282	261	237
United Kingdom	145	142	124	108
Norway	138	140	137	129
Caspian Area	102	103	112	123
Kazakhstan	102	103	112	111
Turkmenistan				12
Rest of world	268	220	230	258
Australia	22	26	18	17
China	7	8	8	8
Croatia	7	12	9	12
Ecuador	17	15	16	16
Indonesia	27	23	20	20
Iran	35	29	26	28
Pakistan	49	51	52	56
Russia			2
Trinidad & Tobago	10	9	10	9
United States	33	32	69	87
Venezuela	61	15		5
Total outside Italy	1,476	1,532	1,524	1,598
	1,737	1,770	1,736	1,797

(a)	Includes production volumes of natural gas consumed in operations (281, 296, 286 and 247 mmcf/d in 2008, 2007, 2006 and 2005, respectively).

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Liquids production by country	(kbbl/d)	2005	2006	2007	2008
Italy	86	79	75	68
North Africa	308	329	337	338
Egypt	90	85	97	98
Libya	120	144	142	147
Algeria	86	88	85	80
Tunisia	12	12	13	13
West Africa	310	322	280	289
Nigeria	123	106	81	84
Angola	122	151	132	121
Congo	65	65	67	84
North Sea	179	178	157	140
United Kingdom	83	80	67	57
Norway	96	98	90	83
Caspian Area	64	64	70	81
Kazakhstan	64	64	70	69
Turkmenistan				12
Rest of world	164	107	101	110
Australia	21	18	11	10
China	7	6	6	6
Ecuador	17	15	16	16
Indonesia	3	2	2	2
Iran	35	29	26	28
Pakistan	1	1	1	1
Russia			2
United States	19	21	37	42
Venezuela	61	15		5
Total outside Italy	1,025	1,000	945	958
	1,111	1,079	1,020	1,026

Natural gas production by country (a)	(mmcf/d)	2005	2006	2007	2008
Italy	1,002.9	911.4	789.7	749.9
North Africa	988.8	1,299.1	1,474.2	1,761.6
Egypt	706.3	813.4	811.2	818.4
Libya	254.3	452.1	629.6	907.6
Algeria	14.1	19.4	18.8	18.5
Tunisia	14.1	14.2	14.6	17.1
West Africa	190.7	281.7	274.2	260.7
Nigeria	165.9	247.8	237.7	219.9
Angola	17.7	24.1	25.1	28.1
Congo	7.1	9.8	11.4	12.7
North Sea	600.4	597.0	594.7	558.0
United Kingdom	356.7	351.8	323.6	293.2
Norway	243.7	245.2	271.1	264.8
Caspian Area	222.5	227.6	237.9	244.7
Kazakhstan	222.5	227.6	237.9	244.7
Rest of world	589.8	647.4	743.2	848.6
Australia	3.5	47.9	41.5	42.2
China		9.4	11.0	10.9
Croatia	42.4	66.8	52.5	68.7
Indonesia	137.7	118.1	105.4	99.7
Pakistan	275.5	289.2	292.5	315.6
Trinidad & Tobago	56.5	51.7	58.9	54.6
United States	74.2	64.3	181.4	256.9
Total outside Italy	2,592.2	3,052.8	3,324.2	3,673.6
	3,595.1	3,964.2	4,113.9	4,423.5

(a)	Includes production volumes of natural gas consumed in operations (281, 296, 286 and 247 mmcf/d in 2008, 2007, 2006 and 2005, respectively).

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Production of oil and natural gas available for sale (a)	(kboe/d)	2005	2006	2007	2008
Italy	256	233	208	195
North Africa	465	536	573	627
West Africa	336	363	318	325
North Sea	277	275	254	230
Caspian Area	99	101	109	120
Rest of world	260	212	222	251
	1,693	1,720	1,684	1,748

Natural gas production available for sale (a)	(mmcf/d)	2005	2006	2007	2008
Italy	972	883	763	725
North Africa	900	1,187	1,357	1,661
West Africa	151	232	220	204
North Sea	563	557	557	521
Caspian Area	207	214	222	227
Rest of world	551	606	700	805
	3,344	3,679	3,819	4,143

(a)	Do not include natural gas volumes consumed in operations (281, 296, 286 and 247 mmcf/d in 2008, 2007, 2006 and 2005, respectively).

Oil and natural gas production sold	(mmboe)	2005	2006	2007	2008
Oil and natural gas production		634.2	645.9	633.7	657.5
Change in inventories other		(3.1)	(2.4)	(3.5)	(7.6)
Own consumption of gas		(16.2)	(18.4)	(18.8)	(17.9)
Oil and natural gas production sold		614.9	625.1	611.4	632.0
Oil	(mmbbl)	402.60	391.07	370.28	370.24
- of which to R&M division		267.37	267.84	227.68	194.64
Natural gas	(bcf)	1,219	1,344	1,385	1,503
- of which to G&P division		377	534	510	480

Average realizations by geographic area	Italy	North Africa	West Africa	North Sea	Caspian Area	Rest of World	Total
2005
Liquids	($/bbl)	45.50	50.11	51.45	51.68	41.87	44.50	49.09
Natural gas	($/mmcf)	6.32	3.37	0.79	5.26	0.35	4.97	4.49
Hydrocarbon	($/boe)	39.41	39.56	47.79	44.02	27.38	38.62	41.06
2006
Liquids	($/bbl)	55.22	60.99	61.55	62.18	53.18	57.15	60.09
Natural gas	($/mmcf)	8.23	4.17	1.05	6.89	0.39	5.09	5.29
Hydrocarbon	($/boe)	49.93	46.71	55.10	53.98	34.13	43.16	48.87
2007
Liquids	($/bbl)	62.47	67.86	69.77	69.40	59.34	68.63	67.70
Natural gas	($/mmcf)	8.58	4.60	1.21	6.53	0.41	5.53	5.42
Hydrocarbon	($/boe)	54.03	50.47	62.36	57.35	38.98	48.43	53.17
2008
Liquids (a)	($/bbl)	84.87	84.71	91.58	71.90	80.43	82.06	84.05
Natural gas	($/mmcf)	13.06	7.14	1.50	10.21	0.53	7.56	8.01
Hydrocarbon	($/boe)	78.46	64.64	81.77	66.66	55.05	60.25	68.13

(a)	In 2008 Eni’s liquid realizations amounted to $84.05 per barrel and were reduced by approximately $4.13 per barrel due to the settlement of certain commodity derivatives relating to the sale of 46 mmbbl in the year. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to 79.7 mmbbl by the end of December 2008.

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Principal oil and natural gas interests at December 31, 2008
Commencement of operations	Number of interests	Gross exploration and development acreage (a)	Net exploration and development acreage (a)	Net development acreage (a)	Type of fields/acreage	Number of producing fields	Number of other fields

Italy	1926	159	25,522	20,409	11,961	Onshore/Offshore	87	99
Outside Italy		1,085	732,976	395,085	27,283	Onshore/Offshore	419	219
North Africa
Algeria	1981	34	2,921	909	909	Onshore	28	12
Egypt	1954	59	26,335	9,741	2,549	Onshore/Offshore	34	34
Libya	1959	13	36,375	18,164	994	Onshore/Offshore	12	17
Mali	2006	5	193,200	128,801		Onshore
Tunisia	1961	11	6,464	2,274	1,558	Onshore/Offshore	21	4
		122	265,295	159,889	6,010		95	67
West Africa
Angola	1980	55	20,492	3,323	1,397	Onshore/Offshore	45	27
Congo	1968	26	15,655	8,244	1,009	Onshore/Offshore	20	8
Gabon	2008	6	7,615	7,615		Onshore/Offshore
Nigeria	1962	50	44,049	8,574	6,533	Onshore/Offshore	95	38
		137	87,811	27,756	8,939		160	73
North Sea
Norway	1965	50	11,771	3,861	123	Offshore	13	8
United Kingdom	1964	91	5,207	1,450	898	Offshore	35	14
		141	16,978	5,311	1,021		48	22
Caspian Area
Kazakhstan	1995	6	4,933	880	453	Onshore/Offshore	1	5
Turkmenistan	2008	1	200	200	200	Onshore	2
		7	5,133	1,080	653		3	5
Rest of world
Australia	2001	18	60,486	29,520	891	Offshore	2	2
Brazil	1999	2	1,389	1,389		Offshore
China	1983	3	899	192	103	Offshore	10	3
Croatia	1996	2	1,975	988	988	Offshore	6	5
East Timor	2006	5	12,224	9,779		Offshore
Ecuador	1988	1	2,000	2,000	2,000	Onshore	1	1
India	2005	3	24,425	9,091		Onshore/Offshore	4	2
Indonesia	2001	11	28,605	17,316	1,064	Onshore/Offshore	7	12
Iran	1957	4	1,456	820	820	Onshore/Offshore	3
Pakistan	2000	21	35,938	18,855	601	Onshore/Offshore	7	3
Russia	2007	5	6,636	3,891	1,983	Onshore		9
Saudi Arabia	2004	1	51,687	25,844		Onshore
Trinidad & Tobago	1970	1	382	66	66	Offshore	3	4
United States	1968	575	11,478	6,648	882	Onshore/Offshore	69	11
Venezuela	1998	3	1,556	614	145	Offshore	1
Yemen	2008	1	3,911	3,598		Onshore
		656	245,047	130,611	9,543		113	52
Other countries		9	6,311	1,363	1,117	Offshore
Other countries with only exploration activity		13	106,401	69,075		Onshore/Offshore
Total		1,244	758,498	415,494	39,244		506	318

(a)	Square kilometers.

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Net developed and undeveloped acreage	(square kilometers)	2005	2006	2007	2008
Italy	24,053	22,496	20,664	20,409
Undeveloped	11,353	9,753	8,082	8,448
Developed	12,700	12,743	12,582	11,961

North Africa	66,456	53,744	53,073	159,889
Undeveloped	44,349	36,476	46,806	153,879
Developed	22,107	17,268	6,267	6,010

West Africa	15,456	14,800	16,231	27,756
Undeveloped	7,322	7,106	8,150	18,817
Developed	8,134	7,694	8,081	8,939

North Sea	10,320	8,405	6,629	5,311
Undeveloped	9,540	7,594	5,896	4,290
Developed	780	811	733	1,021

Caspian Area	959	960	959	1,080
Undeveloped	471	471	471	427
Developed	488	489	488	653

Rest of world	148,758	284,814	296,935	201,049
Undeveloped	137,869	275,546	287,444	190,389
Developed	10,889	9,268	9,491	10,660

Total	266,002	385,219	394,491	415,494
Undeveloped	210,904	336,946	356,849	376,250
Developed	55,098	48,273	37,642	39,244

Capital expenditures	(million euro)	2005	2006	2007	2008
Acquisition of proved and unproved property	301	152	96	836
Italy		139
North Africa		10	11	626
West Africa	60			210
Caspian Area	169
Rest of world	72	3	85
Exploration	656	1,348	1,659	1,918
Italy	38	128	104	135
North Africa	153	270	380	398
West Africa	75	471	239	460
North Sea	126	174	193	214
Caspian Area	15	25	36	28
Rest of world	249	280	707	683
Development	3,919	3,589	4,643	6,429
Italy	378	363	461	570
North Africa	1,007	701	948	1,246
West Africa	889	864	1,343	1,717
North Sea	385	406	397	505
Caspian Area	593	593	733	997
Rest of world	667	662	761	1,394
Storage	33	40	145	264
Other expenditures	56	74	82	98
	4,965	5,203	6,625	9,545

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Reserve life index (a)	(year)	2005	2006	2007	2008
Italy	9.2	9.3	9.7	9.3
North Africa	11.7	10.0	8.8	8.2
West Africa	10.2	8.3	9.2	9.5
North Sea	7.3	6.6	6.5	5.9
Caspian Area	29.4	32.1	26.0	30.3
Rest of world	8.1	7.1	11.3	10.0
	10.8	10.0	10.0	10.0

Reserve replacement ratio, all sources (a)	(%)	2005	2006	2007	2008
Italy	77	28	25	10
North Africa	60	95	36	118
West Africa	42	-	76	142
North Sea	53	26	32	-
Caspian Area	-	447	-	771
Rest of world	12	-	557	107
	40	38	90	135
SEC Criteria (consolidated subsidiaries)	43	38	38	136

(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

Exploratory wells	(units)	2005	2006	2007	2008
Exploratory wells completed in the year		52	68	81	111
Outside Italy		50	64	76	108
Italy		2	4	5	3
Exploratory wells completed in the year (net to Eni)		22	36	43	58
Outside Italy		20	32	39	56
Italy		2	4	4	2
SEC Criteria
Exploratory wells drilled in the year		56	61	60	104
Exploratory successful wells		22	26	24	38
Commercial success rate	(%)	39.3	42.6	40.0	36.5
Exploratory wells drilled in the year (net to Eni)		24	32	33	56
Exploratory successful wells (net to Eni)		12	16	12	24
Commercial success rate (net to Eni)	(%)	47.4	49.2	37.8	43.4

Economic indicators per boe	($/boe)	2005	2006	2007	2008
Lifting cost (a)	5.5	5.6	6.7	7.5
Exploration cost (three-year average) - discovery cost (b)	1.67	2.86	7.8	5.2
Finding and development cost (three-year average) (c)	10.72	13.87	29.1	20.4
Income	12.2	14.97	14.03	15.8

(a)	Ratio of production costs (costs incurred to operate and maintain wells and related equipment and facilities and royalties) to volumes produced.
(b)	Exploration cost for each boe of new reserves added is calculated as ratio of costs incurred with respect to exploration activity and purchase of unproved property to proved reserve additions related to improved recovery, extensions and new discoveries and revisions of previous estimates. Data for 2007 and 2008 were calculated based on amounts determined in accordance with IFRS. Previous year data were in accordance with U.S. GAAP. Differences between the amounts determined under the two bodies of accounting standards were immaterial. Data disclosed in the table were calculated excluding the purchase costs of probable and possible reserves and other resources which were incurred in connection with acquisitions of properties and corporations, particularly the assets acquired in the Gulf of Mexico, Congo and Russia (according to a 60% interest) in 2007 as well as in Congo, Turkmenistan and Algeria in 2008.
(c)	Finding and development cost for each boe of new reserves added is calculated as ratio of costs incurred with respect to exploration and development activities and purchase of unproved property to proved reserve additions related to improved recovery, extensions and new discoveries and revisions of previous estimates. Data for 2007 and 2008 were calculated based on amounts determined in accordance with IFRS. Previous year data were in accordance with U.S. GAAP. Differences between the amounts determined under the two bodies of accounting standards were immaterial. Data disclosed in the table were calculated excluding the purchase costs of probable and possible reserves and other resources which were incurred in connection with acquisitions of properties and corporations, particularly the assets acquired in the Gulf of Mexico, Congo and Russia (according to a 60% interest) in 2007 as well as in Congo, Turkmenistan and Algeria in 2008. Data also excluded development costs incurred in connection with Iranian buy-back contracts and costs estimated to be incurred in connection with asset retirement obligations.

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Key performance indicators	2005	2006	2007	2008
Net sales from operations (a)	(million euro)	22,969	28,368	27,633	36,936
Operating profit		3,321	3,802	4,127	3,933
Adjusted operating profit (b)		3,531	3,882	4,092	3,541
Market		1,715	2,045	2,228	1,469
Regulated businesses in Italy		1,521	1,365	1,419	1,549
International transport		295	472	445	523
Adjusted net profit		2,552	2,862	2,936	2,650
EBITDA pro-forma adjusted (b)		4,320	4,896	5,077	4,466
Market		2,484	2,966	3,068	2,310
Regulated businesses in Italy		1,288	1,222	1,289	1,401
International transport		548	708	720	755
Capital expenditures		1,152	1,174	1,366	1,794
Adjusted capital employed, net at year end		18,898	18,864	20,547	21,333
Adjusted ROACE	(%)	13.7	15.1	14.9	12.7
Worldwide gas sales	(bcm)	94.21	98.10	98.96	104.23
of which: E&P sales (c)		4.51	4.69	5.39	6.00
LNG sales		7.0	9.9	11.7	12.0
Customers in Italy	(million)	6.02	6.54	6.61	6.63
Gas volumes transported in Italy	(bcm)	85.10	87.99	83.28	85.64
Electricity sold	(TWh)	27.56	31.03	33.19	29.93
Employees at year end	(units)	12,324	12,074	11,582	11,389

(a)	Before the elimination of intragroup sales.
(b)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Results of the Power generation activity are reported within the Marketing business as it is ancillary to the latter.
(c)	Exploration & Production sales include volumes marketed by the Exploration & Production division in Europe and in the Gulf of Mexico.

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2008 Highlights

DISTRIGAS ACQUISITION
I On October 30, 2008, Eni closed the acquisition of the 57.243% majority stake in the Belgian company Distrigas NV from the French company Suez-Gaz de France. The acquisition represents a strategic deal for Eni and allows the company to strengthen its market leadership in Europe. Eni executed a mandatory tender offer on the minorities of Distrigas, at the same conditions proposed to Suez. The offer expired on March 19, 2008 with a 41.61% adhesion, including all Distrigas’ shares owned by Publigaz SCRL (31.25%). The squeeze-out of the remaining shares outstanding (1.14% of share capital) is underway.

On October 30, 2008, Eni signed with Suez the agreements related to the sale of a number of Eni’s assets as well as long-term gas and electricity supply contracts (consideration assets) aimed at optimizing Eni’s portfolio. As of end of December 2008 the following agreements have been finalized: (i) the Virtual Power Plant (VPP) agreement that grants Suez the right to off-take volumes of electricity corresponding to capacity of up to 1,100 MW from Eni for a period of 20 years, with proceeds of euro 1.21 billion; (ii) a gas supply contract up to 4 bcm per year to be delivered in Italy for a period of 20 years and an option to purchase up to 2.5 bcm per year to be delivered in Germany for a period of 11 years, with proceeds amounting to euro 255 million; (iii) a supply contract for 0.9 bcm per year of LNG in the Gulf of Mexico for a period of 20 years at a price of euro 87 million. Negotiations for the disposal of the gas distribution network in the Rome area and certain Exploration & Production assets are underway.

DIVESTMENT OF STOGIT AND ITALGAS TO SNAM RETE GAS
I On February 12, 2009 Eni’s Board of Directors approved the sale of its 100% stake in Italgas SpA and Stoccaggi Gas Italia SpA (Stogit) to Snam Rete Gas SpA for a total consideration of euro 4.7 billion (of which euro 3.1 billion refers to Italgas and euro 1.6 billion to Stogit). The transaction is consistent with the unbundling target set by the Italian regulator and is expected to create significant synergies in the segment of regulated businesses.

FRANCE: ACQUISITION OF A STAKE
IN GAZ DE BORDEAUX SAS
I In order to strengthen its position in the French gas market, on September 23, 2008 Eni finalized the purchase of a 17% stake in the share capital of Gaz de Bordeaux SAS, a company distributing natural gas in the city of Bordeaux. Also Eni’s associate Altergaz (Eni’s interest being 38.91%) entered the deal with an equal stake. The two partners signed a contract for supplying it with up to 250 mmcm/y of gas per year.

EXPANSION IN NATURAL GAS MARKET IN RUSSIA
I Eni signed a gas supply contract with a power generation company in Russia. This deal marks the start of Eni’s gas marketing activities in the country.

TTPC UPGRADING
I In 2008, the transport capacity of the TTPC gasline from Algeria has been increased by 6.5 bcm/y from the current 33.2 bcm/y. The new capacity was totally awarded to third parties.

FINANCIAL AND OPERATING RESULTS
I The Gas & Power business confirmed the stability of the division’s high cash generation recording a free cash flow[1] of euro 1.9 billion. In 2008, adjusted net profit was euro 2,650 million down 9.7% from 2007, mainly due to a weaker operating performance in the Italian market partly offset by increased international sales due to organic growth recorded in European markets and the contribution of the acquisition of Distrigas.

I Return on average capital employed on an adjusted basis was 12.7% (14.9% in 2007).

I Capital expenditures totaled euro 1,794 million and mainly related to the development and upgrading of Eni’s transport and distribution networks in Italy, the upgrading of international pipelines and the ongoing plan of building new power generation capacity.

I In 2008, natural gas sales of 104.23 bcm, including own consumption and sales by affiliates and E&P sales in Europe and in the Gulf of Mexico, increased by 5.3% from 2007 mainly due to the contribution of the acquisition of Distrigas (up 5.23 bcm) and

(1)	Cash flow provided by operating activities less cash outflows for investing activities.

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the organic growth on European markets, as well as favorable weather conditions registered in the first quarter. These positives were partly offset by a lower performance on the Italian market (down 5.8%).

I Eni expects to achieve gas sales of 124 bcm by 2012 with a 7% average growth rate per year of international sales leveraging on synergies deriving from the Distrigas acquisition that will help drive sales	growth and markets share gains in Eni’s target markets in spite of an unfavorable outlook for European gas demand.

I Electricity volumes sold were 29.93 TWh, decreasing by 3.26 TWh, or 9.8%, from 2007.

I Natural gas volumes transported on the Italian network were 85.64 bcm, up 2.8% from 2007.

Strategies
Eni is the leader in the European gas market thanks to its unique competitive position granted by a large and diversified gas supply portfolio, made up of long-term supply contracts and equity gas, direct access to a vast infrastructure system, long-term relationships with key producing countries, and market knowledge.
These assets provide Eni with a solid platform for organic growth in the European market. Eni will achieve these growth enhancing strong synergies from the recent acquisition of Distrigas that will help drive market share gains in Eni’s target markets achieving gas sales of 124 bcm by 2012 at an average growth rate of 7% a year of international sales.
Integration with upstream operations provides the Group with the ability to monetize its equity gas reserves and to pursue joint opportunities in the gas market and in particular in LNG operations.
Eni will also leverage on Distrigas acquisition to grow international LNG sales, reaching total sales of about 17 bcm by 2012 and increasing its presence outside Europe, in particular in the U.S. market.
In addition, a large installed power generation capacity and the expected increase in volumes sold up to 36.3 TWh by 2012, will enable Eni to extract further value from gas, diversifying its commercial outlets.
Leveraging on a strong presence in all phases of the gas value chain (supply, transport, distribution, marketing and LNG operations), Eni’s Gas & Power division represents a key figure in order to give stability to Eni’s returns and cash generation.

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The strategic guidelines to attain this target are as follows:

Strengthen leading market share in Europe leveraging on Distrigas acquisition

Preserve the leading position in the Italian gas market

Develop the LNG business, and

Improve flexibility and efficiency

The vertical integration of the Gas & Power business enhances the value of downstream activities and enables Eni to generate strong and stable performances.
Demand-supply balances determine market prices in supply activities. In particular, availability of natural gas and electricity is ensured, for natural gas, by long-term supply contracts and equity production, and, for electricity, by access to the Italian power exchange (electricity trading activity) and power generation.
In Italy the Italian Authority for Electricity and Gas is granted regulatory powers in matters of natural	gas pricing and access to infrastructures (storage, transport and regasification) and in matters of technical quality of services.

Following the liberalization of the energy market, customers are allowed to choose the supplier of electricity and gas and, according to their specific needs, to evaluate the quality of services and offers. With regard to the retail market in Italy, the Authority for Electricity and Gas regulates and defines the tariff system for those customers who have not yet chosen their supplier on the free market.

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GAS MARKET TRENDS

OVERVIEW
According to Eni‘s energy outlook, worldwide gas demand will slow down as compared to earlier estimates due to a worldwide recession that is affecting the economy and reducing gas and electricity consumption in all industrial segments and in power generation.
The demand for energy sources with low environmental impact and high combustion efficiency suffered less than other fuels the consequences of the negative economic scenario and in this context natural gas is expected to maintain its relevant role in satisfying global energy needs, both as a primary source and as a secondary source for power generation.
In 2008, despite the negative economic scenario,

natural gas consumption declined less than other fuels and its demand trends are still expected to be on the positive side due mainly to the following:
  the increasingly wide adoption of gas-fired combined cycle plants for electricity generation due to their lower investment costs, higher efficiency and lower emissions as compared to other technologies based on the use of fossil fuels;
  continuing progress in technologies applicable to all phases of the natural gas chain capable of extracting value from the huge stranded gas reserves (LNG, GTL - gas to liquids, TAP - high pressure gas transport). In particular, global LNG volumes will increase in the considered period due to expected massive capital expenditures;
  the higher environmental compatibility of natural gas as compared to other fossil fuels which is a crucial element considering the increasing political commitment to reducing emissions of greenhouse gases and the implementation of stricter environmental regulation, particularly in the European Union. Worth mentioning is the new 20-20-20 European policy, approved in early 2008, which mandates a 20% reduction in consumption of gas and fossil fuels that cause global warming, a 20% increase in energy savings and a 20% increase in consumption of renewable energy sources by 2020;
  the projected economic growth in Asia, particularly in China and India, coupled with an evolution in living standards, as well as an expected increase in domestic consumption in gas producing countries.

EUROPEAN GAS MARKET
In Europe (OECD countries) demand for gas is expected to grow at an average annual rate of 2% by 2020, reaching 722 bcm. Due to the current economic downturn, European demand for gas is expected to remain substantially stable during 2009 and to resume growing by 2% in the following years. The main driver of long-term growth will be the wider use of gas in power generation. A growing portion of European gas requirements is expected to be satisfied by imports which, according to Eni’s estimates, will cover at least 80% of consumption from the current level of 60%, due to domestic production decrease, stressing European dependence on producing countries. The most important pipeline supply sources will remain Russia and Algeria and, to a lesser degree, Norway and Libya. The Italian natural gas market, third in size in Europe after the UK and Germany, participates in the structural change ongoing in Europe which will lead to the creation of a single energy market. In this context, Italy will be able to exploit its geographic location

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both as concerns the internal European market and the Mediterranean area.
In 2008 gas consumption in Italy amounted to 84.88 bcm a decline due to the current economic downturn. About 90% of gas requirements were met through imports and 10% was covered by domestic production. Eni expects natural gas consumption in Italy to increase with a compound average growth rate of about 2%, hitting approximately 106.7 bcm in 2020 (94.2 bcm forecasted in 2012) driven by power generation requirements. Growing gas needs will be met by a projected increase in imported capacity, which will be supported by significant capital expenditure projects designed to upgrade existing infrastructures or to build new ones.
Among other actions, Eni intends to increase the capacity of the Panigaglia regasification terminal, targeting about 8 bcm/y of gas in 2014 as compared to the current 3.5 bcm/y.

COMPETITIVE CONTEXT AND ENI’S STRATEGIES
The competitive context of gas points to globalization. Gas operators have to adopt a supranational approach in order to plan flows and uses of available amounts due to the interconnection between demand and supply developments and dynamics.
Growth strategies must take into account the willingness of National Oil Companies to enter the gas market, the increasing contractual strength of large customers, the opportunities arising from the expected development of producing countries’ markets, and the role of infrastructure and LNG. In this context, Eni’s activities and knowledge about gas marketing and infrastructure management and its presence on different markets will represent a sound basis for future growth and a solid base from which to develop new cooperation models with National Oil Companies. The Company will direct significant resources to the development of the LNG business as a lever to access new markets beyond European borders, to create new partnerships with countries which own reserves and to diversify supply sources.

MARKETING POLICY
Eni intends to implement a value-oriented marketing policy, leveraging on its established know-how in customer-care, personalization of services, and brand awareness.
Marketing actions will focus on all market segments: power generation, industries, middle and retail markets, continuing its action of cross selling to the middle market and dual offering for the retail market (see detail below). Specifically, Eni’s commercial offer includes:
  for business customers (large and medium sized industrial customers), a dedicated commercial structure and a personalized commercial offer based on tailored contractual formulas and a panel of indexation options that allow clients to choose according to their requirements. A business clients service and a portal accessible only to registered users provide customized solutions on the technical, administrative and contractual aspects of the various offers, as well as a spate of energy services addressing different areas (including cogeneration and gas powered air conditioning, energy efficiency titles, thermographic analysis, REMI plants and internal distribution networks, classification of areas with explosion risk, metering and alert and vocational training). Customers can identify their needs for energy rationalization, optimizing their offtake of gas and electricity, managing efficiently their metering and regulation devices and monitoring their consumption trends by means of specific devices;
  for tertiary and middle market customers, in addition to various contractual formulas for natural gas and electricity supply, Eni offers customized assistance and clear and transparent contractual terms, price conditions tailored to the type of supply requested, discounts on consumption, protection of the environment by assisting customers to comply with applicable laws and regulations on safety and environmental protection;
  for retail customers, a network of franchised outlets (Eni Energy Stores) provides a wide range of services from installation and upkeep of heating, cooking and air conditioning facilities to the supply of gas and electricity for homes, supporting customers in their choice aimed at energy savings and environmental protection through an efficient use of resources. Eni Energy Stores are complemented by Contact Centers that provide information, counseling and assistance on the technical, administrative and contractual aspects of gas and electricity supply. The new dual offer is addressed to customers buying both gas and electricity from Eni that are granted an unending 10% discount on the energy component of the price of electricity set by the Authority for Electricity and Gas.

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ACTIVITIES

1. Marketing

1.1 Natural gas

Overview
In 2008, worldwide natural gas sales of 104.23 bcm, including own consumption, sales by affiliates and E&P sales in Europe and in the Gulf of Mexico, increased by 5.3% from 2007 mainly due to the organic growth recorded in the European markets (up 9%) and the contribution of the acquisition of Distrigas as well as higher seasonal sales recorded in the first quarter. These positives were partly offset by the lower performance of the Italian market (down 5.8%). Management plans to achieve 124 bcm of sales volumes in 2012 leveraging on growth in international markets where sales are expected to increase by as much as 7%[2] on average in the next four years targeting a 21% market share in Europe.

Supply of natural gas
The relevant availability of natural gas deriving from equity production and purchases under long-term supply contracts with main producing countries, as well as the access to all infrastructure in the LNG chain (regasification, liquefaction and shipping) and to storage infrastructure, provide Eni with a sound competitive advantage enhancing the security, flexibility and continuity of supplies due to the diversification of sources, their origin and transport modes.
This advantage has been further strengthened by the acquisition of Belgian company Distrigas which significantly increased Eni’s portfolio of supplies with long-term supplies for about 14.7 bcm/y from the Netherlands, Norway and Qatar (all with an average residual duration of 14 years).
Eni’s gas requirements are met by natural gas from a total of 12 countries, where Eni also holds upstream activities. The average duration of Eni’s supply contracts is about 21 years. When fully operational in 2010, long-term supply contracts containing take-or-pay clauses will allow Eni to supply about 62.4 bcm/y. Eni’s supply portfolio will be more diversified and less risky, given that Eni will depend from a single supplier for about 20-22% of total volumes purchased in 2012.

Despite the fact that an increasing portion of natural gas volumes is planned to be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to the increasing of import capacity (pipeline upgrading and new LNG plants) that took place in 2008 and the closing of projects in progress or publicly announced by Eni and third parties, as well as the evolution of Italian regulations in the natural gas sector, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts.
In 2008, main gas volumes from equity production derived from: (i) Italian gas fields (7.5 bcm); (ii) the Wafa and Bahr Essalam fields in Libya linked to Italy trough the GreenStream pipeline. In 2008 these two fields supplied 3.2 bcm net to Eni; (iii) fields located in the British and Norwegian sections of the North Sea (2.3 bcm); (iv) other European areas (in particular Croatia with 0.6 bcm).
Considering also the direct sales of the Exploration & Production division in Europe and the Gulf of Mexico and LNG supplied to the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 21 bcm representing 21% of total volumes available for sale.

Marketing in Italy
In 2008 Eni’s gas sales in Italy amounted to 52.87 bcm (including own consumption3), down 5.8% from 2007 mainly due to a decline in demand resulting from the economic downturn that affected all segments and stronger competitive pressures offset in part by very cold weather especially in the first quarter.
The Italian market includes four segments of customers: large businesses, the power generation sector, wholesalers and residential customers.
Large businesses and power generation utilities are directly linked to the national and the regional natural gas networks. Wholesalers mainly include local selling companies which resell natural gas to residential customers through low pressure distribution networks and distributors of natural gas for automotive use. Residential customers include households (also referred to as the retail market), the tertiary sector (mainly commercial outlets, hospitals, schools and local administrations) and small businesses (also referred to as the middle market) located in large metropolitan areas and urban centers.

(2)	Includes 100% Distrigas sales in 2008 and excludes sales to importers in Italy.
(3)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in own operation by a company or its subsidiaries are excluded from calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy.

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In the medium term, the Italian gas market will be characterized by greater competition related to the decline in demand resulting from the negative market context and the entry on the market of new supplies related to the upgrade of import infrastructure. In particular import capacity is expected to increase by approximately 25 bcm in the next four years. About 90% of new capacity is expected to come on stream in 2010. This capacity derives in particular from the upgrades achieved by Eni on pipelines from Russia (TAG); Algeria (TTPC) and Libya (GreenStream) (see: "Transport outside Italy" below) and the full operation of the regasification plant of Rovigo owned by third parties.
In this context, Eni plans to face the threat of competition by consolidating its position on the domestic market by maintaining its profitability and focusing on more profitable market segments characterized by greater loyalty. In particular:
  in the large segment (power generation, industries and wholesalers) Eni intends to make use of its ability in providing large volumes meeting customers’ specific needs in terms of offering and pricing and of offtake flexibility extending to them the dual offer of gas and electricity made available by EniPower’s power plants;
  in the residential segment, Eni intends to consolidate its leadership through excellent services and expanding its portfolio of customers, in particular those already accepting its dual offer. The dual offer was started in the second half of 2007 and has been updated with the new "10conte" formula addressed to households that choose to buy gas and electricity from Eni. These customers are awarded an unending 10% discount on the energy component of tariffs set by the Authority for Electricity and Gas for the duration of the contract. If the customer purchases only electricity, the discount amounts to 5%. Eni targets a dual offer penetration of over 20% of Eni’s retail customer’s base by 2012.

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These actions will be supported by a continuing commitment to the reduction in cost to serve, streamlining front-end and back-end processes and achieving economies of scale and synergies, particularly those deriving from the dual offer.	Eni intends to achieve greater efficiency and reduce the cost of service by an average 7% per year targeting euro 12.8 per customer by 2012 (euro 16.8 in 2008).

Sales and market share by segment
2007	2008

(bcm)	Volumes sold	Market share (%)	Volumes sold	Market share (%)	% Ch. 2008 vs 2007
Italy to third parties	50.05	59.0	47.24	55.7	(5.6)
Wholesalers	10.01	11.8	7.52	8.9	(24.9)
Gas release	2.37		3.28		38.4
Italian exchange for gas and spot markets	1.90	2.2	1.89	2.2	(0.5)
Industries	12.77	15.0	10.64	12.5	(16.7)
Industries	11.77	13.9	9.59	11.3	(18.5)
Medium-sized enterprises and services	1.00	1.2	1.05	1.2	5.0
Power generation	17.21	20.3	17.69	20.8	2.8
Residential	5.79	6.8	6.22	7.3	7.4
Own consumption	6.08		5.63		(7.4)
TOTAL SALES IN ITALY	56.13	66.1	52.87	62.3	(5.8)
Gas demand	84.90		84.88

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Marketing in the Rest of Europe
Gas sales in European markets (31.78 bcm including affiliates and the contribution of the Distrigas acquisition) increased by 30.5%, reflecting also market share gains. Excluding the impact of Distrigas, sales of natural gas on European markets amounted to 26.55 bcm, increasing by 9%, mainly due to the growth registered in France, the Iberian Peninsula, Turkey and Germany-Austria. Our strategy is to further strengthen	our leadership in the European gas market, where we hold a unique competitive position, thanks to our large and diversified gas supply portfolio and our direct access to a vast infrastructure system and customer base. We will grow our international gas sales by an average of 7% a year, also thanks to the Distrigas acquisition despite our reduced forecast for gas demand growth in Europe. Follows a description of Eni’s presence in main European markets and targets set for 2012.

Benelux
The acquisition of Distrigas finalized in October 2008 represents a strategic opportunity for Eni. Distrigas is a key operator in Benelux, in particular in Belgium, the strategic hub of the continental European gas market thanks to its central position and high level of interconnectivity with the transit gas networks of central and northern Europe. The company currently operates in Belgium, Luxembourg, France, the Netherlands and Germany selling natural gas mainly to industries, wholesalers and power generation. Distrigas also has diversified sources of supply, both in geographical terms with its long-term supply contracts portfolio in	the Netherlands, Norway and Qatar, and technically as it purchases natural gas, transports it via pipeline and as LNG. It also owns an 11% interest in Interconnector UK Ltd, the company that owns the interconnection of the transit gas networks between Belgium and the UK and the Methania gas tanker ship. Its transport assets connect natural gas sources with European markets and the Zeebrugge hub on the Belgian coast.

In 2008 Distrigas natural gas sales in Benelux amounted to approximately 13.5 bcm and by 2012 Eni targets sales of 14.8 bcm, an annual average growth rate of 2% and a 22% market share.

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France
Eni sells natural gas to industrial clients and resellers and to the segments of small businesses and retail though its partnership with Altergaz in which it holds a 38.91% stake. Altergaz supplies approximately 23,000 clients (of these 17,000 are residential customers), with revenues of approximately euro 260 million. Eni will support Altergaz’s development in the target segments through a 10-year supply contract of 1.3 bcm/y and will pursue synergies with its own commercial structure. On September 23, 2008, Eni and Altergaz acquired a 17% stake each in the share capital of Gaz de Bordeaux SAS, a gas distributor in the municipality of Bordeaux and defined the terms of a long-term supply contract for 250 mmcm/y to Gaz de Bordeaux.
In addition, the recent acquisition of Distrigas provides Eni with a customer base and sound commercial structures.
The retail segment in France presents attractive development opportunities with its 10.8 million of sites and delivery points and consumption equaling 27% of total national consumption. Eni expects to ramp sales on the French market to achieve 6.8 bcm of sales by 2012. This target represents an annual average growth rate of 14%. Eni’s market share is expected to reach 13%.

Germany/Austria
Eni is present on the German natural gas market through its affiliate GVS (Gasversorgung Süddeutschland GmbH - Eni 50%) which sold approximately 4.22 bcm in 2008 (2.11 bcm being Eni’s share) and through a direct marketing structure (Eni G&P GmbH).
In the medium-term, Eni, supported by the synergies achieved with GVS, plans to significantly increase its sales to the local distribution companies and industrial segment, leveraging on the pursuit of opportunities arising from the ongoing liberalization process.
The objective is to sell 7.6 bcm in 2012, equal to a 7% market share with an annual growth rate of 9%.

IBERIAN PENINSULA
Portugal
Eni operates on the Portuguese market through its affiliate Galp Energia (Eni’s interest 33.34%) which sold approximately 5.78 bcm in 2008 (1.93 bcm being Eni’s share).

Spain
Eni operates in the Spanish gas market through a direct marketing structure that markets in particular LNG from Nigeria and through Unión Fenosa Gas (UFG)

(Eni’s interest 50%) which supplies natural gas mainly to final customers and power generation utilities.
In 2008 gas sales of UFG in Europe amounted to 4.32 bcm (2.16 bcm Eni’s share). UFG holds an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and a 7.36% interest in a liquefaction plant in Oman. In addition, it holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) regasification plants, with a 42.5% and 18.9% interest, respectively. Eni targets to increase its sales in the Iberian Peninsula from the current 7.44 bcm level to approximately 8.6 bcm by 2012, with an annual average growth rate of 4%, in line with the growth of the Spanish market.

UK/Northern Europe
Eni through its subsidiary North Sea Gas & Power (Eni UK Ltd) markets equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge, TTF). Eni plans to grow volumes sold on the markets of the UK/Northern Europe from the current 3.2 bcm level to approximately 6.8 bcm by 2012, with a 21% average annual growth rate.

Turkey
Eni sells gas supplied from Russia and transported via the Blue Stream pipeline. In 2008 sales amounted to 4.93 bcm. Leveraging on the expected demand growth, Eni plans to increase sales up to 6.4 bcm by 2012, equal to a 7% growth rate.

1.2 LNG
Eni is present in the all phases of LNG: liquefaction, shipping, regasification and sale. The global development of this segment is a priority for Eni that plans to expand on extra European markets, in particular in the USA, also to fully monetize its large equity reserves.

Eni’s main assets in LNG are:

Italy
Eni, through Snam Rete Gas, operates the only regasification terminal operating in Italy at Panigaglia (Liguria). At full capacity, this terminal can regasify 17,500 cubic meters of LNG per day and input 3.5 bcm/y into the Italian transport network. Eni plans to increase the capacity of the Panigaglia plant from the current 3.5 bcm to 8 bcm. From 2014 the upgrade of this structure will allow to increase imports to Italy by 4.5 bcm/y. Works are expected to start up by 2010, if all authorizations are granted.

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Qatar
The closing of the acquisition of Distrigas allowed Eni to increase its development opportunities in the LNG business with the access to new supply sources mainly from Qatar, under a 20-year long agreement with RasGas (owned by Qatar Petroleum with a 70% interest and ExxonMobil with a 30% interest)[4] and to the Zeebrugge LNG terminal on the Western coast of Belgium. In 2008 the terminal was authorized to load gas carriers, allowing Distrigas to start its LNG export activity to very profitable markets.

Egypt
Eni, through its interest in Unión Fenosa Gas, owns a 40% interest in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG equal to a feedstock of 7 bcm/y of natural gas. In 2008, the Gas & Power segment withdrew 0.7 mmtonnes of LNG (approximately 1 bcm of natural gas) to be marketed in Europe.

Spain
Eni through Unión Fenosa Gas holds a 21.25% interest in the Sagunto regasification plant, near Valencia, with a capacity of 6.7 bcm/y. At present, Eni’s capacity entitlement amounts to 1.6 bcm/y of gas. A capacity upgrading plan has been sanctioned targeting a 0.8 bcm/y capacity increase by 2009. Eni through Unión Fenosa Gas also holds a 9.5% interest in the El Ferrol regasification plant, located in Galicia, that started operations in November 2007, with a treatment capacity of approximately 3.6 bcm/y, 0.4 bcm/y being Eni’s capacity entitlements.

USA
Cameron
Eni acquired from US company Sempra an option on a share of the regasification capacity of the Cameron plant, under construction on the banks of the Calcasieu River, approximately 15 miles south of Lake Charles in Louisiana. Eni’s capacity entitlement amounts to 6.5 bcm/y, equal to a 40% share of the total plant capacity for a duration of 20 years. Production start up is expected within 2009. This transaction will allow Eni to market the natural gas reserves that it is developing in North Africa and Nigeria on the North American market.

Pascagoula
Within the upstream project related to the construction of an LNG plant in Angola designed to produce 5.2 mmtonnes of LNG (approximately 7.3 bcm/y) for the North American market, Eni bought a 20 year-option, amounting to 5.8 bcm/y, on the regasification capacity of the plant that will be built near Pascagoula in Mississippi, with start up expected within 2011.

With the contribution of the Distrigas acquisition and of sales of the E&P segment, by 2012 Eni targets sales of LNG of about 17 bcm (12 bcm in 2008).

1.3 Power Generation
In 2008, electricity production sold was 29.93 TWh, mainly on the Italian market. By 2012 Eni targets sales of electricity of 36.3 TWh. Eni conducts its power generation activities at its sites of Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara. In 2008 production of electricity amounted to 23.33 TWh, down 2.16 TWh from 2007, or 8.5% due mainly to a decline in demand related to the negative market scenario. Total installed capacity was 4.9 GW at December 31, 2008.
In the medium-term Eni intends to complete its plan for expanding power generation capacity, targeting an installed capacity of 5.5 GW.
At full capacity in 2012, production is expected to amount to approximately 29 TWh, corresponding to approximately 8% of electricity generated in Italy at that date[5]. This expansion will allow Eni to consolidate its market share and its position as third electricity producer in Italy.
When fully operational, volumes of gas supply will amount to 5.6 bcm/y deriving from Eni supply portfolio.
Eni is defining initiatives aimed at expanding its presence in the field of renewable and alternative energy sources, in particular with the construction of three photovoltaic power stations and one fuelled with biomass for a total capacity of 45 MW. Planned capital expenditure amounts to euro 0.7 billion in addition to the euro 2.4 billion already invested until 2008.

(4)	RasGas is one of the most important integrated companies operating in the LNG business in the world.
(5)	Source: forecast of electricity demand - Terna SpA.

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The development plan is underway at Ferrara (Eni’s interest 51%), where in partnership with EGL Holding Luxembourg (a company belonging to Swiss group EGL) construction of two new 390 MW combined cycle units is currently undergoing testing and the relevant authorizations are pending with start up expected in early 2009. In addition in 2009 Eni plans to start the installation of a new 240 megawatt unit at the Taranto site (current capacity 75 MW).

New installed generation capacity uses the combined cycle gas fired technology (CCGT), ensuring a high level of efficiency and low environmental impact.
In particular, management estimates that for a given amount of energy (electricity and heat) produced, the use of the CCGT technology on a production of 26.5 TWh reduces emissions of carbon dioxide by approximately 5 mmtonnes, as compared to emissions using conventional power generation technology.

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2. International transport and regulated businesses in Italy

Overview
Eni operates the widest European network of integrated infrastructure for transporting natural gas, which links key consumption basins with the main producing areas (North Africa, Russia and the North Sea). In Italy Eni operates almost all the national transport network and can count on an extended system of local distribution networks servicing retail markets. The availability of regasification capacity in Italy and the Iberian Peninsula coupled with a significant storage capacity ensures a high level of operating flexibility. These assets represent a significant competitive advantage.

Eni is implementing plans for upgrading its import pipelines from Russia, Algeria and Libya and its storage capacity, and for expanding and modernizing its national transport and distribution networks. To this end and to face the expected long-term growth of European natural gas demand, the Company will invest approximately euro 7 billion in the next four years. In particular, the Company plans to increase the transport capacity of its international pipeline by 25 bcm, 90% of which coming on stream in 2010.

2.1 International transport
Eni owns capacity entitlements in a network of European and north African high pressure pipelines for a total of over 4,400 kilometers enabling the Company to import natural gas produced in Russia, Algeria, the North Sea and Libya to Italy.
The main pipelines in this network are:
  the TAG PIPELINE, 1,140-kilometer long, made up of three lines, each about 380-kilometer long, with a transport capacity of 37 bcm/y, and three compression stations. This gasline transports Russian natural gas from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system.
This facility is undergoing an upgrade project entailing the construction of two new compression stations in order to increase the transport capacity by 6.5 bcm/y. A first portion of 3.2 bcm/y is has started operating in October 2008. The second portion of 3.3 bcm/y is expected to start operating in the fourth quarter of 2009.
In 2008 the whole new capacity has been awarded to third parties following a transparent and non discriminatory procedure (lottery) agreed with Austrian and European Authorities;

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  the TTPC PIPELINE, 740-kilometer long, made up of two lines each 370-kilometer long with a transport capacity of 33.2 bcm/y and five compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. In 2008 the transport capacity of this facility has been increased by 6.5 bcm/y. A first portion of 3.2 bcm/y came on line on April 1, 2008, while the second portion of 3.3 bcm/y started operations in October 2008. The whole new capacity has been awarded to third parties;
  the TMPC PIPELINE for the import of Algerian gas, 775-kilometer long, made up of five lines each 155-kilometer long with a transport capacity of 33.5 bcm/y. It crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system;
  the TENP PIPELINE, 1,000-kilometer long (two 500-kilometer long lines) with transport capacity of 15.5 bcm/y and four compression stations. It transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border;
  the TRANSITGAS PIPELINE, 291-kilometer long, with one compression station, that transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transport capacity of 20 bcm/y. A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach, was built for the transport of Norwegian gas. Eni is assessing an upgrade of the capacity of this pipeline of 2 bcm. The final investment decision is subject to the approval of relevant authorities;
  the GREENSTREAM PIPELINE that started operations in October 2004 for the import of Libyan gas produced in Eni operated fields at Bahr Essalam and Wafa. It is 520-kilometer long with a transport capacity of 8 bcm/y and crosses underwater the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system. In 2008 Eni started construction for the upgrade the transport capacity of this pipeline to 11 bcm/y with completion expected in 2012.
Eni holds a 50% interest in the BLUE STREAM underwater pipeline (water depth greater than 2,150 meters) linking the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 bcm/y.

Agreement with Gazprom: the South Stream project
Eni and Gazprom are assessing a project to build a new route for importing gas from Russia to Europe through the Black Sea. The South Stream pipeline is expected to be composed by two sections: (i) an offshore 900-kilometer long section crossing the Black Sea from the Russian coast at Beregovaya (the same starting point of the Blue Stream pipeline) to the Bulgarian coast at Varna. It will be laid reaching water depths of more than 2,000 meters; (ii) an onshore section for which two options are currently being evaluated: one envisages crossing Serbia and Hungary to connect to existing trunklines from Russia; another section pointing South West crossing Greece and Albania then linking to the Italian network. Eni and Gazprom will carry out the project using the most advanced technologies in full respect of the strictest environmental criteria.

2.2 Regulated businesses in Italy

Transport in Italy
Eni, through Snam Rete Gas, a company listed on the Italian Stock Exchange operates most of the Italian natural gas transport network as well as the only regasification terminal currently operating in Italy. Under Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy, transport and regasification activities are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed. This makes transport a low risk business capable of delivering stable performances. Eni’s network extends for 31,474 kilometers and comprises: (i) a national transport network extending over 8,779 kilometers, made up of high pressure trunk-lines mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with regional transport networks. The national network includes also some interregional lines reaching important markets;

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(ii) a regional transport network extending over 22,695 kilometers, made up of smaller lines and allowing the transport of natural gas to large industrial complexes, power stations and local distribution companies in the various local areas served.
The major pipelines interconnected with import trunk-lines that are part of Eni’s national network are:

for natural gas imported from Algeria (Mazara del Vallo delivery point):

  two lines with a 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina Strait, connect Mazara del Vallo on the Southern coast of Sicily where they link with the TMPC pipeline carrying Algerian gas, to Minerbio (near Bologna). This pipeline is undergoing an upgrade with the laying of a third line with a 48-inch diameter 403-kilometer long (of these 309 are already operating). Available transport capacity[6] at the Mazara del Vallo entry point is approximately 102 mmcm/d;

for natural gas imported from Libya (Gela delivery point):

  a 36-inch line, 67-kilometer long linking Gela, the entry point of the GreenStream underwater pipeline, to the national network near Enna along the trunkline transporting gas coming from Algeria. Transport capacity at the Gela entry point is approximately 31 mmcm/d;

for natural gas imported from Russia (Tarvisio and Gorizia delivery points):

  two lines with 42/36/34-inch diameters extending for a total length of approximately 900 kilometers connect the Austrian network at Tarvisio. This facility crosses the Po Valley reaching Sergnano (near Cremona) and Minerbio. This pipeline has been upgraded by the laying of a third 264-kilometer long line with diameter from 48 to 56 inches. The pipeline transport capacity at the Tarvisio entry point amounts to approximately 106 mmcm/d plus the transport capacity available at the Gorizia entry point of approximately 5 mmcm/d;
for natural gas imported from the Netherlands and Norway (Passo Gries delivery point):
  one line, with a 48-inch diameter, 177-kilometer long extends from the Italian border at Passo Gries (Verbania), to the node of Mortara, in the Po Valley. The pipeline transport capacity at the Passo Gries entry point amounts to 65 mmcm/d;

for natural gas coming from the Panigaglia LNG terminal:

  one line, with a 30-inch diameter, 170-kilometer long links the Panigaglia terminal to the national transport network near Parma. The pipeline transport capacity at the Panigaglia entry point amounts to 13 mmcm/d;

for natural gas coming from the Rovigo Adriatic LNG terminal:

  a 36-inch connection at the Minerbo junction with the Cavarzere-Minerbio pipeline belonging to Edison Stoccaggio SpA, which will receive gas from the LNG terminal located offshore of Porto Viro, once in operation.

In 2008, Eni’s national transport network increased by 393 kilometers due to certain upgrades to both national trunklines (231 kilometers) and the regional network (162 kilometers).
Eni’s system is completed by: (i) 11 compressor stations with a total power of 830 MW used to increase gas pressure in pipelines to the level required for its flow; (ii) 5 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo, Messina and Gela in Sicily and Favazzina and Palmi in Calabria. The interconnections managed by Snam Rete Gas in the Italian transport network are guaranteed by 23 linkage and dispatching nodes and by 569 plant units including pressure reduction and regulation plants. These plants allow to regulate the flow of natural gas in the network and guarantee the connection of pipes working at different pressures.
For the next four years Snam Rete Gas approved a capital expenditure plan of approximately euro 4.3 billion aimed mainly at the increase of volume transported of about 25% and at the upgrade of the transport network in view of increasing import flows.

(6)	Available transport capacity is measured at the beginning of each thermal year, starting on October 1.

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Transport capacity in Italy	(mmcm/d)
2007-2008 Thermal year	2008-2009 Thermal year

Entry points	Available capacity	Awarded capacity	Saturation (%)	Available capacity	Awarded capacity	Saturation (%)
Tarvisio	112.6	92.2	81.9	106.0	97.8	92.2
Mazara del Vallo	90.7	80.4	88.7	101.8	93.2	91.6
Passo Gries	63.5	59.6	93.8	64.9	60.8	93.7
Gela	30.3	29.5	97.3	30.5	30.5	100.0
GNL Panigaglia	13.0	11.4	87.7	13.0	11.4	87.7
Gorizia	4.8	0.5	9.4	4.8
	314.9	273.6	86.9	321.0	293.7	91.5

Galsi
On September 30, 2008 Snam Rete Gas and Galsi signed the final agreement confirming the mutual commitment to, and setting out a conditions for, the construction of the Italian section of a new pipeline importing gas from Algeria to Italy, via Sardinia. According to the agreement, Galsi will develop the engineering and obtain the main permits and authorizations required, and Snam Rete Gas will build the pipeline and subsequently manage the gas transport activities.
The Galsi project includes an international undersea section, from the Algerian coast to the south of Sardinia near Cagliari, and an Italian section comprising the overland section crossing Sardinia
(to the Olbia area) and a new undersea section to Tuscany (near Piombino), where the pipeline will be connected to the Italian national transport network. The Galsi pipeline will be approximately 900 kilometers in length overall, of which 600 km will be offshore and at a maximum depth of around 2,800 meters between Algeria and Sardinia. The initial transport capacity will be 8 bcm/y. This project represents, over and above the new technological challenge, the first step towards a methane supply for Sardinia, a region that currently does not have natural gas available.

Distribution activities
Distribution involves the delivery of natural gas to residential and commercial customers in urban centers through low pressure networks. Eni, through its 100% subsidiary Italgas and other subsidiaries, operates in the distribution activity in Italy serving 1,318 municipalities through a low pressure network consisting of approximately 49,000 kilometers of pipelines supplying 5.6 million customers and distributing 7.3 bcm in 2008. Under Legislative Decree No. 164/2000 on the opening up of the natural gas market in Italy, distribution activities are considerated public service and therefore are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed. This business, therefore, presents a low risk and a steady cash generation profile. Distribution activities are conducted under concession agreements whereby local public administrations award the service of gas distribution to companies. According to Legislative Decree No. 164/2000, the award of the service has to take place by competitive bid from the end of a transition period no later than December 31, 2012. Future concessions will last no more than twelve years.
Eni intends to develop its market and improve efficiency and quality of services rendered. For the next four years Eni defined a capital expenditures plan of approximately euro 1 billion for the development/upgrade of its distribution networks and their technological upgrade. Its aim by 2012 is to serve 4.8 million clients and increase distributed volumes to 6.8 bcm, not including the contribution of the gas distribution network in the Rome area.

Storage
Eni considers the development of gas storage facilities as a core element of the gas business.
Gas storage capacity provides flexibility to match gas demand in peak periods, thereby contributing to the optimization of the gas supply portfolio. In this context, the partnership with Hewett Unit in the Tullow project (for detailed information see the E&P chapter above) represents another strategic stage in the process of strengthening Eni’s leadership in the European storage business.

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Supply of natural gas	(bcm)	2005	2006	2007	2008
Italy	10.73	10.21	8.65	8.00
Outside Italy
Russia	23.50	24.98	23.44	22.91
Algeria (including LNG)	21.03	20.42	18.41	19.22
Libya	4.61	7.70	9.24	9.87
Netherlands	8.29	10.28	7.74	9.83
Norway	5.78	5.92	5.78	6.97
United Kingdom	2.28	2.50	3.15	3.12
Hungary	3.63	3.28	2.87	2.84
Qatar (LNG)				0.71
Others (natural gas)	2.02	2.41	2.20	4.07
Others (LNG)	0.69	1.57	2.32	2.11
	71.83	79.06	75.15	81.65
Total supplies of Eni consolidated companies	82.56	89.27	83.80	89.65
Offtake from (input to) storage	0.84	(3.01)	1.49	(0.08)
Network losses and measurement differences	(0.78)	(0.50)	(0.46)	(0.25)
Available for sale of Eni consolidated companies	82.62	85.76	84.83	89.32
Available for sale of Eni affiliates	7.08	7.65	8.74	8.91
E&P volumes	4.51	4.69	5.39	6.00
Total available for sale	94.21	98.10	98.96	104.23

Gas sales by market	(bcm)	2005	2006	2007	2008
Italy	58.08	57.09	56.13	52.87
Wholesalers	12.05	11.54	10.01	7.52
Gas release	1.95	2.00	2.37	3.28
Italian exchange for gas and spot markets			1.90	1.89
Industries	14.07	14.33	12.77	10.64
Industries	13.07	13.33	11.77	9.59
Medium-sized enterprises and services	1.00	1.00	1.00	1.05
Power generation	17.60	16.67	17.21	17.69
Residential	6.87	6.42	5.79	6.22
Own consumption	5.54	6.13	6.08	5.63
International sales	36.13	41.01	42.83	51.36
Importers in Italy	11.53	14.10	10.67	11.25
Target markets	18.38	20.71	24.35	31.78
Iberian Peninsula	4.59	5.24	6.91	7.44
Germany-Austria	4.23	4.72	5.03	5.29
Turkey	2.46	3.68	4.62	4.93
Belgium				4.57
Northern Europe	2.93	2.62	3.15	3.21
Hungary	3.39	3.10	2.74	2.82
France	0.15	1.07	1.62	2.66
Other	0.63	0.28	0.28	0.86
Extra-Europe	1.71	1.51	2.42	2.33
E&P in Europe and in the Gulf of Mexico	4.51	4.69	5.39	6.00
Worldwide gas sales	94.21	98.10	98.96	104.23

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Gas sales by entity	(bcm)	2005	2006	2007	2008
Sales of consolidated companies	82.62	85.76	84.83	89.32
Italy (including own consumption)	58.01	57.07	56.08	52.82
Rest of Europe	23.44	27.93	27.86	35.61
Extra-Europe	1.17	0.76	0.89	0.89
Sales of Eni affiliates (net to Eni)	7.08	7.65	8.74	8.91
Italy	0.07	0.02	0.05	0.05
Rest of Europe	6.47	6.88	7.16	7.42
Extra-Europe	0.54	0.75	1.53	1.44
E&P in Europe and in the Gulf of Mexico	4.51	4.69	5.39	6.00
Worldwide gas sales	94.21	98.10	98.96	104.23

Electricity sales	(TWh)	2005	2006	2007	2008
Free market	14.76	16.22	20.73	22.89
Italian Electricity Exchange	7.74	9.67	8.66	3.82
Industrial plants	2.71	2.70	2.81	2.71
Electricity Services Operator/VPP	2.35	2.44	0.99	0.51
Sales of electricity	27.56	31.03	33.19	29.93
Production of electricity	22.77	24.82	25.49	23.33
Purchases of electricity	4.79	6.21	7.70	6.60

Gas volumes transported in Italy (a)	(bcm)	2005	2006	2007	2008
Eni	54.88	57.09	52.39	51.80
On behalf of third parties	30.22	30.90	30.89	33.84
	85.10	87.99	83.28	85.64

(a)	Include amounts destined to domestic storage.

Regasified volumes in Italy	(bcm)	2005	2006	2007	2008
Eni	0.73	1.50	1.11	0.29
On behalf of third parties	1.76	1.63	1.27	1.23
	2.49	3.13	2.38	1.52

Transport infrastructure
Route	Lines (units)	Length of main line (km)	Diameter (inch)	Transport capacity (mmcm/d)	Compression stations (bar)	Compression stations (No.)
Italy
Mazara del Vallo-Minerbio (under upgrading)	2/3	1,480	48/42 - 48	101.8	75	7
Tarvisio-Sergnano-Minerbio	3	433	42/36, 34 e 48/56	106.0	58/75	3
Passo Gries-Mortara	2	177	48/34	64.9	55/75	1
Outside Italy	Lines (units)	Total length (km)	Diameter (inch)	Transport capacity (mmcm/d)	Transit capacity (c) (bcm/y)	Compression stations (No.)
TENP (Bocholtz-Wallbach)	2 lines of km 500	1,000	36/38/40	22.9	15.5	4
Transitgas (Rodersdorf-Lostorf)	3 lines of km 165, 71 and 55	291	36/48	24.9	19.9	1
TAG (Baumgarten-Tarvisio)	3 lines of km 380	1,140	36/38/40/42	45.2	37.4	5
TTPC (Oued Saf Saf-Cap Bon)	2 lines of km 370	740	48	34.0	33.2	5
TMPC (Cap Bon-Mazara del Vallo)	5 lines of 155	775	20/26	33.2	33.2
GreenStream (Mellitah-Gela)	1 line of km 520	520	32	8.0	8.0	1
Blue Stream (Beregovaya-Samsun)	2 lines of km 387 km	774	24	16.0	16.0	1

(a)	Transport capacity refers to the capacity at the entry point connected to the import pipelines.
(b)	Includes both transit capacity and volumes of natural gas destined to local markets and withdrawn at various points along the pipeline.
(c)	The maximum volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.

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Distribution Italy	2005	2006	2007	2008
Volumes distributed	(bcm)	8.65	7.54	7.44	7.63
to Eni		8.13	6.90	6.39	6.33
to third parties		0.52	0.64	1.05	1.30
Installed network	(km)	48,146	48,724	48,746	49,410
Active meters	(No. of users)	5,838,085	5,550,700	5,598,677	5,676,056
Municipalities served	(No.)	1,282	1,317	1,318	1,320

LNG sales	(bcm)	2005	2006	2007	2008
G&P sales	6.4	8.0	8.4
Italy	1.5	1.2	0.3
European markets	4.4	5.6	7.0
Extra European markets	0.5	1.2	1.1

E&P sales	3.5	3.7	3.6
Liquefaction plants:
- Bontang (Indonesia)	0.9	0.7	0.7
- Point Fortin (Trinidad & Tobago)	0.4	0.6	0.5
- Bonny (Nigeria)	1.8	2.0	2.0
- Darwin (Australia)	0.4	0.4	0.4
	9.9	11.7	12.0

EniPower power stations
Power stations	Installed capacity at 2007 (GW)	Installed capacity at 2008 (a) (GW)	Full installed capacity (2012) (b) (GW)	Effective/planned start-up	Fuel
Brindisi	1.5	1.5	1.3	2006	gas
Ferrera Erbognone	1.0	1.0	1.0	2004	gas/syngas
Livorno	0.2	0.2	0.2	2000	gas
Mantova	0.9	0.9	0.9	2005	gas
Ravenna	1.1	1.1	1.0	2004	gas
Taranto	0.1	0.1	0.3	2013	gas
Ferrara	0.1	0.1	0.8	2008	gas
	4.9	4.9	5.5

(a)	In the first months of 2009, two new combined cycle units with 0.4 GW capacity will start operating at the Ferrara power station.
(b)	Capacity available after completion of dismantling of obsolete plants.

Power generation	2005	2006	2007	2008
Purchases
Natural gas	(mmcm)	4,384	4,775	4,860	4,530
Other fuels	(ktoe)	563	616	720	560
- of which steam from crackers		96	136	137	131
Production
Electricity	(TWh)	22.77	24.82	25.49	23.33
Steam	(ktonnes)	10,660	10,287	10,849	10,584
Installed generation capacity	(GW)	4.5	4.9	4.9	4.9

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Capital expenditures	(million euro)	2005	2006	2007	2008
Italy	1,066	1,014	1,074	1,486
Outside Italy	86	160	292	308
	1,152	1,174	1,366	1,794
Market	279	292	238	198
Market	40	63	63	91
Italy	2		13	16
Outside Italy	38	63	50	75
Power generation	239	229	175	107
Regulated businesses in Italy	691	785	886	1,363
Transport	643	627	691	1,130
Distribution	48	158	195	233
International transport	48	97	242	233
	1,152	1,174	1,366	1,794

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Key performance indicators	2005	2006	2007	2008
Net sales from operations (a)	(million euro)	33,732	38,210	36,401	45,083
Operating profit		1,857	319	729	(1,023)
Adjusted operating profit		1,214	790	329	566
Adjusted net profit		945	629	319	510
Capital expenditures		656	645	979	965
Adjusted capital employed, net at year end		5,326	5,766	7,149	8,260
Adjusted ROACE	(%)	18.2	10.7	5.0	6.4
Refinery throughputs on own account	(mmtonnes)	38.79	38.04	37.15	35.84
Conversion index	(%)	56	57	56	58
Balanced capacity of refineries	(kbbl/d)	701	711	748	737
Retail sales of petroleum products in Europe	(mmtonnes)	12.42	12.48	12.65	12.67
Service stations in Europe at period end	(units)	6,282	6,294	6,440	5,956
Average throughput of service stations in Europe	(kliters)	2,479	2,470	2,486	2,502
Employees at year end	(units)	8,894	9,437	9,428	8,327

(a)	Before elimination of intragroup sales.

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2008 Highlights

FINANCIAL AND OPERATING RESULTS
I In 2008, adjusted net profit was up euro 191 million to euro 510 million, or 59.9%, mainly due to a better operating performance. Refining activity benefited from higher realized margins as the trading environment improved during the year. Marketing activities reported higher results due to a recovery in margins and a higher market share in retail sales, especially in Italy.

I Return on average capital employed on an adjusted basis was 6.4%, up from 2007 (5%).

I Capital expenditures totaled euro 965 million and related mainly to projects designed to improve the conversion rate and flexibility of refineries, improve logistics and upgrade the refined product retail network in Italy and in the rest of Europe.

I Refining throughputs on own account in Italy and outside Italy (35.84 mmtonnes) declined by about 1.31 mmtonnes from 2007, down 3.5%. Volumes processed in Italy decreased by 6.3% due to planned and unplanned refinery downtime at the Taranto, Venice and Gela plants, as well as lower volumes at the Livorno refinery due to a challenging refining environment in the first half of the year. The increase recorded outside Italy was mainly due to higher capacity entitlements at Ceska Rafinerska following the purchase of an additional ownership interest made in 2007, partly offset by lower volumes in Germany.	I Retail market share in Italy was 30.6%, increasing by 1.4 percentage points from 2007, mainly due to marketing activities ("Iperself" sales and fidelity programs). Retail sales amounted to 8.81 mmtonnes increasing by 2.2% in spite of a decline in domestic consumption (down 2.5%).

I Retail sales of refined products in the rest of Europe (3.86 mmtonnes) were down 4.2% particularly in the Iberian Peninsula, due to the disposal of downstream activities to Galp, and in Germany. Retail sales of refined products in the rest of Europe, excluding the effect of divestments, increased by 45 ktonnes, or 1.4%.

I In 2008 Eni started/restructured 124 stores for the sale of convenience items and car services at its service stations in Italy. Non oil revenues in Europe amounted to euro 153 million, up 6.3% from 2007.

DIVESTMENT OF AGIP ESPAÑA TO GALP ENERGIA SGPS SA
I In October 2008, Eni completed the divestment of the entire share capital of its subsidiary Eni Agip España to Galp Energia SGPS SA following the exercise of a call option in October 2007, pursuant to agreements among Galp’s shareholders. The divested asset includes 371 service stations as well as wholesale marketing activities of oil products located in the Iberian Peninsula.

Strategies
Eni is leader in the refining business in the Mediterranean area and the fourth largest in Europe. In the marketing of refined products Eni is leader in Italy with a 30.6% market share and, through opportunistic acquisitions and rationalizations, holds solid competitive positions in other European markets.
Eni’s refining and marketing operations are efficiently integrated and supported by significant logistic assets to maximize cost efficiencies and deliver appreciable returns on capital employed.
In the downstream business Eni holds competitive advantages represented by integration with upstream operations, refinery know-how, brand awareness and loyalty and the ability to develop innovative fuels.

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Eni’s key medium-term objective is to enhance the profitability of its downstream oil business targeting a euro 400 million increase in EBIT, excluding scenario effects. Eni targets a positive free cash flow by 2010 due to improved profitability coupled with a planned reduction in capital expenditures requirements

The strategic guidelines to attain this objective are the following:

Selective upgrade of the refining system with focused capex

Market share growth in Italy

Enhanced operational efficiency

In the next four years the implementation of these strategies will be supported by a capital expenditure program of approximately euro 2.8 billion targeting refineries with a better market positioning by means of increasing complexity of plants and middle distillate yields, also with wider use of its proprietary EST technology.
Significant expenditures are expected to be deployed to improve quality standards of Eni’s retail operations, in particular in Italy, increasing its supply of non oil products and developing its presence in selected European markets.
Efficiency improvement actions for an estimated total of euro 150 million by 2012 will be directed to all activity segments and will mostly concern control of operating costs and improvement of energy efficiency.

MARKET TRENDS

Refining
Eni’s investment decisions are based on certain management assumptions relating to expected trends in the refining industry and are affected, especially in the medium-term, by the uncertainty and volatility of the refining scenario. These assumptions reflect the expected drop in demand for fuels related to the slowdown in worldwide economy and the pressure on margins exerted by start-ups of new capacity and upgrade of existing plants. Other expected market trends include:
  An increase consumption of diesel fuel accompanied by a significant reduction in European demand for gasoline, despite the diffusion of new gasoline fuelled engines with efficiency levels in consumption comparable to those of diesel fuel, and a decline in the demand for fuel oil. These trends will probably determine an oversupply of gasoline in Europe and a deficit in the supply of diesel fuel in particular in the Mediterranean area;
  A slowdown in the demand for gasoline on the U.S. market that reflects the negative economic scenario and the search for more energy efficient car models along with greater attention to environmental sustainability and increasingly widespread use of bio-fuels. These trends are expected to cause a decline in imports from the Mediterranean area and, in the long-term, oversupply of gasoline in the USA;

  Implementation of increasingly tight environmental regulations in Europe that will require significant capital expenditures for the upgrading of refineries.

In this context, in order to adjust production to the expected developments of the refining scenario, Eni intends to increase profitability and reduce break-even level by implementing a focused capex plan on sites that are best positioned in terms of reference markets, divesting non competitive assets, enhancing operational efficiency and monetizing refinery know-how and availability of key technologies leveraging on total barrel conversion and production of high quality fuels.

Marketing
In fuel retail marketing in Europe, Eni expects increased competition especially in premium products and non oil services.
In a context of slow dynamics of fuel consumption reflecting the negative economic scenario, Eni intends to cope with price competition by: (i) improving the quality of its commercial offer by implementing higher service standards and recovering operating efficiency; (ii) acting to improve client retention; (iii) introducing innovative solutions in its marketing activities.

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ACTIVITIES

1. Refining
Eni’s refining system has total refinery capacity (balanced with conversion capacity) of approximately 36.8 mmtonnes (equal to 737 kbbl/d) and a conversion index of 58%. In 2008 refinery throughputs on own account in Italy and outside Italy were 35.84 mmtonnes.
In the next four years, Eni plans to increase the profitability of its refining operations through planned actions focused on: (i) increasing conversion capacity in view of boosting middle distillate yields and extracting value from equity crude, the availability of which is expected to increase in the Mediterranean basin; (ii) improve refinery flexibility in order to optimize processed feedstock; (iii) achieving production adequate to the expected trends in demand for refined products, responding to the evolution of product specifications provided for by increasingly tight European environmental standards; (iv) enhancing operational efficiency of refineries; (v) divesting non competitive assets.
By 2012, Eni targets to selectively develop its refining system by increasing complexity and flexibility of plants, using Eni’s proprietary EST technology and achieving a conversion index of 65% in Europe (71% in Italy).
Marked efficiency increases are expected with cost savings amounting to 0.7 $/bbl in the next four years and a greater focus on more profitable refineries.

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The completion of construction of three new hydrocrackers at Sannazzaro, Taranto and Bayern Oil is scheduled in 2009.
Middle distillate yields are expected to come in at 45% from 40% in 2008 (more than double of gasoline yields) and equity crude volumes processed to increase from 19.0% to 19.6%.	ITALY
Eni’s refining system in Italy is composed of five wholly-owned refineries and a 50% interest in the Milazzo refinery in Sicily. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic positioning with respect to end markets and the integration with Eni’s other activities.

SANNAZZARO: with a balanced refining capacity of 170 kbbl/d and a conversion index of 50.9%, is one of the most efficient refineries in Europe. Located in the Po Valley, it supplies mainly markets in North-Western Italy and Switzerland. The high degree of flexibility of this refinery allows it to process a wide range of feedstock. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genova terminal with French speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), a mild hydrocracker (HDCK) middle distillate conversion unit and a visbreaking thermal conversion unit with a gasification facility using the heavy residue from visbreaking (tar) to produce syngas to feed the nearby EniPower power plant at Ferrera Erbognone.
A significant conversion capacity and flexibility upgrading program is ongoing in order to transform it in a world class plant. In particular, a new hydrocracking unit with a processing capacity of 28 kbbl/d is under construction with expected start-up in 2009. In addition Eni plans to develop a conversion plant employing the Eni Slurry Technology with a 23 kbbl/d capacity for the processing of extra heavy crude with high sulphur content producing high quality middle distillates, in particular gasoil, and reducing the yield of fuel oil to zero. Start-up of this facility is scheduled in 2012.

TARANTO: with a balanced refining capacity of 110 kbbl/d and a conversion index of 64%, this refinery can process a wide range of crude and other feedstock. It mainly produces fuels for automotive use and residential heating purposes for the Southern Italian markets. Besides its primary distillation plants and relevant facilities, including two units for the

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desulphurization of middle distillates, this refinery contains a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant for the conversion of high sulphur content residues into valuable products and catalytic cracking feedstocks. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2008 a total of 2.3 mmtonnes of this oil were processed).
A new hydrocracking unit with a capacity of 17 kbbl/d is expected to start production in 2009. Eni’s plan to upgrade the conversion capacity of this refinery will enable to extract value from fuel oil and other semi-finished products currently exported.

GELA: with a balanced refining capacity of 100 kbbl/d and a conversion index of 144.8%, this refinery located on the southern coast of Sicily is highly integrated with upstream operations as it processes heavy crude produced from nearby Eni fields offshore and onshore Sicily. In addition, it is integrated downstream as it supplies large volumes of petrochemical feedstock to Eni’s in site petrochemical plants. The refinery also manufactures fuels for automotive use and petrochemical feedstock.
Its high conversion level is ensured by an FCC unit with go-finer for the upgrading of feedstocks and two coking plants for the vacuum conversion of heavy residues. The power plant of this refinery also contains modern residue and exhaust fume treatment plants which allow full compliance with the tightest environmental standards.
An upgrade of the Gela refinery is underway by means of an upgrade of its power plant, through the revamping of its boilers, aimed at increasing profitability by exploiting the synergies deriving from the integration of refining and power generation.

LIVORNO: with a balanced refining capacity of 84 kbbl/d and a conversion index of 11.4%, manufactures mainly gasolines, fuel oil for bunkering and lubricant bases. Besides its primary distillation plants, this refinery contains two lubricant manufacturing lines. Its pipeline links with the local harbor and with the Florence storage sites by means of two pipelines optimizes intake, handling and distribution of products.

VENICE: with a balanced refining capacity of 80 kbbl/d and a conversion index of 20.2%, this refinery supplies mainly markets in North-Eastern Italy and Austria. Besides its primary distillation plants, this refinery contains a two-stage thermal conversion plant (visbreaking/thermal cracking) designed to increase yields of valuable products.

OUTSIDE ITALY
In Germany Eni holds an 8.3% interest in the Schewedt refinery and a 20% interest in Bayernoil, an integrated pole that includes the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70 kbbl/d mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.
In 2008 the restructuring of the whole complex was completed with the closing down and divestment of the Ingolstadt site, the construction of a new hydrocracker with a capacity of approximately 2 mmtonnes/y (40 kbbl/d), the revamping other assets (in particular a reformer and a hydrofiner) and the shutting-down of a topping unit in Neustadt. The project completed in 2008 with start-up in the second half of December and production expected in 2009, aimed at increasing middle distillate yields and reducing the production of gasoline.
Eni holds a 32.4% stake in Ceska Rafinerska, which includes two refineries, Kralupy and Litvinov, in the Czech Republic. Eni’s share of refining capacity amounts to about 53 kbbl/d.
In addition, with its 33.34% interest in Galp, with the Portuguese group Amorim Eni jointly controls two refineries in Portugal: a small one in Porto specialized in the manufacture of lubricant bases and a larger and more complex one in Sines integrated with petrochemicals.

2. Logistics
Eni is leader in storage and transport of petroleum products in Italy with its logistical integrated infrastructure consisting of 21 directly managed storage sites and a network of petroleum product pipelines for the sale and storage of refined products, LPG and crude.
Eni holds interests in five joint entities established by partnering the major Italian operators. These are located in Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) and aim at reducing logistic costs, and increasing efficiency.
Eni operates in the transport of oil and refined products: (i) on land through a pipeline network of leased and owned pipelines extending over 3,019 kilometers (1,447 kilometers are owned by Eni); (ii) by sea through spot and long-term lease contracts of tanker ships. Secondary distribution to retail and wholesale markets is effected through third parties who also own their means of transportation, in some instances with minority participation of Eni.
In 2008 Eni implemented a new hub model made up of five main areas in Italy and including all Eni logistic

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assets among which refining ones. This new model aims to enhance the efficiency of logistic operations by: (i) centralizing the handling of products flows on a single platform enabling real time monitoring;

(ii) introducing more efficient operating modes in the collection and delivery of orders with the aim of reducing unit delivery costs.
In addition, through Galp, Eni owns 6 storage sites in the Iberian Peninsula and a 5% interest in CLH, a Spanish logistics system.

3. Marketing

RETAIL SALES

ITALY
Eni is leader in the retail marketing of refined product under its Agip brand with a 30.6% market share. At December 31, 2008, Eni’s retail distribution network consisted of 4,409 service stations. Sales volumes in 2008 amounted approximately to 11 billion liters (8.81 mmtonnes) with an average throughput of 2.47 mmliters.
Eni plans to strengthen its competitive positioning in Italy by upgrading its outlets and reaching a 32% market share by 2012. Planned actions intend to attain European standards of quality and services, leveraging on innovative marketing initiatives aimed at strengthening clients loyalty, develop the offer of premium products and execute develop innovative non oil formats. A strong focus will be devoted to pursue high levels of operating efficiency.
In the next four years, Eni plans capital expenditures for the construction, upgrading and restructuring of its plants, increasing the number of "Iperself" and fully automated service stations as well as complying with applicable environmental standards and regulations.
By 2012, Eni expects to achieve volumes of approximately 11.4 billion liters sold (approximately 11 billion liters in 2008) with a retail network composed of 4,451 service stations, of which 75% owned.

Premium price products
Eni plans to continue innovating in the field of fuels, leveraging on the know-how gained by producing and marketing its "Blu" line (BluSuper and BluDieselTech), high performance and low environmental impact fuels.

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In 2008, sales of premium fuels declined due to the sensitivity of demand to the prices of these products in an environment of economic downturn and high fuel prices on average.
Sales of BluDiesel and its reformulated version BluDieselTech amounted to 583 ktonnes (677 mmliters), declining by 152 ktonnes from 2007 and represented 10.6% of gasoil sales on Eni’s retail network. At year-end, service stations marketing BluDiesel totaled 4,095 units (4,065 at 2007 year end) covering approximately 93% of Eni’s network.
Retail sales of BluSuper amounted to 78 ktonnes (91 mmliters) and decreased by 20 ktonnes from 2007 and covered 2.5% of gasoline sales on Eni’s retail network. At year end, service stations marketing BluSuper totaled 2,631 units (2,565 in at December 31, 2007), covering approximately 60% of Eni’s network.

Promotional actions
Iperself
In 2008, Eni relaunched its "Iperself" promotional campaign, which provides a euro 0.06 discount per liter to customers purchasing fuel in self service stations during closing hours. Supported by other marketing activities this initiative allowed to achieve higher sales and a higher market share in retail marketing even in an environment characterized by a steep decline in domestic demand.

You&Agip
Eni continued its "You&Agip" promotional programme designed to boost customer loyalty to the Agip brand launched in March 2007. The three-year long initiative offers prizes to customers in proportion to purchases of fuels and convenience items at Agip’s stores as well as at certain partners to the programme. At every purchase points are credited to a fidelity card.
At year end, the number of active cards was over 4 million. Active cards averaged about 3 million per month. Volumes of fuel marketed under this initiative represented approximately 46% of total volumes marketed on Eni’s service stations joining the programme, and 44% of overall volumes marketed on the Agip network. Amounts purchased under the "You&Agip" program, refueling averaged 33 liters, as compared to the 29 liters of the preceding do-it-yourself campaign.

Traffic Builder Promotion
As a complement to its new "You&Agip" promotional strategy, in 2008 short-term promotional actions have been carried out aimed at attracting new customers to be later included in the long-term loyalty program.

Sustainability
In line with the energy efficiency program called Eni30PERCENTO promoted by Eni, sustainability actions aimed at alerting Italian motorists on the issues of energy savings, road safety and protection of the environment.

Routex Multicard
The Routex Multicard paying card is addressed to professional transport (transporters and car fleets) and provides users with services ranging from delayed payment to discounts on fuel prices, centralized invoicing, reports on consumption and distances covered, in addition to toll paying in highways.
This initiative aims at gaining loyalty from customers across Europe as the card can be used in Italy on all Agip branded service stations and, in its international version, on the service stations of all members of the Routex consortium (Aral, BP, OMV and Statoil).
In 2008 volumes bought with this card in Agip service stations represented approximately 13% of total sales in Italy and 12% in Europe.

Non oil
Eni continued the development of its non oil retail activities aimed at promoting the development of its network in line with European standards, such as the diffusion of high-tech car care systems and services dedicated to customers. At year end three convenience stores were opened jointly with GS, a supermarket leader in Italy with the aim of experimenting new and innovative formats and qualifying Eni’s commercial offer with greater visibility and higher quality standards.
Eni’s retail network includes about 1,050 fast food and high quality commercial outlets both on ordinary and motorway service stations with a wide range of brands such as Pans & Co, McDonald’s and AgipCafé®. Eni also boasts the largest automated car-wash network in Italy, AgipWash, with approximately 800 high quality and fast service facilities.
The program for the upgrade of non oil activities includes a new format for AgipShops, to which the first 11 outlets were converted in 2008. Eni continued to upgrade bars to the AgipCafé standard, applied in 2008 to other 76 outlets, reaching a total of 460 affiliate cafés. A total of 50 existing car wash facilities has been upgraded to the new AgipWash standard.
In 2008 sales of non oil products and services amounted to euro 54 million (euro 51 million in 2007); operating profit represented approximately 65% of sales (55% in 2007).

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In the next four years Eni intends to continue developing and upgrading its non oil activities by opening new outlets and converting existing ones to more effective formats for a total of 880 units dedicated to various services so that 67% of its Agip branded network will be provided with these facilities by 2012 (60% in 2008).

REST OF EUROPE
In 2008, retail volumes of fuels marketed in the rest of Europe totaled 3.86 mmtonnes, down 170 ktonnes or 4.2% from 2007 mainly in the Iberian Peninsula related to the sale of downstream activities to Galp, and in Germany. These decline was offset in part by higher sales in the Czech Republic, Slovakia and Hungary as a result of the purchase service stations finalized in the fourth quarter of 2007.
At December 31, 2008 Eni’s retail marketing network in the rest of Europe was represented by 1,547 service stations, 503 less from December 31, 2007 (2,050 service stations) as a result of: (i) the sale of 371 service stations to Galp in the Iberian Peninsula; (ii) the negative balance of opening and closing lease contracts amounting to a decline of 135 service stations adding the positive balance in Switzerland and Hungary to the negative balance in Germany; (iii) the shutdown of 17 low throughput service stations; (iv) the purchase of 15 service stations; (v) the opening of 5 new service stations. Average throughput (2,577 liters) was substantially stable.
The key markets for Eni in Europe are: Austria with a 7% market share, Hungary with 11.6%, the Czech Republic with 11.4%, Slovakia with 10.2%, Switzerland with 6.4%, Germany with 3.8%.
Growth outside Italy will continue to be selective and aimed at strengthening Eni’s competitive position in key markets, based on the competitive advantage provided by synergies in supply, logistics and brand awareness. Eni intends to focus on the German, Swiss and Austrian markets where it targets to increase market share.
Non oil activities in the rest of Europe are carried out under the CiaoAgip brand name in 1,032 service stations, of these 325 are in Germany and 168 in France with a 67% coverage of the network and a virtually complete coverage of owned stations.

4. Other Businesses

Fuels
Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers, etc.).
Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports.
Customer care and product distribution is supported by a widespread commercial and logistical organization present all over Italy and articulated in local marketing offices and a network of agents and concessionaires.
In 2008 volumes marketed on the wholesale market in Italy, were approximately 11.15 mmtonnes up 0.60

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mmtonnes from 2007, or 0.5%, mainly reflecting an increase in market bunker consumption on the and fuel oil sales.
Sales volumes on wholesale markets outside Italy were 4.82 mmtonnes, up approximately 430 ktonnes from 2007, or 9.8%, mainly due to the growth in the Czech and Swiss markets, offset by declines in Spain, Austria, France and Germany.
Eni also markets jet fuel directly at 46 airports, of which 27 in Italy. In 2008, these sales amounted to 2.4 mmtonnes (of which 1.9 mmtonnes in Italy).
Eni is active also in the international market of bunkering, marketing marine fuel in 40 ports, of which 23 in Italy.
In 2008 marine fuel sales were 2.4 mmtonnes (2.3 mmtonnes in Italy).
Other sales were 21.36 mmtonnes of which 19.66 mmtonnes referred to sales to oil companies and traders, and 1.70 mmtonnes, supplies to the petrochemical sector.

LPG
In Italy Eni is leader in LPG production, marketing and sale with 566 ktonnes sold for heating and automotive use (under the Agip brand and wholesale) equal to a 17.8% market share. Additional 234 ktonnes of LPG were marketed through other channels mainly to oil companies and traders.
LPG activities in Italy are supported by direct production, availability from 5 bottling plants and 4 owned storage sites, in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.

Lubricants
Eni operates 7 (owned and co-owned) blending plants, in Italy, Europe, North and South America and the Far East. With a wide range of products composed of over 650 different blends, Eni masters international state of the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing).
In Italy Eni is leader in the manufacture and sale of lubricant bases.
Base oils are manufactured primarily at Eni refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero.
In 2008, retail and wholesale sales in Italy amounted to 125 ktonnes with a 24.8% market share. Eni also sold approximately 5 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 111 ktonnes, of these about 50% were registered in Europe (mainly Spain, Germany, and France).

Oxygenates
Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells approximately 2 mmtonnes/y of oxygenates mainly ethers (approximately 10% of world demand) and methanol (approximately 1.5% of world demand). About 72% of products are manufactured in Italy in Eni’s plants in Ravenna, in Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), the remaining 28% is bought and resold. In 2008 Eni started distributing bio-ETBE on the Italian market in compliance with the new legislation indicating the minimum content of bio-fuels. Bio-ETBE is a kind of MTBE that gained e relevant position in the formulation of gasoline in the European Union, due to the fact that it is produced from ethanol from agricultural crops and qualified as bio-component in the European directive on bio-fuels. World market for ETBE is currently limited to the European Union and Japan and in 2008 was estimated to amount to 2.2 mmtonnes.

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Refining system in 2008
Ownership share (%)	Distillation capacity (total) (kbbl/d)	Distillation capacity (Eni’s share) (kbbl/d)	Primary balanced refining capacity (Eni’s share) (kbbl/d)	Conversion index (%)	Fluid catalytic cracking - FCC (kbbl/d)	Residue conversion (kbbl/d)	Go-Finer (kbbl/d)	Mild Hydro- cracking/ Hydro- cracking (kbbl/d)	Visbreaking/ Thermal Cracking (kbbl/d)	Coking (kbbl/d)	Distillation capacity utilization rate (Eni’s share) (%)	Balanced refining capacity utilization rate (Eni’s share) (%)
Wholly owned refineries		685	685	544	60.3	69	22	37	29	89	47	82	94
Italy
Sannazzaro	100	223	223	170	50.9	34			29	29		73	99
Gela	100	129	129	100	144.8	35		37			47	82	101
Taranto	100	120	120	110	64.6		22			38		97	79
Livorno	100	106	106	84	11.4							88	102
Porto Marghera	100	107	107	80	20.2					22		79	86
Partially owned refineries (a)		874	245	193	49.7	163	25		99	27		77	98
Italy
Milazzo	50	248	124	80	73	41	25		32			68	99
Germany
Ingolstadt/Vohburg/Neustadt (Bayernoil)	20	215	43	41	34	49			43			93	95
Schwedt	8.33	231	19	19	41.8	49				27		98	102
Czech Republic
Kralupy and Litvinov	32.4	180	59	53	29.6	24			24			86	80
Total refineries		1,559	930	737	57.6	232	47	37	128	116	47	81	95

(a)	Capacity of conversion plant is 100%.

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Supply of oil	(mmtonnes)	2005	2006	2007	2008
Equity crude
Production outside Italy	32.86	32.76	27.47	26.14
Production in Italy	4.44	4.05	4.10	3.57
	37.30	36.81	31.57	29.71

Other crudes
Spot markets	14.33	10.73	11.34	12.09
Long-term contracts	14.85	18.16	16.65	16.11
	29.18	28.89	27.99	28.20
Total purchases of crude	66.48	65.70	59.56	57.91

Purchase of semi-finished products	3.58	3.18	3.59	3.39
Purchase of products	16.21	16.00	16.14	17.42
Consumption for power generation	(1.09)	(1.10)	(1.13)	(1.00)
Other changes (a)	(2.49)	(1.99)	(2.19)	(1.04)
TOTAL PURCHASES	82.69	81.79	75.97	76.68

(a)	Includes changes in inventories, transport decline, consumption and losses.

Refinery capacity	2005	2006	2007	2008
Primary distillation capacity (a)	(kbbl/d)	886	886	910	930
Balanced capacity at period end (a)		701	711	748	737
Refinery throughputs		776	761	743	717
Distillation capacity utilization rate	(%)	82	82	81	81

(a)	Eni’s share.

Availability of refined products	(mmtonnes)	2005	2006	2007	2008
Italy
Refinery throughputs
At wholly-owned refineries	27.34	27.17	27.79	25.59
Less input on account of third parties	(1.70)	(1.53)	(1.76)	(1.37)
At affiliated refineries	8.58	7.71	6.42	6.17
Refinery throughputs on own account	34.22	33.35	32.45	30.39
Consumption and losses	(1.87)	(1.45)	(1.63)	(1.61)
Products available for sale	32.35	31.90	30.82	28.78
Purchases of refined products and change in inventories	4.85	4.45	2.16	2.56
Products transferred to operations outside Italy	(5.41)	(4.82)	(3.80)	(1.42)
Consumption for power generation	(1.09)	(1.10)	(1.13)	(1.00)
Sales of products	30.70	30.43	28.05	28.92
Outside Italy
Refinery throughputs on own account	4.57	4.69	4.70	5.45
Consumption and losses	(0.24)	(0.32)	(0.31)	(0.25)
Products available for sale	4.33	4.37	4.39	5.20
Purchases of finished products and change in inventories	11.19	11.51	13.91	15.14
Products transferred from Italian operations	5.41	4.82	3.80	1.42
Sales of products	20.93	20.70	22.10	21.76
Refinery throughputs on own account	38.79	38.04	37.15	35.84
Total equity crude input	12.53	12.50	9.29	6.98
Total sales of refined products in Italy and outside Italy	51.63	51.13	50.15	50.68
Crude oil sales	31.06	30.66	25.82	26.00
TOTAL SALES	82.69	81.79	75.97	76.68

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Productions and sales	(mmtonnes)	2005	2006	2007	2008
Production
Gasoline	9.30	9.02	8.85	8.32
Gasoil	14.72	14.37	13.91	13.44
Jet fuel/kerosene	1.46	1.57	1.38	1.54
Fuel oil	5.08	4.85	4.89	4.34
LPG	0.65	0.72	0.69	0.71
Lubricants	0.65	0.55	0.64	0.60
Petrochemical feedstock	1.35	1.65	1.89	2.16
Other	3.47	3.54	2.96	2.86
Total production	36.68	36.27	35.21	33.97
Sales
Italy	30.70	30.43	28.05	28.92
Gasoline	4.40	3.53	3.34	3.26
Gasoil	10.35	9.69	9.67	10.03
Jet fuel/kerosene	1.65	1.84	1.97	1.94
Fuel oil	1.49	1.26	0.95	0.85
LPG	0.66	0.59	0.54	0.57
Lubricants	0.10	0.14	0.13	0.13
Petrochemical feedstock	3.07	2.61	1.93	1.70
Other	8.98	10.77	9.52	10.44
Rest of Europe	18.62	17.02	20.08	19.63
Gasoline	2.14	2.06	2.14	2.21
Gasoil	4.71	4.89	5.16	5.11
Jet fuel/kerosene	0.34	0.34	0.38	0.47
Fuel oil	0.12	0.23	0.25	0.23
LPG	0.11	0.12	0.13	0.16
Lubricants	0.07	0.10	0.10	0.11
Other	11.13	9.28	11.92	11.34
Extra Europe	2.31	3.68	2.02	2.13
Gasoline	1.59	1.94	1.52	1.63
LPG	0.34	0.34	0.36	0.37
Lubricants	0.04	0.02	0.02	0.03
Other	0.34	1.38	0.12	0.10
Worldwide
Gasoline	8.13	7.53	7.00	7.10
Gasoil	15.06	14.58	14.83	15.14
Jet fuel/kerosene	1.99	2.18	2.35	2.41
Fuel oil	1.61	1.49	1.20	1.08
LPG	1.11	1.05	1.03	1.10
Lubricants	0.21	0.26	0.25	0.27
Petrochemical feedstock	3.07	2.61	1.93	1.70
Other	20.45	21.43	21.56	21.88
Total sales	51.63	51.13	50.15	50.68

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Sales in Italy and outside Italy by market	(mmtonnes)	2005	2006	2007	2008
Retail	10.05	8.66	8.62	8.81
Wholesale	12.11	11.74	11.09	11.15
	22.16	20.40	19.71	19.96
Petrochemicals	3.07	2.61	1.93	1.70
Other markets	5.47	7.42	6.41	7.26
Sales in Italy	30.70	30.43	28.05	28.92
Retail rest of Europe	3.67	3.82	4.03	3.86
Wholesale rest of Europe	4.10	4.19	4.39	4.82
Wholesale outside Europe	0.40	0.41	0.57	0.56
	8.17	8.42	8.99	9.24
Other markets	12.76	12.28	13.11	12.52
Sales outside Italy	20.93	20.70	22.10	21.76
	51.63	51.13	50.15	50.68

Retail and wholesale sales of refined products	(mmtonnes)	2005	2006	2007	2008
Italy	22.16	20.40	19.71	19.96
Retail sales	10.05	8.66	8.62	8.81
Gasoline	4.35	3.38	3.19	3.11
Gasoil	5.49	5.09	5.25	5.50
LPG	0.20	0.18	0.17	0.19
Lubricants	0.01	0.01	0.01	0.01
Wholesale sales	12.11	11.74	11.09	11.15
Gasoline	0.16	0.15	0.15	0.15
Gasoil	4.86	4.60	4.42	4.52
LPG	0.46	0.41	0.37	0.38
Lubricants	0.13	0.13	0.13	0.12
Fuel oil	1.50	1.27	0.95	0.85
Bunker	1.63	1.68	1.58	1.70
Other	3.37	3.50	3.49	3.43
Outside Italy (retail + wholesale)	8.17	8.42	8.99	9.24
Gasoline	2.14	2.06	2.29	2.33
Gasoil	4.71	4.90	5.16	5.11
LPG	0.44	0.46	0.49	0.52
Lubricants	0.10	0.10	0.09	0.11
Fuel oil	0.12	0.23	0.25	0.23
Jet fuel	0.34	0.34	0.38	0.47
Other	0.32	0.33	0.33	0.47
Total	30.33	28.82	28.70	29.20

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Number of service stations	(units)	2005	2006	2007	2008
Italy		4,349	4,356	4,390	4,409
Ordinary stations		4,204	4,214	4,253	4,273
Highway stations		145	142	137	136
Germany		689	681	672	521
France		197	204	202	199
Iberian Peninsula (a)		373	358	371
Austria/Switzerland		432	444	443	458
Eastern Europe		242	251	362	369
Total		6,282	6,294	6,440	5,956
Service stations selling Blu products		4,042	4,242	4,357	4,445
"Multi-Energy" service stations		1	3	4	4
Service stations selling LPG and natural gas		476	490	538	537
Non-oil sales	(million euro)	135	137	144	153

(a)	In October 2008 downstream activities including 371 service stations were sold to Galp.

Average throughput	(kliters/No. of service stations)	2005	2006	2007	2008
Italy	2,509	2,463	2,444	2,470
Germany	2,875	2,978	2,968	2,868
France	2,478	2,388	2,365	2,152
Iberian Peninsula (a)	2,633	2,707	2,910	2,519
Austria/Switzerland	1,697	1,743	1,767	1,763
Eastern Europe	2,124	2,212	2,348	2,832
Average throughput	2,479	2,470	2,486	2,502

(a)	Refers to first nine months of 2008. In October 2008 downstream activities including 371 service stations were sold to Galp.

Market shares in Italy	(%)	2005	2006	2007	2008
Retail	29.7	29.3	29.2	30.6
Gasoline	27.5	27.2	27.3	28.5
Gasoil	32.3	31.6	31.2	32.7
LPG (automotive)	17.9	18.1	18.2	19.1
Lubricants	23.2	24.4	24.3	23.7
Wholesale	28.0	26.9	29.0	30.4
Gasoil	32.8	31.2	31.3	31.8
Fuel oil	17.9	15.2	16.2	16.3
Bunker		46.6	44.0	44.6
Lubricants	23.2	24.0	24.3	25.0
Domestic market share	29.0	4.0	29.5	31.0

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Retail market shares outside Italy	(%)	2005	2006	2007	2008
Central Europe
Austria	7.4	7.2	7.8	7.0
Switzerland	5.7	5.8	5.9	6.4
Germany	4.1	4.4	4.2	3.8
France	1.1	1.2	1.1	1.1
Eastern Europe
Hungary	6.0	6.3	7.9	11.6
Czech Republic	5.5	5.9	7.7	11.4
Slovakia				10.2
Slovenia	1.3	1.7	2.0	2.1
Iberian Peninsula (a)
Spain	3.1	3.2	3.3	3.4
Portugal	0.9	0.7	1.0	0.9

(a)	Refers to first nine months of 2008. In October 2008 downstream activities including 371 service stations were sold to Galp.

Capital expenditures	(million euro)	2005	2006	2007	2008
Italy	585	547	873	850
Outside Italy	71	98	106	115
	656	645	979	965
Refining, supply and logistics	349	376	675	630
Italy	349	376	675	630
Marketing	225	223	282	298
Italy	154	125	176	183
Outside Italy	71	98	106	115
Other	82	46	22	37
	656	645	979	965

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Key performance indicators	2005	2006	2007	2008
Net sales from operations (a)	(million euro)	5,733	6,979	8,678	9,176
Operating profit		307	505	837	1,045
Adjusted operating profit		314	508	840	1,041
Adjusted net profit		328	400	658	784
Capital expenditures		349	591	1,410	2,027
Adjusted ROACE	(%)	12.0	12.8	17.1	16.8
Orders acquired:	(million euro)	8,395	11,172	11,845	13,860
- Offshore construction		3,096	3,681	3,496	4,381
- Onshore construction		4,720	4,923	6,070	7,522
- Drilling Offshore		367	2,230	1,644	760
- Drilling Onshore		212	338	635	1,197
Order backlog:		10,122	13,191	15,390	19,105
- Offshore construction		3,721	4,283	4,215	4,682
- Onshore construction		5,721	6,285	7,003	9,201
- Drilling Offshore		382	2,247	3,471	3,759
- Drilling Onshore		298	376	701	1,463
Employees at year end	(units)	28,684	30,902	33,111	35,629

(a)	Before elimination of intragroup sales.

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2008 Highlights
I Adjusted net profit was euro 784 million, up euro 126 million from a year earlier, or 19.1%, reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.
I Return on average capital employed calculated on an adjusted basis was 16.8% in 2008, down from 2007 (17.1%).
IOrders acquired amounted to euro 13,860 million, up euro 2,015 million from 2007, or 17%, in particular in onshore and offshore activities.
IOrder backlog at December 31, 2008 stood at a record level of euro 19,105 million (euro 15,390 million at	December 31, 2007). Main activity areas were North Africa (26%), West Africa (21%) and America (13%).
I Capital expenditures amounted to euro 2,027 million in 2008, up euro 617 million from 2007, or 43.8%, due mainly to the upgrading of the construction and drilling fleet.
I In February 2008, Saipem, as part of its announced plan to dispose of non core assets, reached an agreement with Hellman & Friedman to sell its 30% interest in Gaztransport & Technigaz SA (GTT), a company operating in the segment of construction of LNG tankers for ships, for a total value of euro 310 million.

Strategies
Eni operates in engineering, construction and drilling both offshore and onshore for the Oil & Gas industry through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 43%). Saipem boasts a leading position in the relevant market leveraging on technological and operational skills mainly in frontier areas, harsh environments and complex projects, as well as on engineering and project management capabilities and ownership or availability of necessary technologies and also on its integration with Snamprogetti.

In spite of a weaker scenario in the oil industry worldwide and the uncertainty of the changed economic context, Saipem plans to continue consolidating its leadership on Onshore and Offshore markets, completing the expansion of its construction and drilling fleet.

Saipem plans to achieve these objectives implementing the following strategic guidelines:

To maximize the efficiency in all business areas with the aim in particular to maintain top execution and security standards, optimize the utilization rate of the fleet, preserve competitive supply costs and increase structure flexibility in order to mitigate the effects of negative business cycles

To consolidate the Company’s competitive position in large offshore and onshore projects for the development of hydrocarbon fields strengthening at the same time its market share in the strategic segments of deepwater, FPSO, heavy crude upgrading and gas monetization

To promote local content in terms of employment of local contractors and assets in strategic countries where large projects are carried out supporting the development of delocalized logistic hubs and construction yards when requested by clients in order to achieve a long-term consolidation of its market position in those countries

To leverage on the capacity to execute internally more phases of large projects on an EPC and EPIC basis, pursuing better control of costs and terms of execution adapting with flexibility to clients’ needs, thus expanding the Company’s value proposition

To complete the expansion and revamping programme of its construction and drilling fleet in order to confirm the company’s leading position in the segment of complex projects with high profitability

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Saipem expects to invest approximately euro 3.9 billion over the next four years to further expand the geographical reach and operational features of its	world-class fleet as well as to support the activities related to the execution of projects in portfolio and the acquisition of new orders.

New contracts by geographic area

7%
Rest of World
9%
North Sea
9%
Americas
12%
Middle East
3%
Russia and Caspian Area
1%
Rest of Europe
6%
Italy
19%
West Africa
34%
North Africa

Backlog by geographic area

3%
Rest of World
11%
North Sea
13%
Americas
21%
Middle East
1%
Russia and Caspian Area
1%
Rest of Europe
2%
Italy
21%
West Africa
27%
North Africa

Construction vessels

SAIPEM 7000

Semi-submersible crane and pipelaying (J-lay) DP vessel. Built in Italy (Trieste) by Fincantieri shipyards (1987).

Dimensions:

Length:	198 m
Breadth:	87 m
Depth to main deck:	45 m
Transit draft:	10.5 m
Operational draft:	27.5 m

Dynamic positioning: DP (AAA) Lloyds Register; IPD 3 R.I.N.a.; Class 3 Norwegian Maritime Directorate notations. **Power plant:** total power plant 70,000 kW, 10,000 Volt; 12 diesel generators on heavy fuels divided in 4 fire segregated engine rooms; classified UMS. **Ballast system:** computer controlled system with simultaneous capabilities comprising 4 x 6,000 t/h ballast pumps, fully redundant. **Lifting facilities main crane:** 2 twin S 7000 model fully revolving bow mounted Amhoist cranes; main blocks tandem lift: 14,000 t; main block single lift: 7.000 t revolving at 40 m rad./41 m; tieback 6,000 t revolving at 45 m rad./50 m. Lowering capability to 450 m below sea level. Whip hook: 120 t revolving at 150 m rad. **J-Lay system:** pipe diameter range from 4" to 32"; main laying tension system 525 t with tensioners, up to 2,000 t with friction clamps; laying tower angle 90°-110°; number of welding stations: 1; pipe storage capacity up to 6,000 t. **Maximum laying depth:** 3,000 m.

CASTORO 6

Semi-submersible pipelay vessel (S-lay). Built in Italy (Trieste) by San Marco shipyards (1978).

Dimensions:

Length overall:	152 m
Breadth:	65 m
Depth to main deck:	29.8 m
Operational draft:	7.8-15.5 m
Deck load capacity:	up to 3,600 t

Propulsion/positioning system: number of thrusters: 4 azimuthal variable pitch. **Thruster capacity:** 2,060 kW/37 t thrust. **Pipe tensioning system:** type of tensioners: Remacut DC electric; tensioner capacity: 3 x 110 t each; pipe diameter capacity: up 60". **Pipe abandonment/retrieval system:** type of winch: Tesmec DC electric; winch capacity: 300 t constant tension. **Cranes/pipe handling system: number of cranes:** 2 fully revolving; crane type: deck mounted; crane capacity: 60 t with 50 m boom. **Maximum laying depth:** 1,150 m.

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ENI FACT BOOK / ENGINEERING & CONSTRUCTION

Business areas

Offshore construction
Saipem boasts a strong competitive position in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a world-class fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the market (among the main acquisitions conducted over the recent years, Bouygues Offshore is worth mentioning).
Saipem intends to consolidate its market share strengthening its EPIC oriented business model and leveraging on its satisfactory long-term relationships with the major oil companies and NOCs.
Higher levels of efficiency and flexibility are expected to be achieved by outsourcing the management of EPC projects (EPC hub in India) and non core engineering activities in cost efficient areas reaching economies of scale in its engineering hubs and employing local resources in contexts where this represents a competitive advantage, directly managing offshore construction processes through the creation of a large construction yard in South-East Asia and revamping/upgrading its construction fleet.
Over the next four years, Saipem will significantly invest in the upgrading of its world-class fleet, by building a pipelayer (CastorOne), a field development ship for deepwater (FDS 2) and other supporting assets for offshore activity.
These investments will allow the upgrading of operational capabilities in the deepwater and in sub Arctic contexts. Investments will also regard the upgrading of yards and related equipment and facilities and the creation of local construction centers to support the execution of important projects.
In 2008, revenues of the offshore construction segment were euro 3,818 million, accounting for 42% of total revenues. Contribution from operations of euro 611 million, increased by euro 103 million from 2007, representing 50% of total contribution from operations. In particular, this increase reflected higher levels of activity in Kazakhstan and North Africa.

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ENI FACT BOOK / ENGINEERING & CONSTRUCTION

Among the major orders acquired in 2008 were:
  a contract for Nord Stream AG for laying the Nord Stream gas pipeline constituted by a twin natural gas pipeline that will link Russia and Germany across the Baltic Sea. Overall capacity of about 55 bcm/y will be reached when both the lines are operational;
  an EPIC contract for Elf Petroleum Nigeria Limited (Total) for the construction and installation of underwater pipelines and related facilities connecting the Usain offshore oil field to an FPSO unit (Floating Production Storage Offloading);
  a contract for OLT Offshore LNG Toscana for the FSRU (Floating, Storage and Regasification Unit) of the LNG terminal of Livorno through the conversion of a gas carrier ship moored offshore Tuscany into a floating, storage and regasification unit. The FSRU will have a storage capacity of 137 kcm of LNG and a production capacity of 3.75 bcm/y of natural gas.

Onshore construction
Saipem operates in the construction of plants for hydrocarbon production (extraction, separation, stabilization, collection of hydrocarbons, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). Saipem intends to capture opportunities arising from the market, both in the plants and pipeline segment, by leveraging on its solid competitive position in the strategic areas of Middle East/Caspian Area, North and West Africa and Russia. In 2008, leveraging on its distinctive know-how in the gas monetization segment, Saipem has been awarded for the first time the role of main contractor for the construction of a large gas liquefaction plant in Algeria, asserting its reputation as an integrated player, capable of managing large and complex turnkey projects in the high tech market of LNG.

In 2008, revenues of the onshore construction segment were euro 4,462 million accounting for 49% of total revenues. Contribution from operations increased by euro 16 million to euro 341 million from a year earlier mainly related to better contractual conditions and improved operating performance.

Main orders acquired in 2008 related to:

  an EPC contract for Sonatrach for the construction of a single-train gas liquefaction plant, with a capacity of 4.7 mmtonnes/y of LNG near the Algerian city of Arzew;

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ENI FACT BOOK / ENGINEERING & CONSTRUCTION

  an EPC contract for Saudi Aramco for the construction of three gas/oil separation trains (GOSP, Gas Oil Separation Process) as part of the Manifa Field Development Program to increase the production capacity of Saudi Arabia by 900 kbbl/d;
  an EPC contract for Sonatrach for the construction of three LPG production trains with a total capacity of 8 mmcm/d as part of the development of the Hassi Messaoud field in Algeria;
  an EPC contract for Total Exploration and Production Nigeria Limited for the upgrade of OML 58 Block through the revamping of the existing Flow Station and the construction of a new gas treatment train in order to increase gas production to 17.5 mmcm/d.

Offshore drilling
Saipem is the only engineering and construction contractor that provides also offshore and onshore drilling services to oil companies. In the offshore drilling segment Saipem mainly operates in West Africa, North Sea, Mediterranean

Sea and Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling holes at a maximum depth of 9,200 meters.
In order to better meet industry demands, Saipem is finalizing an upgrading programme of its drilling fleet providing it with state-of-art rigs to enhance its role as high quality player capable of operating also in complex and harsh environments.
In particular, over the next four years Saipem intends to build: (i) the Scarabeo 8 and 9, new generation semi-submersible platforms, to be employed in drilling operations in the deep-water of the Barents Sea and in the Gulf of Mexico, respectively, initially for Eni; (ii) the Perro Negro 6 jack-up to conduct operations in shallow waters; (iii) the new S12000 drilling ship to perform operations in West Africa for Total.
In parallel, significant investments are planned to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients needs and purchase of support equipment).

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ENI FACT BOOK / ENGINEERING & CONSTRUCTION

In 2008, revenues were euro 472 million, accounting for 5% of total revenues. Contribution from operations amounted to euro 188 million, up euro 33 million compared to 2007. This increase was supported by higher activity levels of the Scarabeo 3 semi-submersible platform and the Perro Negro 2 jack-up, as well as the beginning of activity of the Perro Negro 7 jack-up and higher tariffs.

The most significant contracts awarded during the period include:

  a 5-year extension of the contract for the use of the Scarabeo 7 semi- submersible platform in West Africa for Eni;
  a 2-year extension of the contract for the use of semi-submersible platform Scarabeo 3 in Nigeria for Addax Petroleum;
  a 12-month contract’s extension for the use of the Scarabeo 6 semi-submersible platform in Egypt for Burullus Gas Co.
Onshore drilling
Saipem operates in this area as main contractor for the major international oil companies and NOCs executing its activity mainly in South America, Saudi Arabia, North Africa and, at a lower extent, in Europe. In this areas Saipem can leverage on its knowledge of the market, long-term relations with customers and synergies and integration with other business areas.
Saipem boasts a solid track record in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.
In 2008, revenues of the onshore drilling segment were euro 424 million, accounting for 4% of total revenues. Contribution from operations came in at euro 86 million, up euro 22 million compared to 2007, reflecting higher levels of activity in particular in South America.

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ENI FACT BOOK / ENGINEERING & CONSTRUCTION

Main operating data	2005	2006	2007	2008
Offshore pipelines laid	(km)	883	1,514	665	815
Onshore pipelines laid	(km)	1,005	871	770	683
Offshore structures installed	(tonnes)	134,602	120,453	187,054	24,835
Onshore structures installed	(tonnes)	7,112	5,242	194,561	163,137
Offshore drilling	(km)	114	126	123	150
Onshore drilling	(km)	548	599	657	622
Offshore wells drilled	(units)	67	75	47	50
Onshore wells drilled	(units)	213	236	256	241

Construction vessels
Name	Type	Laying technique	Transport/lifting capability (t)	Maximum laying depth (m)	Pipelaying maximum diameter (inches)
Saipem 7000	Semi-submersible, self-propelled pipelay and DP vessel capable of lifting structures and laying pipelines in deep waters	J	14,000	3,000	32
Saipem FDS	Multipurpose monohull dynamically positioned crane and pipelay vessel utilized for the development of hydrocarbon fields in deep waters	J	600	2,100	22
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe	S	300	1,000	60
Castoro Otto	Derrick/lay vessel	S	2,200	600	60
Saipem 3000	Mono-hull, self-propelled DP crane ship, capable of laying flexible pipes and umbilicals in deep waters and lifting structures	Reel, J, S	2,200	3,000	6
BAR Protector	Dynamically positioned dive support vessel used for deep waters diving operations and works on platforms
Semac 1	Semi-submersible pipelay vessel	S	318	600	58
Castoro II	Derrick/lay barge	S	1,000		60
Castoro 10	Trench/lay barge	S		300	60
Castoro 12	Shallow waters pipelay barge	S		1.4	40
S355	Derrick/lay barge	S	600		42
Crawler	Derrick/lay barge	S	540		60
Saipem Trenching barge	Barge for post-trenching and backfilling of pipelines operating in ultra-shallow waters			1.4	40
Saibos 230	Derrick pipelay barge equipped with a mobile crane for piling, marine terminals and fixed platforms	S			30
Ersai 1 (a)	Technical pontoon equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed		1,800
Ersai 2 (a)	Work barge equipped with a fixed crane capable of lifting structures		200
Ersai 400 (a)	Accommodation vessel (maximum capacity: 400 people), refuge provided
Castoro 9	Launching/cargo barge		5,000
Castoro XI	Heavy duty cargo barge		15,000
Castoro 14	Deck cargo barge		10,000
Castoro 15	Deck cargo barge		6,200
S42	Launching/cargo barge		8,000
S44	Launching/cargo barge		30,000
S45	Launching/cargo barge		20,000
BOS 600	Launching/cargo barge		30,000
Saibos 103	Lightweight cargo barge		3,600
FPSO - Cidade de Vitoria	FPSO unit with a production capacity of up to 100,000 barrels a day

(a)	Owned by the Saipem-managed joint venture ERSAI Caspian Contractor Llc.

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ENI FACT BOOK / ENGINEERING & CONSTRUCTION

Drilling vessels
Name	Type	Drilling plant	Maximum depth (m)	Drilling maximum (m)	Other
Perro Negro 2	Jack-up	Oilwell E 2000	90	6,500	Heliport provided
Perro Negro 3	Jack-up	Ideco E 2100	90	6,000	Heliport provided
Perro Negro 4	Jack-up	National 110 UE	45	5,000	Heliport provided
Perro Negro 5	Jack-up	National 1320 UE	90	6,500	Heliport provided
Perro Negro 7	Jack-up	National 1625 UE	115	9,150	Heliport provided
Scarabeo 3	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided
Scarabeo 4	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided
Scarabeo 5	Semi-submersible drilling platform, self-propelled	Emco C3	1,900	8,000	Heliport provided
Scarabeo 6	Semi-submersible drilling platform, self-propelled	Oilwell E 3000	500	7,600	Heliport provided
Scarabeo 7	Semi-submersible drilling platform, self-propelled	Wirth SH 3000 EG	1,500	8,000	Heliport provided
Saipem 10000	Ultra deep waters drillship, self-propelled, dynamic positioning	Wirth GH 4500 EG	3,000	9,200	Oil storage capacity: 140,000 bbl; heliport provided
Saipem TAD	Tender assisted drilling barge	Bentec 1500 Hp	150	4,877	Heliport provided

Main capital expenditures
Name	Type	Business Unit	Start-up year
Scarabeo 8	Semi-submersible drilling platform self-propelled capable of operating in deep waters	Offshore drilling	2010
CastorOne	Dynamically positioned crane and pipelay (S-lay) vessel utilized for the development of hydrocarbon fields in deep waters	Offshore construction	2011
S12000	Dynamically positioned drillship	Offshore drilling	2010
Perro Negro 6	Jack-up for drilling activities in shallow waters	Offshore drilling	2009
Scarabeo 9	Semi-submersible self-propelled drilling platform capable of operating in deep waters	Offshore drilling	2010
New FDS 2	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel utilized for the development of hydrocarbon fields in deep waters	Offshore construction	2011
New DSV	Support vessel for offshore projects	Offshore construction	2011

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ENI FACT BOOK / RESEARCH AND INNOVATION

Research and innovation

Technological innovation is a cornerstone for the solution of world energy challenges – first of all increasing energy needs, interdependence, security of supplies and the environmental impact of production and use of fossil fuels Innovation, in fact, can substantially contribute both on the supply side – opening up new and complex mineral basins or new producing countries – and in terms of consumption and environmental sustainability of energy activities.

In 2008 overall expenditure in R&D amounted to approximately euro 217 million, net overhead costs (euro 208 million in 2007).
The "Along with Petroleum" initiative addressed to innovation in the field of renewable energy sources and systems for efficient energy use in 2008 financed projects in the area of innovative photovoltaic projects (for euro 11 million) and biofuels (for euro 7 million).

At December 31, 2008, a total of 1,098 persons were employed in research and development activities.

In 2008 a total of 96 patent applications were filed (69 in 2007).

In particular Eni’s portfolio of research projects focused on:

  improvement in predicting the presence of hydrocarbons underground and exploration and production performance;
  increase the rate of hydrocarbon recovery;
  monetize marginal and stranded gas reserves;

  convert low value products (e.g. ultra heavy crude, tar, fuel oil) into more valuable distillates;
  produce biofuels from edible biomass;
  convert solar energy through innovative materials and processes.

Main technological innovation projects

Seismic on ice
The first seismic campaign for hydrocarbon exploration on floating ice has been completed in Alaska. It proved that operations can be extended beyond the summer and that it is possible to implement innovative systems for minimizing the environmental impact of exploration in Arctic and sub-Arctic areas.

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Depth Velocity Analysis (DVA)
The development of an advanced software for the analysis of seismic speed has been completed. It can be applied to all fields where it is necessary to visualize underground areas in complex structures (e.g. fields hidden by salt or basalt layers in the Gulf of Mexico, Brazil, Africa, the Caspian Sea, etc.).

Multi-frequency Marine Controlled Source Electromagnetic (CSEM)
The CSEM technology has been developed for identifying areas containing hydrocarbons up o depths of a few kilometers by detecting the electromagnetic response of subsoils to a signal produced by an artificial source. Employed with other advanced seismic techniques, CSEM allowed to significantly reduce mineral risks in the Norwegian and Nigerian offshore.

Time-Lapse Micro-Gravity and Electric/Magnetic Methods (4D-MGG)
A proprietary technique (patent application pending) for measuring the variations of the gravitational, electric and magnetic fields in the reservoir capable of identifying areas containing gas and areas containing fluids (oil or water) has been developed. Field tests performed in Italy showed high efficiency in characterizing fields containing permeability barriers and in monitoring/optimizing production (e.g. gas storage).

Coil Shooting
In 2008 a data collection campaign by means of coil shooting has been successfully completed in Indonesia. This methodology allows to collect seismic data in the sea through streamers pushed on spiraling routes instead of the traditional grid routes. Data interpretation is currently underway.

Recovery through steam injection
A feasibility study is underway on the application of a special steam injection technique to a field containing heavy crude offshore Congo. This technology has never been applied before in deep waters.

Enhanced Oil Recovery with CO2 injection
Eni started researching the application of an enhanced oil recovery technique (EOR) with CO2 injection aimed at increasing the recovery rate of heavy crude extracted from Eni fields. CO2 could be recovered from industrial plants near the fields. This kind of project would entail a strategically relevant integrated complex for capturing, transporting and storing CO2 for EOR. In favorable cases, preliminary estimates indicate a potential for doubling extracted oil.

GHG program (green house gas)
The GHG program includes the EOR with CO2 injection project and also the testing of the geological sequestration of CO2 in a depleted gas field near Cortemaggiore with extended site monitoring. This activity is performed in cooperation with Enel and tends to identify and check the feasibility of an integrated project for capturing and geologically sequestering CO2 in Italy.

Gas-to-Liquids (GtL)
The GtL project turns natural gas into distillates in 3 phases: production of syngas (CO and H2), Fischer-Tropsch synthesis of wax, conversion of wax into distillates. In 2001 this project led to the construction of a pilot plant with a 20 bbl/d capacity at the Sannazzaro refinery. In 2008 testing and engineering were completed so that Eni now holds a complete GtL proprietary technology.

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ENI FACT BOOK / RESEARCH AND INNOVATION

Natural gas high pressure transport (TAP)
In 2008 the first high resistance steel (X80) pipes have been produced by leading international manufacturers. Eni intends to study the potential and technical maturity of a Intermediate Pressure Transport based on X80 steel pipes with exercise pressures up to 12 MPa that seems to have a shorter time to market than TAP, developed by Eni for the transport of large volumes of natural gas (20-30 bcm/y) for long stretches (over 3,000 kilometers), thus linking faraway markets and producing areas. The TAP technology has been tested (for the first time in the world) at pilot scale by operating pipes in high resistance steel (X80 and X100) in real conditions.

Conversion of heavy crude and fractions into lighter products
In 2008 Eni continued testing its proprietary slurry technology at the Taranto demonstration plant. Construction of an industrial plant with a capacity of 23,000 bbls/d at the Sannazzaro refinery is underway. Detailed engineering has been completed and equipment has been bought.

The EST process consists in the catalytic hydroconversion in the slurry phase of heavy crudes and fractions into middle distillates for automotive use. As compared to the conversion technologies available on the market, EST allows to fully convert asphaltenes (the most difficult crude fraction to treat) and does not produce by-products such as fuel oil and coke that are no longer suitable for sale.

Hydrogen
In 2008, within the European project called ZeroRegio, a multi-fuel service station near Mantova has been equipped with a small hydrogen production plant (20 Nm3/h) based on the Short Contact Time - Catalytic Partial Oxidation technology, while testing is ongoing for the construction of a demonstration plant with a capacity of 200 Nm3/h fed with light hydrocarbons. The SCT-CPO technology aims at converting gaseous and liquid hydrocarbons (natural gas, LPG, fuel gas, liquid fractions, even low quality) into synthetic gas (carbon monoxide and hydrogen) using reactors up to 3 times smaller than those currently in use. The project aims at increasing the availability of hydrogen for refinery operations and oil upgrading.

Green Diesel
In 2008 work was completed for the front end engineering design of an industrial plant for the production of 250 ktonnes/y of Green Diesel from soy and/or palm oil by means of the EcofiningTM technology developed in cooperation with UOP. This process consists in the hydrocracking of vegetable oils with the use of hydrogen and yields an oxygen free hydrocarbon product compatible with oil derived fuels.

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ENI FACT BOOK / RESEARCH AND INNOVATION

Biofixation of CO2 by means of micro algae
In 2008 the basic design package of a pilot plant extended over one hectare for the biofixation of CO2 by means of micro algae was started aimed at recycling CO2 produced by industrial plants. Most of the testing activities are performed at the Gela refinery, where a small scale pilot plant made up of photobioreactors and open pools is operating.	Lab microbiological studies allowed to isolate indigenous algae that might act with greater capacity than expected being already adapted to local conditions. The project aims at verifying the technical and economic feasibility of biofixation of CO2 produced in refineries and the purification of discharge waters with production of biomass that can be converted into biofuel and/or other energy vectors.

Innovative techniques in solar energy
Eni has developed a few projects in the field of conversion of solar energy.
In particular, in 2008 innovative polymeric materials have been synthesized for photovoltaic applications.
Other materials capable of increasing conversion	efficiency in photovoltaic cells have been synthesized. Photoactive plates have been developed by covering PlexiglasTM plates with a thin film of acrylic material containing the required coloring agents.
Three patent applications have been filed for these materials.

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ENI FACT BOOK / FINANCIAL DATA

Results of operations	2005	2006	2007	2008
(million euro)
Net sales from operations	73,728	86,105	87,256	108,148
Other income and revenues	798	783	827	720
Total revenues	74,526	86,888	88,083	108,868
Purchases, services and other	(48,567)	(57,490)	(58,179)	(76,408)
Payroll and related costs	(3,351)	(3,650)	(3,800)	(4,004)
Total operating expenses	(51,918)	(61,140)	(61,979)	(80,412)
Depreciation, depletion, amortization and impairments	(5,781)	(6,421)	(7,236)	(9,815)
Operating profit	16,827	19,327	18,868	18,641
Finance income (expense)	(366)	161	(83)	(764)
Income from investments	914	903	1,243	1,373
Profit before income taxes	17,375	20,391	20,028	19,250
Income taxes	(8,128)	(10,568)	(9,219)	(9,692)
Tax rate (%)	46.8	51.8	46.0	50.3
Net profit	9,247	9,823	10,809	9,558
Attributable to:
- Eni	8,788	9,217	10,011	8,825
- Minority interest	459	606	798	733
Net profit attributable to Eni	8,788	9,217	10,011	8,825
Exclusion of inventory holding (gain) loss	(759)	33	(499)	723
Exclusion of special items:	1,222	1,162	(42)	653
of which:
- non-recurring items	290	239	35	(21)
- other special items	932	923	(77)	674
Eni’s adjusted net profit	9,251	10,412	9,470	10,201

Balance sheet (at December 31)	2005	2006	2007	2008
(million euro)
Fixed assets
Property, plant and equipment	45,013	44,312	50,137	59,155
Other assets		629	563
Inventories - compulsory stock	2,194	1,827	2,171	1,196
Intangible assets	3,194	3,753	4,333	7,715
Equity-accounted investments and other investments	4,311	4,246	6,111	5,881
Receivables and securities held for financing operating activities	775	557	725	1,219
Net payables related to capital expenditures	(1,196)	(1,090)	(1,191)	(787)
	54,291	54,234	62,849	74,379
Net working capital
Inventories	3,563	4,752	5,499	6,082
Trade receivables	14,101	15,230	15,609	16,444
Trade payables	(8,170)	(10,528)	(11,092)	(12,590)
Tax payables and provision for net deferred tax liabilities	(4,857)	(5,396)	(4,412)	(5,281)
Provisions	(7,679)	(8,614)	(8,486)	(9,573)
Other current assets and liabilities:
- equity instruments			2,476	2,741
- other (a)	(526)	(641)	(2,600)	(4,437)
	(3,568)	(5,197)	(3,006)	(6,614)
Provisions for employee post-retirement benefits	(1,031)	(1,071)	(935)	(947)
Net assets held for sale including related net borrowings			286	68
CAPITAL EMPLOYED, NET	49,692	47,966	59,194	66,886
Shareholders’ equity
of which attributable to:
- Eni (b)	36,868	39,029	40,428	44,436
- Minority interest	2,349	2,170	2,439	4,074
	39,217	41,199	42,867	48,510
Net borrowings	10,475	6,767	16,327	18,376
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	49,692	47,966	59,194	66,886

(a)	Include receivables and securities for financing operating activities and securities covering technical reserves of Eni’s insurance activities.
(b)	Net of own shares in portfolio.

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ENI FACT BOOK / FINANCIAL DATA

Cash flow statement	2005	2006	2007	2008
(million euro)
Net profit	9,247	9,823	10,809	9,558
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- depreciation, depletion and amortization and other non monetary items	6,518	5,753	6,346	11,388
- net gains on disposal of assets	(220)	(59)	(309)	(219)
- dividends, interest, income taxes and other changes	8,471	10,435	8,850	9,080
Cash generated from operating profit before changes in working capital	24,016	25,952	25,696	29,807
Changes in working capital related to operations	(2,422)	(1,024)	(1,667)	2,212
Dividends received, taxes paid, interest (paid) received during the period	(6,658)	(7,927)	(8,512)	(10,218)
Net cash provided by operating activities	14,936	17,001	15,517	21,801
Capital expenditures	(7,414)	(7,833)	(10,593)	(14,562)
Acquisition of investments and businesses	(127)	(95)	(9,665)	(4,019)
Disposals	542	328	659	979
Other cash flow related to capital expenditures investments and disposals	293	361	(35)	(267)
Free cash flow	8,230	9,762	(4,117)	3,932
Borrowings (repayment) of debt related to financing activities	(109)	216	(479)	911
Changes in short and long-term finance debt	(540)	(682)	8,761	980
Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	(5,836)	(6,005)
Effect of changes in consolidation and exchange differences	33	(201)	(200)	7
CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	330	2,652	(1,871)	(175)

Changes in net borrowings	2005	2006	2007	2008
(million euro)
Free cash flow	8,230	9,762	(4,117)	3,932
Net borrowings of acquired companies	(19)		(244)	(286)
Net borrowings of divested companies	21	1		181
Exchange differences on net borrowings and other changes	(980)	388	637	129
Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	(5,836)	(6,005)
CHANGES IN NET BORROWINGS	(32)	3,708	(9,560)	(2,049)

Net sales from operations	2005	2006	2007	2008
(million euro)
Exploration & Production	22,531	27,173	27,278	33,318
Gas & Power	22,969	28,368	27,633	36,936
Refining & Marketing	33,732	38,210	36,401	45,083
Petrochemicals	6,255	6,823	6,934	6,303
Engineering & Construction	5,733	6,979	8,678	9,176
Other activities	863	823	205	185
Corporate and financial companies	1,239	1,174	1,313	1,331
Elimination of intragroup profits (a)				75
Consolidation adjustment	(19,594)	(23,445)	(21,186)	(24,259)
	73,728	86,105	87,256	108,148

(a)	This item concerned mainly intragroup sales of products, services and capital goods recorded among assets of the purchasing business segment as of period-end.

Net sales to customers	2005	2006	2007	2008
(million euro)
Exploration & Production	7,770	8,728	10,803	14,251
Gas & Power	22,397	27,617	26,873	36,063
Refining & Marketing	32,640	36,910	35,125	43,587
Petrochemicals	5,572	6,156	6,571	5,905
Engineering & Construction	4,808	6,208	7,496	7,957
Other activities	317	303	174	156
Corporate and financial companies	224	183	214	154
Elimination of intragroup profits				75
	73,728	86,105	87,256	108,148

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ENI FACT BOOK / FINANCIAL DATA

Net sales by geographic area of destination	2005	2006	2007	2008
(million euro)
Italy	32,846	36,343	37,346	42,909
Other EU countries	19,601	23,949	23,074	29,341
Rest of Europe	5,123	6,975	5,507	7,125
Africa	5,259	5,949	8,010	12,331
Americas	6,103	6,250	6,447	7,218
Asia	4,399	5,595	5,840	8,916
Other areas	397	1,044	1,032	308
Total outside Italy	40,882	49,762	49,910	65,239
	73,728	86,105	87,256	108,148

Purchases, services and other	2005	2006	2007	2008
(million euro)
Production costs-raw, ancillary and consumable materials and goods	35,318	44,661	44,884	58,712
Production costs-services	9,405	10,015	10,828	13,355
Operating leases and other	1,929	1,903	2,276	2,558
Net provisions	1,643	767	591	900
Other expenses	1,100	1,089	1,095	1,652
less:
- capitalized direct costs associated with self-constructed tangible and intangible assets	(828)	(945)	(1,495)	(769)
	48,567	57,490	58,179	76,408

Principal accountant fees and services	2005	2006	2007	2008
(thousand euro)
Audit fees	12,591	22,240	26,383	27,962
Audit-related fees	190	166	169	152
Tax fees	246	303	81	46
All other fees	38	6	120	1
	13,065	22,715	26,753	28,161

Contents

ENI FACT BOOK / FINANCIAL DATA

Payroll and related costs	2005	2006	2007	2008
(million euro)
Wages and salaries	2,484	2,630	2,906	3,204
Social security contributions	662	691	690	694
Cost related to defined benefits plans and defined contribution plans	126	230	161	107
Other costs	255	305	275	282
less:
- capitalized direct costs associated with self-constructed tangible and intangible assets	(176)	(206)	(232)	(283)
	3,351	3,650	3,800	4,004

Depreciation, depletion, amortization and impairments	2005	2006	2007	2008
(million euro)
Exploration & Production	3,945	4,646	5,483	6,733
Gas & Power	684	687	687	742
Refining & Marketing	462	434	433	430
Petrochemicals	118	124	116	117
Engineering & Construction	176	195	248	335
Other activities	16	6	4	3
Corporate and financial companies	112	70	68	76
Impact of unrealized intragroup profit elimination	(4)	(9)	(10)	(14)
Total depreciation, depletion and amortization	5,509	6,153	7,029	8,422
Impairments	272	268	207	1,393
	5,781	6,421	7,236	9,815

Operating profit by division	2005	2006	2007	2008
(million euro)
Exploration & Production	12,592	15,580	13,788	16,415
Gas & Power	3,321	3,802	4,127	3,933
Refining & Marketing	1,857	319	729	(1,023)
Petrochemicals	202	172	74	(822)
Engineering & Construction	307	505	837	1,045
Other activities	(934)	(622)	(444)	(346)
Corporate and financial companies	(377)	(296)	(217)	(686)
Impact of unrealized intragroup profit elimination	(141)	(133)	(26)	125
	16,827	19,327	18,868	18,641

Contents

ENI FACT BOOK / FINANCIAL DATA

NON-GAAP measure

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management assesses Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, when determining adjusted net profit of each business segment, certain other items are excluded and specifically they are finance charges on finance debt, interest income, exchange rate differences and gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, including both settled transactions and re-measurement gains and losses. The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 33% is applied to finance charges and income recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies from January 1, 2008 (33% in previous reporting periods for all companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.
Special charges include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments which include both settled transactions and re-measurement gains and losses and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

ENI FACT BOOK / FINANCIAL DATA

2005
(million euro)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit		12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses			(127)	(1,064)	(19)					(1,210)
Exclusion of special items
of which:
Non-recurring (income) charges			290							290
Other special (income) charges:		311	47	421	78	7	638	149		1,651
- environmental charges			31	337			413	54		835
- asset impairments		247	1	5	29	4	75	2		363
-	risk provisions			39	36		126			201
-	increased insurance charges	57	6	30	17		4	64		178
-	provision for redundancy incentives	7	8	22	4	3	6	29		79
- other			1	(12)	(8)		14			(5)
Special items of operating profit		311	337	421	78	7	638	149		1,941
Adjusted operating profit		12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net finance (expense) income (a)		(80)	37					(296)		(339)
Net income from investments (a)		10	370	231	3	141	(1)	23		777
Income taxes (a)		(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)
Tax rate (%)		51.8	35.2	34.6		27.9				46.0
Adjusted net profit		6,186	2,552	945	227	328	(297)	(142)	(89)	9,710
of which:
-	adjusted net profit of minority interest									459
- Eni’s adjusted net profit										9,251
Eni’s reported net profit										8,788
Exclusion of inventory holding (gains) losses										(759)
Exclusion of special items:										1,222
-	non-recurring (income) charges									290
-	other special (income) charges									932
Eni’s adjusted net profit										9,251

(a)	Excluding special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

2006
(million euro)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit		15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses			(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges			55	109	13		62			239
Other special (income) charges:		183	92	147	94	3	261	56		836
- environmental charges			44	111			126	11		292
- asset impairments		231	51	14	50	1	22			369
-	gains on disposal of assets	(61)								(61)
-	risk provisions			8	31		75			114
-	provision for redundancy incentives	13	37	47	19	2	17	43		178
- other			(40)	(33)	(6)		21	2		(56)
Special items of operating profit		183	147	256	107	3	323	56		1,075
Adjusted operating profit		15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net finance (expense) income (a)		(59)	16				(7)	205		155
Net income from investments (a)		85	489	184	2	66	5			831
Income taxes (a)		(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)		53.9	34.8	35.4		30.3				48.7
Adjusted net profit		7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
-	adjusted net profit of minority interest									606
- Eni’s adjusted net profit										10,412
Eni’s reported net profit										9,217
Exclusion of inventory holding (gains) losses										33
Exclusion of special items:										1,162
-	non-recurring (income) charges									239
-	other special (income) charges									923
Eni’s adjusted net profit										10,412

(a)	Excluding special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

2007
(million euro)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit		13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Exclusion of inventory holding (gains) losses			44	(658)	(6)					(620)
Exclusion of special items
of which:
Non-recurring (income) charges		(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:		274	(18)	223	24	7	176	44		730
- environmental charges			15	128			210	12		365
- asset impairments		226		58			6			290
-	risk provisions			9			13			22
-	provision for redundancy incentives	6	38	31	24	7	18	32		156
- other		42	(71)	(3)			(71)			(103)
Special items of operating profit		263	(79)	258	22	3	237	34		738
Adjusted operating profit		14,051	4,092	329	90	840	(207)	(183)	(26)	18,986
Net finance (expense) income (a)		44	11		1		(8)	(154)		(106)
Net income from investments (a)		176	420	126	1	80	5	4		812
Income taxes (a)		(7,780)	(1,587)	(136)	(35)	(262)		192	10	(9,598)
Tax rate (%)		54.5	35.1	29.9		28.5				48.7
Adjusted net profit		6,491	2,936	319	57	658	(210)	(141)	(16)	10,094
of which:
-	adjusted net profit of minority interest									624
- Eni’s adjusted net profit										9,470
Eni’s reported net profit										10,011
Exclusion of inventory holding (gains) losses										(499)
Exclusion of special items:										(42)
-	non-recurring (income) charges									35
-	other special (income) charges									(77)
Eni’s adjusted net profit										9,470

(a)	Excluding special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

2008
(million euro)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit	16,415	3,933	(1,023)	(822)	1,045	(346)	(686)	125	18,641
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936
Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	1,001	37	411	281	(4)	102	409		2,237
- environmental charges		12	76			101	120		309
- asset impairments	989	1	299	278		5			1,572
- net gains on disposal	4	7	13	(5)	(4)	(14)	(9)		(8)
- risk provisions						4			4
- provision for redundancy incentives	8	20	23	8		4	28		91
- other		(3)				2	270		269
Special items of operating profit	1,001	37	390	281	(4)	102	409	0	2,216
Adjusted operating profit	17,416	3,541	566	(375)	1,041	(244)	(277)	125	21,793
Net finance (expense) income (a)	52	5	1	1	1	(39)	(785)		(764)
Net income from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,069)	(1,316)	(231)	77	(307)		445	(48)	(11,449)
Tax rate (%)	55.7	33.2	31.2		28.1				51.4
Adjusted net profit	8,008	2,650	510	(306)	784	(279)	(612)	77	10,832
of which:
- adjusted net profit of minority interest									631
- Eni’s adjusted net profit									10,201
Eni’s reported net profit									8,825
Exclusion of inventory holding (gains) losses									723
Exclusion of special items:									653
- non-recurring (income) charges									(21)
- other special (income) charges									674
Eni’s adjusted net profit									10,201

(a)	Excluding special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

Breakdown of special items	2005	2006	2007	2008
(million euro)
Non-recurring charges (income)	290	239	8	(21)
of which:
- curtailment recognized of the reserve for post-retirement benefits for Italian employees			(83)
- provisions and utilizations against antitrust proceedings and regulations	290	239	91	(21)
Other special charges (income)	1,651	836	730	2,237
Environmental charges	835	292	365	309
Asset impairments	363	369	290	1,572
Gain on disposal of property, plant and equipment		(61)		(8)
Risk provisions	379	114	22	4
Provision for redundancy incentives	79	178	156	91
Other	(5)	(56)	(103)	269
Special items of operating profit	1,941	1,075	738	2,216
Net financial (expense) income	27	(6)	(23)
Net income from investments	(137)	(72)	(321)	(239)
of which:
- gain on divestment of Italiana Petroli (IP)	(132)
- gain on divestment of Galp Energia SGPS SA (divestment of assets to Rede Electrica National)		(73)
- gain on divestment of Haldor Topsøe AS e Camom SA			(290)
- gain on divestment of GTT (Gaztransport et Technigaz SAS)				(185)
Income taxes	(609)	165	(610)	(1,426)
of which:			(394)
- tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries:				(270)
. on inventories				(176)
. on deferred tax assets				(94)
- tax impact pursuant to Budget Law 2008 for Italian subsidiaries				(290)
- adjustments to deferred tax for Italian subsidiaries			(394)
- adjustments to deferred tax for Libyan assets				(173)
- supplemental tax rate UK		91
- wind-fall tax Algeria		179
- tax proceedings in Venezuela		77
- other special items			(50)	(46)
- taxes on special items of operating profit		(182)	(166)	(647)
Total special items of net profit	1,222	1,162	(216)	551
attributable to:
- Minority interest			(174)	(102)
- Eni	1,222	1,162	(42)	653

Adjusted operating profit by division	2005	2006	2007	2008
(million euro)
Exploration & Production	12,903	15,763	14,051	17,416
Gas & Power	3,531	3,882	4,092	3,541
Refining & Marketing	1,214	790	329	566
Petrochemicals	261	219	90	(375)
Engineering & Construction	314	508	840	1,041
Other activities	(296)	(299)	(207)	(244)
Corporate and financial companies	(228)	(240)	(183)	(277)
Impact of unrealized intragroup profit elimination	(141)	(133)	(26)	125
	17,558	20,490	18,986	21,793

Contents

ENI FACT BOOK / FINANCIAL DATA

Adjusted net profit by division	2005	2006	2007	2008
(million euro)
Exploration & Production	6,186	7,279	6,491	8,008
Gas & Power	2,552	2,862	2,936	2,650
Refining & Marketing	945	629	319	510
Petrochemicals	227	174	57	(306)
Engineering & Construction	328	400	658	784
Other activities	(297)	(301)	(210)	(279)
Corporate and financial companies	(142)	54	(141)	(612)
Impact of unrealized intragroup profit elimination	(89)	(79)	(16)	77
	9,710	11,018	10,094	10,832
of which attributable to:
- Minority interest	459	606	624	631
- Eni	9,251	10,412	9,470	10,201

Net finance (expense) income	2005	2006	2007	2008
(million euro)
Income from equity instruments			188	241
Exchange differences, net	169	(152)	(51)	206
Finance income (expense) related to net borrowings and other	(235)	(121)	(279)	(668)
Net income from securities	36	51	39	21
Financial expense due to the passage of time (accretion discount)	(109)	(116)	(186)	(249)
Income (expense) on derivatives	(386)	383	26	(551)
less:
Finance expense capitalized	159	116	180	236
	(366)	161	(83)	(764)
of which, net income from receivables and securities for financing operating activities	106	119	96	62

Income (expense on) from investments	2005	2006	2007	2008
(million euro)
Share of profit of equity-accounted investments	770	887	906	761
Share of loss of equity-accounted investments	(33)	(36)	(135)	(105)
Gains on disposals	179	25	301	218
Losses on disposals	(8)	(7)	(1)	(1)
Dividends	33	98	170	510
Decreases (increases) in the provision for losses on investments		(56)	2	(16)
Other income (expense), net	(27)	(8)		6
	914	903	1,243	1,373

Contents

ENI FACT BOOK / FINANCIAL DATA

Property, plant and equipment (at period end)	2005	2006	2007	2008
(million euro)
Property, plant and equipment by segment, gross
Exploration & Production	49,129	49,002	54,284	66,023
Gas & Power	21,517	22,277	23,137	24,781
Refining & Marketing	9,420	11,273	12,421	12,899
Petrochemicals	4,402	4,380	4,918	5,036
Engineering & Construction	3,878	4,363	5,823	7,702
Other activities	1,999	1,967	1,543	1,550
Corporate and financial companies	453	321	344	391
Impact of unrealized intragroup profit elimination	(88)	(128)	(227)	(355)
	90,710	93,455	102,243	118,027
Property, plant and equipment by segment, net
Exploration & Production	24,485	23,002	26,478	33,212
Gas & Power	13,760	14,067	14,477	15,403
Refining & Marketing	3,556	3,791	4,495	4,496
Petrochemicals	1,139	1,072	1,099	912
Engineering & Construction	1,847	2,225	3,513	5,154
Other activities	117	93	82	83
Corporate and financial companies	193	176	196	212
Impact of unrealized intragroup profit elimination	(84)	(114)	(203)	(317)
	45,013	44,312	50,137	59,155

Capital expenditures by division	2005	2006	2007	2008
(million euro)
Exploration & Production	4,965	5,203	6,625	9,545
Gas & Power	1,152	1,174	1,366	1,794
Refining & Marketing	656	645	979	965
Petrochemicals	112	99	145	212
Engineering & Construction	349	591	1,410	2,027
Other activities	48	72	59	52
Corporate and financial companies	132	88	108	95
Impact of unrealized intragroup profit elimination		(39)	(99)	(128)
	7,414	7,833	10,593	14,562

Capital expenditures by geographic area	2005	2006	2007	2008
(million euro)
Italy	2,442	2,529	3,246	3,674
Other EU countries	545	713	1,246	1,660
Rest of Europe	415	436	469	582
Africa	2,233	2,419	3,152	5,153
Americas	507	572	1,004	1,240
Asia	1,181	1,032	1,253	1,777
Other areas	91	132	223	476
Total outside Italy	4,972	5,304	7,347	10,888
	7,414	7,833	10,593	14,562

Contents

ENI FACT BOOK / FINANCIAL DATA

Net borrowings
(million euro)	Debt and bonds	Cash and cash equivalents	Securities held for non-operating purposes	Financing receivables held for non-operating purposes	Total
2005
Short-term debt	5,345	(1,333)	(903)	(12)	3,097
Long-term debt	7,653		(28)	(247)	7,378
	12,998	(1,333)	(931)	(259)	10,475
2006
Short-term debt	4,290	(3,985)	(552)	(143)	(390)
Long-term debt	7,409			(252)	7,157
	11,699	(3,985)	(552)	(395)	6,767
2007
Short-term debt	8,500	(2,114)	(174)	(990)	5,222
Long-term debt	11,330			(225)	11,105
	19,830	(2,114)	(174)	(1,215)	16,327
2008
Short-term debt	6,908	(1,939)	(185)	(337)	4,447
Long-term debt	13,929				13,929
	20,837	(1,939)	(185)	(337)	18,376

Contents

ENI FACT BOOK / EMPLOYEES

Employees

Employees at year end	2005	2006	2007	2008
(units)
Exploration & Production	Italy	5,027	5,273	5,535	5,771
	Outside Italy	3,003	3,063	3,799	5,423
		8,030	8,336	9,334	11,194
Gas & Power	Italy	9,733	9,602	9,114	8,810
	Outside Italy	2,591	2,472	2,468	2,579
		12,324	12,074	11,582	11,389
Refining & Marketing	Italy	6,680	7,196	7,101	6,641
	Outside Italy	2,214	2,241	2,327	1,686
		8,894	9,437	9,428	8,327
Petrochemicals	Italy	5,164	4,948	5,476	5,230
	Outside Italy	1,298	1,077	1,058	1,044
		6,462	6,025	6,534	6,274
Engineering & Construction	Italy	5,799	6,164	6,618	7,316
	Outside Italy	22,885	24,738	26,493	28,313
		28,684	30,902	33,111	35,629
Other activities	Italy	2,636	2,219	1,172	1,070
	Outside Italy
		2,636	2,219	1,172	1,070
Corporate and financial companies	Italy	5,153	4,363	4,411	4,642
	Outside Italy	75	216	290	355
		5,228	4,579	4,701	4,997
Total employees at year end	Italy	40,192	39,765	39,427	39,480
	Outside Italy	32,066	33,807	36,435	39,400
		72,258	73,572	75,862	78,880
of which: senior managers		1,748	1,603	1,585	1,658

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Supplemental oil and gas information

OIL AND NATURAL GAS RESERVES
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.
Net proved reserves exclude royalties and interests owned by others.
Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells, equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved.

Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped, for years ended December 31, 2006, 2007 and 2008 are based on data prepared by Eni. Since 1991 Eni has requested qualified independent oil engineering companies to carry out an independent evaluation[1] of its proved reserves on a rotation basis. Eni believes these independent evaluators to be experienced and qualified in the marketplace. In the preparation of their reports, these independent evaluators relied, without independent verification, upon information furnished by Eni with respect to property interest, production, current cost of operation and development, agreements relating to future operations and sale, prices and other information and data that were accepted as represented by the independent evaluators. These information were the same used by Eni in determining proved reserves and include: log, directional surveys, core and PVT analysis, maps, oil/gas/water production/injection data of wells, reservoirs and fields, reservoir studies, technical analysis relevant to field performance, reservoir performance, budget data for field, long-term development plans, future capital and operating costs. In order to calculate the economic value of reserves NPV, actual prices received from hydrocarbon sales, instructions on future prices, and other pertinent information are provided. Accordingly, the work performed by the independent evaluators is an evaluation of Eni’s proved reserves carried out in parallel with the internal one. The circumstance that the independent evaluations achieved the same results as those of the Company for the vast majority of fields support the management’s confidence that the company’s booked reserves meet the regulatory definition of proved reserves which are reasonably certain to be produced in the future. When the assessment of independent engineers is lower than internal evaluations, Eni revises its estimates based on information provided by independent evaluators.
In particular, in 2008, a total of 1.5 bboe of proved reserves, or about 22% of Eni’s total proved reserves at December 31, 2008, have been evaluated. The results of this independent evaluation have essentially confirmed, as in previous years, the internal assessment. In the 2006-2008 three-year period, 77% of Eni’s total proved reserves were subject to independent evaluations. In the last three years, the most important Eni’s properties as of December 31, 2008 which were not subject to an independent evaluation were:
- Bouri and Bu Attifel (Libya);
- Barbara (Italy);
- M’Boundi (Congo);
- Elgin Franklin (UK).

Eni operates under Production Sharing Agreements (PSAs) in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled

(1)	From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott Company.

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ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 53%, 46% and 54% of total proved reserves as of year-end 2006, 2007 and 2008, respectively, on an oil-equivalent basis.
Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 2%, 1% and 2% of total proved reserves on an oil-equivalent basis as of year-end 2006, 2007 and 2008, respectively.

Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. Reserve volumes associated with oil and gas deriving from such obligation represent 1.1%, 1.8% and 0.1% of total proved reserves as of year-end 2006, 2007 and 2008, respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni’s storage fields in Italy.

Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby removed from proved reserves when sold.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, reserves evaluation could also diverge significantly from oil and natural gas volumes which will be actually produced.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2006, 2007 and 2008.

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Movements in net proved hydrocarbons reserves (a)
(mmboe)	Italy (b)	North Africa	West Africa	North Sea	Caspian Area (c)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (d)
Reserves at December 31, 2005	868	2,026	1,279	758	1,087	778	6,796	41
Purchases of minerals in place				1			1
Revisions of previous estimates (e)	21	89	(79)	28	104	(12)	151
Improved recovery		49	41		14		104	1
Extensions and discoveries	3	55	16	1	52	34	161
Production	(87)	(201)	(135)	(103)	(38)	(76)	(640)	(6)
Sales of minerals in place (f)				(3)		(170)	(173)
Reserves at December 31, 2006	805	2,018	1,122	682	1,219	554	6,400	36
Purchases of minerals in place			33			123	156	617
Revisions of previous estimates	18	8	(13)	26	(153)	(29)	(143)	20
Improved recovery		9	12	2			23	1
Extensions and discoveries	1	59	59	2	36	44	201	1
Production	(77)	(215)	(118)	(95)	(41)	(81)	(627)	(7)
Sales of minerals in place
Reserves at December 31, 2007	747	1,879	1,095	617	1,061	611	6,010	668
Purchases of minerals in place			33	1	32	25	91
Revisions of previous estimates	2	259	87	(39)	372	65	746	5
Improved recovery		7	26				33	1
Extensions and discoveries	5	11	26	18	2	9	71
Production	(73)	(234)	(121)	(87)	(45)	(90)	(650)	(8)
Sales of minerals in place					(59)		(59)
Reserves at December 31, 2008	681	1,922	1,146	510	1,363	620	6,242	666

(a)	The conversion rate of natural gas from cubic feet to boe is 1,000 cubic feet = 0.1742 barrels of oil.
(b)	Reserve volumes include approximately 760, 754, 749 and 746 bcf of natural gas in storage in Italy at December 31, 2005, 2006, 2007 and 2008, respectively.
(c)	Eni’s proved reserves of the Kashagan field were determined based on Eni’s working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.
(d)	Reserves of equity-accounted entities as of December 31, 2008 and 2007 include 60% of the three Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.
(e)	Include Eni share redetermination in Val d’Agri concession in Italy.
(f)	Include 170 mmbbl to unilateral termination of OSA for Dación field by PDVSA.

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Movements in net proved liquids reserves
(mmbbl)	Italy	North Africa	West Africa	North Sea	Caspian Area (a)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (b)
Reserves at December 31, 2005	228	961	936	433	778	412	3,748	25
Purchases of minerals in place
Revisions of previous estimates (c)	15	61	(85)	20	72	(19)	64	1
Improved recovery		49	41		14		104	1
Extensions and discoveries		30	11		52	10	103
Production	(28)	(119)	(117)	(65)	(23)	(38)	(390)	(3)
Sales of minerals in place (d)				(2)		(170)	(172)
Reserves at December 31, 2006	215	982	786	386	893	195	3,457	24
Purchases of minerals in place			32			54	86	101
Revisions of previous estimates	28	(35)	(26)	14	(114)	(31)	(164)	20
Improved recovery		9	12	1			22	1
Extensions and discoveries		43	22	1		29	95	1
Production	(28)	(121)	(101)	(57)	(26)	(36)	(369)	(5)
Sales of minerals in place
Reserves at December 31, 2007	215	878	725	345	753	211	3,127	142
Purchases of minerals in place			32		32	4	68
Revisions of previous estimates	(8)	56	80	(31)	238	56	391	4
Improved recovery		7	25				32	1
Extensions and discoveries	4	4	26	13	2	3	52
Production	(25)	(122)	(105)	(51)	(30)	(38)	(371)	(5)
Sales of minerals in place					(56)		(56)
Reserves at December 31, 2008	186	823	783	276	939	236	3,243	142

Movements in net proved natural gas reserves
(bcf)	Italy (a)	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (c)
Reserves at December 31, 2005	3,676	6,117	1,965	1,864	1,774	2,105	17,501	90
Purchases of minerals in place				4			4
Revisions of previous estimates	36	154	31	53	183	47	504	(7)
Improved recovery
Extensions and discoveries	19	146	34	1		132	332
Production	(340)	(471)	(103)	(218)	(83)	(222)	(1,437)	(15)
Sales of minerals in place				(7)			(7)
Reserves at December 31, 2006	3,391	5,946	1,927	1,697	1,874	2,062	16,897	68
Purchases of minerals in place			5			395	400	2,963
Revisions of previous estimates	(53)	250	74	67	(222)	6	122	5
Improved recovery				3			3
Extensions and discoveries	4	89	213	7	205	89	607
Production	(285)	(534)	(97)	(216)	(87)	(261)	(1,480)	(14)
Sales of minerals in place
Reserves at December 31, 2007	3,057	5,751	2,122	1,558	1,770	2,291	16,549	3,022
Purchases of minerals in place			6	8		114	128
Revisions of previous estimates	56	1,163	45	(51)	773	55	2,041	6
Improved recovery			4				4
Extensions and discoveries	5	38	2	25		42	112
Production	(274)	(641)	(95)	(204)	(90)	(300)	(1,604)	(13)
Sales of minerals in place					(16)		(16)
Reserves at December 31, 2008	2,844	6,311	2,084	1,336	2,437	2,202	17,214	3,015

(a)	Eni’s proved reserves of the Kashagan field were determined based on Eni’s working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.
(b)	Reserves of equity-accounted entities as of December 31, 2008 and 2007 include 60% of the three Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.
(c)	Include Eni share redetermination in Val d’Agri concession in Italy.
(d)	Include 170 mmbbl to unilateral termination of OSA for Dación field by PDVSA.
(e)	Reserve volumes include approximately 760, 754, 749 and 746 bcf of natural gas in storage in Italy at December 31, 2005, 2006, 2007 and 2008, respectively.

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Results of operations from oil and gas activities (a)
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (c)
2006 - IFRS
Revenues:
- sales to consolidated entities	3,601	4,185	4,817	3,295	261	712	16,871
- sales to third parties	184	3,012	967	983	721	1,873	7,740	120
	3,785	7,197	5,784	4,278	982	2,585	24,611	120
Production costs	(249)	(496)	(475)	(481)	(147)	(19)	(2,039)	(18)
Production taxes	(181)	(95)	(475)			(82)	(833)	(3)
Exploration expenses	(137)	(273)	(186)	(160)	(25)	(293)	(1,074)	(26)
Depreciation, depletion and amortization and provision for abandonment (d)	(457)	(795)	(737)	(684)	(80)	(895)	(3,648)	(43)
Other income (expense)	(315)	(569)	(19)	57	(89)	(283)	(1,389)	8
Profit before taxation	2,446	4,969	3,721	3,010	641	841	15,628	38
Income taxes	(909)	(2,980)	(2,133)	(1,840)	(223)	(381)	(8,466)	(31)
Results of operations (e)	1,537	1,989	1,588	1,170	418	460	7,162	7
2007 - IFRS
Revenues:
- sales to consolidated entities	3,171	3,000	4,439	3,125	296	512	14,543
- sales to third parties	163	4,793	693	755	833	2,260	9,497	176
	3,334	7,793	5,132	3,880	1,129	2,772	24,040	176
Production costs	(248)	(542)	(499)	(579)	(142)	(271)	(2,281)	(27)
Production taxes	(188)	(91)	(473)			(28)	(780)	(6)
Exploration expenses	(108)	(385)	(291)	(193)	(36)	(764)	(1,777)	(42)
Depreciation, depletion and amortization and provision for abandonment (d)	(499)	(768)	(685)	(729)	(76)	(989)	(3,746)	(51)
Other income (expense)	(283)	(627)	(297)	(45)	(72)	(243)	(1,567)	(18)
Profit before taxation	2,008	5,380	2,887	2,334	803	477	13,889	32
Income taxes	(746)	(3,102)	(1,820)	(1,419)	(284)	(241)	(7,612)	(49)
Results of operations (e)	1,262	2,278	1,067	915	519	236	6,277	(17)
2008 - IFRS
Revenues:
- sales to consolidated entities	3,956	2,622	5,013	3,691	360	629	16,271
- sales to third parties	126	7,286	1,471	121	1,288	2,928	13,220	265
	4,082	9,908	6,484	3,812	1,648	3,557	29,491	265
Production costs	(260)	(528)	(609)	(515)	(173)	(326)	(2,411)	(34)
Production taxes	(195)	(32)	(616)			(35	(87)	(53)
Exploration expenses	(135)	(425)	(529)	(215)	(57)	(697)	(2,058)	(48)
Depreciation, depletion and amortization and provision for abandonment (d)	(551)	(1,120)	(1,115)	(782)	(331)	(1,490)	(5,389)	(84)
Other income (expense)	(420)	(936)	(279)	(63)	(286)	(270)	(2,254)	(15)
Profit before taxation	2,521	6,867	3,336	2,237	801	739	16,501	31
Income taxes	(924)	(4,170)	(2,262)	(1,581)	(315)	(435)	(9,687)	(49)
Results of operations (e)	1,597	2,697	1,074	656	486	304	6,814	(18)

(a)	Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.
(b)	Eni’s results of operations of the Kashagan field were determined based on Eni’s working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.
(c)	The amounts of equity-accounted entities as of December 31, 2007 and 2008 include 60% of the three Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.
(d)	Includes asset impairments amounting to euro 130 million in 2006, euro 91 million in 2007 and euro 770 million in 2008.
(e)	The Successful Effort Method application would have led to an increase in results of operations of euro 220 million in 2006, euro 438 million in 2007 and euro 408 million in 2008 for consolidated subsidiaries and of euro 15 million in 2006, euro 26 million in 2007 and any variation in 2008 for equity-accounted entities.

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Capitalized costs (a)
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (c)
December 31, 2007 - IFRS
Proved properties	10,571	8,118	8,506	8,672	1,447	7,718	45,032	790
Unproved properties	32	120	1,030	330	35	2,582	4,129	1,089
Support equipment and facilities	279	1,125	443	16	41	59	1,963	10
Wells in progress and other	726	562	1,078	75	1,852	808	5,101	112
Gross capitalized costs	11,608	9,925	11,057	9,093	3,375	11,167	56,225	2,001
Accumulated depreciation, depletion, amortization and valuation allowances	(7,440)	(4,960)	(5,340)	(5,670)	(445)	(4,909)	(28,764)	(345)
Net capitalized costs (d) (e)	4,168	4,965	5,717	3,423	2,930	6,258	27,461	1,656
December 31, 2008 - IFRS
Proved properties	10,772	10,116	11,368	7,499	2,130	8,954	50,839	813
Unproved properties	32	638	2,267	316	1,051	2,908	7,212	928
Support equipment and facilities	283	1,205	520	16	51	71	2,146	14
Wells in progress and other	1,374	1,006	1,443	159	2,631	1,797	8,410	267
Gross capitalized costs	12,461	12,965	15,598	7,990	5,863	13,730	68,607	2,022
Accumulated depreciation, depletion, amortization and valuation allowances	(7,943)	(6,318)	(7,027)	(5,132)	(858)	(6,932)	(34,210)	(441)
Net capitalized costs (d) (e)	4,518	6,647	8,571	2,858	5,005	6,798	34,397	1,581

(a)	Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.
(b)	Eni’s capitalized costs of the Kashagan field were determined based on Eni’s working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.
(c)	The amounts of equity-accounted entities as of December 31, 2007 and 2008 include 60% of the three Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.
(d)	The amounts include net capitalized finance charges totalling euro 441 million in 2007 and euro 537 million in 2008.
(e)	The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The Successful Effort Method application would have led to an increase in net capitalized costs of euro 2,547 million in 2007 and euro 3,308 million in 2008 for consolidated subsidiaries and of euro 94 million in 2007 and euro 48 million in 2008 for equity-accounted entities.

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Costs incurred (a)
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (c)
2006 - IFRS
Proved property acquisitions	139	10					149
Unproved property acquisitions						3	3
Exploration	128	270	471	174	25	280	1,348	26
Development (d)	1,120	892	956	478	595	766	4,807	31
Costs incurred	1,387	1,172	1,427	652	620	1,049	6,307	57
2007 - IFRS
Proved property acquisitions (e)		11	451			1,395	1,857	187
Unproved property acquisitions (e)			510			1,417	1,927	1,086
Exploration (e)	104	380	298	193	36	1,181	2,192	42
Development (d) (e)	320	1,047	1,425	518	744	1,185	5,239	156
Costs incurred	424	1,438	2,684	711	780	5,178	11,215	1,471
2008 - IFRS
Proved property acquisitions (e)		626	413		173	83	1,295
Unproved property acquisitions (e)		384	655	33	647		1,719
Exploration (e)	135	421	581	214	144	719	2,214	48
Development (d) (e)	644	1,388	1,884	850	1,208	1,593	7,567	163
Costs incurred	779	2,819	3,533	1,097	2,172	2,395	12,795	211

(a)	Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities.
(b)	Includes costs estimated to be incurred for asset retirement obligations for euro 1,170 million in 2006, euro 173 million in 2007 and euro 628 million in 2008 and euro 16 million for equity-accounted entities.
(c)	Eni’s costs incurred for the Kashagan field were determined based on Eni’s working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.
(d)	The amounts of equity-accounted entities as of December 31, 2007 and 2008 include 60% of the three Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.
(e)	Of which business combination:
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of World	Total consolidated subsidiaries	Total equity-accounted entities
2007 - IFRS
Proved property acquisitions		451			1,395	1,846	187
Unproved property acquisitions		510			1,334	1,844	1,086
Exploration		59			474	533
Development		10			345	355	101
Total		1,030			3,548	4,578	1,374
2008 - IFRS
Proved property acquisitions		298		173	83	554
Unproved property acquisitions	384	560	33	647		1,624
Exploration	23	115		116	42	296
Development	132	4	52	156	77	421
Total	539	977	85	1,092	202	2,895

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Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows as of December 31, 2006, 2007 and 2008 include amounts that Eni’s Gas & Power segment and other gas companies pay for storage services, required to support market demand flexibility needs.
Future production costs include the estimated expenditures related to the production of	proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

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Standardized measure of discounted future net cash flows
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (a)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (b)
At December 31, 2006
Future cash inflows	43,495	64,381	34,935	24,821	33,825	14,766	216,223	1,038
Future production costs	(6,086)	(9,707)	(8,028)	(6,426)	(4,162)	(1,753)	(36,162)	(224)
Future development costs	(6,739)	(5,383)	(2,865)	(2,265)	(3,103)	(1,473)	(21,828)	(79)
Future income taxes	(10,838)	(24,639)	(14,141)	(10,901)	(7,649)	(3,824)	(71,992)	(227)
Future net cash flows	19,832	24,652	9,901	5,229	18,911	7,716	86,241	508
10% discount factor	(11,493)	(10,631)	(2,994)	(1,392)	(13,878)	(2,626)	(43,014)	(154)
Standardized measure of discounted future net cash flows	8,339	14,021	6,907	3,837	5,033	5,090	43,227	354
At December 31, 2007
Future cash inflows	47,243	73,456	48,283	29,610	42,710	20,359	261,661	7,135
Future production costs	(5,926)	(11,754)	(9,875)	(6,670)	(4,997)	(2,782)	(42,004)	(1,249)
Future development costs	(7,218)	(4,643)	(3,013)	(2,461)	(3,374)	(2,459)	(23,168)	(1,721)
Future income taxes	(10,778)	(29,083)	(23,083)	(14,375)	(9,977)	(5,397)	(92,693)	(2,009)
Future net cash flows	23,321	27,976	12,312	6,104	24,362	9,721	103,796	2,156
10% discount factor	(13,262)	(11,143)	(3,953)	(1,600)	(17,480)	(3,356)	(50,794)	(1,265)
Standardized measure of discounted future net cash flows	10,059	16,833	8,359	4,504	6,882	6,365	53,002	891
At December 31, 2008
Future cash inflows	46,458	62,785	22,344	16,056	22,199	13,622	183,464	4,782
Future production costs	(5,019)	(10,673)	(6,715)	(3,414)	(6,380)	(2,715)	(34,916)	(1,104)
Future development costs	(6,805)	(6,153)	(3,868)	(2,166)	(5,114)	(1,897)	(26,003)	(1,845)
Future income taxes	(11,329)	(27,800)	(5,599)	(7,621)	(2,781)	(1,901)	(57,031)	(1,032)
Future net cash flows	23,305	18,159	6,162	2,855	7,924	7,109	65,514	801
10% discount factor	(13,884)	(8,639)	(2,155)	(869)	(6,272)	(2,243)	(34,062)	(763)
Standardized measure of discounted future net cash flows	9,421	9,520	4,007	1,986	1,652	4,866	31,452	38

(a)	Eni’s standardized measure of discounted future of net cash flows of the Kashagan field were determined based on Eni’s working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.
(b)	The amounts of equity-accounted entities as of December 31, 2007 and 2008 include 60% of the three Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.

Changes in standardized measure of discounted future net cash flows	2006	2007	2008
(million euro)
Beginning of year consolidated subsidiaries	55,351	43,227	53,002
Increase (decrease):
- sales, net of production costs	(21,739)	(20,979)	(26,202)
- net changes in sales and transfer prices, net of production costs	4,097	34,999	(39,699)
- extensions, discoveries and improved recovery, net of future production and development costs	3,629	3,982	1,110
- asset retirement	(6,964)	(4,000)	(6,222)
- future development costs	3,558	4,682	6,584
- revisions of quantity estimates	383	(2,995)	5,835
- accretion of discount	9,489	7,968	10,538
- net change in income taxes	3,060	(17,916)	21,359
- purchase of reserves in-place	10	3,521	476
- sale of reserves in-place	(1,252)		25
- changes in productions rates (timing) and other	(6,395)	513	4,646
Net change for the year	(12,124)	9,775	(21,550)
Standardized measure of discounted future net cash flows consolidated	43,227	53,002	31,452
Standardized measure of discounted future net cash flows equity-accounted entities	354	891	38

Contents

ENI FACT BOOK / ENERGY CONVERSION TABLE

Energy conversion table

Oil
(average reference density 32.35 °API, relative density 0.8636)
1 barrel	(bbl)	158.987	l oil (a)	0.159	m3 oil	162.602	m3 gas			5,742	ft3 gas
						5,800,000	btu
1 barrel/d	(bbl/d)	~50	t/y
1 cubic meter	(m3)	1,000	l oil	6.29	bbl	1,033	m3 gas			36,481	ft3 gas
1 tonne oil equivalent	(toe)	1,160.49	l oil	7.299	bbl	1.161	m3 oil	1,187	m3 gas	41,911	ft3 gas

Gas
1 cubic meter	(m3)	0.976	l oil	0.00615	bbl	35,314.67	btu			35.315	ft3 gas
1,000 cubic feet	(ft3)	27.637	l oil	0.1742	bbl	1,000,000	btu	27.317	m3 gas	0.02386	toe
1,000,000 British thermal unit	(btu)	27.4	l oil	0.17	bbl	0.027	m3 oil	28.3	m3 gas	1,000	ft3 gas
1 tonne LNG	(tLNG)	1.2	toe	8.9	bbl	52,000,000	btu			52,000	ft3 gas

Electricity

1 megawatthour=1,000 kWh	(MWh)	93.532	l oil	0.5883	bbl	0.0955	m3 oil	96.621	m3 gas	3,412.14	ft3 gas
1 teraJoule	(TJ)	25,981.45	l oil	163.42	bbl	25.9814	m3 oil	26,839.46	m3 gas	947,826.7	ft3 gas
1,000,000 kilocalories	(kcal)	108.8	l oil	0.68	bbl	0.109	m3 oil	112.4	m3 gas	3,968.3	ft3 gas

(a)	l oil: liters of oil.

Conversion of mass
	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1
Conversion of length
	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1
Conversion of volumes
	cubic foot (ft3)	barrel (bbl)	liter (l)	cubic meter (m3)
ft3	1	0	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m3	35.3107	6.2898	10[3]	1

ABBREVIATIONS		EPC	Engineering Procurement Construction	km	kilometers
		EPIC	Engineering Procurement Installation	ktonnes	thousand tonnes
/d	per day		Construction	mmbbl	million barrels
/y	per year	FPSO	Floating Production Storage and	mmboe	million barrels of oil equivalent
bbbl	billion barrels		Offloading	mmcf	million cubic feet
bbls	barrels	FSO	Floating Storage and Offloading	mmtonnes	million tonnes
bboe	billion barrels of oil equivalent	GWh	gigawatthour	No.	number
bcf	billion cubic feet	LNG	liquefied natural gas	NGL	Natural Gas Liquids
bcm	billion cubic meters	LPG	liquefied petroleum gas	PSA	Production Sharing Agreement
bln liters	billion liters	kbbl	thousand barrels	TWh	terawatthour
boe	barrels of oil equivalent	kboe	thousand barrels of oil equivalent

Contents

Quarterly information

Main financial data (a)
(million euro)	2005	2006

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Net sales from operations	17,445	16,656	18,121	21,506	73,728	23,584	20,739	20,366	21,416	86,105
Operating income:	4,450	3,711	4,270	4,396	16,827	5,595	4,947	4,828	3,957	19,327
Exploration & Production	2,567	2,776	3,682	3,567	12,592	4,303	4,095	4,041	3,141	15,580
Gas & Power	1,563	592	525	641	3,321	1,199	708	592	1,303	3,802
Refining & Marketing	269	596	663	329	1,857	89	366	250	(386)	319
Petrochemicals	158	58	(51)	37	202	39	30	31	72	172
Engineering & Construction	65	53	60	129	307	83	128	145	149	505
Other activities	(62)	(197)	(378)	(297)	(934)	(65)	(151)	(185)	(221)	(622)
Corporate and financial companies	(53)	(158)	(125)	(41)	(377)	(51)	(91)	(65)	(89)	(296)
Unrealized profit intragroup elimination	(57)	(9)	(106)	31	(141)	(2)	(138)	19	(12)	(133)
Net income	2,445	1,898	2,340	2,105	8,788	2,974	2,301	2,422	1,520	9,217
Capital expenditures	1,474	1,732	1,744	2,464	7,414	1,340	1,714	1,835	2,944	7,833
Investments	23	25	13	85	146	19	38	19	19	95
Net borrowings at period end	8,022	9,411	6,354	10,475	10,475	6,291	6,394	3,850	6,767	6,767
(million euro)	2007	2008

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Net sales from operations	21,913	19,754	20,190	25,399	87,256	28,313	27,109	28,161	24,835	108,418
Operating income:	5,105	4,218	4,379	5,166	18,868	6,178	5,723	6,276	464	18,641
Exploration & Production	3,132	3,418	3,309	3,929	13,788	4,339	4,719	5,252	2,105	16,415
Gas & Power	1,641	465	590	1,431	4,127	1,652	632	700	949	3,933
Refining & Marketing	(10)	430	282	27	729	232	615	375	(2,245)	(1,023)
Petrochemicals	115	96	5	(142)	74	(32)	(240)	(78)	(472)	(822)
Engineering & Construction	176	214	211	236	837	214	253	276	302	1,045
Other activities	(16)	(215)	(51)	(162)	(444)	(47)	(94)	(52)	(153)	(346)
Corporate and financial companies	(38)	(61)	(23)	(95)	(217)	(78)	(34)	(251)	(323)	(686)
Unrealized profit intragroup elimination	105	(129)	56	(58)	(26)	(102)	(128)	54	301	125
Net income	2,588	2,267	2,146	3,010	10,011	3,321	3,437	2,941	(874)	8,825
Capital expenditure	2,013	2,244	2,679	3,657	10,593	3,118	3,641	3,112	4,691	14,562
Investments	10	4,925	3,776	1,198	9,909	1,784	165	127	2,229	4,305
Net borrowings at period end	3,852	9,122	11,430	16,327	16,327	15,591	16,565	17,823	18,376	18,376

(a)	Quarterly data are unaudited.
Key market indicator
2005	2006

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (a)	47.50	51.59	61.54	56.90	54.38	61.75	69.62	69.49	59.68	65.14
Average EUR/USD exchange rate	1.311	1.260	1.220	1.189	1.244	1.202	1.256	1.274	1.290	1.256
Average price in euro of Brent dated crude oil (b)	36.23	40.94	50.44	47.86	43.71	51.37	55.43	54.55	46.26	51.86
Average European refining margins (c)	4.26	6.78	7.02	5.05	5.78	2.95	5.77	4.27	2.18	3.79
Euribor %	2.1	2.1	2.1	2.3	2.2	2.6	2.9	3.2	3.6	3.1
2007	2008

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (a)	57.75	68.76	74.87	88.70	72.52	96.90	121.38	114.78	54.91	96.99
Average EUR/USD exchange rate	1.310	1.348	1.375	1.449	1.371	1.500	1.562	1.504	1.317	1.471
Average price in euro of Brent dated crude oil (b)	44.08	51.01	54.45	61.21	52.90	64.6	77.71	76.32	41.69	65.93
Average European refining margins (b)	3.06	6.90	4.04	4.07	4.52	3.81	8.04	6.37	7.72	6.49
Euribor %	3.8	4.1	4.5	4.7	4.3	4.5	4.9	5.0	4.2	4.6

(a)	In USD/barrel. Source: Platt’s Oilgram.
(b)	Eni calculation.
(c)	In US dollars per barrel FOB Mediterranean Brent crude. From 1995 lead-free gasoline. Eni elaborations on Platt’s Oilgram data.

Contents
Main operating data
2005	2006

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Production of oil (kbbls/d)	1,100	1,107	1,106	1,132	1,111	1,143	1,056	1,041	1,079	1,079
Production of natural gas (bcf)	98	100	99	110	102	111	113	109	117	114
Production of hydrocarbons (kboe/d)	1,703	1,725	1,715	1,806	1,737	1,827	1,748	1,709	1,796	1,770
Italy	265	268	256	254	261	247	237	235	232	238
North Africa	432	465	502	522	480	541	555	554	571	555
West Africa	327	326	347	372	343	382	368	365	372	372
North Sea	290	286	265	291	283	298	284	254	291	282
Rest of World	389	380	345	367	370	359	304	301	330	323
Production sold (mmboe)	148.0	153.4	152.5	161.0	614.9	160	154	152	159	625.1
Sales of natural gas to third parties (bcm)	24.55	15.65	13.95	22.93	77.08	26.20	16.11	14.97	22.35	79.63
Own consumption of natural gas (bcm)	1.25	1.34	1.48	1.47	5.54	1.47	1.61	1.50	1.55	6.13
Sales to third parties and own consumption (bcm)	25.80	16.99	15.43	24.40	82.62	27.67	17.72	16.47	23.90	85.76
Sales of natural gas of Eni’s affiliates (net to Eni) (bcm)	2.27	1.53	1.23	2.05	7.08	2.41	1.65	1.62	1.97	7.65
Total sales and own consumption of natural gas (bcm)	28.07	18.52	16.66	26.45	89.70	30.08	19.37	18.09	25.87	93.41
Volumes transported on behalf of third parties in Italy (bcm)	8.34	7.99	6.59	7.30	30.22	8.77	7.72	6.93	7.48	30.90
Electricity sales (TWh)	6.10	6.67	7.21	7.58	27.56	7.73	7.66	7.85	7.79	31.03
Sales of refined products (mmtonnes):	12.30	12.51	13.16	13.66	51.63	12.32	12.55	13.09	13.17	51.13
Retail sales in Italy	2.52	2.70	2.63	2.20	10.05	2.06	2.20	2.24	2.16	8.66
Wholesale sales in Italy	2.94	2.95	2.98	3.24	12.11	2.94	2.90	2.97	2.93	11.74
Retail sales outside Italy:	0.83	0.94	0.99	0.91	3.67	0.87	0.95	1.03	0.97	3.82
- Rest of Europe	0.83	0.94	0.99	0.91	3.67	0.87	0.95	1.03	0.97	3.82
Wholesale sales outside Italy	1.10	1.06	1.14	1.20	4.50	1.13	1.15	1.17	1.15	4.60
Other sales	4.91	4.86	5.42	6.11	21.30	5.32	5.35	5.68	5.96	22.31

2007	2008

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Production of oil (kbbls/d)	1,030	1,026	975	1,048	1,020	1,796	1,772	1,764	1,854	1,797
Production of natural gas (bcf)	115	116	111	125	117	128	126	122	126	126
Production of hydrocarbons (kboe/d)	1,734	1,736	1,659	1,815	1,736	1,012	998	1,015	1,079	1,026
Italy	223	215	204	207	212	206	204	196	190	199
North Africa	566	599	568	641	594	626	652	666	635	645
West Africa	337	333	324	316	327	325	305	352	356	335
North Sea	287	264	213	279	261	236	249	217	244	237
Rest of World	321	325	350	372	342	403	362	333	429	382
Production sold (mmboe)	150	152	147.0	162.1	611.4	157.0	156.9	154.4	163.2	631.5
Sales of natural gas to third parties (bcm)	23.41	16.31	15.49	23.54	78.75	26.66	18.99	16.78	27.26	89.69
Own consumption of natural gas (bcm)	1.39	1.48	1.62	1.59	6.08	1.62	1.33	1.42	1.26	5.63
Sales to third parties and own consumption (bcm)	24.80	17.79	17.11	25.13	84.83	28.28	20.32	18.20	28.52	95.32
Sales of natural gas of Eni’s affiliates (net to Eni) (bcm)	2.27	1.77	1.96	2.74	8.74	2.63	1.84	1.97	2.47	8.91
Total sales and own consumption of natural gas (bcm)	27.07	19.56	19.07	27.87	93.57	30.91	22.16	20.17	30.99	104.23
Volumes transported on behalf of third parties in Italy (bcm)	7.96	7.22	6.38	9.33	30.89	9.95	8.15	6.63	9.11	33.84
Electricity sales (TWh)	7.38	8.86	8.67	8.28	33.19	8.16	7.21	7.62	6.94	29.93
Sales of refined products (mmtonnes):	12.34	12.02	11.90	13.88	50.14	11.60	11.96	15.01	12.11	50.68
Retail sales in Italy	1.98	2.19	2.25	2.19	8.61	2.06	2.18	2.28	2.29	8.81
Wholesale sales in Italy	2.61	2.66	2.85	2.97	11.09	2.56	2.80	2.90	2.89	11.15
Retail sales outside Italy:	0.90	0.99	1.05	1.09	4.03	1.00	1.03	1.06	0.77	3.86
- Rest of Europe	0.90	0.99	1.05	1.09	4.03	1.00	1.03	1.06	0.77	3.86
Wholesale sales outside Italy	1.18	1.16	1.28	1.34	4.96	1.34	1.48	1.43	1.13	5.38
Other sales	5.67	5.02	4.47	6.29	21.45	4.64	4.47	7.34	5.03	21.48

Contents
Investor Relations Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan) Tel. +39-0252051651 - Fax +39-0252031929 e-mail: investor.relations@eni.it eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2008:
euro 4,005,358,876 fully paid
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Publications
Financial Statement pursuant to rule 154-ter paragraph 1
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Annual Report
Annual Report on Form 20-F
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Sustainability Report (in Italian and English)
Fact Book (in Italian and English)
Eni in 2008 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

Internet Home page: www.eni.it
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ADRs/Depositary
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Contents

Contents

Contents

Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction
The Exploration & Production division (E&P) includes oil and natural gas exploration, development and production mainly in Italy, North and West Africa, the North Sea, the Gulf of Mexico, Latin America, Australia and in high potential areas such as the Caspian Sea, the Middle and Far East, India, Russia and Alaska.	The Gas & Power Division (G&P) engages in the supply, regasification, transport, storage, distribution and marketing of natural gas and in power generation mainly in Europe, leveraging on a unique integrated business model.	The Refining & Marketing Division (R&M) engages in refining and marketing of petroleum products mainly in Europe. Through R&M, Eni is the main operator in refining in Italy and is the market leader in product distribution in Italy.	The Engineering & Construction Division (E&C) engages in the execution of large offshore projects for the oil industry, mainly sub-sea pipeline laying and construction of production platform, drilling services and project engineering, procurement and commissioning of plants for the oil and gas and petrochemical industries.
euro 8.0 billion Adjusted net profit euro 12.2 billion Capital expenditures and acquisitions 1,797 kboe/d Hydrocarbon production 6,600 mmboe Proved hydrocarbon reserves 11,194 Employees as of Dec. 31	euro 2.7 billion Adjusted net profit euro 3.3 billion Capital expenditures and acquisitions 104.23 bcm Worldwide gas sales 29.93 TWh Electricity sold 11,389 Employees as of Dec. 31	euro 0.5 billion
Adjusted net profit

euro 1.0 billion
Capital expenditures and acquisitions

35.84 mmtonnes
Refining throughputs on own account

12.67 mmtonnes
Retail sales in Europe

8,327
Employees as of Dec. 31

euro 0.8 billion Adjusted net profit euro 2.0 billion Capital expenditures and acquisitions euro 13.9 billion Orders acquired euro 19.11 billion Order backlog at year end 35,629 Employees as of Dec. 31

Contents

Countries of Activity

- Exploration & Production
- Gas & Power
- Refining & Marketing
- Petrochemicals
- Engineering & Construction

Europe
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom

Africa
Algeria, Angola, Cameroon, Congo, Egypt, Gabon, Libya, Mali, Morocco, Mozambique, Nigeria, Tunisia

Asia and Oceania
Australia, Azerbaijan, China, the United Arab Emirates, India, Indonesia, Iran, Kazakhstan, Kuwait, Malaysia, Oman, Pakistan, Papua-New Guinea, Qatar, Singapore, Thailand, East Timor, Turkmenistan, Russia, Ukraine, Yemen, Saudi Arabia

Americas
Argentina, Brazil, Canada, Colombia, Ecuador, Mexico, Peru, Dominican Republic, Trinidad & Tobago, the United States, Venezuela

2 6 12 22 30 38 42 50 51 54 56 65 70 75

"Eni in 2008" report comprises an extract of the description of the business, the management’s discussion and analysis of financial condition and results of operations and certain other company information from Eni’s Annual Report for the year ended December 31, 2008. It does not contain sufficient information to allow as full an understanding of financial results, operating performances and business developments of Eni as Eni 2008 Annual Report. It is not deemed to be filed or submitted with any Italian or U.S. market or other regulatory authorities.
You may obtain a copy of "Eni in 2008" and "Eni 2008 Annual Report" on request, free of charge (see the request form on Eni’s web site – www.eni.it – under the section "Publications").
"Eni in 2008" and "Eni 2008 Annual Report" may be downloaded from Eni’s web site under the section "Publications".

All financial data presented in this report is based on consolidated financial statements prepared in accordance with IFRS.
For definitions of certain financial and operating terms see "Frequently used terms" section, on page 65.

This report contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.

Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

As Eni shares, in the form of ADRs, are listed on the New York Stock Exchange (NYSE), an annual report on Form 20-F will be filed with the U.S. Securities and Exchange Commission in accordance with the U.S. Securities Exchange Act of 1934.
When filed, hard copies may be obtained free of charge (see the request form on Eni’s web site – www.eni.it – under the section "Publications"). Eni discloses on its Annual Report on form 20-F significant ways in which its corporate governance practices differ from those mandated for U.S. companies under NYSE listing standards.
The term "shareholder" in this report means, unless the context otherwise requires, investors in the equity capital of Eni SpA, both direct and/or indirect.

Eni shares are traded on the Italian Stock Exchange (Mercato Telematico Azionario) and on the New York Stock Exchange (NYSE) under the ticker symbol "E".

Contents

2008 was an excellent year for Eni, both operationally and financially.
Despite deteriorating market conditions over the last four months of the year, we delivered on our targets, leveraging on the resilience of our business portfolio to achieve sector-leading growth and distribute euro 5.7 billion to our shareholders.
In 2008 we acquired Distrigas, gaining a strategic position in Belgium, a key country in the European gas market due to its geographic location and its high level of interconnectivity with the Centre-North European transit gas networks.
Finally, in 2008 Eni was recognized as the world’s most sustainable company in the oil and gas sector among the companies included in the Dow Jones Sustainability Index.
Even in the current context of uncertain and volatile energy markets, we confirm our strategy of superior production growth and leadership in the European gas market. We will continue to invest in our long-term growth while maintaining a strong financial position and rewarding our shareholders with a dividend yield among the highest in our sector.

FINANCIAL PERFORMANCE
Eni’s 2008 net profit was euro 8.8 billion. Adjusted net profit was euro 10.2 billion, an increase of 7.7% compared to 2007, as a result of the stronger operating performance, partly offset by a higher tax rate. Return on average capital employed was 17.6%.
Record net cash generated from operating activities of euro 21.8 billion financed euro 18.9 billion of investments. Of this, euro 14.6 billion was dedicated to organic growth projects, including exploration, and euro 4.3 billion to acquisitions. Our net debt to equity ratio at year end was 38%.
The results achieved in 2008 enable us to propose to the Annual General Shareholders Meeting a dividend of euro 1.30 per share, of which euro 0.65 was paid as an interim dividend in September 2008. This is in line with our 2007 dividend.

SUSTAINING GROWTH AND SHAREHOLDER RETURNS
Our strategic direction has not changed and growth continues to be our main priority. We will achieve our short and long-term growth targets through the development of our portfolio of quality projects and by strengthening our leadership in the European gas market.

Over the next four years, we will invest euro 48.8 billion, slightly less than in the 2008-2011 plan.
The projected free cash flow will allow us to maintain a dividend yield amongst the highest in the sector.

In Exploration & Production, we achieved an adjusted net profit of euro 8 billion, up 23.4% compared to 2007, driven by production growth and improved mix in a favorable oil price environment. This was partially offset by the appreciation of the euro against the dollar and higher operating costs and amortization charges.
Oil and gas production totaled 1,797 kboe/d, up 3.5% from 2007 with an average Brent oil price of 97 $/bl (33.7% higher than 2007). Our production growth was the highest in our peer group. Furthermore, excluding the effect of higher prices on PSA contracts, we would have increased production by 5.6%.
We achieved an all sources reserve replacement ratio of 135%, resulting in a reserve life index of 10 years at December 31, 2008 (in line with 2007). Over the course of the year, our exploration activities led to the discovery of more than 1 billion boe.
On October 31, 2008, Eni and its partners in the North Caspian Sea PSA consortium signed the final agreement with the Kazakh authorities, implementing the new contractual and governance framework of the Kashagan project. In the new operating model Eni, with a reduced stake of 16.81%, is confirmed as the operator of phase one of the project (the Experimental Program) and will retain operatorship of the onshore operations of phase 2 of the development plan.
On November 21, 2008, Eni closed the acquisition of First Calgary Petroleum Ltd, an oil and gas company with exploration and development activities in Algeria.
In the E&P division our strategy of delivering production growth is focused on conventional activities and on high quality assets, located largely in three low cost areas (Africa, OECD Countries and Central Asia/Russia), where we develop giant projects with scale benefits.
We target an average annual production increase of 3.5% in the 2009-2012 plan and expect to maintain robust production growth of 3% a year in the following three years to 2015. In 2009, hydrocarbon production will exceed 1.8 million boe/d, based on a $43 per barrel Brent price scenario. In 2012, production will exceed 2.05 million boe/d based on a 55 $/bl price scenario.

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ENI IN 2008 LETTER TO SHAREHOLDERS

In the next four years, more than 0.5 million boe/d of new production will come on stream, 85% of which is related to projects which will be profitable even with an oil price scenario below $45 per barrel.
This growth strategy is based on organic development plans carried out with a reserve replacement ratio of 130%.

In Gas & Power, we consolidated our leading position in Europe and generated euro 1.9 billion of free cash flow, confirming the stability of the division’s cash generation. Gas sales reached 104 billion cubic meters, an increase of 5.3% (up 5.27 bcm) compared to 2007, mainly reflecting the contribution of the acquisition of Distrigas.
Adjusted net profit for the year decreased by 9.7% to euro 2.65 billion, largely due to a weaker operating performance. This was caused by stronger competitive pressure, particularly impacting the Italian market in the fourth quarter, and was partly offset by the increase in international sales.
In October 2008, following the authorization from the European Commission, we closed the acquisition of the 57.243% majority stake in Distrigas SA from the French company Suez-Gaz de France. On December 30, 2008, Eni was granted authorization from the Belgian market authorities to execute a mandatory tender offer on the minorities of Distrigas.
Our strategy is to further strengthen our leadership in the European gas market, where we hold a unique competitive position, thanks to our large and diversified gas supply portfolio and our direct access to a vast infrastructure system and customer base. We will grow our international gas sales by an average of 7% a year, reaching total gas sales of 124 billion cubic meters by 2012 despite our reduced forecast for gas demand growth in Europe.

In Refining & Marketing we reported an adjusted net profit of euro 510 million. This was 59.9% higher than in 2007 due to a better operating performance and higher profits of equity-accounted entities, partly offset by increased income taxes. This result reflects higher margins in both refining and marketing.
Marketing activities in Italy reported higher operating results due to a recovery in selling margins and an increased market share in retail as a result of effective marketing campaigns.
Our strategy in R&M focuses on the selective strengthening of our refining system, the improvement of quality standards in our marketing activities, and the widespread increase in operating efficiency. Overall, we target a euro 400 million EBIT increase by 2012, excluding scenario effects. In refining, we will increase our conversion index to 65% and achieve a middle distillate yield of 45%, more than double the yield in gasoline. Three new hydrocrackers will come on stream in 2009 in the Sannazzaro, Taranto and Bayern Oil refineries. In marketing, we target an Italian market share increase to 32% through loyalty programmes and enhanced non-oil services. Abroad, we will focus on three countries: Germany, Switzerland and Austria, where we enjoy significant advantages in terms of supply, logistics and brand awareness.

In Engineering & Construction, we reported an improved adjusted net profit of euro 784 million (19.1% higher than in 2007) thanks to a better operating performance driven by high efficiency and favorable market conditions. Saipem is completing the expansion of its world-class fleet of construction and drilling vessels, consolidating its leading position in the project management, engineering and construction activities within the oilfield services industry.

In Petrochemicals we reported a loss at both operating and net profit levels (euro -375 million and euro -306 million respectively) due to the high costs of oil-based feedstock in the first three quarters of the year and a steep decline in demand in the last quarter. Our target is to preserve profitability even in an unfavorable scenario. We will improve efficiency, especially in our steam crackers, and selectively invest in areas where we have a competitive advantage (styrenics and elastomers), also leveraging on our proprietary technologies.
The efficiency programme launched in 2006 delivered almost 1 billion in cost reductions by the end of 2008. We target another euro 1 billion of cost reductions by 2012, bringing overall savings to around euro 2 billion by 2012, in real terms versus the 2005 baseline.
Furthermore, on February 12, 2009, we announced the restructuring of our regulated businesses in Italy, with the sale of our gas distribution and storage regulated activities to Snam Rete Gas. This deal will create one of the major European operators in the regulated gas business and will enable us to extract significant synergies and unlock the value of these assets for our shareholders.

SUSTAINABLE DEVELOPMENT
We are very proud of having been selected as the leading oil and gas company in the Dow Jones Sustainability Index.
We will strive to improve the sustainability of our activities through our commitment to: research and innovation, the development of local communities, the protection of the environment and the endorsement of higher health and safety standards. In conducting operations and in our relations with partners we uphold the protection and promotion of Human Rights.

Eni confirms its commitment to Research and Innovation. We will focus on developing innovative technologies supporting our core businesses, leveraging on the industrial application of our proprietary technologies, and on expanding our activities in renewables, also thanks to cooperation agreements with primary academic and technology institutions.

People are our most important asset. In managing Human resources, we are committed to implementing programs to improve leadership skills, increase knowledge and promote international development.
In conclusion, 2008 was another good year for Eni. The industry is undoubtedly facing uncertain times, but we are well-placed to continue to deliver value to our shareholders, both in the short and the long term.

March 13, 2009

In representation of the Board of Directors

Chairman	Chief Executive Officer

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FINANCIAL HIGHLIGHTS	2006	2007	2008
(million euro, unless otherwise specified)
Net sales from operations		86,105	87,256	108,148
Operating profit		19,327	18,868	18,641
Adjusted operating profit		20,490	18,986	21,793
Net profit pertaining to Eni		9,217	10,011	8,825
Adjusted net profit attributable to Eni		10,412	9,470	10,201
Net cash provided by operating activities		17,001	15,517	21,801
Capital and exploration expenditures		7,833	10,593	14,562
Acquisitions		95	9,909	4,305
Cash dividends to Eni shareholders		4,610	4,583	4,910
Research and development costs		222	208	217
Total assets at year end		88,312	101,560	116,590
Debts and bonds at year end		11,699	19,830	20,865
Shareholders’ equity including minority interests at year end		41,199	42,867	48,510
Net borrowings at year end		6,767	16,327	18,376
Net capital employed at year end		47,966	59,194	66,886
Return On Average Capital Employed (ROACE):
- reported	(%)	20.3	20.5	15.7
- adjusted	(%)	22.7	19.3	17.6
Leverage		0.16	0.38	0.38

ENI AT A GLANCE
  Our Gas & Power business being a utility-like business is able to generate steady earnings and cash flows, which have proven to be very resilient through the commodity price cycles. The impact of the current economic slowdown on gas sales is mitigated by the Company’s strengthened leadership on the European gas market on the back of the Distrigas acquisition and the cash generation of the regulated businesses;
  Our Refining and Marketing business has a size that is comparatively smaller than our peer group. This represents an advantage during an economic downturn. We will leverage on our refining capabilities and focused presence in Italy and selected European markets to improve the profitability of the business.

In addition, our strong presence in the engineering and oilfield services business provides the Company with the necessary competence and expertise, coupled with access to engineering skills and technologies, to design and execute world scale projects, representing a key element supporting Eni growth and innovation plans.

BUSINESS PORTFOLIO
Eni is a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas.
The Company is ideally positioned to cope with industry challenges and the current economic downturn thanks to the resiliency of its business portfolio. We have three major businesses:
  Our Exploration & Production business is well placed to withstand the low price environment due to its ability to deliver profitable growth with industry leading costs. This reflects the business’s competitive advantages in terms of high exposure to low cost, fast growing areas, giant projects and conventional resources, as well as integration with our Gas & Power operations. In the last couple of years, we have made a number of synergic acquisitions that have strengthened our competitive profile in our core areas;

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ENI IN 2008 PROFILE OF THE YEAR

This business profile is excellent, underpinned by the Company’s diversity and operating and capital efficiency. The large cash-generative gas downstream business is unique among oil majors,	acting as an earnings stabilizer through the commodity cycles, thus counterbalancing the higher volatility of the upstream business.

VOLUME SUMMARY	2006	2007	2008
Exploration & Production
Estimated net proved reserves of hydrocarbons (at period end)	(mmboe)	6,436	6,370	6,600
- Liquids	(mmbbl)	3,481	3,219	3,335
- Natural gas	(bcf)	16,965	18,090	18,748
Average reserve life index	(year)	10.0	10.0	10.0
Production of hydrocarbons	(kboe/d)	1,770	1,736	1,797
- Liquids	(kbbl/d)	1,079	1,020	1,026
- Natural gas	(mmcf/d)	3,964	4,114	4,424
Gas & Power
Worldwide gas sales	(bcm)	98.10	98.96	104.23
- of which E&P sales (a)	(bcm)	4.69	5.39	6.00
LNG sales	(bcm)	9.9	11.7	12.0
Customers in Italy	(million)	6.54	6.61	6.63
Gas volumes transported in Italy	(bcm)	87.99	83.28	85.64
Electricity sold	(TWh)	31.03	33.19	29.93
Refining & Marketing
Refining throughputs on own account	(mmtonnes)	38.04	37.15	35.84
Conversion index	(%)	57	56	58
Balanced capacity of refineries	(kbbl/d)	711	748	737
Retail sales of petroleum products in Europe	(mmtonnes)	12.48	12.65	12.67
Service stations in Europe at period end	(units)	6,294	6,441	5,956
Average throughput of service stations in Europe	(kliters)	2,470	2,486	2,389
Engineering & Construction
Orders acquired	(million euro)	11,172	11,845	13,860
Order backlog at period end	(million euro)	13,191	15,390	19,105
Employees at period end	(units)	73,572	75,862	78,880

(a)	E&P sales include volumes marketed by the Exploration & Production division in Europe (4.07, 3.59 and 3.36 bcm in 2006, 2007 and 2008, respectively) and in the Gulf of Mexico (0.62, 1.8 and 2.64 bcm in 2006, 2007 and 2008, respectively).

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ENI IN 2008 PROFILE OF THE YEAR

STRATEGY
In spite of the current downturn and volatile and uncertain energy markets, our strategic direction has remained unchanged.
Eni’s priorities continue being the delivery of industry-leading growth and the creation of sustainable long-term shareholders’ value. We have retained a stable approach in managing our businesses, which is consistent with their long-term nature. Our investment decisions have always been made assuming a conservative oil-price deck in the region of 50-60 US$ per barrel. This explains why our strategy is resilient even in the current challenging environment.

Eni’s strategy is consistent with the above-mentioned priorities and is based on the following pillars:
- Select the best capital and investment opportunities.
- Pursue capital and operating efficiency.
- Preserve a solid capital structure.
- Manage risks.
- Leverage research and innovation.
- Apply the highest principles of business conduct.
- Promote the sustainability of the business model.

Select the best capital and investment opportunities
The achievement of Eni’s growth targets is supported by a disciplined and selective approach when making investment decisions. Once an investment opportunity has been identified, it is carefully assessed based on our medium and long-tem scenario for the macroeconomic environment and commodity prices that has never deviated from what we see as long-term equilibrium prices. This scenario reflects our management’s view of the fundamentals underlying the expected trends for oil and products prices. The company selects and executes capital projects able to generate attractive returns and deliver shareholders value. The same approach applies when acquiring an asset or a corporation. Acquisitions undergo a rigorous appraisal process to test whether a deal is accretive to shareholders’ value and the strategic rationale i.e. fits with our existing asset portfolio. In 2008 we spent some euro 4.3 billion to capture upstream and downstream gas opportunities to strengthen our market leadership in Europe and our competitive position in upstream legacy areas.

Pursue capital and operating efficiency
Eni is committed to pursuing high levels of operating and capital efficiency. We attain this by applying industry best practices and effective management systems to all of our operations, building on core competencies and continuously updating and improving internal processes, as in the case of energy-efficiency initiatives at our industrial plants and the achievement of standards of operational excellence in our upstream business. We have stepped up efforts to streamline our organization by reducing decision-making levels and centralizing responsibilities over business supporting processes to reap economies of scale resulting in significant savings due to our procurement and ICT optimization and rationalization. Integration across our businesses enables Eni to both pursue joint opportunities in the marketplace and achieve synergies from the vertical and physical integration of our facilities, so as to maximize value and returns from our assets. We improve our profitability by implementing cost control initiatives, enhancing product margins by promoting customer-oriented business policies and reducing the cost-to-serve, also leveraging long-standing relationship with key suppliers and partners to obtain competitive contractual conditions.

Preserve a solid financial structure
Eni intends to preserve a solid capital structure targeting an optimal mix between net borrowings and shareholders’ equity, while at the same time, continuing to invest to fuel profitable growth and rewarding investors with superior dividend yields. Eni has been assigned high credit ratings by Standard & Poor’s (A-A) and Moody’s (Aa2) reflecting Eni’s ability to generate strong operating cash flows also in a low oil price environment, disciplined approach to investments, capital efficiency and business strategy. As part of our financial framework, we retain a sufficient degree of financial flexibility to pursue investment opportunities in the marketplace.

Manage risks
Eni has developed internal policies and guidelines aiming at effectively identifying, assessing and managing risks in order to minimize their impact on the Company’s value. Our primary sources of risk are the nature and scope of our operations, the trading environment and the geographic diversity of the business. Firstly, we have adopted proven management systems to achieve the highest operating standards to preserve the environment and protect health and safety of our workers, third parties and the communities involved by our activity, ensuring at the same time compliance with all applicable laws and regulations.
Our integrated HSE management system encompasses a full cycle of planning, executing, controlling and evaluating HSE performances of our operations so as to foster a continuing learning process to minimize risks. Secondly, we manage risks deriving from the trading environment, including risks from the exposure to movements in commodity prices, interest rates and foreign currency exchange rates, in a way to achieve a tolerable level of exposure to potential losses in earnings or assets value in accordance with our conservative financial policies. During the credit crunch, we have adopted additional measures and contingency plans to mitigate risks to the Group liquidity and counterparty’s risks. Finally, due to the scale and reach of our Company, we are exposed to unfavorable socio-political developments in many of our countries of operations. While we acknowledge that certain risks are unavoidable, we are deeply convinced that establishing constructive relationships with host countries’ institutions, representatives and communities is the best way to uphold profitable operations.

Leverage research and innovation
Meeting global energy needs requires us to develop new technologies designed to create sustainable competitive advantages. We have consistently invested significant amounts of resources in excess of euro 0.2 billion per year for many years to date and we plan to step up our R&D efforts in the future by investing approximately euro 1 billion in the next four years.
We have successfully developed incremental innovations supporting our businesses’ competitive positions, while at the same time we have continued to make progress on our

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ENI IN 2008 PROFILE OF THE YEAR

potentially break-trough technologies intended to monetize massive worldwide availability of stranded gas, and high-sulphur content and non-conventional crude oils.
Over a long-term perspective, we believe that our commitment in the fields of solar energy, reduction of GHG emissions and bio-fuels could potentially result in huge rewards for the company.

Apply the highest principles of business conduct
The company has long recognized and upheld high business standards in managing the Group’s activity on the belief that they are an essential prerequisite for success. These standards are set in our Code of Ethics which is designed to provide all Eni employees with guidelines for appropriate business conduct.
Corporate governance, business integrity, honesty, accountability, internal control and respect for human rights are the standards underpinning Eni’s global reputation and ability to create shareholders’ value.

Promote the sustainability of the business model
Sustainable development is at the heart of Eni’s priorities. We wish to make a positive contribution to social and economic development wherever we operate, strengthen the value of our intangible assets and keep the trust of our stakeholders. To attain all these things, we have integrated sustainability targets and actions into our management, planning and development processes.
We are committed to empowering our people, preserving the environment, running our operations in a safe and reliable manner, respecting human rights, contributing to local development and increasing expenditures in research and innovation. On the back of our strong performance in every field of sustainability, we have been selected as the leading oil and gas company in the Dow Jones Sustainability Index.

RESULTS AND TARGETS
In recent years, we have delivered strongly on our strategy, creating value to our shareholders and growing our Company.
We have increased our oil and gas production at an average rate of approximately 3% over the last five years to achieve 1.8 mmbbl per day in 2008, outperforming the major oil companies.
Our gas sales have grown at a 6% rate in the same period topping the 100 bcm mark in 2008 and confirming Eni as the market leader in Europe. Over the last five years, we have returned more than euro 25 billion to our shareholders through dividends and repurchase of own shares.
Of that, approximately 85% has been distributed to shareholders via dividends. Unit dividends have been increased on average by 12% per annum over the period, while total shareholders’ return amounted to 10.4% on average, better than the worldwide stockmarket benchmark S&P500.

In the last five years, we have invested approximately euro 48 billion in capital and exploratory projects in order to fuel organic growth and a further euro 14 billion have been deployed to capture opportunities in the marketplace by closing a number of acquisitions that strengthened our competitive position in our core upstream areas and in the European gas market.
Our capital structure is solid with a ratio of net borrowings to total equity at 0.38 thanks to our impressive cash flow generation, totaling euro 82 billion; a further euro 4.45 billion has been collected by divesting non strategic assets.
Looking forward, over the next four years, we plan to invest euro 48.8 billion in our businesses to support continued organic growth, also beyond 2012.

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In spite of ongoing uncertainties in the energy markets, our investment program remains broadly unchanged with respect to the previous industrial plan for the following reasons:
(i) adoption of prudent price assumptions when making investment decisions;
(ii) a high-quality portfolio with a low break-even price;
(iii) expectations for a decrease in oilfield service rates and purchase costs of materials and support equipment as a consequence of the current economic downturn;
(iv) high exposure to regulated activities in the Italian gas sector which bear preset rates of return. Additionally, a significant portion equaling to approximately 50% of Eni’s capital plan has yet to be committed which ensures the Company a high degree of flexibility in terms of capacity to reschedule capital expenditures should market conditions further deteriorate.

We target an average annual production increase of 3.5% in the 2009-2012 period and expect to maintain robust production growth with an annual growth rate of 3% a year in the following three years to 2015. In 2012 our production will exceed 2.05 mmboe/d based on a 55 US$ per barrel price scenario.
In our Gas & Power division, we will grow our international gas sales by an average of 7% a year, enabling us to achieve total gas sales of 124 bcm by 2012, despite our reduced forecast for gas demand growth in Europe.
The ability to generate robust cash flow from operations will enable Eni to finance its capital expenditure plans and to sustain the distribution of dividends to shareholders, while maintaining a solid balance sheet. Specifically, we expect that the projected free cash flow will allow us to ensure our shareholders a dividend yield amongst the highest in the sector.
Finally, the efficiency program launched in 2006 delivered almost euro 1 billion in cost reductions by the end of 2008. We target another euro 1 billion of cost reductions by 2012, bringing overall savings to around euro 2 billion by 2012, in real terms versus the 2005 baseline.

KEY MEDIUM-TERM TARGETS ANNOUNCED TO INVESTORS
	2008	2012
E&P
Daily production	1.8 mmbbl/d	>2.05 mmbbl/d - c.a.g.r. 3.5% (Brent 55 $/bl at 2012)
Reserve replacement ratio	135%	130% on average in the next four-year period (at our long-term deck for Brent 57 $/bl)
G&P
Worldwide gas sales	104 bcm	124 bcm; c.a.g.r. 7% in international sales
EBITDA (a)	euro 19 billion in 2008-2011 period	euro 20 billion in 2009-2012 period
R&M
Refineries conversion index	57%	65%
Retail market share in Italy	30.6%	32%
EBIT	euro 566 million	+euro 400 million vs 2008, at a constant trading environment
Cash allocation
Capital expenditures	euro 49.8 billion in 2008-2011 period	euro 48.8 billion in 2009-2012 period
Dividend yield	7.6%	Among the highest in the industry
Efficiency program	~euro 1.5 billion savings expected by 2011	~euro 2 billion savings expected by 2012

(a)	Cumulated.

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ENI IN 2008 PROFILE OF THE YEAR

SHAREHOLDER INFORMATION	2006	2007	2008
Net profit pertaining to Eni:
- per share (a)	(euro)	2.49	2.73	2.43
- per ADR (b)	(US$)	6.26	7.49	7.15
Adjusted net profit pertaining to Eni:
- per share (a)	(euro)	2.81	2.58	2.80
- per ADR (b)	(US$)	7.07	7.07	8.24
Dividend:
- per share (c)	(euro)	1.25	1.30	1.30
- per ADR (b)	(US$)	3.14	3.56	3.82
Annual dividend per share growth	(%)	13.6	4.0	0
Pay-out	(%)	50	47	53
Dividend yield (d)	(%)	5.0	5.3	7.6
Total shareholder return (TSR)	(%)	14.8	3.2	(29.1)
Common stock purchases (gross)	(million euro)	1,241	680	778
Number of shares outstanding:
- at year end	(million of shares)	3,680.4	3,656.8	3,622.4
- average (fully diluted)	(million of shares)	3,701.3	3,669.2	3,638.9
Market capitalization (e)	(billion euro)	93.8	91.6	60.6
Market quotations for common stock on the Mercato Telematico Azionario (MTA - "Telematico")
High	(euro)	25.73	28.33	26.93
Low	(euro)	21.82	22.76	13.8
Average daily close	(euro)	23.83	25.10	21.43
Year-end close	(euro)	25.48	25.05	16.74
Market quotations for ADR on the New York Stock Exchange
High	(US$)	67.69	78.29	84.14
Low	(US$)	54.65	60.22	37.22
Average daily close	(US$)	59.97	68.80	63.38
Year-end close	(US$)	67.28	72.43	47.82
Average daily traded volumes	(million of shares)	26.2	30.5	28.7
Value of traded volumes	(million euro)	619.1	773.1	610.4

(a)	Ratio of net profit to the average number of shares outstanding in the year, assuming dilution. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.
(c)	Dividend per share pertaining to the year. This dividend is paid in two tranches. An interim dividend is paid in the same year, as approved by the Board; the balance to the full year dividend is paid in the following calendar year (after approval by the Annual Shareholders’ Meeting).
(d)	Ratio of dividend for the period to the average price of the Eni shares recorded on the Italian Stock Exchange in December.
(e)	Number of outstanding shares by reference price at year end.

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KEY PERFORMANCE INDICATORS	2006	2007	2008
Net sales from operations (a)	(million euro)	27,173	27,278	33,318
Operating profit		15,580	13,788	16,415
Adjusted operating profit (b)		15,763	14,051	17,416
Exploration & Production		15,518	13,785	17,233
Storage Business		245	266	183
Adjusted net profit		7,279	6,491	8,008
Capital expenditures		5,203	6,625	9,545
of which:
exploration expenditures (c)		1,348	1,659	1,918
storage		40	145	264
Adjusted capital employed, net		18,590	24,643	31,302
Adjusted ROACE	(%)	37.5	30.0	28.6
Average realizations:
- liquids	($/bbl)	60.09	67.70	84.05
- natural gas	($/mmcf)	5.29	5.42	8.01
- total hydrocarbons	($/boe)	48.87	53.17	68.13
Production (d):
- liquids	(kbbl/d)	1,079	1,020	1,026
- natural gas	(mmcf/d)	3,964	4,114	4,424
- total hydrocarbons	(kboe/d)	1,770	1,736	1,797
Estimated net proved reserves (d) (e):
- liquids	(mmbbl)	3,481	3,219	3,335
- natural gas	(bcf)	16,965	18,090	18,748
- total hydrocarbons	(mmboe)	6,436	6,370	6,600
Reserve life index	(year)	10.0	10.0	10.0
Reserve replacement ratio of consolidated subsidiaries (SEC criteria)	(%)	38	38	136
Reserve replacement ratio including equity-accounted entities (e)	(%)	38	90	135

(a)	Before elimination of intragroup sales.
(b)	From 2008, adjusted operating profit is reported for the "Exploration & Production" and "Storage" businesses, within the Exploration & Production division. Prior period data have been restated accordingly.
(c)	Includes exploration bonuses.
(d)	Includes Eni’s share of equity-accounted entities.
(e)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

2008 HIGHLIGHTS

Final Agreement for the development project of the Kashagan oilfield
On October 31, 2008, all the international parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed the final agreement implementing the new contractual and governance framework of the Kashagan project, based on the Memorandum	of Understanding signed on January 14, 2008. First oil is expected late in 2012.

Portfolio developments
In the year we successfully executed a number of strategic acquisitions and deals that strengthen our competitive position:

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  Completed the acquisition of entire share capital of the UK-based oil company Burren Energy Plc.
  Finalized an agreement with the British company Tullow Oil Ltd to purchase a 52% stake and the operatorship of fields in the Hewett Unit and relevant facilities in the North Sea.
  Acquired all the common shares of First Calgary Petroleum Ltd, a Canadian oil and gas company with exploration and development activities in Algeria.
  Acquired control of the Indian company Hindustan Oil Exploration Limited (Eni 47.18%) pursuant to the acquisition of Burren Energy Plc.
  Finalized a major agreement in Libya for the extension of Eni’s mineral rights and the launch of gas and exploration projects.
  Defined a cooperation agreement with the Republic of Congo for the extraction of unconventional oil, the construction of a new power generation plant and the production of bio-diesel.
  Signed a Memorandum of Understanding with Sonangol for the definition of an integrated model of cooperation and development.
  Signed new strategic agreements with Petroleos de Venezuela SA (PDVSA) for the definition of a plan to develop a field located in the Orinoco oil belt and the exploration and development of two offshore fields in the Caribbean Sea.
  Signed a partnership agreement with Papua New Guinea for the exploration of oil and gas and identification of opportunities to develop the Country’s resources.
  Finalized a Memorandum of Understanding with Colombia’s state oil company Ecopetrol to evaluate joint exploration opportunities.
  Renewed the Memorandum of Understanding with Brazilian oil company Petrobras for the evaluation of joint initiatives in the upstream and downstream sectors.
  Signed a Memorandum of Understanding with state-owned company Qatar Petroleum International to target joint investment opportunities in the exploration and production of oil and gas.
  Awarded 32 exploration leases in the Gulf of Mexico close to certain of Eni’s producing fields as well as 18 exploration leases in Alaska.
2008 Performance
Adjusted net profit for the full year was euro 8,008 million, an increase of euro 1,517 million from 2007 (up 23.4%) due to a better operating performance driven by higher realizations in dollars and production growth, partially offset by rising operating costs and higher amortization charges also associated with increased exploration activities.

Return on average capital employed calculated on an adjusted basis was 28.6% in 2008 (30% in 2007).

Liquids and gas realizations for the full year increased on average by 28.1% in dollar terms from 2007, driven by the strong market environment of the first nine months of the year.

Oil and natural gas production for the full year 2008 averaged the record level of 1,797 kboe/d, an increase of 61 kboe/d, or 3.5%, from a year earlier. This improvement mainly benefited from the assets acquired in the Gulf of Mexico, Congo and Turkmenistan, as well as continuing production ramp-up in Angola, Congo, Egypt, Pakistan and Venezuela. When excluding the impact of lower entitlements in PSAs, production was up 5.6%.

Estimated net proved reserves at December 31, 2008 were 6.6 bboe, up 3.6% from 2007, determined based on a year-end Brent price of $36.55 per barrel. Additions for the year, including acquisitions and the divestment of a 1.71% stake in the Kashagan project, enabled the Company to replace 136% of production.

Development expenditures were euro 6,429 million (up 38.5% from 2007), in particular in the Gulf of Mexico, Kazakhstan, Italy, Nigeria, Egypt, Australia and Congo.

In 2008, exploration expenditures amounted to euro 1,918 million (up 15.6% from 2007) to execute a very extensive campaign in well established areas of presence. A total of 111 new exploratory wells were drilled (58.4 of which represented Eni’s share), in addition to 21 exploratory wells in progress at year end (12 net to Eni). The commercial success rate was 36.5% (43.4% net to Eni).

New exploratory acreage was added with an extension of approximately 57,000 square kilometers (net to Eni, 99% operated).

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STRATEGIES

Eni’s Exploration & Production business boasts strong competitive positions in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and West Africa, the Gulf of Mexico and Russia. A high-quality portfolio, integration with our Gas & Power business and long-standing relationships with key host countries will enable Eni to deliver industry-leading growth even in a low-price environment. Our excellent track record of successfully bringing on stream projects on time and budget and integrating acquired assets as well as operational excellence underpins our ambitious production and reserve replacement targets to 2012 and beyond. Consistently with these targets, our strategic guidelines for the Exploration & Production division have remained basically unchanged in the years, as follows:
  Maintain strong production growth
  Ensure medium to long-term business sustainability by focusing on reserve replacement
  Develop new projects to fuel future growth
  Develop the LNG business
  Implement cost reduction initiatives

In order to carry out these strategies, over the next four years Eni intends to invest approximately euro 32.6 billion to fund organic growth and exploration initiatives; euro 1.8 billion of which will be spent to build transport infrastructures and execute LNG projects through equity-accounted entities.

MAINTAIN STRONG PRODUCTION GROWTH	that have strengthened our competitive position in legacy areas.
Our assets are well balanced between mature producing field and fields are at the early stages of their producing cycles with significant opportunities for growth. Development of new reserves and management of mature fields require a significant amount of capital expenditures. In 2008, Eni invested euro 6.4 billion on development activities. In the next four years, the Company plans to invest approximately euro 26.9 billion evenly allocated among projects to fuel growth over the medium-term and long-term growth projects and projects designed to counteract mature field declines. More importantly, a large share of those planned capital expenditures is either uncommitted or associated with sanctioned projects for which construction contracts have yet to be awarded. This leaves us with the flexibility to reschedule construction and procurement activities so as to benefit from ongoing downward trends in rates of oilfield services and purchase costs of goods and equipment. Additional cost control measures will address our ongoing operations. In the next four years, we expect that our initiatives will deliver significant cost reductions in our upstream operations in the range of euro 5 billion.

Eni’s strategy is to deliver strong production growth leveraging on a high-quality portfolio, geographically focused and resilient with one of the lowest break-even prices in the industry, large exposure to highly competitive giant projects where we are able to reap economies of scale and a unique approach to business when dealing with our host countries partners. Over both the medium and the long-term our growth will derive from our assets mainly located in the three core regions of Africa, OECD countries and Central Asia/Russia where we can benefit from low lifting costs and competitive time to market. These main areas will absorb more then 90% of our capital expenditures over the next four years and produce more than 90% of our output by 2012.
Our global oil and gas operations are conducted in 39 countries, including Italy, Egypt, Algeria, the United Kingdom, Norway, Angola, Congo, Nigeria, the United States, Kazakhstan and Russia. In 2008 we successfully executed a number of acquisitions and agreements

STRENGTHEN OUR PORTFOLIO

In 2008 we have continued capturing opportunities to strengthen our portfolio by focusing on highly synergic assets with significant upside potential, positioning the company to deliver growth and value over the coming years. We invested euro 2.5 billion (approximately euro 11 billion in the 2007-2008 period) on the execution of selective acquisitions in our core areas. We have acquired conventional assets characterized by fast "scale up" of production that will add 250 kboe/d in 2012 and a break-even price below $50 per barrel. On top of that, we have already identified material upsides, resulting in significant additions to our resource base and value creation.

United Kingdom We completed the acquisition of UK-based oil company Burren Energy Plc, for a total cash consideration

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amounting to approximately euro 2.4 billion (including Burren’s shares purchased in 2007 for euro 0.6 billion). In 2008 production from Burren assets averaged 25 kbbl/d. Acquired proved and probable reserves are estimated to be approximately 214 mmboe at an average purchase cost of $13.5 per boe. This acquisition increased our position in Congo and allowed us to enter Turkmenistan, a new high potential area for the oil industry. Acquired assets also included a number of exploration licenses in Egypt and Yemen.

India Eni acquired control of Indian company Hindustan Oil Exploration Limited (HOEC) following execution of a mandatory tender offer on a 20% stake of the HOEC share capital. The mandatory offer was associated with Eni’s acquisition of a 27.18% of HOEC as part of the Burren deal. Assets acquired, located onshore in the Cambay Basin and offshore Chennai, include: (i) producing assets that are expected to reach a production plateau of 10 kboe/d in 2010; (ii) a number of fields where appraisal and development activities are underway.

United Kingdom Eni finalized an agreement with British company Tullow Oil to purchase a 52% stake and the operatorship of fields in the Hewett Unit in the British section of the North Sea and relevant facilities including the associated Bacton terminal. Eni aims to upgrade certain depleted fields in the area so as to achieve a gas storage facility with a 177 bcf capacity to support seasonal upswings in gas demand in the UK. For this purpose, Eni intends to request a storage license.

Algeria Eni acquired First Calgary Petroleum Ltd, a Canadian oil and gas company with exploration and development activities in Algeria. Cash consideration amounted to euro 605 million. Assets acquired include the operatorship of Block 405b with a 75% interest with resources in excess of 1.3 bboe, approximately half is gas. Production start-up is expected in 2011 with a projected production plateau of approximately 30 kboe/d net to Eni by 2012.

Libya Eni finalized a strategic oil deal with the Libyan national oil company based on the framework agreement of October 2007. This deal effective from January 1, 2008, extends the duration of Eni oil and gas properties until 2042 and 2047 respectively and lays the foundations for a number of projects targeting development of the significant gas potential in the Country. This deal further strengthens our competitive position in Libya and will enable us to develop our long-life fields over the long-term though the application of our advanced technologies for maximizing the recovery factor.

We also signed a number of framework agreements with our local partners as part of the Eni co-operation model that aims at integrating sustainable activity in the territory with the traditional business of hydrocarbon exploration and production.

Congo We defined a cooperation agreement with the Republic of Congo for the extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits deemed to contain significant amounts of resources based on a recent survey, over an extension of 1,790 square kilometers. Eni plans to monetize the heavy oil by applying its EST (Eni Slurry Technology) proprietary technology intended to convert the heavy barrel into high-quality light products. The agreement also comprises the construction of a new 450 MW power generation plant (Eni’s share 20%) to be fired with the associated natural gas from the operated M’Boundi field and a partnership for the production of bio-diesel.

Angola Eni signed a Memorandum of Understanding with Sonangol for the definition of an integrated model of cooperation and development. The agreement covers onshore development activities and construction of facilities in Angola designed to monetize flaring gas as well as collaboration in the field of bio-fuels.

Venezuela Eni signed two strategic agreements with Petroleos de Venezuela SA (PDVSA): (i) one of these covers studies to identify options for developing the Junin Block 5 located in the Orinoco oil belt. This block covering a gross acreage of 670 square kilometers holds a resource potential estimated to be in excess of 2.5 bbbl of heavy oil. Once relevant studies have been performed and a development plan defined, a joint venture between PDVSA and Eni will be established to execute the project. Eni intends to contribute its experience and leading technology to the project in order to maximize the value of the heavy oil; (ii) the other foresees an initiative to explore two offshore areas, Blanquilla and Tortuga in the Caribbean Sea, both with a 20% interest over an area of 5,000 square kilometers. The prospective development of these areas will take place through an integrated LNG project.

Colombia Eni finalized two agreements with Colombia’s state oil company Ecopetrol: (i) a cooperation agreement for exploration assets in the Gulf of Mexico. Under the terms of the agreement, Ecopetrol will invest approximately $220 million to acquire a 20-25% interest in five exploration wells due to be drilled before 2012; (ii) a Memorandum of Understanding to evaluate joint exploration opportunities in Colombia and other South American countries as well as in Eni’s exploration portfolio.

Brazil Eni renewed the Memorandum of Understanding with Brazilian oil company Petrobras for pursuing joint initiatives in the upstream and downstream sectors, including production and marketing of renewable fuels and possible options for the valorization of the natural gas reserves discovered by Eni offshore Brazil.

Papua New Guinea We signed a partnership agreement with Papua New Guinea for the exploration of oil and gas and identification of opportunities to develop the Country’s resources. Eni is also interested in opportunities in the fields of power generation and alternative and existing renewable energies.

Qatar We signed a Memorandum of Understanding with state-owned company Qatar Petroleum International to target joint investment opportunities in the exploration and production of oil and gas.

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PRODUCTION: 2008 AND OUTLOOK
Oil and natural gas production for the full year 2008 averaged the record level of 1,797 kboe/d, an increase of 61 kboe/d, or 3.5%, from a year earlier. This improvement mainly benefited from the	assets acquired in the Gulf of Mexico, Congo and Turkmenistan (up 62 kboe/d), as well as continuing production ramp-up in Angola, Congo, Egypt, Pakistan and Venezuela. These positives were partially offset by mature field declines as well as planned

DAILY PRODUCTION OF OIL AND NATURAL GAS (a) (b)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Change
(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	Ch.	%
2006	2007	2008	2008 vs 2007

Italy	79	911.4	238	75	789.7	212	68	749.9	199	(13)	(6.1)
North Africa	329	1,299.1	555	337	1,474.2	594	338	1,761.6	645	51	8.6
Egypt	85	813.4	227	97	811.2	238	98	818.4	240	2	0.8
Libya	144	452.1	222	142	629.6	252	147	907.6	306	54	21.4
Algeria	88	19.4	91	85	18.8	88	80	18.5	83	(5)	(5.7)
Tunisia	12	14.2	15	13	14.6	16	13	17.1	16	-	-
West Africa	322	281.7	372	280	274.2	327	289	260.7	335	8	2.4
Nigeria	106	247.8	149	81	237.7	122	84	219.9	122	-	-
Angola	151	24.1	156	132	25.1	136	121	28.1	126	(10)	(7.4)
Congo	65	9.8	67	67	11.4	69	84	12.7	87	18	26.1
North Sea	178	597.0	282	157	594.7	261	140	558.0	237	(24)	(9.2)
Norway	98	245.2	140	90	271.1	137	83	264.8	129	(8)	(5.8)
United Kingdom	80	351.8	142	67	323.6	124	57	293.2	108	(16)	(12.9)
Caspian Area	64	227.6	103	70	237.9	112	81	244.7	123	11	9.8
Kazakhstan	64	227.6	103	70	237.9	112	69	244.7	111	(1)	(0.9)
Turkmenistan	-	-	-	-	-	-	12	-	12	12	..
Rest of the world	107	647.4	220	101	743.2	230	110	848.6	258	28	12.2
Australia	18	47.9	26	11	41.5	18	10	42.2	17	(1)	(5.6)
China	6	9.4	8	6	11.0	8	6	10.9	8	-	-
Croatia	-	66.8	12	-	52.5	9	-	68.7	12	3	33.3
Ecuador	15		15	16		16	16	-	16	-	-
Indonesia	2	118.1	23	2	105.4	20	2	99.7	20	-	-
Iran	29		29	26		26	28	-	28	2	7.7
Pakistan	1	289.2	51	1	292.5	52	1	315.6	56	4	7.7
Russia		-	-	2		2	-	-	-	(2)	..
Trinidad & Tobago	-	51.7	9	-	58.9	10	-	54.6	9	(1)	(10.0)
United States	21	64.3	32	37	181.4	69	42	256.9	87	18	26.1
Venezuela	15	-	15	-	-	-	5	-	5	5	..
Total	1,079	3,964.2	1,770	1,020	4,113.9	1,736	1,026	4,423.5	1,797	61	3.5

(a)	Includes production volumes of natural gas consumed in operations (281, 296, 286 mmcf/d in 2008, 2007 and 2006, respectively).
(b)	Includes Eni’s share of production of equity accounted-entities.

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and unplanned facility downtime in the North Sea and hurricane-related impacts in the Gulf of Mexico (down 11 kboe/d). Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 37 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 5.6%. The share of oil and natural gas produced outside Italy was 89% (88% in the full year 2007).
During the year, we achieved a number of field start-ups: (i) offshore Angola, we started the Mondo and Saxi/Batuque fields in Block 15 (Eni’s interest 20%). Production peaked with 100 kbbl/d (18 net to Eni) at both fields; (ii) in Alaska, the Oooguruk oil field (Eni’s interest 30%) was started by linking it to onshore facilities located on an artificial island. Production is expected to peak at 17 kboe/d in 2011; (iii) in the Bhit permit (Eni operator with a 40% interest) a treatment unit was started and increased the plant capacity by 46 bcf leading to the start-up of the satellite Badhra field; (iv) in Venezuela, the Corocoro field was started. Production will peak at 66 kbbl/d (17 net to Eni) in 2010; (v) in Egypt, the Taurt field in the Ras el Bar concession (Eni’s interest 50%) achieved a peak production of approximately 38 kboe/d (13 net to Eni); (vi) in Congo, the operated Awa Paloukou (Eni’s interest 90%) and Ikalou-Ikalou Sud (Eni’s interest 100%) fields were started, with production peaking at 13 kboe/d net to Eni in 2009.
Leveraging on the development of our asset portfolio, geographically focused and resilient, we target an average annual production increase of 3.5% in the 2009-2012 period and expect to maintain robust production growth of 3% a year in the following three years to 2015. In 2009 hydrocarbon production will exceed 1.8 mmboe/d, based on a $43 per barrel Brent price scenario. In 2012 production will exceed 2.05 mmboe/d based on a $55 per barrel price scenario. To achieve these targets, we will leverage on:
  a robust pipeline of project start-ups, particularly in Kazakhstan, Russia, Congo, Algeria, Nigeria, the Gulf of Mexico and Alaska. New projects will add approximately 525 kboe/d by 2012 and 50% of the new production will come from projects that have already been sanctioned;
  the maintenance of the current production plateau at our competitive giant fields including, the Western Libyan Gas project in Libya, Karachaganak in Kazakhstan, Val d’Agri in Italy and M’Boundi in Congo;
  monetization of stranded gas reserves trough LNG projects mainly in Nigeria, Egypt, Angola and Libya, as well of our existing opportunities in unconventional oils to support growth beyond the plan horizon.

Actual production volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, severe weather events, price effects under production sharing contracts, and other factors.

ENSURE MEDIUM TO LONG-TERM BUSINESS SUSTAINABILITY BY FOCUSING ON RESERVE REPLACEMENT

Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of its business. We will pursue this goal by:
  Optimizing our portfolio of development properties by focusing on core areas, seeking new strategic opportunities;
  Searching for new exploration opportunities targeting a sound balance between high risk/high reward initiatives and established/mature projects.

We believe that our portfolio of exploration acreage and development properties is well diversified and presents a sound risk profile. As of December 31, 2008, Eni’s mineral right portfolio consisted of 1,224 exclusive or shared rights for exploration and development in 39 countries on five continents for a total net acreage of 415,494 square kilometers (394,490 at December 31, 2007). Of these 39,244 square kilometers concerned production and development (37,642 at December 31, 2007). In 2008 we acquired new exploration leases in Angola, Algeria, Alaska, Gabon, the Gulf of Mexico, Indonesia, Norway, and the United Kingdom, with an extension of approximately 57,000 square kilometers (net to Eni, 99% operated). Over the last four years, Eni has renewed approximately 89% of its exploration acreage.

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In 2008 we added approximately 2.4 bboe to our resource base mainly due to assets acquired in the year and successful exploration from existing prospects. Eni’s resource base now stands at 29 bboe and will secure 44 years of production at current rates. We intend to grow our resources leveraging on the quality of our proved and probable/possible reserves, continuing technology enhancements designed to maximize the recovery rates of hydrocarbons and our high potential prospects, located in areas where we have synergic operations. More than 95% of our proved and probable reserves would generate positive cash flow even at $30 per barrel.

Estimated net proved reserves at December 31, 2008 were 6.6 bboe, up 3.6% from 2007, determined based on a year-end

Brent price of $36.55 per barrel. The year end amounts comprised 30% of proved reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Russian company Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies. The all sources reserve replacement ratio was 135% with an average reserve life index of 10 years (10 years at December 31, 2007). Eni’s reserve replacement ratio calculated according to SEC criteria was 136%, including only reserve additions of consolidated subsidiaries. In the medium-term, we intend to replace 130% of our production at our long-term price deck of $57 per barrel.

ESTIMATED NET PROVED RESERVES PRO-FORMA
Consolidated subsidiaries

Italy	North Africa	West Africa	North Sea	Caspian Area (a)	Rest of world	Total consolidated subsidiaries	Equity- accounted entities	Total

2006
Liquids	(mmbbl)	215	982	786	386	893	195	3,457	24	3,481
Natural Gas	(bcf)	3,391	5,946	1,927	1,697	1,874	2,062	16,897	68	16,965
Hydrocarbons	(mmboe)	805	2,018	1,122	682	1,219	554	6,400	36	6,436

2007 (a)
Liquids	(mmbbl)	215	878	725	345	753	211	3,127	92	3,219
Natural Gas	(bcf)	3,057	5,751	2,122	1,558	1,770	2,291	16,549	1,541	18,090
Hydrocarbons	(mmboe)	747	1,879	1,095	617	1,061	611	6,010	360	6,370

2008 (b)
Liquids	(mmbbl)	186	823	783	276	939	236	3,243	92	3,335
Natural Gas	(bcf)	2,844	6,311	2,084	1,336	2,437	2,202	17,214	1,534	18,748
Hydrocarbons	(mmboe)	681	1,922	1,146	510	1,363	620	6,242	358	6,600

The conversion rate of natural gas from cubic feet to boe is 1,000 cubic feet = 0.1742 barrels of oil.
(a)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 16.81% as of December 31, 2008 and 18.52% in previous years.
(b)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that Gazprom exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom. Eni’s estimated proved reserves at December 31, 2008 would be 6,908 mmboe including the proved reserves of three Russian gas companies on the basis of Eni’s current 60% interest.

EXPLORATION	over the same period. Positive contributions came from both legacy countries, such as West and North Africa as well as the North Sea and new frontier areas such as the deep waters of the Gulf of Mexico and Brazil as well as unconventional resources in Congo and Venezuela.
In the next four years, management plans to invest a cumulative euro 4.1 billion in exploratory projects. The cornerstones of Eni’s exploration strategy are:
  to concentrate resources in core areas: approximately 80% of planned expenditures will be directed to 10 countries;
  to conduct activities in recently acquired areas with high risk/high reward opportunities;
  to optimize our exploration portfolio;
  to selectively assess opportunities to enhance the competitiveness of Eni’s full-cycle production costs.

Management intends to concentrate investments in well established areas of presence where availability of production

Exploration activities will be the pillar of our sustainable growth in order to fuel new production and to secure access to new opportunities. In light of this, management will devote a great deal of focus and effort to exploration. In 2008, Eni exploration expenditures amounted to euro 1,918 million (up 15.6% from 2007) to execute a very extensive campaign in well established areas of presence. A total of 111 new exploratory wells were drilled (58.4 of which represented Eni’s share), in addition to 21 exploratory wells in progress at year end (12 net to Eni). The overall commercial success rate was 36.5% (43.4% net to Eni). The main discoveries were made in: Angola, Australia, Congo, Croatia, Egypt, the Gulf of Mexico, Italy, Libya, Nigeria, Norway, Pakistan, the United Kingdom and Tunisia. Between 2004 and 2008, exploration reserves were approximately 4.3 bboe (1.1 bboe in 2008), higher than our cumulative production

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facilities, existing competencies and long-term relationships with host countries will enable Eni to readily put in production discovered resources, reducing the time to market and capturing	synergies. On the other hand, Eni expects to selectively pursue high risk/high reward opportunities arising from expansion in areas with high mineral potential.

DEVELOP NEW PROJECTS TO FUEL FUTURE GROWTH	OIL & GAS MAJOR PROJECTS

Blacktip Block WA-33-L - Australia (Eni 100% Op.)
Development of the offshore Blacktip gas and liquids field targets to recover 150 mmboe of gross reserves. The project’s scope includes construction of an onshore treatment plant with a capacity of 42 bcf/y that will be linked through pipelines to offshore production facilities. Gas volumes will be delivered to the local utility company Darwin Power & Water under a 25-year supply agreement. Start-up is expected in 2009, peaking at 14 kboe/d in 2010.

Landana-Tombua Block 14 - Angola (Eni 20%)
The Landana and Tombua deepwater oil fields contain gross recoverable reserves of 320 mmbbl. The development project’s scope includes installation of a Compliant Piled Tower (CPT) and linkage of a number of producing wells to existing facilities at the nearby Benguela/Belize fields. Early production is flowing in the northern area of Landana. Production is expected to peak at 100 kbbl/d in 2010 upon completion of the drilling programme.

Eni has a strong pipeline of development projects that will fuel the medium and the long-term growth of its oil and gas production. Adding to the Company’s asset base is our large exposure to the most competitive giant projects which provide significant scope to capture economies of scale. We are present in 37 giant fields where we can leverage on high equity entitlement, operatorship in 18 of them and synergic location in our core areas. In the next four years, new project start-ups will add approximately 525 kboe/d by 2012 with approximately 50% of that amount coming from already sanctioned projects. In 2009 we plan to start 11 new projects.
Eni expects an evolution in the type of oil and gas resources from which it will be producing and in the physical conditions in which it will be operating. Many new developments will be located in more challenging environments, continuing to require innovations in technology. A description of our main development projects is provided below.

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Associated gas will be re-injected in the Block 0 reservoir until 2012. Thereafter, it will be delivered to the A-LNG liquefaction plant that is expected to start operations in 2012.

Nikaitchuq - Alaska (Eni 100% Op.)
Eni is the operator with a 100% working interest of the Nikaitchuq field, located offshore the North Slope of Alaska. Nikaitchuq is the first development project operated by Eni in this region. A phased development plan has been sanctioned and first oil is expected in 2010. Production from the field is expected to plateau at 26 kboe/d. Development activities will include drilling of 80 wells, both onshore and from an offshore artificial island, and construction of a production facility at Oliktok Point.

Kizomba Satellites, Phase 1 Block 15 - Angola (Eni 20%)
The Kizomba Satellites development targets the Clochas and Mavacola oil discoveries with a mineral potential estimated at 254 mmbbl. A phased development plan has been sanctioned and first oil is expected in 2012 with production peaking at 140 kbbl/d (28 net to Eni) in 2013. The scope of work includes drilling of 18 wells linked to an FPSO vessels. Associated gas will be initially re-injected in the reservoirs in the Kizomba areas A and B, and thereafter delivered to the A-LNG liquefaction plant.

M’Boundi Enhancement - Congo (Eni 80.1% Op.)
The M’Boundi oil field contains gross recoverable reserves of 342 mmbbl. Development activities moved forward in 2008 and a revision of the production scheme has been designed that provides for the application of advanced recovery techniques. The project’s scope includes doubling the current production plateau by 2013 and monetization of associated gas through power generation. To that end, certain projects have been identified to upgrade the Country’s generation capacity including doubling the Djeno power plant and construction of a new power plant. Start-up is expected in 2009.

Wafa redevelopment - Libya (Eni 50% Op.)
The project provides for the drilling of additional infilling wells, construction of a treatment unit and upgrading of existing storage, linkage and export facilities at the Mellitah plant. Start-up is expected in 2011 with production plateau at 28 kboe/d.

Start-up	w. i.	Peak 100%	Start-up	w. i.	Peak 100%	Start-up	w. i.	Peak 100%
Algeria				Egypt				Gamma	2011	17%	20 kboe/d
Rom Integrated	2010	100%	20 kboe/d	Seth	2011	50%	25 kboe/d	Marulk	2011	20%	30 kboe/d
IAN/EOR	2011	22.38%	15.4 kboe/d	Karawan	2012	50%	6.2 kboe/d	Pakistan
Menzel Ledjmet East	2011	75%	55 kboe/d	Italy				Gambat	2009	23.68%	10 kboe/d
Central Area Field Complex	2012	75%	65 kboe/d	Val d’Agri, Phase 2	2010	60.77%	40 kboe/d	Russia
El Merk	2012	12.25%	145 kboe/d	Panda/Argo/Cassiopea	2011	60%	10 kboe/d	Sambursgkoye	2010	30%	143 kboe/d
Angola				Libya				Tunisia
Tombua-Landana	2009	20%	100 kboe/d	Western Libyan Gas Project + 1	2009	50%	22 kboe/d	Maamoura	2009	49%	7 kboe/d
A-LNG	2012	13.6%	150 kboe/d	Bouri - gas	2010	50%	6.6 kboe/d	Baraka	2010	49%	6 kboe/d
Mavacola	2012	20%	64 kboe/d	Wafa redevelopment	2011	50%	28 kboe/d	United Kingdom
Australia				Kazakhstan				Burghley	2009	21.9%	17 kboe/d
Blacktip	2009	100%	14 kboe/d	Kashagan, Phase 1	2012	16.81%	450 kboe/d	Jasmine	2012	33%	100 kboe/d
Kitan	2011	40%	35 kboe/d	Nigeria				United States
Congo				Abo, Phase 2	2009	85%	14 kboe/d	Longhorn	2009	75%	29 kboe/d
M’Boundi water injection	2009	81%	35 kboe/d	Oyo	2009	40%	29 kboe/d	Thunderhawk	2009	25%	36 kboe/d
Libondo	2010	35%	8 kboe/d	Norway				Appaloosa	2010	100%	5.6 kboe/d
M’Boundi Gas	2010	100%	22 kboe/d	Tyrhians	2009	6.2%	90 kboe/d	Nikaitchuq	2010	100%	26 kboe/d
				Morvin	2010	30%	45 kboe/d	Stones	2011	15%	19 kboe/d

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ENI IN 2008 BUSINESS REVIEW / EXPLORATION & PRODUCTION

Kashagan, Phase 1 - Kazakhstan (Eni 16.81% Op.)
Development activities are progressing at the giant Kashagan oil field located off the Kazakh section of the Caspian Sea. On October 31, 2008, the international partners of the consortium North Caspian Sea Production Sharing Agreement (NCSPSA) and the Kazakh authorities signed an agreement implementing the new contractual and governance framework of the Kashagan project, based on the Memorandum of Understanding signed on January 14, 2008. The agreement implements a new shareholding structure whereby Eni’s interest in the consortium is reduced to 16.81% effective from January 1, 2008. A renewed operating model has also been established which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the full-field development plan. Eni is confirmed the operator of phase-one of the project (the so-called "Experimental Program") and will retain operatorship of the onshore operations of the subsequent development phase.
As part of the complex agreement, the international partners and the Kazakh authorities have sanctioned the revised expenditure budget of phase-one, amounting to $32.2 billion. Eni will fund those expenditures in proportion to its participating interest of 16.81%. On the basis of progress to completion, Eni management expects to achieve first oil by the end of 2012. Phase-one production plateau is forecast at 300 kbbl/d; the installed production capacity at the end of phase-one is planned at 370 kbbl/d in 2014. Subsequently, production capacity of phase-one is expected to step up to 450 kbbl/d, leveraging on availability of further compressor capacity for gas reinjection associated with the start-up of phase-two offshore facilities. The full field production plateau is currently estimated at 1.5 mmboe/d based on the findings of well tests and reservoir surveys.

Samburgskoye - Russia (Eni 30%[1] Op.)
The Samburgskoye gas and liquids field contains gross recoverable reserves of 909 mmboe. The development design includes construction of an onshore treatment plant with a capacity of approximately 650 bcf/d on three trains and linkage of a number of producing wells to existing facilities of the Urengoy plant. Start-up is expected in 2010 with peak production at 143 kboe/d.

  Acquiring interests in liquefaction plants in order to support development of the LNG business.

Net liquefaction capacity in 2008 was 339 bcf, mainly concentrated in Nigeria, Egypt, Australia and Indonesia and is expected to expand to 371 bcf in 2012 and 671 bcf in 2015. Equity gas supplies to LNG plants amounted to 208 bcf in 2008, and are expected to reach 222 bcf in 2012 and 523 bcf in 2015. Eni also plans to acquire capacity entitlements in certain regasification facilities in order to secure the necessary commercial outlets to its LNG availability.

MAJOR LNG PROJECTS

Brass LNG - Nigeria (Eni 17%)
Eni holds a 17% interest in Brass LNG Ltd which is implementing the construction of a liquefaction plant near the existing Brass oil terminal on the Nigerian coast. This plant is expected to start operations in 2014 at an initial treatment capacity of 10 mmtonnes/y of LNG corresponding to 618 bcf/y (approximately 64 net to Eni) of feed gas on two trains for twenty years. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas fields in the OMLs 61 and 62 onshore blocks (Eni’s interest 20%). The venture signed preliminary long-term contracts to sell the whole LNG production capacity. Eni acquired 1.67 mmtonnes/y of LNG capacity. The front end engineering is underway and the final investment decision is expected in 2009.

Bonny LNG 7th train - Nigeria (Eni 10.4%)
Eni holds a 10.4% interest in the Bonny liquefaction plant located in the eastern part of the Niger Delta, with a treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on 6 trains. The seventh unit is being engineered with start-up expected in 2012. When fully operational, total capacity will hit approximately 30 mmtonnes/y, corresponding to a feed gas of 1,624 bcf/y. Development initiatives for ensuring natural gas supplies to this plant are expected to be deployed in Blocks OML 60, 61, 62 and 63 (Eni’s interest 20%).

DEVELOP THE LNG BUSINESS	Angola LNG (Eni 13.6%)
Eni holds a 13.6% stake in the Angola LNG Ltd Consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda. It will be designed with a processing capacity of 1 bcf/y of natural gas and produce 5.2 mmtonnes/y of LNG and related products. The project has been sanctioned by the Angolan Government and Parliament. It envisages the development of 10,594 bcf of gas reserves in 30 years. The project has a high environmental value since it allows the collection of the associated gas from offshore production blocks, in compliance with the zero gas flaring policy. The LNG is expected to be delivered to the United States market at the regasification plant under construction at Pascagoula, in Mississippi, in which Eni, following this agreement, will acquire a regasification capacity equivalent to approximately 177 bcf/y. In 2008 the final investment decision was reached to build a pipeline linking the fields located in Blocks 0 (Eni’s interest 9.8%) and 14 (Eni’s interest 20%) to an LNG plant with completion expected in 2012.

The integration of our upstream operations with the Gas & Power business represents a distinctive feature of the Eni business model. The execution of joint projects along the gas chain allows the Company to fully benefit from the vertical integration of its businesses. In view of that, the Company plans to develop a global LNG position in order to monetize its large reserve base of stranded gas by combining the competencies of the Exploration & Production business in developing hydrocarbons with the expertise of the Gas & Power in marketing gas on final markets. Eni’s strategy in the LNG business aims at:
  Exploiting equity gas availability in order to supply the attractive markets of Europe and North America;
  Growing LNG production in areas with high potential and low producing costs;

(1)	Considering that Gazprom exercises a call option to acquire a 51% interest in the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Russian company Yukos and participated by Eni with a 60% interest.

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KEY PERFORMANCE INDICATORS	2006	2007	2008
Net sales from operations (a)	(million euro)	28,368	27,633	36,936
Operating profit		3,802	4,127	3,933
Adjusted operating profit (b)		3,882	4,092	3,541
Marketing		2,045	2,228	1,469
Regulated businesses in Italy		1,365	1,419	1,549
International transport		472	445	523
Adjusted net profit		2,862	2,936	2,650
EBITDA pro-forma adjusted (b)		4,896	5,077	4,466
Marketing		2,966	3,068	2,310
Regulated businesses in Italy		1,222	1,289	1,401
International transport		708	720	755
Capital expenditures		1,174	1,366	1,794
Adjusted capital employed, net at year and		18,864	20,547	21,333
Adjusted ROACE	(%)	15.1	14.9	12.7
Worldwide gas sales	(bcm)	98.10	98.96	104.23
of which:
E&P sales (c)		4.69	5.39	6.00
LNG sales		9.9	11.7	12.0
Customers in Italy	(million)	6.54	6.61	6.63
Gas volumes transported in Italy	(bcm)	87.99	83.28	85.64
Electricity sold	(TWh)	31.03	33.19	29.93

(a)	Before the elimination of intragroup sales.
(b)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Results of the power generation activity are reported within the marketing business as it is ancillary to the latter.
(c)	Exploration & Production sales in Europe and in the Gulf of Mexico.

2008 HIGHLIGHTS

Distrigas acquisition
In October 2008, following the authorization from the European Commission, Eni closed the acquisition of the 57.243% majority stake in the Belgian Company Distrigas NV from the French company Suez-Gaz de France. The acquisition represents a strategic achievement for Eni and allows the company to strengthen its market leadership in Europe. A mandatory tender offer on the minorities of Distrigas was successfully executed in March 2009.
On October 30, 2008, Eni and Suez signed a number of long-term agreements whereby Eni will supply certain amounts of gas and electricity to its partner. The agreements are worth approximately euro 1.55 billion.	Divestment of Stogit and Italgas to Snam Rete Gas
On February 12, 2009 Eni’s Board of Directors approved the sale of the entire share capital of Italgas SpA and Stoccaggi Gas Italia SpA (Stogit) to Snam Rete Gas SpA for a total consideration of euro 4.7 billion. The transaction is expected to create significant synergies in the segment of regulated businesses allowing Eni to maximize the value of both Italgas and Stogit.

Expansion in the French market
In order to strengthen its position in the French gas market, on September 23, 2008 Eni finalized the purchase of a 17% stake in the share capital of Gaz de Bordeaux Energie Services SAS. Also Eni’s associate Altergaz (Eni’s interest being 38.91%) entered the

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deal with an equal stake. The two partners plan to support the development of the target company by supplying it with up to 250 mmcm/y of gas for ten years.

2008 performance
In 2008, the Gas & Power business reported free cash flow of euro 1.9 billion. Adjusted net profit was euro 2,650 million down 9.7% from 2007, mainly due to a weaker operating performance in the Italian market partly offset by increased international sales due to organic growth recorded in the European markets and the contribution of the acquisition of Distrigas.

Return on average capital employed on an adjusted basis was 12.7% (14.9% in 2007).

Capital expenditures totaled euro 1,794 million and mainly related to the development and upgrading of Eni’s transport and distribution networks in Italy, the upgrading of international pipelines and the ongoing plan of building new power generation capacity.

In 2008, natural gas sales of 104.23 bcm, increased by 5.3% from 2007 mainly due to the acquisition of Distrigas (up 5.23 bcm) and the organic growth on European markets, as well as favorable weather conditions registered in the first quarter. These positives were partly offset by a lower performance on the Italian market (down 5.8%).

Eni expects to achieve gas sales of 124 bcm by 2012 with a 7% average growth rate of international sales leveraging on synergies deriving from the Distrigas acquisition that will help drive sales growth and market share gains in Eni’s target market in spite of an unfavorable outlook for European gas demand.

Electricity volumes sold were 29.93 TWh, decreasing by 3.26 TWh, or 9.8%, from 2007.

STRATEGIES

Eni is leader in the European gas market thanks to its unique competitive position ensured by a large and diversified gas supply portfolio, made up of long-term supply contracts and equity gas, direct access to an important infrastructure system, long-term relationships with key producing countries, a solid customer base and market knowledge. Availability of a significant installed power generation capacity enables the business to extract further value from gas, diversifying its commercial outlets. Adding to the business’s strengths, is the integration with our upstream operations that enables both to deliver synergies as they pursue joint opportunities in the marketplace, particularly in the LNG business.
In 2008 we acquired the Belgian company Distrigas in a deal that represents a major milestone to our growth plans in Europe. We expect to leverage on our additional scale to continue to grow our market share, develop our trading capabilities and improve flexibility and efficiency.	In spite of the current economic downturn, Eni’s Gas & Power business will continue to deliver steady earnings and cash flows leveraging on its business model and market leadership in Europe. In the next four years we plan to achieve cumulative EBITDA amounting to euro 20 billion. The strategic guidelines to attain this target are as follows:
  Strengthen the market share in Europe leveraging on the Distrigas acquisition
  Preserve the profitability of the Italian gas marketing operations
  Develop the LNG business and
  Improve flexibility and efficiency

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GAS MARKET TRENDS	on producing countries. The most important pipeline supply sources will remain Russia and Algeria and, to a lesser degree, Norway and Libya.

The Italian natural gas market, third in size in Europe after the UK and Germany, participates in the structural change ongoing in Europe which will lead to the creation of a single energy market. In this context, Italy will be able to exploit its geographic location both as concerns the internal European market and the Mediterranean area. Long-term gas demand in Italy is expected to grow at an annual growth rate of approximately 2% through 2020.

The short-term outlook for gas demand is affected by the sharp contraction expected in industrial and trading activities due to the current economic downturn. For the first time in years, the Company forecasts flat European gas demand in 2009 and a reduction on the Italian market. However, long-term perspectives for gas demand remain largely intact due to the underlying secular trends that will drive worldwide demand. Among the long-term catalysts of growth in gas demand are:

  The increasingly wide adoption of gas-fired combined cycle plants for electricity generation due to their lower investment costs, higher efficiency and lower emissions as compared to other technologies based on the use of fossil fuels.
  Continuing progress in technologies applicable to all phases of the natural gas chain capable of extracting value from the huge volumes of stranded gas reserves.
  The higher environmental compatibility of natural gas as compared to other fossil fuels which is a crucial element considering the increasing political commitment to reducing emissions of greenhouse gases and the implementation of stricter environmental regulation, particularly in the European Union. Worth mentioning is the new 20-20-20 European policy, approved in early 2008, which mandates a 20% reduction in consumption of gas and fossil fuels that cause global warming, a 20% increase in energy savings and a 20% increase in consumption of renewable energy sources by 2020. We expect that the European guidance will cause a shift towards an increased use of natural gas.
  The projected economic growth in Asia, particularly in China and India, coupled with an evolution in living standards, as well as an expected increase in domestic consumption in gas producing countries.

Looking at the markets of major significance to us, we expect that in Europe long-term demand for gas will grow at an average annual rate of 2% by 2020, reaching 722 bcm. A growing portion of European gas requirements is expected to be satisfied by imports via pipeline which, according to Eni’s estimates, will cover at least 80% of consumption from the current level of 60%, due to domestic production decrease, stressing European dependence

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GAS SALES: 2008 AND OUTLOOK	These negatives were partly offset by higher supplies to the power generation sector (up 0.48 bcm) and higher seasonal sales to residential customers (up 0.43 bcm).
Gas sales in European markets (31.78 bcm) increased by 7.43 bcm, or 30.5%, reflecting the Distrigas acquisition and market share gains. Excluding Distrigas, sales of natural gas on European markets grew by 9%. On the French market, gas sales were up by 0.64 bcm as ongoing marketing initiatives reached new wholesalers and industrial customers. The Iberian Peninsula reported an increase of 0.53 bcm due to higher supplies to wholesalers and the power generation segment. Turkey was up by 0.31 bcm due to the ramp-up of sales through the Blue Stream pipeline importing gas from Russia.
Eni expects to achieve gas sales of 124 bcm by 2012 with a 7% average annual growth rate in international sales leveraging on synergies deriving from the Distrigas acquisition that will help drive sales growth and market share gains in Eni’s target markets in spite of an unfavorable outlook for European gas demand.

In 2008 natural gas sales were 104.23 bcm, an increase of 5.27 bcm from 2007, or 5.3%, due to growth achieved on international markets (up 19.9%), associated with organic growth in Europe and the Distrigas acquisition, as well as favorable weather conditions registered in the first quarter of the year. These positives were partly offset by lower sales in Italy as a result of the economic downturn and stronger competitive pressures. Sales included own consumption, Eni’s share of affiliates sales and E&P sales in Europe and in the Gulf of Mexico.
Natural gas sales in Italy (52.87 bcm) declined by 3.26 bcm from 2007, or 5.8%. The main reductions occurred in the wholesalers (down 2.49 bcm) and industrial customers (down 2.13 bcm) segments mainly reflecting the impact of lower gas demand, competitive pressures and the gas release program (up 0.91 bcm) agreed upon by Eni and the Italian Antitrust Authority late in 2007.

GAS SALES BY MARKET	2006	2007	2008
Italy	57.09	56.13	52.87
Wholesalers	11.54	10.01	7.52
Gas release	2.00	2.37	3.28
Italian gas exchange and spot markets	-	1.90	1.89
Industries	14.33	12.77	10.64
Industries	13.33	11.77	9.59
Medium-sized enterprises and services	1.00	1.00	1.05
Power generation	16.67	17.21	17.69
Residential	6.42	5.79	6.22
Own consumption	6.13	6.08	5.63
International sales	41.01	42.83	51.36
Importers in Italy	14.10	10.67	11.25
European markets	20.71	24.35	31.78
Iberian Peninsula	5.24	6.91	7.44
Germany-Austria	4.72	5.03	5.29
Turkey	3.68	4.62	4.93
Belgium	-	-	4.57
Northern Europe	2.62	3.15	3.21
Hungary	3.10	2.74	2.82
France	1.07	1.62	2.66
Other	0.28	0.28	0.86
Extra European markets	1.51	2.42	2.33
E&P in Europe and in the Gulf of Mexico	4.69	5.39	6.00
Worldwide gas sales	98.10	98.96	104.23

In our domestic market, we target to maintain the current market share of approximately 50% and to preserve profitability in the face of rising competitive pressures due to the expected increases in supplies associated with ongoing import capacity upgrades. We intend to leverage our strong domestic market position and select our customer base by focusing the most profitable and loyal customers in each of the sectors where we operate.

In 2008 Eni’s electricity sales were 29.93 TWh, mostly on the Italian market. Availability of electricity was ensured by internal production covering approximately 80% of commercial needs, and the remaining part by wholesale purchases. Sales were directed to the free market (77%), the electricity exchange (13%), industrial sites (9%), Electricity Services Operator and VPP (1%).
By 2012 Eni targets sales of electricity of 36.3 TWh.

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MARKETING STRATEGY	front-end and back-end processes and reap economies of scale and synergies, particularly those deriving from the dual offer.

EUROPE
On the European stage, the Distrigas acquisition will help drive sales growth and market share gains in our target markets. We plan to grow our sales outside Italy by 7% a year over the next four years.
In particular:

  In France and Germany we will benefit from Distrigas existing client base and sales force targeting a 16% and 7% market share respectively;
  In Benelux, we expect to preserve Distrigas leadership. We will also leverage on Distrigas best in class gas trading team and platform to become a leading player in the growing North West European hubs. Our target is to reach a market share of 22% over the medium-term;
  In the Iberian Peninsula we plan to further strengthen our leading position. We will reach a market share of 16% by 2012 taking advantage of equity gas from Algeria, Nigeria and Egypt;
  In Turkey, we aim to reach 6.4 bcm of volumes sold by 2012 through the Blue Stream, with a 14% market share;
  Outside Europe, we will increase our presence in the U.S., where we can leverage on equity gas from Eni’s Gulf of Mexico assets as well as on LNG supplies.

ITALY
The competitive outlook is challenging in the domestic natural gas market. Demand growth is seen sluggish for 2009, while supplies are expected to ramp-up due to the achievement of full operations at our import pipeline from Algeria and ongoing capacity upgradings including a new regasification terminal that will be started-up by a competitor in 2009. Against this backdrop, Eni marketing actions will leverage on its strong domestic franchise to preserve profitability and the current market share. We will look carefully at our customer base and implement actions to retain and develop our best customers by enhancing our commercial offer and leveraging on our competences in pricing and risk management. Specifically:
  In the large segment (power generation, industries and wholesalers) Eni intends to make use of its ability in providing large volumes meeting customers’ specific needs in terms of offering and pricing and off-take flexibility. We also plan to extend to our customers in those segments our combined offer of gas and electricity;
  In the residential segment, Eni intends to strengthen its market leadership through excellent service and to grow volumes to those customers that have already signed with the dual offer formula. The dual offer was started in the second half of 2007 and has been updated with the new "10conte" formula addressed to households that opt to buy gas and electricity from Eni. These customers are awarded a 10% discount on the energy component of tariffs set by the Authority for Electricity and Gas for the duration of the contract. If the customer purchases only electricity, the discount amounts to 5%. Eni targets 1.4 million customers by 2012 with a dual offer penetration of over 20% of Eni’s retail customers base.

In order to preserve its marketing margins, Eni will step up efforts to improve operational efficiency. We will further reduce our cost to serve for residential clients by 20% between 2008 and 2012, representing an annual reduction of 7% targeting euro 12.8 per customer by 2012 (euro 16.8 in 2008). To achieve this target, we plan to streamline	SUPPLY

Eni’s availability of natural gas derives from equity production and purchases under long-term supply contracts with the main producing countries, as well as access to all infrastructures in the LNG chain (regasification, liquefaction and shipping). Those assets provide Eni with a sound competitive advantage enhancing security, flexibility and continuity of supplies due to the diversification of sources, their origin and transport modes.
This advantage has been further strengthened by the acquisition of the Belgian company Distrigas which significantly increased Eni’s portfolio of long-term supplies for about 14.7 bcm/y from the Netherlands, Norway and Qatar (with an average residual duration of 14 years).

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Eni’s gas requirements are met by natural gas from a total of 12 countries, where Eni also holds upstream activities. The average life of our portfolio pre-existing to Distrigas is approximately 21 years. When fully operational in 2010, long-term supply contracts containing take-or-pay clauses will allow Eni to supply about 64.2 bcm/y. Eni’s supply portfolio pre-existing to Distrigas will be more diversified and less risky, given that Eni will depend from a single supplier for about 20-22% of total volumes purchased in 2012.
Expected developments in our LNG business will further strengthen operational flexibility and diversity of supply sources, also with the support provided by the integration with upstream activities. Furthermore, Eni can leverage on flexible contractual schemes to capture market opportunities, also taking account of Eni’s availability of an integrated system for transport and logistics. We have established sound relationships with producing countries which have proved to be key to effectively manage the gas business given the strategic value of supply security, diversification and flexibility.
In 2008 Eni’s supply requirements (104.23 bcm) were met for 7.7% with equity gas. Main gas volumes from equity production derived from: (i) Italian gas fields (7.5 bcm); (ii) the Wafa and Bahr Essalam fields in Libya linked to Italy trough the GreenStream pipeline. In 2008 these two fields supplied 3.2 bcm net to Eni; (iii) fields located in the British and Norwegian sections of the North Sea (2.3 bcm); (iv) other European areas (in particular Croatia with 0.6 bcm) Considering also the direct sales of the Exploration & Production division in Europe and the Gulf of Mexico and LNG supplied to the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 21 bcm representing 21% of total volumes available for sale.	terminal on the Western coast of Belgium. In 2008 the terminal was authorized to load gas carriers, allowing Distrigas to start its LNG export activity to very profitable markets.

Egypt
Eni, through its interest in Unión Fenosa Gas, owns a 40% interest in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG equal to a feedstock of 7 bcm/y of natural gas. In 2008, the Gas & Power segment withdrew 0.7 mmtonnes of LNG (approximately 1 bcm of natural gas) to be marketed in Europe. The partners of the project are assessing a project to expand the liquefaction capacity.

Spain
Eni through Unión Fenosa Gas holds a 21.25% interest in the Sagunto regasification plant, near Valencia, with a capacity of 6.7 bcm/y. At present, Eni’s capacity entitlements amount to 1.6 bcm/y of gas. A capacity upgrading plan has been sanctioned targeting a 0.8 bcm/y capacity increase by 2009. Eni through Unión Fenosa Gas also holds a 9.5% interest in the El Ferrol regasification plant, located in Galicia, that started operations in November 2007, with a treatment capacity of approximately 3.6 bcm/y, 0.4 bcm/y being Eni’s capacity entitlements.

USA
Cameron
Eni has an option to purchase from the U.S. company Sempra Energy a share of the regasification capacity of the Cameron plant, under construction on the banks of the Calcasieu River, approximately 15 miles south of Lake Charles in Louisiana. The capacity entitlement amounts to 6.5 bcm/y, equal to a 40% share of the total plant capacity for a duration of 20 years. Production start up is expected within 2009. This transaction will allow Eni to market the natural gas reserves that it is developing in North Africa and Nigeria.

Pascagoula
As part of an upstream project related to the monetization of our gas reserves in Angola, Eni has optioned for 20 years a share of the regasification capacity at the Pascagoula facility under construction in Mississippi, expected to start operations by 2011. The optioned capacity amounts to 5.8 bcm/y.

LNG

Eni is present in all phases of the LNG business: liquefaction, shipping, regasification and sale. The global development of this segment is a priority for Eni that plans to grow its presence in extra European markets, particularly in the USA, also to fully monetize its large gas reserve base.
Taking into account the contribution of the Distrigas acquisition and volumes of the E&P division, Eni targets sales of LNG of approximately 17 bcm by 2012 (12 bcm in 2008).
Eni’s main assets in LNG are:
Italy
Eni operates the only regasification terminal operating in Italy at Panigaglia (Liguria). At full capacity, this terminal can regasify 17,500 cubic meters of gas per day and input 3.5 bcm/y into the Italian transport network. Eni plans to increase the capacity of the Panigaglia plant from the current 3.5 bcm to 8 bcm in 2014. Work is expected to start in 2010.

Qatar
The acquisition of Distrigas allowed Eni to increase its development opportunities in the LNG businesses with the access to new supply sources mainly from Qatar, under a 20-year long agreement with RasGas (owned by Qatar Petroleum with a 70% interest and ExxonMobil with a 30% interest)[1] and to the Zeebrugge LNG

POWER

The results of power generation are reported within the gas and electricity marketing business segment as generation is considered ancillary to marketing.
Eni conducts its power generation activities at its operated sites of Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara. In 2008 production of electricity amounted to 23.33 TWh, down 2.16 TWh from 2007, or 8.5% due mainly to a decline in demand related to the negative market scenario. Total installed capacity was 4.9 GW at December 31, 2008.

In the medium-term Eni intends to complete its plan for expanding power generation capacity, targeting an installed capacity of 5.5 GW. At full capacity, production is expected to amount to approximately 29 TWh, corresponding to approximately 8% of electricity generated in Italy at that date.

(1)	RasGas is one of the most important integrated companies operating in the LNG business in the world.

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The development plan is underway at Ferrara site (Eni’s interest 51%), where in partnership with the Swiss Group EGL construction of two new 390 MW combined cycle units is nearing completion. Currently testing is underway and the relevant authorizations are pending with start up expected in early 2009. Eni has also planned the installation of a new 240 MW combined cycle unit at the Taranto site (current capacity 75 MW). Planned capital expenditures amount to euro 0.7 billion in addition to the euro 2.4 billion already invested until 2008.
New installed generation capacity uses the combined-cycle gas fired technology (CCGT), ensuring a high level of efficiency and low environmental impact. Management estimates that use of the CCGT technology on a production of 26.5 TWh reduces emissions of carbon dioxide by approximately 5 mmtonnes, as compared to emissions using conventional power generation technology. Eni is also assessing initiatives aimed at expanding its presence in the field of renewable and alternative energy sources, in particular with the construction of three photovoltaic power stations and one fuelled with biomass.

INTERNATIONAL TRANSPORT
Eni’s international transport system consists of capacity entitlements on an approximately 4,400-kilometer long network of high pressure pipes connecting production areas in Russia, North and West Africa, and the North Sea to Italy, crossing key European markets. Through its 50% - owned Blue Stream, a 774-kilometer long underwater pipeline, Eni is able to supply the fast-growing Turkish market.
Eni is implementing plans for upgrading its import pipelines from Russia, Algeria and Libya. In particular, we plan to increase the transport capacity of our international pipelines by 25 bcm, of which 90% is expected to come on stream within 2010.
The main upgrading projects relate to:
  TAG The pipeline 1,140-kilometer long is made up of three lines, each about 380-kilometer long, with a transport capacity of 37 bcm/y, and three compression stations. It carries Russian natural gas from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, the entry point to the Italian natural gas transport system. This facility is undergoing an upgrade project entailing the construction of two new compression stations in order to increase the transport capacity by 6.5 bcm/y from the current level of 37 bcm/y. A first portion of 3.2 bcm/y has started operating in October 2008. The second portion is expected to start operating in the fourth quarter of 2009. In 2008 the whole new capacity has been awarded to third parties following a transparent and non discriminatory procedure.
  GREENSTREAM. The pipeline started operations in October 2004 and carries to Italy the Libyan gas produced at our operated fields of Wafa and Bahr Essalam. It is 520-kilometer long with a transport capacity of 8 bcm/y and crosses underwater the Mediterranean Sea from Mellitah to Gela in Sicily, the entry point to the Italian natural gas transport system. Eni intends to upgrade the transport capacity of this pipeline to 11 bcm/y with full capacity available from 2012.
  TTPC. The pipeline 740-kilometer long is made up of two lines each 370-kilometer long with a transport capacity of 33.2 bcm/y and five compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. In 2008 the transport capacity of this facility has been increased by 6.5 bcm/y. A first portion of 3.2 bcm/y came on line on April 1, 2008, while the second portion of 3.3 bcm/y started operations in October 2008. The whole new capacity has been awarded to third parties.

GAS TRANSPORT INFRASTRUCTURE
Eni is also assessing: (i) upgrading projects relating to its import trunk-lines from the Netherlands and Norway (TENP and Transitgas pipelines); and (ii) the South Stream project in partnership with Gazprom. The project contemplates laying of a new pipeline for importing gas from Russia to Europe. The South Stream pipeline is expected to be composed by two sections: (i) an offshore 900- kilometer long section crossing the Black Sea from the Russian coast at Beregovaya (the same starting point of the Blue Stream pipeline) to the Bulgarian coast at Varna. It will be laid reaching water depths of more than 2,000 meters; (ii) an onshore section for which two options are currently being evaluated: one envisages crossing Serbia and Hungary to connect to existing trunk-lines from Russia; another section pointing South West crossing Greece and Albania then linking to the Italian network. Eni and Gazprom will carry out the project using the most advanced technologies in full respect of the strictest environmental criteria.

Eni operates the widest European network of integrated infrastructures for transporting natural gas, which connects key final markets with the main producing areas (North Africa, Russia and the North Sea). In Italy Eni operates virtually all the national transport network and can count on an extended system of local distribution networks servicing retail markets. The availability of regasification capacity in Italy and the Iberian Peninsula coupled with a significant storage capacity ensures a high level of operating flexibility. These assets represent a significant competitive advantage. Over the next four years, Eni plans to invest approximately euro 7 billion in order to upgrade its infrastructures, mainly the Italian transport and distribution networks, in view to improve the level of supply diversification and security also to cope with expected growth in the European gas demand. A further euro 0.7 billion will be invested to upgrade storage assets.

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REGULATED BUSINESSES IN ITALY
Domestic gas transport, distribution and storage businesses are fully regulated activities implying guaranteed returns and a low risk profile, thus mitigating Eni’s exposure to the macroeconomic and commodity cycles. These businesses are also subject to the unbundling regulation whereby Eni’s management is forbidden from interfering in the decision-making process of these businesses. In the next four years, Eni plans to invest approximately euro 7 billion to develop infrastructures in the regulated businesses.

Transport and distribution
The Italian natural gas transport network operated by Eni extends for 31,474 kilometers and comprises:

  A national transport network extending over 8,779 kilometers, made up of high pressure trunk-lines mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with regional transport networks.
  A regional transport network extending over 22,695 kilometers, made up of smaller lines and allowing the transport of natural gas to large industrial complexes, power stations and local distribution companies in the various local areas served.
  In 2008, volumes of natural gas input in the national grid (85.64 bcm) increased by 2.36 bcm from 2007, up 2.8%, mainly due to higher volumes of natural gas input to storage for the rebuilding of stocks in summer months as a result of higher off-takes related to higher seasonal sales registered in the first months of the year. Eni transported 33.84 bcm of natural gas on behalf of third parties.

Over the next four years, we will upgrade our domestic transport network in order to match the expected increase in transport capacity of the main import pipelines to Italy, including a project for building the Italian section of a new pipeline importing gas from Algeria to Italy via Sardinia and the Tyrrhenian sea. Planned capital expenditures amount to euro 4.3 billion in the next four years. Due to regulatory mechanisms, these capital projects bear preset rates of return, thus contributing to reduce the risk profile of Eni’s capital expenditure plan. We also plan to boost earnings of this regulated activity by continued efforts in improving operational efficiency.

Eni engages in the distribution activity in Italy which involves the delivery of natural gas to residential and commercial customers, serving 1,318 municipalities through a low pressure network consisting of approximately 49,000 kilometers of pipelines supplying 5.6 million customers and distributing 7.3 bcm in 2008. In the medium-term, Eni plans to invest approximately euro 1 billion to develop its market and improve efficiency and quality of services rendered, and to develop and upgrade its distribution networks. Our aim to 2012 is to serve 4.8 million clients and increase distributed volumes to 6.8 bcm, not including the contribution of the gas distribution network in the Rome area (negotiations for its divestment are underway).
In the distribution business, Eni will focus on improving efficiency and reaping economies of scale, while at the same time enhancing the quality of service. Also the distribution activity is a fully regulated business with a preset return on capital employed.

Storage
Following the 100% divestment of Stogit to Snam Rete Gas, Eni will strengthen its position in the European gas market leveraging on the value of its unique integrated regulated business.
Italian regulated storage services are provided through eight storage fields, with a modulation capacity of 8.6 bcm. In addition, we are developing non-regulated storage assets elsewhere in Europe.
Eni considers the development of gas storage facilities as a core element of the gas business. Gas storage capacity provides flexibility to match gas demand in peak periods, thereby contributing to the optimization of the gas supply portfolio. In this context, the partnership with Hewett Unit in the Tullow project (for further detailed information see E&P report above) represents another strategic stage in the process of strengthening Eni’s leadership in the European storage business. The expected capital expenditure program of euro 0.7 billion will fuel the development of the Hewett project, starting in 2011. This will leverage on our unique combination of E&P, G&P and storage competences. The additional storage capacity will be ideally located to complement Eni’s production, sales and trading activities in Europe and will further enhance the flexibility of our portfolio in serving the most valuable customer segments.

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KEY PERFORMANCE INDICATORS	2006	2007	2008
Net sales from operations (a)	(million euro)	38,210	36,401	45,083
Operating profit		319	729	(1,023)
Adjusted operating profit		790	329	566
Adjusted net profit		629	319	510
Capital expenditures		645	979	965
Adjusted capital employed, net at year end		5,766	7,149	8,260
Adjusted ROACE	(%)	10.7	5.0	6.4
Refinery throughputs on own account	(mmtonnes)	38.04	37.15	35.84
Conversion index	(%)	57	56	58
Balanced capacity of refineries	(kbbl/d)	711	748	737
Retail sales of petroleum products in Europe	(mmtonnes)	12.48	12.65	12.67
Service stations in Europe at period end	(units)	6,294	6,440	5,956
Average throughput per service station in Europe	(kliters)	2,470	2,486	2,502

(a)	Before elimination of intragroup sales.

2008 HIGHLIGHTS

In 2008 adjusted net profit was up euro 191 million to euro 510 million, or 59.9%, mainly due to a better operating performance. Refining activity benefited from higher realized margins as the trading environment improved during the year. Marketing activities reported higher results due to a recovery in margins and a higher market share in retail sales, especially in Italy.

Return on average capital employed on an adjusted basis was 6.4%, up from 2007 (5%).

Capital expenditures totaled euro 965 million and related mainly to projects designed to improve the conversion rate and flexibility of refineries and upgrade the refined product retail network in Italy and in the rest of Europe.

Refining throughputs on own account in Italy and outside Italy (35.84 mmtonnes) declined by about 1.31 mmtonnes from 2007, down 3.5%. Volumes processed in Italy decreased by 6.3% due to planned and unplanned refinery downtime at the Taranto, Venice and Gela plants as well as lower volumes at the Livorno refinery due to a challenging refining environment in the first half of the year. The increase recorded outside Italy was mainly due to higher capacity entitlements at Ceska Rafinerska following the purchase of an additional ownership interest made in 2007 partly offset by lower volumes in Germany.

Retail market share in Italy was 30.6%, increased by 1.4 percentage points from 2007 mainly due to marketing activities ("Iperself" sales and fidelity programs). Retail sales amounted to 8.81 mmtonnes increasing by 2.2% in spite of a decline in domestic consumption (down 2.5%).

Retail sales of refined products in the rest of Europe (3.86 mmtonnes) were down 4.2% particularly in the Iberian Peninsula, due to the disposal of downstream activities to Galp, and in Germany. Retail sales of refined products in the rest of Europe, excluding expected divestments, increased by 45 ktonnes, or 1.4%.

Divestment of Agip España to Galp Energia SGPS SA
On October 2008, Eni completed the divestment of the entire share capital of the subsidiary Eni Agip España to Galp Energia SGPS SA following the exercise of a call option in October 2007, pursuant to agreements among Galp’s shareholders. The divested asset includes 371 service stations as well as wholesale marketing activities of oil products located in the Iberian Peninsula.

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In the next four years the implementation of these strategies will be supported by a capital expenditure program of approximately euro 2.8 billion mainly targeting the most competitive of our refineries by means of projects designed to increase plant complexity and middle distillate yields, also leveraging on the industrial application of the proprietary EST technology.
Significant expenditures are expected to be deployed to improve quality standards of Eni’s retail operations in Italy, by increasing the offer of non oil products and upgrading the outlets, and develop the market share in selected European markets.
Efficiency actions target cost savings of euro 150 million by 2012 and will address fixed costs and energy consumption.

STRATEGIES

Eni is leader in the refining business in the Mediterranean area and the fourth largest operator in Europe.
In the marketing of refined products we are leaders in Italy with a market share of 30.6% and we hold a solid competitive position in a number of European markets where we can leverage on our strong retail franchise and synergies with our supply operations.
Eni’s refining and marketing operations are efficiently integrated and supported by significant logistic assets to maximize cost efficiencies and deliver appreciable returns on capital employed. The competitive advantages of the business are integration with upstream operations, refinery know-how, brand awareness, customer loyalty and the ability to develop innovative fuels.
Eni’s key medium-term objective is to enhance the profitability of its downstream oil business targeting a euro 400 million increase in EBIT from 2008, assuming a constant trading environment. We also plan to achieve a positive free cash flow as early as 2010 based on the projected improvement in profitability coupled with a planned reduction in our capital expenditures requirements.
The strategic guidelines to achieve this objective are the following:
  Upgrade the refining system through a focused capital program
  Grow the market share in Italy
  Enhance operational efficiency

REFINING	optimize our refining capacity in Italy through the divestment of the weakest assets and lower our break-even. Expenditures will be focused on upgrading the conversion capacity of refineries and developing the capability to produce the cleaner fuels that meet the requirements of our customers and European regulations. Specifically, we plan to build new hydrocracking units at our best refineries; increase our conversion index to 65% and achieve a middle distillate yield of 45%, more than double the yield in gasoline and the ability to process a wider range of feedstock, in order to:
  Promptly respond to a market characterized by extreme volatility of demand;

INDUSTRY TRENDS
We expect that the refining environment will be challenging over the next four years. The current economic downturn will severely affect demand for fuels. In addition profitability in the refining business will be hit by the coming on stream of new capacity and upgrading of existing plants started during the upward leg of the cycle as well as continuing efficiency improvements and increasing use of bio-fuels.
Against this backdrop, we plan to execute a selective capital expenditures programme,

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REFINING SYSTEM IN 2008
Ownership share (%)	Distillation capacity (total) (kbbl/d)	Distillation capacity (Eni’s share) (kbbl/d)	Primary balanced refining capacity (Eni’s share) (kbbl/d)	Conversion index (%)	Fluid catalytic cracking - FCC (kbbl/d)	Residue conversion (kbbl/d)	Go-Finer (kbbl/d)	Mild Hydro- cracking/ Hydro- cracking (kbbl/d)	Visbreaking/ Thermal cracking (kbbl/d)	Coking (kbbl/d)	Distillation capacity utilization rate (Eni’s share) (%)	Balanced refining capacity utilization rate (Eni’s share) (%)
100% owned refineries		685	685	544	60.3	69	22	37	29	89	47	82	94
Italy
Sannazzaro	100	223	223	170	50.9	34			29	29		73	99
Gela	100	129	129	100	144.8	35		37			47	82	101
Taranto	100	120	120	110	64.6		22			38		97	79
Livorno	100	106	106	84	11.4							88	102
Porto Marghera	100	107	107	80	20.2					22		79	86
Partially owned refineries (a)		874	245	193	49.7	163	25		99	27		77	98
Italy
Milazzo	50	248	124	80	73	41	25		32			68	99
Germany
Ingolstadt/Vohburg/ Neustadt (Bayernoil)	20	215	43	41	34	49			43			93	95
Schwedt	8.33	231	19	19	41.8	49				27		98	102
Czech Republic
Kralupy and Litvinov	32.4	180	59	53	29.6	24			24			86	80
Total refineries		1,559	930	737	57.6	232	47	37	128	116	47	81	95

(a)	Capacity of conversion plant is 100%.

  Rigorously respect environmental regulations;
  Steadily improve margins as a result of efficiency improvements and increasing yields of high-value products;
  Leverage on synergies deriving from higher integration with our upstream and downstream petrochemicals operations;
  Optimize processed feedstock costs.

OUR ASSETS
Eni’s refining system in Italy is composed of five wholly-owned refineries and a 50% interest in the Milazzo refinery in Sicily. Eni’s refining strategy is to own and operate strategically advantaged refineries that benefit from vertical integration with our upstream and marketing operations and geographic location. At 2008 year end, Eni’s balanced refinery capacity amounted to approximately

36.8 mmtonnes (equal to 737 kbbl/d). Refinery throughputs on own account were 35.84 mmtonnes, representing a decrease of 1.31 mmtonnes from a year earlier, or 3.5%, due to planned and unplanned refinery downtime at the Taranto, Venice and Gela plants, as well as lower volumes at the Livorno refinery due to a challenging refining environment in the first half of the year.
Eni’s refineries are among the most complex in Europe. At 2008 year end, our conversion index was 58% and enables our plants to process heavy sour grades of crude and other challenging feedstock to obtain valuable products. This represents a cost advantage as these raw materials are typically discounted in the market place. In 2008, approximately 59% of our processed volumes was represented by low-quality feedstock.

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Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic positioning with respect to end markets and the integration with Eni’s other activities. Our capital expenditures plan for the next four years will target mainly the Sannazzaro, and Taranto refineries by completing ongoing upgrading projects.

SANNAZZARO: with a balanced refinery capacity of 170 kbbl/d and a conversion index of 50.9% is one of the most efficient refineries in Europe. Located in the Po Valley, it supplies mainly markets in North-Western Italy and Switzerland. The high degree of flexibility of this refinery allows it to process a wide range of feedstocks. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genova terminal with French speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), a hydro-cracker (HDCK) middle distillate conversion unit and a visbreaking thermal conversion unit with a gasification facility using the heavy residue from visbreaking (tar) to produce syngas to feed the nearby EniPower power plant at Ferrera Erbognone.
A significant conversion capacity and flexibility upgrading program is ongoing in order to transform it in a world class plant. A high pressure hydrocracking unit with a processing capacity of 28 kbbl/d is under construction with expected start-up in 2009. In addition Eni plans to develop a conversion plant employing the Eni Slurry Technology with a 23 kbbl/d capacity for the processing of extra heavy crude with high sulphur content producing high quality middle distillates and reducing the yield of fuel oil to zero. Start-up of this facility is scheduled in 2012.

TARANTO: with a balanced refinery capacity of 110 kbbl/d and a conversion index of 64%, this refinery can process a wide range of crudes and other feedstocks. It mainly produces fuels for automotive use and residential heating purposes for the Southern Italian markets. Besides its primary distillation plants and relevant facilities, including two units for the desulphurization of middle distillates, this refinery contains a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant for the conversion of high sulphur content residues into valuable products and catalytic cracking feedstocks. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2008 a total of 2.3 mmtonnes of this oil were processed).	A new hydrocracking unit with a capacity of 17 kbbl/d is expected to start production in 2009. Eni’s plan to upgrade the conversion capacity of this refinery will enable to extract value from fuel oil and other semi-finished products currently exported.

In Germany Eni holds an 8.3% interest in the Schwedt refinery and a 20% interest in BAYERNOIL, an integrated pole that included the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70 kbbl/d mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.
In 2008 the restructuring of the whole complex was completed with the closing down and divestment of the Ingolstadt site, the construction of a new hydrocracker with a capacity of

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approximately 2 mmtonnes/y (40 kbbl/d), the revamping other assets (in particular a reformer and a hydrofiner) and the shutting-down of a topping unit in Neustadt. The project completed in 2008 aimed at increasing middle distillate yields and reducing the production of gasoline.

OPERATIONAL EFFICIENCY AND ENVIRONMENTAL PERFORMANCE
Eni has long pursued high levels of operational efficiency and environmental performance at its refineries. Energy consumption of our processes per unit of production has shown a steadily decreasing trend for many years to date. This is particularly noticeable as in recent years we have significantly increased refinery yields of middle distillates and cleaner fuels which require higher per unit energy consumption. In 2008 our energy saving initiatives enabled our refineries to reduce GHG emissions by 80 ktonnes/y from a year earlier. Over the next four years, we plan to implement a number of initiatives to achieve a structural reduction in emissions of approximately 127 ktonnes/y once interventions have been finalized.
Eni’s refineries in Italy have production systems fully compliant with standards provided for by the ISO 14001 International Certification; the Taranto, Venice, Livorno and Sannazzaro refineries are also compliant with the stricter Environmental Management & Audit Scheme (EMAS) requirements recognized by the European Union.

aims to enhance the efficiency of logistic operations by: (i) centralizing the handling of products flows on a single platform enabling real time monitoring; (ii) introducing more efficient operating modes in the collection and delivery of orders with the aim of reducing unit delivery costs.
In addition, through Galp, Eni owns 6 storage sites in the Iberian Peninsula and a 5% interest in CLH, a the Spanish logistics system.

MARKETING
LOGISTICS
In fuel retail marketing in Europe, Eni expects increased competition especially in premium products and non oil services. In a context of slow dynamics of fuel consumption reflecting the negative economic scenario, Eni intends to cope with price competition by: (i) improving the quality of its commercial offer implementing higher service standards and recovering operating efficiency; (ii) acting to improve client retention; (iii) introducing innovative solutions in its marketing activities.
We will further grow our Italian market share to 32% through loyalty programmes and an extended range of non oil services. Abroad, we will focus on three countries: Germany, Switzerland and Austria, where we enjoy significant advantages in terms of supply, logistics and brand awareness.

Eni is leader in storage and transport of petroleum products in Italy with its logistical integrated infrastructure consisting of 21 directly managed storage sites and a network of petroleum product pipelines.
Eni holds interests in five joint entities established by partnering the major Italian operators.
In 2008 Eni implemented an integrated logistic model (hub model) made up of five main areas in Italy and including all Eni logistic facilities among which refining ones. This new model

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RETAIL - ITALY
Eni is leader in the retail marketing of refined product. We plan to strengthen our competitive positioning in Italy by upgrading our outlets to attain European standards of quality and services. Eni intends to leverage on marketing initiatives aimed at strengthening clients loyalty, develop the offer of premium products and develop innovative non oil formats. A strong focus will be devoted to pursue high levels of operating efficiency.
In the next four years, Eni plans to invest in the construction, upgrading and restructuring of its plants, increasing the number of "Iperself" and fully automated service stations as well as complying with applicable environmental standards and regulations.

PREMIUM PRICE PRODUCTS
Eni plans to continue innovating in the field of fuels, leveraging on the know-how gained by producing and marketing Eni’s "Blu" line (BluSuper and BluDieselTech), high performance and low environmental impact fuels.
In 2008, premium product sales declined due to sensitivity of demand to prices in an environment of economic downturn and high fuel prices on average. Sales of BluDiesel and its reformulated version BluDieselTech amounted to 583 ktonnes (677 mmliters), declining by 152 ktonnes from 2007 and represented 10.6% of gasoil sales on Eni’s retail network. At year-end, service stations marketing BluDiesel totaled 4,095 units (4,065 in 2007) covering approximately 93% of Eni’s network.
Retail sales of BluSuper amounted to 78 ktonnes (91 mmliters) and decreased by 20 ktonnes from 2007 and covered 2.5% of gasoline sales on Eni’s retail network. At year end, service stations marketing BluSuper totaled 2,631 units (2,565 at December 31, 2007), covering approximately 60% of Eni’s network.

RETAIL - OUTSIDE ITALY
Eni engages in marketing activities in Europe, particularly in Austria with a 7% market share, Hungary with 11.6%, the Czech Republic with 11.4%, Slovakia with 10.2%, Switzerland with 6.4%, Germany with 3.8%.
Growth outside Italy will continue to be selective and aimed at strengthening Eni’s competitive position in key markets, based on the competitive advantage provided by synergies in supply, logistics and brand awareness.
Eni intends to focus on the German, Swiss and Austrian markets where it targets to increase its market share.

In 2008 retail volumes of fuels marketed in the rest of Europe totaled 3.86 mmtonnes, down 170 ktonnes or 4.2% from 2007 mainly in the Iberian Peninsula related to the sale of downstream activities to Galp and in Germany. This decline was offset in part by higher sales in the Czech Republic, Slovakia and Hungary as a result of the purchase service stations finalized in the fourth quarter of 2007.
At December 31, 2008 Eni’s retail marketing network in the rest of Europe was represented by 1,547 service stations, 503 less from December 31, 2007 (2,050 service stations) as a result of: (i) the sale of 371 service stations to Galp in the Iberian Peninsula; (ii) the negative balance of opening and closing lease contracts amounting to a decline of 135 service stations adding the positive balance in Switzerland and Hungary to the negative balance in Germany; (iii) the shutdown of 17 low throughput service stations; (iv) the purchase of 15 service stations; (v) the opening of 5 new service stations. Average throughput (2,577 liters) was substantially stable. Non oil activities in the rest of Europe are carried out under the "CiaoAgip" brand name in 1,032 service stations, of these 325 are in Germany and 168 in France with a 67% coverage of the network and a virtually complete coverage of owned stations.

WHOLESALE AND OTHER BUSINESS

Fuels
Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers). Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports.
Customer care and product distribution is supported by a widespread commercial and logistical organization present all over Italy and articulated in local marketing offices and a network of agents and concessionaires.

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In 2008 volumes marketed on the wholesale market in Italy were approximately 11.15 mmtonnes up 0.60 mmtonnes from 2007, or 0.5%, mainly reflecting an increase in bunker and fuel oil sales. Sales volumes on wholesale markets outside Italy were 4.82 mmtonnes, up approximately 430 ktonnes from 2007, or 9.8%, mainly due to the growth in the Czech and Swiss markets, offset by declines in Spain, Austria, France and Germany. Eni also markets jet fuel directly at 46 airports, of which 27 in Italy. In 2008, these sales amounted to 2.4 mmtonnes (of which 1.9 mmtonnes in Italy).
Eni is active also mainly in the international market of bunkering, marketing marine fuel in 40 ports, of which 23 in Italy. In 2008 marine fuel sales were 2.4 mmtonnes (2.3 mmtonnes in Italy). Other sales were 21.36 mmtonnes of which 19.66 mmtonnes referred to sales to oil companies and traders, and 1.70 mmtonnes supplies to the petrochemical sector.

LPG
In Italy Eni is leader in LPG production, marketing and sale with 566 ktonnes sold for heating and automotive use equal to a 17.8% market share. Additional 234 ktonnes of LPG were marketed through other channels mainly to oil companies and traders.

Lubricants
Eni operates 7 (owned and co-owned) blending plants, in Italy, Europe, North and South America and the Far East. With a wide range of products composed of over 650 different blends, Eni masters international state of the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing).

Oxygenates
Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells approximately 2 mmtonnes/y of oxygenates mainly ethers (approximately 10% of world demand) and methanol (approximately 1.5% of world demand).
In 2008 Eni started distributing bio-ETBE (Bio-Ethyl-Ter-Butyl- Ether) on the Italian market in compliance with the new legislation indicating the minimum content of bio-fuels. Bio-ETBE is an MTBE-alike product that has acquired a preeminent position in the formulation of gasoline in the EU.
The world ETBE market in 2008 is estimated 2.2 mmtonnes, at present limited to European Union and Japan.

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PROMOTIONAL ACTIONS

SUSTAINABILITY
In line with the energy efficiency program called Eni30PERCENTO promoted by Eni, sustainability actions aimed at alerting Italian motorists on the issues of energy savings, road safety and protection of the environment have been carried out.

YOU&AGIP
Eni continued its "You&Agip" promotional programme designed to boost customer loyalty to the Agip brand launched in March 2007. The three-year long initiative offers prizes to customers in proportion to purchases of fuels and convenience items at Agip stores as well as at certain partners to the programme. At every purchase points are credited to a fidelity card.
Active cards were about 3 million per month. Volumes of fuel marketed under this initiative represented approximately 46% of total volumes marketed on Eni’s service stations joining the programme, and 44% of overall volumes marketed on the Agip network.
Amounts purchased under the "You&Agip" program, averaged 33 liters, as compared to the 29 liters of the preceding do-it-yourself campaign.
TRAFFIC BUILDER PROMOTION
As a complement to its new "You&Agip" promotional strategy, in 2008 short-term promotional actions have been carried out aimed at attracting new customers to be later included in the long-term loyalty program.

IPERSELF
In 2008, Eni revamped its "Iperself" promotional campaign, which provides a euro 0.06 discount per liter to customers purchasing fuel in self service stations during closing hours. Supported by other marketing activities this initiative allowed to achieve higher sales and a higher market share in retail marketing even in an environment characterized by a steep decline in domestic demand.

ROUTEX MULTICARD
The Routex Multicard paying card targets professional transport (transporters and car fleets) and provides users with services ranging from delayed payment to discounts on fuel prices, centralized invoicing, reports on consumption and distances covered, in addition to toll paying in highways. This initiative aims at gaining loyalty from customers across Europe as the card can be used in Italy on all Agip branded service stations and, in its international version, on the service stations of all members of the Routex consortium (Aral, BP, OMV and Statoil). In 2008 volumes bought with this card in Agip service stations represented approximately 13% of total sales in Italy and 12% in Europe.

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KEY PERFORMANCE INDICATORS	2006	2007	2008
Net sales from operations (a)	(million euro)	6,979	8,678	9,176
Operating profit		505	837	1,045
Adjusted operating profit		508	840	1,041
Adjusted net profit		400	658	784
Capital expenditures		591	1,410	2,027
Adjusted ROACE	(%)	12.8	17.1	16.8
Orders acquired:	(million euro)	11,172	11,845	13,860
- Offshore construction		3,681	3,496	4,381
- Onshore construction		4,923	6,070	7,522
- Drilling offshore		2,230	1,644	760
- Drilling onshore		338	635	1,197
Order backlog:		13,191	15,390	19,105
- Offshore construction		4,283	4,215	4,682
- Onshore construction		6,285	7,003	9,201
- Drilling offshore		2,247	3,471	3,759
- Drilling onshore		376	701	1,463

(a)	Before elimination of intragroup sales.

2008 HIGHLIGHTS

Adjusted net profit was euro 784 million, up euro 126 million from a year earlier, or 19.1%, reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.

Return on average capital employed calculated on an adjusted basis was 16.8% in 2008, down from 2007 (17.1%).

Orders acquired amounted to euro 13,860 million, up euro 2,015 million from 2007, or 17%, in particular in onshore and offshore activities.

Order backlog at December 31, 2008 stood at a record level of euro 19,105 million (euro 15,390 million at December 31, 2007).

Main activity areas were North Africa (26%), West Africa (21%) and America (13%).

Capital expenditures amounted to euro 2,027 million in 2008, up euro 617 million from 2007, or 43.8%, due mainly to the upgrading of the construction and drilling fleet.

In February 2008, Saipem, as part of its announced plan to dispose of non core assets, reached an agreement with Hellman & Friedman to sell its 30% interest in Gaztransport & Technigaz SA (GTT), a company operating in the segment of construction of LNG tankers for ships, for a total value of euro 310 million.

STRATEGIES

Eni operates in engineering, construction and drilling both offshore and onshore for the oil & gas industry through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest	is 43%). Saipem boasts a leading position in the relevant market leveraging on technological and operational skills mainly in frontier areas, harsh environments and complex projects, as

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well as on engineering and project management capabilities and ownership or availability of necessary technologies and also on its integration with Snamprogetti.

In spite of a weaker scenario in the oil industry worldwide and the uncertainty of the changed economic context, Saipem plans to continue consolidating its leadership in onshore and offshore markets, completing the expansion of its construction and drilling fleet.

Saipem plans to achieve these objectives implementing the following strategic guidelines:

  To maximize the efficiency in all business areas with the aim in particular to maintain top execution and security standards, optimize the utilization rate of the fleet, preserve competitive supply costs and increase structure flexibility in order to mitigate the effects of negative business cycles.
  To consolidate the Company’s competitive position in large offshore and onshore projects for the development of hydrocarbon fields strengthening at the same time its market share in the strategic segments of deepwater, FPSO, heavy crude upgrading and gas monetization.
  To promote local content in terms of employment of local contractors and assets in strategic countries where large projects are carried out supporting the development of delocalized logistic hubs and construction yards when requested by clients in order to achieve a long-term consolidation of its market position in those countries.
  To leverage on the capacity to execute internally more phases of large projects on an EPC and EPIC basis, pursuing better control of costs and terms of execution adapting with flexibility to clients’ needs, thus expanding the Company’s value proposition.
  To complete the expansion and revamping programme of its construction and drilling fleet in order to confirm the Company’s leading position in the segment of complex projects with high profitability.

Saipem expects to invest approximately euro 3.9 billion over the next four years to further expand the geographical reach and operational features of its world-class fleet as well as to support the activities related to the execution of projects in portfolio and the acquisition of new orders.

BUSINESS AREAS	These investments will allow the upgrading of operational capabilities in the deepwater and in sub Arctic contexts. Investments will also regard the upgrading of yards and related equipment and facilities and the creation of local construction centers to support the execution of important projects.
In 2008, revenues of the offshore construction segment were euro 3,818 million, accounting for 42% of total revenues. Contribution from operations of euro 611 million, increased by euro 103 million from 2007, representing 50% of total contribution from operations. In particular, this increase reflected higher levels of activity in Kazakhstan and North Africa.

Among the major orders acquired in 2008 were:

  A contract for Nord Stream AG for laying the Nord Stream gas pipeline constituted by a twin natural gas pipeline that will link Russia and Germany across the Baltic Sea. Overall capacity of about 55 bcm/y will be reached when both lines are operational;
  An EPIC contract for Elf Petroleum Nigeria Limited (Total) for the construction and installation of underwater pipelines and related facilities connecting the Usain offshore oil field to an FPSO unit (Floating Production Storage Offloading);

OFFSHORE CONSTRUCTION
Saipem boasts a strong competitive position in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a world-class fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the market (among the main acquisitions conducted over the recent years, Bouygues Offshore is worth mentioning).
Saipem intends to consolidate its market share strengthening its EPIC oriented business model and leveraging on its satisfactory long-term relationships with the major oil companies and NOCs.
Higher levels of efficiency and flexibility are expected to be achieved by outsourcing the management of EPC projects (EPC hub in India) and non core engineering activities in cost efficient areas reaching economies of scale in its engineering hubs and employing local resources in contexts where this represents a competitive advantage, directly managing offshore construction processes through the creation of a large construction yard in South-East Asia and revamping/upgrading its construction fleet.
Over the next four years, Saipem will significantly invest in the upgrading of its world-class fleet, by building a pipelayer (CastorOne), a field development ship for deepwater (FDS 2) and other supporting assets for offshore activity.

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  A contract for OLT Offshore LNG Toscana for the FSRU (Floating, Storage and Regasification Unit) of the LNG terminal of Livorno through the conversion of a gas carrier ship moored offshore Tuscany into a floating, storage and regasification unit. The FSRU will have a storage capacity of 137 kcm of LNG and a production capacity of 3.75 bcm/y of natural gas.

ONSHORE CONSTRUCTION
Saipem operates in the construction of plants for hydrocarbon production (extraction, separation, stabilization, collection of hydrocarbons, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). Saipem intends to capture opportunities arising from the market, both in the plants and pipeline segment, by leveraging on its solid competitive position in the strategic areas of Middle East/Caspian Area, North and West Africa and Russia. In 2008, leveraging on its distinctive know-how in the gas monetization segment, Saipem has been awarded for the first time the role of main contractor for the construction of a large gas liquefaction plant in Algeria, asserting its reputation as an integrated player, capable of managing large and complex turnkey projects in the high tech market of LNG.

In 2008, revenues of the onshore construction segment were euro 4,462 million accounting for 49% of total revenues. Contribution from operations increased by euro 16 million to euro 341 million from a year earlier mainly related to better contractual conditions and improved operating performance.

Main orders acquired in 2008 related to:

  An EPC contract for Sonatrach for the construction of a single-train gas liquefaction plant, with a capacity of 4.7 mmtonnes/y of LNG near the Algerian city of Arzew;
  An EPC contract for Saudi Aramco for the construction of three gas/oil separation trains (GOSP, Gas Oil Separation Process) as part of the Manifa Field Development Program to increase the production capacity of Saudi Arabia by 900 bbl/d;

  An EPC contract for Sonatrach for the construction of three LPG production trains with a total capacity of 8 mmcm/d as part of the development of the Hassi Messaoud field in Algeria;
  An EPC contract for Total Exploration and Production Nigeria Limited for the upgrade of OML 58 Block through the revamping of the existing Flow Station and the construction of a new gas treatment train in order to increase gas production to 17.5 mmcm/d.

OFFSHORE DRILLING
Saipem is the only engineering and construction contractor that provides also offshore and onshore drilling services to oil companies. In the offshore drilling segment Saipem mainly operates in West Africa, North Sea, Mediterranean Sea and Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling holes at a maximum depth of 9,200 meters.
In order to better meet industry demands, Saipem is finalizing an upgrading programme of its drilling fleet providing it with state-of-art rigs to enhance its role as high quality player capable of operating also in complex and harsh environments.
In particular, over the next four years Saipem intends to build: (i) the Scarabeo 8 and 9, new generation semi-submersible platforms, to be employed in drilling operations in the deep-water of the Barents Sea and in the Gulf of Mexico, respectively, initially for Eni; (ii) the Perro Negro 6 jack-up to conduct operations in shallow waters; (iii) the new S12000 drilling ship to perform operations in West Africa for Total.
In parallel, significant investments are planned to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients needs and purchase of support equipment).
In 2008, revenues were euro 472 million, accounting for 5% of total revenues. Contribution from operations amounted to euro 188 million, up euro 33 million compared to 2007. This increase was supported by higher activity levels of the Scarabeo 3 semi-submersible platform and the Perro Negro 2 jack-up, as well as the beginning of activity of the Perro Negro 7 jack-up and higher tariffs.

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The most significant contracts awarded during the period include:
  A 5-year extension of the contract for the use of the Scarabeo 7 semi- submersible platform in West Africa for Eni;
  A 2-year extension of the contract for the use of semi-submersible platform Scarabeo 3 in Nigeria for Addax Petroleum;
  A 12-month contract extension for the use of the Scarabeo 6 semi-submersible platform in Egypt for Burullus Gas Co.

ONSHORE DRILLING
Saipem operates in this area as main contractor for the major international oil companies and NOCs executing its activity mainly in South America, Saudi Arabia, North Africa and, at a lower extent, in Europe. In this areas Saipem can leverage on its knowledge of the market, long-term relations with customers and synergies and integration with other business areas.
Saipem boasts a solid track record in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.

In 2008, revenues of the onshore drilling segment were euro 424 million, accounting for 4% of total revenues. Contribution from operations came in at euro 86 million, up euro 22 million compared to 2007, reflecting higher levels of activity in particular in South America.

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2006	2007	2008
Employees in Italy at year-end	(units)	39,765	39,427	39,480
of which: women		7,124	7,216	7,326
Employees outside Italy at year-end	(units)	33,807	36,435	39,400
of which: women		3,660	3,904	4,938
Employees in research and development activities (at year end)	(units)	1,160	1,082	1,098
Injury frequency rate (accidents per million hours worked)	(No.)	2.45	1.94	1.45
Injury severity rate (days of absence per thousand hours worked)	(No.)	0.07	0.07	0.05
Number of oil spills	(No.)	230	368	378
Volumes of oil spills due to accidents	(bbl)	6,151	6,729	5,057
Volumes of oil spills due to sabotages	(bbl)	7,014	2,608	1,967
GHG emissions	(mmtonnes CO2eq)	61.36	67.44	62.40
Applications for patents	(No.)	39	69	96
Research and development costs	(million euro)	220	208	217
Cost incurred for safety	(million euro)	394	468	440
Environmental expenditures	(million euro)	1,160	1,063	1,081

Sustainability is an integral part of Eni’s culture and represents the engine of a process of continuous internal improvement. Eni’s actions are focused on empowering people, contributing to the development and welfare of communities where it operates, preserving the environment, investing in R&D, pursuing energy efficiency and mitigating the risks of climate change.
As a result of Eni’s renewed commitment to sustainability, in 2008 Eni was recognized as the world’s most sustainable company in the oil and gas sector among the companies included in the Dow Jones Sustainability Index, entered the Dow Jones Sustainability Index STOCC and remained in the FTSE4 Good Index and in the CDP6 Carbon Disclosure Leadership Index (CDP6).

In 2008 our environmental and social performance was remarkable. Our safety parameters are at or in proximity of historical lows. In the year we contributed approximately euro 86.5 million for promoting local development and we steadily improved the energy efficiency of our refineries. We continued to make progress on projects in advanced solar technology that makes use of organic materials, geological sequestration and bio-fixation of CO2, and development of bio-fuels. We launched a number of company initiatives designed to better motivate and improve the wellbeing of all our employees.
In the next four years, we will strive to improve the sustainability of our activities through our commitment to research and innovation,

the development of local communities, the protection of the environment and the endorsement of higher health and safety standards. In conducting operations and in our relations with partners we uphold the protection and promotion of Human Rights.
More detailed information on the social and environmental performance of Eni is found in Eni’s website in the area Sustainability and in the Report on Sustainability.

HUMAN RESOURCES AND ORGANIZATION

Eni’s employees represent an asset to be preserved, retained and enhanced. To attain this, we have developed a corporate culture based on strong ethical standards and the respect of human rights and programs to empower people based on careful, well tailored career paths.
Eni’s key priorities for its human resources are:
  Protecting, sharing and developing strategic know-how for developing the business;
  Developing leadership ability in managers as well as their ability to analyze and interpret economic and financial indicators in order to manage e control activities performance;

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CORPORATE GOVERNANCE
Challenges	Commitments	Results	Next steps
Increasing focus on transparency and sustainability of corporate governance models and processes.	• Supporting and strengthening a governance system compliant with international best practices.	• Updating of the new Code of Ethics, promoted by a specific team;
• Defined the "Board Induction", training program for the new members of the Board of Directors and of the Board of Statutory Auditors;
• Surveys on main topics for stakeholders, to be disclosed in Eni reports;
		• Introduced a new 231 Model.	• Adopting systematic forms of engagements for minority shareholders; • Follow up of training programs for the members of the Board of Directors and of the Board of Statutory Auditors.
PEOPLE
Challenges	Commitments	Results	Next steps
With the oil and gas sector expanding into new frontier areas, and growing focus being placed on the development of increasingly complex projects, the availability of highly-skilled staff has become of critical importance.	• Creating a working environment of cooperation and participation through an improvement of the organizational wellbeing;
• Attracting the best resources and motivating them by offering them growth and career opportunities;
• Promoting health and guaranteeing the safety of employees, contractors and communities.	• Implementation of an action plan to respond to the results of the climate analysis "Eni secondo te" through leadership, internal communication and welfare initiatives;
• Launched the Global Grading System and Total Reward Package;
• Promotion of integration between colleagues operating in different countries and recruitment of people coming from the countries in which Eni is present;
• Better Frequency injury index (down 24.7%) and Severity injury index (down 21.2%); Reduced crash rate (from 94 incidents in 2007 to 34 in 2008)."	• Launch of new initiatives to help reconcile work-life needs, proposing a portfolio of services to employees based on the results of the climate analysis "Eni secondo te";
• Extension of health management system to all Countries in which Eni operates;
• Implementation of initiatives for the development of young resources and the engagement of local workers;
• Development of a Safety program in the Gas&Power, Refining&Marketing and Engineering&Construction divisions.
ENVIRONMENT
Challenges	Commitments	Results	Next steps
Meeting the growing worldwide demand for energy whilst reducing emissions and the impact on ecosystems.	• Improving the effectiveness of management and reporting systems;
• Reducing the local environmental impact of operations by improving environmental performance and implementing initiatives for resource reuse and recovery.	• Introduced ISO 14001 certifications in 66% of Eni’s foreign subsidiaries;
• Prosecution of the Testing phase of VeLoNox gas burner in the electric sector;
• Completed reinjection projects in Egypt and Pakistan (in advanced phase of completion in Libya, Nigeria and Indonesia) and water reuse projects in Refining & Marketing division.	• Introduction of ISO 14001 certifications in all Eni’s foreign subsidiaries and petrochemical sites;
• Achieve within 2012 the following reductions: 20% in NOx emissions, 30% in SOx emissions and 20% in pure water consumption;
• Completion of the water injection projects in place in Libya, Egypt, Pakistan and Waste Management Plan in E&P subsidiaries.
TECHNOLOGICAL INNOVATION, ENERGY EFFICIENCY AND RENEWABLE SOURCES
Challenges	Commitments	Results	Next steps
Strategic role of innovation in ensuring a sustainable use of energy sources and of fossil fuels in contributing to global climate change.	• Maximize the recoverability factor from existing reserves and protect the environment and safety;
• Invest in innovative emerging solar technologies, to minimize the risk of climate change;
• Constantly anticipate regulations, evolution in fuel quality and promote and extend sale of new high performance fuels;
• Contribute to the achievement of objectives set forth by under the Kyoto Protocol and to reducing the level of global CO2 emissions.	• Launched the five year program "Solar Frontier Research Program" in partnership with MIT;
• Signed agreements with Enel for the development of CO2 capture and sequestration technologies and Fiat for research on the new fuels formulation;
• Increased applications for patents (96 in 2008, up 39% from 2007);
• Achieved a zero emission level of flaring gas in Russia and Congo; Prosecution of flaring down initiatives in Congo and Nigeria and launch of new initiatives in Algeria, Tunisia and Libya;
• First edition of the "Eni Award" promoting technological development and innovation and development in sustainable energy.	• Progressing new technologies and projects in solar energy conversion, biofuel production and CO2 capture and sequestration;
• Building of the first industrial plant (capacity of 23,000 bbl/d) based on the EST Technology;
• Achievement of further reductions in gas flaring emissions (70% within 2012 in comparison with 2007 levels);
• Development of energy saving programmes especially in the Refining & Marketing and Petrochemical divisions;
• Development of "Enhanced Oil Recovery" projects.
TERRITORIES AND COMMUNITIES
Challenges	Commitments	Results	Next steps
Expectations for local community involvement and support, promoting sustainable development of local communities.	• Implementation of effective initiatives and projects on communities and businesses, included in a cooperation and development plan related to territories;
• Development of local communities;
• Ecosystem preservation and biodiversity conservation.	• Signed four Memorandum of Understanding related to development projects in various countries;
• Adopted a Best Practice for Community Investment for the countries in which Eni is present;
• Implemented Health Impact Assessment, Social Impact Assessment and Social Baseline Assessments in different countries;
• Promoted transparency principles for payments (EITI) and published payments to the Nigerian and Kazakh governments;
• Conducted Local content initiatives (supplier development, micro-credit and local empowerment) in countries where Eni operates;
• Realized various project in the Biodiversity field (Italy, Kazakhstan, Ecuador, Norway, USA).	• Follow up of the Cooperation Model in Italy and in at least other five complex contexts within 2012;
• Definition of evaluation processes of capital expenditure on local contents;
• Adoption of strategies and guidelines in the Biodiversity field and start up of new initiatives/projects.
CUSTOMERS
Challenges	Commitments	Results	Next steps
Serving customers with tailored and competitive policies, supplying value added services and increasing contact channels, confirm the importance of customers for Eni and of an efficient Customer Relationship Management system.	• Maximize the understanding of customer needs and develop efficient communication processes in order to promote sustainable behaviors.	• Activated Conciliation Protocols with Consumers’ Associations;
• Training activities (Training Van) aimed at improving customer satisfaction especially in the Refining & Marketing division;
• Executed follow up of 30PERCENTO information campaign and analysis of the results of the survey on energy efficiency;
		• Reached a customer satisfaction level in Gas & Power segment higher than other competitors.	• Activating projects for customer satisfaction evaluation; • Realization of "green initiatives" for the clients; • Progressing projects in the construction of Multienergy plants.

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  Investing even more in young people, in terms of development and retention, within the general policy to better employ and asses Eni’s employees;
  Supporting the engagement of personnel, as an element linked to company performance.

MANAGING AND DEVELOPING HUMAN RESOURCES
In 2008 Eni carried out its first climate evaluation process ("Eni secondo te") that involved approximately 38,000 employees. This analysis made it possible to identify strong and weak points in the perception of the Company and to define an action plan regarding the emerging communication, development and training issues.
We continued the integration of the tools and methodologies dedicated to managers’ management and development which led the to a synthetic mapping of skills that represents a key point for top management decisions in terms of allocation of the more relevant managerial resources.

TRAINING
Eni considers training to be one of the key drivers in managing human resources. Eni’s significant commitment to training is underpinned by the number of employees participating in training initiatives and the number of hours dedicated to it in Italy and outside Italy. In 2008, expenditure for training amounted to euro 60 million, of which euro 34 million in Italy and euro 26 million outside Italy. A total of 2,901,425 training hours were provided (1,525,355 in Italy and 1,376,070 outside Italy). In addition, 524,214 hours of training were provided to non consolidated companies outside Italy for an expenditure of euro 33 million.

SAFETY
Eni is committed at protecting safety and health of its employees and of the communities, partners and other stakeholders involved at various degrees by the Company’s operations.
We intend to attain this by applying the highest reliability standards to all our operations, maintaining compliance with health and safety laws and regulations, adopting the best management systems and disseminating a safety culture in the workplace at each of our industrial sites.

In 2008, safety parameters improved or confirmed the levels attained in 2006. The injury frequency rate was 1.45, down 25%, and the injury severity rate was 0.05, lower than 2007.

RESPONSIBILITY TOWARDS THE ENVIRONMENT

Eni’s activities and products are more and more affected by Italian and European laws and regulations that are tightening up in term of reductions and minimization of environmental impact. In addition Eni’s main stakeholders (institutional investors, Public Administration, local communities and so on) perform a careful scrutiny of its policies and actions for the protection of the environment and of its ability to invest in clean technologies. Eni is fully committed to reducing the environmental footprint of its operations by setting and pursuing very high targets of environmental performance We operate in a responsible manner wherever we do business by applying the most advanced management systems and considering the economic and social needs of the communities involved by the Group’s activities. We recognize that the impact of GHG emissions on the environment and society may prove to be significant and we are engaged in reducing emissions, also by developing new technologies. Specifically, Eni is implementing

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plans for gas flaring reduction, energy saving and efficient use of renewable energy sources and projects aimed at finding solutions for the sequestration of CO2.

RATIONAL USE OF NATURAL RESOURCES
We manage natural resources aiming at their rational and sustainable use and conservation throughout all our operations.
The Company pursues the rationalization of water consumption, by preferring integrated production processes based on the treatment and recycling of process water.

Eni continues reducing the amounts of waste deriving from its production activities by optimizing production processes, identifying actions for reducing waste sent to landfills and by controlling also the operations of contractors.

Eni carries out the planning and management of divestment/ decommissioning of industrial plants, the environmental reclaiming of soils and aquifers under approved and environmentally adequate processes and procedures.

In most of Eni’s production sites – refineries, petrochemical plants and oil centers – a constant reduction of air emissions is ensured by technological adjustments and green-house gas reduction devices, by an increasing use of natural gas entailing a reduction in emissions of primary pollutants (carbon monoxide, nitrogen oxides, sulphur dioxide, total particulate and aromatic compounds) and by energy efficiency plans.

As for oil-spills, in order to protect the areas where Eni operates, responsibilities and operating modes aiming at reducing the negative impact of these accidents have been defined. Tools available include the recourse to external professionals and/or international organizations.

MANAGING OPERATIONAL RISKS
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste. All these events could possibly damage or even destroy plants, facilities, equipment and other property, cause injury or even death to persons or cause environmental damage.
The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity is defined in order to meet these normative requirements and it is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on the steady enhancement of plants and processes. Additionally, coding activities and operating procedures allow to reduce the human component in plant risk management.
The management systems of HSE issues provides for the prevention of risks, the systematic monitoring and control of HSE performances, in a continuous improvement cycle, also subject to audits by internal and independent experts.
Major refining and petrochemical facilities of Eni are certified to international environmental standards, such as ISO14001, OHSAS 18001 and EMAS.

COMMUNITY INVOLVEMENT

Eni recognizes the social and cultural values and the social and economic aspirations of the countries where it operates and is engaged in contributing to develop the societies where the Group conducts its operations. This means working in partnership with local communities to help them benefit from our activities, as well as supporting the attainment of higher living standards. For example, we have adopted comprehensive tools to assess the main impacts of Eni’s industrial projects on involved territories and communities. We promote the use of local contractors and suppliers and we train local staff. We also make direct contributions to communities through community programmes according to methodologies for analysis and implementation similar to those employed in project management.
In 2008 expenditures for communities amounted to euro 86.50 million.
In 2008, Eni developed social initiatives in Italy, Algeria, Congo Ecuador, Egypt, India, Mali, Norway, East Timor, Australia, Libya, Pakistan, Indonesia, Nigeria, Kazakhstan and defined the baseline for other social programmes in Angola, Gabon and Papua New Guinea. These interventions mainly regarded the construction of facilities providing access to energy (electricity, gas) and water resources and upgrading local infrastructures, including the construction of schools and the execution of training programmes. Greater attention was given to the development of the local economic environment including also women’s involvement in business activities.
We also promoted initiatives in the field of education and relevant infrastructures. Eni confirmed its commitment on supporting higher education in the countries where it operates, in particular it assigned 111 scholarships to university students, of these 25 were Kazakh students.
Other important initiatives were deployed in:
  Ecuador, where Eni provided school materials to about 1,000 students;
  Nigeria, Pakistan, Kazakhstan, Norway and Australia where Eni built schools and training centers;
  India, Egypt, Kazakhstan and East Timor where Eni supported training programs.

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We recognize that promoting health means providing the basis for development and we are committed to the support of projects and programs for the improvement to local health systems and the promotion of actions for reducing health risks. In 2008 Eni invested in the provision of health structures in Ecuador, Kazakhstan, Mali, Nigeria, Egypt, Pakistan and Tunisia. It also promoted programs for the promotion of health worldwide, such as a screening for breast cancer prevention in Australia, the national program for breast feeding in East Timor and a campaign for polio immunization in Pakistan.
MAIN TECHNOLOGICAL INNOVATION PROJECTS

SEISMIC ON ICE
The first seismic campaign for hydrocarbon exploration on floating ice has been completed in Alaska. It proved that operations can be extended beyond the summer and that it is possible to implement innovative systems for minimizing the environmental impact of exploration in Arctic and sub-Arctic areas.
TECHNOLOGICAL INNOVATION	DEPTH VELOCITY ANALYSIS (DVA)

Eni’s efforts in the field of Research and Innovation are primarily aimed at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. Our significant research and innovation activities are consistent with our strategy, which posits technology as a key factor to increase our competitive advantage over the long-term, facing the challenges of the growth of energy requirements and relevant issues of energy interdependence, security of supplies and environmental impact of fossil fuel production and use.
Over the next four year period, we plan to significantly steep up our expenditures in research and innovation to the tune of approximately euro 1.1 billion to fund ongoing projects in our businesses as well as research in the field of renewable energy which could result in potentially break-trough technologies. Particularly, in the next four years we expect to fund euro 102 million to our "Along with Petroleum" programme that makes research in the field of renewable energy sources.

To further exploit value and reach efficiency targets, Eni will leverage on the following four pillars of its strategy in R&D:

  Reorganization of three centers in R&D and innovation activities: Novara for non conventional energy, San Donato Milanese for Oil & Gas innovation and Monterotondo, near Rome, for environmental projects;
  Development of strategic alliances and scientific cooperation projects with internationally renowned academic institutions as the Massachusetts Institute of Technology of Boston or the Milan and Turin Polytechnic Schools;
  Valorization of the intellectual property generated by R&D activities. In 2008 a 39% increase in the number of patent applications filed was registered concerning both "mature" and new businesses;
  Support, promote and reward advanced scientific research establishing the Eni Award for innovative applications in the field of sustainable energy.

In 2008 Eni invested approximately euro 217 million in research and development activities (euro 208 million in 2007), excluding general and administrative expenses. Our research and development staff can count on 1,098 people. In the year we continued to progress our key projects.

The development of an advanced software for the analysis of seismic speed has been completed. It can be applied to all fields where it is necessary to visualize underground areas in complex structures (e.g. fields hidden by salt or basalt layers in the Gulf of Mexico, Brazil, Africa, Caspian Sea, etc.).

MULTI-FREQUENCY MARINE CONTROLLED SOURCE ELECTROMAGNETIC (CSEM)
The CSEM technology has been developed for identifying areas containing hydrocarbons up to depths of a few kilometers by detecting the electromagnetic response of subsoils to a signal produced by an artificial source. Employed with other advanced seismic techniques, CSEM allowed to significantly reduce mineral risks in the Norwegian and Nigerian offshore.

RECOVERY THROUGH STEAM INJECTION
A feasibility study is underway on the application of a special steam injection technique to a field containing heavy crude offshore Congo. This technology has never been applied before in deep waters.

ENHANCED OIL RECOVERY WITH CO2 INJECTION
Eni started researching the application of an enhanced oil recovery technique (EOR) with CO2 injection aimed at increasing the recovery rate of heavy crude extracted in Eni fields. CO2 could be recovered from industrial plants near the fields. This kind of project would entail a strategically relevant integrated complex for capturing, transporting and storing CO2 for EOR. In favorable cases, preliminary estimates indicate a potential for doubling extracted oil.

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COIL SHOOTING
In 2008 a data collection campaign by means of coil shooting has been successfully completed in Indonesia. This methodology allows to collect seismic data in the sea through streamers pushed on spiraling routes instead of the traditional grid routes. Data interpretation is currently underway.

GHG PROGRAM (GREEN HOUSE GAS)
The GHG program includes the EOR with CO2 injection project and also the testing of the geological sequestration of CO2 in a depleted gas field near Cortemaggiore with extended site monitoring. This activity is performed in cooperation with Enel and tends to identify and check the feasibility of an integrated project for capturing and sequestering CO2 in Italy.

GAS-TO-LIQUIDS (GTL)
The GTL project turns natural gas into distillates in 3 phases: production of syngas (CO and H2), Fischer-Tropsch synthesis of wax, conversion of wax into distillates. In 2001 this project led to the construction of a pilot plant with a 20 bbl/d capacity at the Sannazzaro refinery. In 2008 testing and engineering were completed so that Eni now holds a complete GTL proprietary technology.

NATURAL GAS HIGH PRESSURE TRANSPORT (TAP)
In 2008 the first high resistance steel (X80) pipes have been produced by leading international manufacturers. Eni intends to study the potential and technical maturity of the Intermediate Pressure Transport based on X80 steel pipes with exercise pressures up to 12 MPs that seems to have a shorter time to market than the TAP, developed by Eni for the transport of large volumes of natural gas (20-30 bcm/y) for long stretches (over 3,000 kilometers), thus linking faraway markets and producing areas. The technology has been tested (for the first time in the world) at pilot scale by operating pipes in high resistance steel (X80 and X100) in real conditions.

CONVERSION OF HEAVY CRUDE INTO LIGHTER PRODUCTS
In 2008 Eni continued testing its EST proprietary technology at the Taranto demonstration plant. Construction is underway of an industrial plant with a capacity of 23,000 bbl/d at the Sannazzaro refinery. Detailed engineering has been completed and equipment has been bought.
The EST process consists in the catalytic hydroconversion in the slurry phase of heavy crudes and fractions into middle distillates for automotive use. As compared to the conversion technologies available on the market EST allows to fully convert asphaltenes (the most difficult crude fraction to treat) and does not produce by-products such as fuel oil and coke that are no longer suitable for sale.

HYDROGEN
In 2008, within the European project called ZeroRegio, a multi-fuel service station near Mantova has been equipped with a small hydrogen production plant (20 Nm3/h) based on the Short Contact Time - Catalytic Partial Oxidation technology, while testing is ongoing for the construction of a demonstration plant with a capacity of 200 Nm3/h fed with light hydrocarbons.

GREEN DIESEL
In 2008 work was completed for the front-end engineering design of an industrial plant for the production of 250 ktonnes/y of Green Diesel from soy and/or palm oil by means of the Ecofining™ technology developed in cooperation with UOP. This process consists in the hydrocracking of vegetable oils with the use of hydrogen and yields an oxygen free hydrocarbon product compatible with oil derived fuels.

BIOFIXATION OF CO2 BY MEANS OF MICRO ALGAE
This year the basic design package of a pilot plant was started for the biofixation of CO2 by means of micro algae for the recycling of CO2 produced by industrial plants. Most of the testing activities are performed at the Gela refinery, where a small scale pilot plant made up of photobioreactors and open pools is operating. Lab microbiological studies allowed to isolate indigenous algae that might act with greater capacity than expected being already adapted to local conditions. The project aims at verifying the technical and economic feasibility of biofixation of CO2 produced in refineries and the purification of discharge waters with production of biomass that can be converted into biofuel and/or other energy vectors.

INNOVATIVE TECHNIQUES IN SOLAR ENERGY
Eni has developed a few projects in the field of conversion of solar energy. In particular, in 2008 innovative polymeric materials have been synthesized for photovoltaic applications.
Other materials capable of increasing conversion efficiency in photovoltaic cells have been synthesized. Photoactive plates have been developed by covering Plexiglas™ plates with a thin acrylic material containing the required coloring agents.
Three patent applications have been filed for these materials.

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Financial Review

The robust operating performance delivered by all of our divisions resulted in solid results, enabling us to reward our shareholders with an industry leading dividend yield. 2008 record cash flow was used to fund capital expenditures and strategic acquisitions.

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TRADING ENVIRONMENT

TRADING ENVIRONMENT INDICATORS	2006	2007	2008
Average price of Brent dated crude oil (a)		65.14	72.52	96.99
Average EUR/USD exchange rate (b)		1.256	1.371	1.471
Average price in euro of Brent dated crude oil		51.86	52.90	65.93
Average European refining margin (c)		3.79	4.52	6.49
Average European refining margin in euro		3.02	3.30	4.41
Euribor - three-month rate	(%)	3.1	4.3	4.6
Libor - three-month dollar rate	(%)	5.2	5.3	2.9

(a)	In USD per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Eni results for the year were achieved in an extremely volatile business and trading environment. Crude oil prices climbed in the first half of the year to hit historical highs during the summer at more than 140 U.S. $ per barrel. Then, in the closing months they collapsed in the wake of the global economic downturn to end the year at 36.55 U.S. $ per barrel. On average, oil prices were remarkably higher than a year ago. A similar pattern characterized the euro vs. the U.S. dollar exchange rate: the euro appreciated strongly in the first half of the year setting historical records at U.S. $1.6, and then it reversed its course to close at U.S. $1.39. Movements in the euro vs. the dollar exchange rate negatively affected our results of operations both in the upstream and in the gas marketing businesses. In our domestic gas marketing business, we also faced increased competition and, in the last part of the year, weak demand due to the economic downturn. Refining and marketing margins on petroleum products were supported by a strong trading environment and market share gains in Italy. A steep decline was registered in selling margins of commodity chemicals due to higher supply costs of oil-based feedstock that were not fully recovered in sales prices and weak demand.

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ENI IN 2008 GROUP RESULTS FOR THE YEAR

2008 RESULTS

RESULTS FOR THE YEAR	(million euro)	2006	2007	2007
2006	2007	2008	Change	% Ch.

9,217	Eni’s net profit	10,011	8,825	(1,186)	(11.8)
33	Exclusion of inventory holding (gain) loss	(499)	723	1,222
1,162	Exclusion of special items	(42)	653	695
	of which:
239	- non recurring items	35	(21)	(56)
923	- other special items	(77)	674	751
10,412	Eni’s adjusted net profit	9,470	10,201	731	7.7

In 2008 Eni’s net profit was euro 8,825 million compared with euro 10,011 million a year ago, down euro 1,186 million, or 11.8%. Net profit included an inventory holding loss of euro 723 million and special charges of euro 653 million.
Inventory holding gains and losses represent the difference between the cost of sales calculated using the cost of supplies incurred during the period and the cost of sales calculated using the weighted average cost method of inventory accounting.

Special items for the year mainly related to fixed asset impairments, environmental provisions, redundancy incentives, as well as provisions for risks on pending litigation. In addition, the Company incurred an expense in the form of a contribution of euro 200 million to the solidarity fund pursuant to Italian Law Decree No. 112/2008 to be used to subsidize the gas bills for residential uses of less affluent citizens. Special gains mainly regarded adjustments to deferred tax liabilities associated with certain tax laws enacted in the year for Italian subsidiaries and Libyan asset, and gains recorded on the divestment of certain assets in the Engineering & Construction and Refining & Marketing divisions.

Excluding the inventory holding loss and the net effect of special items, the Group’s adjusted net profit for the year was euro 10,201 million compared with euro 9,470 million a year ago, up euro 731 million, or 7.7%. For a full explanation of how management uses adjusted net profit and operating profit see our methodological note in the "Financial Information" section below. Adjusted results better reflect the underlying performance of our businesses.
The Company’s performance in the year was strongly driven by higher oil and gas realizations in dollar, continuing growth in hydrocarbons production and organic gas sales on European markets, a better performance in the downstream refining and marketing business, as well as in the oilfield services and construction business and cost efficiency. These positives were partly offset by the appreciation of the euro vs. the dollar, stronger competitive pressures in our domestic gas business and weak margins on commodity chemicals.

The break down of adjusted net profit by division is shown in the table below:

ADJUSTED NET PROFIT BY DIVISION	(million euro)	2006	2007	2007
2006	2007	2008	Change	% Ch.

7,279	Exploration & Production	6,491	8,008	1,517	23.4
2,862	Gas & Power	2,936	2,650	(286)	(9.7)
629	Refining & Marketing	319	510	191	59.9
174	Petrochemicals	57	(306)	(363)	..
400	Engineering & Construction	658	784	126	19.1
(301)	Other activities	(210)	(279)	(69)	(32.9)
54	Corporate and financial companies	(141)	(612)	(471)	..
(79)	Impact of unrealized intragroup profit elimination (a)	(16)	77	93	..
11,018	Adjusted net profit	10,094	10,832	738	7.3
	of which attributable to:
606	- Minority interest	624	631	7	1.1
10,412	- Eni	9,470	10,201	731	7.7

(a)	This item concerned mainly intragroup sales of products, services and capital assets recorded among assets of the purchasing business segment as of period-end.

  the Exploration & Production division achieved an increase of euro 1,517 million in adjusted net profit, up 23.4%, due to a better operating performance (up euro 3,365 million, or 23.9%) driven by higher realizations in dollars (oil up 24.2%; natural gas up 47.8%) and production growth (up 20.1 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (up 7.3%), rising operating costs and higher amortization charges, also due to increased exploration activity (increasing by approximately euro 420 million at constant exchange rates). Income taxes increased by euro 2,289 million also due to higher adjusted tax rate (from 54.5% to 55.7%);

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ENI IN 2008 GROUP RESULTS FOR THE YEAR

  the Refining & Marketing division reported higher adjusted results (up euro 191 million, or 59.9%) as operating performance increased from a year ago (up euro 237 million, or 72%). This improved result reflected both the favorable trading environment in the refinery activity and higher realized marketing margins and retail market share achieved in marketing activities as a result of the marketing actions that were implemented in the year;
  the Engineering & Construction division reported improved net profit (up euro 126 million, or 19.1%) driven by a better operating performance which was up euro 201 million, or 23.9%, due to favorable industry trends.

These increases were partly offset by weaker results reported by the Gas & Power and Petrochemicals divisions.

  The Gas & Power division reported a decreased adjusted net profit (down euro 286 million, or 9.7%) due to a weaker operating performance (down euro 551 million, or 13.5%). The shortfall was due to lower gas demand and stronger competitive pressures that particularly impacted the volume performance on the Italian market. These negatives were partly offset by increased international sales due to organic growth recorded in European markets and the contribution of the acquisition of Distrigas. The regulated businesses in Italy and the international transport activity delivered improved performance, reflecting higher handled volumes;
  the Petrochemicals division incurred a loss at both the operating level and the bottom line (down euro 375 million and euro 306 million, respectively). This shortfall was due to a steep decline in commodity chemical margins, reflecting higher supply costs of oil-based feedstock and end-markets lower demand.

CAPITAL EXPENDITURES AND ACQUISITIONS
In 2008 Eni’s expenditures on capital and exploration projects amounted to euro 14,562 million, representing a 37.5% increase on 2007.
Capital expenditures primarily related to: (i) continuing development of oil and gas reserves (euro 4,788 million) deployed predominantly in Kazakhstan, Egypt, Angola, Italy, and Congo and execution of a number of exploration projects (euro 1,660 million) primarily in the Gulf of Mexico, Egypt, Norway, Nigeria, and Brazil; (ii) development and upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 693 million) as well as upgrading of international pipelines (euro 253 million); (iii) ongoing construction of combined cycle power plants (euro 175 million); (iv) projects designed to upgrade the conversion capacity and flexibility of Eni’s refineries (euro 675 million), including construction of a new hydrocracking unit at the Sannazzaro refinery, and to build and upgrade service stations (euro 280 million); (v) upgrading of the fleet used in the Engineering & Construction division (euro 1,416 million).

In 2008 the Group finalized a number of strategic acquisitions to strengthen its competitive position in the European gas market and in core upstream areas. The total cash out amounted to euro 5,848 million (being euro 4,305 million net of the liquidity acquired) and mainly related to: (i) the acquisition of the 57.243% majority stake in Distrigas NV (euro 2,751 million; euro 1,271 million net of the acquired cash of euro 1,480 million); (ii) the completion of the acquisition of Burren Energy Plc (cash outflow in 2008 being euro 1,789 million or euro 1,695 million net of acquired cash of euro 94 million); total cash consideration for this transaction amounted to euro 2,358 million which includes the amount of Burren shares purchased in December 2007; (iii) the purchase of certain upstream properties and gas storage assets (cash outflow in 2008 being euro 914 million or euro 944 million including acquired net borrowings of euro 30 million), related to the entire share capital of Canadian company First Calgary operating in Algeria, a 52% stake in the Hewett Unit in the North Sea, a 20% stake in Indian company Hindustan Oil Exploration Co; (iv) other investments in non-consolidated entities mainly related to funding requirements for an LNG project in Angola (euro 254 million).

CAPITAL EXPENDITURES BY DIVISION	(million euro)	2006	2007	2007
2006	2007	2008	Change	% Ch.

5,203	Exploration & Production	6,625	9,545	2,920	44.1
1,174	Gas & Power	1,366	1,794	428	31.3
645	Refining & Marketing	979	965	(14)	(1.4)
99	Petrochemicals	145	212	67	46.2
591	Engineering & Construction	1,410	2,027	617	43.8
72	Other activities	59	52	(7)	(11.9)
88	Corporate and financial companies	108	95	(13)	(12.0)
(39)	Impact of unrealized intragroup profit elimination	(99)	(128)	(29)	29.3
7,833	Capital expenditures	10,593	14,562	3,969	37.5

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ENI IN 2008 GROUP RESULTS FOR THE YEAR

NET CASH PROVIDED BY OPERATING ACTIVITIES
In 2008 net cash provided by operating activities was a record at euro 21,801 million which include the advances received from the partner Suez (euro 1,552 million) following the signing of a number of long-term gas and electricity supply contracts. Divestments for the year amounted to euro 1,160 million. Cash inflows were used to fund the majority of cash outflows relating to: (i) capital expenditures for euro 14,562 million and acquisitions for euro 4,305 million; (ii) the payment of dividend to Eni shareholders (euro 4,910 million), as well as dividend payment to certain minorities (euro 288 million, mainly relating to Snam Rete Gas and Saipem); (iii) share repurchases by the parent company Eni SpA for a total amount of euro 778 million.

CAPITAL STRUCTURE AND RATIOS

CAPITAL STRUCTURE AND RATIOS	(million euro)	2006	2007
Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Change

11,699	Total debt	19,830	20,837	1,007
4,290	- Short-term debt	8,500	6,908	(1,592)
7,409	- Long-term debt	11,330	13,929	2,599
(4,932)	Cash and cash equivalents and other items	(3,503)	(2,461)	1,042
6,767	Net borrowings	16,327	18,376	2,049
41,199	Shareholders’ equity including minority interest	42,867	48,510	5,643
0.16	Leverage	0.38	0.38
22.7	ROACE adjusted	19.3	17.6

Management monitors the Group’s capital structure on the basis of leverage that is the ratio of net borrowings to total equity. The Group’s leverage at year end was a strong 0.38, unchanged from 2007. Net borrowings are calculated as total debt less cash and cash equivalents and certain very liquid investments not related to operations.
As of December 31, 2008, net borrowings amounted to euro 18,376 million and increased by euro 2,049 million from December 31, 2007 due to higher funding requirements needed to support the Group’s growth programmes.	Over the medium-tem, management targets leverage as high as 40% which management considers to be adequate to deliver competitive and secure shareholders’ returns. As part of its financial framework, the Group retains appropriate levels of financial flexibility also with a view to capturing opportunities in the market place.

Return on Average Capital Employed (ROACE) calculated on an adjusted basis for 2008 was 17.6%, compared with 19.3% in 2007.

For a breakdown of ROACE by division see the table below:

ROACE ADJUSTED	(million euro)	2006	2007	2007
2008	E&P	G&P	R&M	Group

Adjusted net profit	8,008	2,650	510	10,832
Exclusion of after-tax finance expenses/interest income	-	-	-	335
Adjusted net profit unlevered	8,008	2,650	510	11,167
Adjusted capital employed, net:
- at the beginning of period	24,643	20,516	7,675	59,194
- at the end of period	31,302	21,333	8,260	67,609
Adjusted average capital employed, net	27,973	20,925	7,968	63,402
Adjusted ROACE (%)	28.6	12.7	6.4	17.6

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ENI IN 2008 GROUP RESULTS FOR THE YEAR

DIVIDENDS AND SHARE REPURCHASES
Total cash returned to Eni’s shareholders for the year amounted approximately to euro 5.7 billion, compared with euro 5.3 billion in 2007. Cash was returned in the form of dividends and share repurchases.

Dividends paid to Eni shareholders amounted to euro 4,910 million, of which euro 2,551 million pertained to the payment of the balance of the dividend for fiscal year 2007 and euro 2,359 million pertained to the payment of an interim dividend – euro 0.65 per share – for fiscal year 2008. In addition dividends were also paid to certain minority interests and natural gas reserves, the upgrading of existing construction vessels and rigs, and the upgrading of natural gas transport infrastructures. On the basis of planned cash outflows to fund capital expenditures, including the completion of the Distrigas acquisition, and shareholder remuneration, taking into account the Company projections of cash flow at $43 per Brent barrel, management expects the Group to achieve a level of leverage that will be lower than the level of 0.38 reported in 2008, assuming that Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni, and a 51% interest in the three Russian gas companies in which Eni holds a 60% interest.

amounting to euro 212 million, mainly relating to Snam Rete Gas and Saipem which are two Eni subsidiaries listed on the Italian stock exchange.	RISK FACTORS

On April 29-30, 2009, the Annual Shareholders’ Meeting is convened to approve a unit dividend of euro 1.30 per share (euro 2.60 per ADR) for fiscal year 2008, the same amount as a year ago, as proposed by Eni’s Board of Directors. If the proposal is approved in May 2009 Eni will pay a balance of euro 0.65 per share for fiscal year 2008, taking into account the interim dividend of euro 0.65 per share already paid in September 2008 as outlined. The euro 1.30 unit dividend represents a yield of 7.6% calculated on the Eni average share price registered on the Italian stock exchange (the "Mercato Telematico Azionario") in the month of December 2008.

From January 1 to December 31, 2008 a total of 35.9 million Eni shares were purchased at a cost of euro 778 million (on average euro 21.672 per share). Since the beginning of the share buy-back plan (September 1, 2000), Eni has purchased 398.5 million of its own shares, equal to 9.95% of capital stock at issue, at a total cost of euro 6,971 million (for an average cost of euro 17.495 per share) representing 94.21% of the amount authorized by the Shareholders’ Meeting.

In the future, management expects to deliver industry leading dividend yields to Eni shareholders. Management also plans to continue paying dividends on an interim basis.

MARKET RISK AND SENSITIVITY TO MARKET ENVIRONMENT
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows.
Eni’s financial performance is particularly sensitive to changes in the price of crude oil and movements in the euro/US$ exchange rate. Overall, a rise in the price of crude oil has a positive effect on Eni’s results from operations due to an increase in revenues from oil and gas production. Conversely, a decline in crude oil prices reduces Eni’s results from operations. The impact of changes in crude oil prices on our downstream gas and refining and marketing businesses and petrochemical operations depends upon the speed at which the prices of finished products adjust to reflect changes in crude oil prices. In addition, Group’s activities are, to various degrees, sensitive to fluctuations in the euro/US$ exchange rate as commodities are generally priced internationally in U.S. dollars or linked to dollar denominated products as in the case of gas prices.
Overall, an appreciation of the euro against the dollar reduces the Group’s results from operations, and vice versa.
The Company has developed policies aimed at managing the volatility inherent in certain of these natural business exposures and in accordance with these policies the Company enters into various transactions using derivative financial instruments (derivatives).
Eni has adopted a centralized model for the conduct of its risk management activities providing that all derivative transactions concerning currencies and interest rates be executed by the central finance department. The commodity risk is managed by each business unit, while central departments ensure the negotiation of derivatives to hedge single transactions or Group’s net positions. Eni does not enter derivative transactions on a speculative basis.
Specifically, with regard to risks on changes in interest rates and foreign currency exchange rates Eni’s guidelines prescribe that measurement and control of market risk are to be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values due to changes
OUTLOOK FOR 2009

Management expects market volatility and the current economic downturn to continue well into calendar year 2009. The Company’s key assumptions for 2009 are average Brent prices at $43 per barrel, flat European gas demand and lower refining margins with respect to 2008. In this environment, management expects that oil and gas production will continue growing driven by new production ramp-up in Nigeria, Angola, Congo and the Gulf of Mexico. Our natural gas sales will benefit from the synergies expected on the Distrigas acquisition and continuing market share gains in Europe, thus offsetting a projected decline in Italy due to competitive pressures and demand slowdown amidst the economic downturn.

In 2009 management expects slightly lower capital expenditures with respect to 2008 (euro 14.56 billion in 2008). The activities over the course of the year will be focused on the development of oil

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ENI IN 2008 GROUP RESULTS FOR THE YEAR

in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance departments define maximum tolerable levels of risk exposure, pooling and matching the risk positions of Group’s companies. Measurement techniques followed by Eni are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company.
With regard to the commodity risk, Eni’s policies define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value-at-risk in connection with trading and commercial activities, while the strategic risk exposure – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at-risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve growth targets or ordinary asset portfolio management.

LIQUIDITY AND COUNTERPARTY RISKS
Liquidity risk is the risk that suitable sources of funding for the Group may not be available. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure so as to allow the Company to preserve a level of liquidity adequate to the Group’s financing requirements. In managing that, the Company aims at minimizing the opportunity cost of capital and achieving an efficient balance in terms of maturity and composition of finance debt. During the credit crunch, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through capital markets and financing institutions. The actions implemented as part of Eni’s contingency financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
As of December 31, 2008, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 11,099 million, of which euro 3,313 million were committed, and long-term committed unused borrowing facilities of euro 1,850 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
Eni has in place a programme for the issuance of Euro Medium Term Notes up to euro 10 billion, of which euro 6,391 million were drawn as of the balance sheet date.

The Group has debt ratings of AA- and A-1+ respectively for the long and short-term debt assigned by Standard & Poor’s and Aa2 and P-1 assigned by Moody’s; the outlook is stable for both. In the medium-term, the Group plans to maintain its credit rating.

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Company’s business units are responsible for managing credit risk arising in the normal course of business. The Group has established formal credit systems and processes to ensure that before trading with a new counterparty can start, its creditworthiness is assessed. The assessment methodology assigns a rating to individual clients based on publicly available financial data and capital, profitability and liquidity ratios. The Group ratings are comparable to those prepared by the main rating agencies on the marketplace. Monitoring activities of credit risk exposure are performed at the Group level according to set guidelines and measurement techniques that establish counterparty limits and systems to monitor exposure against limits and report regularly on those exposures. Specifically, credit risk exposure to multi-business clients and exposures higher than the limit set at euro 4 million are closely monitored.

With regard to risks arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into accounts the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading&Shipping which specifically engages in commodity derivatives transactions. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have been also selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period. Eni has not experienced material non-performance by any counterparty. As of December 31, 2008 Eni had no significant concentrations of credit risk.

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Eni prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

The consolidated financial statements of Eni include accounts of the parent company Eni SpA and of all Italian and foreign significant subsidiaries in which Eni directly or indirectly holds the majority of voting rights or is otherwise able to exercise control as in the case of "de facto" controlled entities. Control comprises the power to govern the financial and operating policies of the investee so as to obtain rewards from its activities. Immaterial subsidiaries, jointly controlled entities, and other entities in which the group is in a position to exercise a significant influence through participation in the financial and operating policy decisions of the investee are generally accounted for under the equity method.

Revenues from sales of crude oil, natural gas, petroleum and petrochemical products are recognized when the products are delivered and title passes to the customer. Revenue recognition in the Engineering & Construction division is based on the stage of completion of contracts as measured on the cost-to-cost basis applied to contractual revenues.

Stock-based compensation to employees is recognized in the profit and loss account based on the fair value of grants awarded to the employee; the portion relevant to the year is calculated pro rata over the vesting period of relevant grants.

Eni enters into various derivative financial transactions to manage exposures to certain market risks, including foreign currency exchange rate risks, interest rate risks and commodity risks. From January 1, 2005, such derivative financial instruments are assets and liabilities recognized at fair value starting on the date on which a derivative contract is entered into and are subsequently reassessed at fair value. Derivatives are designated as hedges when the hedging relationship between the hedged item or transaction and the hedging instrument is highly effective and formally documented. Changes in the fair value of hedging derivatives are recognized: (i) for fair value hedges, hedging the exposure to changes in the fair value of a recognized asset or liability, in the profit and loss account; (ii) for cash flow hedges, hedging exposure to variability in cash flows, the effective portion is recognized directly in equity, while the ineffective portion is recognized in profit or loss; subsequently amounts taken to equity are transferred to the profit and loss account when the hedged transaction affects profit or loss. Changes in fair value of derivatives held for trading purposes, i.e. derivatives for which the hedging relationship is not formally documented or is ineffective, are recognized in profit or loss. Eni does not enter into derivative transactions on a speculative basis.

Inventories of crude oil, natural gas and oil products are stated at the lower of cost and net realizable value. Cost is determined based on the weighted-average cost method. Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis.

Property, plant and equipment is stated at cost less any accumulated depreciation, depletion and amortization charges and impairment losses. Depreciation, depletion and amortization of oil and gas properties (capitalized costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas) is calculated based on the Unit-Of-Production (UOP) method on proved reserves or proved developed reserves. Other property, plant and equipment is depreciated on a straight-line basis over its expected useful life.

Exploratory costs (costs associated with exploratory activities for oil and gas including geological and geophysical exploration costs and exploratory drilling well expenditures) are capitalized and fully amortized as incurred. Intangible assets are initially stated at cost.

Intangible assets having a defined useful life are amortized systematically, based on the straight-line method. Goodwill and intangibles lacking a defined useful life are not amortized but are reviewed periodically for impairment. Eni assesses its property, plant and equipment and intangible assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying values of the assets may not be recoverable. Indications of impairment include changes in the Group’s business plans, changes in commodity prices leading

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ENI IN 2008 FINANCIAL INFORMATION

to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. The recoverability of an asset or group of assets is assessed by comparing the carrying value with the recoverable amount represented by the higher of fair value less costs to sell and value in use. In assessing value in use, the Group makes an estimate of the future cash flows expected to be derived from the use of the asset on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years of the estimate and management’s long-term planning assumptions thereafter. Future cash flows are discounted to take into account the implicit risk in the sectors where the entity operates and the time value of money.

Asset retirement obligations, that may be incurred for the dismantling and removal of assets and the reclamation of sites, are evaluated estimating the costs to be incurred when the asset is retired. Future estimated costs are discounted if the effect of the time value of money is material. The initial estimate is reviewed periodically to reflect changes in circumstances and other factors surrounding the estimate, including the discount rates. The company recognizes material provisions for asset retirement in the upstream business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as indeterminate settlement dates for the asset retirement prevent estimation of the fair value of the associated asset retirement obligation.

Provisions, including environmental liabilities, are recognized when the group has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and when the obligation can be reliably estimated. The initial estimate to settle the obligation is discounted when the effect of the time value of money is material. The estimate is reviewed periodically to take account of changes in costs expected to be incurred to settle the obligation and other factors, including changes in the discount rates.

Eni is a party to a number of legal proceedings arising in the ordinary course of business. Although Eni’s management does not currently expect a material adverse effect on Eni’s financial position and results of operations on the basis of information available to date and taking account of existing provisions, there can be no assurance that in the future Eni will not incur material charges in connection with pending litigations as new information becomes available and new developments may occur. For further information about pending litigations, see "Legal proceedings", Note 29 to the consolidated financial statements in Eni’s Annual Report 2008.

The preparation of consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates made are based on complex or subjective judgments, past experience, other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of consolidated financial statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other postretirement benefits, recognition of environmental liabilities, liabilities related to pending litigation and other uncertain matters, as well as recognition of revenues in the oilfield services construction and engineering businesses. Although the company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used.

For further information regarding accounting policies and practices, see "Summary of significant accounting policies" and "Use of accounting estimates" in the Notes to the consolidated financial statements in Eni’s Annual Report 2008.

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ENI IN 2008 FINANCIAL INFORMATION

PROFIT AND LOSS ACCOUNT	(million euro)	2006	2007	2008
Revenues
Net sales from operations	86,105	87,256	108,148
Other income and revenues	783	827	720
	86,888	88,083	108,868
Operating expenses
Purchases, services and other	(57,490)	(58,179)	(76,408)
- of which non-recurring charges	(239)	(91)	21
Payroll and related costs	(3,650)	(3,800)	(4,004)
- of which non-recurring income		83
	(61,140)	(61,979)	(80,412)
Depreciation, depletion, amortization and impairment	(6,421)	(7,236)	(9,815)
OPERATING PROFIT	19,327	18,868	18,641
Finance income (expense)
Finance income	3,749	4,445	7,985
Finance expense	(3,971)	(4,554)	(8,198)
Derivative financial instruments	383	26	(551)
	161	(83)	(764)
Income from investments
Share of profit (loss) of equity-accounted investments	795	773	640
Other gain (loss) from investments	108	470	733
	903	1,243	1,373
PROFIT BEFORE INCOME TAXES	20,391	20,028	19,250
Income taxes	(10,568)	(9,219)	(9,692)
NET PROFIT	9,823	10,809	9,558
Attributable to:
- Eni	9,217	10,011	8,825
- Minority interest	606	798	733

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ENI IN 2008 FINANCIAL INFORMATION

BALANCE SHEET	(million euro)	Dec. 31, 2007	Dec. 31, 2008
ASSETS
Current assets
Cash and cash equivalents	2,114	1,939
Other financial assets held for trading or available for sale:	2,909	3,236
- equity instruments	2,476	2,741
- other securities	433	495
Trade and other receivables	20,676	22,222
Inventories	5,499	6,082
Current tax assets	703	170
Other current tax assets	833	1,130
Other current assets	1,080	2,349
Total current assets	33,814	37,128
Non-current assets
Property, plant and equipment	50,137	59,155
Other assets	563
Inventories - compulsory stock	2,171	1,196
Intangible assets	4,333	7,715
Equity-accounted investments	5,639	5,471
Other investments	472	410
Other financial assets	923	1,134
Deferred tax assets	1,915	2,912
Other non-current receivables	1,110	1,401
Total non-current assets	67,263	79,394
Assets classified as held for sale	383	68
TOTAL ASSETS	101,460	116,590
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term finance debt	7,763	6,359
Current portion of long-term finance debt	737	549
Trade and other payables	17,116	20,515
Income tax payables	1,688	1,949
Other tax payables	1,383	1,660
Other current liabilities	1,556	4,319
Total current liabilities	30,243	35,351
Non-current liabilities
Long-term debt	11,330	13,929
Provisions for contingencies	8,486	9,573
Provisions for employee benefits	935	947
Deferred tax liabilities	5,471	5,742
Other non-current liabilities	2,031	2,538
Total non-current liabilities	28,253	32,729
Liabilities directly associated with the assets classified as held for sale	97
TOTAL LIABILITIES	58,593	68,080
Shareholders’ equity
Minority interests	2,439	4,074
Eni shareholders’ equity
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (same amount as of December 31, 2006)	4,005	4,005
Reserves	34,610	40,722
Treasury shares	(5,999)	(6,757)
Interim dividend	(2,199)	(2,359)
Net profit	10,011	8,825
Total Eni shareholders’ equity	40,428	44,436
TOTAL SHAREHOLDERS’ EQUITY	42,867	48,510
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	101,460	116,590

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ENI IN 2008 FINANCIAL INFORMATION

STATEMENTS OF CASH FLOW	(million euro)	2006	2007	2008
Net profit for the year	9,823	10,809	9,558
Depreciation, depletion and amortization	6,153	7,029	8,422
Revaluations, net	(386)	(494)	2,560
Net change in provisions for contingencies	(86)	(122)	414
Net change in provisions for employee benefits	72	(67)	(8)
Gain on disposal of assets, net	(59)	(309)	(219)
Dividend income	(98)	(170)	(510)
Interest income	(387)	(603)	(592)
Interest expense	346	523	809
Exchange differences	6	(119)	(319)
Income taxes	10,568	9,219	9,692
Cash generated from operating profit before changes in working capital	25,952	25,696	29,807
(Increase) decrease:
- inventories	(953)	(1,117)	(801)
- trade and other receivables	(1,952)	(655)	(974)
- other assets	(315)	(362)	162
- trade and other payables	2,146	360	2,318
- other liabilities	50	107	1,507
Cash from operations	24,928	24,029	32,019
Dividends received	848	658	1,150
Interest received	395	333	266
Interest paid	(294)	(555)	(852)
Income taxes paid	(8,876)	(8,948)	(10,782)
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,001	15,517	21,801
Investing activities:
- tangible assets	(6,138)	(8,532)	(12,312)
- intangible assets	(1,695)	(2,061)	(2,250)
- consolidated subsidiaries and businesses	(46)	(4,759)	(3,634)
- investments	(42)	(4,890)	(385)
- securities	(49)	(76)	(152)
- financing receivables	(516)	(1,646)	(710)
- change in payables and receivables in relation to investments and capitalized depreciation	(26)	185	367
Cash flow from investments	(8,512)	(21,779)	(19,076)
Disposals:
- tangible assets	237	172	318
- intangible assets	12	28	2
- consolidated subsidiaries and businesses	8	56	149
- investments	36	403	510
- securities	382	491	145
- financing receivables	794	545	1,293
- change in payables and receivables in relation to disposals	(8)	(13)	(299)
Cash flow from disposals	1,461	1,682	2,118
Net cash used in investing activities	(7,051)	(20,097)	(16,958)
Proceeds from long-term debt	2,888	6,589	3,774
Repayments of long-term debt	(2,621)	(2,295)	(2,104)
Increase (decrease) in short-term debt	(949)	4,467	(690)
	(682)	8,761	980
Net capital contributions by minority shareholders	22	1	20
Net acquisition of treasury shares different from Eni SpA	(477)	(340)	(50)
Acquisition of additional interests in consolidated subsidiaries	(7)	(16)
Sale of additional interests in consolidated subsidiaries	35
Dividends paid to:
- Eni shareholders	(4,610)	(4,583)	(4,910)
- Minority interest	(222)	(289)	(297)
Net purchase of treasury shares	(1,156)	(625)	(768)
Net cash used in financing activities	(7,097)	2,909	(5,025)
Changes in cash and cash equivalents not related to inflows/outflows from operating, investing or financing activities
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(4)	(40)	(1)
Effect of exchange rate changes on cash and cash equivalents	(197)	(160)	8
Net cash flow for the period	2,652	(1,871)	(175)
Cash and cash equivalents - Beginning of year	1,333	3,985	2,114
Cash and cash equivalents - End of year	3,985	2,114	1,939

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ENI IN 2008 FINANCIAL INFORMATION

NON-GAAP MEASURES
RECONCILIATION OF REPORTED OPERATING PROFIT AND NET PROFIT TO RESULTS ON AN ADJUSTED BASIS
Management assesses Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, when determining adjusted net profit of each business segment, certain other items are excluded and specifically they are finance charges on finance debt, interest income, exchange rate differences and gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, including both settled transactions and re-measurement gains and losses. The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 33% is applied to finance charges and income recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies from January 1, 2008 (33% in previous reporting periods for all companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special charges include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as nonrecurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments which include both settled transactions and re-measurement gains and losses and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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ENI IN 2008 FINANCIAL INFORMATION

2008	(million euro)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	16,415	3,933	(1,023)	(822)	1,045	(346)	(686)	125	18,641
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936
Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	1,001	37	411	281	(4)	102	409		2,237
environmental charges		12	76			101	120		309
asset impairments	989	1	299	278		5			1,572
net gains on disposal of assets	4	7	13	(5)	(4)	(14)	(9)		(8)
risk provisions						4			4
provision for redundancy incentives	8	20	23	8		4	28		91
other		(3)				2	270		269
Special items of operating profit	1,001	37	390	281	(4)	102	409		2,216
Adjusted operating profit	17,416	3,541	566	(375)	1,041	(244)	(277)	125	21,793
Net finance (expense) income (a)	52	5	1	1	1	(39)	(785)		(764)
Net income from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,069)	(1,316)	(231)	77	(307)		445	(48)	(11,449)
Tax rate (%)	55.7	33.2	31.2		28.1				51.4
Adjusted net profit	8,008	2,650	510	(306)	784	(279)	(612)	77	10,832
of which:
- adjusted net profit of minorities									631
- Eni’s adjusted net profit									10,201
Eni reported net profit									8,825
Exclusion of inventory holding (gains) losses									723
Exclusion of special items:									653
- non-recurring (income) items									(21)
- other special (income) items									674
Eni’s adjusted net profit									10,201

2007	(million euro)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Exclusion of inventory holding (gains) losses		44	(658)	(6)					(620)
Exclusion of special items
of which:
Non-recurring (income) charges	(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:	274	(18)	223	24	7	176	44		730
environmental charges		15	128			210	12		365
asset impairments	226		58			6			290
risk provisions			9			13			22
provision for redundancy incentives	6	38	31	24	7	18	32		156
other	42	(71)	(3)			(71)			(103)
Special items of operating profit	263	(79)	258	22	3	237	34		738
Adjusted operating profit	14,051	4,092	329	90	840	(207)	(183)	(26)	18,986
Net financial (expense) income (a)	44	11		1		(8)	(154)		(106)
Net income from investments (a)	176	420	126	1	80	5	4		812
Income taxes (a)	(7,780)	(1,587)	(136)	(35)	(262)		192	10	(9,598)
Tax rate (%)	54.5	35.1	29.9		28.5				48.7
Adjusted net profit	6,491	2,936	319	57	658	(210)	(141)	(16)	10,094
of which:
- adjusted net profit of minorities (a)									624
- Eni’s adjusted net profit									9,470

Eni’s reported net profit									10,011
Exclusion of inventory holding (gains) losses									(499)
Exclusion of special items									(42)
- non-recurring (income) charges									35
- other special (income) charges									(77)
Eni’s adjusted net profit									9,470

(a)	Excluding special items.

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ENI IN 2008 FINANCIAL INFORMATION

2006	(million euro)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special (income) charges:	183	92	147	94	3	261	56		836
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
risk provisions			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(40)	(33)	(6)		21	2		(56)
Special items of operating profit	183	147	256	107	3	323	56		1,075
Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (a)	(59)	16				(7)	205		155
Net income from investments (a)	85	489	184	2	66	5			831
Income taxes (a)	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)	53.9	34.8	35.4		30.3				48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
- adjusted net profit of minorities (a)									606
- Eni’s adjusted net profit									10,412

Eni’s reported net profit									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items									1,162
- non-recurring (income) charges									239
- other special (income) charges									923
Eni’s adjusted net profit									10,412

(a)	Excluding special items.

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ENI IN 2008 FINANCIAL INFORMATION

BREAKDOWN OF SPECIAL ITEMS	(million euro)	2006	2007	2008
Non-recurring charges (income)	239	8	(21)
of which:
- curtailment recognized of the reserve for post-retirement benefits for Italian employees		(83)
- provisions and utilizations against antitrust proceedings and regulations	239	91	(21)
Other special charges (income):	836	730	2,237
environmental charges	292	365	309
asset impairments	369	290	1,572
gains on disposal of property, plant and equipment	(61)		(8)
risk provisions	114	22	4
provision for redundancy incentives	178	156	91
other	(56)	(103)	269
Special items of operating profit	1,075	738	2,216
Net financial (expense) income	(6)	(23)
Net income from investments	(72)	(321)	(239)
of which, gain on divestment of:
- Galp Energia SGPS SA (divestment of assets to Rede Eléctrica National)	(73)
- Haldor Topsøe and Camom SA		(290)
- GTT (Gaztransport et Technigaz sas)			(185)
Income taxes	165	(610)	(1,426)
of which:
tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries			(270)
- on inventories			(176)
- on deferred tax assets			(94)
tax impact pursuant to Budget Law 2008 for Italian subsidiaries			(290)
adjustments to deferred tax for Italian subsidiaries		(394)
adjustment to deferred tax for Libyan assets			(173)
supplemental tax rate UK	91
wind-fall tax Algeria	179
tax proceeding in Venezuela	77
other special items		(50)	(46)
taxes on special items of operating profit	(182)	(166)	(647)
Total special items of net profit	1,162	(216)	551
attributable to:
- Minority interest		(174)	(102)
- Eni		(42)	653

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ENI IN 2008 FINANCIAL INFORMATION

SUMMARIZED GROUP BALANCE SHEET
Summarized Group Balance Sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the Summarized Group Balance Sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET	(million euro)	Dec. 31, 2007	Dec. 31, 2008
Fixed assets
Property, plant and equipment, net	50,137	59,155
Other assets	563
Inventories - compulsory stock	2,171	1,196
Intangible assets	4,333	7,715
Equity-accounted investments and other investments	6,111	5,881
Receivables and securities held for operating purposes	725	1,219
Net payables related to capital expenditures	(1,191)	(787)
	62,849	74,379
Net working capital
Inventories	5,499	6,082
Trade receivables	15,609	16,444
Trade payables	(11,092)	(12,590)
Tax payables and provisions for net deferred tax liabilities	(4,412)	(5,281)
Provisions	(8,486)	(9,573)
Other current assets and liabilities:
- equity instruments	2,476	2,741
- other (a)	(2,600)	(4,437)
	(3,006)	(6,614)
Provisions for employee post-retirement benefits	(935)	(947)
Net assets held for sale including related borrowings	286	68
CAPITAL EMPLOYED, NET	59,194	66,886
Shareholders’ equity
Eni shareholder’s equity	40,428	44,436
Minority interest	2,439	4,074
	42,867	48,510
Net borrowings	16,327	18,376
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,194	66,886

(a)	Include receivables and securities for financing operating activities for euro 410 million at December 31, 2008 (euro 248 million at December 31, 2007) and securities covering technical reserves of Eni’s insurance activities for euro 302 million (euro 368 million at December 31, 2007).

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ENI IN 2008 FINANCIAL INFORMATION

NET BORROWINGS AND LEVERAGE
Eni evaluates its financial condition by reference to net borrowings, which is the measure of total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.
Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt, and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.
In the medium-term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

NET BORROWINGS AND LEVERAGE	(million euro)	Dec. 31, 2007	Dec. 31, 2008
Total debt	19,830	20,837
- Short-term debt	8,500	6,908
- Long-term debt	11,330	13,929
Cash and cash equivalents	(2,114)	(1,939)
Securities held for non-operating purposes	(174)	(185)
Financing receivables held for non-operating purposes	(1,215)	(337)
Net borrowings	16,327	18,376
Shareholders’ equity including minority interest	42,867	48,510
Leverage	0.38	0.38

SUMMARIZED GROUP CASH FLOW STATEMENT
AND CHANGE IN NET BORROWINGS
Eni’s Summarized Group Cash Flow Statement derives from the statutory statement of cash flows. It enables to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/

deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED GROUP CASH FLOW STATEMENT	(million euro)	2006	2007	2008
Net profit	9,823	10,809	9,558
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- depreciation, depletion and amortization and other non monetary items	5,753	6,346	11,388
- net gains on disposal of assets	(59)	(309)	(219)
- dividends, interest, income taxes and other changes	10,435	8,850	9,080
Cash generated from operating profit before changes in working capital	25,952	25,696	29,807
Changes in working capital related to operations	(1,024)	(1,667)	2,212
Dividends received, taxes paid, interest (paid) received during the year	(7,927)	(8,512)	(10,218)
Net cash provided by operating activities	17,001	15,517	21,801
Capital expenditures	(7,833)	(10,593)	(14,562)
Acquisition of investments and businesses	(95)	(9,665)	(4,019)
Disposals	328	659	979
Other cash flow related to capital expenditures, investments and disposals	361	(35)	(267)
Free cash flow	9,762	(4,117)	3,932
Borrowings (repayment) of debt related to financing activities	216	(479)	911
Changes in short and long-term financial debt	(682)	8,761	980
Dividends paid and changes in minority interests and reserves	(6,443)	(5,836)	(6,005)
Effect of changes in consolidation and exchange differences	(201)	(200)	7
CHANGE IN CASH AND CASH EQUIVALENTS	2,652	(1,871)	(175)

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ENI IN 2008 FINANCIAL INFORMATION

CHANGE IN NET BORROWINGS	(million euro)	2006	2007	2008
Free cash flow	9,762	(4,117)	3,932
Net borrowings of acquired companies		(244)	(286)
Net borrowings of divested companies	1		181
Exchange differences on net borrowings and other changes	388	637	129
Dividends paid and changes in minority interests and reserves	(6,443)	(5,836)	(6,005)
CHANGE IN NET BORROWINGS	3,708	(9,560)	(2,049)

ROACE
Return on Average Capital Employed for the Group, on an adjusted basis is the return on Group average capital invested, calculated as the ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33% effective from January 1, 2008. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect. ROACE by business segment is determined as the ratio between adjusted net profit and net average capital invested pertaining to each business segment and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the business segment specific tax rate).

ROACE - Return On Average Capital Employed	(million euro)	2006	2007	2008
Adjusted net profit	11,018	10,094	10,832
Exclusion of after-tax finance expenses/interest income	46	174	335
Adjusted net profit unlevered	11,064	10,268	11,167
Adjusted capital employed, net:
- at the beginning of the year	49,692	47,966	59,194
- at year end	47,999	58,695	67,609
Adjusted average capital employed, net	48,846	53,331	63,402
ROACE adjusted (%)	22.7	19.3	17.6

TSR (TOTAL SHAREHOLDER RETURN)
Measures the total return of a share calculated on a yearly basis, based on the change in price from the beginning to the end of year, and dividends distributed and reinvested at the ex-dividend date.

ADJUSTED EBITDA
EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis.
This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:

  The full adjusted EBITDA of Eni’s consolidated subsidiaries except for Snam Rete Gas that is included according to Eni’s share of equity (55.59% as of December 31, 2008), although being fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its status of listed company;
  Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.

Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

PRODUCTION SHARING AGREEMENTS (PSA)
In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its capital invested (profit oil) after costs incurred are repaid by cost oil. A similar scheme applies to buy-back contracts.

POSSIBLE RESERVES
Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

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ENI IN 2008 FINANCIAL INFORMATION

PROBABLE RESERVES
Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) regulatory framework.

PROVED RESERVES
Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

RECOVERABLE RESERVES
Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

RESERVE REPLACEMENT RATIO
Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of property or upstream assets, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices.

RESERVE LIFE INDEX
Ratio between the amount of reserves at the end of the year and total production for the year.

RESOURCE BASE
Oil and gas volumes contained in a reservoir as ascertained based on available engineering and geological data (sum of proved, probable and possible reserves) plus volumes not yet discovered but that are expected to be eventually recovered from the reservoir net of a risk factor (risked exploration resources).

ABBREVIATIONS

mmcf	=	million cubic feet	bbl	=	barrels
bcf	=	billion cubic feet	kbbl	=	thousand barrels
mmcm	=	million cubic meters	mmbbl	=	million barrels
bcm	=	billion cubic meters	bbbl	=	billion barrels
boe	=	barrel of oil equivalent	mmtonnes	=	million tonnes
kboe	=	thousand barrel of oil equivalent	ktonnes	=	thousand tonnes
mmboe	=	million barrel of oil equivalent	/d	=	per day
bboe	=	billion barrel of oil equivalent	/y	=	per year

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ENI IN 2008 FINANCIAL INFORMATION

ENERGY CONVERSION TABLE

Oil
(average reference density 32.35 °API, relative density 0.8636)
1 barrel	(bbl)	158.987	l oil (a)	0.159	m3 oil	162.602	m3 gas			5,742	ft3 gas
						5,800,000	btu
1 barrel/d	(bbl/d)	~50	t/y
1 cubic meter	(m3)	1,000	l oil	6.29	bbl	1,033	m3 gas			36,481	ft3 gas
1 tonne oil equivalent	(toe)	1,160.49	l oil	7.299	bbl	1.161	m3 oil	1,187	m3 gas	41,911	ft3 gas

Gas
1 cubic meter	(m3)	0.976	l oil	0.00615	bbl	35,314.67	btu			35.315	ft3 gas
1,000 cubic feet	(ft3)	27.637	l oil	0.1742	bbl	1,000,000	btu	27.317	m3 gas	0.02386	toe
1,000,000 British thermal unit	(btu)	27.4	l oil	0.17	bbl	0.027	m3 oil	28.3	m3 gas	1,000	ft3 gas
1 tonne LNG	(tLNG)	1.2	toe	8.9	bbl	52,000,000	btu			52,000	ft3 gas
										1,400	m3 gas

Electricity

1 megawatthour=1,000 kWh	(MWh)	93.532	l oil	0.5883	bbl	0.0955	m3 oil	96.621	m3 gas	3,412.14	ft3 gas
1 teraJoule	(TJ)	25,981.45	l oil	163.42	bbl	25.9814	m3 oil	26,839.46	m3 gas	947,826.7	ft3 gas
1,000,000 kilocalories	(kcal)	108.8	l oil	0.68	bbl	0.109	m3 oil	112.4	m3 gas	3,968.3	ft3 gas

(a)	l oil: liters of oil.

Conversion of mass
	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1
Conversion of length
	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1
Conversion of volumes
	cubic foot (ft3)	barrel (bbl)	liter (l)	cubic meter (m3)
ft3	1	0	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m3	35.3107	6.2898	10[3]	1

Contents

Roberto Poli
Chairman

Roberto Poli was appointed Chairman of Eni in May 2002. He is currently President of Poli e Associati SpA, a consulting firm for corporate finance, mergers, acquisitions and reorganizations. From 1966 to 1998 he was Professor of Business Finance at the Università Cattolica of Milan. He is a partner of a leading firm for corporate finance and legal affairs.
He is director in important companies such as Fininvest SpA, Mondadori SpA, Merloni Termosanitari SpA, Coesia Global SpA, Maire Technimont SpA and Perennius Capital Partners SGR SpA. He has been an advisor for extraordinary finance operations for some of the most important companies in Italy. He has also been Chairman of Rizzoli-Corriere della Sera SpA and Publitalia SpA.

Paolo Scaroni
Chief Executive Officer

Paolo Scaroni has been CEO of Eni since June 2005. He obtained an economics degree from Milan’s Bocconi University in 1969 and an MBA from Columbia Business School in 1973. For a year following business school, he was an associate at McKinsey & Co. From 1973 until 1985, he held a series of positions with Saint Gobain, culminating with his appointment as President of the Saint Gobain flat glass division. In 1985, Paolo Scaroni became CEO of Techint. During his time at Techint, he was also Vice President of Falck and executive Vice President of SIV, a joint venture between Techint and Pilkington plc. He joined Pilkington in 1996 and was group CEO until May 2002. From May 2002 to May 2005 he was CEO of Enel, Italy’s leading electricity utility. Paolo Scaroni is a member of the Board of Assicurazioni Generali SpA, of LSEG plc (London Stock Exchange Group), of Veolia Environment (Paris), of the Board of Overseers of Columbia Business School (New York) and of the Board of Fondazione Teatro alla Scala. He was Chairman of Alliance Unichem plc (UK) from 2005 to July 2006. In November 2007 he was made a member of the prestigious Legion d’honneur of France.

Alberto Clô

Alberto Clô graduated in Political Science. He is Associate Professor of Industrial Economics at the University of Bologna and was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. During the Italian presidency of the European Union he was chairman of the Council of Ministers of Industry and Energy of the European Union. In 1996 he was awarded the title of Cavaliere di Gran Croce al Merito of the Republic of Italy. He is founder and editor of "Energia" journal. Until December 31, 2007 he was director of ASM Brescia SpA. Currently he is non-executive director of Atlantia SpA, Italcementi SpA and De Longhi SpA. He has been an independent director of Eni since May 1999.

Paolo Andrea Colombo

Paolo Andrea Colombo graduated in Business Economics from the Bocconi University and qualified as a professional accountant and auditor in 1985. He is professor of Accounting and Financial Reporting at the Bocconi University, Milan. He is partner of Borghesi Colombo & Associati, a consultancy firm specialized in corporate finance, mergers and acquisitions, strategy and corporate governance. He is a member of the Board of Directors of Mediaset, Interbanca, Ceresio Sim and Versace, and member of the Board of Statutory Auditors of Aviva Vita, Sirti, A. Moratti Sapa, Humanitas Mirasole, Credit Agricole Assicurazioni Italia. In Eni, he was member of the Board of Statutory Auditors (2002-2005) and Chairman of the same Board for a three year period until June 2008. He has been Chairman of Eni’s audit committee since May 2005. He has been an independent director of Eni since June 2008.

Paolo Marchioni

Paolo Marchioni is a qualified lawyer specializing in penal and administrative law. He acts as a consultant to government agencies and business organizations on business, corporate, administrative and local government law. He was Mayor of Baveno (Verbania) from April 1995 to June 2004 and Chairman of the Assembly of Mayors of Con.Ser.Vco from September 1995 to June 1999. He served in various positions within government agencies.
From October 2001 to April 2004 he was a director of C.i.m SpA of Novara (merchandise interport centre), from December 2002 to December 2005 a director and executive committee member of Finpiemonte SpA and from June 2005 to June 2008 Director of Consip SpA. He has been an independent director of Eni since June 2008.

Marco Reboa

Marco Reboa has a degree in Business Administration from the Bocconi University, Milan. He is a chartered accountant and public auditor. He is Professor of law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza and author of essays on corporate governance, economic and legal issues. He is the editor of "Rivista dei Dottori Commercialisti" and is a professional advisor in Milan. He is a member of the Board of Directors of Seat PG SpA, Interpump Group SpA, IMMSI SpA. He is Chairman of the Board of Statutory Auditors of Luxottica Group SpA and member of the Board of Statutory Auditors of Gruppo Lactalis SpA and Egidio Galbani SpA. He has been an independent director of Eni since May 2005.

Mario Resca

Mario Resca has a degree in Economics from the Bocconi University, Milan. He is Chairman of Finbieticola SpA, Italia Zuccheri SpA (formerly Eridania SpA), Casinò di Campione SpA and Confimprese. He is Director of Mondadori SpA, ARFIN SpA (insurances) and Finance Leasing SpA. He is Vice Chairman and venture partner of McDonald’s Development Italia, Inc. As a graduate he worked for the Chase Manhattan Bank. In 1974 he was appointed director of Biondi Finanziaria (Fiat Group) and from 1976 to 1991 he was partner of Egon Zehnder. In this period he was appointed director of Lancôme

(*)	Appointed by the Ordinary Shareholders’ Meeting held on June 10, 2008 for a three year period. Paolo Scaroni was re-appointed Group Chief Executive Officer. The Board expires at the date of approval of the financial statements for the 2010 financial year.

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ENI IN 2008 DIRECTORS AND OFFICERS

Italia and of companies belonging to the Rizzoli-Corriere della Sera Group and Versace Group. He was decorated as Cavaliere del Lavoro in 2002. He is Chairman of the American Chamber of Commerce. He also served as Chairman of Sambonet SpA, Kenwood Italia SpA and was a founding partner of Eric Salmon & Partners. In 2008 he was appointed General Director of Italian museums by the government. He has been an independent director of Eni since May 2002.

Pierluigi Scibetta

Pierluigi Scibetta graduated in economics from the University La Sapienza, Rome. He is a chartered accountant and auditor and has been appointed director and auditor of a number of public bodies and companies. In 2003 he was appointed director of the Istituto Superiore per la Previdenza e la Sicurezza sul Lavoro - ISPESL (the State Agency for Employee Safety) and of Gestore del Mercato Elettrico SpA. He is a professor of Environmental Economics at the University of Perugia. He has been an independent director of Eni since May 2005.

Francesco Taranto

Francesco Taranto graduated in Economics from the Catholic University of Milan. He began working in 1959, in a stock brokerage in Milan; from 1965 to 1982 he worked at Banco di Napoli, as deputy director of the stock market and securities office. He was director of securities funds at Eurogest from 1982 to 1984, general director and chief executive officer of Interbancaria Gestioni from 1984 to 1987. He has also been a member of the steering council of Assogestioni and of the corporate governance committee for listed companies formed by Borsa Italiana. He was a director of Enel SpA from October 2000 to June 2008, and is currently a member of the Board of directors of Banca Carige, Cassa di Risparmio di Firenze, Unicredit Xelion Banca, Pioneer Global Asset Management (Unicredit group), Kedrios and Alto Partners. He has been an independent director of Eni since June 2008.

BOARD COMMITTEES
Internal Control Committee:
Marco Reboa - Chairman,
Paolo Marchioni, Pierluigi Scibetta
and Francesco Taranto.

Compensation Committee:
Mario Resca - Chairman,
Alberto Clô, Paolo Andrea Colombo
and Francesco Taranto.

Oil - Gas Energy Committee:
Alberto Clô - Chairman,
Paolo Andrea Colombo, Marco Reboa,
Mario Resca and Pierluigi Scibetta.

BOARD OF STATUTORY AUDITORS
Ugo Marinelli - Chairman
Statutory Auditors:
Roberto Ferranti
Luigi Mandolesi
Tiziano Onesti
Giorgio Silva

EXTERNAL AUDITORS
PricewaterhouseCoopers SpA

GROUP OFFICERS
Paolo Scaroni
Chief Executive Officer
Alessandro Bernini
Chief Financial Officer
Salvatore Sardo
Chief Corporate Operations Officer
Stefano Lucchini
Senior Executive Vice President for Public Affairs and Communication
Massimo Mantovani
Senior Executive Vice President for Legal Affairs
Rita Marino
Senior Executive Vice President for Internal Audit
Leonardo Maugeri
Senior Executive Vice President for Strategies and Development
Roberto Ulissi
Senior Executive Vice President for Corporate Affairs and Governance
Raffaella Leone
Executive Assistant to the Chief Executive Officer

ENI DIVISIONS OFFICERS

EXPLORATION & PRODUCTION
Claudio Descalzi
Chief Operating Officer
Marco Alverà
Executive Vice President for Russia, North Europe and Americas Region
Federico Arisi Rota
Senior Vice President for Exploration and Petroleum Engineering

Roberto Casula
Executive Vice President for Sub-Saharan Africa Region
Gino Giannone
Senior Vice President for Development Project and Technologies
Guido Michelotti
Senior Vice President for Partnership Value Management
Antonio Vella
Executive Vice President for North Africa and Middle East Region
Umberto Vergine
Executive Vice President for South Europe, Central Asia, Russia, Far East and Pacific Region

GAS & POWER
Domenico Dispenza
Chief Operating Officer
Daniele De Giovanni
Senior Vice President for Supply Portfolio Development
Paolo Formica
Senior Vice President for Gas Storage Development Project
Francesco Giunti
Senior Vice President for Risk Management, Portfolio Balancing and Relations with Authorities
Camillo M. Gloria
Executive Vice President for International Markets
Carlo Eligio Gramola
Senior Vice President for Investments and Technical Services
Angelo Zaccari
Executive Vice President for Italian Market

REFINING & MARKETING
Angelo Caridi
Chief Operating Officer
Roberto Amari
Senior Vice President for Supply
Angelo Fanelli
Executive Vice President for Commercial
Sergio Lucchi
Executive Vice President for Refining and Logistics
Giacomo Rispoli
Senior Vice President for Research and Development
Simberto Senni Buratti
Senior Vice President for Technical Development & Projects

ENGINEERING & CONSTRUCTION
Marco Mangiagalli
Chairman
Pietro Franco Tali
Chief Executive Officer

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ENI IN 2008 DIRECTORS AND OFFICERS

REMUNERATION Remuneration paid to members of the Board of Directors, Chief Operating Officers and other managers with strategic responsibilities is reported in the table below for the year 2008.	Remuneration paid to managers who held a position for a fraction of the year is reported too.

(thousand euro)
Name	Position	Emoluments for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (a)	Salaries and other elements	Total
Board of Directors
Roberto Poli	Chairman	768	18	345				1,131
Paolo Scaroni	CEO	430	17	1,267		1,363	(b)	3,077
Alberto Clô	Director	157						157
Paolo Andrea Colombo (c)	Director	64						64
Renzo Costi (d)	Director	85						85
Dario Fruscio (e)	Director	19						19
Paolo Marchioni	Director	64						64
Marco Pinto (d)	Director	85						85
Marco Reboa	Director	157						157
Mario Resca	Director	143						143
Pierluigi Scibetta	Director	149						149
Francesco Taranto	Director	64						64
Chief Operating Officers
Stefano Cao	Exploration & Production (f)		1	2,294	(g)	3,825	(h)	6,120
Claudio Descalzi	Exploration & Production (i)		1			268		269
Domenico Dispenza	Gas & Power		1	856	(l)	710		1,567
Angelo Caridi	Refining & Marketing		2	268		565		835
Other managers with strategic responsibilities (m)			12	3,137		6,475	(n)	9,624

(a)	Based on performance achieved in 2007.
(b)	Includes the base salary of euro 1 million paid to the CEO, in his quality of General Manager, and termination indemnities and other elements for a total amount of euro 363,000 accrued along the prior service period from 2005 to 2008. The indemnities accrued in the year from the appointment date are not reported.
(c)	Chairman of the Board of Statutory Auditors until June 9, 2008.
(d)	In office until the Shareholders’ Meeting approving financial statements for the year ending December 31, 2007.
(e)	On January 30, 2008 Dario Fruscio resigned from the Board of Directors.
(f)	In office until July 31, 2008.
(g)	Includes the pro-quota portion of deferred bonus awarded for the 2006-2008 three-year period.
(h)	Includes indemnities paid upon termination.
(i)	Appointed on August 1, 2008.
(l)	Includes long-term incentives awarded by Snam Rete Gas in 2005, for the position of Chairman of Snam Rete Gas held until December 23, 2005.
(m)	Managers, who during the year with the CEO and the General Managers of Eni divisions, have been member of the Eni Directors Committee (No. 8 managers).
(n)	Includes indemnities paid upon termination.

Follows a description of each element of remuneration:
  In the column "Emoluments for service at Eni SpA" are reported fixed fees paid to non-executive and executive directors, fixed fees paid to Directors attending the Committees formed by the Board of Directors, and fees paid to Statutory Auditors. Fixed fees earned by the Chairman and the CEO include also fees earned for the powers delegated to them by the Board;
  In the column "Non-cash benefits" are reported amounts referring to all fringe benefits, including insurance policies;
  In the column "Bonuses and other incentives" are reported the portion of fees linked to performances which was awarded in the year to both non-executive directors and executive directors, and the portion of salaries linked to performances which was awarded in the year to the CEO, the COOs of Eni’s divisions and other managers with strategic responsibilities;

  In the column "Salaries and other elements" are reported base salaries and elements associated to salary paid to the CEO, the COOs of Eni’s divisions and other managers with strategic responsibilities, and indemnities paid upon termination of the employment contract. Referring to the Statutory Auditors, fees paid for positions held on the Board of Statutory Auditors in Eni’s subsidiaries are also reported.

Long-term incentive schemes
In March 2006, the Board of Directors approved a new long-term incentive scheme for senior managers of Eni Group companies (excluding listed subsidiaries), as proposed by the Compensation Committee.
This new scheme is designed to motivate more effectively and retain managers, linking incentives to targets and performance achieved in a tighter way than in previous incentives schemes.

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ENI IN 2008 DIRECTORS AND OFFICERS

The new incentive scheme applies to the 2006-2008 three year period and is composed of a deferred monetary bonus, linked to the achievement of certain business growth and operating efficiency targets, and stock option grants based on the achievement of certain targets in terms of total shareholder return.

Deferred monetary bonus
This leg of the long-term incentive scheme provides a basic bonus paid after three years according to a variable amount equal to a percentage ranging from 0 to 170% of the amount established for the target performance in relation to the performances achieved in a three-year period as approved by the Board of Directors. Performances are measured in terms of achievement of annual EBITDA targets preset for the 2006-2008 period, as assessed by comparing actual yearly results with set targets under a constant trading environment.
The following table sets out the basic bonus awarded in the year 2008 to the CEO and to the COOs of Eni’s Divisions, and the total amount awarded to other managers with strategic responsibilities.

Name	Deferred bonus awarded
(thousand euro)
Paolo Scaroni	CEO	1,023
Stefano Cao (a)	COO of the E&P Division	494
Claudio Descalzi (b)	COO of the E&P Division	215
Domenico Dispenza	COO of the G&P Division	385
Angelo Caridi	COO of the R&M Division	312
Other managers with strategic responsibilities (c)		1,732	(d)

(a)	Position held until July 31, 2008.
(b)	Appointed on August 1, 2008.
(c)	No. 8 managers.
(d)	Including the deferred bonus granted by Saipem to a manager with strategic responsibilities that joined Eni SpA on August 1, 2008.

Stock options
Eni awards share options to Group managers holding strategic positions or positions of significant responsibility for the achievement of the Company’s results. This scheme is designed to ensure that manager interests are aligned with those of shareholders and to stimulate entrepreneurial behavior on part of managers. Options entitle grantees to purchase an equal amount of Eni shares at a price corresponding to the higher of the average official prices recorded on the Italian Stock Exchange in the month prior to the grant or the average cost of shares in treasury the day prior to the award.
Differently from previous schemes, the 2006-2008 stock option plan introduced a performance condition upon which grants can be exercised. The Board of Directors determines the number of grants to be awarded after a three-year vesting period upon verification of performances achieved. The amount of grants is	determined in a percentage ranging from 0% to 100% of the amount underlying each year of the plan, depending on the performance of Eni shares measured in terms of Total Shareholders Return as compared to that achieved by a panel of major international oil companies in terms of market capitalization. Grants awarded at the end of the vesting period can be exercised in the subsequent three years. Under this plan, 7,415,000 options were awarded pertaining to 2008 with a strike price of euro 22.540.
At December 31, 2008, a total of 20,593,500 options were outstanding for the purchase of an equal amount of ordinary Eni shares nominal value euro 1. The average strike price of the options was euro 23.540.

The following is a summary of stock options activity for the years 2007 and 2008.

2007	2008
Number of shares	Weighted average exercise price (euro)	Number of shares	Weighted average exercise price (euro)

Options as of January 1	15,290,400	21.022	17,699,625	23.822
New options granted	6,128,500	27.451	7,415,000	22.540
Options exercised in the period	(3,028,200)	16.906	(582,100)	17.054
Options cancelled in the period	(691,075)	24.346	(975,100)	24.931
Options outstanding as of December 31	17,699,625	23.822	23,557,425	23.540
of which exercisable at December 31	2,292,125	18.440	5,184,250	21.263

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ENI IN 2008 DIRECTORS AND OFFICERS

The fair value of stock options granted during the years ended December 31, 2007 and 2008 of euro 2.98 and euro 2.60 respectively, was calculated applying the Black-Scholes method	The following table presents the amount of stock options awarded to Eni’s CEO, Chief Operating Officers and other managers with strategic responsibilities.

	CEO of Eni	COO E&P Division		COO G&P Division	COO R&M Division	Senior managers (a)

Name	Paolo Scaroni (b)	Stefano Cao (c)	Claudio Descalzi (d)	Domenico Dispenza	Angelo Caridi

Options outstanding at the beginning of the period:
- number of options		1,953,000	406,500	178,500	232,500	269,500	(e)	30,500	122,000	(f)	1,353,000	110,000	(g)
- average exercise price	(euro)	24.165	24.655	24.713	25.159	3.988		22.509	21.098		23.985	18.953
- average maturity in months		63	62	62	60	61		67	60		61	56
Options granted during the period:
- number of options		634,500	-	85,500	147,500			120,000	-		584,000	-
- average exercise price	(euro)	22.540	-	22.540	22.540			22.540	-		22.540	-
- average maturity in months		72	-	72	72			72	-		72	-
Options exercised at the end of the period:
- number of options		-	-	-	-	127,500	(e)	-	-		68,500	29,500	(g)
- average exercise price	(euro)	-	-	-	-	3.530		-	-		16.576	11.881
- average market price at date of exercise	(euro)	-	-	-	-	4.095		-	-		23.996	24.541
Options expired during the period:
- number of options			206,375	-	-	-		-	-		167,550	-
Options outstanding at the end of the period:
- number of options		2,587,500	200,125	264,000	380,000	142,000	(e)	150,500	122,000	(f)	1,700,950	80,500	(g)
- average exercise price	(euro)	23.767	24.060	24.009	24.142	4.399		22.534	21.098		23.670	21.545
- average maturity in months		55	51	55	56	54		65	48		55	48

(a)	No. 8 managers.
(b)	The award to the CEO has been integrated with a monetary incentive to be paid after three-year in relation to the performance of Eni shares, and is equal to 96,000 options granted in 2006, with a strike price of euro 23.100 and 80,500 options granted in 2007, with a strike price of euro 27.451.
(c)	In office until July 31, 2008.
(d)	Appointed on August 1, 2008.
(e)	Options on Snam Rete Gas shares assigned by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(f)	Options on Saipem shares assigned by the company to Angelo Caridi who held the position of CEO of Snamprogetti until August 2, 2007.
(g)	Options on Saipem shares.

Remuneration of key management personnel
Total remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive directors, Chief Operating	Officers and other managers holding strategic responsibilities[1] amounted to euro 25 million for 2008 as recognized in the profit and loss account. The break-down is as follows:

(million euro)	2007	2008
Fees and salaries	17	17
Post employment benefits	1	1
Other long-term benefits	3	3
Fair value stock grants/options	4	4
	25	25

(1)	These managers together with the CEO and the Chief Operating Officers are permanent members of Eni’s Steering Committee.

Contents

ANNUAL SHAREHOLDERS’ MEETING
The 2009 Annual Shareholders’ Meeting is convened to approve 2008 financial statements and dividend proposal on April 29-30, 2009, on first and second call respectively, in Rome at Eni’s headquarters, Via del Serafico, 89/91, at 10:00 am (CET).

A notice convening the meeting was published on March 28, 2009, on the Official Gazette of the Republic of Italy and can be found at Eni website www.eni.it /Media/Notices-innewspapers

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in Eni ADRs register of JPMorgan Chase Bank, N.A. by March 25, 2009 will be entitled to participate in the Meeting or to exercise votes by mail, after having complied with the deposit and registration requirements. Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to JPMorgan Chase Bank, N.A., ADRs Depositary.

Eni SpA’s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 94 09 24 (for calls from abroad Italy: 800 11 22 34 56) or fax number + 39 0659822233.

The Notice and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free numbers.

DIVIDENDS

Eni announces dividends on its ordinary shares in terms of euros. In the Annual Shareholders’ Meeting, shareholders approve the dividend proposal made by the Board of Directors. For the fiscal year 2008, the Board proposed a dividend of euro 1.30 per share.
Eni paid an interim dividend for fiscal year 2008 amounting to euro 0.65 per share to shares on the register at the ex-dividend date (September 22, 2008). Following shareholders approval, the balance of euro 0.65 to the amount proposed by the Board is scheduled for payment on May 21, 2009 (being the ex-dividend date May 18, 2009).
Holders of ADRs will receive euro 1.30 per ADR, payable on May 29, 2009 to ADR holders as of May 20, 2009 record date.
Eni intends to continue paying interim dividends in the future.

Following Italian tax laws in force from January 1, 2004, dividends do not entitle to a tax credit and are either subject to a with holding tax or partially cumulated to the receiver’s taxable income, depending on the receiver fiscal status.
Holders of ADRs receive their dividends in U.S. dollars. The rate of exchange used to determine the amount in dollars is equal to the official rate recorded on the date of dividend payment in Italy (May 21, 2009).
On ADR payment date, JPMorgan Chase Bank, N.A. pays the dividend less the amount of any withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s gross dividend.
Under a convention between the United States of America and Italy for the Avoidance of Double Taxation ("Treaty"), US residents who hold less than 10% of the Company, as defined in the Treaty, can effectively reduce the tax liability on dividends, from 27% to 15%. By submitting to JPMorgan Chase Bank, NA ("JPMorgan") certain required documents with respect to each dividend payment, US holders of ADRs will enable the Italian Depositary bank and JPMorgan as ADR Depositary to pay the dividend at the reduced withholding tax rate of 15%.
U.S. shareholders can obtain relevant documents as well as a complete instruction packet to benefit from this tax relief by contacting Eni’s Corporate Secretary or JPMorgan - Globe Tax Services at 1-800-929-5484.

Contents

ENI IN 2008 INVESTOR INFORMATION

1 Annual Report 2008 (www.eni.it/Interest themes>Publications) a comprehensive report on Eni’s activities and results for the year.

2 Fact Book 2008 (www.eni.it/Interest themes>Publications), a report on Eni’s businesses, strategies, objectives and development projects.

3 Sustainability Report 2008 (www.eni.it/Interest themes>Publications>Sustainability) provides readers with a thorough presentation of Eni’s commitment to the global sustainability issue. It describes the main interactions of Eni’s activities on human resources, the environment, communities and the territory, focusing on improvement targets and results achieved.
FINANCIAL CALENDAR	These and other Eni publications are available on Eni’s internet site www.eni.it, in the section Publications. Shareholders may receive a hard copy of Eni’s publications, free of charge, by filling in the request form found in the section Publications or through an email request addressed to segreteriasocietaria.azionisti@eni.it or to investor.relations@eni.it.

The dates of the Board of Directors’ meetings to be held during 2009 and yearly 2010 in order to approve/review the Company’s quarterly and semi-annual, and annual preliminary results are the following:
Results for the first quarter of 2009	April 23, 2009	Any other information relevant to shareholders and investors can be found at Eni’s website under the "Investor Relations" section.
Results for the second quarter and first half of 2009 and proposal of interim dividend for the financial year 2009	July 30, 2009
Results for the third quarter of 2009	October 28, 2009
Preliminary full-year results for the year ending December 31, 2009 and dividend proposal for the financial year 2009	February 2010
Related press releases are normally issued on the day following the event.

Contents
Investor Relations Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan) Tel. +39-0252051651 - Fax +39-0252031929 e-mail: investor.relations@eni.it eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2008:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report (in Italian and English)
Fact Book (in Italian and English)
Eni in 2008 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Korus - Rome - Italy
Cover: Inarea
Layout and supervision: Korus - Rome - Italy
Printing: Marchesi Grafiche Editoriali SpA - Rome - Italy
Printed on environmental friendly paper: Fedrigoni Symbol
Freelife Satin and Freelife Vellum

Contents

Eni: Board of Directors approves retail bond issue

San Donato Milanese (Milan), April 24, 2009 - The Board of Directors approved the issue of one or more bonds, in one or more tranches, to be placed with retail investors in Italy and to be listed on one or more regulated markets, including on the Mercato Telematico Obbligazionario (MOT), by April 23, 2010, for an overall maximum amount of euro 2 billion.

The bonds will enable Eni to achieve a better balance between its short term and medium/long term debt and to increase its investors base.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

ENI ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2009

  Adjusted net profit: down 42.2% to euro 1.76 billion
  Net profit: down 42.7% to euro 1.90 billion
  Cash flow: up 14.4% to euro 5.44 billion
  Oil and natural gas production: down 0.9% to 1.779 million barrels per day
  Natural gas sales: up 4.7% to 32.4 billion cubic meters

Rome, April 24, 2009 - Eni, the international oil and gas company, today announces its group results for the first quarter of 20091 (unaudited).

Paolo Scaroni, Chief Executive Officer, commented:
"2009 first quarter results are good in the face of a sharp reduction in the oil price and European gas demand. We continue to invest to drive growth and efficiency with the objective of delivering industry leading returns."

Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

SUMMARY GROUP RESULTS (million euro)
308	Operating profit	6,177	3,967	(35.8)
3,940	Adjusted operating profit (a)	5,896	3,754	(36.3)
(874)	Net profit (b)	3,321	1,904	(42.7)
(0.24)	- per ordinary share (euro) (c)	0.91	0.53	(41.8)
(0.63)	- per ADR ($) (c) (d)	2.73	1.38	(49.5)
1,955	Adjusted net profit (a) (b)	3,041	1,759	(42.2)
0.54	- per ordinary share (euro) (c)	0.83	0.49	(41.0)
1.42	- per ADR ($) (c) (d)	2.49	1.28	(48.6)

(a)	For a detailed explanation of adjusted operating profit and net profit see page 19.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

(1)	This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).

Financial highlights

-	Adjusted operating profit was euro 3.75 billion, down 36.3% from the first quarter of 2008. This was due to the weaker operating performance reported by the Exploration & Production and Gas & Power divisions as a result of falling oil prices and lower European demand for natural gas.
-	Adjusted net profit was euro 1.76 billion, down 42.2%, mainly as a result of the weaker operating performance, lower results reported by equity-accounted entities and an increased adjusted tax rate (from 47.5% to 49%).
-	Capital expenditures for the quarter were euro 3.15 billion mainly related to continuing development of oil and gas reserves, the construction of rigs and offshore vessels in the Engineering & Construction division and the upgrading of gas transportation infrastructure.
-	Net cash generated by operating activities amounted to euro 5.44 billion coupled with cash from divestments for euro 182 million, were used to fund the financing requirements associated with capital expenditures (euro 3.15 billion) and to pay down finance debt. At March 31, 2009 net borrowings[2] amounted to euro 16.53 billion decreasing by euro 1.85 billion from the end of 2008, also taking into account negative exchange rates translation differences.
-	Return on Average Capital Employed (ROACE)[3] calculated on an adjusted basis for the twelve-month period to March 31, 2009 was 15.1%.
-	Ratio of net borrowings to shareholders’ equity including minority interest – leverage[3] – decreased to 0.32 at March 31, 2009 from 0.38 as of December 31, 2008.

Operational highlights and trading environment

Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

KEY STATISTICS
1,854	Production of hydrocarbons	(kboe/d)	1,796	1,779	(0.9)
1,079	Liquids	(kbbl/d)	1,012	1,013	0.1
4,449	Natural gas	(mmcf/d)	4,503	4,398	(2.3)
30.99	Worldwide gas sales	(bcm)	30.91	32.35	4.7
1.31	of which: E&P sales		1.84	1.49	(19.0)
6.94	Electricity sold	(TWh)	8.16	7.78	(4.7)
3.06	Retail sales of refined products in Europe	(mmtonnes)	2.85	2.79	(2.1)

-	Oil and natural gas production for the first quarter amounted to 1,779 kboe/d, representing a decrease of 0.9% from the first quarter of 2008 mainly due to OPEC production cuts (down 31 kboe/d), the impact of unplanned facility downtime in Nigeria owing to security reasons and mature field declines. Those negatives were partially offset by continuing production ramp-up in Angola, Congo, Egypt and Venezuela, and the positive price impact reported in the Company’s PSAs.
-	Eni’s worldwide natural gas sales were 32.35 bcm, up 4.7% reflecting a contribution from the Distrigas acquisition. Net of this effect, sales declined by 14.3%, due to weaker European gas demand associated to the current economic downturn, especially in the Italian market which has been particularly hit by the slowdown (down 3.78 bcm).
-	Oil realizations declined by 50.9% driven by falling Brent prices (down 54.2% from the first quarter of 2008). Natural gas realizations followed an opposite pattern mainly due to the impact of time lags in the pricing formulae.
-	Realized refining margins were slightly impacted by the favorable trading environment as measured by movements in the relative prices of products compared to the cost of the oil feedstock (the margin on Brent was 5.3 $/bbl, up 40.2% from the first quarter of 2008), mainly due to narrowing differentials between light and heavy oil. Margins were favorably supported by the euro vs. the U.S. dollar exchange rate. Retail marketing margins were lower.
-	2009 first quarter results were positively influenced by the depreciation of the euro vs. the dollar (down 13.2%).

(2)	Information on net borrowings composition is furnished on page 27.
(3)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 28 and 27 for leverage and ROACE, respectively.

Portfolio developments

-	On April 7, 2009 Gazprom exercised its call option to purchase a 20% interest in OAO Gazprom Neft held by Eni following agreements between the two partners. The 20% interest in Gazprom Neft was acquired by Eni on April 4, 2007 as part of a bid procedure for the assets of bankrupt Russian company Yukos. The exercise price of the call option is equal to the bid price (U.S. $3.7 billion) as adjusted by subtracting dividends distributed and adding the contractual yearly remuneration of 9.4% on the capital employed and financing collateral expenses.
At the same time, Eni and Gazprom signed new cooperation agreements targeting certain development projects to be conducted jointly in Russia and other countries of interest.
-	On March 19, 2009, the mandatory tender offer on the minorities of Distrigas was finalized. Shareholders representing a 41.61% of the share capital of Distrigas tendered 292,390 shares on Eni’s offer. Publigaz SCRL tendered its entire interest (31.25%). The transaction has been accounted in Eni financial statements as at March 31, 2009. On April 8, 2009 Eni paid to those shareholders cash consideration amounting to euro 1,991 million. Following the tender offer, Eni owns 98.86% of the share capital of Distrigas. The squeeze-out on the residual 1.14% of the share capital is ongoing. Distrigas shares will be delisted from Euronext Brussels.
-	On February 12, 2009, Eni’s Board of Directors approved the divestment of 100% of Italgas SpA and Stoccaggi Gas Italia SpA (Stogit) to Snam Rete Gas (50.03% owned by Eni) for total cash consideration of euro 4,720 million (euro 3,070 million and euro 1,650 million, respectively). The transaction will be financed by Snam Rete Gas through: (i) a rights issue up for a maximum of euro 3.5 billion (Eni has already committed to subscribe its relative share of the rights issue); and (ii) new medium to long-term financing for euro 1.3 billion. The main impacts expected on Eni's consolidated financial statements when the transaction closes will be: (i) a decrease of euro 1.5 billion in net borrowings and a corresponding increase in total equity as a consequence of the pro-quota subscription of the Snam Rete Gas capital increase by the minorities; (ii) a decrease in Eni’s net profit equal to 45% of the aggregate net profit of Italgas and Stogit, with a corresponding increase in net profit attributable to minorities. From an industrial perspective the transaction, expected to close in July 2009, will create significant synergies in the regulated businesses segment and maximize the value of Italgas and Stogit due to the higher visibility of regulated businesses as a part of Snam Rete Gas.
-	On March 18, 2009 Eni signed a Protocol for Cooperation with the government of Pakistan to develop a number of important upstream, midstream and downstream projects in the Country. This deal follows Eni's growth strategy through the discovery of new reserves. Eni will provide its expertise as well as new technologies developed in the oil and gas sector, mainly in the exploration and production of hydrocarbon fields.
-	On February 9, 2009 Eni signed the first three agreements pertaining to the Memorandum of Understanding signed in August 2008 with Angola’s state oil company Sonangol. These agreements provide for: (i) a feasibility study that addresses the utilization of associated gas feeding a new onshore power plant; (ii) a joint study that evaluates areas of the highly prospective Angolan onshore basins and their production potential for further upstream sector initiatives; (iii) the definition of educational projects and the training of Angolan professionals with the aim of implementing energy initiatives.
-	Finally, Eni continued to experience exploration success in the Gulf of Mexico, North Sea and offshore Indonesia.

Outlook

Taking into account the current economic downturn, Eni assumes a Brent price of 43 $/bbl for the full year 2009 and a decline in European demand for natural gas and fuels. Key business trends for the year are expected to be the following:

-	Hydrocarbon production: the Company confirms that its oil and gas production will grow when excluding the impact of OPEC cuts. Still, the Company guides for a partial downward revision of its growth rate compared to its initial plans for a 3% growth rate for 2009 due to lower than anticipated gas demand, rescheduling of certain projects in order to capture the expected downturn in costs and the impact of unplanned facility downtime, particularly in West Africa;
-	Worldwide natural gas sales: are forecasted to increase from 2008 (actual sales volumes in 2008 were 104.23 bcm) reflecting the full contribution of the Distrigas acquisition and marketing activity designed to support the market share in target European markets, despite lowering gas demand. Sales in Italy are expected to decline sharply due to the economic downturn and competitive pressures;
-	Refining throughputs on Eni’s account: are expected to increase slightly from 2008 (actual throughputs in 2008 were 35.84 mmtonnes) reflecting improved performance at certain plants;
-	Retail sales of refined products in Italy and the rest of Europe: are expected to decrease from 2008 (12.03 mmtonnes in 2008, excluding the impact of the divestment of marketing activities in the Iberian Peninsula that was executed late in 2008) due to weak demand for fuels forecast in the main European markets.

In 2009, management expects a decrease in capital expenditures as compared to 2008 (euro 14.56 billion in 2008). Capital expenditures will be directed mainly to the development of oil and natural gas reserves, the upgrading of construction vessels and rigs, and the upgrading of natural gas transport infrastructures.
On the basis of the Company projections of cash flow at a price of $43 per Brent barrel for the full year, management expects that the Group’s leverage at 2009 year-end will record a slight increase from 2008 year-end (0.38). Still, management believes that the Group projected leverage at 2009 year-end will be adequate to support the Company’s current credit rating.

This press release for the first quarter of 2009 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF). Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
The evaluation and recognition criteria applied during the preparation of the report for the first quarter are unchanged from those adopted for the preparation of the 2008 Annual Report. From year 2009, the Company accounts gains and losses on non-hedging commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Prior period results have been restated accordingly.
Results are presented for the first quarter of 2009 and for the first quarter and the fourth quarter of 2008. Information on liquidity and capital resources relates to end of the period as of March 31, 2009, and December 31, 2008. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first quarter of the year cannot be extrapolated on an annual basis.

*      *      *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

*      *      *

Eni
Società per Azioni, Rome, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

*      *      *

This press release for the First Quarter of 2009 (unaudited) is also available on the Eni web site: www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Summary results for the first quarter of 2009

Fourth Quarter	First Quarter
2008	(million euro)	2008	2009	% Ch.

24,565	Net sales from operations	28,313	23,741	(16.1)
308	Operating profit (a)	6,177	3,967	(35.8)
2,348	Exclusion of inventory holding (gains) losses	(322)	125
1,284	Exclusion of special items	41	(338)

3,940	Adjusted operating profit (a)	5,896	3,754	(36.3)

(874)	Net profit pertaining to Eni	3,321	1,904	(42.7)
1,693	Exclusion of inventory holding (gains) losses	(241)	91
1,136	Exclusion of special items	(39)	(236)

1,955	Adjusted net profit pertaining to Eni	3,041	1,759	(42.2)
116	Adjusted net profit of minorities	172	206	19.8
2,071	Adjusted net profit	3,213	1,965	(38.8)
	Breakdown by division: (b)
1,389	Exploration & Production	2,038	908	(55.4)
522	Gas & Power	1,260	988	(21.6)
220	Refining & Marketing	53	68	28.3
(104)	Petrochemicals	(65)	(95)	(46.2)
213	Engineering & Construction	165	223	35.2
(117)	Other activities	(46)	(25)	45.7
(241)	Corporate and financial companies	(122)	(174)	(42.6)
189	Impact of unrealized profit in inventory (c)	(70)	72

	Net profit
(0.24)	per ordinary share (euro)	0.91	0.53	(41.8)
(0.63)	per ADR ($)	2.73	1.38	(49.5)
	Adjusted net profit
0.54	per ordinary share (euro)	0.83	0.49	(41.0)
1.42	per ADR ($)	2.49	1.28	(48.6)
3,622.4	Weighted average number of outstanding shares (d)	3,653.1	3,622.4	(0.8)
6,118	Net cash provided by operating activities	4,759	5,443	14.4
4,691	Capital expenditures	3,118	3,147	0.9

(a)	From year 2009, the Company accounts gains and losses on non-hedging commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Adjusted operating profit and net profit only include gains and losses associated with settled transaction, gross and net of the associated tax impact respectively. Prior period results have been restated accordingly.
(b)	For a detailed explanation of adjusted net profit by division see page 19.
(c)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at period end in the equity of the purchasing business segment.
(d)	Fully diluted.

Trading environment indicators

Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

54.91	Average price of Brent dated crude oil (a)	96.90	44.40	(54.2)
1.317	Average EUR/USD exchange rate (b)	1.500	1.302	(13.2)
41.69	Average price in euro of Brent dated crude oil	64.60	34.10	(47.2)
7.72	Average European refining margin (c)	3.81	5.34	40.2
5.86	Average European refining margin in euro	2.54	4.10	61.4
4.2	Euribor - three month rate (%)	4.5	2.0	(55.6)
2.7	Libor - three month dollar rate (%)	3.3	1.2	(63.6)

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Group results
Eni’s net profit for the first quarter of 2009 was euro 1,904 million, a decrease of euro 1,417 million from the first quarter of 2008, down 42.7%, mainly due to a decline of euro 2,210 million in operating performance (down 35.8%) that was affected by the current economic downturn. In addition, the Group results were affected by lower profit reported by equity-accounted entities and a higher consolidated tax rate up from 45.6% to 48.3%.
The increase recorded in the group tax rate reflected a higher rate of taxes applied by Italian subsidiaries following the reinstatement of the 33% statutory tax rate under the provisions of Law Decree No. 112 of June 2008 (it was 27.5% in the first quarter of 2008) and a recently enacted supplemental tax rate of 4% applied to 2009 Eni’s profit before income taxes as provided for by the Treaty between Italy and Libya, as well as the higher tax rate recorded by certain subsidiaries in the Exploration & Production division operating outside Italy.

Eni’s adjusted net profit amounted to euro 1,759 million, a reduction of euro 1,282 million from the first quarter of 2008, down 42.2%. Adjusted net profit is calculated by excluding an inventory holding loss of euro 91 million and special gains of euro 236 million net, resulting in an overall adjustment equal to a decrease of euro 145 million. Special gains mainly related to the divestment of certain oil & gas assets in the Exploration & Production division and re-measurement gains recorded on fair value evaluation of certain non-hedging commodity derivatives.

Results by division
The decline in the Group adjusted net profit mainly reflected lower results reported by:

-	the Exploration & Production division (down euro 1,130 million, or 55.4%) reflecting a lower operating performance (down euro 2,117 million, or 49.3%) mainly driven by lower oil prices in dollars (down 50.9%).
This negative was partially offset by the positive impact of the depreciation of the euro against the dollar (down 13.2%);
-	the Gas & Power division (down euro 272 million, or 21.6%) was affected by a weaker operating performance (down euro 303 million, or 18.2%) as marketing volumes decreased due to lower gas demand, particularly in Italy. Also the results of Regulated businesses in Italy and of equity-accounted entities were negatively affected by lower gas demand;
-	the Petrochemical division reported a bigger net loss, down euro 30 million (from euro 65 million to euro 95 million), due to a deteriorating operating performance, down euro 43 million, reflecting lower demand on end-markets, negatively affecting both volumes and margins.

These declines were partly offset by improved results reported by:

-	the Engineering & Construction division reporting improved net profit (up euro 58 million, or 35.2%) driven by the large number of ongoing oil & gas projects that were started during the upward phase of the oil cycle;
-	the Refining & Marketing division reporting increased adjusted net profit (up euro 15 million, or 28.3%) driven by a better operating performance (up euro 43 million) reflecting higher results of refining activities benefiting from the depreciation of the euro against the dollar and lower utility expenses.

Liquidity and capital resources
Summarized Group Balance Sheet

(million euro)

Dec. 31, 2008	Mar. 31, 2009	Change

Fixed assets	74,379	78,179	3,800
Net working capital	(6,614)	(8,763)	(2,149)
Provisions for employee benefits	(947)	(950)	(3)
Non-current assets held for sale including related net borrowings	68	68

CAPITAL EMPLOYED, NET	66,886	68,534	1,648

Shareholders’ equity including minority interest	48,510	52,006	3,496
Net borrowings	18,376	16,528	(1,848)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,886	68,534	1,648

Period-end currency translation effects increased the carrying amounts of net capital employed, shareholders’ equity and net borrowings by approximately euro 1,480 million, euro 1,120 million and euro 360 million respectively compared to 2008 year end amounts. Those increases were mainly driven by the depreciation of the euro against the dollar (at March 31, 2009 the euro /U.S. $ exchange rate was 1.331 as compared to 1.392 at December 31, 2008, down 4.4%).

Fixed assets amounted to euro 78,179 million, representing an increase of euro 3,800 million from December 31, 2008. This increase reflected exchange rate translation differences, capital expenditures incurred in the period (euro 3,147 million) and recognition of the share of goodwill associated with the buyout of the Distrigas minorities (euro 874 million), partly offset by depreciation, depletion and amortization and impairment charges (euro 2,178 million).

Net working capital was in negative territory at euro 8,763 million decreasing by euro 2,149 million from December 31, 2008, resulting from an increase in tax payables due to income taxes accrued for the period, a reduction in inventories of gas that were marketed, partly offset by increased commercial working capital. The increasing effect on working capital related to the elimination of the put option provided to Publigaz and accounted in 2008 as current liabilities (up euro 1,495 million) was offset by an increase in current liabilities amounting to euro 1,991 corresponding to the amount of Distrigas minorities that tendered their shares.

The line item Investments includes the carrying amount for euro 3,034 million (U.S. $4,038 at the exchange rate of March 31, 2009) of a 20% interest in the share capital of OAO Gazprom Neft that Eni purchased on April 4, 2007 as part of the bid procedure on the assets of bankrupt Russian company Yukos. OAO Gazprom Neft is currently listed on the London Stock Exchange, with approximately 5% of its capital floating. This accounting classification reflects the circumstance that Eni granted to Gazprom, which currently owns a 75% interest in the company, a call option on the entire 20% interest to be exercisable by Gazprom no later than April 9, 2009, at a strike price of U.S. $3.7 billion equaling the bid price, as modified by subtracting dividends received and adding possible share capital increases, a contractual yearly remuneration of 9.4% and financing collateral expenses. The book value of the interest as of March 31, 2009 corresponds to the strike price of the option as of the same date. Gazprom exercised its call option on April 7, 2009.

Shareholders’ equity including minority interest amounted to euro 52,006 million and increased by euro 3,496 million. This increase reflected net profit for the period (euro 2,110 million) and the effect of the closing of the mandatory public takeover bid on the minorities of Distrigas which determined an increase in shareholders’ equity due to the cancellation of the put option to Publigaz Scrl (euro 1,495 million). These increases were offset by the elimination of the book value, including their respective share of profit for the period, of the Distrigas minorities who tendered their shares to the public offer (euro 1,117 million). Also currency translation effects positively affected shareholders’ equity.

Summarized Group Cash Flow Statement

Fourth Quarter	(million euro)	First Quarter
2008	2008	2009

6,118	Net cash provided by operating activities	4,759	5,443
(4,691)	Capital expenditures	(3,118)	(3,147)
(1,943)	Investments and acquisitions of consolidated subsidiaries and business	(1,784)	(2,039)
(280)	Other cash flow related to capital expenditures, investments and disposals	324	1,745
415	Disposals	328	182
(381)	Free cash flow	509	2,184
(95)	Dividends paid and changes in minority interests and reserves	(199)	(2)
(77)	Exchange differences and other changes	426	(334)
(553)	CHANGE IN NET BORROWINGS	736	1,848

In the first quarter of 2009, net cash provided by operating activities (euro 5,443 million) coupled with cash from divestments for euro 182 million, were used to fund cash outflows relating to capital expenditures totaling euro 3,147 million and to pay down finance debt.
Investments included the closing of the mandatory public takeover bid on the Distrigas minorities corresponding to 41.61% of the share capital amounting to euro 1,991 million with no impact on free cash flow, as the outlay for the transaction will be accounted in the investing cash flows in the second quarter of 2009. Disposals of assets related to oil & gas exploration and production assets, following agreements signed with Suez in 2008.

Other information

Pieve Vergonte proceeding
The District Court of Turin with a temporarily executive decision dated July 3, 2008, sentenced the subsidiary Syndial SpA (former EniChem) to compensate for environmental damages that were allegedly caused when EniChem SpA managed an industrial plant at Pieve Vergonte during the 1990-1996 period. Specifically, the Court sentenced Syndial to pay the Italian Ministry of the Environment compensation amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision.
Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely.
Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely ill-founded as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister.
As no development of the proceeding has occurred since the filing of the Court’s decision, management confirmed its previous stance of making no provision for this proceeding on the basis of the above mentioned technical-legal advice, in concert with external consultants on accounting principles.

Financial and operating information by division for the first quarter of 2009 is provided in the following pages.

Exploration & Production

Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

	RESULTS (a)	(million euro)
6,506	Net sales from operations		8,686	6,145	(29.3)
1,987	Operating profit		4,269	2,374	(44.4)
734	Exclusion of special items:		21	(201)
646	- asset impairments		36
4	- gains on disposal of assets			(163)
2	- provision for redundancy incentives		1	2
77	- re-measurement gains/losses on commodity derivatives		(16)	(40)
5	- other
2,721	Adjusted operating profit		4,290	2,173	(49.3)
23	Net financial income (expense) (b)		19	33
139	Net income from investments (b)		112	(12)
(1,494)	Income taxes (b)		(2,383)	(1,286)
51.8	Tax rate	(%)	53.9	58.6
1,389	Adjusted net profit		2,038	908	(55.4)

	Results also include:
2,761	- amortizations and depreciations		1,525	1,686	10.6
	of which:
634	exploration expenditures		564	478	(15.2)
473	- amortization of exploratory drilling expenditures and other		435	376	(13.6)
161	- amortization of geological and geophysical exploration expenses		129	102	(20.9)
2,916	Capital expenditures		2,083	2,148	3.1
	of which:
603	- exploratory expenditures (c)		528	380	(28.0)

	Production (d) (e)
1,079	Liquids (f)	(kbbl/d)	1,012	1,013	0.1
4,449	Natural gas	(mmcf/d)	4,503	4,398	(2.3)
1,854	Total hydrocarbons	(kboe/d)	1,796	1,779	(0.9)

	Average realizations
46.47	Liquids (f)	($/bbl)	85.72	42.09	(50.9)
8.36	Natural gas	($/mmcf)	6.80	7.06	3.8
47.11	Total hydrocarbons	($/boe)	65.64	41.46	(36.8)

	Average oil market prices
54.91	Brent dated	($/bbl)	96.90	44.40	(54.2)
41.69	Brent dated	(euro/bbl)	64.60	34.10	(47.2)
58.50	West Texas Intermediate	($/bbl)	97.94	42.97	(56.1)
226.72	Gas Henry Hub	($/kmc)	305.58	161.39	(47.2)

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit following restructuring of Eni’s regulated gas businesses in Italy that was approved by the Company’s Board of Directors and is expected to close by mid-year. Prior period results have been restated accordingly.
(b)	Excluding special items.
(c)	Includes exploration bonuses.
(d)	Supplementary operating data is provided on page 32.
(e)	Includes Eni's share of production of equity-accounted entities.
(f)	Includes condensates.

Results
The Exploration & Production division reported adjusted operating profit of euro 2,173 million for the first quarter 2009, representing a decrease of euro 2,117 million from the first quarter 2008, down 49.3%, mainly due to lower oil realizations in dollars (down 50.9%). Results were also affected by lower sales volumes (down 2.8 mmboe). These negatives were partly offset by the depreciation of the euro over the dollar (approximately euro 270 million) and higher gas realizations (up 3.8%).

Special charges accounted for in the adjusted operating profit of euro 201 million mainly regarded gains on the divestment of exploration and production assets and re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedges.

Adjusted net profit decreased by euro 1,130 million to euro 908 million from the first quarter of 2008 due to a weaker operating performance, lower results from equity-accounted entities and an higher tax rate from 53.9% to 58.6%.

Operating review

Oil and natural gas production for the first quarter 2009 was 1,779 kboe/d, a decline of 17 kboe/d from the first quarter of 2008, or 0.9%, due mainly to production cuts decided by OPEC (down 31 kboe/d), the impact of unplanned facility downtime due to safety reasons in Nigeria as well as mature field declines. Those negatives were partially offset by continuing production ramp-up in Angola, Congo, Egypt and Venezuela, and the positive price impact reported in the Company’s PSAs. The share of oil and gas production outside Italy was 90% (89% in the first quarter 2008).

Liquids production was 1,013 kbbl/d, up 0.1% from the first quarter of 2008. Mature field declines, particularly in Italy, were offset by continuing production ramp-up mainly reported in Angola due to the ramp of the Saxi-Batuque offshore fields (Eni 20%), Congo where new production flowed at Eni’s operated projects started up in 2008 (Ikalou, Eni 100%) and Venezuela, where the Corocoro field achieved full plateau (Eni 26%). Favorable price effects were reported in the Company’s PSAs.

Natural gas production was 4,398 mmcf/d and decreased by 105 mmcf/d from the first quarter of 2008, down 2.3%. Main reductions were recorded in Italy and Nigeria. Increases were registered in Egypt, reflecting start ups at certain fields in the quarter, and the North Sea.

Liquid realizations for the quarter (42.09 $/bbl) decreased on average by 50.9% in dollar terms driven by lower oil prices (Brent declined by 54.2%). On the contrary, gas realizations increased by 3.8% due to the time lag between movements in oil prices and their effect on gas prices.
Eni’s average realizations for oil increased by 1.46 $/bbl due to the settlement of certain commodity derivatives relating to the sale of 10.5 mmbbl in the first quarter. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to 69.2 mmbbl by end of March 2009. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in Congo and in the Gulf of Mexico that were executed in 2007. Excluding this impact, liquid realizations would have been $40.63 per barrel.

Liquid realizations and the impact of commodity derivatives were as follows:

Fourth Quarter	First Quarter
2008	2008	2009

	LIQUIDS
93.6	Sales volumes	(mmbbl)	88.1	92.9
11.5	Sales volumes hedged by derivatives (cash flow hedge)		11.5	10.5

45.12	Average realized price per barrel, excluding derivatives	($/bbl)	90.01	40.63
1.36	Realized gains (losses) on derivatives		(4.29)	1.46

46.47	Average realized price per barrel		85.72	42.09

Gas & Power

Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

	RESULTS (a)	(million euro)
12,713	Net sales from operations		9,950	11,849	19.1
918	Operating profit		1,735	1,253	(27.8)
(153)	Exclusion of inventory holding (gains) losses		(77)	276
(82)	Exclusion of special items:		8	(166)
(2)	- environmental charges			2
1	- asset impairments
5	- gains on disposal of assets
12	- provision for redundancy incentives		3	3
(98)	- re-measurement gains/losses on commodity derivatives		5	(171)
683	Adjusted operating profit		1,666	1,363	(18.2)
32	Marketing and Power generation		957	774	(19.1)
506	Regulated businesses in Italy (a)		584	469	(19.7)
145	International transport		125	120	(4.0)
(3)	Net finance income (expense) (b)		(5)	(6)
88	Net income from investments (b)		135	100
(246)	Income taxes (b)		(536)	(469)
32.0	Tax rate	(%)	29.8	32.2
522	Adjusted net profit		1,260	988	(21.6)
656	Capital expenditures		450	390	(13.3)

	Natural gas sales	(bcm)
27.21	Sales of consolidated subsidiaries		26.44	28.36	7.3
13.28	Italy (includes own consumption)		16.96	13.21	(22.1)
13.77	Rest of Europe		9.36	15.03	60.6
0.16	Outside Europe		0.12	0.12
2.47	Eni's share of sales of natural gas of affiliates		2.63	2.50	(4.9)
29.68	Total sales and own consumption (G&P)		29.07	30.86	6.2
1.31	E&P in Europe and in the Gulf of Mexico		1.84	1.49	(19.0)
30.99	Worldwide gas sales		30.91	32.35	4.7
22.26	Gas volumes transported in Italy	(bcm)	25.26	20.29	(19.7)
13.15	Eni		15.31	10.42	(31.9)
9.11	On behalf of third parties		9.95	9.87	(0.8)
6.94	Electricity sold	(TWh)	8.16	7.78	(4.7)

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit, within the regulated businesses results, following restructuring of Eni regulated gas businesses in Italy that was approved by the Company’s Board of Directors and is expected to close by mid-year. As of that date, the results of the regulated businesses in Italy therefore include results of the Transport, Distribution, Re-gasification and Storage activities in Italy. Prior period results have been restated accordingly.
(b)	Excluding special items.

Results
In the first quarter of 2009 the Gas & Power division reported adjusted operating profit of euro 1,363 million, a decrease of euro 303 million from the first quarter of 2008, down 18.2%, mainly due to lower results recorded by marketing activities and the regulated businesses in Italy.

Special items excluded from operating income amounted to euro 166 million, and related mainly to re-measurement gains recorded on fair value evaluation of certain non-hedging commodity derivatives (euro 171 million) in marketing activities.

Adjusted net profit for the first quarter of 2009 was euro 988 million, declining by euro 272 million from the first quarter of 2008 (down 21.6%) due to a weaker operating performance, a higher adjusted tax rate (from 29.8% to 32.2%) and lower earnings reported by equity-accounted entities.

Operating review

Marketing
This business reported adjusted operating profit of euro 774 million for the first quarter of 2009, representing a decrease of euro 183 million from the first quarter of 2008. This shortfall was due to lower sales volumes of gas of consolidated subsidiaries, mainly in Italy (down 22.1%), reflecting the economic downturn, and lower electricity volumes. These negatives were partly offset by the positive contribution of the Distrigas acquisition notwithstanding the recording of amortization charges amounting to euro 28 million associated with amortization of the excess of the purchase price over the book value of the Distrigas intangible assets with definite useful lives (mainly customer relationship and order backlog) and by the favorable trend in energy parameters.

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

13.30	Italy	16.99	13.21	(22.2)
2.29	Wholesalers	3.21	2.81	(12.5)
0.43	Gas release	1.10	0.41	(62.7)
0.59	Italian exchange for gas and spot markets	0.15	0.10	(33.3)
2.69	Industries	3.24	2.60	(19.8)
2.32	Industries	2.75	2.12	(22.9)
0.37	Medium-sized enterprises and services	0.49	0.48	(2.0)
3.97	Power generation	4.77	2.65	(44.4)
2.07	Residential	2.90	3.13	7.9
1.26	Own consumption	1.62	1.51	(6.8)
17.69	International sales	13.92	19.14	37.5
15.95	Rest of Europe	11.56	17.18	48.6
2.87	Importers in Italy	3.80	3.41	(10.3)
13.08	European target markets	7.76	13.77	77.4
1.86	Iberian Peninsula	1.92	1.55	(19.3)
1.82	Germany-Austria	1.64	1.73	5.5
4.57	Belgium		5.10
0.93	Hungary	1.24	1.29	4.0
1.00	North Europe	0.68	0.97	42.6
1.21	Turkey	1.59	1.30	(18.2)
1.20	France	0.58	1.34	..
0.49	Other	0.11	0.49	..
0.43	Extra European markets	0.52	0.47	(9.6)
1.31	E&P in Europe and in the Gulf of Mexico	1.84	1.49	(19.0)
30.99	Worldwide gas sales	30.91	32.35	4.7

In the first quarter of 2009, natural gas sales were 32.35 bcm, an increase of 1.44 bcm from the first quarter of 2008, up 4.7%, mainly reflecting contribution from the Distrigas acquisition. Excluding this effect, sales declined by 14.3% due to a very weak gas demand in Italy caused by the economic downturn. Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.
In Italy, sales volumes decreased by 3.78 bcm, or 22.2%, to 13.21 bcm reflecting sharply lower supplies to power generation (down 2.12 bcm) and industrial customers (down 0.64 bcm) due to a decline in industrial production and to a lesser extent, to wholesalers (down 0.40 bcm), also reflecting competitive pressure. Lower sales to power generation customers reflected also a wider use of water basins. These negatives were partly offset by increased volumes to the residential sector (up 0.23 bcm) mainly due to stronger weather-related sales.

International sales were up 5.22 bcm, or 37.5%, to 19.14 bcm, benefiting from the contribution of Distrigas.
Net of this effect, sales declined by 4.6% due mainly to lower sales to importers to Italy (down 0.39 bcm) and the Exploration & Production segment sales in Europe (down 0.35 bcm or 19%), as offset by higher organic sales (up 0.15 bcm, or 1.9%) in target European markets. Increases were achieved in particular in France (up 0.35 bcm)

due to ongoing marketing initiatives and in Northern Europe (up 0.29 bcm). Lower sales volumes were recorded in the Iberian Peninsula (down 0.37 bcm) and Turkey (down 0.29 bcm).

In the first quarter of 2009, electricity sales decreased to 7.78 TWh, down 4.7% from the first quarter of 2008 due to lower demand reflecting the economic downturn. This decrease related to lower sales to the Italian Power Exchange.

Regulated businesses in Italy
These businesses reported adjusted operating profit of euro 469 million for the first quarter of 2009, down euro 115 million, or 19.7% from the same period of 2008. Transport activities were negatively affected by the decline in gas demand in Italy (down euro 32 million), whose effects were offset in part by the recognition in tariffs of capital expenditures incurred.
Distribution activities showed a decline (euro 82 million) related mainly to a new tariff mechanism defined by the Authority for electricity and gas effective from January 1, 2009 which provided for the elimination of the commodity component of the tariff resulting in a revenue profile that is largely unaffected by actual volumes of gas distributed.

In the first quarter of 2009, volumes of gas transported decreased by 4.97 bcm, or 19.7%, to 20.29 bcm, from a year ago, mainly due to lower gas consumptions on all market segments relating to the current economic downturn.

In the quarter, customers withdrew 6 bcm from the Company’s storage deposits, an increase of 2.5 bcm compared to the same period of 2008.

Other performance indicators

(million euro)

Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

940	Pro-forma adjusted EBITDA	1,777	1,720	(3.2)
360	Marketing	1,189	1,184	(0.4)
115	of which: +/(-) adjustment on commodity derivatives	(3)	175
369	Regulated businesses in Italy	412	343	(16.7)
211	International transport	176	193	9.7

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit which is also modified to take into account certain impacts associated with derivatives instruments as discussed below.
This performance indicator include adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.
The EBITDA of Snam Rete Gas is includes according to Eni’s share of equity (55.59% as of March 31, 2009, which takes into account the amount of own shares held in treasury by the subsidiary itself) although being fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its status of listed company. Also results of Italgas SpA and Stoccaggi Gas SpA are included according to the same share of equity as Snam Rete Gas due to the internal approval, albeit the closing will occur later, of the restructuring of Eni’s regulated business in the Italian gas sector whereby the parent company Eni SpA will divest the entire share capital of the two subsidiaries to Snam Rete Gas.
In order to calculate the EBITDA proforma adjusted, the adjusted operating profit of the marketing business is modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS and are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices in future periods. The impact of those derivatives is allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized.

The above mentioned adjustment to the EBITDA pro-forma adjusted, which is a non IFRS measure, intends to carry forward to the reporting period during which those gas and electricity sales at fixed price will be recognized, the gains and losses on the non-hedging commodity derivatives entered into by the Company to manage the economic risk associated with those sales at fixed price whereby the Company is exposed to the fluctuations in gas purchase costs which are indexed to certain energy parameters as measured over a number of months prior to the month during which the sale occurs and are exposed to movements in the euro vs dollar exchange rates.
Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division taking account of evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.
The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

	RESULTS	(million euro)
6,949	Net sales from operations		10,980	6,386	(41.8)
(2,192)	Operating profit		215	240	11.6
2,233	Exclusion of inventory holding (gains) losses		(207)	(209)
203	Exclusion of special items:		4	24
48	- environmental charges		6	7
149	- asset impairments			6
3	- gains on disposal of assets			(1)
13	- provision for redundancy incentives		2	5
(10)	- re-measurement gains/losses on commodity derivatives		(1)	7
	- other		(3)
244	Adjusted operating profit		12	55	..
1	Net finance income (expense) (a)
63	Net income from investments (a)		62	35
(88)	Income taxes (a)		(21)	(22)
28.6	Tax rate	(%)	28.4	24.4
220	Adjusted net profit		53	68	28.3
422	Capital expenditures		149	85	(43.0)

	Global indicator refining margin
7.72	Brent	($/bbl)	3.81	5.34	40.2
5.86	Brent	(euro/bbl)	2.54	4.10	61.4
9.61	Ural	($/bbl)	6.04	6.28	4.0

	Refining throughputs and sales	(mmtonnes)
6.19	Refining throughputs of wholly-owned refineries		6.35	5.72	(9.9)
7.73	Refining throughputs on own account Italy		7.52	7.05	(6.3)
1.34	Refining throughputs on own account Rest of Europe		1.43	1.28	(10.5)
9.07	Refining throughputs on own account		8.95	8.33	(6.9)
2.29	Retail sales Italy		2.06	2.10	1.9
0.77	Retail sales Rest of Europe		0.79	0.69	(12.7)
3.06	Total retail sales in Europe		2.85	2.79	(2.1)
2.89	Wholesale Italy		2.56	2.41	(5.9)
0.95	Wholesale Rest of Europe		0.90	0.91	1.1
3.84	Total wholesale in Europe		3.46	3.32	(4.0)
0.18	Wholesale Rest of World		0.14	0.09	(35.7)
5.03	Other sales		4.64	4.77	2.8
12.11	Sub-total		11.09	10.97	(1.1)
	Iberian Peninsula		0.51		..
12.11	Sales		11.60	10.97	(5.4)

	Refined product sales by region
7.52	Italy		7.59	6.18	(18.6)
1.72	Rest of Europe		2.20	1.60	(27.3)
2.87	Rest of World		1.81	3.19	76.2

(a)	Excluding special items.

Results
Adjusted operating profit for the quarter was euro 55 million, up euro 43 million from the first quarter of 2008, mainly due to higher refining results reflecting the depreciation of the euro over the dollar and lower utility expenses. These positives were partly offset by lower throughputs. Marketing activities reported results that were in line with the first quarter 2008 as the Italian retailing activities posted market share gains amidst lower margins and weaker fuel demand. Marketed volumes on both wholesale markets in Italy and retail European markets were affected by the weak demand.

Special charges excluded from adjusted operating profit amounted to euro 24 million and mainly related to environmental charges, employee redundancy incentives and re-measurement losses recorded on fair value evaluation of certain not hedging commodity derivatives.

Adjusted net profit for the quarter was euro 68 million, up euro 15 million, or 28.3%, mainly due to a better operating performance partly offset by lower profits of equity-accounted entities.

Operating review

Eni’s refining throughputs for the first quarter of 2009 were 8.33 mmtonnes, down 6.9% from the first quarter of 2008. Lower volumes were recorded in Italy (down 6.3%) as refinery operations were rescheduled at certain plants to take account of the weak demand for products and refinery downtime was prolonged. Volumes processed outside Italy declined in Germany due to the divestment of Ingolstadt asset, as well as lower demand for products.

Excluding the impact of the divestment of marketing activities in the Iberian Peninsula late in 2008 (down 0.51 mmtonnes), sales of refined products for the first quarter of 2009 decreased by 120 ktonnes, down 1.1%, to 10.97 mmtonnes. Retail sales in Italy followed a different trend and increased by 2.10 mmtonnes, up 1.9%, because the decline in demand was countered by increased self-service sales and promotional campaigns mainly on ordinary service stations, while sales on highways outlets declined.
The retail market share as of March 31, 2009 was 31.5%, up 1.7 percentage points from March 31, 2008.

Retail sales in Italy (2.10 mmtonnes) increased by 40 ktonnes, up 1.9%, mainly due to higher gasoil sales.
Wholesale sales in Italy (2.41 mmtonnes) decreased by approximately 150 ktonnes, down 5.9%, mainly due to lower consumptions reflecting the economic downturn.

Retail sales in the rest of Europe (690 ktonnes) decreased by approximately 100 ktonnes, or 12.7%, mainly reflecting a decline in demand, in particular in Eastern Europe.
Wholesale sales in the rest of Europe (0.91 mmtonnes) increased by 10 ktonnes. Increased volumes were marketed in the Czech Republic and Slovenia, while lower volumes were marketed in Germany and Switzerland.

Profit and loss account

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

24,565	Net sales from operations	28,313	23,741	(16.1)
258	Other income and revenues	170	360	..
(20,845)	Operating expenses	(20,359)	(17,973)	11.7
(3,514)	Depreciation, depletion, amortization and impairments	(1,946)	(2,178)	(11.9)
(156)	Other operating income (expense) (a)	(1)	17	..

308	Operating profit	6,177	3,967	(35.8)
(349)	Finance income (expense)	(99)	(30)	69.7
157	Net income from investments	529	144	(72.8)

116	Profit before income taxes	6,607	4,081	(38.2)
(874)	Income taxes	(3,012)	(1,971)	34.6
n.s.	Tax rate (%)	45.6	48.3
(758)	Net profit	3,595	2,110	(41.3)
	Attributable to:
(874)	- Eni	3,321	1,904	(42.7)
116	- minority interest	274	206	(24.8)

(874)	Net profit attributable to Eni	3,321	1,904	(42.7)
1,693	Exclusion of inventory holding (gain) loss	(241)	91
1,136	Exclusion of special items	(39)	(236)
1,955	Eni’s adjusted net profit (b)	3,041	1,759	(42.2)

(a)	From year 2009, the Company accounts gains and losses on non-hedging commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Adjusted operating profit and net profit only include gains and losses associated with settled transaction, gross and net of the associated tax impact respectively. Prior period results have been restated accordingly.
(b)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 19.

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 33% is applied to finance charges and income.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

First Quarter of 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	2,374	1,253	240	(167)	270	(55)	(63)	115	3,967
Exclusion of inventory holding (gains) losses		276	(209)	58					125

Exclusion of special items
environmental charges		2	7						9
asset impairments			6			1			7
gains on disposal of assets	(163)		(1)			(1)			(165)
provision for redundancy incentives	2	3	5	1			5		16
re-measurement gains/losses on commodity derivatives	(40)	(171)	7	(3)	2				(205)

Special items of operating profit	(201)	(166)	24	(2)	2		5		(338)

Adjusted operating profit	2,173	1,363	55	(111)	272	(55)	(58)	115	3,754
Net finance (expense) income (a)	33	(6)				30	(87)		(30)
Net income from investments (a)	(12)	100	35		8				131
Income taxes (a)	(1,286)	(469)	(22)	16	(57)		(29)	(43)	(1,890)

Tax rate (%)	58.6	32.2	24.4		20.4				49.0
Adjusted net profit	908	988	68	(95)	223	(25)	(174)	72	1,965

of which:
- adjusted net profit of Minority interest									206
- Eni’s adjusted net profit									1,759

Eni reported net profit									1,904

Exclusion of inventory holding (gains) losses									91
Exclusion of special items									(236)

Eni’s adjusted net profit									1,759

(a)	Excluding special items.

First Quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	4,269	1,735	215	(32)	214	(47)	(75)	(102)	6,177
Exclusion of inventory holding (gains) losses		(77)	(207)	(38)					(322)

Exclusion of special items
environmental charges			6						6
asset impairments	36			2		1			39
provision for redundancy incentives	1	3	2				5		11
re-measurement gains/losseson commodity derivatives	(16)	5	(1)						(12)
other			(3)						(3)

Special items of operating profit	21	8	4	2		1	5		41

Adjusted operating profit	4,290	1,666	12	(68)	214	(46)	(70)	(102)	5,896
Net finance (expense) income (a)	19	(5)		1			(114)		(99)
Net income from investments (a)	112	135	62		15				324
Income taxes (a)	(2,383)	(536)	(21)	2	(64)		62	32	(2,908)

Tax rate (%)	53.9	29.8	28.4		27.9				47.5
Adjusted net profit	2,038	1,260	53	(65)	165	(46)	(122)	(70)	3,213

of which:
- adjusted net profit of Minority interest									172
- Eni’s adjusted net profit									3,041

Eni reported net profit									3,321

Exclusion of inventory holding (gains) losses									(241)
Exclusion of special items									(39)

Eni’s adjusted net profit									3,041

(a)	Excluding special items.

Fourth Quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	1,987	918	(2,192)	(493)	302	(153)	(362)	301	308
Exclusion of inventory holding (gains) losses		(153)	2,233	268					2,348

Exclusion of special items
environmental charges		(2)	48			73	120		239
asset impairments	646	1	149	106		2			904
gains on disposal of assets	4	5	3		(4)	(1)			7
risk provisions						(16)			(16)
provision for redundancy incentives	2	12	13	7		2	14		50
re-measurement gains/losses on commodity derivatives	77	(98)	(10)				49		18
other	5					2	75		82

Special items of operating profit	734	(82)	203	113	(4)	62	258		1,284

Adjusted operating profit	2,721	683	244	(112)	298	(91)	(104)	301	3,940
Net finance (expense) income (a)	23	(3)	1	1	1	(27)	(345)		(349)
Net income from investments (a)	139	88	63	(11)	13	1			293
Income taxes (a)	(1,494)	(246)	(88)	18	(99)		208	(112)	(1,813)

Tax rate (%)	51.8	32.0	28.6		31.7				46.7
Adjusted net profit	1,389	522	220	(104)	213	(117)	(241)	189	2,071

of which:
- adjusted net profit of Minority interest									116
- Eni’s adjusted net profit									1,955

Eni reported net profit									(874)

Exclusion of inventory holding (gains) losses									1,693
Exclusion of special items									1,136

Eni’s adjusted net profit									1,955

(a)	Excluding special items.

Analysis of special items

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009

	Special items of operating profit
904	Asset impairments	39	7
239	Environmental charges	6	9
7	Gains on disposal of property, plant and equipment		(165)
(16)	Risk provisions
50	Provisions for redundancy incentives	11	16
18	Re-measurement gains/losses on commodity derivatives	(12)	(205)
82	Other	(3)

1,284		41	(338)

(52)	Net income from investments	(185)	(10)
	of which:
	- gain on the disposal of GTT (Gaztransport et Technigaz sas)	(185)
(96)	Income taxes	3	112
	of which:
286	- tax impact on inventories pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries
(377)	- taxes on special items of operating profit	3	112
(5)	- other tax items
1,136	Total special items of net profit	(141)	(236)

	attributable to:
	- Minority interest	(102)
1,136	- Eni	(39)	(236)

Adjusted operating profit

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

2,721	Exploration & Production	4,290	2,173	(49.3)
683	Gas & Power	1,666	1,363	(18.2)
244	Refining & Marketing	12	55	..
(112)	Petrochemicals	(68)	(111)	(63.2)
298	Engineering & Construction	214	272	27.1
(91)	Other activities	(46)	(55)	(19.6)
(104)	Corporate and financial companies	(70)	(58)	17.1
301	Impact of unrealized profit in inventory	(102)	115
3,940		5,896	3,754	(36.3)

Net sales from operations

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

6,506	Exploration & Production	8,686	6,145	(29.3)
12,713	Gas & Power	9,950	11,849	19.1
6,949	Refining & Marketing	10,980	6,386	(41.8)
1,042	Petrochemicals	1,760	878	(50.1)
2,524	Engineering & Construction	2,051	2,415	17.7
41	Other activities	51	26	(49.0)
374	Corporate and financial companies	301	309	2.7
12	Impact of unrealized profit in inventory		(14)
(5,596)	Consolidation adjustment	(5,466)	(4,253)
24,565		28,313	23,741	(16.1)

Operating expenses

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

19,761	Purchases, services and other	19,418	16,983	(12.5)
531	of which: other special items	39
1,084	Payroll and related costs	941	990	5.2
50	of which: provision for redundancy incentives and other	11	16
20,845		20,359	17,973	(11.7)

Depreciation, depletion, amortization and impairments

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

2,140	Exploration & Production	1,525	1,686	10.6
244	Gas & Power	183	240	31.1
110	Refining & Marketing	112	99	(11.6)
35	Petrochemicals	32	24	(25.0)
87	Engineering & Construction	75	107	42.7
	Other activities	2
22	Corporate and financial companies	17	19	11.8
(4)	Impact of unrealized profit in inventory	(3)	(4)
2,634	Total depreciation, depletion and amortization	1,943	2,171	11.7

880	Impairments	3	7

3,514		1,946	2,178	11.9

Net income from investments

(million euro)

Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Group

Share of gains (losses) from equity-accounted investments	(18)	100	23	8	113
Dividends	2		15		17
Net gains on disposal				10	10
Other income (expense), net	4				4

	(12)	100	38	18	144

Income taxes

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009	% Ch.

	Profit before income taxes
(2,360)	Italy	2,031	1,595	(436)
2,476	Outside Italy	4,576	2,486	(2,090)
116		6,607	4,081	(2,526)
	Income taxes
(461)	Italy	642	666	24
1,335	Outside Italy	2,370	1,305	(1,065)
874		3,012	1,971	(1,041)
	Tax rate (%)
19.5	Italy	31.6	41.8	10.2
53.9	Outside Italy	51.8	52.5	0.7
n.s.		45.6	48.3	2.7

Summarized Group balance sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET

(million euro)
Dec. 31, 2008	Mar. 31, 2009	Change

Fixed assets
Property, plant and equipment	59,155	61,588	2,433
Other assets
Inventories - compulsory stock	1,196	1,444	248
Intangible assets	7,715	8,487	772
Equity-accounted investments and other investments	5,881	6,015	134
Receivables and securities for financing operating activities	1,219	1,275	56
Net payables related to capital expenditures	(787)	(630)	157

	74,379	78,179	3,800
Net working capital
Inventories	6,082	4,533	(1,549)
Trade receivables	16,444	16,723	279
Trade payables	(12,590)	(11,563)	1,027
Tax payables and provisions for net deferred tax liabilities	(5,281)	(6,933)	(1,652)
Provisions for contingencies	(9,573)	(9,516)	57
Other current assets and liabilities:
Equity instruments	2,741	3,034	293
Other (a)	(4,437)	(5,041)	(604)

	(6,614)	(8,763)	(2,149)
Provisions for employee benefits	(947)	(950)	(3)
Net assets held for sale including related net borrowings	68	68

CAPITAL EMPLOYED, NET	66,886	68,534	1,648

Shareholders’ equity
attributable to:
- Eni	44,436	48,919	4,483
- Minority	4,074	3,087	(987)
	48,510	52,006	3,496
Net borrowings	18,376	16,528	(1,848)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,886	68,534	1,648

(a)	Include receivables and securities for financing operating activities for euro 404 million at March 31, 2009 (euro 410 million at December 31, 2008) and securities covering technical reserves of Eni’s insurance activities for euro 381 million (euro 302 million at December 31, 2008).

Net borrowings and Leverage
Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(million euro)
Dec. 31, 2008	Mar. 31, 2009	Change

Total debt	20,837	18,800	(2,037)
- Short-term debt	6,908	5,536	(1,372)
- Long-term debt	13,929	13,264	(665)
Cash and cash equivalent	(1,939)	(1,845)	94
Securities not related to operations	(185)	(116)	69
Non-operating financing receivables	(337)	(311)	26

Net borrowings	18,376	16,528	(1,848)

Shareholders’ equity including minority interest	48,510	52,006	3,496
Leverage	0.38	0.32	(0.06)

Bonds maturing in the 18-months period starting on March 31, 2009

(million euro)
Issuing entity	Amount at Mar. 31, 2009 (a)

Eni Coordination Center SA	525
Eni Coordination Center SA	179
Eni Lasmo Plc	159
863

(a)	Amounts in euro at March 31, 2009 include interest accrued and discount on issue.

Bond issued in the first quarter of 2009 (granted by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at March 31, 2008 (a) (million euro)	Maturity	Rate	%

Eni SpA	1,500	euro	1,500	2016	fixed	5.00
1,500

(a)	Amounts in euro at March 31, 2009 include interest accrued and discount on issue.

Changes in shareholders’ equity

(million euro)

Shareholders’ equity at December 31, 2008		48,510
Net profit for the period	2,110
Reserve for cash flow hedges	19
Cancellation of Distrigas put option	1,495
Acquisition of Distrigas minorities	(1,117)
Currency translation differences	1,120
Other changes	(131)

Total changes		3,496

Shareholders’ equity at March 31, 2009		52,006

Attributable to:
- Eni		48,919
- Minority interest		3,087

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33% effective from January 1, 2008 (33% in previous reporting periods). The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect. ROACE by division is determined as the ratio between adjusted net profit and net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(million euro)

Calculated on a twelve-month period ending on March 31, 2009	Exploration & Production	Gas &Power	Refining & Marketing	Group

Adjusted net profit	6,760	2,381	535	9,543
Exclusion of after-tax finance expenses/interest income	-	-	-	247
Adjusted net profit unlevered	6,760	2,381	535	9,790
Adjusted capital employed, net:
- at the beginning of period	24,111	21,386	8,038	60,205
- at the end of period	33,667	22,255	8,030	69,589
Adjusted average capital employed, net	28,889	21,821	8,034	64,897
ROACE adjusted (%)	23.4	10.9	6.7	15.1

(million euro)

Calculated on a twelve-month period ending on December 31, 2008	Exploration & Production	Gas &Power	Refining & Marketing	Group

Adjusted net profit	7,890	2,653	520	10,791
Exclusion of after-tax finance expenses/interest income	-	-	-	335
Adjusted net profit unlevered	7,890	2,653	520	11,126
Adjusted capital employed, net:
- at the beginning of period	23,826	21,333	7,675	59,194
- at the end of period	30,362	22,273	8,260	67,609
Adjusted average capital employed, net	27,094	21,803	7,968	63,402
ROACE adjusted (%)	29.1	12.2	6.5	17.5

Summarized Group cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED GROUP CASH FLOW STATEMENT

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009	Change

(758)	Net profit	3,595	2,110	(1,485)
	Adjustments to reconcile to cash generated from operating profit before changes in working capital:
5,428	- amortization and depreciation and other non monetary items	1,744	2,078	334
(16)	- net gains on disposal of assets	(195)	(157)	38
531	- dividends, interest, taxes and other changes	2,966	1,886	(1,080)

5,185	Net cash generated from operating profit before changes in working capital	8,110	5,917	(2,193)
3,492	Changes in working capital related to operations	(1,253)	1,167	2,420
(2,559)	Dividends received, taxes paid, interest (paid) received during the period	(2,098)	(1,641)	457

6,118	Net cash provided by operating activities	4,759	5,443	684
(4,691)	Capital expenditures	(3,118)	(3,147)	(29)
(1,943)	Investments and purchase of consolidated subsidiaries and businesses	(1,784)	(2,039)	(255)
415	Disposals	328	182	(146)
(280)	Other cash flow related to capital expenditures, investments and disposals	324	1,745	1,421

(381)	Free cash flow	509	2,184	1,675
568	Borrowings (repayment) of debt related to financing activities	(629)	102	731
(449)	Changes in short and long-term financial debt	687	(2,380)	(3,067)
(95)	Dividends paid and changes in minority interests and reserves	(199)	(2)	197
(34)	Effect of changes in consolidation and exchange differences	(141)	2	143

(391)	NET CASH FLOW FOR THE PERIOD	227	(94)	(321)

CHANGES IN NET BORROWINGS

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009	Change

(381)	Free cash flow	509	2,184	1,675
(353)	Net borrowings of acquired companies
216	Net borrowings of divested companies
60	Exchange differences on net borrowings and other changes	426	(334)	(760)
(95)	Dividends paid and changes in minority interests and reserves	(199)	(2)	197
(553)	CHANGE IN NET BORROWINGS	736	1,848	1,112

29 -

CAPITAL EXPENDITURES

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009	Change

2,916	Exploration & Production	2,083	2,148	3.1
656	Gas & Power	450	390	(13.3)
422	Refining & Marketing	149	85	(43.0)
92	Petrochemicals	20	9	(55.0)
570	Engineering & Construction	421	495	17.6
22	Other activities	3	6	..
39	Corporate and financial companies	10	10
(26)	Impact of unrealized profit in inventory	(18)	4
4,691		3,118	3,147	0.9

In the first quarter of 2009 capital expenditures amounting to euro 3,147 million (euro 3,118 million in the first quarter 2008) related mainly to:

-	Development activities (euro 1,744 million) deployed mainly in Egypt, Kazakhstan, the United States, Italy, Nigeria and Angola and exploratory projects (euro 380 million) of which 95% was spent outside Italy, primarily in Libya, the United States, Egypt, and Indonesia;
-	Development and upgrading of Eni’s natural gas transport network in Italy (euro 237 million) and distribution network (euro 65 million);
-	Projects aimed at improving the conversion capacity and flexibility of refineries (euro 48 million), as well as building and upgrading service stations in Italy and outside Italy (euro 23 million);
-	Upgrading of the fleet used in the Engineering & Construction division (euro 495 million).

Capital expenditures by division
EXPLORATION & PRODUCTION

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009

219	Acquisitions of proved and unproved property	324	9
22	North Africa	324	6
197	West Africa
	Rest of world		3
603	Exploration	528	380
26	Italy	22	21
134	North Africa	123	113
255	West Africa	93	74
34	North Sea	84	24
7	Caspian Area	4	8
147	Rest of world	202	140
2,055	Development	1,219	1,744
174	Italy	118	174
397	North Africa	272	378
522	West Africa	306	387
144	North Sea	89	122
259	Caspian Area	211	243
559	Rest of world	223	440
39	Other	12	15
2,916		2,083	2,148

GAS & POWER

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009

582	Italy	414	371
74	Outside Italy	36	19
656		450	390
68	Marketing and Power generation	32	24
25	- Marketing	9	10
	Italy	1
25	Outside Italy	8	10
43	- Power generation	23	14
539	Regulated businesses in Italy	390	357
324	- Transport	319	237
99	- Distribution	32	65
116	- Storage	39	55
49	International transport	28	9
656		450	390

REFINING & MARKETING

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009

364	Italy	140	77
58	Outside Italy	9	8
422		149	85
259	Refining, Supply and Logistic	113	48
259	Italy	113	48
157	Marketing	28	26
99	Italy	19	18
58	Outside Italy	9	8
6	Other activities	8	11
422		149	85

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter	First Quarter
2008	2008	2009

1,854	Production of oil and natural gas (a) (b)	(kboe/d)	1,796	1,779
190	Italy		206	174
635	North Africa		626	595
356	West Africa		325	330
244	North Sea		236	242
128	Caspian Area		138	132
301	Rest of world		265	306
163.2	Oil and natural gas sold (a)	(mmboe)	157.0	154.2

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter	First Quarter
2008	2008	2009

1,079	Production of liquids (a)	(kbbl/d)	1,012	1,013
65	Italy		72	55
314	North Africa		333	304
314	West Africa		280	294
142	North Sea		141	139
83	Caspian Area		89	84
161	Rest of world		97	137

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter	First Quarter
2008	2008	2009

4,449	Production of natural gas (a) (b)	(mmcf/d)	4,503	4,398
717	Italy		768	685
1,843	North Africa		1,681	1,671
241	West Africa		260	210
587	North Sea		550	591
260	Caspian Area		283	276
801	Rest of world		961	965

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (289 and 282 mmcf/d in the first quarter 2009 and 2008, respectively and 283 mmcf/d in the fourth quarter 2008).

Petrochemicals

(ktonnes)
Fourth Quarter	First Quarter
2008	2008	2009

	Sales of petrochemical products
234	Olefins	417	305
93	Aromatics	124	75
52	Intermediates	218	94
165	Styrene	142	121
81	Elastomers	120	78
250	Polyethylene	353	329
875		1,374	1,002
1,351	Production	2,157	1,540

Engineering & Construction

(million euro)
Fourth Quarter	First Quarter
2008	2008	2009

	Orders acquired
692	Offshore construction	1,581	561
1,804	Onshore construction	464	1,621
	Offshore drilling	131	316
401	Onshore drilling	79	20
2,897		2,255	2,518

(million euro)
Dec. 31, 2008	Mar. 31, 2009

Order backlog	19,105	19,045

Eni completes the sale of stake in Gazprom Neft

San Donato Milanese (Milan), April 24, 2009 - Eni announces the closing of the sale of the 20% stake in Gazprom Neft to the Russian energy company Gazprom.

The deal, worth 4.2 billion dollars, lies in the framework of agreements previously signed with Gazprom which included the possible exercising of a call option on the 20% stake in Gazprom Neft.

Gazprom Neft operates in the field of exploration and production for oil and condensates.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni: Shareholders' Meeting approves 2008 financial statements dividend of euro 1.30
  net income at euro 6.74 billion

Rome, April 30, 2009 - The Ordinary Shareholders’ Meeting held today resolved to:

  approve the financial statements of Eni SpA at December 31, 2008 which disclose a net income of euro 6,744,606,179.37;
  allocate euro 4,385,965,842.07 of Eni 2008 net income of euro 6,744,606,179.37 remaining after the payment of an interim dividend of euro 0.65 per share as follows:
  payment of the final dividend of euro 0.65 for each share outstanding on the ex-dividend date. The overall 2008 dividend per share amounted therefore to euro 1.30;
  the amount remaining after the allotment of the dividend as described above paid to the Distributable Reserve;
  pay said dividend effective from May 21, 2009, with the ex-dividend date being the May 18, 2009.

Payment of year 2008 final dividend

Eni SpA shareholders’ meeting resolved to pay the final dividend effective from May 21, 2009 (coupon No. 12) with the ex-dividend being May 18, 2009. Therefore, effective from this date, Eni shares will be traded without the right to the payment of 2008 final dividend.

In order to exercise the rights incorporated in the shares owned, shareholders whose shares are not yet in uncertified form shall previously deliver said shares to a financial intermediary for their deposit with Monte Titoli SpA (the Italian Securities Register Centre) and their subsequent dematerialisation.

The payment of dividends to Beneficial Owners of ADRs, each of them representing two Eni shares, listed on the New York Stock Exchange, will be executed through JPMorgan Chase Bank, NA.

Holders of ADRs will receive euro 1.30 per ADR, payable on May 29, 2009 to ADR holders as of May 20, 2009 record date.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it